Form 20-F
period 2009-12-31
TUSCANY MINERALS LTD.
filed 2010-04-29
CIK 1128790

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009.

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report...............................

For the transition period from _________to ____________

Commission file number 000-32981

TUSCANY MINERALS LTD.
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)

The Cayman Islands
(Jurisdiction of incorporation or organization)

780 – 333 Seymour Street, Vancouver, British Columbia Canada V6B 5A6
(Address of principal executive offices)

     Ross Tocher, President,
778.370.1715
780-333 Seymour Street,
Vancouver British Columbia
Canada, V6B 5A6
rosstocher@trianequities.com
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Not Applicable	Not Applicable

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Common Stock, $0.001 par value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Not Applicable
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

There were 51,313,366 common shares, par value $0.001, issued and outstanding as of April 23, 2010.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
[ ] YES [ X ] NO

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
[ ] YES [ X ] NO

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
[ X ] YES [ ] NO

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [ ]	Accelerated filer [ ]	Non-accelerated filer [ X ]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [X]	International Financial Reporting Standards as issued by the International Accounting Standards Board [ ]	Other [ ]

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
[ ] Item 17 [ X ] Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
[ X ] YES [ ] NO

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.
[ ] YES [ ] NO

PART I

Forward-Looking Statements

This report contains forward-looking statements. Forward-looking statements are projections in respect of future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “intends”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential”, or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks in Item 1A “Risk Factors” commencing on page 5 of this report, which may cause our or our industry’s actual results, levels of activity or performance to be materially different from any future results, levels of activity or performance expressed or implied by these forward-looking statements.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity or performance. Except as required by applicable law, including the securities laws of the United States, we do not intend to update any of the forward-looking statements to conform these statements to actual results.

In this report, unless otherwise specified, all dollar amounts are expressed in U.S. dollars and all references to “common shares” refer to the common shares in our capital stock.

As used in this report and unless otherwise indicated, the terms “we”, “us” and “our” refer to Tuscany Minerals Ltd.

ITEM 1               Identity of Directors, Senior Management and Advisers

Not applicable.

ITEM 2               Offer Statistics and Expected Timetable

Not applicable.

ITEM 3               Key Information

A.               Selected Financial Data

The following financial data summarizes selected financial data for our company prepared in accordance with United States generally accepted accounting principles (“US GAAP”) for the five fiscal years ended December 31, 2009. Additional information is presented to show the differences which would result from the application of US GAAP to our financial information. The information presented below for the five year period ended December 31, 2009 is derived from our financial statements which were examined by our independent auditor. The information set forth below should be read in conjunction with our audited financial statements and related notes included in this annual report and with the information appearing under the heading “Item 5. Operating and Financial Review and Prospects”. The data is presented in U.S. dollars.

Selected Financial Data
(Stated in U.S. Dollars - Calculated in accordance with US GAAP)
Fiscal Year Ended December 31 (Audited)

	2009	2008	2007	2006	2005
Net Sales or Operating Revenue	$-	$-	$-	$-	$-
Total Expenses	226,924	104,412	74,191	67,488	49,562
Income (Loss) from Operations and Continuing Operations	(226,924)	(104,412)	(74,191)	(67,488)	(49,562)

	2009	2008	2007	2006	2005
Net Income (loss)	(226,924)	(104,412)	(74,191)	(67,488)	(49,562)
Basic and Diluted Income (loss) per Common Share	(0.01)	(0.01)	(0.01)	(0.01)	(0.00)
Total Assets	1,433	659	1,234	396	76
Total Liabilities	297,030	650,962	545,891	472,096	404,288
Total Stockholders’ Equity (Deficiency)	(295,597)	(650,303)	(545,891)	(471,700)	(404,212)
Capital Stock	51,313	12,538	12,538	12,538	12,538
Weighted Average Number Of Common Shares Outstanding	22,311,517	12,538,000	12,538,000	12,538,000	12,538,000
Number of Common Shares Outstanding as at year end	51,313,366	12,538,000	12,538,000	12,538,000	12,538,000
Long-term Debt	-	-	-	-	-
Dividends per Common Share	-	-	-	-	-

B.               Capitalization and Indebtedness

Not applicable

C.               Reasons for the Offer and Use of Proceeds

Not applicable

D.               Risk Factors

Certain statements in this annual report are forward-looking statements, which reflect our management’s expectations regarding our future growth, results of operations, performance, and business prospects and opportunities. Forward-looking statements consist of statements that are not purely historical, including any statements regarding beliefs, plans, expectations or intentions regarding the future. While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein.

Such estimates, projections or other forward-looking statements involve various risks and uncertainties as outlined below. We caution the reader that important factors in some cases have affected and, in the future, could materially affect, actual results and cause actual results to differ materially from the results expressed in any such estimates, projections or other forward-looking statements.

An investment in our common stock involves a number of risks. You should carefully consider the following risks and uncertainties in addition to other information in this annual report in evaluating our company and our business before purchasing shares of our company’s common stock. Our business, operations and financial condition could be harmed due to any of the following risks.

Risks Relating to Our Company

Our company is a Cayman Islands exempted company and because the rights of shareholders under Cayman Islands law differ from those under United States law, you may have fewer protections as a shareholder.

Our company’s affairs are governed by its memorandum of association and articles of association and we are subject at all times to the Companies Law (2009 Revision) of the Cayman Islands. The rights of shareholders to take action against our directors, actions by minority shareholders and the fiduciary responsibility of directors under Cayman Islands law are governed by common law principles derived from cases in the Cayman Islands and other commonwealth and common law countries. The rights of shareholders and the fiduciary responsibilities of directors under Cayman Islands law differ somewhat from those established under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities law as compared to the United States which could negatively affect your shareholder rights and protections.

Our company is a foreign private issuer and exempt from certain Securities and Exchange Commission requirements that provide shareholders with certain protections and information that must be made available to shareholders of United States public companies.

Our company is a foreign private issuer with respect to its SEC filings, which means we have reduced reporting requirements we under the Securities and Exchange Act of 1934, as amended, resulting in fewer costs associated with financial and reporting compliance. For example, we are exempt from certain provisions applicable to United States public companies, including:

  the rules requiring the filing with the SEC of quarterly reports on Form 10-Q, annual reports on Form 10-K and current reports on Form 8-K;

  the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations with respect to a security registered under the Exchange Act;

  provisions of Regulation FD aimed at preventing issuers from making selective disclosure of material non-public information; and

  the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and establishing insider liability for profits realized from any “short swing” trading transactions, or a purchase and sale, or a sale and purchase, of the issuer’s equity securities within less than six months.

Because of these exemptions, our shareholders will not be afforded the same protections or information generally available to investors holding shares in public companies organized in the United States.

Our company may be subject to United States income tax liabilities which may adversely affect our company’s working capital.

As a result of the recent continuance of our company, our company was deemed to have disposed of all of its property at its fair market value. The American Jobs Creation Act of 2004 includes provisions the effect of which is to treat certain corporations that undergo “inversion transactions” as United States corporations. There is a risk that the Internal Revenue Service would interpret the inversion rules so as to treat our company as a United States corporation even now that the continuance has been consummated. As a result, our company could continue to be subject to tax on its worldwide income as if it remained a United States corporation.

Our company may be classified as a Passive Foreign Investment Company.

Passive Foreign Investment Company (“PFIC”) rules generally provide for punitive treatment to “U.S. holders” (as defined in the section entitled “U.S. Tax Consequences”) of PFICs. A foreign corporation is classified as a PFIC if more than 75% of its gross income is passive income or more than 50% of its assets produce passive income or are held for the production of passive income. Our company may be classified as a PFIC if it holds the requisite percentage of passive assets, including cash, or earns the requisite percentage of passive income, including interest.. If our company is classified as a PFIC, then U.S. holders could be subject to PFIC provisions which may impose U.S. taxes, in addition to those normally applicable, on the sale of our company’s stock or on a distribution with respect to our company’s stock.

We have had negative cash flows from operations and if we are not able to obtain further financing, our business operations may fail.

We had cash in the amount of $1,433 and a working capital deficit of $295,597 as of December 31, 2009. We do not have sufficient funds to independently finance the acquisition and development of new businesses, nor do we have the funds to independently finance our daily operating costs. We do not expect to generate any revenues for the foreseeable future. Accordingly, we will require additional funds, either from equity or debt financing, to maintain our daily operations and to locate, acquire and develop a business. Obtaining additional financing is subject to a number of factors, including investor acceptance of any business we may acquire in the future and investor sentiment. Financing, therefore, may not be available on acceptable terms, if at all. The most likely source of future funds presently available to us is through the sale of equity capital. Any sale of share capital, however, will result in dilution to existing shareholders. If we are unable to raise additional funds when required, we may be forced to delay our plan of operation and our entire business may fail.

We currently do not generate revenues, and as a result, we face a high risk of business failure.

We do not hold an interest in any business or revenue generating property. Historically, we primarily focused on the location and acquisition of mineral and oil and gas properties. To date, we have not been as successful as hoped in implementing our business plan. As such, we are now also seeking business opportunities with established business entities for the merger of a target business with our company in non-resource related businesses in order to find the best opportunity for our company to realize value for our shareholders. We have not generated any revenues to date. In order to generate revenues, we will incur substantial expenses in the location, acquisition and development of a business. We therefore expect to incur significant losses into the foreseeable future. We recognize that if we are unable to generate significant revenues from our activities, our entire business may fail. There is no history upon which to base any assumption as to the likelihood that we will be successful in our plan of operation, and we can provide no assurance to investors that we will generate any operating revenues or achieve profitable operations.

The worldwide macroeconomic downturn may reduce the ability of our company to obtain the financing necessary to continue our business and may reduce the number of viable businesses that we may wish to acquire.

In 2008 and 2009, there was a downturn in general worldwide economic conditions due to many factors, including the effects of the subprime lending and general credit market crises, volatile but generally declining energy costs, slower economic activity, decreased consumer confidence and commodity prices, reduced corporate profits and capital spending, adverse business conditions, increased unemployment and liquidity concerns. These macroeconomic effects, including the resulting recession in various countries and slowing of the global economy, resulted in decreased business opportunities as potential target companies faced increased financial hardship. Tightening credit and liquidity issues also resulted in increased difficulties for our company to raise capital for our continued operations and to consummate a business opportunity with a viable business. Although conditions appear to be becoming more favourable, it is unclear whether such improvements will continue and whether our company will see any improvements in our ability to raise capital as a result. If we are unable to obtain financing in the amounts and on terms deemed acceptable to us, we may be forced to delay a new business acquisition or our entire business may fail.

We will need to raise additional funds in the near future. If we are not able to obtain future financing when required, we might be forced to scale back or cease operations or discontinue our business.

We do not currently have any arrangements for financing and we can provide no assurance to investors we will be able to find such financing when such funding is required. Obtaining additional financing would be subject to a number of factors, including investor acceptance. Furthermore, there is no assurance that we will not incur further debt in the future, that we will have sufficient funds to repay our future indebtedness or that we will not default on our future debts, thereby jeopardizing our business viability. Finally, we may not be able to borrow or raise additional capital in the future to meet our needs or to otherwise provide the capital necessary to pursue a new business opportunity, which might result in the loss of some or all of your investment in our common stock.

Our company anticipates that our funds will not be sufficient to satisfy our cash requirements for the next twelve month period. Also, there is no assurance that actual cash requirements will not exceed our estimates. We will depend almost exclusively on outside capital to pay for the continued operation of our company. Such outside capital may include the sale of additional stock, shareholder advances and/or commercial borrowing. There can be no assurance that capital will continue to be available if necessary to meet these continuing development costs or, if the capital is available, that it will be on terms acceptable to us. The issuance of additional equity securities by us will result in a dilution in the equity interests of our current stockholders. Obtaining commercial loans, assuming those loans would be available, will increase our liabilities and future cash commitments. If we are unable to obtain financing in the amounts and on terms deemed acceptable to us, we may be forced to delay a new business acquisition or our entire business may fail.

If we are unable to hire and retain key personnel, we may not be able to implement our plan of operation and our business may fail.

Our success will be largely dependent on our ability to hire and retain highly qualified personnel. This is particularly true in the highly technical businesses of mineral and oil and gas exploration. These individuals may be in high demand and we may not be able to attract the staff we need. In addition, we may not be able to afford the high salaries and fees demanded by qualified personnel, or we may fail to retain such employees after they are hired. At present, we have not hired any key personnel. Our failure to hire key personnel when needed will have a significant negative effect on our business.

Because our executive officers do not have formal training specific to mineral and oil and gas exploration, there is a higher risk our business will fail.

Our executive officers do not have formal training specific to mineral and oil and gas exploration. While J. Stephen Barley has experience managing a mineral exploration company, he does not have formal training as a geologist. Accordingly, our management may not fully appreciate many of the specific requirements related to working within the mining and oil and gas industry. Our management decisions may not take into account standard engineering or managerial approaches commonly used by such companies. Consequently, our operations, earnings, and ultimate financial success could be negatively affected due to our management’s lack of experience in the industry.

Our executive officers have other business interests, and as a result, may not be willing or able to devote a sufficient amount of time to our business operations, thereby limiting the success of our company.

Ross J. Tocher, our president and chief executive officer, presently spends approximately 15% of his business time on business management services for our company and J. Stephen Barley, our secretary, treasurer, chief financial officer and director, presently spends approximately 15% of his business time on business management services for our company. At present, Mr. Tocher and Mr. Barley spend a reasonable amount of time in pursuit of our company's interests. Due to the time commitments from Mr. Tocher’s and Mr. Barley’s other business interests, however, Mr. Tocher and Mr. Barley may not be able to provide sufficient time to the management of our business in the future and our business may be periodically interrupted or delayed as a result of Mr. Tocher’s and Mr. Barley’s other business interests.

All of our assets and all of our directors and officers are outside the United States, with the result that it may be difficult for investors to enforce within the United States any judgments obtained against us or any of our directors or officers.

All of our assets are located outside the United States and we do not currently maintain a permanent place of business within the United States. In addition, all of our directors and officers are nationals and/or residents of countries other than the United States, and all or a substantial portion of such persons’ assets are located outside the United States. As a result, it may be difficult for investors to enforce within the United States any judgments obtained against us or our officers or directors, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state thereof. Consequently, you may be effectively prevented from pursuing remedies under U.S. federal securities laws against them.

Because our officers, directors and principal shareholders control a large percentage of our common stock, such insiders have the ability to influence matters affecting our shareholders.

Our officers and directors, in the aggregate, beneficially own 57.3% of the issued and outstanding shares of our common stock. As a result, they have the ability to influence matters affecting our shareholders, including the election of our directors, the acquisition or disposition of our assets, and the future issuance of our shares. Because our officers, directors and principal shareholders control such shares, investors may find it difficult to replace our management if they disagree with the way our business is being operated. Because the influence by these insiders could result in management making decisions that are in the best interest of those insiders and not in the best interest of the investors, you may lose some or all of the value of your investment in our common stock.

Risks Related to our Common Stock

Investors’ interests in our company will be diluted and investors may suffer dilution in their net book value per share if we issue additional shares or raise funds through the sale of equity securities.

Our constating documents currently authorize the issuance of 400,000,000 shares of common stock with a par value of $0.001 and 100,000,000 preferred shares with a par value of $0.001. If we are required to issue any additional shares or enter into private placements to raise financing through the sale of equity securities, investors’ interests in our company will be diluted and investors may suffer dilution in their net book value per share depending on the price at which such securities are sold. If we issue any such additional shares, such issuances also will cause a reduction in the proportionate ownership and voting power of all other shareholders. Further, any such issuance may result in a change in our control.

Our common stock is illiquid and shareholders may be unable to sell their shares.

There is currently a limited market for our common stock and we can provide no assurance to investors that a market will develop. If a market for our common stock does not develop, our shareholders may not be able to re-sell the shares of our common stock that they have purchased and they may lose all of their investment. Public announcements regarding our company, changes in government regulations, conditions in our market segment or changes in earnings estimates by analysts may cause the price of our common shares to fluctuate substantially. In addition, stock prices for junior mining and oil and gas companies fluctuate widely for reasons that may be unrelated to their operating results. These fluctuations may adversely affect the trading price of our common shares.

Penny stock rules will limit the ability of our shareholders to sell their stock.

The Securities and Exchange Commission has adopted regulations which generally define “penny stock” to be any equity security that has a market price (as defined) less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. Our securities are covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and “accredited investors”. The term “accredited investor” refers generally to institutions with assets in excess of $5,000,000 or individuals with a net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouse. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document in a form prepared by the Securities and Exchange Commission which provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer’s account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer’s confirmation. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from these rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the stock that is subject to these penny stock rules. Consequently, these penny stock rules may affect the ability of broker-dealers to trade our securities. We believe that the penny stock rules discourage investor interest in and limit the marketability of our common stock.

The Financial Industry Regulatory Authority, or FINRA, has adopted sales practice requirements which may also limit a shareholder's ability to buy and sell our stock.

In addition to the “penny stock” rules described above, FINRA has adopted rules that require that in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending speculative low priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer’s financial status, tax status, investment objectives and other information. Under interpretations of these rules, FINRA believes that there is a high probability that speculative low priced securities will not be suitable for at least some customers. FINRA requirements make it more difficult for broker-dealers to recommend that their customers buy our common stock, which may limit your ability to buy and sell our stock and have an adverse effect on the market for its shares.

We do not intend to pay dividends on any investment in the shares of stock of our company.

We have never paid any cash dividends and currently do not intend to pay any dividends for the foreseeable future. To the extent that we require additional funding currently not provided for in our financing plan, our funding sources may prohibit the payment of a dividend. Because we do not intend to declare dividends, any gain on an investment in our company will need to come through an increase in the stock’s price. This may never happen and investors may lose all of their investment in our company.

ITEM 4               Information on the Company

A.               History and Development of the Company

We were incorporated on October 5, 2000 under the laws of the state of Nevada. On May 17, 2006, we incorporated a wholly-owned Washington subsidiary for the sole purpose of redomiciling to the State of Washington through a merger with our subsidiary. Effective June 26, 2006, we merged with and into our subsidiary, Tuscany Minerals, Ltd., a Washington company, with the surviving company being Tuscany Minerals, Ltd., the Washington company. As a result of this transaction, we redomiciled from the State of Nevada to the State of Washington. The existing bylaws of Tuscany Minerals, Ltd., the Washington company, remained as the bylaws of the surviving corporation. On October 9, 2008, we incorporated our wholly-owned Wyoming subsidiary, Tuscany Minerals Ltd. for the sole purpose of redomiciling to the State of Wyoming through a merger with our subsidiary.

Effective July 7, 2009, we merged with our subsidiary, Tuscany Minerals Ltd., a Wyoming company, with the surviving company being Tuscany Minerals Ltd., the Wyoming company. Effective July 28, 2009, we were issued a certificate of registration by way of continuation by the Registrar of Companies of the Cayman Islands. As a result of this transaction, we redomiciled to the Cayman Islands and became a foreign private issuer.

On October 6, 2009 we received approval from the Financial Industry Regulatory Authority for the change in our name from “Tuscany Minerals, Ltd.” to “Tuscany Minerals Ltd.” and the redomiciling of our company from the State of Wyoming to the Cayman Islands. Effective at the open of trading on October 6, 2009, our new quotation symbol on the OTC Bulletin Board became “TUSMF”.

Our principal business office is located at 780-333 Seymour Street, Vancouver, British Columbia, Canada V6B 5A6. Our registered office for service in the State of Wyoming is located at 1821 Logan Avenue, Cheyenne, WY 82001.

B.               Business Overview

We are an exploration stage company that has not yet generated or realized any revenues from our business operations. We do not currently own any property interests. We are evaluating new opportunities in both the mineral exploration business and in other industries unrelated to the resource sector.

As an exploration stage company, we are seeking opportunities to acquire prospective or existing mineral properties, prospective or producing oil and gas properties or other oil and gas resource related projects. To date, we have not been as successful as hoped in implementing our business plan. As such, we are now also seeking business opportunities with established business entities for the merger of a target business with our company in non-resource related businesses in order to find the best opportunity for our company to realize value for our shareholders. In certain instances, a target business may wish to become a subsidiary of us or may wish to contribute assets to us rather than merge. We are currently in negotiations with one party to enter into a business opportunity but we have not entered into any definitive agreements to date and there can be no assurance that we will be able to enter into any definitive agreements. We anticipate that any new acquisition or business opportunities by our company will require additional financing. There can be no assurance, however, that we will be able to acquire the financing necessary to enable us to pursue our plan of operation. If our company requires additional financing and we are unable to acquire such funds, our business may fail.

We may seek a business opportunity with entities who have recently commenced operations, or entities who wish to utilize the public marketplace in order to raise additional capital in order to expand business development activities, to develop a new product or service, or for other corporate purposes. We may acquire assets and establish wholly-owned subsidiaries in various businesses or acquire existing businesses as subsidiaries.

In implementing a structure for a particular business acquisition or opportunity, we may become a party to a merger, consolidation, reorganization, joint venture, or licensing agreement with another corporation or entity. We may also acquire stock or assets of an existing business. Upon the consummation of a transaction, it is possible that our present management will no longer be in control of our company. In addition, it is possible that our officers and director will, as part of the terms of the acquisition transaction, resign and be replaced by one or more new officers and directors.

As of the date hereof, management has not entered into any formal written agreements for a business combination or opportunity.

We anticipate that the selection of a business opportunity in which to participate will be complex and without certainty of success. Management believes that there are numerous firms in various industries seeking the perceived benefits of being a publicly registered corporation. Business opportunities may be available in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex. We can provide no assurance that we will be able to locate compatible business opportunities.

As an exploration stage company, we are not able to fund our cash requirements through our current operations. Historically, we have been able to raise a limited amount of capital through private placements of our equity stock, but we are uncertain about our continued ability to raise funds privately. Further, we believe that our company may have difficulties raising capital until we locate a prospective property or non-resource business. If we are unable to secure adequate capital to continue our acquisition efforts, our shareholders may lose some or all of their investment and our business may fail.

C.               Organizational Structure

On July 7, 2009, we merged with and into our wholly-owned subsidiary, Tuscany Minerals Ltd., a Wyoming company, with the surviving company being Tuscany Minerals Ltd., the Wyoming company. As a result of this transaction, we redomiciled from the State of Washington to the State of Wyoming. Our bylaws were amended in accordance with the Wyoming Business Corporation Act. A majority of our shareholders approved the merger at our annual and special meeting held on July 2, 2009.

Upon the completion of the merger of our company with and into our Wyoming subsidiary, we filed an application for continuance with the Registrar of Companies of the Cayman Islands on July 28, 2009 and received a certificate of registration by way of continuation from the Registrar, dated July 28, 2009, on July 29, 2009. In accordance with the resolutions of our shareholders at the meeting held on July 2, 2009, a new memorandum of association and articles of association were adopted in substitution of our existing constating documents, effective July 28, 2009, as a result of the issuance of the certificate of registration. As a result of the continuation, our company became a “foreign private issuer” as defined in Rule 3b-4(c) promulgated under the Securities Exchange Act of 1934.

D.               Property, Plant and Equipment

Our principal office is located at 780 - 333 Seymour Street, Vancouver British Columbia V6B 5A6. An officer of our company currently provides this space to us free of charge. This space may not be available to us free of charge in the future. We do not own any real property.

ITEM 4A             Unresolved Staff Comments

Not applicable.

ITEM 5               Operating and Financial Review and Prospects

The information in this section is presented in accordance with US GAAP.

A.               Operating Results

The following summary should be read in conjunction with our audited financial statements for the years ended December 31, 2009 and 2008 included herein.

	Year Ended	Year Ended
	December 31, 2009	December 31, 2008
Expenses
Filing and stock transfer fees	$8,088	$2,801
Interest	34,311	31,045
Management fees	55,657	15,287
Office and sundry	3,968	645
Professional fees	106,444	54,634
Loss on debt settlement foreign exchange	18,456	-
Total expenses	226,924	104,412
Net Loss	(226,924)	(104,412)

Revenue

We are a development stage company and have not generated any revenues from our business operations since inception. Our company does not currently own any property interests.

Expenses

Our operating expenses for the year ended December 31, 2009 were $226,924 compared to $104,412 for the year ended December 31, 2008. This increase in operating expenses of $122,512 was primarily due to increases in filing and stock transfer fees, management fees and loss on debt settlement foreign exchange. Our company also incurred a $51,810 increase in professional fees which consisted mostly of legal fees incurred in connection with our company’s compliance with securities laws.

B.               Liquidity and Capital Resources

Our financial position as at December 31, 2009 and December 31, 2008 and the changes for the years then ended are as follows:

Working Capital

	As at	As at
	December 31, 2009	December 31, 2008
Current Assets	$1,433	$659
Current Liabilities	297,030	650,962
Working Capital (Deficiency)	$(295,597)	$(650,303)

Our working capital deficiency decreased from ($650,303) at December 31, 2008 to ($295,597) at December 31, 2009 as a result of a decrease in operational expenses. Effective January 6, 2009, we issued a $9,188 (CDN$11,246) promissory note to In Touch Digital Media Inc., a wholly-owned company of Ross Tocher, our president and chief executive officer. The promissory note bore 8% interest, was unsecured and was payable on demand. We also issued four additional promissory notes to In Touch Digital Media Inc. on February 18, 2009 in the amount of $23,293 (CDN$28,511), on March 31, 2009 in the amount of $12,558 (CDN$15,371), on May 8, 2009 in the amount of $31,036 (CDN$35,682), and on July 8, 2009 in the amount of $44,812 (CDN$52,206), all on the same terms.

Effective September 30, 2009, we entered into 10 debt settlement and share subscription agreements dated September 30, 2009 with certain debtors to settle promissory notes and accounts payable debt totaling $581,630. We converted such debt into 38,775,366 shares of our common stock pursuant to the terms of the agreements. Three of the agreements were with companies with a common officer to settle debt totalling $319,318, including the promissory notes with In Touch Digital Media Inc described above, in accordance with which 21,287,895 shares of our common stock were issued. All of the 38,775,366 shares of common stock were issued in offshore transactions in reliance upon Regulation S and/or Section 4(2) of the United States Securities Act of 1933, as amended, to persons who are not “U.S. Persons” as that term is defined in Regulation S of the United States Securities Act of 1933. The issuance of the 38,775,366 common shares was also exempt from the prospectus requirements of applicable Canadian securities laws as all of the 10 subscribers were “accredited investors” as such term is defined in National Instrument 45-106 of the Canadian Securities Administrators.

In addition to the issues set out above regarding our ability to raise capital, global economies are currently undergoing a period of economic uncertainty related to the tightening of credit markets worldwide. This has resulted in numerous adverse effects, including unprecedented volatility in financial markets and stock prices, slower economic activity, decreased consumer confidence and commodity prices, reduced corporate profits and capital spending, increased unemployment, liquidity concerns and volatile but generally declining energy prices. We anticipate that the current economic conditions and the credit shortage will adversely impact our ability to raise financing. In addition, if the future economic environment continues to be less favorable than it has been in recent years, we may experience difficulty in locating a suitable business opportunity to acquire or enter into a business combination with.

Cash Flows

	Year Ended	Year Ended
	December 31, 2009	December 31, 2008
Net cash used in Operating Activities	$(166,466)	$(56,022)
Net cash provided in Financing Activities	167,240	55,447
Increase (decrease) in Cash during the Year	$774	$(575)
Cash, Beginning of Year	659	1,234
Cash, End of Year	$1,433	$659

During the year ended December 31, 2009, our net cash used in operating activities increased due to an increased net loss for the year as compared to the year ended December 31, 2008. During the year ended December 31, 2009, our net cash from financing activities increased over the prior period ended December 31, 2008 due to funds provided from notes payable that were issued to related parties.

Anticipated Cash Requirements

We anticipate that we will incur the following expenses over the next twelve months:

1.	$25,000 in connection with locating, evaluating and negotiating potential business opportunities;

2.	$10,000 for operating expenses; and

3.	$63,000 for management, advisory and administrative costs payable pursuant to the terms of the consulting agreement with CHM Financial Services Inc.

We will incur additional expenses if we are successful in entering into an agreement to acquire an interest in a prospective or existing mineral property, a prospective or producing oil or gas property or a non-resource business opportunity. If we acquire any property interests or business, we will require significant funds to develop the property or business in addition to any acquisition costs. It is not possible to estimate such funding requirements until such time as we enter into a definitive agreement to acquire an interest in a property or enter into a business combination.

We require a minimum of approximately $98,000 to proceed with our plan of operation over the next twelve months, exclusive of any acquisition or development costs. This amount may also increase if we are required to carry out due diligence investigations in regards to any prospective property or business opportunity or if the costs of negotiating the applicable transaction are greater than anticipated. We do not have sufficient working capital to enable us to carry out our stated plan of operation for the next twelve months. We plan to complete private placement sales of our common stock in order to raise the funds necessary to pursue our plan of operation and to fund our working capital deficit in order to enable us to pay our accounts payable and accrued liabilities. We currently do not have any arrangements in place for the completion of any private placement financings and there is no assurance that we will be successful in completing any private placement financings.

There can be no assurance that additional financing will be available when needed or, if available, on commercially reasonable terms. If we are not able to obtain additional financing on a timely basis, we may not be able to meet our obligations as they come due and may be forced to scale down or perhaps even cease business operations.

Going Concern

Due to the uncertainty of our ability to meet our current operating and capital expenses, in their report on the annual financial statements for the year ended December 31, 2009, our independent auditors included an explanatory paragraph regarding concerns about our ability to continue as a going concern.

There is substantial doubt about our ability to continue as a going concern as the continuation of our business is dependent upon our company locating and acquiring a business opportunity, and achieving a profitable level of operation. The issuance of additional equity securities by us could result in a significant dilution in the equity interests of our current shareholders. Obtaining commercial loans, assuming those loans would be available, will increase our liabilities and future cash commitments.

C.               Research and Development, Patents and Licenses etc.

We do not currently, and did not previously, have research and development policies in place. Over the past three fiscal years, no funds were expended by our company on research and development activities.

D.               Trend Information

We do not currently know of any trends that would be material to our operations.

E.               Off-Balance Sheet Arrangements

We have no significant off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on our financial condition, changes in financial position, revenues and expenses, results of operations, liquidity, capital expenditures or capital resources that are material to shareholders.

F.               Contractual Obligations

We do not have any required expenditures pursuant to any contractual obligations.

ITEM 6               Directors, Senior Management and Employees

A.               Directors and Senior Management

All directors of our company hold office until the next annual meeting of our shareholders and until such director’s successor is elected and has been qualified, or until such director’s earlier death, resignation or removal. The following table sets forth the names, positions and ages of our executive officers and directors. Our board of directors elects officers and their terms of office are at the discretion of our board of directors.

Name	Position Held	Age	Date First Elected or Appointed
J. Stephen Barley (1)	Secretary, Treasurer, Chief Financial Officer and Director	53	October 5, 2000
Ross Tocher	President and Chief Executive Officer	47	September 10, 2008

(1)

Mr. Barley served as our president and chief executive officer from October 5, 2000 until September 10, 2008 when he resigned as president and chief executive officer and Mr. Tocher was appointed to those positions.

J. Stephen Barley

Mr. Barley has held the positions of Chief Financial Officer, Secretary, Treasurer and director of our company since October 5, 2000 and resigned as President and Chief Executive Officer on September 10, 2008. Mr. Barley received his Bachelor of Commerce degree from the Mount Allison University in New Brunswick, Canada in 1979. He received his law degree from Dalhousie University in Nova Scotia, Canada in 1982. Mr. Barley became a member of the Alberta bar in July 1983 and a member of the British Columbia bar in 1984. In British Columbia, Mr. Barley practiced as a lawyer with Casey & O’Neill and successor firms from 1984 to 1991. Mr. Barley practiced as a lawyer with J. Stephen Barley Personal Law Corporation from 1992 to 1997. Mr. Barley specialized in the areas of corporate and securities law during the time of his private practice as a lawyer with Casey & O’Neill and J. Stephen Barley Personal Law Corporation. Mr. Barley’s clients included a number of publicly traded companies involved in the business of mineral exploration. Mr. Barley has been involved as a corporate finance consultant and as a director and investor in several private and public business ventures since 1997. Mr. Barley is a member in good standing of the Law Society of British Columbia and the Law Society of Alberta.

Until March 2006, Mr. Barley was a director of Cervus Financial Group Inc., a company that was listed on the TSX Venture Exchange (the “TSXV”). In May 2005, Mr. Barley became a director of OMC Capital Corp., a capital pool company listed on the TSXV. In June 2007, OMC Capital Corp. amalgamated with ReMac Zinc Corp. and assumed the name ReMac Zinc Corp. Mr. Barley remains a director and officer of ReMac Zinc Corp. which is listed on the TSXV. On March 20, 2006, Mr. Barley became a director of Calypso Acquisition Corp., a company also listed on the TSXV. Calypso Acquisition Corp. subsequently changed its name to Calypso Uranium Corp. and Mr. Barley is currently president and chief executive officer of that company. In July 2006, Mr. Barley became an officer and director of Ontario Hose Specialties Inc., which subsequently changed its name to Bordeaux Energy Inc. and then subsequently changed its name to Enterprise Energy Resources Ltd. and is listed on the TSXV. Mr. Barley resigned as an officer but remains a director of this company. In August 2006, Mr. Barley became an officer and director of Centillion Industries Inc., a company listed on the NEX, which subsequently changed its name to Palo Duro Energy Inc. and is now listed on the TSXV.

Mr. Barley has resigned as an officer of Palo Duro Energy Inc. but remains as a director. In September 2006, Mr. Barley became a director of Waymar Resources Ltd., a company listed on the TSXV and subsequently became an officer of that company. Mr. Barley has subsequently resigned as an officer and director. Also in September 2006, Mr. Barley became a director of Arrabbiata Capital Corp., which subsequently changed its name to Olivut Resources Ltd. and is listed on the TSXV. Mr. Barley resigned as a director of Olivut Resources Ltd. in January 2008. Mr. Barley became a director of Cap-Link Ventures Ltd. (now, Petrodorado Energy Ltd.), a TSXV listed company, in June 2007 and subsequently became an officer of that company. Mr. Barley subsequently resigned as an officer and a director. Mr. Barley became a director of Thor Explorations Ltd. (NPL) in July 2007 which is listed on the TSXV and is currently a director and the president of this company. Mr. Barley became a director of Redhawk Resources Inc., a TSXV listed company, in July 2007 and became Managing Director on October 1, 2008. Mr. Barley is also a director of ICN Resources Ltd. which company is listed on the TSXV. Mr. Barley is the President of CHM Financial Services Inc. and a partner in WestPoint Merchant Ventures Inc., both of which are private corporate finance services companies.

Ross J. Tocher

Mr. Tocher has held the positions of President and Chief Executive Officer since he was appointed on September 10, 2008. Mr. Tocher has over 30 years’ experience managing investment strategies for a variety of family holding companies with interests in different industries. He was one of the founders of British Columbia based Pan-Canadian Mortgage Group Inc., specializing in commercial mortgage investment, and a co-founder of British Columbia based Gateway Casinos Ltd. Mr. Tocher was a trustee of the Gateway Casino Income Fund, Gateway Trust and director of Gateway G.P. Prior to January 2001, he was the President of Marsonn Packaging Ltd., a company specializing in the repackaging of foods. He co-founded Brew King Ltd., a British Columbia company, and manufacturer of commercial and consumer wine-making concentrates that achieved worldwide sales as the largest non-commercial wine producer in North America before being sold, in 1997, to Andres Wines Ltd. Previously, Ross was also a senior executive with the Tocher family business. Since 1998, he has gained experience as a director of several private equity companies, including British Columbia based Trian Equities Ltd., and he has been the President of Knight Ventures, Ltd., an investment company.

Significant Employees

We have no significant employees other than the officers of our company.

Family Relationships

There are no family relationships among our directors or officers.

B.               Compensation

Executive Compensation

The following table sets forth all compensation received during the two years ended December 31, 2009 by our chief executive officer, chief financial officer and each of the other most highly compensated executive officers whose total compensation exceeded $100,000 in such fiscal year.

SUMMARY COMPENSATION TABLE
Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensa tion ($)	Total ($)
J. Stephen Barley Secretary, Chief Financial Officer, Treasurer and Director (1)(2)	2009 2008	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	55,657(4) 15,287(4)	55,657(4) 15,287(4)
Ross J. Tocher President and Chief Executive Officer (3)	2009 2008	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil

(1)

Mr. Barley was appointed president, chief executive officer, chief financial officer, secretary, treasurer and director of our company on October 5, 2000 and resigned as president and chief executive officer on September 10, 2008.

(2)

Compensation attributable to Mr. Barley is paid pursuant to a management agreement dated December 1, 2000, between our company and CHM Consulting Inc., a company wholly-owned by J. Stephen Barley. This agreement was terminated and superseded by a new consulting agreement dated November 1, 2008 with CHM Financial Services Inc. CHM Consulting Inc. received monthly payments of $750 pursuant to the former agreement and CHM Financial Services Inc. receives $5,019 (CDN$5,250) per month pursuant to the new agreement.

(3)	Mr. Tocher was appointed as our president and chief executive officer effective September 10, 2008.
(4)	Representing consulting fees of $5,019 (CDN$5,250) per month, payable in Canadian dollars, to CHM Financial Services Inc., a company wholly-owned by Mr. Barley.

Compensation Discussion and Analysis

There are no arrangements or plans in which we provide pension, retirement or similar benefits for directors or executive officers. Our directors and executive officers may receive stock options at the discretion of our board of directors in the future. We do not have any material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to our directors or executive officers, except that stock options may be granted at the discretion of our board of directors from time to time. We have no plans or arrangements in respect of remuneration received or that may be received by our executive officers to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control.

The services of J. Stephen Barley, a director and executive officer, are provided to us pursuant to a consulting agreement dated November 1, 2008 with CHM Financial Services Inc. which replaced the former agreement dated December 1, 2000 with CHM Consulting Inc., both companies being wholly-owned by Mr. Barley. Pursuant to the consulting agreement, our company pays CHM Financial Services Inc. a management fee of $5,019 (CDN$5,250) per month, payable in Canadian dollars. The fee to CHM Consulting Inc. was $750 per month under the former agreement.

Our compensation program for our executive officers is administered and reviewed by our board of directors which acts as a compensation committee. Historically, executive compensation consists of a combination of base salary and bonuses. Individual compensation levels are designed to reflect individual responsibilities, performance and experience, as well as the performance of our company. The determination of discretionary bonuses is based on various factors, including implementation of our business plan, acquisition of assets, and development of corporate opportunities and completion of financing.

Directors of our company may be paid for their expenses incurred in attending each meeting of the directors. In addition to expenses, directors may be paid a sum for attending each meeting of the directors or may receive a stated salary as director. No payment precludes any director from serving our company in any other capacity and being compensated for such service. Members of special or standing committees may be allowed similar reimbursement and compensation for attending committee meetings. During the year ended December 31, 2009, we did not pay any compensation or grant any stock options to our sole director.

Grants of Plan-Based Awards

There were no grants of plan-based awards made to our executive officers during the year ended December 31, 2009.

Outstanding Equity Awards at Fiscal Year-End

As at December 31, 2009, there were no unexercised options, stock that had not vested or equity incentive plan awards held by our executive officers.

Option Exercises and Stock Vested

There were no stock options exercised during the year ended December 31, 2009, no stock options held by, and no stock vested to, our executive officers during year ended December 31, 2009.

Long-Term Incentive Plan

Currently, our company does not have a long-term incentive plan in favor of any director, officer, consultant or employee of our company.

Pension and Retirement Plans

Currently, we do not offer any annuity, pension or retirement benefits to be paid to any of our officers, directors or employees, in the event of retirement.

C.               Board Practices

Our directors are re-elected and our officers are re-appointed at the annual general meeting of our shareholders. The last annual general meeting was held on July 2, 2009 and each of our current directors and officers will continue to hold his respective office until his successor is elected or appointed, unless his office is earlier vacated under any of the relevant provisions of our Articles or of the British Columbia Business Corporations Act.

There are no service contracts between our company and any of our officers, directors or employees providing for benefits upon termination of employment.

As of the date of this annual report, our entire board functions as our audit committee. The audit committee reviews and approves the scope of the audit procedures employed by our independent auditors, reviews the results of the auditor’s examination, the scope of audits. The audit committee also recommends the selection of independent auditors.

This annual report does not include an attestation report of our company’s independent registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our company’s independent registered public accounting firm pursuant to temporary rules of the SEC that permit our company to provide only management’s report in this annual report.

D.               Employees

Our company is currently operated by Ross Tocher as our president and chief executive officer, and J. Stephen Barley as our chief financial officer, secretary, treasurer and director. We anticipate that we will be conducting most of our business through agreements with consultants and third parties. Neither Mr. Tocher nor Mr. Barley has an employment agreement with us.

E.               Share Ownership

As of December 31, 2009, there were 51,313,366 common shares of our company issued and outstanding. Of the shares issued and outstanding on that date, our directors and officers owned the following common shares:

Name and Address of Beneficial Owner	Position Held With the Company	Amount and Nature of Beneficial Ownership (1)	Percentage of Class (2)
Ross J. Tocher 780-333 Seymour Street Vancouver, BC V6B 5A6	President and Chief Executive Officer	29,387,895	57.3%
J. Stephen Barley 780-333 Seymour Street Vancouver, BC V6B 5A6	Secretary, Treasurer, Chief Financial Officer and Director	25,000	0.05%
Directors and Executive Officers as a Group (two persons)		29,412,895	57.3%

(1)

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Shares of common stock subject to options currently exercisable, or exercisable within 60 days of April 23, 2010 are deemed outstanding for computing the percentage of the person holding such option or warrant but are not deemed outstanding for computing the percentage of any other person. As of April 23, 2010, we had no options or warrants outstanding.

(2)	Percentage based 51,313,366 shares of common stock outstanding on April 23, 2010.

ITEM 7               Major Shareholders and Related Party Transactions

A.               Major Shareholders

There were 51,313,366 common shares issued and outstanding as of April 23, 2010. The following table sets forth, as of April 23, 2010, persons known to us to be the beneficial owner of more than five percent (5%) of our common shares:

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership (1)	Percentage of Class (2)
Ross J. Tocher	29,387,895	57.3%

(1)

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Shares of common stock subject to options currently exercisable, or exercisable within 60 days of April 23, 2010 are deemed outstanding for computing the percentage of the person holding such option or warrant but are not deemed outstanding for computing the percentage of any other person. As of April 23, 2010, we had no options or warrants outstanding.

(2)	Percentage based 51,313,366 shares of common stock outstanding on April 23, 2010.

Our major shareholders do not have different voting rights. There are no arrangements known to us, the operation of which may at a subsequent date result in a change in the control of our company.

B.               Related Party Transactions

For the year ended December 31, 2009, we carried out a number of transactions with related parties in the normal course of business. These transactions were recorded at their exchange amount, which is the amount of consideration established and agreed to by the related parties.

The following are related party transactions and amounts owing at December 31, 2009 that are not otherwise disclosed elsewhere:

(a)

We paid a management fee of $55,657 (2008 - $15,287; 2007 - $9,000) to a company controlled by our director for the year ended December 31, 2009. The management services were on a month to month basis at $750 per month until September 30, 2008. On November 1, 2008, we entered into an agreement with the same party in which we agreed to pay $5,019 ($5,250 CAD) per month for management services on a month to month basis.

(b)

As of December 31, 2009, accounts payable of $295 (2008 - $27,934; 2007 - $27,438) was owing to our director and $10,037 (2008 - $51,750; 2007 - $45,000) was owing to a company controlled by the same director.

(c)	Interest expensed relating to notes payable due to a company with a common director amounted to $5,327 (2008 - $6,868; 2007 - $5,309) for the year ended December 31, 2009.

(d)	Interest expensed relating to notes payable due to a company with a common officer amounted to $6,100 ( 2008 - $304; 2007 - Nil) for the year ended December 31, 2009.

(e)

On September 30, 2009, we entered into debt settlement agreements with holders of promissory notes and an assignment of debt pursuant to which 21,287,895 shares of our common stock were issued to companies with a common officer to settle debt totalling $319,318.

These transactions were in the normal course of operations.

ITEM 8               Financial Information

A. Financial Statements and Other Financial Information

Our financial statements are stated in U.S. dollars and are prepared in accordance with US GAAP.

Financial Statements filed as part of this Annual Report

  Independent Auditor’s Report of Morgan & Company dated April 26, 2010;

  Report of Independent Registered Public Accounting Firm, Morgan & Company, dated April 26, 2010;

  Balance Sheets at December 31, 2009 and 2008;

  Statements of Operations and Comprehensive Loss for the years ended December 31, 2009, 2008 and 2007 and for the period October 5, 2000 (Date of Inception) to December 31, 2009;

  Statements of Cash Flows for the years ended December 31, 2009 and 2008 and for the period October 5, 2000 (Date of Inception) to December 31, 2009;

  Statement of Shareholder’s Equity (Deficiency) from October 5, 2000 (Date of Inception) to December 31, 2009; and

  Notes to the Audited Financial Statements.

The audited financial statements for the years ended December 31, 2009 and 2008 can be found under Item 18 “Financial Statements”.

B.               Significant Changes

No significant change has occurred since the date of our annual financial statements for the financial year ended December 31, 2009.

ITEM 9               The Offer and Listing

A.               Offer and Listing Details

Our common shares are quoted on the OTC Bulletin Board under the trading symbol “TUSMF.OB”. Our shares have been quoted on the OTC Bulletin Board since October 2001. There have been no trades in our shares of common stock since January 1, 2003.

B.               Plan of Distribution

Not applicable.

C.               Markets

Since October 2001, our common shares have been quoted exclusively on the OTC Bulletin Board, however the shares have not traded since January 1, 2003.

D.               Selling Shareholders

Not applicable.

E.               Dilution

Not applicable.

F.               Expenses of the Issue

Not applicable.

ITEM 10               Additional Information

A.               Share Capital

Not applicable.

B.               Memorandum and Articles of Association

The information required by this item is incorporated herein by reference from our prospectus filed on June 9, 2009.

C.               Material Contracts

We have not entered into any material contracts during the last twenty-four months.

D.               Exchange Controls

There are:

  no governmental laws, decrees or regulations in Cayman Islands that restrict the export or import of capital, including dividend and other payments to holders of shares who are not residents of the Cayman Islands, provided that such holders are not resident in countries subject to certain sanctions by the United Nations or the European Union; and

  limitations on the right of non-resident or foreign owners imposed by Cayman Island law or our Memorandum of Association to hold or vote our shares.

E.               Taxation

Material Cayman Islands Taxation

The Cayman Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties that may be applicable on instruments executed in, or after execution brought within, the jurisdiction of the Cayman Islands. The Cayman Islands are not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

No stamp duties are payable on the issue or transfer of shares. An agreement to transfer shares may be subject to stamp duty if the agreement is executed in the Cayman Islands or, if executed outside the Cayman Islands, subsequently brought into the Cayman Islands. The Stamp Duty Law (2007 Revision), as amended, does not provide who is liable to pay stamp duty on any document but, in practice, the person who seeks to rely on the document in any civil court proceedings will be required to pay stamp duty in order to have the document admitted in evidence.

Material United States Federal Income Tax Consequences

The following is a general discussion of certain possible United States Federal foreign income tax matters under current law, generally applicable to a U.S. Holder (as defined below) of our common shares who holds such shares as capital assets. This discussion does not address all aspects of United States Federal income tax matters and does not address consequences peculiar to persons subject to special provisions of Federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences. See “Certain Canadian Federal Income Tax Consequences” above.

The following discussion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. In addition, this discussion does not consider the potential effects, both adverse and beneficial, of any recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. No assurance can be given that the IRS will agree with such statements and conclusions, or will not take, or a court will not adopt, a position contrary to any position taken herein.

The following discussion is for general information only and is not intended to be, nor should it be construed to be, legal, business or tax advice to any holder or prospective holder of our common shares, and no opinion or representation with respect to the United States Federal income tax consequences to any such holder or prospective holder is made. Accordingly, holders and prospective holders of common shares are urged to consult their own tax advisors with respect to Federal, state, local, and foreign tax consequences of purchasing, owning and disposing of our common shares.

              U.S. Holders

As used herein, a “U.S. Holder” includes a holder of less than 10% of our common shares who is a citizen or resident of the United States, a corporation created or organized in or under the laws of the United States or of any political subdivision thereof, any entity which is taxable as a corporation for United States tax purposes and any other person or entity whose ownership of our common shares is effectively connected with the conduct of a trade or business in the United States. A U.S. Holder does not include persons subject to special provisions of Federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals or foreign corporations whose ownership of our common shares is not effectively connected with the conduct of a trade or business in the United States and shareholders who acquired their shares through the exercise of employee stock options or otherwise as compensation.

              Distributions

The gross amount of a distribution paid to a U.S. Holder will generally be taxable as dividend income to the U.S. Holder for United States federal income tax purposes to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Distributions which are taxable dividends and which meet certain requirements will be “qualified dividend income” and taxed to U.S. Holders at a maximum United States federal rate of 15%. Distributions in excess of our current and accumulated earnings and profits will be treated first as a tax-free return of capital to the extent the U.S. Holder’s tax basis in the common shares and, to the extent in excess of such tax basis, will be treated as a gain from a sale or exchange of such shares.

              Capital Gains

In general, upon a sale, exchange or other disposition of common shares, a U.S. Holder will generally recognize a capital gain or loss for United States federal income tax purposes in an amount equal to the difference between the amount realized on the sale or other distribution and the U.S. Holder’s adjusted tax basis in such shares. Such gain or loss will be a United States source gain or loss and will be treated as a long-term capital gain or loss if the U.S. Holder’s holding period of the shares exceeds one year. If the U.S. Holder is an individual, any capital gain will generally be subject to United States federal income tax at preferential rates if specified minimum holding periods are met. The deductibility of capital losses is subject to significant limitations.

              Foreign Tax Credit

A U.S. Holder who pays (or has had withheld from distributions) Canadian income tax with respect to the ownership of our common shares may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States Federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax. This election is made on a year-by-year basis and generally applies to all foreign income taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations which apply to the tax credit, among which is an ownership period requirement and the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s United States income tax liability that the U.S. Holder’s foreign source income bears to his or its worldwide taxable income. In determining the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. The availability of the foreign tax credit and the application of these complex limitations on the tax credit are fact specific and holders and prospective holders of our common shares should consult their own tax advisors regarding their individual circumstances.

              Passive Foreign Investment Corporation

We do not believe that we are a passive foreign investment corporation (a “PFIC”). However, since PFIC status depends upon the composition of a company’s income and assets and the market value of its assets and shares from time to time, there is no assurance that we will not be considered a PFIC for any taxable year. If we were treated as a PFIC for any taxable year during which a U.S. Holder held shares, certain adverse tax consequences could apply to the U.S. Holder. If we are treated as a PFIC for any taxable year, gains recognized by such U.S. Holder on a sale or other disposition of shares would be allocated ratably over the U.S. Holder’s holding period for the shares. The amount allocated to the taxable year of the sale or other exchange and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as applicable, and an interest charge would be imposed on the amount allocated to such taxable year. Further, any distribution in respect of shares in excess of 125% of the average of the annual distributions on shares received by the U.S. Holder during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, would be subject to taxation as described above. Certain elections may be available to U.S. Holders that may mitigate some of the adverse consequences resulting from PFIC status. However, regardless of whether such elections are made, dividends paid by a PFIC will not be “qualified dividend income” and will generally be taxed at the higher rates applicable to other items of ordinary income.

U.S. Holders and prospective holders should consult their own tax advisors regarding the potential application of the PFIC rules to their ownership of our common shares.

F.               Dividends and Paying Agents

Not applicable.

G.               Statements by Experts

Not applicable.

H.               Documents on Display

Documents concerning our company referred to in this annual report may be viewed by appointment during normal business hours at our registered and records office at Suite 800 - 885 West Georgia Street, Vancouver, British Columbia, Canada, V6C 3H1.

I.               Subsidiary Information

As at the date of this annual report, we do not have any subsidiaries.

ITEM 11               Quantitative and Qualitative Disclosures About Market Risk

Not applicable.

ITEM 12               Description of Securities Other Than Equity Securities

Not applicable.

PART II

ITEM 13               Defaults, Dividend Arrearages and Delinquencies

Not applicable.

ITEM 14               Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

ITEM 15               Controls and Procedures

See item 15T below.

ITEM 15T.            CONTROLS AND PROCEDURES
Disclosure Controls and Procedures

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in our reports filed or submitted under the Securities Exchange Act of 1934 (the “Exchange Act”) is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission's rules and forms. Disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed in our reports filed or submitted under the Exchange Act is accumulated and communicated to management to allow timely decisions regarding required disclosure.

As required by paragraph (b) of Rules 13a-15 or 15d-15 under the Exchange Act, our management, with the participation of our president (our principal executive officer) and our chief financial officer (our principal financial officer and principal accounting officer) evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this annual report, being December 31, 2009. Our president and our chief financial officer evaluated our company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of December 31, 2009.

Based on this evaluation, these officers concluded that, as of December 31, 2009, these disclosure controls and procedures were not effective to ensure that the information required to be disclosed by our company in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities Exchange Commission. The conclusion that our disclosure controls and procedures were not effective was due to the presence of material weaknesses in internal control over financial reporting as identified below under the heading “Management’s Annual Report on Internal Control Over Financial Reporting.” Management anticipates that such disclosure controls and procedures will not be effective until the material weaknesses are remediated.

Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues, if any, within our company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. The term “internal control over financial reporting” is defined as a process designed by, or under the supervision of, an issuer’s principal executive and principal financial officers, or persons performing similar functions, and effected by the issuer’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

(1)	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the issuer;

(2)

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the issuer are being made only in accordance with authorizations of management and directors of the issuer; and

(3)

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, or use or disposition of the issuer’s assets that could have a material effect on the financial statements.

Under the supervision of our president, being our principal executive officer, and our chief financial officer, being our principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2009 using the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, our management concluded our internal control over financial reporting was not effective as at December 31, 2009.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual or interim financial statements will not be prevented or detected on a timely basis. In its assessment of the effectiveness of our internal control over financial reporting as of December 31, 2009, we determined that there were control deficiencies that constituted material weaknesses which are indicative of many small companies with small staff, such as:

(1)	inadequate segregation of duties and effective risk assessment;

(2)

insufficient written policies and procedures for accounting and financial reporting with respect to the requirements and application of both generally accepted accounting principles in the United States and guidelines of the Securities and Exchange Commission; and

(3)	inadequate security and restricted access to computers, including insufficient disaster recovery plans.

These control deficiencies resulted in a reasonable possibility that a material misstatement of the annual or interim financial statements could not have been prevented or detected on a timely basis. As a result of the material weaknesses described above, we concluded that we did not maintain effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by COSO. Our management is currently evaluating remediation plans for the above deficiencies. During the period covered by this annual report on Form 10-K, we have not been able to remediate the weaknesses described above. However, we plan to take steps to enhance and improve the design of our internal control over financial reporting.

This annual report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting. Our internal control over financial reporting was not subject to attestation by our independent registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit us to provide only management’s report in this annual report.

Changes in Internal Controls

There was no change in our internal control over financial reporting identified in connection with the evaluation of our internal control over financial reporting described above that occurred during our most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Attestation Report of Registered Public Accounting Firm

This annual report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting. Our internal control over financial reporting was not subject to attestation by our independent registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit us to provide only management’s report in this annual report.

ITEM 16               [Reserved]

ITEM 16A            Audit Committee Financial Expert

Our board of directors has determined that it does not have an audit committee member that qualifies as an “audit committee financial expert” as defined in Item 407(d)(5)(ii) of Regulation S-K. We believe that the audit committee member is capable of analyzing and evaluating our financial statements and understanding internal controls and procedures for financial reporting. In addition, we believe that retaining an independent director who would qualify as an “audit committee financial expert” would be overly costly and burdensome and is not warranted in our circumstances given the early stages of our development and the fact that we have not generated revenues to date.

National Instrument 52-110

We are a reporting issuer in the Province of British Columbia. National Instrument 52-110 of the Canadian Securities Administrators requires our company, as a venture issuer, to disclose annually in our annual report certain information concerning the constitution of our audit committee and our relationship with our independent auditor. As defined in National Instrument 52-110, as we have only one director, who is also an officer of our company and is the sole member of our audit committee, we have no independent directors. For a description of the education and experience of our director that is relevant to the performance of his responsibilities as audit committee member, please see the disclosure under the heading “Item 6. Directors, Senior Management and Employees”.

J. Stephen Barley, the sole member of our audit committee, is “financially literate”, as defined in National Instrument 52-110, as he has the industry experience necessary to understand and analyze financial statements of our company, as well as the understanding of internal controls and procedures necessary for financial reporting.

The audit committee is responsible for review of both interim and annual financial statements for our company. For the purposes of performing their duties, the members of the audit committee have the right at all times, to inspect all the books and financial records of our company and any subsidiaries and to discuss with management and the external auditors of our company any accounts, records and matters relating to the financial statements of our company.

Since the commencement of our company’s most recently completed financial year, our company’s board of directors has not failed to adopt a recommendation of the audit committee to nominate or compensate an external auditor.

Since the commencement of our company’s most recently completed financial year, our company has not relied on the exemptions contained in sections 2.4 or 8 of National Instrument 52-110. Section 2.4 (De Minimis Non-audit Services) provides an exemption from the requirement that the audit committee must pre-approve all non-audit services to be provided by the auditor, where the total amount of fees related to the non-audit services are not expected to exceed 5% of the total fees payable to the auditor in the fiscal year in which the non-audit services were provided. Section 8 (Exemptions) permits a company to apply to a securities regulatory authority for an exemption from the requirements of National Instrument 52-110 in whole or in part.

The audit committee has adopted specific policies and procedures for the engagement of non-audit services as set out in the Audit Committee Charter of our company. A copy of our company’s Audit Committee Charter was filed as Exhibit 10.7 to our annual report on Form 10-K for the year ended December 31, 2008. We will provide a copy of the Audit Committee Charter to any person without charge, upon request. Requests can be sent to: Tuscany Minerals Ltd., 780 – 333 Seymour Street, Vancouver, British Columbia V6B 5A6.

National Instrument 58-110

We are a reporting issuer in the Province of British Columbia. National Instrument 58-110 of the Canadian Securities Administrators requires our company, as a venture issuer, to disclose annually in our annual report certain information concerning corporate governance disclosure.

Board of Directors

Our board of directors currently acts with only one member, being J. Stephen Barley. We have determined that Mr. Barley is not independent as that term is defined in National Instrument 52-110 due to the fact that he is also the chief financial officer, secretary and treasurer of our company.

Our board of directors facilitates its exercise of independent supervision over management by endorsing the guidelines for responsibilities of the board as set out by regulatory authorities on corporate governance in Canada and the United States. Our board’s primary responsibilities are to supervise the management of our company, to establish an appropriate corporate governance system, and to set a tone of high professional and ethical standards.

The board is also responsible for:

  selecting and assessing members of the board;

  choosing, assessing and compensating the president, secretary and treasurer of our company, approving the compensation of all executive officers and ensuring that an orderly management succession plan exists;

  reviewing and approving our company’s strategic plan, operating plan, capital budget and financial goals, and reviewing its performance against those plans;

  adopting a code of conduct and a disclosure policy for our company, and monitoring performance against those policies;

  ensuring the integrity of our company’s internal control and management information systems;

  approving any major changes to our company’s capital structure, including significant investments or financing arrangements; and

  reviewing and approving any other issues which, in the view of the board or management, may require board scrutiny.

Directorships

Our director is currently a director of the following other reporting issuers:

Name of Company	Exchange
ReMac Zinc Corp.	TSX Venture Exchange
Calypso Uranium Corp.	TSX Venture Exchange
Enterprise Energy Resources Ltd.	TSX Venture Exchange
Palo Duro Energy Inc.	TSX Venture Exchange
Thor Explorations Ltd.	TSX Venture Exchange
Redhawk Resources Inc.	TSX Venture Exchange
ICN Resources Ltd.	TSX Venture Exchange

Orientation and Continuing Education

We have an informal process to orient and educate new recruits to the board regarding their role of the board, our committees and our directors, as well as the nature and operations of our business. This process provides for an orientation with key members of the management staff, and further provides access to materials necessary to inform them of the information required to carry out their responsibilities as a board member. This information includes the most recent board approved budget, the most recent annual report, the audited financial statements and copies of the interim quarterly financial statements.

The board does not provide continuing education for its directors. Each director is responsible to maintain the skills and knowledge necessary to meet his or her obligations as directors.

Nomination of Directors

The board is responsible for identifying new director nominees. In identifying candidates for membership on the board, the board takes into account all factors it considers appropriate, which may include strength of character, mature judgment, career specialization, relevant technical skills, diversity and the extent to which the candidate would fill a present need on the board. As part of the process, the board, together with management, is responsible for conducting background searches, and is empowered to retain search firms to assist in the nominations process. Once candidates have gone through a screening process and met with a number of the existing directors, they are formally put forward as nominees for approval by the board.

Assessments

The board intends that, in the event that we appoint additional directors, individual director assessments be conducted by other directors, taking into account each director’s contributions at board meetings, service on committees, experience base, and their general ability to contribute to one or more of our company’s major needs. However, until additional directors are appointed, and due to our stage of development and our need to deal with other urgent priorities, the board has not yet implemented such a process of assessment.

ITEM 16B              Code of Ethics

Effective March 15, 2004, our company’s board of directors adopted a Code of Business Conduct and Ethics that applies to, among other persons, our company’s president and secretary (being our principal executive officer, principal financial officer and principal accounting officer), as well as persons performing similar functions. As adopted, our Code of Business Conduct and Ethics sets forth written standards that are designed to deter wrongdoing and to promote:

1.	honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

2.

full, fair, accurate, timely, and understandable disclosure in reports and documents that we file with, or submit to, the Securities and Exchange Commission and in other public communications made by us;

3.	compliance with applicable governmental laws, rules and regulations;

4.	the prompt internal reporting of violations of the Code of Business Conduct and Ethics to an appropriate person or persons identified in the Code of Business Conduct and Ethics; and

5.	accountability for adherence to the Code of Business Conduct and Ethics.

Our Code of Business Conduct and Ethics requires, among other things, that all of our company’s personnel shall be accorded full access to our president and secretary with respect to any matter which may arise relating to the Code of Business Conduct and Ethics. Further, all of our company’s personnel are to be accorded full access to our company’s board of directors if any such matter involves an alleged breach of the Code of Business Conduct and Ethics by our president or secretary.

In addition, our Code of Business Conduct and Ethics emphasizes that all employees, and particularly managers and/or supervisors, have a responsibility for maintaining financial integrity within our company, consistent with generally accepted accounting principles, and federal, provincial and state securities laws. Any employee who becomes aware of any incidents involving financial or accounting manipulation or other irregularities, whether by witnessing the incident or being told of it, must report it to his or her immediate supervisor or to our company’s President or Secretary. If the incident involves an alleged breach of the Code of Business Conduct and Ethics by the President or Secretary, the incident must be reported to any member of our board of directors. Any failure to report such inappropriate or irregular conduct of others is to be treated as a severe disciplinary matter. It is against our company policy to retaliate against any individual who reports in good faith the violation or potential violation of our company’s Code of Business Conduct and Ethics.

Our Code of Business Conduct and Ethics was filed with the Securities and Exchange Commission on March 30, 2004 as Exhibit 14.1 to our annual report on Form 10-KSB. We will provide a copy of the Code of Business Conduct and Ethics to any person without charge, upon request. Requests can be sent to: Tuscany Minerals Ltd., 780 – 333 Seymour Street, Vancouver, British Columbia V6B 5A6.

ITEM 16C               Principal Accountant Fees and Services

Audit Fees. This category includes the fees for the audit of our financial statements and the quarterly reviews of interim financial statements. This category also includes advice on audit and accounting matters that arose during or as a result of the audit or the review of interim financial statements and services in connection with Securities and Exchange Commission filings.

Audit-Related Fees. This category includes assurance and related services that are reasonably related to the performance of the audit or review of the financial statements that are not reported under Audit Fees, and describes the nature of the services comprising the fees disclosed under this category.

Tax Fees. This category includes the fees for professional services rendered for tax compliance, tax advice and tax planning, and describes the nature of the services comprising the fees disclosed under this category.

All Other Fees. This category includes products and services provided by the principal accountant, other than the services reported under Audit Fees, Audit-Related Fees or Tax Fees.

Our current independent public accountants provided audit and other services during the fiscal years ended December 31, 2009 and 2008 as follows:

	2009	2008
	($)	($)
Audit Fees	22,200	17,950
Audit-Related Fees	4,450	-
Tax Fees	-	1,359
All Other Fees	-	-
Total Fees	26,650	19,309

We do not use Morgan & Company, Chartered Accountants, for financial information system design and implementation. These services, which include designing or implementing a system that aggregates source data underlying the financial statements or generates information that is significant to our financial statements, are provided internally or by other service providers. We do not engage Morgan & Company, Chartered Accountants, to provide compliance outsourcing services.

Effective May 6, 2003, the Securities and Exchange Commission adopted rules that require that before Morgan & Company, Chartered Accountants, is engaged by us to render any auditing or permitted non-audit related service, the engagement be:

  approved by our audit committee (which consists of our entire board of directors); or

  entered into pursuant to pre-approval policies and procedures established by our board, provided the policies and procedures are detailed as to the particular service, our board is informed of each service, and such policies and procedures do not include delegation of the board of directors’ responsibilities to management.

Our board of directors pre-approves all services provided by our independent auditors. All of the above services and fees were reviewed and approved by our board either before or after the respective services were rendered.

Our board of directors has considered the nature and amount of fees billed by Morgan & Company, Chartered Accountants, and believes that the provision of services for activities unrelated to the audit is compatible with maintaining Morgan & Company’s independence.

ITEM 16D.               Exemption from the Listing Standards for Audit Committees

Not Applicable.

ITEM 16E               Purchases of Equity Securities the Company and Affiliated Purchasers

Not Applicable.

ITEM 16F               Change in Registrant’s Certifying Accounting

Not Applicable.

ITEM 16G               Corporate Governance

Not Applicable.

PART III

ITEM 17               Financial Statements

Refer to Item 18 - Financial Statements.

ITEM 18               Financial Statements

Financial Statements Filed as Part of this Annual Report:

  Independent Auditor’s Report of Morgan & Company dated April 26, 2010 on the Financial Statements as at December 31, 2009 and 2008;

  Report of Independent Registered Public Accounting Firm, Morgan & Company, dated April 26, 2010;

  Balance Sheets at December 31, 2009 and 2008;

  Statements of Operations and Comprehensive Loss for the years ended December 31, 2009, 2008 and 2007 and for the period October 5, 2000 (Date of Inception) to December 31, 2009;

  Statements of Cash Flows for the years ended December 31, 2009, 2008 and 2007 and for the period October 5, 2000 (Date of Inception) to December 31, 2009;

  Statement of Shareholders’ Equity (Deficiency) from October 5, 2000 (Date of Inception) to December 31, 2009; and

  Notes to Audited Financial Statements.

TUSCANY MINERALS LTD.
(An Exploration Stage Company)

FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2009 AND 2008
(Stated in U.S. Dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and Stockholders of
Tuscany Minerals Ltd.
(An Exploration Stage Company)

We have audited the accompanying balance sheets of Tuscany Minerals Ltd. (an exploration stage company) as of December 31, 2009 and 2008, and the related statements of operations and cash flows for each of the two years in the period ended December 31, 2009, and for the cumulative period from October 5, 2000 (date of inception) to December 31, 2009, and stockholders’ equity (deficiency) for the cumulative period from October 5, 2000 (date of inception) to December 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2009 and 2008, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2009, and for the cumulative period from October 5, 2000 (date of inception) to December 31, 2009, in conformity with United States generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations, has negative cash flows, has a stockholders’ deficiency and is dependent upon obtaining adequate financing to fulfil its development activities and upon future profitable operations from the development of any mineral properties that it may acquire. These factors raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also discussed in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Vancouver, Canada

“Morgan & Company”

April 26, 2010	Chartered Accountants

TUSCANY MINERALS LTD.
(An Exploration Stage Company)

BALANCE SHEETS
(Stated in U.S. Dollars)

	DECEMBER 31
	2009	2008
ASSETS
Current
Cash	$1,433	$659
LIABILITIES
Current
Accounts payable and accrued liabilities (Note 6)	$25,191	$109,156
Notes and accrued interest payable (Note 4)	14,995	221,119
Promissory note and accrued interest payable (Note 5 and 6)	256,844	320,687
	297,030	650,962
STOCKHOLDERS’ DEFICIENCY
Capital Stock (Note 8)	51,313	12,538
Additional Paid-in Capital	606,317	63,462
Deficit Accumulated During The Exploration Stage	(953,227)	(726,303)
	(295,597)	(650,303)

	$1,433	$659

The accompanying notes are an integral part of these financial statements.

TUSCANY MINERALS LTD.
(An Exploration Stage Company)
STATEMENTS OF OPERATIONS
(Stated in U.S. Dollars)

			PERIOD FROM
			DATE OF
			INCEPTION
			OCTOBER 5
	YEAR ENDED		2000 TO
	DECEMBER 31,		DECEMBER
			31,
	2009	2008	2009

Expenses
Consulting fee	$-	$-	$3,193
Filing and stock transfer fees	8,088	2,801	16,180
Interest (note 6)	34,311	31,045	194,229
Management fee (Note 6)	55,657	15,287	134,694
Mineral property exploration expenditure	-	-	8,500
Mineral property option payment	-	-	3,428
Office and sundry	3,968	645	10,489
Loss on debt settlement foreign exchange	18,456	-	18,456
Oil and gas property exploration expenditures	-	-	202,686
Professional fees	106,444	54,634	322,884
Travel and business development	-	-	38,488
	226,924	104,412	953,227

Net Loss For The Period	$(226,924)	$(104,412)	$(953,227)

Basic And Diluted Loss Per Common Share	$(0.01)	$(0.01)

Weighted Average Number Of Common Shares Outstanding	22,311,517	12,538,000

The accompanying notes are an integral part of these financial statements.

TUSCANY MINERALS LTD.
(An Exploration Stage Company)
STATEMENTS OF CASH FLOWS
(Stated in U.S. Dollars)

			PERIOD FROM
			DATE OF
			INCEPTION
			OCTOBER 5,
	YEAR ENDED		2000 TO
	DECEMBER 31,		DECEMBER 31,
	2009	2008	2009

Cash Flows (Used In) Provided By:
Operating Activities

Net loss for the period	$(226,924)	$(104,412)	$(953,227)

Adjustment to reconcile net loss to net cash used by operating activities:
Loss on debt settlement foreign exchange	18,456	-	18,456

Changes in non-cash operating working capital items:
Accounts payable and accrued liabilities	7,691	17,345	116,847
Accrued interest payable	34,311	31,045	194,229
	(166,466)	(56,022)	(623,695)

Financing Activities
Proceeds from notes payable	167,240	55,447	353,078
Proceeds from promissory note payable	-	-	196,050
Issuance of common shares	-	-	76,000
	167,240	55,447	625,128

Net Increase (Decrease) In Cash	774	(575)	1,433

Cash, Beginning Of Period	659	1,234	-

Cash, End Of Period	$1,433	$659	$1,433

Non-cash Financing Activities
Common stock issued to settle debt (Note 8b))	$581,630	$-	$581,630

Supplemental Disclosure of Cash Flow Information
Interest paid	$-	$-	$-
Income taxes paid	$-	$-	$-

The accompanying notes are an integral part of these financial statements.

TUSCANY MINERALS, LTD.
(An Exploration Stage Company)

STATEMENT OF STOCKHOLDERS’ EQUITY (DEFICIENCY)

PERIOD FROM INCEPTION, OCTOBER 5, 2000, TO DECEMBER 31, 2009
(Stated in U.S. Dollars)

	COMMON STOCK			DEFICIT
	NUMBER			ACCUMULATED
	OF		ADDITIONAL	DURING THE	CUMULATIVE
	COMMON	PAR	PAID-IN	EXPLORATION	TRANSLATION
	SHARES	VALUE	CAPITAL	STAGE	ADJUSTMENT	TOTAL

November - Shares issued for cash at $0.001	6,500,000	$6,500	$-	$-	$-	$6,500
November - Shares issued for cash at $0.01	6,000,000	6,000	54,000	-	-	60,000
December - Shares issued for cash at $0.25	38,000	38	9,462	-	-	9,500
Translation adjustment	-	-	-	-	660	660
Net loss for the period	-	-	-	(7,310)	-	(7,310)
Balance, December 31, 2000	12,538,000	12,538	63,462	(7,310)	660	69,350
Translation adjustment	-	-	-	-	(752)	(752)
Net loss for the year	-	-	-	(54,811)	-	(54,811)
Balance, December 31, 2001	12,538,000	12,538	63,462	(62,121)	(92)	13,787
Translation adjustment	-	-	-	-	16	16
Net loss for the year	-	-	-	(24,972)	-	(24,972)
Balance, December 31, 2002	12,538,000	12,538	63,462	(87,093)	(76)	(11,169)
Translation adjustment	-	-	-	-	(205)	(205)
Net loss for the year	-	-	-	(271,508)	-	(271,508)
Balance, December 31, 2003	12,538,000	12,538	63,462	(358,601)	(281)	(282,882)
Translation adjustment	-	-	-	-	281	281
Net loss for the year	-	-	-	(72,049)	-	(72,049)
Balance, December 31, 2004	12,538,000	12,538	63,462	(430,650)	-	(354,650)
Net loss for the year	-	-	-	(49,562)	-	(49,562)
Balance, December 31, 2005	12,538,000	12,538	63,462	(480,212)	-	(404,212)
Net loss for the year	-	-	-	(67,488)	-	(67,488)
Balance, December 31, 2006	0	0	0	(547,700)	-	(471,700)
Net loss for the year	-	-	-	(74,191)	-	(74,191)
Balance, December 31, 2007	0	0	0	(621,891)	-	(545,891)
Net loss for the year	-	-	-	(104,412)	-	(104,412)
Balance, December 31, 2008	0	0	0	(726,303)	-	(650,303)

September - Shares issued for settling debt at $0.015	38,775,366	38,775	542,855	-	-	581,630
Net loss for the year				(226,924)	-	(226,924)
Balance, December 31, 2009	51,313,366	$51,313	$606,317	$(953,297)	$-	$(953,297)

TUSCANY MINERALS LTD.
(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2009 AND 2008
(Stated in U.S. Dollars)

1.	NATURE OF OPERATIONS AND GOING CONCERN

a)	Organization

The Company was incorporated in the State of Nevada, U.S.A., on October 5, 2000. The Company’s principal executive officers are in Vancouver, British Columbia, Canada.

On May 17, 2006, the Company incorporated a wholly-owned Washington subsidiary for the sole purpose of redomiciling to the State of Washington through a merger with its subsidiary. Effective June 26, 2006, the Company merged with and into its subsidiary, Tuscany Minerals, Ltd., a Washington company, with the surviving company being Tuscany Minerals, Ltd., the Washington company. As a result of this transaction, the Company redomiciled from the State of Nevada to the State of Washington. The existing bylaws of Tuscany Minerals, Ltd., the Washington company, remained as the bylaws of the surviving corporation.

Effective July 7, 2009, the Company merged with another newly created subsidiary, Tuscany Minerals Ltd., a Wyoming company, with the surviving company being Tuscany Minerals Ltd., the Wyoming company. Effective July 28, 2009, the Company was issued a certificate of registration by way of continuation by the Registrar of Companies of the Cayman Islands. As a result of this transaction, the Company redomiciled to the Cayman Islands. At the same time, the Company adopted a new memorandum of association and articles of association in substitution of its existing constating documents. As a result of the continuation, the Company became a foreign private issuer as defined in Rule 3b-4 promulgated under the Securities Exchange Act of 1934.

b)	Exploration Stage Activities

The Company has been in the exploration stage since its formation and has not realized any revenues from its planned operations. As at June 30, 2009 the Company is evaluating new opportunities in both the mineral exploration business and in other industries unrelated to the resource sector. The Company had previous exploration activities in the natural gas and oil business in 2003 and in the acquisition and exploration of mining properties prior to 2003.

c)	Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern.

As shown in the accompanying financial statements, the Company has incurred a net loss of $953,227 for the period from October 5, 2000 (inception) to December 31, 2009, has negative working capital, has a stockholders’ deficiency and has no sales. The future of the Company is dependent upon its ability to obtain adequate financing and upon future profitable operations from the development of its business that it may acquire. Management has plans to seek additional capital through a private placement and public offering of any common stock and form the issuance of promissory notes. The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts of and classification of liabilities that might be necessary in the event the Company cannot continue in existence.

TUSCANY MINERALS LTD.
(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2009 AND 2008
(Stated in U.S. Dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

In June 2009, the Financial Accounting Standards Board (“FASB”) issued its final Statement of Financial Accounting Standards (“SFAS”) No. 168, “The “FASB Accounting Standards Codification” and “the Hierarchy of Generally Accepted Accounting Principles, a replacement of FASB Statement No. 162” (“SFAS 168”). SFAS 168 establishes the “FASB” Accounting Standards Codification” (“Codification”), which officially launched July 1, 2009, to become the source of authoritative U.S. generally accepted accounting principles (“GAAP”) recognized by the FASB to be applied by non-governmental entities, superseding existing FASB, American Institute of Certified Public Accountants (“AICPA”), Emerging Issues Task Force (“EITF”), and related accounting literature. Rules and interpretive releases of the Securities and Exchange Commission (“SEC”) under authority of federal securities laws are also sources of authoritative U.S. GAAP for SEC registrants. SFAS 168 recognizes the previously issued GAAP pronouncements into accounting topics and displays them using a consistent structure. The subsequent issuances of new standards will be in the form of Accounting Standards Updates (“ASU”) that will be included in the Codification. SFAS 168 is effective for the Company as of the year ended December 31, 2009. As the Codification was not intended to change or alter existing GAAP, it does not have an impact on the Company’s financial statements. The only impact is that references to authoritative accounting literature are in accordance with the Codification. The Company has included in its disclosures the Accounting Standards Codification (“ASC”) cross-reference along side the references to the accounting standards issued and adopted prior to the adoption of Codification.

The financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which have been made using careful judgement.

The financial statements have, in management’s opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

a)	Exploration Stage Company

The Company complies with Financial Accounting Standards Board (“FASB”) Statement No. 7 (codified in ASC Topic 915 entitled Development Stage Entities), and Securities and Exchange Commission (“SEC”) Act Guide 7 in its characterization as an exploration stage company.

b)	Mineral Property Interests

Costs of acquisition, exploration, carrying and retaining unproven mineral properties are expensed as incurred.

TUSCANY MINERALS LTD.
(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2009 AND 2008
(Stated in U.S. Dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

	c)	Cash

Cash consists of cash on deposit with high quality major financial institutions. The carrying amounts approximated fair market value due to the liquidity of these deposits.

d)	Use of Estimates and Assumptions

The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses for the reporting period. Actual results could differ from these estimates. The significant areas requiring management’s estimates and assumptions include fair value of shares issued to settle debt, valuation allowance for income tax purposes and fair value measurement of financial instruments.

e)	Foreign Currency Translation

The Company’s functional currency is the U.S. dollar. Transactions in foreign currency are translated in accordance with SFAS 52, Foreign Currency Translation (codified in ASC Topic 830, Foreign Currency Matters), into U.S. dollars and reporting as follows:

i)	monetary items at the exchange rate prevailing at the balance sheet date;
ii)	non-monetary items at the historical exchange rate;
iii)	revenue and expense at the average exchange rate in effect during the applicable accounting period.

f)	Basic and Diluted Loss Per Share

The Company computes loss per share in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 128 – “Earnings Per Share” (codified in ASC Topic 260, Earnings Per Share). Under these provisions, basic loss per share is computed using the weighted average number of common stock outstanding during the periods. Diluted loss per share is computed using the weighted average number of common and potentially dilutive common stock outstanding during the period. As the Company generated net losses in the period presented, the basic and diluted loss per share is the same as any exercise of options or warrants would anti-dilutive.

TUSCANY MINERALS LTD.
(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2009 AND 2008
(Stated in U.S. Dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

g)	Financial Instruments and Concentration of Risk

The Company’s financial instruments consist of cash on deposit, accounts payable and accrued liabilities, notes payable and promissory note payable.

Management of the Company does not believe that the Company is subject to significant interest, currency or credit risks arising from these financial instruments. The respective carrying values of financial instruments approximate their fair values. Fair values were assumed to approximate carrying values since they are short-term in nature or they are receivable or payable on demand.

h)	Income Taxes

The Company has adopted SFAS No. 109 – “Accounting for Income Taxes” (codified in ASC Topic 740, Income Taxes). This standard requires the use of an asset and liability approach for financial accounting, and reporting on income taxes. If it is more likely than not that some portion or all of a deferred tax asset will not be realized, a valuation allowance is recognized.

Effective January 1, 2008, the Company adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (“FIN 48”), (codified in ASC Topic 740-10-25, Income Taxes). FIN 48 prescribes recognition thresholds that must be met before a tax position is recognized in the financial statements and provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. Under FIN 48, an entity may only recognize or continue to recognize tax positions that meet a “more likely than not” threshold. The Company did not make any adjustment to opening retained earnings as a result of the implementation.

Based on its evaluation, the Company has concluded that there are no significant uncertain tax positions requiring recognition in its financial statements.

The Company’s policy is to recognize interest and penalties related to income tax issues as components of income tax expense. The Company did not recognize or have any accrual for interest and penalties relating to income taxes as of December 31, 2009 or 2008.

i)	Asset Retirement Obligations

The Company has adopted SFAS No. 143 (codified in ASC Topic 410 Asset Retirement Obligations), which requires that an asset retirement obligation (“ARO”) associated with the retirement of a tangible long-lived asset be recognized as a liability in the period which it is incurred and becomes determinable, with an offsetting increase in the carrying amount of the associated asset.

TUSCANY MINERALS LTD.
(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2009 AND 2008
(Stated in U.S. Dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

i)	Asset Retirement Obligations (Continued)

The cost of the tangible asset, including the initially recognized ARO, is depleted, such that the cost of the ARO is recognized over the useful life of the asset. The ARO is recorded at fair value, and accretion expense is recognized over time as the discounted liability is accreted to its expected settlement value. The fair value of the ARO is measured using expected future cash flow, discounted at the Company’s credit-adjusted risk-free interest rate. To date, no asset retirement obligation exists due to the early stage of exploration. Accordingly, no liability has been recorded.

j)	Asset Impairment

Long-lived assets are tested for recoverability whenever events or changes in circumstances indicate the carrying amount may not be recoverable, pursuant to guidance established in SFAS No. 144, “Accounting for the Impairment or Disposal of Long-lived Assets” (codified in ASC Topic 360-50, Impairment or Disposal of Long-lived Assets). The Company determines impairment by comparing the undiscounted future cash flows estimated to be generated by its assets to their respective carrying amounts. If impairment is deemed to exist the assets will be written down to fair value.

k)	Comprehensive Loss

SFAS 130, Reporting Comprehensive Income, (codified in ASC Topic 220, Comprehensive Income) establishes standards for the reporting and display of comprehensive loss and its components in the financial statements. As at December 31, 2009 and 2008, the Company has no items that represent a comprehensive loss and, therefore, has not included a schedule of comprehensive loss in the financial statements.

l)	Common Share Non-Monetary Consideration

In situations where common shares are issued and the fair value of the goods or services received is readily determinable, the fair value of the common shares is used to measure and record the transaction. The fair value of the common shares issued in exchange for the receipt of goods and services is based on the stock price as of the earliest of:

i)	the date at which the counterparty’s performance is complete;
ii)	the date at which a commitment for performance by the counterparty to earn the common shares is reached; or
iii)	the date at which the common shares are issued if they are fully vested and non-forfeitable at that date.

TUSCANY MINERALS LTD.
(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2009 AND 2008
(Stated in U.S. Dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

m)

New authoritative accounting guidance under FASB ASC Topic 855, “Subsequent Events”, establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or available to be issued. FASB ASC Topic 855 defines (i) the period after the balance sheet date during which a reporting entity’s management should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, (ii) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and (iii) the disclosures an entity should make about events or transactions that occurred after the balance sheet date. The new authoritative accounting guidance under FASB ASC Topic 855 became effective for the Company’s financial statements for periods ending after June 15, 2009 and did not have a significant impact on the Company’s financial statements.

n)

In August 2009, the FASB issued an update of ASC Topic 820, Measuring Liabilities at Fair Value. The new guidance provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using prescribed techniques. The Company adopted the new guidance in the third quarter of 2009. The adoption of this standard did not have a significant impact on the Company’s financial position or results of operations.

3.	RECENT ACCOUNTING PRONOUNCEMENTS

In October 2009, the FASB issued ASU No. 2009-13, Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements (a consensus of the FASB Emerging Issues Task Force) which amends ASC 605-25, Revenue Recognition: Multiple-Element Arrangements. ASU No. 2009-13 addresses how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting and how to allocate consideration to each unit of accounting in the arrangement. This ASU replaces all references to fair value as the measurement criteria with the term selling price and establishes a hierarchy for determining the selling price of a deliverable. ASU No. 2009-13 also eliminates the use of the residual value method for determining the allocation of arrangement consideration. Additionally, ASU No. 2009-13 requires expanded disclosures. This ASU will become effective for the Company for revenue arrangements entered into or materially modified on or after December 1, 2011. Earlier application is permitted with required transition disclosures based on the period of adoption. The Company is currently evaluating the application date and the impact of this standard on its financial statements.

TUSCANY MINERALS LTD.
(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2009 AND 2008
(Stated in U.S. Dollars)

4.	NOTES AND ACCRUED INTEREST PAYABLE

Notes payable balance at December 31, 2009 is $14,995 (December 31, 2008 - $221,119, including accrued interest of $228 (2008 - $35,282)). All notes payable were uncollateralized, payable on demand, and bore interest at 8% per annum.

On September 30, 2009, the Company entered into debt settlement agreements with the notes payable holders aggregating $407,191 for 27,146,092 shares in the Company’s common stock (Note 8).

Interest expense for the year ended December 31, 2009 amounted to $15,372 (December 31, 2008 - $12,055).

At December 31, 2009, $14,995 (December 31, 2008 - $109,774) of the notes payable and accrued interest are due to a company with a common director.

5.	PROMISSORY NOTE AND ACCRUED INTEREST PAYABLE

At December 31, 2009 the promissory note of $196,050 (December 31, 2008 - $196,050) bore interest at 8% per annum and was repayable in full on January 28, 2004.

The Company had entered into various loan extension agreements since the initial due date, including a required balloon payout amount of $25,000. At December 31, 2009, the expiry date is January 28, 2010. Since advancement of funds to December 31, 2009 interest has been accrued of $35,794 (December 31, 2008- $99,637). Interest expensed for the year ended December 31, 2009 amounted to $18,939 (December 31, 2008 - $18,991).

On September 30, 2009 the Company entered into a debt settlement agreement to settle $82,782 of the total accrued interest for 5,518,778 shares in the Company’s common stock (Note 8). After the debt settlement agreement, the total accrued interest to December 31, 2009 was $35,794 (December 31, 2008- $99,637).

6.	RELATED PARTY TRANSACTIONS AND AMOUNTS OWING

For the year ended December 31, 2009, the Company carried out a number of transactions with related parties in the normal course of business. These transactions were recorded at their exchange amount, which is the amount of consideration established and agreed to by the related parties.

TUSCANY MINERALS LTD.
(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2009 AND 2008
(Stated in U.S. Dollars)

6.	RELATED PARTY TRANSACTIONS AND AMOUNTS OWING (Continued)

The following are related party transactions and amounts owing at December 31, 2009 that are not otherwise disclosed elsewhere:

a)

The Company paid a management fee of $55,657 (2008 - $15,287) to a company controlled by a director for the year ended December 31, 2009 The management services were on a month to month basis at $750 per month until September 30, 2008. On November 1, 2008, the Company entered into an agreement with the same party in which the Company agreed to pay $5,019 ($5,250 CAD) per month for management services on a month to month basis.

b)

As of December 31, 2009, accounts payable of $295 (December 31, 2008 - $27,934) was owing to a director of the Company and $10,037 (December 31, 2008 - $51,750) was owing to a company controlled by the same director.

	c)	Interest expensed by the Company relating to notes payable due to a company with a common director amounted to $5,327 (2008 - $6,868) for the year ended December 31, 2009.

	d)	Interest expensed by the Company relating to notes payable due to a company with a common officer amounted to $6,100 ( 2008 - $304) for the year ended December 31, 2009.

e)

On September 30, 2009, the Company entered into debt settlement agreements with holders of promissory notes and an assignment of debt pursuant to which 21,287,895 common shares of the Company were issued to companies with a common officer to settle debt totalling $319,318.

7.	INCOME TAXES

The provision for income taxes differs from the result which would be obtained by applying the statutory income tax rate of 34% (2008 – 34%) to income before income taxes. The difference results from the following items:

	2009	2008

Computed expected (benefit) income taxes	$(77,100)	$(35,500)
Increase in valuation allowance	77,100	35,500
	$-	$-

TUSCANY MINERALS LTD.
(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2009 AND 2008
(Stated in U.S. Dollars)

7.	INCOME TAXES (Continued)

Significant components of the Company’s deferred income tax assets are as follows:

	2009	2008

Deferred income tax asset	$323,100	$(246,900)
Valuation allowance	(323,100)	246,900
	$-	$-

The Company has net mineral operating losses of approximately $953,227 (2008 - $726,303), which if unutilized, will expire through to 2029. Future tax benefits, which may arise as a result of these losses, have not been recognized in these financial statements and have been offset by a valuation allowance.

8.	CAPITAL STOCK

	a)	Authorized

On March 23, 2009, by Articles of Amendment, the Company amended the number and class of shares authorized to be issued, as follows:

400,000,000 common shares, $0.001 par value (2008 – 100,000,000 shares);

100,000,000 preferred shares, $0.001 par value, and series as determined by directors (2008 – None).

	b)	Issued, outstanding and fully paid

On September 30, 2009, the Company issued 38,775,366 shares of the Company’s common stock to settle debt totaling $581,630, as follows:

	$	SHARES

Accounts payable	$91,657	$6,110,496
Notes payable	407,191	27,146,092
Promissory note	82,782	5,518,778
	$581,630	$38,775,366

TUSCANY MINERALS LTD.
(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2009 AND 2008
(Stated in U.S. Dollars)

9.	COMMITMENTS AND CONTRACTUAL OBLIGATIONS

The Company has no significant commitments or contractual obligations with any parties respecting executive compensation, consulting arrangements, rental premises or other matters. Management services provided are on a month to month basis.

10.	FAIR VALUE OF ASSETS AND LIABILITIES

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. U.S. GAAP requires that valuation techniques maximize the use of observable inputs and minimize the use of unobservable inputs. ASC Topic 820-10 Fair Value Measurements also establishes a fair value hierarchy which prioritizes the valuation inputs into three broad levels. Based on the underlying inputs, each fair value measurement in its entirety is reported in one of the three levels. These levels are:

Level 1 - Valuation is based upon quoted prices for identical instruments traded in active markets. Level 1 assets and liabilities include debt and equity securities traded in an active exchange market, as well as U.S. Treasury securities.

Level 2 - Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - Valuation is determined using model-based techniques with significant assumptions not observable in the market.

Assets and Liabilities Measured at Fair Value on a Recurring Basis

     The Company has no assets or liabilities subject to recurring measurement.

Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis

     The Company has no assets or liabilities subject to non-recurring measurement.

TUSCANY MINERALS LTD.
(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2009 AND 2008
(Stated in U.S. Dollars)
10.	FAIR VALUE OF ASSETS AND LIABILITIES (Continued)

Fair Value of Financial Instruments

    The following table reflects the fair value of financial instruments:

	FAIR VALUE INPUT LEVEL	December 31, 2009		December 31, 2008
		Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Financial Assets:
Cash	Level 1	$1,433	$1,433	$659	$659
Financial Liabilities:
Accounts payable and accrued liabilities	Level 2	25,191	25,191	109,156	109,156
Notes and accrued interest payable	Level 2	14,995	14,995	221,119	221,119
Promissory note and accrued interest payable	Level 2	256,844	256,844	320,687	320,687

Due to the relatively short term nature of cash, accounts payable and accrued liabilities, and notes and promissory note payable, the fair value of these instruments approximates their carrying value. Notes and promissory note are recorded at estimated fair value on issue and at amortized cost on an ongoing basis. The carrying amount of the Company’s note debt approximates the fair value.

11.	SUBSEQUENT EVENTS

Management has evaluated subsequent events through April 26, 2010 and has determined that there are no reportable events except for the following:

a)

The Company did not repay the promissory note and accrued interest due January 28, 2010 (see Note 5). However on January 28, 2010 the Company entered into a loan extension agreement to extend the expiry date to July 28, 2010.

b)

b) On January 28, 2010, the Company issued a promissory note for a loan advance, payable to a company with a common officer of the Company, bearing 8% per annum, unsecured and payable on demand for $24, 341 ($25,763 CDN).

ITEM 19              Exhibits

The following exhibits are being filed as part of this annual report, or are incorporated by reference where indicated:

Exhibit Number	Description of Exhibit
1.1	Articles of Incorporation (incorporated by reference from Exhibit 3.1 to our registration statement on Form SB-2, as amended, as originally filed with the SEC on June 25, 2001)
1.2	Articles of Merger for the State of Nevada, for our change of corporate jurisdiction from Nevada to Washington (incorporated by reference from Exhibit 3.1 to our current report on Form 8-K, as filed with the SEC on June 30, 2006)
1.3	Articles of Merger for the State of Washington, for our change of corporate jurisdiction from Nevada to Washington (incorporated by reference from Exhibit 3.2 to our current report on Form 8-K, as filed with the SEC on June 30, 2006)
1.4	Articles of Merger for the State of Washington, for our change of corporate jurisdiction from Washington to Wyoming (incorporated by reference from Exhibit 3.1 to our current report on Form 8-K, as filed with the SEC on July 16, 2009)
1.5	Articles of Merger for the State of Wyoming, for our change of corporate jurisdiction from Washington to Wyoming (incorporated by reference from Exhibit 3.2 to our current report on Form 8-K, as filed with the SEC on July 16, 2009)
1.6	Certificate of Registration by way of Continuation (Cayman Islands) (incorporated by reference from Exhibit 3.3 to our current report on Form 8-K as filed with the SEC on August 5, 2009)
1.7	Memorandum of Association (incorporated by reference from Exhibit 3.1 to our current report on Form 8-K as filed with the SEC on August 5, 2009)
1.8	Articles of Association (incorporated by reference from Exhibit 3.2 to our current report on Form 8-K as filed with the SEC on August 5, 2009)
4.1	Transfer Agreement between Concept Financial Inc. and J. Stephen Barley dated September 10, 2008 (incorporated by reference from Exhibit 10.1 to our current report on Form 8-K as filed with the SEC on September 15, 2008)
4.2	Transfer Agreement between Concept Financial Inc. and Raymond Mol dated September 10, 2008 (incorporated by reference from Exhibit 10.2 to our current report on Form 8-K as filed with the SEC on September 15, 2008)
4.3	Transfer Agreement between Concept Financial Inc. and Joseph Lewis dated September 10, 2008 (incorporated by reference from Exhibit 10.3 to our current report on Form 8-K as filed with the SEC on September 15, 2008)
4.4	Transfer Agreement between Concept Financial Inc. and Donna Durning dated September 10, 2008 (incorporated by reference from Exhibit 10.4 to our current report on Form 8-K as filed with the SEC on September 15, 2008)
4.5*	Consulting Agreement with CHM Financial Services Inc. dated November 1, 2008
4.6	Promissory Note with In Touch Digital Media Inc. dated January 6, 2009 (incorporated by reference from Exhibit 10.8 to our annual report on Form 10-K as filed with the SEC on March 27, 2009)
4.7	Promissory Note with In Touch Digital Media Inc. dated February 18, 2009
4.8	Promissory Note with In Touch Digital Media Inc. dated March 31, 2009 (incorporated by reference from Exhibit 10.5 to our registration statement on Form S-4 as filed with the SEC on April 9, 2009)
4.9	Promissory Note with In Touch Digital Media Inc. dated May 8, 2009 (incorporated by reference from Exhibit 10.9 to our quarterly report on Form 10-Q as filed with the SEC on May 15, 2009)
4.10*	Form of Debt Settlement and Subscription Agreement, effective as of September 30, 2009
11.1	Code of Ethics (incorporated by reference from Exhibit 14.1 to our annual report on Form 10-KSB for the year ended December 31, 2003 as filed with the SEC on March 30, 2004)
12.1*	Certification of Principal Executive Officer filed pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification of Principal Financial Officer filed pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1*	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2*	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Audit Committee Charter (incorporated by reference from Exhibit 10.7 to our annual report on Form 10-K for the year ended December 31, 2008 as filed with the SEC on March 27, 2009)

* Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TUSCANY MINERALS LTD.

By: /s/ Ross J. Tocher
Ross J. Tocher,
President and Chief Executive Officer
(Principal Executive Officer)

Date: April 29, 2010

By: /s/ J. Stephen Barley
J. Stephen Barley
Secretary, Treasurer,
Chief Financial Officer and Director
(Principal Financial Officer
and Principal Accounting Officer)

Date: April 29, 2010