Form 20-F/A
period 2009-12-31
QWICK MEDIA INC.
filed 2011-01-07
CIK 1128790

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F /A
 Amendment No. 1

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

QWICK MEDIA INC.
(formerly Tuscany Minerals Ltd.)
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
[ ] YES [ ] NO

Explanatory Note

This Form 20-F/A is being filed at the request of the Securities and Exchange Commission solely to include our audited statement of operations and statement of cash flows for the year ended December 31, 2007 and to include disclosure with respect to our fiscal year ended December 31, 2007 under Item 5 – Operating and Financial Review and Prospects. No other portions of this Form 20-F/A have been amended or updated to reflect events that occurred subsequent to the initial filing of our Form 20-F for the year ended December 31, 2009 on April 29, 2010.

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

A.               Operating Results

The following summary should be read in conjunction with our audited financial statements for the years ended December 31, 2009, 2008 and 2007 included herein.

	Year Ended	Year Ended	Year Ended
	December 31, 2009	December 31, 2008	December 31, 2007
Expenses
Filing and stock transfer fees	$8,088	$2,801	$1,258
Interest	34,311	31,045	27,743
Management fees	55,657	15,287	9,000
Office and sundry	3,968	645	2,388
Professional fees	106,444	54,634	33,802
Loss on debt settlement foreign exchange	18,456	-	-
Total expenses	226,924	104,412	74,191
Net Loss	(226,924)	(104,412)	(74,191)

Revenue

We are a development stage company and have not generated any revenues from our business operations since inception. Our company does not currently own any property interests.

Expenses

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

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

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

Our operating expenses for the year ended December 31, 2008 were $104,412 compared to $74,191 for the year ended December 31, 2007. This increase in operating expenses of $30,221 was primarily due to increases in filing and stock transfer fees, management fees and professional fees.

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

Cash Flows

	Year Ended	Year Ended	Year Ended
	December 31, 2009	December 31, 2008	December 31, 2007
Net cash used in Operating Activities	$(166,466)	$(56,022)	$(37,955)
Net cash provided in Financing Activities	167,240	55,447	38,793
Increase (decrease) in Cash during the Year	$774	$(575)	$838
Cash, Beginning of Year	659	1,234	396
Cash, End of Year	$1,433	$659	$1,234

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

Financial Statements filed as part of this Annual Report

  Independent Auditor’s Report of Morgan & Company dated April 26, 2010;

  Report of Independent Registered Public Accounting Firm, Morgan & Company, dated April 26, 2010;

  Balance Sheets at December 31, 2009 and 2008;

  Statements of Operations and Comprehensive Loss for the years ended December 31, 2009, 2008 and 2007, and for the period October 5, 2000 (Date of Inception) to December 31, 2009;

  Statements of Cash Flows for the years ended December 31, 2009, 2008 and 2007, and for the period October 5, 2000 (Date of Inception) to December 31, 2009;

  Statement of Shareholder’s Equity (Deficiency) from October 5, 2000 (Date of Inception) to December 31, 2009; and

  Notes to the Audited Financial Statements.

The audited financial statements for the years ended December 31, 2009, 2008 and 2007 can be found under Item 18 “Financial Statements”.

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

Our current independent public accountants provided audit and other services during the fiscal years ended December 31, 2009, 2008 , and 2007 as follows:

	2009	2008	2007
	($)	($)	($)
Audit Fees	22,200	17,950	12,384
Audit-Related Fees	4,450	-	-
Tax Fees	-	1,359	-
All Other Fees	-	-	-
Total Fees	26,650	19,309	12,384

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

ITEM 17               Financial Statements

Refer to Item 18 - Financial Statements.

ITEM 18               Financial Statements

Financial Statements Filed as Part of this Annual Report:

  Independent Auditor’s Report of Morgan & Company dated April 26, 2010 on the Financial Statements as at December 31, 2009, 2008, and 2007;

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

  Statement of Shareholders’ Equity (Deficiency) from October 5, 2000 (Date of Inception) to December 31, 2009; and

  Notes to Audited Financial Statements.

TUSCANY MINERALS LTD.
(An Exploration Stage Company)

FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2009, 2008, and 2007
(Stated in U.S. Dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and Stockholders of
Tuscany Minerals Ltd.
(An Exploration Stage Company)

We have audited the accompanying balance sheets of Tuscany Minerals Ltd. (an exploration stage company) as of December 31, 2009 and 2008, and the related statements of operations and cash flows for each of the three years in the period ended December 31, 2009, and for the cumulative period from October 5, 2000 (date of inception) to December 31, 2009, and stockholders’ equity (deficiency) for the cumulative period from October 5, 2000 (date of inception) to December 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2009 and 2008, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2009, and for the cumulative period from October 5, 2000 (date of inception) to December 31, 2009, in conformity with United States generally accepted accounting principles.

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

TUSCANY MINERALS LTD.
(An Exploration Stage Company)
STATEMENTS OF OPERATIONS
(Stated in U.S. Dollars)

				PERIOD FROM
				DATE OF
				INCEPTION
				OCTOBER 5
	YEAR ENDED			2000 TO
	DECEMBER 31,			DECEMBER
				31,
	2009	2008	2007	2009

Expenses
Consulting fee	$-	$-	-	$3,193
Filing and stock transfer fees	8,088	2,801	1,258	16,180
Interest (note 6)	34,311	31,045	27,743	194,229
Management fee (Note 6)	55,657	15,287	9,000	134,694
Mineral property exploration expenditure	-	-	-	8,500
Mineral property option payment	-	-	-	3,428
Office and sundry	3,968	645	2,388	10,489
Loss on debt settlement foreign exchange	18,456	-	-	18,456
Oil and gas property exploration expenditures	-	-	-	202,686
Professional fees	106,444	54,634	33,802	322,884
Travel and business development	-	-	-	38,488
	226,924	104,412	74,191	953,227

Net Loss For The Period	$(226,924)	$(104,412)	(74,191)	$(953,227)

Basic And Diluted Loss Per Common Share	$(0.01)	$(0.01)	(0.01)

Weighted Average Number Of Common Shares Outstanding	22,311,517	12,538,000	12,538,000

The accompanying notes are an integral part of these financial statements.

TUSCANY MINERALS LTD.
(An Exploration Stage Company)
STATEMENTS OF CASH FLOWS
(Stated in U.S. Dollars)

				PERIOD FROM
				DATE OF
				INCEPTION
				OCTOBER 5,
	YEAR ENDED			2000 TO
	DECEMBER 31,			DECEMBER 31,
	2009	2008	2007	2009

Cash Flows (Used In) Provided By: Operating Activities

Net loss for the period	$(226,924)	$(104,412)	(74,191)	$(953,227)

Adjustment to reconcile net loss to net cash used by operating activities:
Loss on debt settlement foreign exchange	18,456	-	-	18,456

Changes in non-cash operating working capital items:
Accounts payable and accrued liabilities	7,691	17,345	8,493	116,847
Accrued interest payable	34,311	31,045	27,743	194,229
	(166,466)	(56,022)	(37,955)	(623,695)

Financing Activities
Proceeds from notes payable	167,240	55,447	38,793	353,078
Proceeds from promissory note payable	-	-	-	196,050
Issuance of common shares	-	-	-	76,000
	167,240	55,447	38,793	625,128

Net Increase (Decrease) In Cash	774	(575)	838	1,433

Cash, Beginning Of Period	659	1,234	396	-

Cash, End Of Period	$1,433	$659	1,234	$1,433

Non-cash Financing Activities
Common stock issued to settle debt (Note 8b))	$581,630	$-	-	$581,630

Supplemental Disclosure of Cash Flow Information
Interest paid	$-	$-	-	$-
Income taxes paid	$-	$-	-	$-

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

YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
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

YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
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

YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
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

YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
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

YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
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

YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
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

YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(Stated in U.S. Dollars)

4.	NOTES AND ACCRUED INTEREST PAYABLE

Notes payable balance at December 31, 2009 is $14,995 (2008 - $221,119), including accrued interest of $228 (2008 - $35,282). All notes payable were uncollateralized, payable on demand, and bore interest at 8% per annum.

On September 30, 2009, the Company entered into debt settlement agreements with the notes payable holders aggregating $407,191 for 27,146,092 shares in the Company’s common stock (Note 8).

Interest expense for the year ended December 31, 2009 amounted to $15,372 (2008 - $12,055; 2007 - $8,804).

At December 31, 2009, $14,995 (2008 - $109,774) of the notes payable and accrued interest are due to a company with a common director.

5.	PROMISSORY NOTE AND ACCRUED INTEREST PAYABLE

At December 31, 2009 the promissory note of $196,050 (2008 - $196,050) bore interest at 8% per annum and was repayable in full on January 28, 2004.

The Company had entered into various loan extension agreements since the initial due date, including a required balloon payout amount of $25,000. At December 31, 2009, the expiry date is January 28, 2010. Since advancement of funds to December 31, 2009 interest has been accrued of $35,794 (2008- $99,637). Interest expensed for the year ended December 31, 2009 amounted to $18,939 (2008 - $18,991; 2007 - $18,393).

On September 30, 2009 the Company entered into a debt settlement agreement to settle $82,782 of the total accrued interest for 5,518,778 shares in the Company’s common stock (Note 8). After the debt settlement agreement, the total accrued interest to December 31, 2009 was $35,794 (2008- $99,637).

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

YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(Stated in U.S. Dollars)

6.	RELATED PARTY TRANSACTIONS AND AMOUNTS OWING (Continued)

The following are related party transactions and amounts owing at December 31, 2009 that are not otherwise disclosed elsewhere:

a)

The Company paid a management fee of $55,657 (2008 - $15,287; 2007 - $9,000) to a company controlled by a director for the year ended December 31, 2009 The management services were on a month to month basis at $750 per month until September 30, 2008. On November 1, 2008, the Company entered into an agreement with the same party in which the Company agreed to pay $5,019 ($5,250 CAD) per month for management services on a month to month basis.

	b)	As of December 31, 2009, accounts payable of $295 (2008 - $27,934) was owing to a director of the Company and $10,037 (2008 - $51,750) was owing to a company controlled by the same director.

	c)	Interest expensed by the Company relating to notes payable due to a company with a common director amounted to $5,327 (2008 - $6,868; 2007 - $5,309) for the year ended December 31, 2009.

	d)	Interest expensed by the Company relating to notes payable due to a company with a common officer amounted to $6,100 (2008 - $304; 2007 - $nil) for the year ended December 31, 2009.

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

The provision for income taxes differs from the result which would be obtained by applying the statutory income tax rate of 34% (2008 – 34%) to income before income taxes. The difference results from the following items:

	2009	2008		2007
			$
Computed expected (benefit) income taxes	$(77,100)	$(35,500)		(25,200)
Increase in valuation allowance	77,100	35,500		25,200
	$-	$-		$-

TUSCANY MINERALS LTD.
(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(Stated in U.S. Dollars)

7.	INCOME TAXES (Continued)

Significant components of the Company’s deferred income tax assets are as follows:

	2009	2008	2007

Deferred income tax asset	$323,100	$(246,900)	(211,400)
Valuation allowance	(323,100)	246,900	211,400
	$-	$-	-

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

YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(Stated in U.S. Dollars)

9.	COMMITMENTS AND CONTRACTUAL OBLIGATIONS

The Company has no significant commitments or contractual obligations with any parties respecting executive compensation, consulting arrangements, rental premises or other matters. Management services provided are on a month to month basis.

10.	FAIR VALUE MEASUREMENTS

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

TUSCANY MINERALS LTD.
(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(Stated in U.S. Dollars)
10.	FAIR VALUE MEASUREMENTS (Continued)

Fair Value of Financial Instruments

    The following table reflects the fair value of financial instruments:

	FAIR VALUE INPUT LEVEL	December 31, 2009		December 31, 2008
		Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Financial Assets:
Cash	Level 1	$1,433	$1,433	$659	$659
Financial Liabilities:
Accounts payable and accrued liabilities	Level 2	25,191	25,191	109,156	109,156
Notes and accrued interest payable	Level 2	14,995	14,995	221,119	221,119
Promissory note and accrued interest payable	Level 2	256,844	256,844	320,687	320,687

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

ITEM 19              Exhibits

The following exhibits are being filed as part of this annual report, or are incorporated by reference where indicated:

Exhibit Number	Description of Exhibit
1.1	Articles of Incorporation (incorporated by reference from Exhibit 3.1 to our registration statement on Form SB-2, as amended, as originally filed with the SEC on June 25, 2001)
1.2	Articles of Merger for the State of Nevada, for our change of corporate jurisdiction from Nevada to Washington (incorporated by reference from Exhibit 3.1 to our current report on Form 8-K, as filed with the SEC on June 30, 2006)
1.3	Articles of Merger for the State of Washington, for our change of corporate jurisdiction from Nevada to Washington (incorporated by reference from Exhibit 3.2 to our current report on Form 8-K, as filed with the SEC on June 30, 2006)
1.4	Articles of Merger for the State of Washington, for our change of corporate jurisdiction from Washington to Wyoming (incorporated by reference from Exhibit 3.1 to our current report on Form 8-K, as filed with the SEC on July 16, 2009)
1.5	Articles of Merger for the State of Wyoming, for our change of corporate jurisdiction from Washington to Wyoming (incorporated by reference from Exhibit 3.2 to our current report on Form 8-K, as filed with the SEC on July 16, 2009)
1.6	Certificate of Registration by way of Continuation (Cayman Islands) (incorporated by reference from Exhibit 3.3 to our current report on Form 8-K as filed with the SEC on August 5, 2009)
1.7	Memorandum of Association (incorporated by reference from Exhibit 3.1 to our current report on Form 8-K as filed with the SEC on August 5, 2009)
1.8	Articles of Association (incorporated by reference from Exhibit 3.2 to our current report on Form 8-K as filed with the SEC on August 5, 2009)
4.1	Transfer Agreement between Concept Financial Inc. and J. Stephen Barley dated September 10, 2008 (incorporated by reference from Exhibit 10.1 to our current report on Form 8-K as filed with the SEC on September 15, 2008)
4.2	Transfer Agreement between Concept Financial Inc. and Raymond Mol dated September 10, 2008 (incorporated by reference from Exhibit 10.2 to our current report on Form 8-K as filed with the SEC on September 15, 2008)
4.3	Transfer Agreement between Concept Financial Inc. and Joseph Lewis dated September 10, 2008 (incorporated by reference from Exhibit 10.3 to our current report on Form 8-K as filed with the SEC on September 15, 2008)
4.4	Transfer Agreement between Concept Financial Inc. and Donna Durning dated September 10, 2008 (incorporated by reference from Exhibit 10.4 to our current report on Form 8-K as filed with the SEC on September 15, 2008)
4.5	Consulting Agreement with CHM Financial Services Inc. dated November 1, 2008 (incorporated by reference from Exhibit 4.5 to our annual report on Form 20-F for the year ended December 31, 2009 as filed with the SEC on April 29, 2010)
4.6	Promissory Note with In Touch Digital Media Inc. dated January 6, 2009 (incorporated by reference from Exhibit 10.8 to our annual report on Form 10-K as filed with the SEC on March 27, 2009)
4.7

Promissory Note with In Touch Digital Media Inc. dated February 18, 2009 (incorporated by reference from Exhibit 10.8 to our annual report on Form 10-K for the year ended December 31, 2008 as filed with the SEC on March 27, 2009)

4.8	Promissory Note with In Touch Digital Media Inc. dated March 31, 2009 (incorporated by reference from Exhibit 10.5 to our registration statement on Form S-4 as filed with the SEC on April 9, 2009)
4.9	Promissory Note with In Touch Digital Media Inc. dated May 8, 2009 (incorporated by reference from Exhibit 10.9 to our quarterly report on Form 10-Q as filed with the SEC on May 15, 2009)
4.10

Form of Debt Settlement and Subscription Agreement, effective as of September 30, 2009 (incorporated by reference from Exhibit 4.10 to our annual report on Form 20-F for the year ended December 31, 2009 as filed with the SEC on April 29, 2010)

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

QWICK MEDIA INC.

By: /s/ Ross J. Tocher
Ross J. Tocher
President and Chief Executive Officer
(Principal Executive Officer)

Date: January 7, 2011

By: /s/ J. Stephen Barley
J. Stephen Barley
Secretary, Treasurer,
Chief Financial Officer and Director
(Principal Financial Officer
and Principal Accounting Officer)

Date: January 7, 2011