Form 20-F
QWICK MEDIA INC.
filed 2011-02-03
CIK 1128790

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended ________________

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ x ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report: January 28, 2011

For the transition period from ____________to ____________________

Commission file number 000-32981

QWICK MEDIA INC.
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)

The Cayman Islands
(Jurisdiction of incorporation or organization)

780 – 333 Seymour Street
Vancouver, British Columbia, Canada V6B 5A6
(Address of principal executive offices)

Ross Tocher, President,
778.370.1719
rosstocher@trianequities.com
780-333 Seymour Street,
Vancouver British Columbia
Canada, V6B 5A6
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Not Applicable	Not Applicable

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Common Shares Without Par Value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Not Applicable
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the shell company report: 66,739,541 common shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
[ ] YES[ x ] NO

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
[ ] YES[ ] NO

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
[ x ] YES[ ] NO

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
(Not applicable to the registrant at this time) [ ] YES[ ] NO

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [ ]	Accelerated filer [ ]	Non-accelerated filer [ x ]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [ x ]	International Financial Reporting Standards as issued by the International Accounting Standards Board [ ]	Other [ ]

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
[ ] Item 17[ ] Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
[ ] YES[ ] NO

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.
[ ] YES[ ] NO

INTRODUCTION AND INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This Form 20-F is filed as a “Form 20-F Shell Company Report” by Qwick Media Inc. following the completion of the acquisition of all of the issued and outstanding shares of Qeyos Ad Systems Inc. as of January 28, 2011, as a result of which we ceased to be a “shell company”, as defined in Rule 12b-2 of the Securities Exchange Act of 1934.

In this Form 20-F, unless otherwise stated, references to “we”, “us”, “our” and “Qwick” refer to Qwick Media Inc., a Cayman Islands corporation, and references to “Qeyos” refer to our wholly-owned subsidiary, Qeyos Ad Systems Inc., a British Columbia corporation. Unless otherwise stated, “$” refers to United States dollars.

This shell company report on Form 20-F contains forward-looking statements. Forward-looking statements are projections in respect of future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “intend”, “expect”, “plan”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, or “continue”, or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, including the risks in the section entitled “Risk Factors” commencing on page 8, uncertainties and other factors, which may cause our or our industry’s actual results, levels of activity or performance to be materially different from any future results, levels of activity or performance expressed or implied by these forward-looking statements. These risks and uncertainties include: a renewed downturn in international economic conditions; any adverse occurrence with respect to the development or marketing of our technology; any adverse occurrence with respect to any of our licensing agreements; our ability to successfully bring products to market; product development or other initiatives by our competitors; fluctuations in the availability and cost of materials required to produce our products; any adverse occurrence with respect to distribution of our products; potential negative financial impact from claims, lawsuits and other legal proceedings or challenges; and other factors beyond our control.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity or performance. Further, any forward-looking statement speaks only as of the date on which such statement is made, and, except as required by applicable law, we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for management to predict all of such factors and to assess in advance the impact of such factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement.

PART I

ITEM 1	Identity of Directors, Senior Management and Advisers

A.	Directors and Senior Management

The names, business addresses and functions of our directors and senior management are as follows:

Name and Business Address	Function
J. Stephen Barley 780-333 Seymour Street Vancouver, British Columbia Canada, V6B 5A6	Secretary, Treasurer and Director
Ross J. Tocher 780-333 Seymour Street Vancouver, British Columbia Canada, V6B 5A6	President, Chief Executive Officer and Director
Kevin Kortje 780-333 Seymour Street Vancouver, British Columbia Canada, V6B 5A6	Chief Financial Officer
Barb Welsh 780-333 Seymour Street Vancouver, British Columbia Canada, V6B 5A6	Director
Brian Petersen 780-333 Seymour Street Vancouver, British Columbia Canada, V6B 5A6	Director
Gregory G. Dureault 3162 Thunderbird Crescent, Burnaby, British Columbia Canada V5A 3G4	Senior Vice President and General Counsel
Alan Husejnagic 3162 Thunderbird Crescent, Burnaby, British Columbia Canada V5A 3G4	Vice President of Operations
Steve Owst 3162 Thunderbird Crescent, Burnaby, B.C. Canada V5A 3G4	Vice President of Sales

Name and Business Address	Function
Scott Lupien Suite 2908, the Spaces International, No. 8, Dong Da Qiao Road,Chaoyang District, Beijing, People’s Republic of China	Vice President of Asian Operations

B.	Advisers

Not Applicable.

C.	Auditors

The name, address, and membership in professional bodies of our auditor for the preceding three years is as follows:

Name and Address(1)	Governing Professional Body	Period
Morgan & Company, Chartered Accountants 1488 – 700 West Georgia Street Vancouver, BC V7Y 1A1	Institute of Chartered Accountants of British Columbia; registered with the Canadian Public Accountability Board (Canada) and the Public Company Accounting Oversight Board (USA)	From incorporation on October 5, 2000 to December 31, 2009

(1)

The audited financial statements of Qeyos included in this Form 20-F were prepared by Dale Matheson Carr-Hilton Labonte LLP, Chartered Accountants, of 1700 – 1140 West Pender Street, Vancouver, BC V6E 4G1.

ITEM 2	Offer Statistics and Expected Timetable

Not applicable.

ITEM 3	Key Information

A.	Selected Financial Data

The following financial data summarizes selected financial data for our company prepared in accordance with United States generally accepted accounting principles (“US GAAP”) for the five fiscal years ended December 31, 2009 and for the nine month interim period ended September 30, 2010. The information presented below for the five year period ended December 31, 2009 is derived from our financial statements which were examined by our independent auditor. The information set forth below should be read in conjunction with our audited financial statements and related notes for the year ended December 31, 2009 which were filed on Form 20-F with the Securities and Exchange Commission on April 29, 2010, and with the information appearing under the heading “Item 5. Operating and Financial Review and Prospects”. The data is presented in U.S. dollars.

Selected Financial Data
(Stated in U.S. Dollars - Calculated in accordance with US GAAP)
(Audited)

	Nine month period ended Sept. 30, 2010 (unaudited)	Nine month period ended Sept. 30, 2009 (unaudited)	Year ended Dec. 31, 2009 (audited)	Year ended Dec. 31, 2008 (audited)	Year ended Dec. 31, 2007 (audited)	Year ended Dec. 31, 2006 (audited)	Year ended Dec. 31, 2005 (audited)
Net sales or operating revenue	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Total expenses	122,573	193,141	226,924	104,412	74,191	67,488	49,562

	Nine month period ended Sept. 30, 2010 (unaudited)	Nine month period ended Sept. 30, 2009 (unaudited)	Year ended Dec. 31, 2009 (audited)	Year ended Dec. 31, 2008 (audited)	Year ended Dec. 31, 2007 (audited)	Year ended Dec. 31, 2006 (audited)	Year ended Dec. 31, 2005 (audited)
Loss from operations and continuing operations	122,573	193,141	226,924	104,412	74,191	67,488	49,562
Net loss	122,573	193,141	226,924	104,412	74,191	67,488	49,562
Basic and diluted loss per common share	0.00	0.02	0.01	0.01	0.01	0.01	0.00
Total assets	1,486	9,369	1,433	659	1,234	396	76
Total liabilities	419,656	271,183	297,030	650,962	545,891	472,096	404,288
Total stockholders’ deficiency	418,170	261,814	295,597	650,303	545,891	471,700	404,212
Capital stock	51,313	51,313	51,313	12,538	12,538	12,538	12,538
Weighted average number of common shares outstanding	51,313,366	12,680,034	22,311,517	12,538,000	12,538,000	12,538,000	12,538,000
Number of common shares outstanding as at period end	51,313,366	12,538,000	51,313,366	12,538,000	12,538,000	12,538,000	12,538,000
Long-term debt	-	-	-	-	-	-	-
Dividends per common share	-	-	-	-	-	-	-

B.	Capitalization and Indebtedness

As a result of a debt settlement agreement with R. J. Tocher Holdings Ltd. dated January 28, 2011, we had no guaranteed or secured indebtedness as of January 28, 2011. As a result of the closing of the share exchange transaction with Qeyos, and the concurrent private placement of 10,000,000 common shares on January 28, 2011, our capitalization, on an actual basis, was $1,735,851. The private placement consisted of the issuance of 10,000,000 common shares at $0.20 per share for gross proceeds of $2,000,000. We intend to use the net proceeds of the private placement to further the advancement of the production and marketing of the Qeyos technology. Also see “ITEM 10. Additional Information – Capitalization”, below.

The following table shows the capitalization of the Company as of September 30, 2010, (i) on a historical basis, and (ii) on a pro forma basis, adjusted to give effect to the share exchange transaction and the private placement:

	September 30, 2010
	Actual	Pro Forma
Long term debt	$ -	$ -
Stockholders’ Deficiency
Shares of common stock Authorized: 400,000,000, par value $0.001	51,313	66,739
Additional paid-in capital	606,317	3,676,126
Stockholders’ deficit	(1,075,800)	(2,007,014)
Total Capitalization	(418,170)	1,735,851

C.	Reasons for the Offer and Use of Proceeds

Not applicable

D.	Risk Factors

Much of the information included in this shell company report includes or is based upon estimates, projections or other “forward-looking statements”. Such forward-looking statements include any projections or estimates made by our company and our management in connection with our business operations. While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein. Such estimates, projections or other forward-looking statements involve various risks and uncertainties as outlined below. We caution the reader that important factors in some cases have affected and, in the future, could materially affect actual results and cause actual results to differ materially from the results expressed in any such estimates, projections or other forward-looking statements.

The common shares of our company are considered speculative. You should carefully consider the following risks and uncertainties in addition to other information in this shell company report in evaluating our company and our business before purchasing any shares of our company. Our business, operating and financial condition could be harmed due to any of the following risks.

Risks Relating to our Business

Our company currently does not generate revenue from its planned operations, and as a result, we face a high risk of business failure.

We have not generated any revenues from our planned operations to date. As of September 30, 2010, we had accumulated $1,075,800 in losses since inception. As a result of the completion of the acquisition of the shares of Qeyos, our business is now the development of proprietary software, know-how and hardware. Our software and hardware is used in the digital out-of-home (“DOOH”) media advertising industry. Therefore, our principal business is to provide our clients with advertising opportunities through self-service, interactive digital kiosks, interactive window displays, interactive transit displays and other interactive out-of-home advertising displays, such as digital wall-scapes, spectaculars and mall displays that we own and operate in North American and Chinese advertising markets. Our ability to generate revenues from planned advertising sales depends largely on our ability to provide a large interactive network of digital kiosks and digital TV screens that show our programs in high traffic locations at trade-show exhibitions and large retail stores and shopping malls. This, in turn, requires that we obtain specialized broadcast interactive television (“Micro-broadcast”) contracts or concession rights contracts in order to operate our business. As such, in order to generate revenues, we will incur substantial expenses in the development of our business. We therefore expect to incur significant losses in the foreseeable future. We recognize that if we are unable to generate significant revenues from our activities, our entire business may fail. There is no history upon which to base any assumption as to the likelihood that we will be successful in our plan of operation, and we can provide no assurance to investors that we will generate operating revenues or achieve profitable operations in the future.

If we are not able to effectively protect our intellectual property, our business may suffer a material negative impact and may fail.

The success of our company will be dependent on our ability to protect and develop our technology, however, we have not yet obtained any patents or trademarks. We have applied for a registered U.S. trade-name “Qwick Media”, which is pending under serial number 85,078,835. If we are unable to secure trademark and patent protection for our intellectual property in the future or that protection is inadequate for future products, our business may be materially adversely affected. Further, there is no assurance that our interactive kiosks and displays or other aspects of our business do not or will not infringe upon patents, copyrights or other intellectual property rights held by third parties. Although we are not aware of any such claims, we may become subject to legal proceedings and claims from time to time relating to the intellectual property of others in the ordinary course of our business. If we are found to have violated the intellectual property rights of others, we may be enjoined from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives. In addition, we may incur substantial expenses and diversion of management time in defending against these third-party infringement claims, regardless of their merit. Successful infringement or licensing claims against us may result in substantial monetary liabilities, which may materially and adversely disrupt our business.

We have had negative cash flows from operations and if we are not able to obtain further financing, our business operations may fail.

We had cash in the amount of $1,486 and a working capital deficit of $418,170 as of September 30, 2010. Although we obtained cash of $2,000,000 as a result of the closing of the private placement on January 28, 2011, if our current sources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of convertible debt securities or additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations and liquidity.

In addition, our ability to obtain additional capital on acceptable terms is subject to a variety of uncertainties, including:

  investors’ perception of, and demand for, securities of alternative advertising media companies;

  conditions of the U.S. and other capital markets in which we may seek to raise funds;

  our future results of operations, financial condition and cash flows;

  People’s Republic of China (“PRC”) governmental regulation of foreign investment in advertising services companies in the PRC;

  economic, political and other conditions in North America and the PRC; and

  PRC governmental policies relating to foreign currency borrowings.

We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all. Any failure to raise additional funds on favorable terms could have a material adverse effect on our liquidity and financial condition and could cause our business to fail.

Our limited operating history may not provide an adequate basis to judge our future prospects and results of operations.

Qeyos was incorporated and began operations in January 2009. As such, our limited operating history may not provide a meaningful basis for readers to evaluate our business, financial performance and prospects. It is also difficult to evaluate the viability of our interactive digital media Micro-broadcast network and other advertising media dedicated to the DOOH sector because we do not have sufficient experience to address the risks frequently encountered by early stage companies using new forms of advertising media and entering new and rapidly evolving markets. Certain members of our senior management team have worked together for only a relatively short period of time and it may be difficult for readers to evaluate their effectiveness, on an individual or collective basis, and their ability to address future challenges to our business. Given our limited operating history, we may not be able to:

  preserve our leading position in the interactive digital media markets in North America and China;

  manage our emerging relationships with large retailers and micro-broadcast sponsors to secure network broadcast and media management contracts or concession rights contracts and obtain such contracts or concession rights contracts to operate interactive digital media platforms in leading retail chains on commercially advantageous terms or at all;

  obtain, retain and acquire advertising clients;

  manage our emerging relationships with third-party non-advertising content providers;

  secure a sufficient amount of low-cost interactive digital kiosks and digital TV screens from our suppliers;

  manage our expanding operations, including the integration of any future acquisitions;

  increase and diversify our revenue sources by successfully expanding into other complimentary advertising media platforms and replacing third party light box displays to interactive digital frames;

  respond to competitive market conditions;

  maintain adequate control of our expenses; or

  attract, train, motivate and retain qualified personnel.

If we are unsuccessful in addressing any of these risks, our business may be materially and adversely affected.

If advertisers or the viewing public do not accept, or lose interest in, our interactive digital media network, we may be unable to generate sufficient cash flow from our operating activities and our prospects and results of operations could be negatively affected.

The market for interactive digital media networks in North America and China is relatively new and its potential is uncertain. We compete for advertising spending with many forms of more established advertising media, such as television, print media, Internet and other types of out-of-home advertising. Our success depends on the acceptance of our interactive digital media network by advertising clients and agencies and their continuing and increased interest in this medium as a component of their advertising strategies. Our success also depends on the viewing public continuing to be receptive towards our interactive digital media network. Advertisers may elect not to use our services if they believe that consumers are not receptive to our Micro-broadcast network or that our network does not provide sufficient value as an effective advertising medium. Likewise, if consumers find some element of our network to be disruptive or intrusive, large retailing companies may decide not to allow us to operate the interactive digital and interactive TV screens in stores or shopping malls or to place our programs in high traffic areas, and advertisers may view our micro-broadcast network as a less attractive advertising medium compared to other alternatives. In that event, advertisers may determine to decline spending on our Micro-broadcast network and interactive advertising distribution channels.

Interactive DOOH advertising is a new concept in North America and China and in the advertising industry generally. If we are not able to adequately track consumer responses to our programs, in particular tracking the demographics of consumers most receptive to interactive advertising, we will not be able to provide sufficient feedback and data to existing and potential advertising clients to help us generate demand and determine pricing. Without improved market research, advertising clients may reduce their use of interactive advertising and instead turn to more traditional forms of advertising that have more established and proven analytical methods of tracking effectiveness.

If a substantial number of advertisers lose interest in advertising on our Micro-broadcast digital media networks for these or other reasons, or become unwilling to purchase advertising time slots on our network, we will be unable to generate sufficient revenues and cash flow to operate our business, and our revenues, prospects and results of operations could be negatively affected.

We plan to derive the majority of our revenues from the provision of advertising services. If there is a downturn in the advertising industry, we may not be able to diversify our revenue sources and our ability to generate revenues and our results of operations could be materially and adversely affected.

We do not have any current plans to expand outside our existing sector and enter into more advertising segments to diversify our revenue sources. As a result, if there were a downturn in the advertising industry for any reason, we may not be able to diversify our revenue sources and our ability to generate revenues and our results of operations could be materially and adversely affected.

If we are unable to carry out our plan of operations as specified in proposed contracts or obtain new contracts or concession rights contracts on commercially advantageous terms or at all, we may be unable to maintain or expand our Micro-broadcast network coverage and our costs may increase significantly in the future.

Our ability to generate planned revenues from advertising sales depends largely upon our ability to provide a large interactive network of digital kiosks and digital TV screens that show our programs in high traffic locations of trade-show exhibitions, large retail stores and shopping malls. This, in turn, requires that we obtain Micro-broadcast contracts or concession rights contracts to operate our business. We cannot assure the reader that we will be able to carry out our operations in a manner as specified in such future contracts or that the typical terms of such contracts, ranging from three to five years, will be capable of including any automatic renewal provisions.

We may depend on third-party program producers to provide the non-advertising content that we include in our interactive programs. Failure to obtain high-quality content on commercially reasonable terms could materially reduce the attractiveness of our Micro-broadcast network, harm our reputation and cause our planned revenues to be unrealized or to decline.

We are planning for the majority of our interactive digital kiosks and TV screens to mix advertising and non-advertising content. We do not produce or create any of the non-advertising content included in our programs. The advertisers will provide us with the advertising content that they do not retain us to produce. All of the non-advertising content is provided by third-party content providers such as various local television stations and television production companies. For example, we have plans to include a variety of news and entertainment content provided by third parties on our Micro-broadcast network, without charge, on the condition that their logo is displayed throughout the duration of the provided content. Certain third-party content providers also do not plan to charge us for their content.

There is no assurance that we will be able to secure these contracts or obtain non-advertising content on satisfactory terms, or at all. In addition, some of the third-party content providers that currently do not charge us for their content may do so in the future. To make our programs more attractive, we must continue to secure contracts with these and other third-party content providers. If we fail to obtain a sufficient amount of high-quality content on a cost-effective basis, advertisers may find advertising on our Micro-broadcast networks unattractive and may not wish to purchase advertising time slots on our network, which would materially and adversely affect our ability to generate revenues from our advertising time slots and cause our revenues to decline and our business and prospects to deteriorate.

If we are unable to attract advertisers to purchase advertising time on our Micro-broadcast network, we will be unable to maintain or increase our advertising fees, which could negatively affect our ability to grow our profits.

The fees we charge advertising clients and agencies for time slots on our network depend on the size and quality of our interactive network and the demand by advertisers for advertising time on our network. We believe advertisers will choose to advertise on our Micro-broadcast network in part based on the intended size of our network, the desirability of the locations where we have placed our interactive kiosks and digital TV screens and the attractiveness of our network content. If we fail to establish sufficient critical mass, maintain or increase the number of our interactive displays, solidify our brand name and reputation as a quality interactive digital media provider, or obtain high-quality non-advertising content at commercially reasonable prices, advertisers may be unwilling to purchase time on our Micro-broadcast network or to pay the levels of advertising fees we require to grow our profits.

When our planned advertising network of interactive digital kiosks and TV screens reaches saturation in the major retail locations where we seek to operate, we may be unable to offer additional time slots to satisfy all of our advertisers’ needs, which could hamper our ability to generate higher levels of revenues and profitability over time.

When our network of digital TV screens reaches saturation in any particular Micro-broadcast network, we may be unable to offer additional advertising time slots to satisfy all of our expected advertisers’ needs. We would need to increase our advertising rates for advertising in such networks in order to increase our revenues. However, advertisers may be unwilling to accept rate increases, which could hamper our ability to generate higher levels of revenues over time.

Including non-advertising content in our programs may be deemed a form of broadcasting under applicable federal law. If so, we may be required to obtain certain approvals and/or authorizations, the failure of which may make us unable to continue to include non-advertising content in our programs, which may cause our revenues to decline and our business and prospects to deteriorate.

Current laws and regulations in North American and China may prohibit any entities or individuals from broadcasting non-advertising content through television networks without the prior approval of the relevant authorities. Applicable laws and regulations do not, however, expressly classify the display of non-advertising content through digital media networks such as ours as a form of broadcasting. Although we believe we are in compliance with current laws and regulations in the jurisdictions in which we intend to operate we cannot assure you that the relevant authorities will reach the same conclusion.

If we are in fact deemed to be engaged in the broadcasting of non-advertising content, we may be subject to monetary penalties or may be forced to eliminate non-advertising content from the programs included in our Micro-broadcast digital TV screens, all of which could have a material and adverse effect on our intended business operations. In addition, if new laws or regulations are promulgated that characterize our business operations as engaging in the broadcasting of non-advertising content, we would be required to obtain additional approvals and/or authorizations. If we fail to obtain any required approvals and/or authorizations, we may not be able to continue to include non-advertising content in our programs and advertisers may find our network less attractive and be unwilling to purchase advertising time slots on our network, which may cause our revenues to decline and our business and prospects to deteriorate.

Because we may rely on third-party agencies to help source advertising clients, our failure to retain key third-party agencies or attract additional agencies on favorable terms could materially and adversely affect our revenue growth.

We plan to engage third-party agencies to assist us in sourcing advertising clients from time to time. We do not have any long-term or exclusive agreements with these agencies, including our key third-party agencies, and cannot assure the reader that we will obtain or continue to maintain favorable relationships with them. If we fail to obtain and retain key third-party agencies or attract additional agencies, we may not be able to secure or retain advertising clients or attract new advertisers or advertising agency clients and our business and results of operations could be materially adversely affected.

We shall be dependent on a limited number of customers for a significant portion of our revenues and this dependence may continue or reoccur in the future, which would make us more vulnerable to the loss of intended major customers or delays in payments from these customers.

Given our limited operating history and the rapid growth of our industry, we cannot assure the reader that we will not be dependent on a small number of customers in the future. If we fail to sell our services to one or more of our major customers in any particular period, or if a large customer purchases less of our services or fails to purchase additional advertising time on our Micro-broadcast networks, our revenues could be unrealised or decline and our operating results could be adversely affected. In addition, the dependence on a small number of customers could leave us more vulnerable to delays in payments from these customers. If one of our intended anchor customers is significantly delinquent with their payments, our financial conditions may be materially and adversely affected.

If we are unable to adapt to changing advertising trends and the technology needs of advertisers and consumers, we will not be able to compete effectively and we will be unable to realise, increase or maintain our revenues which may materially and adversely affect our business prospects and revenues.

The market for interactive advertising requires us to continuously identify new advertising trends and the technological needs of both advertisers and consumers, which may require us to develop new formats, features and enhancements for our Micro-broadcasting advertising network.

We must be able to quickly and cost-effectively expand into additional advertising media and platforms beyond interactive kiosks and interactive digital TV screens if advertisers find these other media and platforms, such as mobile applications, to be more attractive and cost-effective. In addition, as the advertising industry is highly competitive and fragmented with many advertising agencies exiting and emerging, we must closely monitor the trends in the advertising agency community. We must maintain strong relationships with leading advertising agencies to make certain that we are reaching the leading advertisers and are responsive to the needs of both the advertising agencies and the advertisers.

We currently plan to play advertisements in our network primarily through Internet VPN broadband and wireless 3G+ networking, and digital players, respectively. In the future, we may be required to incur development and acquisition costs in order to keep pace with new technology needs but we may not have the financial resources necessary to fund and implement future technological innovations or to replace obsolete technology. Furthermore, we may fail to respond to these changing technology needs. For example, if we fail to implement such changes on our network or fail to do so in a timely manner, our competitors or future entrants into the market who take advantage of such initiatives could gain a competitive advantage over us.

If we cannot succeed in defining, developing and introducing new formats, features and technologies on a timely and cost-effective basis, advertising demand for our advertising network may decrease and we may not be able to compete effectively or attract advertising clients, which would have a material and adverse effect on our business prospects and revenues.

We face significant competition in the global advertising industry, and if we do not compete successfully against new and existing competitors in North America and China, we may not realize or may lose our future market share, and our intended profitability may be adversely affected.

We face significant competition in the global advertising industry. We compete for advertising clients primarily on the basis of network size and coverage, location, price, the quality of our programs, the range of services that we offer and brand recognition. We compete for overall advertising spending with other alternative advertising media companies, such as Internet, street furniture, billboard and public transport advertising companies, and with traditional advertising media, such as newspapers, television, magazines and radio. We also compete for advertising dollars spent in the passive display DOOH advertising industry. We must compete with other media platforms of advertising for which we do not have exclusivity, including billboards, light boxes and print media. In addition, we may also face competition from new entrants into interactive advertising in the future.

Significant competition could reduce our planned operating margins and profitability and result in a loss of intended market share. Some of our existing and potential competitors may have competitive advantages, such as significantly greater brand recognition, financial, marketing or other resources and may be able to mimic and adopt our business model. In addition, several of our competitors have significantly larger advertising networks than we do, which gives them an ability to reach a larger number of overall potential consumers and which make them less susceptible to downturns in particular sectors, such as the interactive sector. Moreover, significant competition will provide advertisers with a wider range of media and advertising service alternatives, which could lead to lower prices and decreased revenues, gross margins and profits. We cannot assure you that we will be able to successfully compete against new or existing competitors.

Our plan of operations is subject to fluctuations in the demand for interactive DOOH advertising, which is affected by, among other things, seasonality and general economic conditions, and a decrease in the demand for interactive DOOH advertising may make it difficult for us to sell our advertising time slots.

Our planned operations are directly linked to the fortunes of the DOOH advertising industry. Demand for such advertising fluctuates significantly from period to period, is subject to seasonality due to weather conditions, and is particularly susceptible to downturns in the economy, any of which could lead to a reduction in the growth of the DOOH industry in North America and China.

The terrorist attacks of September 11, 2001 in the U.S. severely and adversely affected the advertising industry as a whole in the U.S. and throughout the world. Any future terrorist activity involving the interactive industry could have an equal or greater impact. If the demand for interactive DOOH advertising decreases for any of these or other reasons, advertisers may be reluctant to advertise on our network and we may be unable to fill our advertising time slots and charge premium or going industry rates.

A decrease in demand for our planned advertising services may materially and adversely affect our ability to generate revenues, our financial condition and results of operations.

Demand for our advertising services, and the resulting advertising spending by our clients, may fluctuate due to changes in general economic conditions, and advertising spending typically decreases during periods of economic downturn.

Our clients may reduce the money they spend to advertise on our network for a number of reasons, including:

  a general decline in economic conditions;

  a general decline in the number of consumers and consumer spending;

  a decline in economic conditions in the particular cities where our network plans to be located;

  a decision to shift advertising expenditures to other available advertising media; and

  a decline in advertising spending in general.

A decrease in demand for advertising media in general and for our advertising services in particular would materially and adversely affect our ability to generate revenues from our advertising services, and our financial condition and results of operations.

If we fail to manage our growth effectively, we may not be able to take advantage of market opportunities, execute our expansion strategies or meet the demands of our advertising clients.

Rapid growth and expansion may place significant strain on our management personnel, systems and resources. We must establish and continue to expand our operations to meet the anticipated demands of advertisers for larger and more diverse network coverage. To accommodate our growth, we anticipate that we will need to implement a variety of new and upgraded operational and financial systems, procedures and controls, including the improvement of our accounting and other internal management systems, all of which require substantial management efforts.

We also will need to continue to expand, train, manage and motivate our workforce as well as manage our relationships with our prospective clientele and third-party non-advertising content providers. We must add sales and marketing offices and personnel to service relationships with new Micro-broadcast sponsors that we will aim to add as part of our network. As we add new interactive kiosks and interactive digital TV screens and other media platforms, we will need to incur greater maintenance costs to maintain our equipment.

All of these endeavors will require substantial managerial efforts and skill, as well as the incurrence of additional expenditures. We cannot assure the reader that we will be able to manage our growth effectively, and we may not be able to take advantage of market opportunities, execute our expansion strategies or meet the demands of our advertising clients.

Future acquisitions may have an adverse effect on our ability to manage our business.

We may acquire businesses, technologies, services or products which are complementary to our core interactive digital media network business. Future acquisitions may expose us to potential risks, including risks associated with:

  the integration of new operations, services and personnel;

  unforeseen or hidden liabilities;

  the diversion of resources from our existing business and technology;

  our potential inability to generate sufficient revenue to offset new costs;

  the expenses of acquisitions; or

  the potential loss of or harm to relationships with both employees and advertising clients resulting from our integration of new businesses.

Any of the potential risks listed above could have a material and adverse effect on our ability to manage our business, our revenues and net income.

We may need to raise additional debt funding or sell additional equity securities to make such acquisitions. The raising of additional debt funding by us, if required, would result in increased debt service obligations and could result in additional operating and financing covenants, or liens on our assets, that would restrict our operations. The sale of additional equity securities could result in additional dilution to our shareholders.

Our quarterly and annual operating results are difficult to predict and may fluctuate significantly from period to period in the future.

Our future quarterly and annual operating results are difficult to predict and may fluctuate significantly from period to period based on the seasonality of interactive, consumer spending and corresponding advertising trends in North America and China. In addition, DOOH and advertising spending in North America and China generally tends to increase during holidays and tends to decrease during the fourth quarter. DOOH and advertising spending in North America and China is also affected by certain special events and related government measures. As a result, the reader may not be able to rely on period-to-period comparisons of our operating results as an indication of our future performance.

We may experience seasonality effects due to the seasonality of DOOH and advertising spending in North America and China. Other factors that may cause our operating results to fluctuate include a deterioration of economic conditions in North America and China and potential changes to the regulation of the advertising industry in North America and China, which are discussed elsewhere in this Form 20-F. If our projected revenues for a particular quarter are lower than we expect, we may be unable to reduce our operating expenses for that quarter by a corresponding amount, which would harm our operating results for that quarter relative to our operating results from other quarters.

We may be subject to, and may expend significant resources in defending against, government actions and civil suits based on the content we provide through our interactive digital media network.

Civil claims may be filed against us for fraud, defamation, subversion, negligence, copyright or trademark infringement or other violations due to the nature and content of the information displayed on our network. If consumers find the content displayed on our network to be offensive, clientele may seek to hold us responsible for any consumer claims or may terminate their relationships with us. Offensive and objectionable content and legal standards for defamation and fraud in China are less defined than in North America and other countries and we may not be able to properly screen out unlawful content.

In addition, if the security of our content management system is breached and unauthorized images, text or audio sounds are displayed on our network, viewers or the government may find these images, text or audio sounds to be offensive, which may subject us to civil liability or government censure despite our efforts to ensure the security of our content management system. Any such event may also damage our reputation. If our advertising viewers do not believe our content is reliable or accurate, our business model may become less appealing to viewers in North America and China and our advertising clients may be less willing to place advertisements on our network.

We do not have any business liability, disruption or litigation insurance, and any business disruption or litigation we experience might result in our incurring substantial costs and the diversion of resources.

The insurance industry in China is still at an early stage of development. Insurance companies in China offer limited business insurance products and do not, to our knowledge, offer business liability insurance. While business disruption insurance is available to a limited extent in China, we have determined that the risks of disruption, cost of such insurance and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. As a result, except for fire insurance, we do not have any business liability, disruption or litigation insurance coverage for our operations in China. Any business disruption or litigation may result in our incurring substantial costs and the diversion of resources.

We face risks related to health epidemics, which could materially and adversely affect our business and result in reduced demand for our advertising services or disrupt our operations.

Our business could be materially and adversely affected by the effect of a health epidemic or outbreak on the economic and business climate. Any prolonged recurrence of H1N1, avian flu, SARS, or another epidemic or outbreak in North America or China may have a material adverse effect on demand for advertising in those afflicted markets. A new outbreak of such epidemics may result in health or other government authorities requiring the closure of our offices or other businesses, including Micro-broadcast operations in sponsored venues which comprise the primary locations where we provide our advertising services. A health epidemic could result in a significant drop in demand for our advertising services, severely disrupt our business operations and adversely affect our financial condition and results of operations.

Risks Related to Regulation of Our Business and to Our Structure

Compliance with advertising laws and regulations may be difficult and could be costly, and failure to comply could subject us to government sanctions.

Advertising laws and regulations require advertisers, advertising operators and advertising distributors, including businesses such as ours, to ensure that the content of the advertisements they prepare or distribute are fair and accurate and are in full compliance with applicable law. Violation of these laws or regulations may result in penalties, including fines, confiscation of advertising fees, orders to cease dissemination of the advertisements and orders to publish an advertisement correcting the misleading information. In circumstances involving serious violations, government may revoke a violator’s license for advertising business operations.

As an interactive advertising service provider, we are obligated under laws and regulations to monitor the advertising content that is shown on our network for compliance with applicable law. In general, the advertisements shown on our network have previously been broadcast over public television networks and have been subjected to internal review and verification of such networks. We are still required to independently review and verify these advertisements for content compliance before displaying the advertisements. In addition, if a special government review is required for certain product advertisements before they are shown to the public, we are obligated to confirm that such review has been performed and approval has been obtained. In addition, for advertising content related to certain types of products and services, such as food products, alcohol, cosmetics, pharmaceuticals and medical procedures, we are required to confirm that the advertisers have obtained requisite government approvals including the advertising client’s operating qualifications, proof of quality inspection of the advertised products, government pre-approval of the contents of the advertisement and filing with the local authorities.

We endeavor to comply with such requirements, including by requesting relevant documents from the advertisers. However, we cannot assure the reader that each advertisement that an advertiser or advertising agency client provides to us and which we include in our Micro-broadcast network programs is in compliance with relevant advertising laws and regulations or that the supporting documentation and government approvals provided to us by our advertising clients in connection with certain advertising content are complete. Although we review advertising content for compliance with relevant laws and regulations, the content standards in the PRC are less certain and less clear than in those in countries such as the United States and we cannot assure the reader that we will be able to properly review the content to comply with the standards imposed on us with certainty.

If the PRC government finds that the agreements that establish the structure for operating our China business do not comply with PRC governmental restrictions on foreign investment in the advertising industry and in the operating of non-advertising content, we could be subject to severe penalties.

PRC regulations currently permit 100% foreign ownership of companies that provide advertising services. Any foreign entities that invest in the advertising services industry are required to have at least three years of direct operations in the advertising industry outside of China. In addition, PRC regulations currently prohibit foreign investment in the production and operation of any non-advertising content. We do not currently directly operate an advertising business outside of China and thus cannot qualify under PRC regulations until three years after we commence any such operations outside of China or until we acquire a company that has directly operated an advertising business outside of China for the required period of time. Penalties for violations include:

  revoking the business and operating licenses of our pending PRC subsidiaries and affiliates;

  discontinuing or restricting our pending PRC subsidiaries’ and affiliates’ operations;

  imposing conditions or requirements with which we or our pending PRC subsidiaries and affiliates may not be able to comply;

  requiring us or our pending PRC subsidiaries and affiliates to restructure the relevant ownership structure or operations; or

  restricting or prohibiting our use of the proceeds of the concurrent private placement to finance our business and operations in China.

The imposition of any of these penalties would result in a material and adverse effect on our ability to conduct our business.

Changes in laws and regulations governing interactive advertising or otherwise affecting our business in North America or China may result in substantial costs and diversion of resources and may materially and adversely affect our business prospects and results of operations.

There are no existing laws or regulations that specifically define or regulate interactive DOOH advertising. It has been reported that the relevant PRC government authorities are currently considering adopting new regulations governing Internet based interactive television advertising. We cannot predict the timing and effects of such new regulations. Changes in laws and regulations governing the content of interactive advertising, our business licenses or otherwise affecting our planned business in China may result in substantial costs and diversion of resources and may materially and adversely affect our business prospects and results of operations.

Risks Related to Doing Business in China

Adverse changes in the political and economic policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could reduce the demand for our services and have a material adverse effect on our competitive position.

Our business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments of China. The Chinese economy differs from the economies of most developed countries in many respects, including:

  the amount of government involvement;

  the level of development;

  the growth rate;

  the control of foreign exchange; and

  the allocation of resources.

While the Chinese economy has experienced significant growth in the past 25 years, growth has been uneven both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may also have a negative effect on us. We cannot predict the future direction of political or economic reforms or the effects such measures may have on our business, financial position or results of operations. Any adverse change in the political or economic conditions in China, including changes in the policies of the PRC government or in laws and regulations in China, could have a material adverse effect on the overall economic growth of China and in the interactive advertising industry. Such developments could have a material adverse effect on our business, lead to reduction in demand for our services and materially and adversely affect our competitive position.

Uncertainties with respect to the PRC legal system could limit the legal protections available to us or result in substantial costs and the diversion of resources and management attention.

We conduct our software development business in part through agreement and assistance from Companion Sino-net Technology Development (Beijing) Co., Ltd., which is an indirect 90% corporate subsidiary and affiliate of R. J. Tocher Holdings Ltd., a company owned by our Chief Executive Officer, Ross James Tocher, which is subject to PRC laws and regulations applicable to foreign investment in China and, in particular, laws applicable to wholly-foreign owned companies. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit the legal protections available to us. In addition, any litigation in China may be protracted and result in substantial costs and the diversion of resources and management attention.

Fluctuations in exchange rates may have a material adverse effect on your investment.

The reporting and functional currency of our company is the U.S. dollar. However, a substantial portion of the expected revenues and expenses of our consolidated operating subsidiaries and affiliate entities may be denominated in CAD and RMB. The value of these currencies against the U.S. dollar may fluctuate and is affected by, among other things, changes in the political and economic conditions in Canada and China. Fluctuations in exchange rates, primarily those involving the U.S. dollar, may affect the relative purchasing power of our working capital and our balance sheet and earnings per share in U.S. dollars following completion of the share exchange and concurrent private placement. In addition, appreciation or depreciation in the value of the foreign currencies relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations. Fluctuations in the exchange rate will also affect the relative value of any dividend we may issue which will be exchanged into U.S. dollars, and earnings from, and the value of, any U.S. dollar-denominated investments we make in the future.

Very limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited so that we may not be able to successfully hedge our exposure at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert RMB into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

Restrictions on currency exchange may limit our ability to receive and use our revenues or financing effectively.

Under China’s existing foreign exchange regulations, we will be permitted to pay dividends in foreign currencies, without prior approval from the State Administration of Foreign Exchange (“SAFE”), by complying with certain procedural requirements. However, we cannot assure you that the PRC government will not take measures in the future to restrict access to foreign currencies for current account transactions.

Foreign exchange transactions by our planned subsidiary and affiliated entities in China such as Companion Sino-net Technology Development (Beijing) Co., Ltd. continue to be subject to significant foreign exchange controls and require the approval of SAFE or registration with, PRC governmental authorities. In particular, if we or other foreign lenders make foreign currency loans to our subsidiaries or variable interest entities in China, these loans must be registered with the SAFE, and if we finance them by means of additional capital contributions, these capital contributions must be approved or registered by certain government authorities including the SAFE, the Ministry of Commerce or their local counterparts. These limitations could affect the ability of these entities to obtain foreign currencies through debt or equity financing, and could affect our business and financial condition.

Risks Relating to our Management

Because our officers, directors and principal shareholders control a large percentage of our common stock, such insiders have the ability to influence matters affecting our shareholders.

Our officers and directors, in the aggregate, beneficially own 45.75% of the issued and outstanding shares of our common stock. As a result, they have the ability to influence matters affecting our shareholders, including the election of our directors, the acquisition or disposition of our assets, and the future issuance of our shares. Because our officers, directors and principal shareholders control such shares, investors may find it difficult to replace our management if they disagree with the way our business is being operated. Because the influence by these insiders could result in management making decisions that are in the best interest of those insiders and not in the best interest of the investors, you may lose some or all of the value of your investment in our common stock.

Our business depends substantially on the continuing efforts of our senior executives, and our business may be severely disrupted if we lose their services.

Our future success heavily depends upon the continued services of our senior executives and other key employees. In particular, we rely on the expertise, financial assistance and experience of our chief executive officer, Ross J. Tocher. We rely on the industry expertise, experience in our business operations and sales and marketing, of our Vice-president of Operations, Alan Husejnagic, and Vice-president of Sales, Steve Owst, and their working relationships with our employees, our other major shareholders, our advertising clients, Micro-broadcast network sponsors and advertisers, and relevant government authorities.

If one or more of our senior executives were unable or unwilling to continue in their present positions, we might not be able to replace them easily or at all. If any of our senior executives joins a competitor or forms a competing company, we may lose clients, suppliers, key professionals and staff members. Each of our executive officers has entered into an employment agreement with us, which contains non-competition provisions. However, if any dispute arises between our executive officers and us, we cannot assure you the extent to which any of these agreements could be enforced.

As a majority of our directors and officers are residents of countries other than the United States, investors may find it difficult to enforce, within the United States, any judgments obtained against our company, directors and officers.

A majority of our directors and officers are nationals and/or residents of countries other than the United States, and all or a substantial portion of such persons' assets are located outside the United States. As a result, it may be difficult for investors to enforce within the United States any judgments obtained against our company, officers, and directors, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state thereof.

Because executive management is free to devote time to other ventures, shareholders may not agree with their allocation of time.

Our executive officers and directors will devote only that portion of their time which, in their judgment and experience, is reasonably required for the management and operation of our business. Management may have conflicts of interest in allocating management time, services and functions among our company and any present and future ventures which are or may be organized by our officers or directors and/or their affiliates. Management will not be required to direct us as their sole and exclusive function, and they may have other business interests and engage in other activities in addition to those relating to us. This includes rendering advice or services of any kind to other investors and creating or managing other businesses.

Our board of directors may change our operating policies and strategies without prior notice to shareholders or shareholder approval and such changes could harm our business and results of operations, and the value of our stock.

Our board of directors has the authority to modify or waive certain of our current operating policies and strategies without prior notice and without shareholder approval. We cannot predict the effect any changes to our current operating policies and strategies would have on our business, operating results and value of our stock. However, such changes could have a material adverse effect on our financial position or otherwise.

Our Articles of Association contain provisions indemnifying our officers and directors against all costs, charges and expenses incurred by them.

Our Articles of Association contain provisions with respect to the indemnification of our officers and directors against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, actually and reasonably incurred by them in a civil, criminal or administrative action or proceeding to which they are made a party by reason of their being or having been a director or officer of our company.

Risks Relating to Our Common Stock

If our business is unsuccessful, our shareholders may lose their entire investment.

Although shareholders will not be bound by or be personally liable for our expenses, liabilities or obligations beyond their total original capital contributions, should we suffer a deficiency in funds with which to meet our obligations, the shareholders as a whole may lose their entire investment in our company.

Our common stock is illiquid and shareholders may be unable to sell their shares.

There is currently a limited market for our common stock and we can provide no assurance to investors that a market will develop. If a market for our common stock does not develop, our shareholders may not be able to re-sell the shares of our common stock that they have purchased and they may lose all of their investment. Public announcements regarding our company, changes in government regulations, conditions in our market segment and changes in earnings estimates by analysts may cause the price of our common shares to fluctuate substantially. In addition, the Over-the-Counter Bulletin Board is not an exchange and, because trading of securities on the Over-the-Counter Bulletin Board is often more sporadic than the trading of securities listed on an exchange, you may have difficulty reselling any of the shares you purchase from our shareholders.

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

Name

Our legal and commercial name is “Qwick Media Inc.”. We are governed by the corporate laws of the Cayman Islands. Our company is currently a reporting issuer in the Province of British Columbia, Canada.

Principal Office

Our principal executive offices are located at Suite 780 – 333 Seymour Street, Vancouver, British Columbia, Canada V6B 5A6. Our telephone number at this address is (778) 370-1715 and our fax number is (778) 370-1720. Our registered office in the Cayman Islands is 89 Nexus Way, Camana Bay, George Town, Grand Cayman, Cayman Islands KY1-9007.

Investor inquiries should be directed to us at the address and telephone number of our principal executive offices set forth above. Our website address is http://www.qwickmedia.com. The information contained on our website is not part of this Form 20-F.

Corporate Information and Important Events

We were incorporated on October 5, 2000 under the laws of the state of Nevada. Effective June 26, 2006, we re-domiciled from the State of Nevada to the State of Washington. Effective July 7, 2009, we re-domiciled from the State of Washington to the State of Wyoming for the sole purpose of effecting a continuance to the Cayman Islands. Effective July 28, 2009, we were issued a certificate of registration by way of continuation by the Registrar of Companies of the Cayman Islands. As a result of this transaction, we re-domiciled to the Cayman Islands and became a foreign private issuer.

On October 6, 2009 we received approval from the Financial Industry Regulatory Authority for the change in our name from “Tuscany Minerals, Ltd.” to “Tuscany Minerals Ltd.” and the re-domiciling of our company from the State of Wyoming to the Cayman Islands. Effective at the open of trading on October 6, 2009, our new quotation symbol on the OTC Bulletin Board became “TUSMF”.

On June 22, 2010, we changed our name to “Qwick Media Inc.” with the Registrar of Companies of the Cayman Islands and, on July 15, 2010, we received approval from the Financial Industry Regulatory Authority (FINRA) for that name change. The name change was approved by the shareholders of the Company at its annual and special meeting held on June 18, 2010. Our trading symbol remains “TUSMF.OB”.

Ceasing to be a Shell Company

On January 28, 2011 we completed the acquisition of Qeyos, pursuant to which we acquired all of the issued and outstanding common shares of Qeyos from its shareholders in exchange for the issuance of a total of 4,789,035 shares of our common stock on the basis of one share of our common stock for each share of Qeyos. We issued all of such shares to five Qeyos shareholders who are non-U.S. persons (as that term is defined in Regulation S of the Securities Act of 1933, as amended) in an offshore transaction relying on Regulation S and/or Section 4(2) of the Securities Act of 1933, as amended. As a result of the acquisition of the Qeyos shares, we ceased to be a shell company and are now in the business of developing interactive proprietary software, know-how and hardware.

On the same day, we completed a private placement of 10,000,000 common shares at a price of $0.20 per share for aggregate gross proceeds of $2,000,000. We issued these shares to a total of 98 persons, all of whom are non-U.S. persons (as that term is defined in Regulation S of the Securities Act of 1933, as amended) in an offshore transaction relying on Regulation S and/or Section 4(2) of the Securities Act of 1933, as amended. We intend to use the net proceeds from this private placement to fund further capital fund raising and for other general corporate purposes, which may include strategic acquisitions of businesses that could complement our existing capabilities and businesses.

On the same day, we completed the issuance of 637,140 common shares at a deemed price of $0.20 per share in settlement of US$127,428 debt outstanding. We issued these shares to one person, who is a non-U.S. persons (as that term is defined in Regulation S of the Securities Act of 1933, as amended) in an offshore transaction relying on Regulation S and/or Section 4(2) of the Securities Act of 1933, as amended.

Capital Expenditures

During the three fiscal years ended December 31, 2009, we did not undertake any capital expenditures. Our planned capital expenditures for the next twelve months are summarized below under the heading “Liquidity and Capital Resources – Anticipated Cash Requirements”.

Takeover offers

We are not aware of any indication of any public takeover offers by third parties in respect of our common shares during our last or current financial years.

B.	Business Overview

For the fiscal years ended December 31, 2009, 2008 and 2007, we incurred net losses of $226,924, $104,412, and $74,191 respectively. We did not generate any revenues during such periods.

Overview

We develop interactive proprietary software, know-how and hardware. QwickView™ touch screen software is built in C# programming language on a Windows® multi-touch platform. Technically, there are no creative boundaries, such as limits imposed by third party software applications, intellectual bottle-neck, platform stability and external technical support. The software design process is standardized and documented so new employees can be readily integrated. The software development architecture team in Burnaby, British Columbia, Canada provides technical and creative guidance for coders in Wuxi and Beijing, China. It is the equivalent of artists working with engineers. Due to time differences our company programs in a 24/7 environment. This strategy leverages production outsourcing and high execution speed. QwickView™ hardware is the physical product that acts as a point of service terminal for end users. The hardware consists of a skeleton platform, chassis (outside enclosure) and integrated PC equipment and peripherals. Hardware manufacturing and development is managed from Shenzhen, China, thirty minutes west of Hong Kong.

Our software and hardware is used in the digital out-of-home media (“DOOH”) advertising industry. Therefore, our principal business is to provide our clients with advertising opportunities through self-service interactive digital kiosks, interactive window displays, interactive transit displays and other interactive out-of-home advertising displays, such as digital wallscapes, spectaculars and mall displays, that we own or operate in North American advertising markets and in China. Our business in China is conducted via an agreement with Companion Sino-net Technology Development (Beijing) Co., Ltd., which is an indirect 90% corporate subsidiary and affiliate of R. J. Tocher Holdings Ltd., a company owned by our Chief Executive Officer Ross James Tocher.

We go well beyond combining advertising content with non-advertising content, such as news, weather, sports and comedy clips, in our digital TV screen programs. Our interactive hardware is sleekly designed to enhance any public environment and is configured to suit any marketing communications need. QM's touch-screen interactive kiosks support mobile apps and iPhone/smart phone integration, while enabling shoppers to access relevant information and self-service their needs through interactive directories, wayfinding, coupons and other instant, on-demand media. Marketers are learning to project their brand channels beyond their Web pages. Brand awareness strategies are extending from the home through to the point of sale using digital signage. The emerging trend in advertising is to deliver specialized broadcast interactive television (“Micro-broadcast”) networks and new age advertising content management services to marketing clientele and their consumers. Essentially, we plan to be a complete digital signage company that builds state-of-the-art interactive kiosks and point-of-sale (“POS”) systems, and provides advertising content and Micro-broadcast solutions for private channel digital marketing into high traffic, public spaces; thus, empowering advertisers to target and engage audiences where and when they shop and socialize.

We believe this makes target audiences more receptive to the advertisements to be included in our programs and ultimately makes our programs more effective for Micro-broadcast sponsors and their advertising clients. We intend to derive revenues principally by selling advertising time slots on our Micro-broadcast network, deployed in approximately 80 locations across Canada that we intend to expand to at least 100 locations across Canada, to advertising clients such as Yokohama Tire (Canada) Inc. and direct third party advertisers and advertising agencies.

DOOH advertising in North America and China has experienced significant growth in recent years. By focusing on interactive advertising, we enable our advertising clients to better target consumers, who we believe are an attractive demographic for advertisers due to their higher-than-average disposable income. We strategically place our interactive kiosks and interactive digital TV screens in high-traffic locations of trade show exhibitions, shopping malls, and in stores of large chain retailers, particularly in areas where there tends to be significant waiting time.

We combine advertising content with non-advertising content, such as news, weather, sports and comedy clips, in our interactive digital TV screen programs. We believe this makes consumers more receptive to the advertisements included in our programs and ultimately makes our programs more effective for our advertising clients. Our standard programs include, for each advertiser, six 15-second spots of advertising content during each hour of programming and are shown for approximately 10 hours per day.

We plan to derive revenues principally by selling advertising time slots on our network to our advertising clients, including both direct advertisers and advertising agencies.

Industry Background

The media and advertising industries have become fragmented in the first decade of the new millennium. Traditional TV, radio and print advertisers have dispersed into the Internet digital spectrum that targets audiences through contextual marketing. The promoters are refining their target market exposure and utilizing measurable means for gauging the success of their campaigns. Many retailers and brands are specializing in search engine optimization, online stores, social network marketing for reaching their online audience and using direct sales channels to generate profits in a hyper competitive marketplace.

Traditional media and advertising are referred to as analog methods because they require physical means. Digital advertising has significantly increased delivery speed and reduced cost of production.

The emerging marketing branches involve DOOH, mobile marketing and interactive marketing. The growth of these marketing segments is rooted in a rapidly growing technological framework and new means of reaching target audiences. Key to our strategic planning is keeping a global perspective on a dynamic and evolving market. Our market is a growth industry as more of us are finding, viewing, and using digital signage more frequently in our daily lives. Recognizing this, companies, organizations, and institutions worldwide are stepping up deployments of digital signage in all its uses and forms. The versatility of interactive kiosks and Micro-broadcasting – as effective, targeted communications hubs – further appeals to this growing demand. This opens several avenues of opportunity for our company. Among them are:

  Shopping malls

  Retail

  Transportation

  Hospitality and convention

  Healthcare

  Corporate

  Financial

  Government

Interactive Advertising.

We believe interactive advertising in North America and China has the following key characteristics:

  Attractive target demographics. We believe the average consumer in North America and China presents an attractive audience group for advertisers who aim to reach consumers with higher-than-average disposable income to promote their products or services.

  Effective audience reach. We believe the usage periods in time spent at an interactive kiosk or viewing interactive digital TV enables consumers to obtain the information they desire in real time and allows interactive advertising to engage consumers for extended periods of time, which may in turn increase the effectiveness of the advertisements.

  Increasing acceptance. The primary objective is to accomplish consumer engagement through provision of value, entertainment, convenience and communications. Through usability, the system adapts to the geographical target market and creates a virtual real estate for advertisers. We believe interactive digital media networks have been increasingly accepted by the three major groups in the advertising industry: trade show exhibitors and large chain retailers, consumers and advertisers. Interactive digital media networks empower consumers to obtain information they desire or otherwise provide an outlet to fill idle time, which may help to enhance the overall consumer experience and add value to the interactive services or products provided by Micro-broadcast network sponsors and advertisers. We believe advertisers have increasingly chosen interactive advertising due to its high receptivity among consumers and ability to reach favorable and exact demographics.

Our Strengths

Our digital platform allows people to comparison shop on a mass scale, thus creating a consumer paradigm shift on “what the product is worth” rather than “how much it costs”. This is analogous to free market bargaining, negotiation and dynamic perception of value. The digital marketplace has eroded retail systems into a bazaar marketplace: "Wholesale or no sale" mentality. To exploit opportunities, we look to valid data and analysis along with other important market clues to conditions, momentum, and trends. Reported figures are read in context with expert opinion, forecasts, and strategic insight from those inside advertising and digital signage, and from credible industry analysts. We look for patterns, corroborate facts, and apply our own knowledge, experience and collective wisdom. "Being at the right place, at the right time" is critical. The compounding trends of technology, social, environmental and economic factors present a unique timing opportunity for deployment of Micro-broadcasting systems.

We believe we have the following competitive strengths:

  we are positioned to provide a unique interactive digital media network in North America and China dedicated to advertising with broad geographic network coverage, and to provide our advertising clients with the ability to reach a national audience through dedicated Micro-broadcast advertising network;

  our interactive digital media network provides a significant value proposition to Micro-broadcast clientele by offering programs that may enhance the consumer or end user experience, and by providing Micro- broadcast clientele with incremental revenue opportunities, an effective means of managing their consumer’s experience through a cost-effective media service;

  our interactive digital media network provides a significant value proposition to advertisers by offering them extensive viewer reach, social marketing analytics, cost-effective advertising, scheduling flexibility and quality client service;

  we have hired personnel with extensive experience in combining interactive advertising content with non- advertising content to make our Micro-broadcast programs more attractive to consumers and ultimately more effective for their Micro-broadcast sponsors and advertisers;

  we have a highly recognizable brand name in the DOOH sector and are developing strong relationships with potential advertisers; and

  we have a strong management team with extensive related industry experience.

Presented below is a summary of key findings of our market research in four parts: Market Values, Consumer Engagement and Impacts, Corporate Interest and Investment, and Trends.

Together, they reveal a dynamic digital communications and advertising industry that continues to outpace other sectors with remarkable growth.

Market Values

Digital signage is a multi-billion dollar industry today. Right now, across North America alone, and via approximately 200 networks, there are well over 1.1 million distinct advertising spots playing on place-based screens and kiosks. Sector growth is measured in double digits and deployment, advertising rate cards, and advertising revenues all are pointing up. For a total value estimate in Qwick Media's context as a full-spectrum digital signage provider, we look to data from the hardware and software side, as well as to revenue reports from the advertising sector and advertiser expenditures. Data gives us a measure of the value of the industry today, and how it is expected to grow.

Key Findings:

  1,080,000 + : Conservatively estimated number of unique ad spots playing every day on digital out of home displays across US alone (State of Digital Signage Today).

  $3.9 billion: Current market estimate of the total value of the digital signage market, based on revenues of manufacturers of individual components that comprise the systems – primarily displays, media players, set top boxes, computers, networks and software (J Fox IMS DST).

  20% annual growth: On target forecast of revenues commencing 2009 to 2013. Driving out-performance: new installations and replacement of static displays in retail and transport (J Fox IMS DST).

  + 25% : Revenue Growth rate for the digital place-based advertising sector for the first half of 2010 (M K Arase, DPAA).

  $3.7 billion: Amount DOOH advertising revenues are forecast to grow to by 2013, up from 2.2 billion in 2009 – a 13.5% compound annual growth rate (BIA/Kelsey).

  $1.4 billion: Advertising dollars dedicated to digital out-of-home advertising in 2008, growing 9% annually (State of Digital Signage Today).

  $1 billion + : Estimated digital place-based ad revenue today (M K Arase, DPAA).

  $740 billion: Total transaction value conducted at self-service interactive retail signage/POS/kiosks in 2009 – set to be surpassed in 2010. North American consumers are continuing to embrace self-service technology (Stein, Buzzback, Digital Signage Today).

Increasingly Important Role of Out-of-Home Advertising

DOOH advertising accounts for a larger percentage of total advertising spending in China compared to Europe, the United States and other countries in Asia. Out-of-home advertising has seen rapid development and growth in China in recent years. This form of advertising, which includes billboards, street furniture displays and transit displays such as airport digital TV screens, digital TV screens on airplanes and vehicle wrap display advertising, allows advertisers to effectively target increasingly mobile and urbanized target audiences in a flexible and cost-effective way. We believe that advertisers increasingly choose alternative media over traditional media such as television, radio broadcast and print media given the more limited geographic reach of China’s and North America’s traditional media outlets.

Consumer Engagement and Impacts - Significant Value Proposition.

We believe our services provide the following significant benefits to our network Micro-broadcast network sponsors and advertisers:

  Enhanced Consumer Experience. The content provided in our interactive digital media network provides consumers with an entertaining means to pass time while obtaining relevant information they desire in real time. Our ads engage users by stimulating their curiosity and driving their fingertips onto our touch screen that in turn logs measurable data for evaluating the effectiveness of content engagement. It is a measurable traffic virtual real estate. Besides reward marketing principles, another powerful driver is pleasure through entertainment. Celebrities and their lifestyles are a public commodity. Popular culture news industry conditions users into repetitive consumption through familiarity. Entertainment news is an important engagement mechanism. We believe our digital media network enhances the consumer experience and adds value to the interactive services or products provided by our Micro-broadcast network.

  Incremental Revenue Opportunity. Under our cooperative services contracts, we offer Micro-broadcast sponsors a share in revenue as a means of cost recovery in exchange for the concession rights to play our programs in their venues. Through these contractual arrangements, individual Micro-broadcast sponsors can deploy a nationwide interactive digital media network to provide high-quality media content to their consumers and their affiliated marketing clientele, who desire to convey their own advertising message to such consumers, under cooperative marketing programs

  Effective Means of Managing Consumer Traffic. Some Micro-broadcast sponsors and advertisers also utilize non-advertising time of our network to provide other information to consumers. The ability to provide timely information to consumers allows our interactive digital media network to aid in the management of consumer traffic. The media broadcasting industry is driven by advertising dollars through ad placement in TV, radio, newsprint and Internet mediums. The reason for explosive Internet growth is the non-interruptive mechanism for delivering user driven on-demand content with targeted ads. Traditional media does not provide this instant freedom of interactivity and thus has appeared to experience loss of audience to alternative interactive digital mediums that converges content consumption through a digital format.

  Cost-Effective Media Service. The large scale of our planned network allows us to provide our network sponsors with a wide range of digital media programs on a cost-effective basis which may otherwise be costly and time consuming for each sponsor to procure individually.

Significant Value Proposition to Advertising Clients.

We operate an interactive digital media network that:

  Offers Extensive Viewer Reach. We strategically place our displays in high-traffic locations. This allows our interactive displays and programs to target consumers at multiple points during their shopping experience, from: “…do you have this?” to “…where can I find it?”.

  Offers Real Analytics. The raw user data compiled by our technology at shopping malls, transit stations, automotive dealerships and other specific locations can be analyzed to measure peak usage, seasonality trends, popular content, user feedback and any other statistical interpretation designed to measure interests and usability.

  Provides Cost-effective Advertising. Our network targets audiences with demographic profiles desirable to advertisers and allows advertisers to reach consumers in a more cost-effective way compared to traditional media. We believe the cost of reaching the same number of consumers with higher-than-average disposable income is significantly lower on our network than advertising through other more traditional media such as television, billboards or newspapers.

  Provides Flexibility for Advertisers. We generally update our programs on a daily and weekly basis, respectively. This gives advertisers scheduling flexibility by allowing them to change their advertising campaigns on short notice and run them for shorter time periods than other media, such as billboards.

  Offers Quality Client Service. Our program production team consists of both advertising and television production professionals who are skilled in designing effective programming for our advertising clients based on the viewing preferences of consumers. We have also built a sales team experienced in presenting the value of our interactive digital media network and providing suitable advertising services to our potential clients, and we have established national operational synergies, all of which have enabled us to operate and further develop our interactive digital media network. We have also commissioned a third party to provide advertising research and analysis reports to our clients on a regular basis to help our advertising clients better understand the advertising market and various advertising media available to them.

Extensive Experience in Managing Content.

As an early-mover in interactive out of home digital media content, we have accumulated extensive experience in designing, identifying, acquiring and compiling content that is attractive to viewers and advertisers. Our experience and our monitoring of the viewing preferences of consumers helps us to create and update programs with an optimal blend of advertising and non-advertising content for this market. Managing content allows us to improve both the effectiveness of the advertisements in our programs and the attractiveness of our network to our advertising clients.

How many of us are encountering the various digital video displays and interactive media in our daily lives? How does the public feel about interacting with public digital technology when at business, leisure, or when shopping? To what extent does this new breed of marketing tool influence purchase decisions? Does having a digital signage and shopper-focused marketing strategy make a difference for retailers?

Consumers, shoppers, indeed, all of us – feel much the same way about place-based media as we do about all digital media and devices: give us a seamless interface, interactivity, brilliant graphics, relevant information, self-serve functionality – even entertainment now and then – and there we are, engaged, finding our way, searching products, connecting, communicating, compelled and buying.

This receptiveness creates demand that is only encouraged by on-going technological innovation to satisfy a seemingly limitless appetite for connectedness and convenience. The more tools are advanced, the greater the level of engagement.

For marketers, advertisers, and content sponsors, it is the most valuable tool in the box. Companies with digital signage strategies enjoy stronger customer relationships and build brand equity, while gaining valuable shopper metrics to create efficiencies and tailor the customer experience. It all adds up to higher return on investment for advertising.

Our partners have the opportunity to sponsor specific content delivery in targeted locations. The information displayed on QwickViews™ displays is current and it delivers instant news bits on community, regional and world events. These are usually provided as content modules and they can be enabled or disabled based on partner preferences.

Key Findings:

Engagement :

  76% : Percentage of adult US residents who report viewing/using Digital out of home video displays and media in multiple venues, each month (Arbitron Out-of-Home).

  72% : Percentage of Canadian adults seeing digital displays. Indoor place-based advertising had strongest recall at 63% (OMAC Mediaplanet Nat. Post).

  62% : Overall percentage of consumers who are well receptive of digital display screen ads and infotainment (Nielsen survey).

  53% : Percentage of American adults reached each month by video displays in retail locations alone (Arbitron Out-of-Home).

  88% : Percentage of U.S. consumers more likely to choose a company that gives them the ability to interact via online, with mobile, or self-service technologies (Buzzback Digital Signage Today).

  71% : Percentage of shoppers who describe digital signage as 'Attention grabbing' (OMAC Mediaplanet Nat. Post).

  Impact:

  + 28% : Increase in health and beauty departmental sales with integrated digital signage and POS strategy – other departments : over the counter + 23%, food + 13%, electronics + 7% (GMA/Deloitte Walmart).

  + 18% : Sales lift of seasonal push items – other product types : mature item + 7%, item launch + 9%, , rollback items (discounts) + 6% (GMA/Deloitte Walmart).

  + 13% : Increase in customer advocacy/loyalty achieved by companies using digital signage – compared to an industry average of just 2% using only conventional media (Gladstone Aberdeen Marketwire).

  + 33% : Sales increase of four out of five product brands playing on digital signage media platforms (Nielsen survey).

  + 31% : Increase in awareness and recall rates of Display screen advertising at POS when prompted – 14% unprompted (Nielsen survey).

  +15% : Brand awareness jump enjoyed by companies using digital signage strategies (Digital: A Path Marketwire).

  Expectations: What are changing among target audiences. Organizations are countering declining effects of traditional marketing by turning to digital signage (Gladstone Aberdeen Marketwire).

  The Nielsen study makes one thing perfectly clear: DOOH media have a direct effect on brand awareness and consumer buying patterns, directly boosting sales.
  Dirk Hülserman, OVAB Europe (digitalsignageexpo).

Corporate Interest and Investment

Are corporate leaders, decision makers and planners embracing digital signage conduits as the next wave of targeted shopper-centric marketing solutions?

Getting a read on the intentions of executive decision makers can be a challenge. Understandably, they can be somewhat cagey about revealing even general information about marketing strategy, lest the competition gain an advantage.

Questions of digital signage, interactive displays and supporting technology, however, are met with enthusiasm –particularly over the last several months. This suggests that, across sectors, digital systems and the media strategies they support are advancing into marketing plans and onto blueprints. Interactive digital signage is top-of-mind for retailers of every size and shape.

Looking for attitudes and intentions, we find recognition among business that digital signage and interactive media is critical to 21st century marketing strategy. Capital investment to expand these strategies will take this emerging sector into high gear.

Key Findings:

  Impact: What advertisers understand about digital signage and why they are justifying increasingly greater investments (Hall Danaher Digital Signage Today) .

  1000 plus: Screen deployment sizes becoming more common – more companies deploying digital signage because it works; a marketing essential within two to three years (State of Digital Porter Digital Signage Today).

  Market leaders: Are mobilizing shopper marketing efforts – allocating more funds, restructuring organizations, investing in tech and resources, and re-evaluating collaboration with partners and service providers (GMA/Deloitte).

  21% and 26%: C.A.G.R growth rates for shopper marketing budgets of manufacturers and retailers respectively – retailers investing in redesign and improving the customer experience (GMA/Deloitte).

  Insights generation: What retailers are planning to increase dedicated resources to over the next three years (GMA/ Deloitte).

  Digital at retail media budgets: What more companies are growing – these strategies are becoming a standard component of well-rounded media plans (State of Digital Weidauer Digital Signage Today).

  Increased investments: What advertisers are justifying, given validated consumer engagement with digital signage over the last two years (Simpson Selfserviceworld).

  Shopper marketing growth: Why companies will employ better collaboration, insights, targeting tactics, measurements, and tech (GMA/Deloitte).

Industry articles, white papers, studies and expert analysis of market activity and consumer behavior reveals the growing move toward interactive digital signage and private broadcast content and creativities. The most successful companies are seeking out more efficient direct-to-shopper marketing channels that leverage advances in digital network and interactive technology design.

Trends

Forecasting accurately is difficult enough, but when you have a technological environment advancing at an accelerated rate and it can be even more elusive. New developments can be game-changers, quickly rendering old forecasts obsolete. Communications technology has a way of surprising and delighting us.

So we continuously reassess and further develop our products and services, and revise our forecasts to keep on top of an evolving, dynamic market.

Over the next several years, the typical urban environment will see a wholesale transition to digitally interactive kiosks and signage in centers of retail, community, corporate, institutional and governmental activity – virtually all focal points of commerce and community. Consumers and shoppers will not venture far before engaging with an interactive Micro-broadcasting kiosk.

Organizations slow to adopt innovation will follow suit to compete with tech savvy rivals. New locations will be equipped with state-of-the art technology that automates many routine sales functions, while creating an enhanced experience for the shopper. For others, upgrading is cycling through the industry; existing outlets will continue to retool with the latest in interactive technology.

For the industry, increased strategic partnerships and some consolidation moves are expected over the near and medium term.

Research gives us an overview of market trends.

Key Findings:

  Kiosks: Large screen projects in the works (State of Digital Gerba Digital Signage Today).

  Mobile devices: Direct interaction with place-based media to continue rapid growth (State of Digital Gerba Digital Signage Today).

  Venues: Screens at gas stations, on buses, digitized billboards, in-store, bars, restaurants, health clubs, public spaces (BIA/Kelesy).

  Marketing's ‘holy grail’: Potential digital signage/ interactive kiosks technology establish a cause and effect link between message and results. Expect mass adoption of DS and related tech (State of Digital Abbott Digital Signage Today).

  Design: What digital signage and media is becoming fundamental to – where screens are positioned and how they support the shopper will become more understood. Planners will start to integrate screens right from design of retail and environmental planning – already used in next generation and concept stores (State of Digital Gorrie Digital Signage Today).

  Interactive storefront windows: Several chains are leveraging the power of interactive displays to market their products, including Tommy Hilfiger and Nike, shoppers could upload images, even design their own shoe and 'save' it for pick-up. Watch for more of this.

  Digital signage: Building on the foundations of this technology, the upturn in interactivity will continue. Expect floor screens, gesture enabled technology, and increased interactive capability between the display (kiosk) and cell phone.

  Self-checkout: Some surveys report that more than 90% of respondents have already used this technology – they appreciate the shorter lines and control of the transaction.

  Self service: Most consumers now perceive a well-designed self service interface as time saving and a way to access additional services at their convenience (Top 100 Customerexperience).

Market Speak

  There will be further development of strategic partnerships, helping drive the industry. Innovative tech, forward thinking and dedication will prevail.
    Pierre Richer, President COO, NEC Display Solutions (Mediaplanet  WSJ)

  We see increased interactivity between DS and POS, brands and retailers want to see the impact in their sales in real time. Many are already doing it – I believe it will become commonplace. Jose Avalos, Intel Corp (Mediaplanet  WSJ)

  Kiosks will come to replace many ATM's and be used by banks more widely due to their mobility, interactive abilities, and because they are cheaper to operate than a branch – the next step is the digital commerce kiosk with video.
    Raj Dhinsa, Verison Business (Simpson selfserviceworld)

  Just like innovations of the last decade, these (DS innovations) will invigorate and transform our world in ways we cannot yet comprehend.
    John Gustavson (Mediaplanet Nat. Post)

The weight of informed opinion sees a digital media revolution of public spaces. As far as can be reasonably seen, deployments will increase, in frequency in size and in capability. Abundant data, specific analysis and expert commentary support the premise that the out-of-home digital signage market is set to outperform for years to come. Knowing all that we can of our market allows us to anticipate trends, identify opportunities, and target our creative resources. Our industry-leading systems reflect these efforts that, ultimately, enable clients greater ROI in media marketing solutions. A resilient digital signage market is largely credited with sustaining the advertising sector through the worst of the last economic doldrums. And this powerful new medium is attracting a still greater share of advertising dollars.

Our Strategies

We intend to build separate sales teams to focus on developing the client base for each of these new advertising media platforms while promoting the broader value that the overall network and these platforms collectively provide to our advertising clients. We believe the creation of new advertising media platforms within the interactive advertising sector and our broadened service offerings will provide our advertising clients with more choices in selecting and combining different interactive advertising platforms that best suit their advertising needs and preferences. It will also expand the reach of the advertisements shown on our network and allow us to cross-sell different advertising services. We believe that the strong presence that we have built through our existing network provides us with significant opportunities to launch new platforms and services and test new initiatives in a reliable and cost-effective manner. Ultimately, we anticipate these efforts will increase the revenue we can generate.

In addition, with consumers’ increasing acceptance of technology-driven advertising and entertainment media, we intend to identify and take advantage of new opportunities in the China and North American advertising market by developing innovative advertising techniques and media. For example, we plan to explore the field of interactive advertising such as a “shop assist center” in large retailer chain venues, which gives consumers the opportunity to learn about and perhaps test new products or services in person.

Our goal is to extend our competitive position as the leading interactive digital media network provider in North America and China and to successfully expand into other areas of the DOOH advertising sector. Accomplishing this goal requires the successful implementation of the following strategies:

  We plan to broaden our service offerings through new Micro-broadcast advertising media platforms within the DOOH advertising sector, in particular by offering a interactive digital media replacement for traditional light box displays to passive digital frames and establish a Micro-broadcast platform, to broaden consumer reach, enhance the effectiveness of advertisements and provide our Micro-broadcast sponsors and their advertising clients with more choices in selecting and combining different interactive advertising platforms according to their advertising needs and preferences;

  We plan to grow our leading technology into a market position and revenues by building local sales teams in additional cities to increase our sales of advertising time slots and utilization rate in these cities and increase the number of interactive digital TV screens and other interactive displays in our emerging Micro- broadcast network opportunities;

  We will continue to secure high quality non-advertising content to make audiences more receptive to advertisements played on our network and ultimately bring greater value to our business in a cost-effective manner;

  We will continue to promote our brand name and the value of interactive DOOH advertising through proactive sales and marketing efforts to solidify and broaden our customer base and our emerging relationships with large retail chains and content providers; and

  We plan to pursue strategic relationships and acquisitions that expand our business within the DOOH advertising industry, although we are not currently negotiating any material acquisitions.

Sales and Marketing

We provide a number of services in connection with each client’s advertising campaign. We rely on our experienced sales team to assist advertisers in structuring advertising campaigns by analyzing advertisers’ target audiences and consumer products and services. We conduct market research, consumer surveys, demographic analysis and other advertising industry research for internal use to help our advertisers to create effective advertisements. We actively attend various public relation events to promote our brand image and the value of interactive digital advertising. We also market our advertising services by displaying our name and logo on all of our interactive kiosks and digital TV screens.

We engage third-party agencies to help source advertising clients. Agency fees are calculated based on a pre-set percentage of revenues generated from the clients introduced to us by the agencies.

Increase Our Revenues by Leveraging Our Existing Digital Media Network.

We have the broadest network coverage in China based on the number of Micro-broadcast network sponsors and advertisers covered by our network. We intend to leverage our leading market position to maintain our market leadership, enhance our mass appeal to our advertising clients and increase our fees and revenues. To achieve this goal, we intend to:

  Build Local Sales Teams in Major Additional Cities and Increase our Sales and Utilization Rate of Advertising Time Slots in these Cities. Currently, we have offices in Vancouver and Burnaby, Canada and in Beijing, Wuxi and Shenzhen China where we maintain our business development and sales network. We plan to build local sales teams in several additional cities associated with key locations of Micro- broadcast sponsors to strengthen our sales efforts in these cities, further develop relationships with local advertisers, increase our direct sales of advertising time slots in these cities and improve our utilization rate, or the percentage of available time slots that we sell to advertisers.

  Increase the Number of Locations Our Emerging Network. We intend to enter into further cooperative services contracts for concession rights to increase the number of locations that we can place or operate interactive kiosks and interactive digital TV screens or other displays in order to broaden the viewer reach of the advertisements shown on our network and enhance our current position in many of the most desirable locations.

We will continue to evaluate further opportunities in the future to obtain new opportunities that are not currently in our network. This will help to ensure that our network continues to include the most significant venues in North America and in China. While the rates of advertising fees that we charge our advertising clients are not directly tied to the number of locations in our network, we believe that expanding our network will extend our audience reach, make our digital media network more attractive to national advertisers and ultimately lead to higher fee rates and increased revenues.

Continue to Secure High Quality Non-Advertising Content to Enhance the Attractiveness of Our Network.

The heart of the Qwick Media system is the content production system. Content is a consumable commodity and a renewable source of revenue that supports the Micro-broadcasting system. QM has developed a proprietary engine for production, aggregation and distribution of content throughout its broadcasting network. The automated content such as news, time and weather is pulled through the RSS Internet feeds.

As non-advertising content in our media network constitutes a significant attraction for interactive audiences and makes our clients’ advertisements more effective, we will continue to secure high quality non-advertising content from third-party content providers. We will seek to obtain more diversified content from content providers, develop relationships with additional content providers, add exclusivity and automatic renewal clauses into content provision contracts, and improve the quality of editing and programming to enhance the overall attractiveness of our programs. We believe providing high quality non-advertising content in our network is a cost-effective way of making our programs more effective for our advertising clients.

Continue to Promote Our Brand Name and the Value of Interactive Advertising.

We will continue to promote our brand name through proactive sales and marketing efforts. We believe this will allow us to broaden our client base as well as strengthen our relationships with Micro-broadcast sponsors, advertisers and content providers. We also seek to extend our leading market position by taking initiatives to highlight the value of interactive advertising relative to other media. We will continue to utilize research tools that enable our clients to better understand how our network can successfully reach their target audiences and promote their advertising campaigns.

In addition, we are working closely with advertisers, advertising agencies and other diversified media companies to develop more sophisticated systems that will provide improved demographic tracking measurements of interactive advertising. We believe that these measurement systems will further enhance the attractiveness of interactive advertising for both existing clients and new advertisers. We will also continue to promote our network as an attractive means for content providers to showcase their programs. The value we provide to our content providers allows us to limit our content acquisition costs.

Pursue Strategic Relationships and Acquisitions.

We plan to pursue strategic relationships and acquisitions that expand our business within the interactive advertising industry. We plan to identify, execute and integrate acquisitions to build scale and enter into complementary businesses and new media platforms that enhance our interactive advertising network and reach. We plan to evaluate strategic acquisition opportunities that we believe will further enhance our market leadership position while also providing an attractive return on investment. When evaluating potential acquisition targets, we will consider factors such as market position, growth and earnings prospects and ease of integration. We are not currently negotiating any material acquisitions.

Advertising and Related Services.

Whether it is shopping malls, trade show exhibitor listings, car dealership inventory, in-store products, office building tenants or any other aggregate information our universal directory engine allows users to intuitively search, filter, sort, save and share information. The universal customizability of our core operating platform allows for quick and personalized deployments. We intend to generate incremental revenues from the advertising services from the following platforms:

  Store and Product Directories

  Maps and Wayfinding

  Printing Coupons

  Price Scanning

  Biometric and RFID Logins

  Cueing software

  Tradeshow Software

  Event Manager

  Web browser and Email

  Keyword Search Engine

  Shop Assist and Gift Ideas

  Widgets: calculator, weather, news, traffic, time, transportation

  VOIP communications

Touch screen usage enables our interactive QwickView™ software to serve common audience needs in its geographic placement. Modular applications formats allows for a high degree of customizability. The broadcast content stream is loaded with psychological engagement cues. Provision of monetary value is a powerful motivator. The desire for personal gain is also proliferated by having a communication system built into our system, such as instant email, SMS and VOIP so consumers can easily share the deals and invite more participating audience. Such applications can be monetized through sponsorships, customization and content production. It delivers the power of instant information and communications to the users, but unlike (uncensored) Internet, the location provider can control the provision of content.

QM provides software customization services that can enrich the application by catering to advertising client’s specific needs. This is another source of potential revenue for QM and every customization project allows the ability to resell the app as part of the expansion package. For example, if transit authority wants a live transit scheduling system or if a hospital wants a client check-in module, we can service the deployment by recovering our costs and in exchange for wholesale service we can resell the software application in other markets.

Pricing

The list prices of our advertising services vary by the size of Micro-broadcast network and duration of venue in which the advertisement is placed, the demand of advertising services for each sponsor and advertiser, as well as by the duration of the time slot purchased and the duration of the advertising campaign. Prices for the aggregate time slots on our network to be purchased by each advertiser or advertising agency client are planned to be obtained under sales contracts, perhaps at a discount to our list prices.

Customer Service

Our customer service team is responsible for compiling monitoring reports to clients as evidence that their advertisements are played on our network within one week after launching the advertising campaign. We also provide our advertising clients with weekly reports prepared by third parties, which verify the proper functioning of our displays and the proper dissemination of the advertisement by conducting on-site evaluations and polls to analyze the effectiveness of and public reaction to the advertisement. In addition, our network sponsors and advertisers are also intended to be actively involved in the monitoring process and our analytics back-end reporting systems can provide our clients with reports of proof of performance certifying the playing of the advertisements and relevant consumer engagement.

Competition

We compete primarily with several different groups of competitors:

  advertising companies that operate advertising networks, such as CBSDecaux, and DOOH short of the interactive sector, such as Focus Media, Captivate, ClearChannel and others;

  in-house advertising companies of large retail chains that may operate their own advertising networks; and

  other advertising media companies, such as Internet, street furniture displays, billboard and public transport advertising companies, and with traditional advertising media, such as newspapers, television, magazines and radio, some of which may advertise in the large chain retail locations in which we have exclusive contract rights to operate digital TV screens.

We compete for advertising clients primarily on the basis of network size and coverage, location, price, quality of our programs, the range of services that we offer and our brand recognition. Many of our competitors have a variety of competitive advantages over us, such as larger resources. Many competitors have a longer history than us in the DOOH advertising industry and may have a more extensive network that extends beyond the interactive sector and offers a more diversified portfolio. This may make their network more attractive to advertising clients and less reliant on a particular advertising sector. In addition, we may also face competition from new entrants into the interactive advertising sector in the future.

Employees

We had 30 employees as of January 31, 2011. Generally we enter into standard employment contracts with our officers, managers and other employees. According to these contracts, all of our employees are prohibited from engaging in any other employment during the period of their employment with us. The employment contracts with officers and managers are subject to renewal every three years and the employment contracts with other employees are subject to renewal every year.

In addition, we enter into standard confidentiality agreements with all of our employees including officers and managers that prohibit any employee from disclosing confidential information obtained during their employment with us. Furthermore, the confidentiality agreements include a covenant that prohibits all employees from engaging in any activities that compete with our business within three years after the period of their employment with us.

None of our employees is a member of a labor union and we consider our relationship with our employees to be good.

Intellectual Property

To protect our brand and other intellectual property, we rely on a combination of trademark and trade secret laws as well as confidentiality agreements with our employees, sales agents, contractors and others.

We do not hold any patents or copyrights and cannot be certain that our efforts to protect our intellectual property rights will be adequate or that third parties will not infringe or misappropriate these rights.

Legal Proceedings

We are currently not a party to any material legal proceeding. From time to time, however, we may be subject to various claims and legal actions arising in the ordinary course of business.

Regulation

Advertising regulation comprises laws and rules defining the ways in which products can be advertised in a particular region. Rules can define a wide number of different aspects, such as placement, timing, and content. In the United States, false advertising and health-related ads are regulated the most. Many communities have their own rules, particularly for outdoor advertising.

Self Regulation Practices - Code of Advertising Practices in Digital Media

We are committed to delivering our advertiser's message to the consumer. This role in the arena of public discourse requires both a defense of free speech and sensitivity to contemporary standards and concerns. Qwick Media recognizes the need to balance these demands and therefore adheres to the following code of advertising practices:

  Establish exclusionary zones which prohibit advertisements of all products illegal for sale to minors that are intended to be read from or within 1000 feet of established places of worship, primary and secondary schools or playgrounds.

  Continue to assert the right to reject creative content that is misleading, sexually explicit, overly suggestive, or in any way reflects upon the character, integrity, or standing of any organization or individual.

  Continue our traditional commitment at both the national and local levels to display public service messages for worthy community causes.

  Encourage diversity of advertised goods and services in all markets.

Advertising Content in General

Advertising laws and regulations set forth certain content requirements for advertisements in North America and China, which include prohibitions on, among other things, misleading content; superlative wording; in China, socially destabilizing content; or content involving obscenities, superstition, violence, discrimination or infringement of the public interest. Advertisements for anesthetic, psychotropic, toxic or radioactive drugs are also prohibited. The dissemination of tobacco advertisements via media is also prohibited as well as the display of tobacco advertisements in any waiting lounge, theatre, cinema, conference hall, stadium or other public area. There are also specific restrictions and requirements regarding advertisements that relate to matters such as patented products or processes, pharmaceuticals, medical instruments, agrochemicals, foodstuff, alcohol and cosmetics. In addition, all advertisements relating to pharmaceuticals, medical instruments, agrochemicals and veterinary pharmaceuticals advertised through radio, film, television, newspaper, magazine, out-of-home and other forms of media, together with any other advertisements which are subject to censorship by administrative authorities according to relevant laws and administrative regulations, and in China must be submitted to the relevant administrative authorities for content approval prior to dissemination. We do not believe that advertisements containing content subject to restriction or censorship comprise a material portion of the advertisements displayed on our Micro-broadcast network.

Particular to Business in China

We operate our business in China under a legal regime consisting of the State Council, which is the highest authority of the executive branch of the National People’s Congress, and several ministries and agencies under its authority including the State Administration for Industry and Commerce (“SAIC”).

China’s Advertising Law was promulgated in 1994. In addition, the State Council, SAIC and other ministries and agencies have issued regulations that regulate our business. The principal regulations governing foreign ownership in the advertising industry in China include the Catalogue for Guiding Foreign Investment in Industry (2004); and the Administrative Regulations on Foreign-invested Advertising Enterprises (2004).

These regulations require foreign entities that directly invest in the advertising industry to have at least three years of direct operations in the advertising industry outside of China. Since December 10, 2005, foreign investors have been permitted to directly own a 100% interest in advertising companies in China, but must also have at least three years of direct operations in the advertising industry outside of China. PRC laws and regulations do not permit the transfer of any approvals, licenses or permits, including business licenses containing a scope of business that permits engaging in the advertising industry. In the event we are permitted to acquire the equity interests of our variable interest entities under the rules allowing for complete foreign ownership, our variable interest entities would continue to hold the required advertising licenses consistent with current regulatory requirements.

Since we have not been involved in advertising outside of China for the required number of years, our planned domestic PRC operating subsidiaries are currently ineligible to apply for the required advertising services licenses in China.

Our planned advertising business is currently mainly provided through our contractual arrangements with our indirect affiliated entities in China, including Companion Sino-net Technology Development (Beijing) Co., Ltd. We hold a series of contractual arrangements with our PRC operating affiliates and their respective subsidiaries and shareholders under which we are able to exert effective control over our PRC operating affiliates and their respective subsidiaries; a substantial portion of the economic benefits of our PRC operating affiliates and their respective subsidiaries are transferred to us; and we have an exclusive option to purchase all of the equity interests in our PRC operating affiliates in each case when and to the extent permitted by PRC law. See “Corporate Structure” and “Related Party Transactions.”

Regulation of Advertising Services in China

The principal regulations governing advertising businesses in China include: the Advertising Law (1994); the Advertising Administrative Regulations (1987); and the Implementing Rules for the Advertising Administrative Regulations (2004). These regulations stipulate that companies that engage in advertising activities must obtain from the SAIC or its local branches a business license which specifically includes within its scope the operation of an advertising business. Companies conducting advertising activities without such a license may be subject to penalties, including fines, confiscation of advertising income and orders to cease advertising operations. The business license of an advertising company is valid for the duration of its existence, unless the license is suspended or revoked due to a violation of any relevant law or regulation. We do not expect to encounter any difficulties in maintaining our business licenses. Each of our variable interest entities, such as Companion Sino-net Technology Development (Beijing) Co., Ltd., has obtained or is in the process of obtaining such a business license from the local branches of the SAIC as required by existing PRC regulations.

Advertisers, advertising operators and advertising distributors are required by PRC advertising laws and regulations to ensure that the content of the advertisements they prepare or distribute are true and in full compliance with applicable law. In providing advertising services, advertising operators and advertising distributors must review the prescribed supporting documents provided by advertisers for advertisements and verify that the content of the advertisements comply with applicable PRC laws and regulations. In addition, prior to distributing advertisements for certain commodities which are subject to government censorship and approval, advertising distributors are obligated to ensure that such censorship has been performed and approval has been obtained. Violation of these regulations may result in penalties, including fines, confiscation of advertising income, orders to cease dissemination of the advertisements and orders to publish an advertisement correcting the misleading information. In circumstances involving serious violations, the SAIC or its local branches may revoke violators’ licenses or permits for advertising business operations. Furthermore, advertisers, advertising operators or advertising distributors may be subject to civil liability if they infringe on the legal rights and interests of third parties in the course of their advertising business.

Regulations on Foreign Exchange in China

Foreign exchange regulation in China is primarily governed by the following rules: the Foreign Currency Administration Rules (1996), as amended, or the Exchange Rules; and the Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996), or the Administration Rules.

Under the Exchange Rules, the RMB is convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions. Conversion of RMB for capital account items, such as direct investment, loan, security investment and repatriation of investment, however, is still subject to the approval of the SAFE.

Under the Administration Rules, foreign-invested enterprises may only buy, sell and/or remit foreign currencies at those banks authorized to conduct foreign exchange business after providing valid commercial documents and, in the case of capital account item transactions, obtaining approval from the SAFE. Capital investments by foreign-invested enterprises outside of China are also subject to limitations, including approval by the Ministry of Commerce, the SAFE and the State Development and Reform Commission.

Regulations on Dividend Distribution in China

The principal regulations governing dividend distributions of wholly foreign-owned companies include the Wholly Foreign-Owned Enterprise Law (1986), as amended; and the Wholly Foreign-Owned Enterprise Law Implementing Rules (1990), as amended. Under these regulations, wholly foreign-owned companies in the PRC may pay dividends only out of their accumulated profits as determined in accordance with PRC accounting standards. In addition, these wholly foreign-owned companies are required to set aside at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds, until the accumulative amount of such fund reaches 50% of its registered capital. At the discretion of these wholly foreign-owned companies, they may allocate a portion of their after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends.

North American Regulation

Particular to Business in the United States

Over the past decade, federal and state governments have passed advertising laws that protect consumer privacy and ensure fair and truthful advertising practices online. The Federal Trade Commission Act allows the Federal Trade Commission (the “FTC”) to act in the interest of all consumers to prevent deceptive and unfair acts or practices. In interpreting Section 5 of the Act, the Commission has determined that a representation, omission or practice is deceptive if it is likely to mislead consumers and affect consumers' behavior or decisions about the product or service. In addition, an act or practice is unfair if the injury it causes, or is likely to cause, is substantial, not outweighed by other benefits and not reasonably avoidable.

The FTC Act prohibits unfair or deceptive advertising in any medium. That is, advertising must tell the truth and not mislead consumers. A claim can be misleading if relevant information is left out or if the claim implies something that's not true. Sellers are responsible for claims they make about their products and services. Third parties - such as advertising agencies also may be liable for making or disseminating deceptive representations if they participate in the preparation or distribution of the advertising, or know about the deceptive claims. Advertising agencies or website designers are responsible for reviewing the information used to substantiate ad claims. They may not simply rely on an advertiser's assurance that the claims are substantiated. In determining whether an ad agency should be held liable, the FTC looks at the extent of the agency's participation in the preparation of the challenged ad, and whether the agency knew or should have known that the ad included false or deceptive claims.

Billboards are the most common example of commercial speech that can be regulated at the local or state level. Additionally, many of the newer out-of-home advertising methods, such as video displays, are also within a city or state’s jurisdiction.

We currently do not operate any significant outdoor advertising business, but may in the future do so with interactive outdoor window displays. The outdoor advertising industry in the United States is subject to governmental regulation at the federal, state and local levels. These regulations may include, among others, restrictions on the construction, repair, maintenance, lighting, upgrading, height, size, spacing and location of and, in some instances, content of advertising copy being displayed on outdoor advertising structures. In addition, the outdoor advertising industry outside of the United States is subject to certain foreign governmental regulation.

Domestically, in recent years, outdoor advertising has become the subject of targeted state and municipal taxes and fees. These laws may affect prevailing competitive conditions in our markets in a variety of ways. Such laws may reduce our expansion opportunities, or may increase or reduce competitive pressure from other members of the outdoor advertising industry. No assurance can be given that existing or future laws or regulations, and the enforcement thereof, will not materially and adversely affect the outdoor advertising industry. However, we contest laws and regulations that we believe unlawfully restrict our constitutional or other legal rights and may adversely impact the growth of our outdoor advertising business.

Federal law, principally the Highway Beautification Act of 1965 (the “HBA”), regulates outdoor advertising on Federal — Aid Primary, Interstate and National Highway Systems roads. The HBA requires states to “effectively control” outdoor advertising along these roads, and mandates a state compliance program and state standards regarding size, spacing and lighting. The HBA requires any state or political subdivision that compels the removal of a lawful billboard along a Federal — Aid Primary or Interstate highway to pay just compensation to the billboard owner.

All states have passed billboard control statutes and regulations at least as restrictive as the federal requirements, including laws requiring the removal of illegal signs at the owner’s expense (and without compensation from the state). Although we believe that the number of our billboards that may be subject to removal as illegal is immaterial, and no state in which we operate has banned billboards entirely, from time to time governments have required us to remove signs and billboards legally erected in accordance with federal, state and local permit requirements and laws. Municipal and county governments generally also have sign controls as part of their zoning laws and building codes.

Using federal funding for transportation enhancement programs, state governments have purchased and removed billboards for beautification, and may do so again in the future. Under the power of eminent domain, state or municipal governments have laid claim to property and forced the removal of billboards. Under a concept called amortization by which a governmental body asserts that a billboard operator has earned compensation by continued operation over time, local governments have attempted to force removal of legal but nonconforming billboards (i.e., billboards that conformed with applicable zoning regulations when built but which do not conform to current zoning regulations). Although the legality of amortization is questionable, it has been upheld in some instances. Often, municipal and county governments also have sign controls as part of their zoning laws, with some local governments prohibiting construction of new billboards or allowing new construction only to replace existing structures.

We may introduce deployment of digital billboards that display static digital advertising copy from various advertisers that change every 10 to 15 seconds. We have encountered some existing regulations that restrict or prohibit these types of digital displays but it has not yet materially impacted our digital deployment. Since digital billboards have only recently been developed and introduced into the market on a large scale, however, existing regulations that currently do not apply to them by their terms could be revised to impose greater restrictions. These regulations may impose greater restrictions on digital billboards due to alleged concerns over aesthetics or driver safety.

In addition, due to their recent development, relatively few large scale studies have been conducted regarding driver safety issues, if any, related to digital billboards. The U.S. Department of Transportation Federal Highway Administration is currently conducting a study on whether the presence of digital billboards along roadways is associated with a reduction of driver safety for the public. If the results of this study include adverse findings, it may result in regulations at the federal or state level that impose greater restrictions on digital billboards. For accounting purposes, the Share Exchange was treated as a common control transaction at historical values in a manner similar to the pooling of interests method since the chief executive officer and controlling shareholder of our company is also the chief executive officer, director and controlling shareholder of Qeyos Ad Systems Inc.

Plan of Operation

Our business model is predicated upon establishing Micro-broadcast networks for large chain retailers and institutions that sponsor their networks by paying for the cost of connectivity and/or paying for or leasing hardware, systems, and customized software development comprising such network. As such we require working capital to fund maintenance of a sufficient amount of inventories of hardware comprising our interactive kiosks and digital screens that are largely produced on a just in time basis, depending on the scope and size of our future Micro-broadcast network deployments. Our practice is to require advance deposits of up to fifty percent (50%) of purchase orders received from Micro-broadcast sponsors.

Additional financing will be required. We have not generated any revenues from our planned operations to date. As of April 30, 2010, we had accumulated $496,225 in losses since inception. We require approximately $2,000,000 per year to maintain operations at their current level, to fund the costs attributed to wages, rents, general and administrative expenses.

C.	Organizational Structure

On July 7, 2009, we merged with and into our wholly-owned subsidiary, Tuscany Minerals Ltd., a Wyoming company, with the surviving company being Tuscany Minerals Ltd., the Wyoming company. As a result of this transaction, we re-domiciled from the State of Washington to the State of Wyoming. Our bylaws were amended in accordance with the Wyoming Business Corporation Act. A majority of our shareholders approved the merger at our annual and special meeting held on July 2, 2009.

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

On January 28, 2011, we completed the acquisition of Qeyos and, as a result, Qeyos is now a wholly-owned subsidiary of our company.

The following chart shows our current corporate structure:

D.	Property, Plant and Equipment

Our principal executive offices are located at Suite 780 – 333 Seymour Street, Vancouver, British Columbia, Canada V6B 5A6. Our principal operating headquarters are located in Burnaby, British Columbia, where we lease approximately 3,000 square meters of office and warehouse space. Our branch offices lease approximately 908 square meters of office space in three other locations, including Vancouver, British Columbia and Beijing, Shenzhen and Wuxi, China.

ITEM 4A	Unresolved Staff Comments

On December 30, 2010, we received a letter from the Securities and Exchange Commission requesting that we file and amendment to our annual report on Form 20-F for the fiscal year ended December 31, 2009 to include audited statements of operations and statements of cash flows for the fiscal year ended December 31, 2007. We filed this amendment on January 7, 2011, however, we have not yet received confirmation from the Securities and Exchange Commission that they will have no further comments on our Form 20-F for the year ended December 31, 2009.

ITEM 5	Operating and Financial Review and Prospects

The information in this section is presented in accordance with United States generally accepted accounting principles.

A.	Operating Results

The following summary should be read in conjunction with our audited financial statements for the years ended December 31, 2009, 2008 and 2007, which are included in amendment number one to our annual report on Form 20-F for the year ended December 31, 2009, as filed with the Securities and Exchange Commission on January 7, 2011, and our unaudited interim financial statements for the nine month periods ended September 30, 2010 and 2009, which were filed on a Form 6-K with the Securities and Exchange Commission on November 29, 2010.

	Nine Months Ended Sept. 30, 2010 (unaudited)	Nine Months Ended Sept. 30, 2009 (unaudited)	Year Ended December 31, 2009 (audited)	Year Ended December 31, 2008 (audited)	Year Ended December 31, 2007 (audited)
Expenses
Filing and stock transfer fees	$ 838	$ 7,249	$ 8,088	$ 2,801	1,258
Interest	17,961	29,309	34,311	31,045	27,743
Management fees	41,485	40,796	55,657	15,287	9,000
Office and sundry	2,048	3,447	3,968	645	2,388
Professional fees	60,241	93,884	106,444	54,634	33,802
Loss on debt settlement foreign exchange	-	18,456	18,456	-	-
Total expenses	122,573	193,141	226,924	104,412	74,191
Net Loss	122,573	193,141	(226,924)	(104,412)	(74,191)

Revenue

We are a development stage company and have not generated any revenues from our business operations since inception. Our company does not currently own any property interests.

Expenses

Nine Months Ended September 30, 2010 Compared to Nine Months Ended September 30, 2009

During the nine months ended September 30, 2010, we incurred expenses of $122,573 compared to $193,141 during the nine months ended September 30, 2009. The decrease in expenses during the nine months ended September 30, 2010 was primarily due to a decrease in professional fees from $93,884 during the nine months ended September 30, 2009 to $60,241 during the nine months ended September 30, 2010, an increase in management fees from $40,796 during the nine months ended September 30, 2009 to $41,485 during the nine months ended September 30, 2010, a decrease in filing and stock transfer fees from $7,249 during the nine months ended September 30, 2009 to $838 during the nine months ended September 30, 2010, a decrease in interest from $29,309 during the nine months ended September 30, 2009 to $17,961 during the nine months ended September 30, 2010.

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

B.	Liquidity and Capital Resources

Our financial position as at September 30, 2010, December 31, 2009 and December 31, 2008 and the changes for the years then ended are as follows:

Working Capital

	As at September 30, 2010 (unaudited)	As at December 31, 2009 (audited)	As at December 31, 2008 (audited)
Current Assets	$ 1,486	$ 1,433	$ 659
Current Liabilities	419,656	297,030	650,962
Working Capital (Deficiency)	$ (418,170)	$ (295,597)	$ (650,303)

Our working capital deficiency increased from ($295,597) at December 31, 2009 to ($415,453) at September 30, 2010 as a result of a decrease in accounts payable and accrued liabilities, an increase in notes and accrued interest and an increase in promissory note and accrued interest payable.

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

Cash Flows

	Nine Months Ended Sept. 30, 2010 (unaudited)	Nine Months Ended Sept. 30, 2009 (unaudited)	Year Ended December 31, 2009 (audited)	Year Ended December 31, 2008 (audited)	Year Ended December 31, 2007 (audited)
Net cash used in Operating Activities	$ 108,488	$ 144,132	(166,466)	$ (56,022)	$ (37,955)
Net cash provided in Financing Activities	108,541	152,473	167,240	55,447	38,793
Increase (decrease) in Cash during the Year	$ 53	$ 8,341	774	$ (575)	$ 838
Cash, Beginning of Year	1,433	659	659	1,234	396
Cash, End of Year	$ 1,486	$ 9,000	1,433	$ 659	$ 1,234

Operating activities used cash of $108,480 during the nine months ended September 30, 2010 as compared to $144,132 during the nine months ended September 30, 2009. The decrease was primarily due to decreased filing and stock transfer fees, interest fees and professional fees.

During the year ended December 31, 2009, our net cash used in operating activities increased due to an increased net loss for the year as compared to the year ended December 31, 2008. During the year ended December 31, 2009, our net cash from financing activities increased over the prior period ended December 31, 2008 due to funds provided from notes payable that were issued to related parties.

Anticipated Cash Requirements

We anticipate that we will incur the following expenses over the next twelve months:

1.	$100,000 in connection with locating, evaluating and negotiating potential business opportunities;

2.	$1,900,000 for operating expenses; and

3.	$63,000 for management, advisory and administrative costs payable pursuant to the terms of the consulting agreement with CHM Financial Services Inc.

We require a minimum of approximately $2,000,000 to proceed with our plan of operation over the next twelve months, exclusive of any acquisition or development costs. This amount may also increase if we are required to carry out due diligence investigations in regards to any prospective investment or business opportunity or if the costs of negotiating the applicable transaction are greater than anticipated. We have sufficient working capital to enable us to carry out our stated plan of expanding operation over the next twelve months. In addition, we plan to complete private placement sales of our common stock in order to raise the funds necessary to pursue our plan of operation and to fund our working capital deficit in order to enable us to carry out expansion of our operation. We are currently in negotiation for the completion of a further $500,000 in private placement financings but there is no assurance that we will be successful in completing any private placement financings.

There can be no assurance that additional financing will be available when needed or, if available, on commercially reasonable terms. If we are not able to obtain additional financing on a timely basis, we may not be able to meet our expansion plans.

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

As we have just implemented a new business plan, we do not currently know of any trends that would be material to our operations.

E.	Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

F.	Contractual Obligations

We do not have any contractual obligations.

ITEM 6	Directors, Senior Management and Employees

A.	Directors and Senior Management

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

Name	Position Held	Age	Date First Elected or Appointed
Ross J. Tocher	President, Chief Executive Officer and Director	49	September 10, 2008, January 28, 2011 (1)
J. Stephen Barley (2)	Secretary, Treasurer and Director	54	October 5, 2000
Barb Welsh	Director	58	January 28, 2011
Brian Petersen	Director	44	January 28, 2011
Kevin R. Kortje	Chief Financial Officer	53	January 28, 2011
Gregory G. Dureault	Senior Vice President and General Counsel	50	January 28, 2011
Alan Husejnagic	Vice President of Operations	35	January 28, 2011

Steve Owst	Vice President of Sales	50	January 28, 2011
Scott Lupien	Vice President of Asian Operations	44	January 28, 2011

(1)	Mr. Tocher has served as our president and chief executive officer since September 10, 2008. He has served as a director since January 28, 2011.

(2)

Mr. Barley served as our president and chief executive officer from October 5, 2000 until September 10, 2008 when he resigned as president and chief executive officer and Mr. Tocher was appointed to those positions. He served as Chief Financial Officer until January 28, 2011, when Mr. Kortje was appointed to this position.

Ross J. Tocher

Mr. Tocher has held the positions of President and Chief Executive Officer since he was appointed on September 10, 2008. Mr. Tocher has over 30 years of experience managing investment strategies for a variety of family holding companies with interests in different industries. He was one of the founders of British Columbia based Pan-Canadian Mortgage Group Inc., specializing in commercial mortgage investment, and a co-founder of British Columbia based Gateway Casinos Ltd. Mr. Tocher was a trustee of the Gateway Casino Income Fund, Gateway Trust and director of Gateway G.P. Prior to January 2001, he was the President of Marsonn Packaging Ltd., a company specializing in the repackaging of foods. He co-founded Brew King Ltd., a British Columbia company, and manufacturer of commercial and consumer wine-making concentrates that achieved worldwide sales as the largest non-commercial wine producer in North America before being sold, in 1997, to Andres Wines Ltd. Previously, Mr. Tocher was also a senior executive with the Tocher family business. Since 1998, he has gained experience as a director of several private equity companies, including British Columbia based Trian Equities Ltd., and he has been the President of Knight Ventures, Ltd., an investment company.

J. Stephen Barley

Mr. Barley has held the positions of Secretary, Treasurer and director of our company since October 5, 2000 and resigned as President and Chief Executive Officer on September 10, 2008 and as Chief Financial Officer on January 28, 2011. Mr. Barley received his Bachelor of Commerce degree from the Mount Allison University in New Brunswick, Canada in 1979. He received his law degree from Dalhousie University in Nova Scotia, Canada in 1982. Mr. Barley became a member of the Alberta bar in July 1983 and a member of the British Columbia bar in 1984. In British Columbia, Mr. Barley practiced as a lawyer with Casey & O’Neill and successor firms from 1984 to 1991. Mr. Barley practiced as a lawyer with J. Stephen Barley Personal Law Corporation from 1992 to 1997. Mr. Barley specialized in the areas of corporate and securities law during the time of his private practice as a lawyer with Casey & O’Neill and J. Stephen Barley Personal Law Corporation. Mr. Barley’s clients included a number of publicly traded companies involved in the technology sector. Mr. Barley has been involved as a corporate finance consultant and as a director and investor in several private and public business ventures since 1997. Mr. Barley is a member in good standing of the Law Society of British Columbia and the Law Society of Alberta.

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

Barb Welsh

Ms. Welsh is the President and founder of Welsh Sales Solutions Ltd., which she founded in 2002. Ms. Welsh has a marketing background and was successful radio sales person in Canada for over 25 years. From 1971-78 she rose to the top as Senior Account Manager at The Pattison Group, and from 1978-87 as Senior Account Manager at The Rogers Group. Ms. Welsh achieved top sales person at Western International Communications Ltd. (WIC) (now Corus Entertainment Inc.) during 1987-2002 where she sold advertising for CKNW, CFMI (Rock101), CFOX, and CKLG along with selling the play by play for the Vancouver Canucks, BC Lions, and the Vancouver Grizzlies. After selling traditional media for her entire career Ms. Welsh decided to venture into new media and founded Welsh Sales Solutions Ltd., which focuses on new media and the out-of-home video industry. Welsh Sales Solutions Ltd. has become a leader in its emerging industry and the company’s main focus is to provide revenue for video screens and has had exclusive contracts for many of the most successful out-of-home video networks in Canada and the US.

Brian Petersen

Brian spent 16 years with RBC Capital Markets in Toronto, Calgary and Houston where he was involved in all facets of the financing industry gaining significant experience in initial public offerings, public and private equity, public and private debt, trust unit financings and merger & acquisition transactions. Brian has advised on over $20 billion of M&A assignments and nearly $20 billion of equity and fixed income financings, including over $6 billion of income trust IPOs in Canada and the US.

Brian joined RBC Capital Markets in 1989 after completing a Bachelor of Commerce in Finance at the University of British Columbia. Brian Petersen was responsible for the Income Trust Group which works with all industry groups in the origination and execution of equity and merger and acquisitions (M&A) mandates in the Income Trust and Royalty Trust sector. The group also provided coverage support for accounts in the income trust sector. Clients included Pengrowth Energy Trust, Bell Nordiq Income Fund, Keyspan Facilities Income Fund and NAL Oil and Gas Trust. Brian is a member of RBC Capital Markets' New Names Committee. Brian has had extensive experience in investment banking with RBC Capital Markets in Calgary from 1991 to 1999 and in Houston from 1999 to 2002. He has provided advice to corporations in Canada and the U.S. regarding M&A assignments, debt and equity financing, including an integral role in the Income Trust sector where he has been involved in over $11 billion of equity offerings since 1993. He has been active in the structuring and marketing of many IPO's in the sector. Between 2005 and 2010 Brian Petersen provided his investment banking expertise to Toronto’s Sprott Securities Inc. and he founded and sold to Versant Partners Inc. his interests in a Calgary-based boutique banking firm Petersen Capital Corp.

At the beginning of 2011, Brian is the recently announced Managing Director - Head of Energy for the investment banking team at Toronto based Stonecap Securities Inc. He is a Chartered Financial Analyst and a member of the Association for Investment Management and Research. He is also a board member of the Canadian Association of Income Funds (CAIF).

Kevin Kortje

Mr. Kortje was appointed as our chief financial officer on January 28, 2011. Mr. Kortje is a Chartered Accountant with over 25 years accounting, taxation and software development experience. As an entrepreneur, he has been involved in the development of many unique software applications in sports, gaming, lotteries, accounting, payroll, stock market analysis, securities portfolio management, financial services and enterprise management. He has extensive experience with electronic payment processing technologies, and has recently been successful in pioneering the launch of a payroll cash card program as an alternative to paper cheque payments for employees of businesses in the temporary labor industry. Since 2002, Mr. Kortje has been the President and founder of Middle Earth Technologies Ltd.

Gregory G. Dureault

Mr. Dureault holds Bachelor’s Degrees in Economics and Law from the University of Saskatchewan earned in 1984 and has been a Member of the law Society of British Columbia since June 14, 1985. Mr. Dureault has experience as an international corporate and North American securities lawyer. In addition to his legal experience, Mr. Dureault was founder and president of IBC Investments Limited from 1995 to 2001 with former Canadian federal finance Minister the Honorable Mr. Otto Jelinek, who was a co-director of IBC Investments Limited between 1995 and 2000 based out of Prague, Czech Republic. IBC was involved in the business of acquiring and licensing certain U.S. Patents, each entitled "Methods and Apparatus For Playing Bingo Over A Wide Geographic Area" and registered in the U.S. including No. 5,351,970 issued October 24, 1994, No. 5,569,083 issued October 29, 1996, and No. 5,857,911 issued January 12, 1999, and developing tracking software and related technology underlying such patented know-how that was offered to the government lottery industry. At IBC Investments, Mr. Dureault gained experience in the deployment of television lottery game show content and pattern recognition lottery technologies, Web content and point of sales delivery programs over closed intranet systems that are similar to those offered by the interactive technologies of the Company.

Alan Husejnagic

Mr. Husejnagic is an accomplished professional in the fields of Broadcasting, Marketing and Management. His primary role with the Company is to implement operational strategies for deployment of interactive Kiosks, portable marketing, content production and media distribution. In 2007-08 Mr. Husejnagic specialized in television production as an executive producer of a weekly sports series on The Score Television Network. From 2001-present, Mr. Husejnagic co-founded a number of successful E-commerce ventures, most notably Vancouver Media Group Inc., an agency for advanced digital marketing applications. Mr. Husejnagic holds BSc. Degrees in Chemistry and Psychology from University of British Columbia (1998). He joined Qeyos Ad Systems Inc. as Chief Operating Officer at inception in January 2009.

Steve Owst

Mr. Owst holds a U.K. Royal Air Force Bachelors degree in Aerospace Engineering, and has since become a leader in the creation and support of innovative interactive TV applications for Cable Operators across North America. Mr. Owst has over 25 years experience in the high-technology and telecom sectors. From January 2005 to December 2006 he was employed as a Senior Manager with Telus Corporation, one of Canada's largest telecom companies. From May 2003 to January 2005 he was the Chief Technical Officer (CTO) of Alternet Systems Inc. From January 2000 to May 2003 he was employed as an account manager for Nokia, Canada. He joined Qeyos Ad Systems Inc. as Chief Technology Officer at inception in January 2009.

Scott Lupien

Our Vice President of Asian operations in Beijing has been CEO of Companion Sino-net Technology Development (Beijing) Co., Ltd. since 2008 and has eight years of business experience in Asia, six of which are in China. He reads and writes Chinese fluently and brings 15 years of executive leadership to the company. Mr. Lupien has an Economics degree from U.C. Berkeley and spent 14 years running sales and business development for investment information companies in the U.S.A.

Mr. Lupien was a founder of SAM Group International. His background is in security markets, sales of financial services and in real estate development and investing. He moved to Beijing in April 2004 to develop senior housing projects and formed Silver Age International Ltd. in 2005 for this purpose, which has developed one facility in Xiao

Tang Shan, Beijing. In addition to forming SAM Group, Mr. Lupien has formed an international trading company, Cazador Internacional Ltd., which specializes in exporting building materials to the States.

Starting as a stock broker for MJT, Inc. in 1991, Mr. Lupien moved into sales of information services for Bridge Information Systems, Inc. He later became VP of West Coast Sales for OptiMark Technologies, Inc., which sold securities trading technology to financial institutions, and VP of Business Development for Risk Management Solutions, Inc., which sold trading and risk management systems to energy trading firms. Since 2000 Mr. Lupien has been an investor and developer of real estate in the western United States. He holds a bachelor’s degree in Economics from The University of California at Berkeley and speaks Mandarin, Spanish, Korean and English.

Relationships

There are no family relationships between any of the directors or executive officers of our company.

There are no arrangements or understandings between any of the directors and/or executive officers and any other person pursuant to which that director and/or executive officer was selected.

B.	Compensation

Executive Compensation

The following table sets forth all compensation received during the two years ended December 31, 2009 and December 31, 2008 by our chief executive officer, chief financial officer and each of the other most highly compensated executive officers whose total compensation exceeded $100,000 in such fiscal year.

SUMMARY COMPENSATION TABLE
Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensa tion ($)	Total ($)
J. Stephen Barley Secretary, Treasurer and Director(1)(2)	2009 2008	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	55,657(4) 15,287(4)	55,657(4) 15,287(4)
Ross J. Tocher President and Chief Executive Officer and Director (3)	2009 2008	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil
Kevin Kortje Chief Financial Officer(5)	2009 2008	N/A N/A	N/A N/A	N/A N/A	N/A N/A	N/A N/A	N/A N/A	N/A N/A	N/A N/A
Barb Welsh Director(6)	2009 2008	N/A N/A	N/A N/A	N/A N/A	N/A N/A	N/A N/A	N/A N/A	N/A N/A	N/A N/A
Brian Petersen Director(6)	2009 2008	N/A N/A	N/A N/A	N/A N/A	N/A N/A	N/A N/A	N/A N/A	N/A N/A	N/A N/A
Gregory G. Dureault Senior Vice President and General Counsel(6)	2009 2008	N/A N/A	N/A N/A	N/A N/A	N/A N/A	N/A N/A	N/A N/A	N/A N/A	N/A N/A
Alan Husejnagic Vice President of Operations(6)	2009 2008	N/A N/A	N/A N/A	N/A N/A	N/A N/A	N/A N/A	N/A N/A	N/A N/A	N/A N/A

Steve Owst Vice President of Sales(6)	2009 2008	N/A N/A	N/A N/A	N/A N/A	N/A N/A	N/A N/A	N/A N/A	N/A N/A	N/A N/A
Scott Lupien Vice President of Asian Operations(6)	2009 2008	N/A N/A	N/A N/A	N/A N/A	N/A N/A	N/A N/A	N/A N/A	N/A N/A	N/A N/A

(1)

Mr. Barley was appointed president, chief executive officer, chief financial officer, secretary, treasurer and director of our company on October 5, 2000. He resigned as president and chief executive officer on September 10, 2008 and as chief financial officer on January 28, 2011.

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

(3)	Mr. Tocher was appointed as our president and chief executive officer effective September 10, 2008.

(4)	Representing consulting fees of $5,019 (CDN$5,250) per month, payable in Canadian dollars, to CHM Financial Services Inc., a company wholly-owned by Mr. Barley.

(5)	Mr. Kortje was appointed as our chief financial officer effective January 28, 2011.

(6)	Ms. Welsh and Mr. Petersen were appointed as directors and Mr. Dureault, Mr. Husejnagic, Mr. Owst and Mr. Lupien were appointed officers each effective January 28, 2011.

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

Option Exercises and Stock Vested

As of the end of our fiscal year ended December 31, 2009, we had no form of an incentive stock option plan.

New Long-Term Incentive Plan

Our company did not have a prior long-term incentive plan in favor of any director, officer, consultant or employee of our company. In connection with the completion of the acquisition of Qeyos, on January 28, 2011, our board of directors adopted the 2011 Stock Option Plan (the “Plan”), providing for the issuance of up to 6,620,230 shares of our common stock to the officers, directors, employees and consultants of our company and our subsidiaries. Pursuant to the Plan, the Company granted options to purchase an aggregate of 2,400,000 shares of common stock at $0.20 per share to our newly appointed directors and officers that held options to purchase ordinary shares of Qeyos.

The principal terms and conditions of the stock options granted under the Plan are that vesting of the options will occur in three stages: (1) 50% on the date of grant; (2) 25% on January 1, 2012; and (3) 25% on January 1, 2013. The options granted are exercisable at $0.20 per share. Furthermore, the stock options granted under the Plan are generally non transferable other than to a legal or beneficial holder of the options upon the option holder’s death. The rights to vested but unexercised options cease to be effective on the earlier of: (1) 18 months after death of the stock options holder; (2) 6 months after a change of control of our company; (3) 12 months after loss of office due to health related incapacity or redundancy; or (4) 12 months after the retirement of the options holder from a position with us.

The following table sets out particulars of stock options we have granted as of January 28, 2011:

Name	Stock Options Granted	Exercise Price	Expiry Date
Ross J. Tocher Director and Chief Executive Officer	300,000	$0.20	December 29, 2015
Barb Welsh Director	300,000	$0.20	December 29, 2015
Brian Petersen Director	300,000	$0.20	December 29, 2015
Kevin R. Kortje Chief Financial Officer	300,000	$0.20	December 29, 2015
Gregory G. Dureault Senior Vice President and General Counsel	300,000	$0.20	December 29, 2015
Alan Husejnagic Vice President of Operations	300,000	$0.20	December 29, 2015
Steve Owst Vice President of Sales	200,000	$0.20	December 29, 2015
Scott Lupien Vice President of Asian Operations	400,000	$0.20	December 29, 2015

Pension and Retirement Plans

Currently, we do not offer any annuity, pension or retirement benefits to be paid to any of our officers, directors or employees, in the event of retirement.

C.	Board Practices

Our directors are re-elected and our officers are re-appointed at the annual general meeting of our shareholders. The last annual general meeting was held on July 2, 2009 and each of our current directors and officers will continue to hold his respective office until his successor is elected or appointed, unless his office is earlier vacated under any of the relevant provisions of our Articles or of the Cayman Island’s Companies Law (Revised) statute.

There are no service contracts between our company and any of our officers, directors or employees providing for benefits upon termination of employment.

As of the date of this shell company report, our entire board functions as our audit committee. The audit committee reviews and approves the scope of the audit procedures employed by our independent auditors, reviews the results of the auditor’s examination, the scope of audits. The audit committee also recommends the selection of independent auditors.

This shell company report does not include an attestation report of our company’s independent registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our company’s independent registered public accounting firm pursuant to temporary rules of the SEC that permit our company to provide only management’s report in this shell company report.

D.	Employees

Our company is currently operated by Ross Tocher as our president and chief executive officer, J. Stephen Barley as our secretary, treasurer and director and Kevin Kortje as our chief financial officer. We anticipate that we will be conducting most of our business through agreements with consultants and third parties. None of Messrs. Tocher, Barley or Kortje has an employment agreement with us.

E.	Share Ownership

As of January 28, 2011, after giving effect to the closing of the share exchange with Qeyos, the debt settlement agreement with R. J. Tocher Holdings Ltd. and the concurrent private placement, there were 66,739,541 common shares of our company issued and outstanding. Of the shares issued and outstanding on that date, our directors and officers owned the following common shares:

Name and Address of Beneficial Owner	Position Held With the Company	Amount and Nature of Beneficial Ownership	Percentage of Class(1)
Ross J. Tocher 780-333 Seymour Street Vancouver, BC V6B 5A6	President and Chief Executive Officer	29,387,995	44.03%
J. Stephen Barley 780-333 Seymour Street Vancouver, BC V6B 5A6	Secretary, Treasurer and Director	25,000	0.37%
Kevin Kortje 780-333 Seymour Street Vancouver, BC V6B 5A6	Chief Financial Officer	300,000(2)	0.45%
Barb Welsh 780-333 Seymour Street Vancouver, BC V6B 5A6	Director	300,000(2)	0.45%

Brian Petersen 780-333 Seymour Street Vancouver, BC V6B 5A6	Director	300,000(2)	0.45%
Directors and Executive Officers as a Group (five persons)		30,487,995	45.75%

(1)	Percentage based on 66,739,541 shares of common stock outstanding on January 28, 2011.

(2)	Does not include options to acquire 300,000 common shares at an exercise price of $0.20 per share until December 29, 2015.

ITEM 7	Major Shareholders and Related Party Transactions

A.	Major Shareholders

As of January 28, 2011, there were 66,739,541 common shares of our company issued and outstanding, after giving effect to the share exchange with Qeyos, the debt settlement agreement with R. J. Tocher Holdings Ltd. and the concurrent private placement. The following table sets forth persons known to us to be the beneficial owner of more than five (5%) of our common shares as of January 28, 2011:

Name	Number of Common Shares Beneficially Owned	Percentage(1)
Ross J. Tocher(2) 780-333 Seymour Street Vancouver, BC V6B 5A6	29,387,895	44.03%

(1)

Based on 66,739,541 shares of common stock issued and outstanding as of January 28, 2011. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Except as otherwise indicated, we believe that the beneficial owners of the common stock listed above, based on information furnished by such owners, have sole investment and voting power with respect to such shares, subject to community property laws where applicable.

(2)	Including Mr. Tocher’s indirect holdings of common shares registered to R.J. Tocher Holdings Ltd. (Canada) and Concept Financial Inc. (Belize) and InTouch Digital Media Inc. (Barbados)

The voting rights of our major shareholder do not differ from the voting rights of holders of our company’s shares who are not major shareholders.

As of January 28, 2011, our 66,739,541 issued and outstanding common shares are held as follows:

Location	Number of Shares	Percentage of Shares	Number of Registered Shareholders of Record
Canada	27,296,166	40.90%	134
Bahamas*	600,000	0.90%	1
Barbados	8,259,486	12.38%	1
Belize	28,085,679	42.08%	6
United States	2,498,210	3.74%	1
Total	66,739,541	100%	143

* Less than 1%.

There are no arrangements known to us, the operation of which may at a subsequent date result in a change in the control of our company.

B.	Related Party Transactions

For the period beginning on January 1, 2007 until the present, we carried out a number of transactions with related parties in the normal course of business. These transactions were recorded at their exchange amount, which is the amount of consideration established and agreed to by the related parties.

The following are related party transactions and amounts owing that are not otherwise disclosed elsewhere:

a)

We paid a management fee of $41,485 (2009 - $40,796) to a company controlled by a director for the nine months ended September 30, 2010. The management services were on a month to month basis at $750 per month until September 30, 2008. On November 1, 2008, we entered into an agreement with the same party in which we agreed to pay $5,000 plus applicable sales tax in Canadian dollars, per month for management services on a month to month basis.

b)

As of September 30, 2010, accounts payable of $120 (December 31, 2009 - $295) was owing to a director of our company and $5,440 (December 31, 2009 - $10,037) was owing to a company controlled by the same director.

c)	As of September 30, 2010, accounts payable of $1,611 (December 31, 2009 - $Nil) was owing to a company controlled by an officer of our company.

d)	Interest expensed by the Company relating to notes payable due to a company with a common director amounted to $Nil (2009 - $7,084) for the nine months ended September 30, 2010.

e)	Interest expensed by the Company relating to notes payable due to a company with a common officer amounted to $3,796 (2009 - $5,872) for the nine months ended September 30, 2010.

f)	We paid a management fee of $55,657 (2008 - $15,287; 2007 - $9,000) to a company controlled by our director for the year ended December 31, 2009.

g)

As of December 31, 2009, accounts payable of $295 (2008 - $27,934; 2007 - $27,438) was owing to our director and $10,037 (2008 - $51,750; 2007 - $45,000) was owing to a company controlled by the same director.

h)	Interest expensed relating to notes payable due to a company with a common director amounted to $5,327 (2008 - $6,868; 2007 - $5,309) for the year ended December 31, 2009.

i)	Interest expensed relating to notes payable due to a company with a common officer amounted to $6,100 ( 2008 - $304; 2007 - Nil) for the year ended December 31, 2009.

j)

On September 30, 2009, we entered into debt settlement agreements with holders of promissory notes and an assignment of debt pursuant to which 21,287,895 shares of our common stock were issued to companies with a common officer to settle debt totaling $319,318.

These transactions were in the normal course of operations.

ITEM 8	Financial Information

A. Financial Statements and Other Financial Information

Our financial statements are stated in U.S. dollars and are prepared in accordance with US GAAP. Financial statements included with this shell company report are listed below:

1.	Audited Annual Financial Statements for Qwick Media Inc. as at December 31, 2009 and 2008, and for the fiscal years ended December 31, 2009, 2008 and 2007:

	(a)	Independent Auditor’s Report of Morgan & Company dated April 26, 2010 on the Financial Statements as at December 31, 2009, 2008 and 2007;

	(b)	Balance Sheets at December 31, 2009 and 2008;

	(c)	Statements of Operations and Comprehensive Loss for the years ended December 31, 2009, 2008 and 2007, and for the period October 5, 2000 (Date of Inception) to December 31, 2009;

	(d)	Statements of Cash Flows for the years ended December 31, 2009, 2008 and 2007, and for the period October 5, 2000 (Date of Inception) to December 31, 2009;

	(e)	Statement of Shareholder’s Equity (Deficiency) from October 5, 2000 (Date of Inception) to December 31, 2009; and

	(f)	Notes to Financial Statements.

2.	Unaudited Interim Financial Statements for Qwick Media Inc. as at September 30, 2010 and for the three and nine month period ended September 30, 2010 and 2009:

	(a)	Balance Sheets as at September 30, 2010 and December 31, 2009;

	(b)	Statements of Operations for the three and nine month periods ended September 30, 2010 and 2009 and for the period October 5, 2000 (Date of Inception) to September 30, 2010;

	(c)	Statements of Cash Flows for the three and nine month periods ended September 30, 2010 and 2009 and for the period October 5, 2000 (Date of Inception) to September 30, 2010; and

	(d)	Notes to Financial Statements.

3.	Audited Annual Financial Statements for Qeyos Ad Systems Inc. as at April 30, 2010 and 2009 and for the fiscal periods ended April 30, 2010 and 2009:

	(a)	Report of Independent Registered Public Accounting Firm, Dale Matheson Carr-Hilton Labonte LLP, Chartered Accountants, dated August 23, 2010;

	(b)	Balance Sheets as at April 30, 2010 and 2009;

	(c)	Statements of Operations, Comprehensive Loss and Deficit for the periods ended April 30, 2010 and 2009, and the cumulative period from inception;

	(d)	Statements of Cash Flows for the periods ended April 30, 2010 and 2009, and the cumulative period from inception; and

	(e)	Notes to Financial Statements.

4.	Unaudited Pro Forma Financial Statements for Qwick Media Inc. showing the effect of our acquisition of Qeyos as at and for the nine month period ended September 30, 2010:

	(a)	Unaudited Pro Form Consolidated Balance Sheet as at September 30, 2010;

(b)	Unaudited Pro Forma Consolidated Statement of Operations for the nine months ended September 30, 2010;

(c)	Unaudited Pro Forma Consolidated Statements of Operations for the year ended December 31, 2009; and

(d)	Notes to the Unaudited Pro Forma Consolidated Financial Statements.

The audited financial statements for Qeyos and the unaudited pro forma financial statements can be found under Item 17 “Financial Statements”.

Legal Proceedings

There are no pending legal proceedings to which we are a party or of which any of our property is the subject. There are no legal proceedings to which any director, officer or affiliate of our company or any associate of any such director, officer or affiliate of our company is a party or has a material interest adverse to us.

Dividend Distributions

Holders of our common shares are entitled to receive such dividends as may be declared from time to time by our board, in its discretion, out of funds legally available for that purpose. We intend to retain future earnings, if any, for use in the operation and expansion of our business and do not intend to pay any cash dividends in the foreseeable future.

B. Significant Changes

Other than the closing of the share exchange agreement with Qeyos and the concurrent private placement, each as described under the heading “Item 4. Information on Qwick Media Inc. – History and Development of Qwick Media Inc. – Ceasing to be a Shell Company”, there have been no significant changes that have occurred since September 30, 2010.

ITEM 9	The Offer and Listing

A.	Offer and Listing Details

Our common shares are quoted on the OTC Bulletin Board under the trading symbol “TUSMF.OB”. Our shares have been quoted on the OTC Bulletin Board since October 2001; however, there have been no trades in our shares of common stock since January 1, 2003.

Our authorized capital consists of 400,000,000 common shares with a par value of $0.001 per share and 100,000,000 preferred shares with a par value of $0.001 per share. Our preferred shares may be issued in one or more series and our directors may fix the number of shares which is to comprise each series and the designation, rights, privileges, restrictions and conditions attaching to each series.

Holders of our common shares are entitled to vote at all meetings of shareholders, except meetings at which only holders of a specified class of shares are entitled to vote, receive any dividend declared by our company’s board of directors and, subject to the rights, privileges, restrictions and conditions attaching to any other class of shares, receive the remaining property of our company upon dissolution.

B.	Plan of Distribution

Not applicable.

C.	Markets

Since October 2001, our common shares have been quoted exclusively on the OTC Bulletin Board, however the shares have not traded since January 1, 2003.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10	Additional Information

A.	Share Capital

Holders of our common stock are entitled to one vote for each share on all matters submitted to a shareholder vote. Holders of common stock do not have cumulative voting rights. Therefore, holders of a majority of the shares of common stock voting for the election of directors can elect all of the directors. Our articles of association state that a quorum is satisfied by having the shareholders of at least one-third of our issued and outstanding common stock present in person or represented by a duly appointed proxy at a meeting of our shareholders. As such, quorum will be satisfied if holders of not less than one-third of our issued and outstanding common shares are present in person or represented by a duly appointed proxy at a meeting. A vote by the holders of a majority of our outstanding shares is required to effectuate certain fundamental corporate changes such as liquidation, merger or an amendment to our articles of incorporation.

Holders of common stock are entitled to share in all dividends that the board of directors, in its discretion, declares from legally available funds. In the event of a liquidation, dissolution or winding up, each outstanding share entitles its holder to participate pro rata in all assets that remain after payment of liabilities and after providing for each class of stock, if any, having preference over the common stock. Holders of our common stock have no conversion rights and there are no redemption provisions applicable to our common stock.

A summary of the changes to our share capital over the last three fiscal years to the date of this shell company report is as follows:

	Number of Common Shares	Amount of Capital
Balance as at December 31, 2007	12,538,000	$76,000
Balance as at December 31, 2008	12,538,000	$76,000
Balance as at December 31, 2009	51,313,366	$657,630
Issued in connection with acquisition of Qeyos	4,789,035	$957,807
Debt Settlement	637,140	$127,428
Issued in connection with private placement at $0.20 per share	10,000,000	$2,000,000
Balance as at January 28, 2011	66,739,541	$3,742,865

We have not issued any preferred shares.

B.	Memorandum and Articles of Association

The information required by this item is incorporated herein by reference from our prospectus filed on June 9, 2009.

C.	Material Contracts

The material contracts to which we are a party which were entered into during the last two years are as follows:

  Share Exchange Agreement dated as of January 28, 2011 between the Company and the shareholders of Qeyos Ad Systems Inc.
D.	Exchange Controls

There are no government laws, decrees or regulations in Canada which restrict the export or import of capital or which affect the remittance of dividends, interest or other payments to non-resident holders of our common shares. Any remittances of dividends to United States residents and to other non-residents are, however, subject to withholding tax. See “Taxation” below.

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

Documents concerning our company referred to in this shell company report may be viewed by appointment during normal business hours at our registered and records office at Suite 800 - 885 West Georgia Street, Vancouver, British Columbia, Canada, V6C 3H1.

I.	Subsidiary Information

Not applicable.

ITEM 11	Quantitative and Qualitative Disclosures About Market Risk

Not applicable.

ITEM 12	Description of Securities Other Than Equity Securities

Not applicable.

PART II

ITEM 13	Defaults, Dividend Arrearages and Delinquencies

Not applicable.

ITEM 14	Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

ITEM 15	Controls and Procedures

Not applicable.

ITEM 15T	Controls and Procedures

Not applicable.

ITEM 16	[Reserved]

ITEM 16A	Audit Committee Financial Expert

Not applicable.

ITEM 16B	Code of Ethics

Not applicable.

ITEM 16C	Principal Accountant Fees and Services

Not applicable.

ITEM 16D.	Exemption from the Listing Standards for Audit Committees

Not applicable.

ITEM 16E	Purchases of Equity Securities the Company and Affiliated Purchasers

Not applicable.

ITEM 16F	Change in Registrant’s Certifying Accountant

Not applicable.

ITEM 16G	Corporate Governance

Not applicable.

ITEM 17	Financial Statements

Financial Statements Filed as Part of this Report:

1.	Unaudited Interim Financial Statements for Qwick Media Inc. as at September 30, 2010 and for the three and nine month period ended September 30, 2010 and 2009:

	(a)	Balance Sheets as at September 30, 2010 and December 31, 2009;

	(b)	Statements of Operations for the three and nine month periods ended September 30, 2010 and 2009 and for the period October 5, 2000 (Date of Inception) to September 30, 2010;

	(c)	Statements of Cash Flows for the three and nine month periods ended September 30, 2010 and 2009 and for the period October 5, 2000 (Date of Inception) to September 30, 2010; and

	(d)	Notes to Financial Statements.

2.	Audited Annual Financial Statements for Qwick Media Inc. as at December 31, 2009 and 2008, and for the fiscal years ended December 31, 2009, 2008 and 2007:

	(a)	Independent Auditor’s Report of Morgan & Company dated April 26, 2010 on the Financial Statements as at December 31, 2009, 2008 and 2007;

	(b)	Balance Sheets at December 31, 2009 and 2008;

	(c)	Statements of Operations and Comprehensive Loss for the years ended December 31, 2009, 2008 and 2007, and for the period October 5, 2000 (Date of Inception) to December 31, 2009;

	(d)	Statements of Cash Flows for the years ended December 31, 2009, 2008 and 2007, and for the period October 5, 2000 (Date of Inception) to December 31, 2009;

	(e)	Statement of Shareholder’s Equity (Deficiency) from October 5, 2000 (Date of Inception) to December 31, 2009; and

	(f)	Notes to Financial Statements.

3.	Audited Annual Financial Statements for Qeyos Ad Systems Inc. as at April 30, 2010 and 2009 and for the fiscal years ended April 30, 2010 and 2009.

	(a)	Report of Independent Registered Public Accounting Firm, Dale Matheson Carr-Hilton Labonte LLP, Chartered Accountants, dated August 23, 2010;

	(b)	Balance Sheets as at April 30, 2010 and 2009;

	(c)	Statements of Operations, Comprehensive Loss and Deficit for the periods ended April 30, 2010 and 2009, and the cumulative period from inception;

	(d)	Statements of Cash Flows for the periods ended April 30, 2010 and 2009, and the cumulative period from inception; and

	(e)	Notes to Financial Statements.

4.	Unaudited Pro Forma Financial Statements showing the effect of our acquisition of Qeyos as at and for the nine month period ended September 30, 2010:

	(a)	Unaudited Pro Form Consolidated Balance Sheet as at September 30, 2010;

	(b)	Unaudited Pro Forma Consolidated Statement of Operations for the nine months ended September 30, 2010;

	(c)	Unaudited Pro Forma Consolidated Statements of Operations for the year ended December 31, 2009; and

	(d)	Notes to the Unaudited Pro Forma Consolidated Financial Statements.

QWICK MEDIA INC.
(Formerly TUSCANY MINERALS LTD.)
(An Exploration Stage Company)

INTERIM FINANCIAL STATEMENTS

NINE MONTHS ENDED SEPTEMBER 30, 2010 AND 2009
(Unaudited)
(Stated in U.S. Dollars)

QWICK MEDIA INC.
(Formerly TUSCANY MINERALS LTD.)
(An Exploration Stage Company)

BALANCE SHEETS
(Stated in U.S. Dollars)

	September 30,	December 31,
	2010	2009
	(Unaudited)	(Audited)
ASSETS
Current
Cash	$1,486	$1,433
LIABILITIES
Current
Accounts payable and accrued liabilities (Note 6)	$21,219	$25,191
Notes and accrued interest payable (Note 4)	127,428	14,995
Promissory note and accrued interest payable (Note 5 and 6)	271,009	256,844
	419,656	297,030
STOCKHOLDERS’ DEFICIENCY
Capital Stock (Note 7)	51,313	51,313
Additional Paid-in Capital	606,317	606,317
Deficit Accumulated During The Exploration Stage	(1,075,800)	(953,227)
	(418,170)	(295,597)

	$1,486	$1,433

The accompanying notes are an integral part of these financial statements.

QWICK MEDIA INC.
(Formerly TUSCANY MINERALS LTD.)
(An Exploration Stage Company)

STATEMENTS OF OPERATIONS
(Unaudited)
(Stated in U.S. Dollars)

					PERIOD FROM
					DATE OF
					INCEPTION
					OCTOBER 5
	THREE MONTHS ENDED		NINE MONTHS ENDED		2000 TO
	SEPTEMBER 30		SEPTEMBER 30		SEPTEMBER 30,
	2010	2009	2010	2009	2010

Expenses
Consulting fee	$-	$-	$-	$-	$3,193
Filing and stock transfer fees	488	760	838	7,249	17,017
Interest (Note 6)	6,717	10,961	17,961	29,309	212,190
Management fee (Note 6)	16,182	14,550	41,485	40,796	176,179
Mineral property exploration expenditure	-	-	-	-	8,500
Mineral property option payment	-	-	-	-	3,428
Office and sundry	2,643	(595)	2,048	3,447	12,538
Loss on debt settlement foreign exchange	-	18,456	-	18,456	18,456
Oil and gas property exploration expenditures	-	-	-	-	202,686
Professional fees	16,054	27,860	60,241	93,884	383,125
Travel and business development	-	-	-	-	38,488
	42,084	71,992	122,573	193,141	1,075,800

Net Loss For The Period	$(42,084)	$(71,992)	$(122,573)	$(193,141)	$(1,075,800)

Basic And Diluted Loss Per Common Share	$(0.00)	$(0.01)	$(0.00)	$(0.02)

Weighted Average Number Of Common Shares Outstanding	51,313,366	12,959,471	51,313,366	12,680,034

The accompanying notes are an integral part of these financial statements.

QWICK MEDIA INC.
(Formerly TUSCANY MINERALS LTD.)
(An Exploration Stage Company)

STATEMENTS OF CASH FLOWS
(Unaudited)
(Stated in U.S. Dollars)

					PERIOD FROM
					DATE OF
					INCEPTION
					OCTOBER 5,
	THREE MONTHS ENDED		NINE MONTHS ENDED		2000 TO
	SEPTEMBER 30		SEPTEMBER 30		SEPTEMBER 30,
	2010	2009	2010	2009	2010

Cash Flows (Used In) Provided By:

Operating Activities

Net loss for the period	$(42,084)	$(71,992)	$(122,573)	$(193,141)	$(1,075,800)

Adjustment to reconcile net loss to net cash used by operating activities:
Loss on debt settlement foreign exchange	-	18,456	-	18,456	18,456

Changes in non-cash operating working capital items:
Prepaids and deposits	-	(368)	-	(368)	-
Accounts payable and accrued liabilities	(1,477)	(25,768)	(3,972)	1,612	112,874
Accrued interest payable	6,814	10,961	18,057	29,309	212,287
	(36,747)	(68,711)	(108,488)	(144,132)	(732,183)

Financing Activities
Proceeds from notes payable	37,533	77,591	108,541	152,473	461,619
Poceeds from promissory note payable	-	-	-	-	196,050
Issuance of common shares	-	-	-	-	76,000
	37,533	77,591	108,541	152,473	733,669

Net Increase In Cash	786	8,880	53	8,341	1,486

Cash, Beginning Of Period	700	120	1,433	659	-

Cash, End Of Period	$1,486	$9,000	$1,486	$9,000	$1,486

Non-cash Financing Activities
Common stock issued to settle debt
(Note 7b))	$-	$581,630	$-	$581,630	$581,630
Supplemental Disclosure of Cash Flow Information
Interest paid	$-	$-	$-	$-	$-
Income taxes paid	$-	$-	$-	$-	$-

The accompanying notes are an integral part of these financial statements.

QWICK MEDIA INC.
(Formerly TUSCANY MINERALS LTD.)
(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS
NINE MONTHS ENDED SEPTEMBER 30, 2010 AND 2009
(Unaudited)
(Stated in U.S. Dollars)

1.	BASIS OF PRESENTATION

The unaudited interim financial statements as of September 30, 2010 included herein have been prepared without audit pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with United States generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. It is suggested that these financial statements be read in conjunction with the December 31, 2009 audited financial statements and notes thereto. The operating results for the nine months ended September 30, 2010 are not necessarily indicative of the results that may be expected for the year ending December 31, 2010.

2.	NATURE OF OPERATIONS AND GOING CONCERN

a)	Organization

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

Effective July 7, 2009, the Company merged with its subsidiary, Tuscany Minerals Ltd., a Wyoming company, with the surviving company being Tuscany Minerals Ltd., the Wyoming Company. Effective July 28, 2009, the Company was issued a certificate of registration by way of continuation by the Registrar of Companies of the Cayman Islands. As a result of this transaction, the Company redomiciled to the Cayman Islands. At the same time, the Company adopted a new memorandum of association and articles of association in substitution of its existing constating documents. As a result of the continuation, the Company became a foreign private issuer as defined in Rule 3b-4 promulgated under the Securities Exchange Act of 1934.

Effective June 22, 2010, the Company changed its name from Tuscany Minerals Ltd. to Qwick Media Inc.

b)	Exploration Stage Activities

The Company has been in the exploration stage since its formation and has not realized any revenues from its planned operations. As at September 30, 2010 the Company is evaluating new opportunities in both the mineral exploration business and in other industries unrelated to the resource sector. The Company had previous exploration activities in the natural gas and oil business in 2003 and in the acquisition and exploration of mining properties prior to 2003.

QWICK MEDIA INC.
(Formerly TUSCANY MINERALS LTD.)
(An Exploration Stage Company)

NINE MONTHS ENDED NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2010 AND 2009
(Unaudited)
(Stated in U.S. Dollars)

2.	NATURE OF OPERATIONS AND GOING CONCERN (Continued)

	c)	Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern.

As shown in the accompanying financial statements, the Company has incurred a net loss of $1,075,800 for the period from October 5, 2000 (inception) to September 30, 2010, has negative cash flow, has a stockholders’ deficiency and has no revenue. The future of the Company is dependent upon its ability to obtain adequate financing and upon future profitable operations from the development of its business that it may acquire. Management has plans to seek additional capital through a private placement and public offering of any common stock and from the issuance of promissory notes. The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts of and classification of liabilities that might be necessary in the event the Company cannot continue in existence.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

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

The financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which have been made using careful judgment.

The financial statements have, in management’s opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

QWICK MEDIA INC.
(Formerly TUSCANY MINERALS LTD.)
(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS
NINE MONTHS ENDED SEPTEMBER 30, 2010 AND 2009
(Unaudited)
(Stated in U.S. Dollars)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

	a)	Exploration Stage Company

The Company complies with FASB ASC 915 (formerly SFAS No. 7), and Securities and Exchange Commission (“SEC”) Act Guide 7 in its characterization as an exploration stage company.

	b)	Mineral Property Interests

Exploration costs are expensed as incurred regardless of the stage of development or existence of reserves. Costs of acquisition are capitalized subject to impairment testing when facts and circumstances indicate impairment may exist.

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

The Company’s functional currency is the U.S. dollar. Transactions in foreign currency are translated in accordance with SFAS 52, Foreign Currency Translation (codified in ASC 830, Foreign Currency Matters), into U.S. dollars and reporting as follows:

		i)	monetary items at the exchange rate prevailing at the balance sheet date;
		ii)	non-monetary items at the historical exchange rate;
		iii)	revenue and expense at the average exchange rate in effect during the applicable accounting period.

	f)	Basic and Diluted Loss Per Share

The Company computes loss per share in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 128 – “Earnings Per Share” (codified in ASC 260, Earnings Per Share). Under these provisions, basic loss per share is computed using the weighted average number of common stock outstanding during the periods. Diluted loss per share is computed using the weighted average number of common and potentially dilutive common stock outstanding during the period. As the Company generated net losses in the period presented, the basic and diluted loss per share is the same as any exercise of options or warrants would anti-dilutive.

QWICK MEDIA INC.
(Formerly TUSCANY MINERALS LTD.)
(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS
NINE MONTHS ENDED SEPTEMBER 30, 2010 AND 2009
(Unaudited)
(Stated in U.S. Dollars)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

	g)	Financial Instruments and Concentration of Risk

The Company’s financial instruments consist of cash on deposit, accounts payable and accrued liabilities, notes payable and promissory note payable.

The Company follows the fair value measurement guidance of ASC 820-10, Fair Value Measurements and Disclosures, for all non-financial assets and liabilities recognized or disclosed at fair value in the financial statements on a nonrecurring basis. In January, 2010, the FASB issued ASU 2010-06, Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements, which amended certain provisions of ASC 820-10, by requiring additional disclosures for transfers in and out of Level 1 and Level 2 fair value measurements, as well as requiring fair value measurement disclosure for each class of assets and liabilities in addition to disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements that fall in either Level 2 or Level 3.

Management of the Company does not believe that the Company is subject to significant interest, currency or credit risks arising from these financial instruments. The respective carrying values of financial instruments approximate their fair values. Fair values were assumed to approximate carrying values since they are short-term in nature or they are receivable or payable on demand.

	h)	Asset Retirement Obligations

The Company has adopted SFAS No. 143 (codified in ASC 410 Asset Retirement Obligations), which requires that an asset retirement obligation (“ARO”) associated with the retirement of a tangible long-lived asset be recognized as a liability in the period which it is incurred and becomes determinable, with an offsetting increase in the carrying amount of the associated asset.

The cost of the tangible asset, including the initially recognized ARO, is depleted, such that the cost of the ARO is recognized over the useful life of the asset. The ARO is recorded at fair value, and accretion expense is recognized over time as the discounted liability is accreted to its expected settlement value. The fair value of the ARO is measured using expected future cash flow, discounted at the Company’s credit-adjusted risk-free interest rate. To date, no significant asset retirement obligation exists due to the early stage of exploration. Accordingly, no liability has been recorded.

	i)	Asset Impairment

Long-lived assets are tested for recoverability whenever events or changes in circumstances indicate the carrying amount may not be recoverable, pursuant to guidance established in SFAS No. 144, “Accounting for the Impairment or Disposal of Long-lived Assets” (codified in ASC 360-50, Impairment or Disposal of Long-lived Assets). The Company determines impairment by comparing the undiscounted future cash flows estimated to be generated by its assets to their respective carrying amounts. If impairment is deemed to exist the assets will be written down to fair value.

QWICK MEDIA INC.
(Formerly TUSCANY MINERALS LTD.)
(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS
NINE MONTHS ENDED SEPTEMBER 30, 2010 AND 2009
(Unaudited)
(Stated in U.S. Dollars)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

	j)	Comprehensive Loss

SFAS 130, Reporting Comprehensive Income, (codified in ASC 220, Comprehensive Income) establishes standards for the reporting and display of comprehensive loss and its components in the financial statements. As at September 30, 2010 and 2009, the Company has no items that represent a comprehensive loss and, therefore, has not included a schedule of comprehensive loss in the financial statements.

	k)	Common Share Non-Monetary Consideration

FASB ASC 845, Non-Monetary Transactions, addresses the measurement of exchanges of non- monetary assets. In situations where common shares are issued and the fair value of the goods or services received is readily determinable, the fair value of the common shares is used to measure and record the transaction. The fair value of the common shares issued in exchange for the receipt of goods and services is based on the stock price as of the earliest of:

		i)	the date at which the counterparty’s performance is complete;
		ii)	the date at which a commitment for performance by the counterparty to earn the common shares is reached; or
		iii)	the date at which the common shares are issued if they are fully vested and non- forfeitable at that date.

4.	NOTES AND ACCRUED INTEREST PAYABLE

Notes payable balance at September 30, 2010 was $123,308 (December 31, 2009 - $14,767) and accrued interest balance was $4,120 (December 31, 2009 - $228). All notes payable were unsecured, payable on demand, and bore interest at 8% per annum.

Interest expense for the three months ended September 30, 2010 amounted to $2,041 (September 30, 2009 - $6,187).

On September 30, 2009, the Company entered into debt settlement agreements with the notes payable holders of principal and interest of $407,191 for shares in the Company’s common stock (Note 7).

At September 30, 2010, $127,428 (December 31, 2009 - $14,995) of the notes payable and accrued interest are due to a company with a common director or a common officer.

5.	PROMISSORY NOTE AND ACCRUED INTEREST PAYABLE

At September 30, 2010 the promissory note of $196,050 (December 31, 2009 - $196,050) bore interest at 8% per annum and was repayable in full on January 28, 2004.

QWICK MEDIA INC.
(Formerly TUSCANY MINERALS LTD.)
(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS
NINE MONTHS ENDED SEPTEMBER 30, 2010 AND 2009
(Unaudited)
(Stated in U.S. Dollars)

5.	PROMISSORY NOTE AND ACCRUED INTEREST PAYABLE (Continued)

The Company had entered into various loan extension agreements since the initial due date, including a required balloon payout amount of $25,000. At September 30, 2010, the expiry date is January 28, 2011. Since advancement of funds to September 30, 2010 interest has been accrued of $49,959 (December 31, 2009 - $35,794). Interest expensed for the three months ended September 30, 2010 amounted to $4,774 (September 30, 2009 - $4,774).

On September 30, 2009 the Company entered into a debt settlement agreement to settle $82,782 of the total accrued interest for 5,518,778 shares in the Company’s common stock (Note 7).

6.	RELATED PARTY TRANSACTIONS AND AMOUNTS OWING

For the nine months ended September 30, 2010, the Company carried out a number of transactions with related parties in the normal course of business. These transactions were recorded at their exchange amount, which is the amount of consideration established and agreed to by the related parties.

The following are related party transactions and amounts owing at September 30, 2010 that are not otherwise disclosed elsewhere:

a)

The Company paid a management fee of $41,485 (2009 - $40,796) to a company controlled by a director for the nine months ended September 30, 2010. The management services were on a month to month basis at $750 per month until September 30, 2008. On November 1, 2008, the Company entered into an agreement with the same party in which the Company agreed to pay $5,000 plus applicable sales tax in Canadian dollars, per month for management services on a month to month basis.

b)

As of September 30, 2010, accounts payable of $120 (December 31, 2009 - $295) was owing to a director of the Company and $5,440 (December 31, 2009 - $10,037) was owing to a company controlled by the same director.

	c)	As of September 30, 2010, accounts payable of $1,611 (December 31, 2009 - $Nil) was owing to a company controlled by an officer of the Company.

	d)	Interest expensed by the Company relating to notes payable due to a company with a common director amounted to $Nil (2009 - $7,084) for the nine months ended September 30, 2010.

	e)	Interest expensed by the Company relating to notes payable due to a company with a common officer amounted to $3,796 (2009 - $5,872) for the nine months ended September 30, 2010.

7.	CAPITAL STOCK

	a)	Authorized

On March 23, 2009, by Articles of Amendment, the Company amended the number and class of shares authorized to be issued, as follows:

400,000,000 common shares, $0.001 par value;

100,000,000 preferred shares, $0.001 par value, and series as determined by directors.

QWICK MEDIA INC.
(Formerly TUSCANY MINERALS LTD.)
(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS
NINE MONTHS ENDED SEPTEMBER 30, 2010 AND 2009
(Unaudited)
(Stated in U.S. Dollars)

7.		CAPITAL STOCK (Continued)

	b)	Issued, outstanding and fully paid

51,313,366 common shares.

On September 30, 2009, the Company issued 38,775,366 shares of the Company’s common stock to settle debt totaling $581,630, comprised of accounts payable $91,657, notes payable $407,191 and promissory note and accrued interest $82,782. This included debt settlement agreements with holders of promissory notes and assignment of debt pursuant to which 21,287,895 common shares of the Company were issued to companies with a common officer to settle debt totaling $319,318.

8.		COMMITMENTS AND CONTRACTUAL OBLIGATIONS

The Company has no significant commitments or contractual obligations with any parties respecting executive compensation, consulting arrangements, rental premises or other matters. Management services provided are on a month to month basis.

9.		FAIR VALUE OF ASSETS AND LIABILITIES

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. U.S. GAAP requires that valuation techniques maximize the use of observable inputs and minimize the use of unobservable inputs. ASC 820- 10 Fair Value Measurements also establishes a fair value hierarchy which prioritizes the valuation inputs into three broad levels. Based on the underlying inputs, each fair value measurement in its entirety is reported in one of the three levels. These levels are:

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

QWICK MEDIA INC.
(Formerly TUSCANY MINERALS LTD.)
(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS
NINE MONTHS ENDED SEPTEMBER 30, 2010 AND 2009
(Unaudited)
(Stated in U.S. Dollars)

9.	FAIR VALUE OF ASSETS AND LIABILITIES

Fair Value of Financial Instruments

The following table reflects the fair value of financial instruments:

	Fair	September 30, 2010		December 31, 2009
	Value
	Input	Carrying	Estimated	Carrying	Estimated
	Level	Amount	Fair Value	Amount	Fair Value

Financial Assets:
Cash	Level 1	$1,486	$1,486	$1,433	$1,433
Financial Liabilities:
Accounts payable and accrued liabilities	Level 2	21,219	21,219	25,191	25,191
Notes and accrued interest payable	Level 2	127,428	127,428	14,995	14,995
Promissory note and accrued interest payable	Level 2	271,009	271,009	256,844	256,844

Due to the relatively short term nature of cash, accounts payable and accrued liabilities, and notes and promissory note payable, the fair value of these instruments approximates their carrying value. Notes and promissory note were recorded at estimated fair value on issue and at amortized cost on an ongoing basis.

10.	SUBSEQUENT EVENTS

Management has evaluated subsequent events and the impact on the reported results and disclosures and has concluded that no other significant events require disclosure as of the date the financial statements were issued.

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

Vancouver, Canada	“Morgan & Company”
April 26, 2010	Chartered Accountants

Tel: (604) 687-5841	P.O. Box 10007 Pacific Centre
Fax: (604) 687-0075	Sute 1488 - 700 West Georgia Street
www.morgan-cas.com	Vancouver, B.C. V7Y 1A1

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

On May 17, 2006, the Company incorporated a wholly-owned Washington subsidiary for the sole purpose of re-domiciling to the State of Washington through a merger with its subsidiary. Effective June 26, 2006, the Company merged with and into its subsidiary, Tuscany Minerals, Ltd., a Washington company, with the surviving company being Tuscany Minerals, Ltd., the Washington company. As a result of this transaction, the Company re-domiciled from the State of Nevada to the State of Washington. The existing bylaws of Tuscany Minerals, Ltd., the Washington company, remained as the bylaws of the surviving corporation.

Effective July 7, 2009, the Company merged with another newly created subsidiary, Tuscany Minerals Ltd., a Wyoming company, with the surviving company being Tuscany Minerals Ltd., the Wyoming company. Effective July 28, 2009, the Company was issued a certificate of registration by way of continuation by the Registrar of Companies of the Cayman Islands. As a result of this transaction, the Company re-domiciled to the Cayman Islands. At the same time, the Company adopted a new memorandum of association and articles of association in substitution of its existing constating documents. As a result of the continuation, the Company became a foreign private issuer as defined in Rule 3b-4 promulgated under the Securities Exchange Act of 1934.

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

The financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which have been made using careful judgment.

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

Effective January 1, 2008, the Company adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (“FIN 48”), (codified in ASC Topic 740- 10-25, Income Taxes). FIN 48 prescribes recognition thresholds that must be met before a tax position is recognized in the financial statements and provides guidance on de- recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. Under FIN 48, an entity may only recognize or continue to recognize tax positions that meet a “more likely than not” threshold. The Company did not make any adjustment to opening retained earnings as a result of the implementation.

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

	l)	Comprehensive Loss

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

	m)	Common Share Non-Monetary Consideration

In situations where common shares are issued and the fair value of the goods or services received is readily determinable, the fair value of the common shares is used to measure and record the transaction. The fair value of the common shares issued in exchange for the receipt of goods and services is based on the stock price as of the earliest of:

		i)	the date at which the counterparty’s performance is complete;
		ii)	the date at which a commitment for performance by the counterparty to earn the common shares is reached; or
		iii)	the date at which the common shares are issued if they are fully vested and non- forfeitable at that date.

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

In October 2009, the FASB issued ASU No. 2009-13, Revenue Recognition (Topic 605): Multiple- Deliverable Revenue Arrangements (a consensus of the FASB Emerging Issues Task Force) which amends ASC 605-25, Revenue Recognition: Multiple-Element Arrangements. ASU No. 2009-13 addresses how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting and how to allocate consideration to each unit of accounting in the arrangement. This ASU replaces all references to fair value as the measurement criteria with the term selling price and establishes a hierarchy for determining the selling price of a deliverable. ASU No. 2009-13 also eliminates the use of the residual value method for determining the allocation of arrangement consideration. Additionally, ASU No. 2009-13 requires expanded disclosures. This ASU will become effective for the Company for revenue arrangements entered into or materially modified on or after December 1, 2011. Earlier application is permitted with required transition disclosures based on the period of adoption. The Company is currently evaluating the application date and the impact of this standard on its financial statements.

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

The provision for income taxes differs from the result which would be obtained by applying the statutory income tax rate of 34% (2008 – 34%) to income before income taxes. The difference results from the following items:

	2009	2008	2007

Computed expected (benefit) income taxes	$(77,100)	$(35,500)	$(25,200)
Increase in valuation allowance	77,100	35,500	25,200
	$-	$-	$-

TUSCANY MINERALS LTD.
(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(Stated in U.S. Dollars)

7.	INCOME TAXES (Continued)

Significant components of the Company’s deferred income tax assets are as follows:

	2009	2008	2007

Deferred income tax asset	$323,100	$(246,900)	$(211,400)
Valuation allowance	(323,100)	246,900	211,400
	$-	$-	$-

The Company has net mineral operating losses of approximately $953,227 (2008 - $726,303), which if unutilized, will expire through to 2029. Future tax benefits, which may arise as a result of these losses, have not been recognized in these financial statements and have been offset by a valuation allowance.

8.	CAPITAL STOCK

	a)	Authorized

On March 23, 2009, by Articles of Amendment, the Company amended the number and class of shares authorized to be issued, as follows:

400,000,000 common shares, $0.001 par value (2008 – 100,000,000 shares);

100,000,000 preferred shares, $0.001 par value, and series as determined by directors (2008 – None).

	b)	Issued, outstanding and fully paid

On September 30, 2009, the Company issued 38,775,366 shares of the Company’s common stock to settle debt totaling $581,630, as follows:

	$	SHARES

Accounts payable	$91,657	6,110,496
Notes payable	407,191	27,146,092
Promissory note	82,782	5,518,778

	$581,630	38,775,366

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

TUSCANY MINERALS LTD.
(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(Stated in U.S. Dollars)

10.	FAIR VALUE MEASUREMENTS (Continued)

Fair Value of Financial Instruments

The following table reflects the fair value of financial instruments:

	FAIR	DECEMBER 31, 2009		DECEMBER 31, 2008
	VALUE		ESTIMATED		ESTIMATED
	INPUT	CARRYING	FAIR	CARRYING	FAIR
	LEVEL	AMOUNT	VALUE	AMOUNT	VALUE
Financial Assets:
Cash	Level 1	$1,433	$1,433	$659	$659
Financial Liabilities:
Accounts payable and accrued liabilities	Level 2	25,191	25,191	109,156	109,156
Notes and accrued interest payable	Level 2	14,995	14,995	221,119	221,119
Promissory note and accrued interest payable	Level 2	256,844	256,844	320,687	320,687

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

Qeyos Ad Systems Inc.
(A development stage enterprise)

Financial Statements
April 30, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Qeyos Ad Systems Inc,

We have audited the accompanying balance sheets of Qeyos Ad Systems Inc. as of April 30, 2010 and 2009 and the related statements of operations, cash flows, and stockholders' deficit for the year ended April 30, 2010 and the period from January 28, 2009 (inception) to April 30, 2009 as well as the period from January 28, 2009 (inception) to April 30, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these financial statements present fairly, in all material respects, the financial position of Qeyos Ad Systems Inc. as of April 30, 2010 and 2009 and the results of its operations and its cash flows and the changes in stockholders' deficit for the periods then ended as well as the period from January 28, 2009 (inception) to April 30, 2010 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has not generated profits since inception, has incurred losses in developing its business, and further losses are anticipated. The Company requires additional funds to meet its obligations and the costs of its operations. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in this regard are described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

DALE MATHESON CARR-HILTON LABONTE LLP
CHARTERED ACCOUNTANTS

August 23, 2010
Vancouver, Canada

Qeyos Ad Systems Inc.
Balance Sheets

April 30,	2010	2009
Assets
Current
Cash	$11,775	$20,857
GST recoverable	7,099	190

	18,874	21,047
Property and equipment (note 3)	495	170
	$19,369	$21,217
Liabilities

Current
Accounts payable and accrued liabilities	$5,095	$-
Due to related parties (note 4)	548,127	83,820
	553,222	83,820
Stockholders' Equity (Deficit)

Common stock
Authorized: unlimited common shares, no par value 100 common shares issued as of April 30, 2010 and 2009	82	82
Accumulated other comprehensive loss	(37,710)	(2,543)
Deficit	(496,225)	(60,142)
	(533,853)	(62,603)
	$19,369	$21,217

Going concern (note 1)
Economic dependence (notes 1 and 4)

The accompanying notes are an integral part of these financial statements.

Qeyos Ad Systems Inc.
(a development stage enterprise)
Statement of operations

		From	From
		January 28, 2009	January 28, 2009
	Year ending	(inception) to	(inception) to
	April 30, 2010	April 30, 2009	April 30, 2010

Administrative and general expenses
Depreciation	$307	$163	470
Consulting fees	87,786	-	87,786
Interest and bank charges	367	123	490
Management fees	92,094	27,745	119,839
Office and administrative	630	612	1,242
Professional fees	328	2,573	2,901
Software development	234,725	25,533	260,258
Rent	18,100	1,608	19,708
Telephone and communications	494	227	721
Travel and promotion	1,252	1,558	2,810

	436,083	60,142	496,225

Loss before income taxes	(436,083)	(60,142)	(496,225)

Income taxes	-	-	-

Net loss	$(436,083)	$(60,142)	(496,225)

Basic loss per share	$(4,361)	$(601)

Weighted average shares outstanding	100	100

The accompanying notes are an integral part of these financial statements.

Qeyos Ad Systems Inc.
Statements of Cash Flows

		From	From
		January 28, 2009	January 28, 2009
	Year ending	(inception) to	(inception) to
	April 30, 2010	April 30, 2009	April 30, 2010
Cash provided by (used in)

Operating activities
Net loss	$(436,083)	$(60,142)	$(496,225)
Add items not affecting cash:
Depreciation	307	163	470
Change in non-cash working capital items:
GST Recoverable	(6,909)	(190)	(7,099)
Accounts payable and accrued liabilities	5,095	-	5,095
Due to/from related parties	37,443	-	37,443

	(400,147)	(60,169)	(460,316)

Financing activities
Issuance of share capital	-	82	82
Advances from related parties	426,864	83,820	510,684

	426,864	83,902	510,766

Investing activities
Property and equipment additions	(632)	(333)	(965)

Foreign currency translation adjustment	(35,167)	(2,543)	(37,710)

Net increase (decrease) in cash	(9,082)	20,857	11,775

Cash, beginning	20,857	-	-

Cash, ending	$11,775	$20,857	$11,775

Supplemental cash flow disclosure
Cash paid for:
Interest	$-	$-
Income taxes paid	$-	$-

The accompanying notes are an integral part of these financial statements

Qeyos Ad Systems Inc.
Statements of Stockholders' Equity (Deficit)

			Accumulated
			Other		Total
	Number of		Comprehensive		Stockholders'
	Common Shares	Capital Stock	Loss	Deficit	Equity (Deficit)
January 28, 2009 (inception)
Issued for cash, January 28, 2009	100	$82	$-	$-	$82
Currency translation adjustment	-	-	(2,543)	-	(2,543)
Net loss for the period	-	-	-	(60,142)	(60,142)
April 30, 2009	100	82	(2,543)	(60,142)	(62,603)
Currency translation adjustment	-	-	(35,167)	-	(35,167)
Net loss for the year	-	-	-	(436,083)	(436,083)
April 30, 2010	100	$82	$(37,710)	$(496,225)	$(533,853)

The accompanying notes are an integral part of these financial statements

Qeyos Ad Systems Inc.
(a development stage enterprise)
Notes to the Financial Statements
For the periods ended April 30, 2010 and 2009

1.	Incorporation and Operations

Qeyos Ad Systems Inc. (the "Company") was incorporated on January 28, 2009 pursuant to the provisions of the Business Corporations Act of British Columbia, Canada.

The Company is in the business of developing and customizing software for use in Digital Media Kiosks. The Company generates revenue from the use of its software in the Digital Media Kiosks or from direct customization fees. The Company currently has one software licensing agreement with a related company inTouch Digital Media Inc. (inTouch). The Company's revenues are dependent on maintaining its relationship with inTouch and their use of the Company's software in its digital media advertising platforms.

The accompanying financial statements have been prepared on the basis of accounting principles applicable to a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The Company's ability to continue as a going concern is dependent upon achieving profitable operations and upon obtaining additional debt or equity financing to fund further software and business development. The Company is dependent upon related party advances to finance the operations of the Company. These financial statements do not give effect to adjustments that may be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and retire its liabilities in other than the normal course of business and at amounts that may be different from the reported carrying values.

Management's plans for the continuation of the Company as a going concern include a proposed transaction whereby the shares of the Company may be sold to a publicly traded company (note 6). This would be intended to provide the Company access to financial markets and the ability to finance its operations through equity issuances. There are no assurances, however, with respect to the future success of these plans.

2.	Significant accounting policies

Presentation of Financial Statements

The financial statements of the Company have been prepared in accordance with U.S. generally accepted accounting principles (GAAP), as defined in the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 205. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Although these estimates are based on management's knowledge of current events and actions it may undertake in the future, these estimates may ultimately differ from actual results. Significant items subject to such estimates and assumptions include the fair value estimates of financial instruments; recognition of licensing revenue, recording of software development costs, deferred tax assets, useful lives of fixed assets and the going concern assessment.

Foreign Currency Translation and Foreign Exchange

The Company's functional currency is the Canadian dollar as substantially all of the Company's operations are currently based in Canada. The Company used the United States dollar as its reporting currency for consistency with registrants of the Securities and Exchange Commission and in accordance with the ASC topic 830 "Foreign Currency Translation".

Assets and liabilities that are denominated in a foreign currency are translated at the exchange rate in effect at the year end and Equity accounts are translated at historical rates. Income statement accounts are translated at the average rates of exchange prevailing during the period. Translation adjustments from the use of different exchange rates from period to period are included in Accumulated Other Comprehensive loss in the statement of Stockholders' Equity (Deficit).

Qeyos Ad Systems Inc.
(a development stage enterprise)
Notes to the Financial Statements
For the periods ended April 30, 2010 and 2009

Transactions undertaken in currencies other than the functional currency of the entity are translated using the exchange rate in effect as of the transaction date. Any gains and losses realized from these transactions would be reported in the statement of operations.

Loss Per Share

The Company computed basic and diluted loss per share amounts for April 30, 2010 and 2009 pursuant to the ASC topic 260, "Earnings per Share." There are no potentially dilutive shares outstanding and, accordingly, dilutive per share amounts have not been presented in the accompanying statements of operations.

Revenue Recognition

Upon achieving full commercial operation, the Company recognizes revenue from software licensing and customization when all of the following criteria are met: (1) the Company has evidence of an arrangement with a customer; (2) the Company delivers the specified products; (3) license agreement terms are fixed or determinable and free of contingencies or uncertainties that may alter the agreement such that it may not be complete and final; and (4) collection is probable.

The Company has granted a software license which provides for the right to receive payment of a royalty fee based on a percentage of revenues earned by the licensee from the use of the software. Royalty revenues arising from software licenses with an undefined or expected term exceeding three years are generally recognized as received or receivable if the other conditions noted above are satisfied.

To date, the Company has received $5,660 in royalties under an initial pilot program. These royalties have been recorded as a reduction of software development costs in the statement of operations.

Software Development Costs

The Company accounts for software development costs in accordance with ASC 985-20 Software- Cost of Software to Be Sold, Leased, whereby costs for the development of new software products and substantial enhancements to existing software products are expensed as incurred until technological feasibility has been established, at which time any additional costs are capitalized. Technological feasibility is established upon completion of a working model.

To April 30, 2010, software development costs have been charged to operations as the technological feasibility has not been established.

In accordance with ASC 985-705 software modification costs to satisfy hardware upgrades and changes in system configurations are treated as maintenance costs. Maintenance costs are expensed as incurred or recognized with related revenues, whichever occurs first.

Equipment and Depreciation

Equipment is recorded at cost and amortized using the declining-balance and straight-line method at rates determined to estimate the useful lives of the assets. The annual rates used in calculating depreciation are between 20% and 50%.

Qeyos Ad Systems Inc.
(a development stage enterprise)
Notes to the Financial Statements
For the periods ended April 30, 2010 and 2009

Income Taxes

Income taxes are recognized in accordance with ASC topic 740, "Accounting for Income Taxes", whereby deferred income tax liabilities or assets at the end of each period are determined using the tax rates expected to be in effect when the taxes are actually paid or recovered. A valuation allowance is recognized on deferred tax assets when a more likely than not assertion for realization has not been established.

Fair Value of Financial Instruments

ASC topic 825, "Disclosures about Fair Value of Financial Instruments," requires disclosures of information regarding the fair value of certain financial instruments for which it is practicable to estimate the value. For purpose of this disclosure, the fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation. Amounts due to or from related parties are estimated to approximate fair value. However, there are no observable arms' length comparables for these fair value estimates.

Comprehensive Loss

ASC topic 220, "Reporting Comprehensive Income (loss)," establishes standards for the reporting and display of comprehensive loss and its components in the financial statements. As of April 30, 2010 and 2009, the currency translation adjustment is the only item which impacts the Company's comprehensive loss.

Non-monetary transactions

ASC 845, "Non-monetary Transaction" is based on the principle that exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged or services received. ASC 845 provides an exception for exchanges of non-monetary assets that do not have commercial substance which would be recorded at the exchange value of the asset surrendered.

Recent accounting pronouncements (not yet adopted)

In October 2009, the FASB issued Accounting Standards Update ("ASU") 2009-13, "Multiple-Deliverable Revenue Arrangements-a consensus of the FASB Emerging Issues Task Force," which amends Topic 605: Revenue Recognition. This Update addresses the accounting for multiple-deliverable arrangements to enable vendors to account for products or services (deliverables) separately rather than as a combined unit. The amendments in the Update establish a selling price hierarchy for determining the selling price of a deliverable and eliminate the residual method of allocation. The selling price used for each deliverable will be based on vendor-specific objective evidence if available, third-party evidence if vendor-specific objective evidence is not available, or estimated selling price if neither vendor-specific objective evidence nor third-party evidence is available. Vendors will be required to determine their best estimate of selling price in a manner that is consistent with that used to determine the price to sell the deliverable on a standalone basis. The amendments in the Update will become effective prospectively in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. Management is currently evaluating the effect that implementation of these pronouncements will have on its financial statements.

In October 2009, the FASB issued ASU 2009-14, "Certain Revenue Arrangements that include Software Elements-a consensus of the FASB Emerging Issues Task Force," which amends Topic 985: Software to exclude from the scope all tangible products containing both software and non-software components that function together to deliver the product's essential functionality. In addition, if the software contained on the tangible product is essential to the tangible product's functionality, the software is excluded from the scope of the software revenue guidance. The amendments in the

Qeyos Ad Systems Inc.
(a development stage enterprise)
Notes to the Financial Statements
For the periods ended April 30, 2010 and 2009

Update will become effective prospectively in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. Management is currently evaluating the effect that implementation of the new standard will have on its financial statements.

In December 2009, the FASB issued ASU 2009-16, which formally codifies SFAS No. 166, "Accounting for Transfers of Financial Assets – an amendment of FASB Statement 140," which is a revision to Statement 140. Update 2009-16 will require more information about transfers of financial assets, including securitization transactions, and where entities have continuing exposure to the risks related to transferred financial assets. It eliminates the concept of a "qualifying special-purpose entity," changes the requirements for derecognizing financial assets, and requires additional disclosures. The statement will become effective at the beginning of fiscal 2011 and is not expected to have a material effect on the Company's financial statements.

In December 2009, the FASB issued ASU 2009-17, which formally codifies SFAS No. 167, "Amendments to FASB Interpretation No. 46(R)," which is a revision to FIN 46 (R), and changes how a reporting entity determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated. The determination of whether a reporting entity is required to consolidate another entity is based on, among other things, the other entity's purpose and design and the reporting entity's ability to direct the activities of the other entity that most significantly impact the other entity's economic performance. Statement 167 will require a reporting entity to provide additional disclosures about its involvement with variable interest entities and any significant changes in risk exposure due to that involvement. A reporting entity will be required to disclose how its involvement with a variable interest entity affects the reporting entity's financial statements. The statement will become effective at the beginning of the Company's fiscal 2011 and is not expected to have a material effect on its financial statements.

In April 2010, the FASB issued ASU 2010-17, "Milestone Method of Revenue Recognition—A Consensus of the FASB Emerging Issues Task Force." The Update establishes a revenue recognition model for contingent consideration that is payable upon achievement of an uncertain event, referred to as a milestone. The statement (1) limits the scope of this Issue to research or development arrangements and (2) requires that certain guidance be met for an entity to apply the milestone method (record the milestone payment in its entirety in the period received). The guidance in this Issue will apply to milestones in multiple deliverable arrangements involving research or development transactions. The statement will become effective prospectively for fiscal years beginning on or after June 15, 2010. Early application is permitted. Retrospective application to all prior periods is also permitted. The adoption of this statement is not expected to have a material effect on the Company's financial statements.

3.	Property and Equipment

		Accumulated	Net Book
April 30, 2010	Cost	Depreciation	Value
Computer hardware	268	44	224
Computer software	528	408	120
Office equipment	169	18	151
	$965	$470	$495

		Accumulated	Net Book
April 30, 2009	Cost	Depreciation	Value
Computer software	333	163	170
	$333	$163	$170

Qeyos Ad Systems Inc.
(a development stage enterprise)
Notes to the Financial Statements
For the periods ended April 30, 2010 and 2009

3.	Related Party Transactions

	April 30,	April 30,
Due from related parties	2010	2009
Shareholder advances	$510,683	$83,820
inTouch Digital Media Inc. ("inTouch"), a company with a director and shareholder in common	37,443	-
	$548,127	$83,820

Amounts due to related parties are unsecured, bear no interest and are due on demand.

	April 30,	April 30,
Transactions with related parties	2010	2009
Software development cost recovery, inTouch	$5,660	$-
Rent, inTouch	(14,835)	-
Software development, incurred with a company with a director in common	(79,171)	-
	$(88,346)	$-

All the above transactions are in the normal course of operations and have been valued at the exchange amount, which is the amount of consideration established and agreed to by the related parties. The Company relies upon key relationships with associated companies to provide office premises, contract software developers and the hardware for the digital media advertising platforms for testing and customization.

5.	Income taxes

Deferred income taxes arise from timing differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. A deferred tax asset valuation allowance is recorded when it is more likely than not that deferred tax assets will not be realized. A valuation allowance of 100% of the deferred tax assets was made, and there are no deferred tax assets recognized as of April 30, 2010 and 2009.

The Company's potential deferred tax benefit differs from the "expected" tax benefit for the periods ended April 30, 2010 and 2009 (computed by applying the Canadian statuary tax rate of 29.5% (2009: 30.5%) to loss before taxes), as follows:

	April 30,	April 30,
	2010	2009
Net loss before taxes	$(436,083)	$(60,142)

Expected income tax recovery	(128,645)	(18,344)
Permanent differences	34	49
Impact of tax rate changes	19,618	3,300
Effect of change in foreign exchange rates	(8,780)	(634)
Change in valuation allowance	117,773	15,629

Income tax expense (recovery)	$-	$-

Qeyos Ad Systems Inc.
(a development stage enterprise)
Notes to the Financial Statements
For the periods ended April 30, 2010 and 2009

The effects of temporary differences that gave rise to significant portions of deferred tax assets (liabilities) at April 30, 2010 and 2009 are as follows (2010 – 25%, 2009 – 25%):

	April 30,	April 30,
	2010	2009
Available non-capital losses	$133,272	$15,587
Equipment	131	42
	133,403	15,629
Valuation allowance	(133,403)	(15,629)
Net deferred tax assets	$-	$-

6.	Subsequent event

Subsequent to the year end, Management intends to enter into an arrangement whereby an affiliated public company would acquire 100% of the shares of the Company. The affiliated company is largely controlled by a common director and significant shareholder and the contemplated transaction would transfer ownership of the Company and capitalize all of this shareholder's debt owing by the Company. As of August 23, 2010 no formal written or verbal agreement had yet been entered into regarding the transaction.

Any agreement would be subject to shareholder and regulatory approvals.

QWICK MEDIA INC.

PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

NINE MONTHS ENDED SEPTEMBER 30, 2010
AND YEAR ENDED DECEMBER 31, 2009
(Unaudited)
(Stated in United States Dollars)

QWICK MEDIA INC.

PRO FORMA CONSOLIDATED BALANCE SHEET

SEPTEMBER 30, 2010
(Unaudited)
(Stated in United States dollars)

	QWICK			PROFORMA
	MEDIA	QEYOS AD		ADJUSTMENTS	PROFORMA
	INC.	SYSTEMS INC		(Note 2)	CONSOLIDATED

ASSETS

Current
Cash	$1,486	$16,505	c	$2,000,000	$2,017,991
Recoverable taxes	-	12,843		-	12,843
Investment in subsidiary	-	-	a	957,807	-
			d	(957,807)

Property and Equipment	-	5,656		-	5,656
		-

	$1,486	$35,004		$2,000,000	$2,036,490

LIABILITIES

Current
Accounts payable and accrued liabilities	$21,219	$8,411		$-	$29,630
Notes and accrued interest payable	127,428	-	b	(127,428)	-
Promissory note and accrued interest payable	271,009	-			271,009
	419,656	8,411		(127,428)	300,639

STOCKHOLDERS’ (DEFICIENCY) EQUITY
(Note 3)

Capital Stock	51,313	872,242	a	4,789	66,739
			b	637
			c	10,000
			d	(872,242)

Additional Paid-In Capital	606,317	-	a	953,018	3,676,126
			b	126,791
			c	1,990,000

Deficit	(1,075,800)	(845,649)	d	(85,565)	(2,007,014)
	(418,170)	26,593		2,127,428	1,735,851

	$1,486	$35,004		$2,000,000	$2,036,490

The accompanying notes are an integral part of these pro forma consolidated financial statements.

QWICK MEDIA INC.

PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

NINE MONTH PERIOD ENDED SEPTEMBER 30, 2010
(Unaudited)
(Stated in United States dollars)

	QWICK					PROFORMA
	MEDIA		QEYOS AD			ADJUSTMENTS	PROFORMA
	INC.		SYSTEMS INC			(Note 2)	CONSOLIDATED

Expenses
Amortization and depreciation	$-		$319			$-	$319
Consulting fees	-		83,008			-	83,008
Filing and stock transfer fees	838		-			-	838
Foreign exchange	-		35,601			-	35,601
Interest and bank charges	17,961		310			-	18,271
Management fees	41,485		25,020			-	66,505
Office and administrative	2,048		6,907			-	8,955
Professional fees	60,241		16,272			-	76,513
Software development	-		363,458			-	363,458
Share transaction cost	-		-	d		85,565	85,565
	122,573		530,895			-	739,033
Net Loss	(122,573)		(530,895)			-	(739,033)

Basic and Diluted Loss Per Common Share	$(0.00)	$			$		$(0.01)

Weighted Average Number of Common Shares Outstanding	51,313,366		100				66,739,541

The accompanying notes are an integral part of these pro forma consolidated financial statements.

QWICK MEDIA INC.

PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2009
(Unaudited)
(Stated in United States dollars)

	QWICK					PROFORMA
	MEDIA		QEYOS AD			ADJUSTMENTS	PROFORMA
	INC.		SYSTEMS INC			(Note 2)	CONSOLIDATED

Expenses
Amortization and depreciation	$-		$-			$-	$-
Consulting fees	-		11,066			-	11,066
Filing and stock transfer fees	8,088		-			-	8,088
Foreign exchange	18,456		13,703			-	32,159
Interest and bank charges	34,311		361			-	34,672
Management fees	55,657		108,892			-	164,549
Office and administrative	3,968		24,416			-	28,384
Professional fees	106,444		-			-	106,444
Software development	-		156,316			-	156,316
Share transaction cost	-		-	d		85,565	85,565
	226,924		314,754			-	627,243
Net Loss	(226,924)		(314,754)			-	627,243

Basic and Diluted Loss Per Common Share	$(0.01)	$			$		$(0.02)

Weighted Average Number of Common Shares Outstanding	22,311,517		100				37,737,792

The accompanying notes are an integral part of these pro forma consolidated financial statements.

QWICK MEDIA INC.

PRO FORMA NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NINE MONTHS ENDED SEPTEMBER 30, 2010
AND YEAR ENDED DECEMBER 31, 2009
(Unaudited)
(Stated in United States dollars)

1.	BASIS OF PRESENTATION

The unaudited pro forma consolidated financial statements of Qwick Media Inc. (the “Company”) reflects financial information which gives pro forma effect to the issuance of common shares of the Company in exchange for a 100% controlling interest in Qeyos Ad Systems Inc. (the “Subsidiary” or “Qeyos”). These pro forma consolidated financial statements have been prepared by management giving effect to the share exchange agreement (the “Agreement”) dated January 28, 2011.

For accounting purposes, the acquisition is being accounted for as a common control transaction at historical values in a manner similar to the pooling of interests method since the chief executive officer and controlling shareholder of the Company is also the chief executive officer and controlling shareholder of the Subsidiary.

You are being provided this information to aid in your analysis of the financial aspects of the Agreement. This information has been derived from the unaudited financial statements of the Subsidiary as of and for the nine months ended September 30, 2010 and the unaudited financial statements of the Company for the respective periods. The unaudited pro forma condensed financial information does not represent the results of operations that would have occurred had the Agreement been consummated on the dates indicated or the financial position for any future date or period. The Subsidiary and the Company do not assume any responsibility for the accuracy or completeness provided by the other party. This information should be read in conjunction with the companies’ respective historical financial statements and noted included thereto.

QWICK MEDIA INC.

PRO FORMA NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NINE MONTHS ENDED SEPTEMBER 30, 2010
AND YEAR ENDED DECEMBER 31, 2009
(Unaudited)
(Stated in United States dollars)

2.	PRO FORMA ADJUSTMENTS

The following unaudited proforma adjustments are included in the accompanying unaudited consolidated balance sheet as of September 30, 2010 and the unaudited pro forma consolidated statement of operations and deficit for the nine months period then ended to reflect the acquisition of the Subsidiary by the Company:

a)

To record the issue of 4,789,035 of the Company’s common shares at $0.20 per share in exchange for all of the issued and outstanding shares of the Subsidiary, pursuant to a Share Exchange Agreement dated January 28, 2011;

	b)	To record the issue of 637,140 common shares at $0.20 per share pursuant to a debt settlement Agreement dated January 28, 2011; and

	c)	To record the issue of 10,000,000 common shares at $0.20 per share pursuant to a private placement financing completed January 28, 2011 for gross proceeds of $2,000,000;

	d)	To record the elimination of the investment in and the capital stock of the Subsidiary.

3.	PRO FORMA CONSOLIDATED STOCKHOLDERS’ (DEFICIENCY) EQUITY

	COMMON STOCK
	NUMBER
	OF		ADDITIONAL
	COMMON	PAR	PAID-IN
	SHARES	VALUE	CAPITAL	DEFICIT	TOTAL

December 31, 2009	51,313,366	$51,313 $	606,317	$(953,227)	$(295,597)
Pro forma shares issued:
For Qeyos	4,789,035	4,789	953,018	-	957,807
Debt settlement - notes payable	637,140	637	126,791	-	127,428
Private placement	10,000,000	10,000	1,990,000	-	2,000,000

Qeyos deficit as at December 31, 2009	-	-		(314,754)	957,807

Net loss for the period				(739,033)	(226,924)

September 30, 2010	66,739,541	$66,739$	3,676,126	$(2,007,014)	$1,735,851

ITEM 18	Financial Statements

Refer to “Item 17. Financial Statements”.

ITEM 19	Exhibits

The following exhibits are being filed as part of this shell company report, or are incorporated by reference where indicated:

Exhibit Number	Description of Exhibit
1.1	Memorandum of Association (incorporated by reference from Exhibit 3.1 to our current report on Form 8-K as filed with the SEC on August 5, 2009)
1.2	Articles of Association (incorporated by reference from Exhibit 3.2 to our current report on Form 8-K as filed with the SEC on August 5, 2009)
4.1	Consulting Agreement with CHM Financial Services Inc. dated November 1, 2008 (incorporated by reference from our Annual Report on Form 20-F as filed with the SEC on April 29, 2010)
4.2	Promissory Note with In Touch Digital Media Inc. dated February 18, 2009
4.3	Promissory Note with In Touch Digital Media Inc. dated March 31, 2009 (incorporated by reference from Exhibit 10.5 to our registration statement on Form S-4 as filed with the SEC on April 9, 2009)
4.4	Promissory Note with In Touch Digital Media Inc. dated May 8, 2009 (incorporated by reference from Exhibit 10.9 to our quarterly report on Form 10-Q as filed with the SEC on May 15, 2009)
4.5	Form of Debt Settlement and Subscription Agreement, effective as of September 30, 2009 (incorporated by reference from our Annual Report on Form 20-F as filed with the SEC on April 29, 2010)
4.6*	Share Exchange Agreement with Qeyos Ad Systems Inc. dated January 28, 2011
4.7*	Debt Settlement and Subscription Agreement dated January 28, 2011 with R. J. Tocher Holdings Ltd.
4.8*	Form of Private Placement Subscription Agreement
4.9*	2011 Stock Option Plan
8.1	Significant Subsidiary of our Company as at January 28, 2011 - Qeyos Ad Systems Inc., a British Columbia corporation
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

* Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this shell company report on its behalf.

QWICK MEDIA INC.

By: /s/ Ross J. Tocher
Ross J. Tocher,
President and Chief Executive Officer
(Principal Executive Officer)

Date: February 3, 2011

By: /s/ Kevin Kortje
 Kevin Kortje Chief Financial Officer
(Principal Financial Officer
and Principal Accounting Officer)

Date: February 3, 2011