Form 20-F
period 2010-12-31
QWICK MEDIA INC.
filed 2011-05-04
CIK 1128790

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ x ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

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

Not Applicable
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 51,313,366 common shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
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
[ x ] YES [ ] NO

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). (Not applicable to the registrant at this time) [ ] YES [ ] NO

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [ ]	Accelerated filer [ ]	Non-accelerated filer [ x ]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [ x ]	International Financial Reporting Standards as issued	Other [ ]
by the International Accounting Standards Board [ ]

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
[ ] Item 17 [ ] Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
[ ] YES [ x ] NO

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.
[ ] YES [ ] NO

INTRODUCTION AND INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This annual company report on Form 20-F contains forward-looking statements. Forward-looking statements are projections in respect of future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “intend”, “expect”, “plan”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, or “continue”, or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, including the risks in the section entitled “Risk Factors” commencing on page 6, uncertainties and other factors, which may cause our or our industry’s actual results, levels of activity or performance to be materially different from any future results, levels of activity or performance expressed or implied by these forward-looking statements. These risks and uncertainties include: a renewed downturn in international economic conditions; any adverse occurrence with respect to the development or marketing of our technology; any adverse occurrence with respect to any of our licensing agreements; our ability to successfully bring products to market; product development or other initiatives by our competitors; fluctuations in the availability and cost of materials required to produce our products; any adverse occurrence with respect to distribution of our products; potential negative financial impact from claims, lawsuits and other legal proceedings or challenges; and other factors beyond our control.

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

PART I

ITEM 1	Identity of Directors, Senior Management and Advisers

Not applicable.

ITEM 2	Offer Statistics and Expected Timetable

Not applicable.

ITEM 3	Key Information

A.	Selected Financial Data

The following financial data summarizes selected financial data for our company prepared in accordance with United States generally accepted accounting principles (“US GAAP”) for the five fiscal years ended December 31, 2010. The information presented below for the five year period ended December 31, 2010 is derived from our financial statements which were examined by our independent auditor. The information set forth below should be read in conjunction with our audited financial statements and related notes included in this annual report, and with the information appearing under the heading “Item 5. Operating and Financial Review and Prospects”. The data is presented in U.S. dollars.

Selected Financial Data
(Stated in U.S. Dollars - Calculated in accordance with US GAAP)
(Audited)

	Year ended Dec. 31, 2010 (audited)	Year ended Dec. 31, 2009 (audited)	Year ended Dec. 31, 2008 (audited)	Year ended Dec. 31, 2007 (audited)	Year ended Dec. 31, 2006 (audited)
Net sales or operating revenue	$ -	$ -	$ -	$ -	$ -
Total expenses	188,016	226,924	104,412	74,191	67,488
Loss from operations and continuing operations	188,016	226,924	104,412	74,191	67,488
Net loss	188,016	226,924	104,412	74,191	67,488
Basic and diluted loss per common share	(0.00)	0.01	0.01	0.01	0.01
Total assets	1,340,858	1,433	659	1,234	396
Total liabilities	439,471	297,030	650,962	547,125	472,096
Total stockholders’ equity (deficiency)	901,387	(295,597)	(650,303)	(545,891)	(471,700)
Capital stock	51,313	51,313	12,538	12,538	12,538
Weighted average number of common shares outstanding	51,313,366	22,311,517	12,538,000	12,538,000	12,538,000
Number of common shares outstanding as at period end	51,313,366	51,313,366	12,538,000	12,538,000	12,538,000
Long-term debt	-	-	-	-	-
Dividends per common share	-	-	-	-	-

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Much of the information included in this annual report includes or is based upon estimates, projections or other “forward-looking statements”. Such forward-looking statements include any projections or estimates made by our company and our management in connection with our business operations. While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein. Such estimates, projections or other forward-looking statements involve various risks and uncertainties as outlined below. We caution the reader that important factors in some cases have affected and, in the future, could materially affect actual results and cause actual results to differ materially from the results expressed in any such estimates, projections or other forward-looking statements.

The common shares of our company are considered speculative. You should carefully consider the following risks and uncertainties in addition to other information in this annual company report in evaluating our company and our business before purchasing any shares of our company. Our business, operating and financial condition could be harmed due to any of the following risks.

Risks Relating to our Business

Our company currently does not generate revenue from its planned operations, and as a result, we face a high risk of business failure.

We have not generated any revenues from our planned operations to date. As of December 31, 2010, we had accumulated $1,141,243 in losses since inception. As a result of the completion of the acquisition of the shares of Qeyos on January 28, 2011, our business is now the development of proprietary software, know-how and hardware. Our software and hardware is used in the digital out-of-home (“DOOH”) media advertising industry. Therefore, our principal business is to provide our clients with advertising opportunities through self-service, interactive digital kiosks, interactive window displays, interactive transit displays and other interactive out-of-home advertising displays, such as digital wall-scapes, spectaculars and mall displays that we own and operate in North American and Chinese advertising markets. Our ability to generate revenues from planned advertising sales depends largely on our ability to provide a large interactive network of digital kiosks and digital TV screens that show our programs in high traffic locations at trade-show exhibitions and large retail stores and shopping malls. This, in turn, requires that we obtain specialized broadcast interactive television (“Micro-broadcast”) contracts or concession rights contracts in order to operate our business. As such, in order to generate revenues, we will incur substantial expenses in the development of our business. We therefore expect to incur significant losses in the foreseeable future. We recognize that if we are unable to generate significant revenues from our activities, our entire business may fail. There is no history upon which to base any assumption as to the likelihood that we will be successful in our plan of operation, and we can provide no assurance to investors that we will generate operating revenues or achieve profitable operations in the future.

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

We had cash in the amount of $700,996 and a working capital of $261,525 as of December 31, 2010. Although we obtained cash of $2,000,000 as a result of the closing of the private placement on January 28, 2011, if our current sources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of convertible debt securities or additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations and liquidity.

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

  preserve our position in the interactive digital media markets in North America and China;

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

We do not have any current plans to expand outside our existing sector and enter into more advertising segments to diversify our revenue sources. As a result, if there were a downturn our advertising sector for any reason, we may not be able to diversify our revenue sources and our ability to generate revenues and our results of operations could be materially and adversely affected.

If we are unable to carry out our plan of operations as specified in proposed contracts or obtain new contracts or concession rights contracts on commercially advantageous terms or at all, we may be unable to maintain or expand our Micro-broadcast network coverage and our costs may increase significantly in the future.

Our ability to generate planned revenues from advertising sales depends largely upon our ability to provide a large interactive network of digital kiosks and digital TV screens that show our programs in high traffic locations of trade-show exhibitions, large retail stores and shopping malls. This, in turn, requires that we obtain Micro-broadcast contracts or concession rights contracts to operate our business. There are no assurances that we will be able to carry out our operations in a manner as specified in such future contracts or that the typical terms of such contracts, ranging from three to five years, will be capable of including any automatic renewal provisions.

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

Current laws and regulations in North America and China may prohibit any entities or individuals from broadcasting non-advertising content through television networks without the prior approval of the relevant authorities. Applicable laws and regulations do not, however, expressly classify the display of non-advertising content through digital media networks such as ours as a form of broadcasting. Although we believe we are in compliance with current laws and regulations in the jurisdictions in which we intend to operate we cannot assure you that the relevant authorities will reach the same conclusion.

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

We plan to engage third-party agencies to assist us in sourcing advertising clients from time to time. We do not have any long-term or exclusive agreements with these agencies, including our key third-party agencies, and cannot assure that we will obtain or continue to maintain favorable relationships with them. If we fail to obtain and retain key third-party agencies or attract additional agencies, we may not be able to secure or retain advertising clients or attract new advertisers or advertising agency clients and our business and results of operations could be materially adversely affected.

We shall be dependent on a limited number of customers for a significant portion of our revenues and this dependence may continue or reoccur in the future, which would make us more vulnerable to the loss of intended major customers or delays in payments from these customers.

Given our limited operating history and the rapid growth of our industry, we cannot assure that we will not be dependent on a small number of customers in the future. If we fail to sell our services to one or more of our major customers in any particular period, or if a large customer purchases less of our services or fails to purchase additional advertising time on our Micro-broadcast networks, our revenues could be unrealized or could decline and our operating results could be adversely affected. In addition, the dependence on a small number of customers could leave us more vulnerable to delays in payments from these customers. If one of our intended anchor customers is significantly delinquent with their payments, our financial conditions may be materially and adversely affected.

If we are unable to adapt to changing advertising trends and the technology needs of advertisers and consumers, we will not be able to compete effectively and we will be unable to realize, increase or maintain our revenues which may materially and adversely affect our business prospects and revenues.

The market for interactive advertising requires us to continuously identify new advertising trends and the technological needs of both advertisers and consumers, which may require us to develop new formats, features and enhancements for our Micro-broadcasting advertising network.

We must be able to quickly and cost-effectively expand into additional advertising media and platforms beyond interactive kiosks and interactive digital TV screens if advertisers find other media and platforms, such as mobile applications, to be more attractive and cost-effective. In addition, as the advertising industry is highly competitive and fragmented with many advertising agencies exiting and emerging, we must closely monitor the trends in the advertising agency community. We must maintain strong relationships with leading advertising agencies to make certain that we are reaching the leading advertisers and are responsive to the needs of both the advertising agencies and the advertisers.

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

Our future quarterly and annual operating results are difficult to predict and may fluctuate significantly from period to period based on the seasonality of interactive, consumer spending and corresponding advertising trends in North America and China. In addition, DOOH and advertising spending in North America and China generally tends to increase during holidays and tends to decrease during the fourth quarter. DOOH and advertising spending in North America and China is also affected by certain special events and related government measures. As a result, period-to-period comparisons of our operating results may be unreliable as an indication of our future performance.

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

The reporting and functional currency of our company is the U.S. dollar. However, a substantial portion of the expected revenues and expenses of our consolidated operating subsidiaries and affiliate entities may be denominated in CAD and RMB. The value of these currencies against the U.S. dollar may fluctuate and is affected by, among other things, changes in the political and economic conditions in Canada and China. Fluctuations in exchange rates, primarily those involving the U.S. dollar, may affect the relative purchasing power of our working capital and our balance sheet and earnings per share in U.S. dollars. In addition, appreciation or depreciation in the value of the foreign currencies relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations. Fluctuations in the exchange rate will also affect the relative value of any dividend we may issue which will be exchanged into U.S. dollars, and earnings from, and the value of, any U.S. dollar-denominated investments we make in the future.

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

Our officers and directors, in the aggregate, beneficially own 48.59% of the issued and outstanding shares of our common stock. As a result, they have the ability to influence matters affecting our shareholders, including the election of our directors, the acquisition or disposition of our assets, and the future issuance of our shares. Because our officers, directors and principal shareholders control such shares, investors may find it difficult to replace our management if they disagree with the way our business is being operated. Because the influence by these insiders could result in management making decisions that are in the best interest of those insiders and not in the best interest of the investors, you may lose some or all of the value of your investment in our common stock.

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

The Financial Industry Regulatory Authority, or FINRA, has adopted sales practice requirements which may also limit a shareholder’s ability to buy and sell our stock.

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

Principal Office

Our principal executive offices are located at 3162 Thunderbird Crescent, Burnaby, British Columbia, Canada V5A 3G4. Our telephone number at this address is 778-370-1715 and our fax number is 778-370-1720. Our registered office in the Cayman Islands is at 89 Nexus Way, Camana Bay, George Town, Grand Cayman, Cayman Islands KY1-9007.

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

On June 22, 2010, we changed our name to “Qwick Media Inc.” with the Registrar of Companies of the Cayman Islands and, on July 15, 2010, we received approval from the Financial Industry Regulatory Authority (FINRA) for that name change. The name change was approved by the shareholders of the Company at its annual and special meeting held on June 18, 2010. On March 15, 2011 we changed our trading symbol to “QWIKF”.

On January 28, 2011 we completed the acquisition of Qeyos Ad Systems Inc. (“Qeyos”), pursuant to which we acquired all of the issued and outstanding common shares of Qeyos from its shareholders in exchange for the issuance of a total of 4,789,035 shares of our common stock on the basis of one share of our common stock for each share of Qeyos. We issued all of such shares to five Qeyos shareholders who are non-U.S. persons (as that term is defined in Regulation S of the Securities Act of 1933, as amended) in an offshore transaction relying on Regulation S and/or Section 4(2) of the Securities Act of 1933, as amended.

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

Capital Expenditures

During the three fiscal years ended December 31, 2010, 2009 and 2008, we did not undertake any capital expenditures. Our planned capital expenditures for the next twelve months are summarized below under the heading “Liquidity and Capital Resources – Anticipated Cash Requirements”.

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

Our software and hardware is used in the DOOH advertising industry. Therefore, our principal business is to provide our clients with advertising opportunities through self-service interactive digital kiosks, interactive window displays, interactive transit displays and other interactive out-of-home advertising displays, such as digital wallscapes, spectaculars and mall displays, that we own or operate in North American advertising markets and in China. Our business in China is conducted via an agreement with Companion Sino-net Technology Development (Beijing) Co., Ltd., which is an indirect 90% corporate subsidiary and affiliate of R. J. Tocher Holdings Ltd., a company owned by our Chief Executive Officer Ross James Tocher.

We go well beyond combining advertising content with non-advertising content, such as news, weather, sports and comedy clips, in our digital TV screen programs. Our interactive hardware is sleekly designed to enhance any public environment and is configured to suit any marketing communications need. QM’s touch-screen interactive kiosks support mobile apps and iPhone/smart phone integration, while enabling shoppers to access relevant information and self-service their needs through interactive directories, wayfinding, coupons and other instant, on-demand media. Marketers are learning to project their brand channels beyond their Web pages. Brand awareness strategies are extending from the home through to the point of sale using digital signage. The emerging trend in advertising is to deliver Micro-broadcast networks and new age advertising content management services to marketing clientele and their consumers. Essentially, we plan to be a complete digital signage company that builds state-of-the-art interactive kiosks and point-of-sale (“POS”) systems, and provides advertising content and Micro-broadcast solutions for private channel digital marketing into high traffic, public spaces; thus, empowering advertisers to target and engage audiences where and when they shop and socialize.

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

Our Strengths

Our digital platform allows people to comparison shop on a mass scale, thus creating a consumer paradigm shift on “what the product is worth” rather than “how much it costs”. This is analogous to free market bargaining, negotiation and dynamic perception of value. The digital marketplace has eroded retail systems into a bazaar marketplace: “Wholesale or no sale” mentality. To exploit opportunities, we look to valid data and analysis along with other important market clues to conditions, momentum, and trends. Reported figures are read in context with expert opinion, forecasts, and strategic insight from those inside advertising and digital signage, and from credible industry analysts. We look for patterns, corroborate facts, and apply our own knowledge, experience and collective wisdom. “Being at the right place, at the right time” is critical. The compounding trends of technology, social, environmental and economic factors present a unique timing opportunity for deployment of Micro-broadcasting systems.

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

Market Values

Digital signage is a multi-billion dollar industry today. Right now, across North America alone, and via approximately 200 networks, there are well over 1.1 million distinct advertising spots playing on place-based screens and kiosks. Sector growth is measured in double digits and deployment, advertising rate cards, and advertising revenues all are pointing up. For a total value estimate in Qwick Media’s context as a full-spectrum digital signage provider, we look to data from the hardware and software side, as well as to revenue reports from the advertising sector and advertiser expenditures. Data gives us a measure of the value of the industry today, and how it is expected to grow.

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

  71% : Percentage of shoppers who describe digital signage as ‘Attention grabbing’ (OMAC Mediaplanet Nat. Post).
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

Questions of digital signage, interactive displays and supporting technology, however, are met with enthusiasm – particularly over the last several months. This suggests that, across sectors, digital systems and the media strategies they support are advancing into marketing plans and onto blueprints. Interactive digital signage is top-of-mind for retailers of every size and shape.

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

  Marketing’s ‘holy grail’: Potential digital signage/ interactive kiosks technology establish a cause and effect link between message and results. Expect mass adoption of DS and related tech (State of Digital Abbott Digital Signage Today).

  Design: What digital signage and media is becoming fundamental to – where screens are positioned and how they support the shopper will become more understood. Planners will start to integrate screens right from design of retail and environmental planning – already used in next generation and concept stores (State of Digital Gorrie Digital Signage Today).

  Interactive storefront windows: Several chains are leveraging the power of interactive displays to market their products, including Tommy Hilfiger and Nike, shoppers could upload images, even design their own shoe and ‘save’ it for pick-up. Watch for more of this.

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

  Self service: Most consumers now perceive a well-designed self service interface as time saving and a way to access additional services at their convenience (Top 100 Customer experience).

Market Speak

There will be further development of strategic partnerships, helping drive the industry. Innovative tech, forward thinking and dedication will prevail.

Pierre Richer, President COO, NEC Display Solutions (Mediaplanet WSJ)

We see increased interactivity between DS and POS, brands and retailers want to see the impact in their sales in real time. Many are already doing it – I believe it will become commonplace. Jose Avalos, Intel Corp (Mediaplanet WSJ)

Kiosks will come to replace many ATM’s and be used by banks more widely due to their mobility, interactive abilities, and because they are cheaper to operate than a branch – the next step is the digital commerce kiosk with video.

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

  Build Local Sales Teams in Major Additional Cities and Increase our Sales and Utilization Rate of Advertising Time Slots in these Cities. Currently, we have offices in Vancouver and Burnaby, Canada and in Beijing, Wuxi and Shenzhen China where we maintain our business development and sales network. We plan to build local sales teams in several additional cities associated with key locations of Micro-broadcast sponsors to strengthen our sales efforts in these cities, further develop relationships with local advertisers, increase our direct sales of advertising time slots in these cities and improve our utilization rate, or the percentage of available time slots that we sell to advertisers.

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

Employees

We had 18 employees as of April 29, 2011. Generally we enter into standard employment contracts with our officers, managers and other employees. According to these contracts, all of our employees are prohibited from engaging in any other employment during the period of their employment with us. The employment contracts with officers and managers are subject to renewal every three years and the employment contracts with other employees are subject to renewal every year.

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

Self Regulation Practices - Code of Advertising Practices in Digital Media

We are committed to delivering our advertiser’s message to the consumer. This role in the arena of public discourse requires both a defense of free speech and sensitivity to contemporary standards and concerns. Qwick Media recognizes the need to balance these demands and therefore adheres to the following code of advertising practices:

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

North American Regulation

Particular to Business in the United States

Over the past decade, federal and state governments have passed advertising laws that protect consumer privacy and ensure fair and truthful advertising practices online. The Federal Trade Commission Act allows the Federal Trade Commission (the “FTC”) to act in the interest of all consumers to prevent deceptive and unfair acts or practices. In interpreting Section 5 of the Act, the Commission has determined that a representation, omission or practice is deceptive if it is likely to mislead consumers and affect consumers’ behavior or decisions about the product or service. In addition, an act or practice is unfair if the injury it causes, or is likely to cause, is substantial, not outweighed by other benefits and not reasonably avoidable.

The FTC Act prohibits unfair or deceptive advertising in any medium. That is, advertising must tell the truth and not mislead consumers. A claim can be misleading if relevant information is left out or if the claim implies something that’s not true. Sellers are responsible for claims they make about their products and services. Third parties - such as advertising agencies also may be liable for making or disseminating deceptive representations if they participate in the preparation or distribution of the advertising, or know about the deceptive claims. Advertising agencies or website designers are responsible for reviewing the information used to substantiate ad claims. They may not simply rely on an advertiser’s assurance that the claims are substantiated. In determining whether an ad agency should be held liable, the FTC looks at the extent of the agency’s participation in the preparation of the challenged ad, and whether the agency knew or should have known that the ad included false or deceptive claims.

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

Additional financing will be required. We have not generated any revenues from our planned operations to date. As of December 31, 2010, we had accumulated $1,141,243 in losses since inception. We require approximately $2,000,000 per year to maintain operations at their current level, to fund the costs attributed to wages, rents, general and administrative expenses.

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

Our principal executive offices and operating headquarters are located in Burnaby, British Columbia, where we lease approximately 3,000 square meters of office and warehouse space. Our branch offices lease approximately 908 square meters of office space in three other locations, including Vancouver, British Columbia and Beijing, Shenzhen and Wuxi, China.

ITEM 4A	Unresolved Staff Comments

Not applicable.

ITEM 5	Operating and Financial Review and Prospects

The information in this section is presented in accordance with United States generally accepted accounting principles.

A.	Operating Results

The following summary should be read in conjunction with our audited financial statements for the years ended December 31, 2010, 2009 and 2008, which are included in this annual report on Form 20-F.

	Year Ended December 31, 2010 (audited)	Year Ended December 31, 2009 (audited)	Year Ended December 31, 2008 (audited)
Expenses
Filing and stock transfer fees	$838	$ 8,088	2,801
Interest	19,097	34,311	31,045
Management fees	78,903	55,657	15,287
Office and sundry	13,452	3,968	645

	Year Ended December 31, 2010 (audited)	Year Ended December 31, 2009 (audited)	Year Ended December 31, 2008 (audited)
Professional fees	75,726	106,444	54,634
Loss on debt settlement foreign exchange	-	18,456	-
Total expenses	188,016	226,924	104,412
Net Loss	(188,016)	(226,924)	(104,412)

Revenue

We are a development stage company and have not generated any revenues from our business operations since inception. Our company does not currently own any property interests.

Expenses

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

Our operating expenses for the year ended December 31, 2010 were $188,016 compared to $226,924 for the year ended December 31, 2009. This decrease in operating expenses of $38,908 was primarily due to decreases in filing and stock transfer fees, interest, loss on debt settlement foreign exchange and professional fees. Our company also incurred a $23,246 increase in management fees and a $9,484 increase in office and sundry.

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

B.           Liquidity and Capital Resources

Our financial position as at December 31, 2010 and December 31, 2009 and the changes for the years then ended are as follows:

Working Capital

	As at December 31, 2010 (audited)	As at December 31, 2009 (audited)
Current Assets	$ 700,996	$ 1,433
Current Liabilities	439,471	297,030
Working Capital (Deficiency)	$ 261,525	$ (295,597)

Our working capital deficiency decreased from ($295,597) at December 31, 2009 to $261,525 at December 31, 2010 as a result of an increase in cash, long-term investments, notes and accrued interest payable and promissory note and accrued interest payable and a decrease in accounts payable. Subsequent to the year ended December 31, 2010, we completed a private placement of 10,000,000 common shares at a price of $0.20 per share for aggregate gross proceeds of $2,000,000 and the issuance of 637,140 common shares at a deemed price of $0.20 per share in settlement of US$127,428 debt outstanding.

Cash Flows

	Year Ended December 31, 2010 (audited)	Year Ended December 31, 2009 (audited)	Year Ended December 31, 2008 (audited)
Net cash used in Operating Activities	$ (157,525)	$ (166,466)	$ (56,022)
Net cash provided in Financing Activities	1,496,950	167,240	55,447
Net cash provided in Investment Activities	$ (639,862)	$ -	$ -
Increase (decrease) in Cash during the Year	$ 699,563	$ 774	$ (575)
Cash, Beginning of Year	1,433	659	1,234
Cash, End of Year	$ 700,996	$ 1,433	$ 659

Operating activities used cash of $157,525 during the year ended December 31, 2010 as compared to $166,466 during the year ended December 31, 2009. The decrease was primarily due to decreased filing and stock transfer fees, interest fees and professional fees.

During the year ended December 31, 2010, our net cash used in investing activities increased over the period ended December 31, 2009 due to intercorporate loans made to Qeyos Ad Systems Inc., now a wholly-owned subsidiary of the company. Net cash received from financing activities increased over the prior period ended December 31, 2009 due to funds received from private placement subscriptions for 6,925,000 common shares of our company issued at a price of $0.20 per share.

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

Going Concern

Due to the uncertainty of our ability to meet our current operating and capital expenses, in their report on the annual financial statements for the year ended December 31, 2010, our independent auditors included an explanatory paragraph regarding concerns about our ability to continue as a going concern.

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

F.	Contractual Obligations

We do not have any contractual obligations.

G.	Safe Harbor

Not applicable.

ITEM 6	Directors, Senior Management and Employees

A.	Directors and Senior Management

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

Brian joined RBC Capital Markets in 1989 after completing a Bachelor of Commerce in Finance at the University of British Columbia. Brian Petersen was responsible for the Income Trust Group which works with all industry groups in the origination and execution of equity and merger and acquisitions (M&A) mandates in the Income Trust and Royalty Trust sector. The group also provided coverage support for accounts in the income trust sector. Clients included Pengrowth Energy Trust, Bell Nordiq Income Fund, Keyspan Facilities Income Fund and NAL Oil and Gas Trust. Brian is a member of RBC Capital Markets’ New Names Committee. Brian has had extensive experience in investment banking with RBC Capital Markets in Calgary from 1991 to 1999 and in Houston from 1999 to 2002. He has provided advice to corporations in Canada and the U.S. regarding M&A assignments, debt and equity financing, including an integral role in the Income Trust sector where he has been involved in over $11 billion of equity offerings since 1993. He has been active in the structuring and marketing of many IPO’s in the sector. Between 2005 and 2010 Brian Petersen provided his investment banking expertise to Toronto’s Sprott Securities Inc. and he founded and sold to Versant Partners Inc. his interests in a Calgary-based boutique banking firm Petersen Capital Corp.

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

Gregory G. Dureault

Mr. Dureault holds Bachelor’s Degrees in Economics and Law from the University of Saskatchewan earned in 1984 and has been a Member of the law Society of British Columbia since June 14, 1985. Mr. Dureault has experience as an international corporate and North American securities lawyer. In addition to his legal experience, Mr. Dureault was founder and president of IBC Investments Limited from 1995 to 2001 with former Canadian federal finance Minister the Honorable Mr. Otto Jelinek, who was a co-director of IBC Investments Limited between 1995 and 2000 based out of Prague, Czech Republic. IBC was involved in the business of acquiring and licensing certain U.S. Patents, each entitled “Methods and Apparatus For Playing Bingo Over A Wide Geographic Area” and registered in the U.S. including No. 5,351,970 issued October 24, 1994, No. 5,569,083 issued October 29, 1996, and No. 5,857,911 issued January 12, 1999, and developing tracking software and related technology underlying such patented know-how that was offered to the government lottery industry. At IBC Investments, Mr. Dureault gained experience in the deployment of television lottery game show content and pattern recognition lottery technologies, Web content and point of sales delivery programs over closed intranet systems that are similar to those offered by the interactive technologies of the Company.

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

Steve Owst

Mr. Owst holds a U.K. Royal Air Force Bachelors degree in Aerospace Engineering, and has since become a leader in the creation and support of innovative interactive TV applications for Cable Operators across North America. Mr. Owst has over 25 years experience in the high-technology and telecom sectors. From January 2005 to December 2006 he was employed as a Senior Manager with Telus Corporation, one of Canada’s largest telecom companies. From May 2003 to January 2005 he was the Chief Technical Officer (CTO) of Alternet Systems Inc. From January 2000 to May 2003 he was employed as an account manager for Nokia, Canada. He joined Qeyos Ad Systems Inc. as Chief Technology Officer at inception in January 2009.

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

Executive Compensation

The following table sets forth all compensation received during the two years ended December 31, 2010 and December 31, 2009 by our chief executive officer, chief financial officer and each of the other most highly compensated executive officers whose total compensation exceeded $100,000 in such fiscal year.

SUMMARY COMPENSATION TABLE
Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensa tion ($)	Total ($)
J. Stephen Barley Secretary, Treasurer and Director(1)(2)	2010 2009	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	$63,885(4) 55,287(4)	$63,885(4) 55,287(4)

Ross J. Tocher President and Chief Executive Officer and Director (3)	2010 2009	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil
Kevin Kortje Chief Financial Officer(5)	2010 2009	N/A N/A	N/A N/A	N/A N/A	N/A N/A	N/A N/A	N/A N/A	N/A N/A	N/A N/A
Barb Welsh Director(6)	2010 2009	N/A N/A	N/A N/A	N/A N/A	N/A N/A	N/A N/A	N/A N/A	N/A N/A	N/A N/A
Brian Petersen Director(6)	2010 2009	N/A N/A	N/A N/A	N/A N/A	N/A N/A	N/A N/A	N/A N/A	N/A N/A	N/A N/A
Gregory G. Dureault Senior Vice President and General Counsel(6)	2010 2009	N/A N/A	N/A N/A	N/A N/A	N/A N/A	N/A N/A	N/A N/A	N/A N/A	N/A N/A
Alan Husejnagic Vice President of Operations(6)	2010 2009	N/A N/A	N/A N/A	N/A N/A	N/A N/A	N/A N/A	N/A N/A	N/A N/A	N/A N/A
Steve Owst Vice President of Sales(6)	2010 2009	N/A N/A	N/A N/A	N/A N/A	N/A N/A	N/A N/A	N/A N/A	N/A N/A	N/A N/A
Scott Lupien Vice President of Asian Operations(6)	2010 2009	N/A N/A	N/A N/A	N/A N/A	N/A N/A	N/A N/A	N/A N/A	N/A N/A	N/A N/A

(1)

Mr. Barley was appointed president, chief executive officer, chief financial officer, secretary, treasurer and director of our company on October 5, 2000. He resigned as president and chief executive officer on September 10, 2008 and as chief financial officer on January 28, 2011. Mr. Barley resigned as the Secretary, Treasurer and a director of our company on March 31, 2011.

(2)

Compensation attributable to Mr. Barley is paid pursuant to a management agreement dated December 1, 2000, between our company and CHM Consulting Inc., a company wholly-owned by J. Stephen Barley. This agreement was terminated and superseded by a new consulting agreement dated November 1, 2008 with CHM Financial Services Inc. CHM Consulting Inc. received monthly payments of $750 pursuant to the former agreement and CHM Financial Services Inc. receives $5,600 (CDN$5,600) per month pursuant to the new agreement.

(3)	Mr. Tocher was appointed as our president and chief executive officer effective September 10, 2008.

(4)	Representing consulting fees of $5,600 (CDN$5,600 per month, payable in Canadian dollars, to CHM Financial Services Inc., a company wholly-owned by Mr. Barley.

(5)	Mr. Kortje was appointed as our chief financial officer effective January 28, 2011.

(6)	Ms. Welsh and Mr. Petersen were appointed as directors and Mr. Dureault, Mr. Husejnagic, Mr. Owst and Mr. Lupien were appointed officers each effective January 28, 2011.

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

The services of J. Stephen Barley, a former director and executive officer, were provided to us pursuant to a consulting agreement dated November 1, 2008 with CHM Financial Services Inc. which replaced the former agreement dated December 1, 2000 with CHM Consulting Inc., both companies being wholly-owned by Mr. Barley. Pursuant to the consulting agreement, our company pays CHM Financial Services Inc. a management fee of $5,600 (CDN$5,600) per month, payable in Canadian dollars. The fee to CHM Consulting Inc. was $750 per month under the former agreement. The agreement with CHM Consulting Inc. terminated on February 28, 2011.

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

Directors of our company may be paid for their expenses incurred in attending each meeting of the directors. In addition to expenses, directors may be paid a sum for attending each meeting of the directors or may receive a stated salary as director. No payment precludes any director from serving our company in any other capacity and being compensated for such service. Members of special or standing committees may be allowed similar reimbursement and compensation for attending committee meetings. During the year ended December 31, 2010, we did not pay any compensation or grant any stock options to our directors and officers.

Grants of Plan-Based Awards

There were no grants of plan-based awards made to our executive officers during the year ended December 31, 2010.

Outstanding Equity Awards at Fiscal Year-End

As at December 31, 2010, there were no unexercised options, stock that had not vested or equity incentive plan awards held by our executive officers.

Option Exercises and Stock Vested

As of the end of our fiscal year ended December 31, 2010, we had no form of an incentive stock option plan.

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

The following table sets out particulars of stock options we have granted as of April 29, 2011:

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

As of the date of this annual company report, our entire board functions as our audit committee. The audit committee reviews and approves the scope of the audit procedures employed by our independent auditors, reviews the results of the auditor’s examination, the scope of audits. The audit committee also recommends the selection of independent auditors.

This annual company report does not include an attestation report of our company’s independent registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our company’s independent registered public accounting firm pursuant to temporary rules of the SEC that permit our company to provide only management’s report in this annual company report.

D.	Employees

Our company is currently operated by Ross Tocher as our president and chief executive officer and Kevin Kortje as our chief financial officer. We anticipate that we will be conducting most of our business through agreements with consultants and third parties. Neither of Messrs. Tocher or Kortje has an employment agreement with us.

E.	Share Ownership

As of April 29, 2011, there were 66,739,541 common shares of our company issued and outstanding. Of the shares issued and outstanding on that date, our directors and officers owned the following common shares:

Name and Address of Beneficial Owner	Position Held With the Company	Amount and Nature of Beneficial Ownership	Percentage of Class(1)
Ross J. Tocher 780-333 Seymour Street	President and Chief Executive Officer	30,325,135(2)	45.44%

Vancouver, BC V6B 5A6
Kevin Kortje 780-333 Seymour Street Vancouver, BC V6B 5A6	Chief Financial Officer	300,000(3)	0.45%
Barb Welsh 780-333 Seymour Street Vancouver, BC V6B 5A6	Director	300,000(3)	0.45%
Brian Petersen 780-333 Seymour Street Vancouver, BC V6B 5A6	Director	300,000(3)	0.45%
Gregory G. Dureault 780-333 Seymour Street Vancouver, BC V6B 5A6	Senior Vice President and General Counsel	300,000(3)	0.45%
Alan Husejnagic 780-333 Seymour Street Vancouver, BC V6B 5A6	Vice President of Operations	300,000(3)	0.45%
Steve Owst 780-333 Seymour Street Vancouver, BC V6B 5A6	Vice President of Sales	200,000(4)	0.30%
Scott Lupien 780-333 Seymour Street Vancouver, BC V6B 5A6	Vice President of Asian Operations	400,000(5)	0.60%
Directors and Executive Officers as a Group (five persons)		32,425,135(6)	48.59%

(1)	Percentage based on 66,739,541 shares of common stock outstanding on April 29, 2011.
(2)

Includes 6,171,021 shares of common stock held by R J Tocher Holdings Ltd., a private company wholly owned by Ross J. Tocher, 15,594,628 shares of common stock held by Concept Financial Inc., a private company wholly owned by Ross J. Tocher, and 8,259,486 shares of common stock held by In Touch Digital Media, a private company wholly owned by Ross J. Tocher. Also includes options to acquire 300,000 common shares at an exercise price of $0.20 per share until December 29, 2015.

(3)	Includes options to acquire 300,000 common shares at an exercise price of $0.20 per share until December 29, 2015.
(4)	Includes options to acquire 200,000 common shares at an exercise price of $0.20 per share until December 29, 2015.
(5)	Includes options to acquire 400,000 common shares at an exercise price of $0.20 per share until December 29, 2015.
(6)	Includes options to acquire 2,100,000 common shares at an exercise price of $0.20 per share until December 29, 2015.

ITEM 7	Major Shareholders and Related Party Transactions

A.	Major Shareholders

As of April 29, 2011, there were 66,739,541 common shares of our company issued and outstanding. The following table sets forth persons known to us to be the beneficial owner of more than five (5%) of our common shares as of April 29, 2011:

Name	Number of Common Shares Beneficially Owned	Percentage(1)
Ross J. Tocher(2) 780-333 Seymour Street Vancouver, BC V6B 5A6	30,325,135	45.44%

(1)

Based on 66,739,541 shares of common stock issued and outstanding as of April 29, 2011. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Except as otherwise indicated, we believe that the beneficial owners of the common stock listed above, based on information furnished by such owners, have sole investment and voting power with respect to such shares, subject to community property laws where applicable.

(2)

Includes 6,171,021 shares of common stock held by R J Tocher Holdings Ltd., a private company wholly owned by Ross J. Tocher, 15,594,628 shares of common stock held by Concept Financial Inc., a private company wholly owned by Ross J. Tocher, and 8,259,486 shares of common stock held by In Touch Digital Media, a private company wholly owned by Ross J. Tocher. Also includes options to acquire 300,000 common shares at an exercise price of $0.20 per share until December 29, 2015.

The voting rights of our major shareholder do not differ from the voting rights of holders of our company’s shares who are not major shareholders.

As of April 29, 2011, our 66,739,541 issued and outstanding common shares are held as follows:

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

The following are related party transactions and amounts owing that are not otherwise disclosed elsewhere:

a)

We paid a management fee of $63,885 (2009: $55,287; 2008: $15,287) to a company controlled by a director for the year ended December 31, 2010. The management services were on a month to month basis at $750 per month until September 30, 2008. On November 1, 2008, we entered into an agreement with the same party in which we agreed to pay $5,000 plus applicable sales tax in Canadian dollars, per month for management services on a month to month basis.

b)	As of December 31, 2010, accounts payable of $120 (2009: $295) was owing to a director of our company and $Nil (2009: $10,037) was owing to a company controlled by the same director.

c)	As of December 31, 2010, accounts payable of $5,209 (2009: $Nil) was owing to a company controlled by an officer of our company.

d)	Interest expensed by the Company relating to notes payable due to a company with a common director amounted to $Nil (2009: $5,327; 2008: $6,868) for the year ended December 31, 2010.

e)	Interest expensed by the Company relating to notes payable due to a company with a common officer amounted to $158 (2009: $6,100; 2008: $304) for the year ended December 31, 2010.

f)

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

A.	Financial Statements and Other Financial Information

Our financial statements are stated in U.S. dollars and are prepared in accordance with US GAAP. Financial statements included with this annual company report are listed below:

Audited Annual Financial Statements for Qwick Media Inc. as at December 31, 2010 and 2009, and for the fiscal years ended December 31, 2010, 2009 and 2008:

(a)	Independent Auditor’s Report of Morgan & Company dated May 2, 2011 on the Financial Statements as at December 31, 2010, 2009 and 2008;

(b)	Balance Sheets at December 31, 2010 and 2009;

(c)	Statements of Operations for the years ended December 31, 2010, 2009 and 2008, and for the period October 5, 2000 (Date of Inception) to December 31, 2010;

(d)	Statements of Cash Flows for the years ended December 31, 2010, 2009 and 2008, and for the period October 5, 2000 (Date of Inception) to December 31, 2010;

(e)	Statement of Shareholders’ Equity (Deficiency) from October 5, 2000 (Date of Inception) to December 31, 2010; and

(f)	Notes to Financial Statements.

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

None.

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

All of our common shares are issued in registered form. The transfer of our common shares is managed by our transfer agent, Pacific Stock Transfer Company, 4045 South Spencer Street, Suite 403, Las Vegas, NV 89119 (Telephone: 702.361.3033; Facsimile: 702.433.1979) .

B.	Plan of Distribution

Not applicable.

C.	Markets

Since October 2001, our common shares have been quoted exclusively on the OTC Bulletin Board, however the shares have not traded since January 1, 2003.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10	Additional Information

A.	Share Capital

Issued and Outstanding – Common Shares
Number of Shares
Balance, December 31, 2010	51,313,366
Issued since December 31, 2010	15,426,175
Balance, April 29, 2011	66,739,541

Stock Options Outstanding
		Weighted
		Average
	Number	Exercise Price
Balance, December 31, 2010	Nil	N/A
Granted since December 31, 2010	2,400,000	$0.20
Balance, April 30, 2011	2,400,000	$0.20

B.	Memorandum and Articles of Association

The information required by this item is incorporated herein by reference from our prospectus filed on June 9, 2009.

C.	Material Contracts

The material contracts to which we are a party which were entered into during the last two years are as follows:

  Share Exchange Agreement dated as of January 28, 2011 between the Company and the shareholders of Qeyos Ad Systems Inc.
D.	Exchange Controls

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

Documents concerning our company referred to in this annual company report may be viewed by appointment during normal business hours at our registered and records office at Suite 800 - 885 West Georgia Street, Vancouver, British Columbia, Canada, V6C 3H1.

I.	Subsidiary Information

We have one subsidiary, Qeyos Ad Systems Inc., a British Columbia corporation.

ITEM 11	Quantitative and Qualitative Disclosures About Market Risk

Not applicable.

ITEM 12	Description of Securities Other Than Equity Securities

Not applicable.

PART II

ITEM 13	Defaults, Dividend Arrearages and Delinquencies

Not applicable.

ITEM 14	Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

ITEM 15	Controls and Procedures Controls and Procedures

A. Disclosure Controls and Procedures

As required by paragraph (b) of Rules 13a-15 or 15d-15 under the Exchange Act, our principal executive officer and principal financial officer evaluated our company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of the end of the period covered by this annual report on Form 20-F. Based on this evaluation, these officers concluded that as of the end of the period covered by this Annual Report on Form 20-F, our disclosure controls and procedures were not effective to ensure that the information required to be disclosed by our company in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission. These disclosure controls and procedures include controls and procedures designed to ensure that such information is accumulated and communicated to our company’s management, including our company’s principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure. The conclusion that our disclosure controls and procedures were not effective was due to the presence of material weaknesses in internal control over financial reporting as identified below under the heading “Management’s Report on Internal Control Over Financial Reporting.” Management anticipates that such disclosure controls and procedures will not be effective until the material weaknesses are remediated. Our company intends to remediate the material weaknesses as set out below.

Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues, if any, within our company have been detected.

B. Management’s Report on Internal Control Over Financial Reporting

Our company’s management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) for our company. Our company’s internal control over financial reporting is designed to provide reasonable assurance, not absolute assurance, regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States of America. Internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our company’s assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles in the United States of America, and that our company’s receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on our financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions and that the degree of compliance with the policies or procedures may deteriorate.

Our management, including our principal executive officer and principal financial officer, conducted an evaluation of the design and operation of our internal control over financial reporting as of December 31, 2010 based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, our management concluded our internal control over financial reporting was not effective as at December 31, 2010 due to the following material weaknesses: (i) inadequate segregation of duties and effective risk assessment; and (ii) insufficient written policies and procedures for accounting, financial reporting and corporate governance.

Our company has taken steps to enhance and improve the design of our internal controls over financial reporting, however these steps were not complete as of December 31, 2010. During the period covered by this annual report on Form 20-F, we have not been able to remediate the material weaknesses identified above. To remediate such weaknesses, we plan to implement the following changes during our fiscal year ending December 31, 2011: (i) address inadequate segregation of duties and ineffective risk management; and (ii) adopt sufficient written policies and procedures for accounting, financial reporting and corporate governance. The remediation efforts set out above are largely dependent upon our company securing additional financing to cover the costs of implementing the changes required. If we are unsuccessful in securing such funds, remediation efforts may be adversely affected in a material manner.

Our internal control over financial reporting was not subject to attestation by our independent registered public accounting firm pursuant to the rules of the Securities and Exchange Commission that permit us to provide only management’s report in this annual report.

Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues, if any, within our company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake.

C. Changes in Internal Controls Over Financial Reporting

There were no changes in internal controls over financial reporting during the year ended December 31, 2010. However, as a result of the evaluation of our internal control over financial reporting as of December 31, 2010, conducted by our principal executive officer and principal financial officer, we expect to make such changes in the year ended December 31, 2011.

ITEM 15T	Controls and Procedures

Not applicable.

ITEM 16	[Reserved]

ITEM 16A	Audit Committee Financial Expert

Our board of directors has determined that Brian Peterson qualifies as an “audit committee financial expert” as defined in Item 16A(b) of Form 20-F, and is “independent” as the term is defined by Nasdaq Marketplace Rule 4200(a)(15).

We believe that the members of our board of directors are collectively capable of analyzing and evaluating our financial statements and understanding internal controls and procedures for financial reporting. In addition, we believe that retaining another independent director who would qualify as an “audit committee financial expert” would be overly costly and burdensome and is not warranted in our circumstances given the early stages of our development and the fact that we have not generated revenues to date.

ITEM 16B	Code of Ethics

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

Our Code of Business Conduct and Ethics was filed with the Securities and Exchange Commission on March 30, 2004 as Exhibit 14.1 to our annual report on Form 10-KSB. We will provide a copy of the Code of Business Conduct and Ethics to any person without charge, upon request. Requests can be sent to: Qwick Media Inc., 780 – 333 Seymour Street, Vancouver, British Columbia V6B 5A6.

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

Our current independent public accountants provided audit and other services during the fiscal years ended December 31, 2010 and 2009 as follows:

	2010	2009
	($)	($)
Audit Fees	16,349	22,200
Audit-Related Fees	9,741	4,450
Tax Fees	-	-
All Other Fees	-	-
Total Fees	26,090	26,650

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

ITEM 16D.	Exemption from the Listing Standards for Audit Committees

Not applicable.

ITEM 16E	Purchases of Equity Securities the Company and Affiliated Purchasers

Not applicable.

ITEM 16F	Change in Registrant’s Certifying Accountant

Not applicable.

ITEM 16G	Corporate Governance

Not applicable.

ITEM 17	Financial Statements

Financial Statements Filed as Part of this Report:

Audited Annual Financial Statements for Qwick Media Inc. as at December 31, 2010, 2009 and 2008:

(a)	Independent Auditor’s Report of Morgan & Company dated May 2, 2011 on the Financial Statements as at December 31, 2010, 2009 and 2008;

(b)	Balance Sheets at December 31, 2010 and 2009;

(c)	Statements of Operations for the years ended December 31, 2010, 2009 and 2008, and for the period October 5, 2000 (Date of Inception) to December 31, 2010;

(d)	Statements of Cash Flows for the years ended December 31, 2010, 2009 and 2008, and for the period October 5, 2000 (Date of Inception) to December 31, 2010;

(e)	Statement of Stockholders’ Equity (Deficiency) from October 5, 2000 (Date of Inception) to December 31, 2010; and

(f)	Notes to Financial Statements.

QWICK MEDIA INC.
(Formerly TUSCANY MINERALS LTD.
An Exploration Stage Company)

FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2010, 2009, and 2008

(Stated in U.S. Dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and Stockholders of
Qwick Media Inc.
(formerly Tuscany Minerals Ltd.
An Exploration Stage Company)

We have audited the accompanying balance sheets of Qwick Media Inc. (formerly Tuscany Minerals Ltd., an exploration stage company) as of December 31, 2010 and 2009, and the related statements of operations and cash flows for each of the three years in the period ended December 31, 2010, and for the cumulative period from October 5, 2000 (date of inception) to December 31, 2010, and stockholders’ equity (deficiency) for the cumulative period from October 5, 2000 (date of inception) to December 31, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2010 and 2009, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2010, and for the cumulative period from October 5, 2000 (date of inception) to December 31, 2010, in conformity with United States generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations, has negative cash flows, has a stockholders’ deficiency and is dependent upon obtaining adequate financing to fulfil its development activities and upon future profitable operations. These factors raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also discussed in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Vancouver, Canada	”Morgan & Company”

May 2, 2011	Chartered Accountants

QWICK MEDIA INC.
(formerly TUSCANY MINERALS LTD.
An Exploration Stage Company)

BALANCE SHEETS
(Stated in U.S. Dollars)

	DECEMBER 31
	2010	2009
ASSETS
Current
Cash	$700,996	$1,433
Promissory Notes Receivable	639,862	-
	$1,340,858	$1,433

LIABILITIES
Current
Accounts payable and accrued liabilities	$36,260	$25,191
Notes and accrued interest payable	127,428	14,995
Promissory note and accrued interest payable	275,783	256,844
	439,471	297,030
STOCKHOLDERS’ EQUITY (DEFICIENCY)
Capital Stock	51,313	51,313
Additional Paid-in Capital	606,317	606,317
Share Subscriptions Received	1,385,000	-
Deficit Accumulated During The Exploration Stage	(1,141,243)	(953,227)
	901,387	(295,597)
	$1,340,858	$1,433

The accompanying notes are an integral part of these financial statements.

QWICK MEDIA INC.
(formerly TUSCANY MINERALS LTD.
An Exploration Stage Company)

STATEMENTS OF OPERATIONS
(Stated in U.S. Dollars)

							PERIOD FROM
							DATE OF
							INCEPTION
							OCTOBER 5
							2000 TO
							DECEMBER
		YEARS ENDED DECEMBER 31					31,
		2010		2009		2008	2010

Expenses
Consulting fee	$	−	$	−	$	−	$3,193
Filing and stock transfer fees		838		8,088		2,801	17,018
Foreign exchange loss on debt settlement		−		18,456		−	18,456
Interest (Note 7)		19,097		34,311		31,045	213,326
Management fee (Note 7)		78,903		55,657		15,287	213,597
Mineral property exploration expenditure		−		−		−	8,500
Mineral property option payment		−		−		−	3,428
Office and sundry		13,452		3,968		645	23,941
Oil and gas property exploration expenditures		−		−		−	202,686
Professional fees		75,726		106,444		54,634	398,610
Travel and business development		−		−		−	38,488
		188,016		226,924		104,412	1,141,243

Net Loss For The Period		$(188,016)		$(226,924)		$(104,412)	$(1,141,243)

Basic And Diluted Loss Per Common Share		$(0.00)		$(0.01)		$(0.01)

Weighted Average Number Of Common Shares Outstanding		51,313,366		22,311,517		12,538,000

The accompanying notes are an integral part of these financial statements.

QWICK MEDIA INC.
(formerly TUSCANY MINERALS LTD.
An Exploration Stage Company)

STATEMENTS OF CASH FLOWS
(Stated in U.S. Dollars)

								PERIOD FROM
								DATE OF
								INCEPTION
								OCTOBER 5,
								2000 TO
		YEARS ENDED DECEMBER 31						DECEMBER 31,
		2010		2009		2008		2010

Cash Flows (Used In) Provided By:
Operating Activities

Net loss for the period		$(188,016)		$(226,924)		$(104,412)		$(1,141,243)

Adjustment to reconcile net loss to net cash used by operating activities:
Foreign exchange loss on debt settlement		−		18,456		−		18,456

Changes in non-cash operating working capital items:
Accounts payable and accrued liabilities		11,069		7,691		17,345		127,916
Accrued interest payable		19,422		34,311		31,045		213,651
		(157,525)		(166,466)		(56,022)		(781,220)

Investing Activities
Promissory note advances		(639,862)		−		−		(639,862)

Financing Activities
Proceeds from notes payable		111,950		167,240		55,447		465,028
Proceeds from promissory note payable		−		−		−		196,050
Proceeds from issuance of common shares		−		−		−		76,000
Proceeds from share subscriptions received		1,385,000		−		−		1,385,000
		1,496,950		167,240		55,447		2,122,078

Net Increase (Decrease) In Cash		699,563		774		(575)		700,996

Cash, Beginning Of Period		1,433		659		1,234		−

Cash, End Of Period		$700,996		$1,433		$659		$700,996

Non-cash Financing Activities
Common stock issued to settle debt	$	−		$581,630	$	−		$581,630

Supplemental Disclosure of Cash Flow Information
Interest paid	$	−	$	−	$	−	$	−
Income taxes paid	$	−	$	−	$	−	$	−

The accompanying notes are an integral part of these financial statements.

QWICK MEDIA INC.
(formerly TUSCANY MINERALS LTD.
An Exploration Stage Company)

STATEMENT OF STOCKHOLDERS’ EQUITY (DEFICIENCY)
PERIOD FROM INCEPTION, OCTOBER 5, 2000, TO DECEMBER 31, 2010
(Stated in U.S. Dollars)

			COMMON STOCK					DEFICIT
	NUMBER							ACCUMULATED
	OF				ADDITIONAL	SHARE		DURING THE	CUMULATIVE
	COMMON		PAR		PAID-IN	SUBSCRIPTIONS		EXPLORATION	TRANSLATION
	SHARES		VALUE		CAPITAL	RECEIVED		STAGE	ADJUSTMENT		TOTAL

		$		$		$-	$		$-	$
Balance, October 5, 2000	-		-		-			-			-

November 2000 - Shares issued for cash at $0.001	6,500,000		6,500		-	-		-	-		6,500
November 2000 - Shares issued for cash at $0.01	6,000,000		6,000		54,000	-		-	-		60,000
December 2000 - Shares issued for cash at $0.25	38,000		38		9,462	-		-	-		9,500
Translation adjustment	-		-		-	-		-	660		660
Net loss for the period	-		-		-	-		(7,310)	-		(7,310)
Balance, December 31, 2000	12,538,000		12,538		63,462	-		(7,310)	660		69,350

Translation adjustment	-		-		-	-		-	(752)		(752)
Net loss for the year	-		-		-	-		(54,811)	-		(54,811)
Balance, December 31, 2001	12,538,000		12,538		63,462	-		(62,121)	(92)		13,787

Translation adjustment	-		-		-	-		-	16		16
Net loss for the year	-		-		-	-		(24,972)	-		(24,972)
Balance, December 31, 2002	12,538,000		12,538		63,462	-		(87,093)	(76)		(11,169)

Translation adjustment	-		-		-	-		-	(205)		(205)
Net loss for the year	-		-		-	-		(271,508)	-		(271,508)
Balance, December 31, 2003	12,538,000		12,538		63,462	-		(358,601)	(281)		(282,882)

Translation adjustment	-		-		-	-		-	281		281
Net loss for the year	-		-		-	-		(72,049)	-		(72,049)
Balance, December 31, 2004	12,538,000		12,538		63,462	-		(430,650)	-		(354,650)

Net loss for the year	-		-		-	-		(49,562)	-		(49,562)
Balance, December 31, 2005	12,538,000		12,538		63,462	-		(480,212)	-		(404,212)

Net loss for the year	-		-		-	-		(67,488)	-		(67,488)
Balance, December 31, 2006	12,538,000		12,538		63,462	-		(547,700)	-		(471,700)

Net loss for the year	-		-		-	-		(74,191)	-		(74,191)
Balance, December 31, 2007	12,538,000		12,538		63,462	-		(621,891)	-		(545,891)

Net loss for the year	-		-		-	-		(104,412)	-		(104,412)
Balance, December 31, 2008	12,538,000		12,538		63,462	-		(726,303)	-		(650,303)

September 2009 - Shares issued for settling debt at $0.015	38,775,366		38,775		542,855	-		-	-		581,630
Net loss for the year	-		-		-	-		(226,924)	-		(226,924)
Balance, December 31, 2009	51,313,366		51,313		606,317	-		(953,227)	-		(295,597)

Share subscriptions received	-		-		-	1,385,000		-	-		1,385,000
Net loss for the year	-		-		-	-		(188,016)	-		(188,016)

Balance, December 31, 2010	51,313,366		$51,313		$606,317	$1,385,000		$(1,141,243)	$-		$901,387

The accompanying notes are an integral part of these financial statements.

QWICK MEDIA INC.
(formerly TUSCANY MINERALS LTD.
An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008
(Stated in U.S. Dollars)

1.	NATURE OF OPERATIONS AND GOING CONCERN

a)	Organization

Qwick Media Inc. (“the Company”) is governed by the corporate laws of the Cayman Islands. It is currently a reporting issuer in the Province of British Columbia, Canada. Principal executive offices are located in Vancouver, British Columbia, Canada. The registered office is in the Cayman Islands.

The Company was incorporated on October 5, 2000 under the laws of the State of Nevada. Effective June 26, 2006, it re-domiciled from the State of Nevada to the State of Washington. Effective July 7, 2009, it re-domiciled from the State of Washington to the State of Wyoming for the sole purpose of effecting a continuance to the Cayman Islands. Effective July 28, 2009, the Company re-domiciled to the Cayman Islands and became a foreign private issuer with the US Securities and Exchange Commission (“SEC”).

On October 6, 2009, the Company changed its name from “Tuscany Mineral, Ltd.” to “Tuscany Minerals Ltd.”. On June 22, 2010, the Company changed its name to “Qwick Media Inc.”

b)	Exploration Stage Activities

The Company had been in the exploration stage since its formation and has not realized any revenues. The Company had previous exploration activities in the natural gas and oil business in 2003 and in the acquisition and exploration of mining properties prior to 2003. As at December 31, 2010 and 2009, the Company was an inactive shell company.

On January 28, 2011, the Company acquired Qeyos Ad Systems Inc., which is in the business of developing and customizing software for use in digital media kiosks. Accordingly, subsequent to December 31, 2010, the Company ceased to be an inactive shell company and became a development stage company.

c)	Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern.

QWICK MEDIA INC.
(formerly TUSCANY MINERALS LTD.
An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008
(Stated in U.S. Dollars)

1.	NATURE OF OPERATIONS AND GOING CONCERN (Continued)

	c)	Going Concern (Continued)

As shown in the accompanying financial statements, the Company has incurred accumulated losses of $1,141,243 for the period from October 5, 2000 (inception) to December 31, 2010 and has no revenue. The future of the Company is dependent upon its ability to obtain adequate financing and upon future profitable operations. Management has plans to seek additional capital financing through private placement and a public offering of the Company’s common stock and from the issuance of promissory notes. The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts of and classification of liabilities that might be necessary in the event the Company cannot continue in existence.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

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

The financial statements have, in management’s opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

	a)	Cash and Cash Equivalents

Cash consists of cash on deposit with high quality major financial institutions. The carrying amounts approximated fair market value due to the liquidity of these deposits. For purposes of the balance sheets and statements of cash flows, the Company considers all highly liquid debt instruments purchased with maturity of three months or less to be cash equivalents. The Company had no cash equivalents at December 31, 2011 or 2009.

	b)	Use of Estimates and Assumptions

The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses for the reporting period. Actual results could differ from these estimates. The significant areas requiring management’s estimates and assumptions include the fair value of shares issued to settle debt, valuation allowance for income tax purposes and fair value measurement of financial instruments.

QWICK MEDIA INC.
(formerly TUSCANY MINERALS LTD.
An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008
(Stated in U.S. Dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

	c)	Foreign Currency Translation

The Company’s functional currency is the U.S. dollar. Transactions in foreign currency are translated in accordance with SFAS 52, Foreign Currency Translation (codified in ASC Topic 830, Foreign Currency Matters), into U.S. dollars and reporting as follows:

i)	monetary items at the exchange rate prevailing at the balance sheet date;
ii)	non-monetary items at the historical exchange rate;
iii)	revenue and expense at the average exchange rate in effect during the applicable accounting period.

Gains and losses on foreign currency transactions are reported in the statements of operations.

d)	Basic and Diluted Loss Per Share

The Company computes loss per share in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 128 – “Earnings Per Share” (codified in ASC Topic 260, Earnings Per Share). Under these provisions, basic loss per share is computed using the weighted average number of common stock outstanding during the periods. Diluted loss per share is computed using the weighted average number of common and potentially dilutive common stock outstanding during the period. As the Company generated net losses in the period presented, the basic and diluted loss per share is the same as the exercise of options or warrants would be anti-dilutive.

e)	Fair Value of Financial Instruments

ASC Topic 820-10 establishes a three-tier value hierarchy, which prioritizes the inputs used in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers are:

•	Level 1 – defined as observable inputs such as quoted prices in active markets;

•	Level 2 – defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and

•	Level 3 – defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

QWICK MEDIA INC.
(formerly TUSCANY MINERALS LTD.
An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008
(Stated in U.S. Dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

e)	Fair Value of Financial Instruments (Continued)

Cash consists of cash on deposit with a high quality major financial institution. The carrying cost approximates fair value due to the liquidity of these deposits. The carrying amounts of other financial assets and liabilities comprising amounts receivable, accounts payable and accrued liabilities, and notes payable, were a reasonable approximation of their fair value.

f)	Income Taxes

The Company has adopted SFAS No. 109 – “Accounting for Income Taxes” (codified in ASC Topic 740, Income Taxes). This standard requires the use of an asset and liability approach for financial accounting, and reporting on income taxes. If it is more likely than not that some portion or all of a deferred tax asset will not be realized, a valuation allowance is recognized.

g)	Asset Retirement Obligations

The Company follows SFAS No. 143 (codified in ASC Topic 410 Asset Retirement Obligations), which requires that an asset retirement obligation (“ARO”) associated with the retirement of a tangible long-lived asset be recognized as a liability in the period which it is incurred and becomes determinable, with an offsetting increase in the carrying amount of the associated asset.

The cost of the tangible asset, including the initially recognized ARO, is depleted, such that the cost of the ARO is recognized over the useful life of the asset. The ARO is recorded at fair value, and accretion expense is recognized over time as the discounted liability is accreted to its expected settlement value. The fair value of the ARO is measured using expected future cash flow, discounted at the Company’s credit-adjusted risk-free interest rate. To date, no asset retirement obligations exist and no liability has been recorded.

h)	Asset Impairment

Long-lived assets are tested for recoverability whenever events or changes in circumstances indicate the carrying amount may not be recoverable, pursuant to guidance established in SFAS No. 144, “Accounting for the Impairment or Disposal of Long-lived Assets” (codified in ASC Topic 360-50, Impairment or Disposal of Long- lived Assets). The Company determines impairment by comparing the undiscounted future cash flows estimated to be generated by its assets to their respective carrying amounts. If impairment is deemed to exist, assets are written down to fair value.

QWICK MEDIA INC.
(formerly TUSCANY MINERALS LTD.
An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008
(Stated in U.S. Dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

i)	Comprehensive Loss

SFAS 130, Reporting Comprehensive Income, (codified in ASC Topic 220, Comprehensive Income) establishes standards for the reporting and display of comprehensive loss and its components in the financial statements. As at December 31, 2010 and 2009, the Company has no items that represent a comprehensive loss and, therefore, has not included a schedule of comprehensive loss in the financial statements.

j)	Common Share Non-Monetary Consideration

In situations where common shares are issued and the fair value of the goods or services received is readily determinable, the fair value of the common shares is used to measure and record the transaction. The fair value of the common shares issued in exchange for the receipt of goods and services is based on the stock price as of the earliest of:

	i)	the date at which the counterparty’s performance is complete;
	ii)	the date at which a commitment for performance by the counterparty to earn the common shares is reached; or
	iii)	the date at which the common shares are issued if they are fully vested and non- forfeitable at that date.

3.	RECENT ACCOUNTING PRONOUNCEMENTS

In February 2010, FASB issued Accounting Standards Update (“ASU”) 2010-09 Subsequent Events (Topic 855) Amendments to Certain Recognition and Disclosure Requirements. ASU 2010-09 removes the requirement for an SEC filer to disclose a date of the subsequent event in both issued and revised financial statements. Revised financial statements include financial statements reissued as a result of either correction of an error or retrospective application of GAAP. All of the amendments in ASU 2010-09 are effective upon issuance of the final ASU, except for the use of the issued date for conduit debt obligors. That amendment is effective for interim or annual periods ending after June 15, 2010. The Company adopted ASU 2010-09 in February 2010, and it did not impact the Company’s financial statements.

In January 2010, the FASB issued ASU 2010-06, Fair Value Measurements and Disclosures (Topic 820), Improving Disclosures about Fair Value Measurements, amending ASC 820. ASU 2010-06 requires entities to provide new disclosures and clarify existing disclosures relating to fair value measurements. The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in Level 3 fair value measurements, which are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The Company is currently evaluating the impact of ASU 2010-06, but does not expect its adoption to have a material impact on the Company’s financial position or results of operations.

QWICK MEDIA INC.
(formerly TUSCANY MINERALS LTD.
An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008
(Stated in U.S. Dollars)

4.	PROMISSORY NOTES RECEIVABLE

At December 31, 2010, two promissory notes aggregating $639,862 (2009 - $Nil) are due from a company having the same chief executive officer and controlling shareholder. These amounts are due on demand, are interest free and unsecured.

5.	NOTES AND ACCRUED INTEREST PAYABLE

Notes payable balance at December 31, 2010 was $127,428 (2009 - $14,995), including accrued interest of $483 (2009 - $228). All notes payable were unsecured, payable on demand, and bore interest at 8% per annum. These amounts are due to a company with a common director or a common officer.

On September 30, 2009, the Company entered into debt settlement agreements with the note payable holder of principal and interest of $407,191 for shares in the Company’s common stock.

Interest expense for the year ended December 31, 2010 amounted to $158 (2009 - $15,372; 2008 - $12,055).

6.	PROMISSORY NOTE AND ACCRUED INTEREST PAYABLE

At December 31, 2010 the promissory note of $196,050 (2009 - $196,050) bore interest at 8% per annum and was repayable in full on January 28, 2004.

The Company had entered into various loan extension agreements since the initial due date, including a required balloon payout amount of $25,000. At December 31, 2010, the expiry date is January 28, 2011. Since advancement of funds to December 31, 2010 interest has accrued in the amount of $54,733 (2009- $35,794). Interest expensed for the year ended December 31, 2010 amounted to $18,939 (2009 - $18,939; 2008 - $18,991).

On September 30, 2009 the Company entered into a debt settlement agreement to settle $82,782 of the total accrued interest for 5,518,778 shares in the Company’s common stock.

7.	RELATED PARTY TRANSACTIONS AND AMOUNTS OWING

For the year ended December 31, 2010, the Company carried out a number of transactions with related parties in the normal course of business. These transactions were recorded at their exchange amount, which is the amount of consideration established and agreed to by the related parties.

QWICK MEDIA INC.
(formerly TUSCANY MINERALS LTD.
An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008
(Stated in U.S. Dollars)

7.	RELATED PARTY TRANSACTIONS AND AMOUNTS OWING (Continued)

The following are related party transactions and amounts owing at December 31, 2010 that are not otherwise disclosed elsewhere:

a)

The Company paid management fees of $63,885 (2009 - $55,287; 2008 - $15,287) to a company controlled by a director for the year ended December 31, 2010. The management services were on a month to month basis at $750 per month until September 30, 2008. On November 1, 2008, the Company entered into an agreement with the same party in which the Company agreed to pay $5,600 (CDN$5,600) per month for management services on a month to month basis.

b)	As of December 31, 2010, accounts payable of $120 (2009 - $295) was owing to a director of the Company and $11,200 (2009 - $10,037) was owing to a company controlled by the same director.

c)	As of December 31, 2010, accounts payable of $5,209 (2009 - $Nil) was owing to a company controlled by an officer of the Company.

d)	Interest expensed by the Company relating to notes payable due to a company with a common director amounted to $Nil (2009 - $5,327; 2008 - $6,868) for the year ended December 31, 2010.

e)	Interest expensed by the Company relating to notes payable due to a company with a common officer amounted to $158 (2009 - $6,100; 2008 - $304) for the year ended December 31, 2010.

f)

On September 30, 2009, the Company entered into debt settlement agreements with holders of promissory notes and an assignment of debt pursuant to which 21,287,895 shares of the Company’s common stock were issued to companies with a common officer to settle debt totalling $319,318.

8.	INCOME TAXES

The provision for income taxes differs from the result which would be obtained by applying the statutory income tax rate of 34% (2009 – 34%) to income before income taxes. The difference results from the following items:

	2010	2009	2008

Computed expected (benefit) income taxes	$(64,000)	$(77,100)	$(35,500)
Increase in valuation allowance	64,000	77,100	35,500
	$-	$-	$-

QWICK MEDIA INC.
(formerly TUSCANY MINERALS LTD.
An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008
(Stated in U.S. Dollars)

8.	INCOME TAXES (Continued)

Significant components of the Company’s deferred income tax assets are as follows:

	2010	2009	2008

Deferred income tax asset	$387,100	$323,100	$246,900
Valuation allowance	(387,100)	(323,100)	(246,900)
	$-	$-	$-

The Company has net operating losses of approximately $1,141,000 (2009 - $953,000; 2008 - $726,000), which if unutilized, will expire through to 2030. Future tax benefits, which may arise as a result of these losses, have not been recognized in these financial statements and have been offset by a valuation allowance.

9.	CAPITAL STOCK

	a)	Authorized

At December 31, 2010 and 2009, the Company was authorized to issue the following number and classes of shares:

400,000,000 common shares, $0.001 par value;

100,000,000 preferred shares, $0.001 par value, and series as determined by directors.

	b)	Issued, outstanding and fully paid

During 2010, the Company received $1,385,000 for share subscriptions under a private placement of common shares of the Company at a price of $0.20 per share.

During 2009, the Company issued 38,775,366 shares of the Company’s common stock to settle debt totaling $581,630, comprised of accounts payable $91,657, notes payable of $407,191 and promissory note and accrued interest of $82,782. This included debt settlement agreements with holders of promissory notes and assignment of debt pursuant to which 21,287,895 common shares of the Company were issued to companies with a common officer to settle debt totaling $319,318.

QWICK MEDIA INC.
(formerly TUSCANY MINERALS LTD.
An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008
(Stated in U.S. Dollars)

10.	COMMITMENTS AND CONTRACTUAL OBLIGATIONS

The Company had no significant commitments or contractual obligations with any parties respecting executive compensation, consulting arrangements, rental premises or other matters. Management services provided are on a month to month basis.

11.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The following table presents information about the Company’s financial instruments that have been measured at fair value as of December 31, 2010 and 2009, and indicates the fair value hierarchy of the valuation inputs utilized to determine such fair values:

2010	FAIR		LOANS AND
	VALUE		RECEIVABLES/	TOTAL
	INPUT	HELD-FOR-	AMORTIZED	CARRYING	FAIR
	LEVEL	TRADING	COST	VALUE	VALUE
Financial assets
Cash	1	$700,996	$-	$700,996	$700,996
Promissory notes receivable	3	-	639,862	639,862	639,862

		$700,996	$639,862	$1,340,858	$1,340,858

		OTHER	TOTAL
		FINANCIAL	CARRYING	FAIR
	LEVEL	LIABILITIES	VALUE	VALUE
Financial liabilities
Accounts payable and accrued liabilities	3	$36,260	$36,260	$36,260
Notes and accrued interest payable	3	127,428	127,428	127,428
Promissory note and accrued interest payable	3	275,783	275,783	275,783

		$439,471	$439,471	$439,471

2009	FAIR
	VALUE		TOTAL
	INPUT	HELD-FOR-	CARRYING	FAIR VALUE
	LEVEL	TRADING	VALUE
Financial assets
Cash	1	$1,433	$1,433	$1,433

15

QWICK MEDIA INC.
(formerly TUSCANY MINERALS LTD.
An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008
(Stated in U.S. Dollars)

11.	FINANCIAL INSTRUMENT AND RISK MANAGEMENT (Continued)

2009		OTHER	TOTAL
		FINANCIAL	CARRYING
	LEVEL	LIABILITIES	VALUE	FAIR VALUE
Financial liabilities
Accounts payable and accrued liabilities	3	$25,191	$25,191	$25,191
Notes and accrued interest payable	3	14,995	14,995	14,995
Promissory note and accrued interest payable	3	256,844	256,844	256,844

		$297,030	$297,030	$297,030

Due to the nature of cash, promissory notes receivable, accounts payable and accrued liabilities, and notes and promissory note payable, the fair value of these instruments approximated their carrying value. Promissory notes receivable, notes and promissory note are recorded at estimated fair value on issue and at amortized cost on an ongoing basis.

12.	SUBSEQUENT EVENTS

a)	The Company has entered into negotiations respecting a loan extension agreement to settle the debt or to extend the expiry date of the promissory note and accrued interest due January 28, 2011.

b)

On January 28, 2011, the Company received a further $640,000 for share subscriptions under a private placement of common shares of the Company at a price of $0.20 per share. On January 28, 2011, the Board of Directors of the Company authorized the issuance of 10,000,000 common shares of the Company.

c)

On January 28, 2011, the Board of Directors of the Company authorized the issuance of 637,140 common shares at a deemed price of $0.20 per share in settlement of $127,428 notes and accrued interest payable .

d)

On January, 2011, the Company adopted a stock option plan providing for the issuance of up to 6,620,230 shares of its common stock to the officers, directors, employees and consultants of the Company. Pursuant to this plan, the Company granted 2,400,000 options to purchase common stock at $0.20 per share, expiring on December 29, 2015.

QWICK MEDIA INC.
(formerly TUSCANY MINERALS LTD.
An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008
(Stated in U.S. Dollars)

12.	SUBSEQUENT EVENTS (Continued)

e)

On January 28, 2011, the Company completed the acquisition of Qeyos Ad Systems Inc. (“Qeyos”), pursuant to which it acquired all of the issued and outstanding common shares of Qeyos from its shareholders in exchange for the issuance of a total of 4,789,035 shares of the Company’s common stock on the basis of one share of common stock for each share of Qeyos. As a result of the acquisition of the Qeyos shares, the Company ceased to be a shell company and is now in the business of developing interactive proprietary software, intellectual property and hardware.

	i)	Basis of Presentation

The following pro-forma consolidated financial statements of Qwick Media Inc. reflect financial information which gives pro-forma effect to the issuance of common shares of the Company in exchange for a 100% controlling interest in Qeyos. These pro-forma consolidated financial statements have been prepared by management giving effect to the share exchange agreement (the “Agreement”) dated January 28, 2011.

For accounting purposes, the acquisition is being accounted for at historical values in a manner similar to the pooling of interests method since the chief executive officer and controlling shareholder of the Company is also the chief executive officer and controlling shareholder of Qeyos.

This information has been derived from the audited financial statements of the Company and the unaudited financial statements of Qeyos as of and for the year ended December 31, 2010. The unaudited pro-forma condensed financial information does not represent the results of the operations that would have occurred had the Agreement been consummated on the dates indicated or the financial position for any future day or period.

	ii)	Pro-Forma Adjustments

The following unaudited pro-forma adjustments are included in the unaudited pro-forma consolidated balance sheet as of December 31, 2010, and the unaudited pro-forma consolidated statements of operations for the years ended December 31, 2010 and 2009, and the unaudited pro-forma consolidated statement of stockholders’ equity (deficiency) for the year ended December 31, 2010, to reflect the acquisition of Qeyos by the Company:

a)

To record the issue of 4,789,035 of the Company’s common shares at $0.20 per share in exchange for all of the issued and outstanding shares of Qeyos, pursuant to a share exchange agreement dated January 28, 2011;

QWICK MEDIA INC.
(formerly TUSCANY MINERALS LTD.
An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008
(Stated in U.S. Dollars)

12.	SUBSEQUENT EVENTS (Continued)

ii)	Pro-Forma Adjustments (Continued)

	b)	To record a further $640,000 for share subscription agreements under a private placement of common shares of the Company at a price of $0.20 per share.

	c)	To record the issue of 637,140 common shares at $0.20 per share pursuant to a debt settlement agreement dated January 28, 2011;

	d)	To record the elimination of the investment in and the capital stock of Qeyos.

QWICK MEDIA INC.

PRO-FORMA CONSOLIDATED BALANCE SHEET

DECEMBER 31, 2010
(Unaudited)
(Stated in U.S. Dollars)

				PRO-FORMA
	QWICK MEDIA	QEYOS AD		ADJUSTMENTS	PRO-FORMA
	INC.	SYSTEMS INC	Note		CONSOLIDATE
					D
			12e)ii)
ASSETS

Current
Cash	$700,996	$176,852	b)	$640,000	$1,517,848
Accounts receivable	-	3,136		-	3,136
Recoverable taxes	-	47,944		-	47,944
Inventory	-	74,848		-	74,848
	700,996	302,780		640,000	1,643,776
Loan Term Investments
Promissory note receivable	639,862	-	d)	(639,862)	-
Investment in subsidiary	-	-	a)	957,807	-
	-	-	d)	(957,807)	-
	639,862	-		(639,862)	-

Property and Equipment	-	84,584		-	84,584

	$1,340,858	$387,364		$(138)	$1,728,360

LIABILITIES

Current
Accounts payable and accrued liabilities	$36,260	$18,630		$-	$54,890
Promissory note payable	-	648,630	d)	(648,630)	-
Notes and accrued interest payable	127,428	-	c)	(127,428)	-
Promissory note and accrued interest payable	275,783	-		-	275,783
	439,471	667,260		(776,058)	330,673

STOCKHOLDERS’ EQUITY (DEFICIENCY)

Capital Stock	51,313	957,886	a)	4,789	56,739
			c)	637
			d)	(957,886)

Additional Paid-In Capital	606,317	-	a)	953,018	1,686,126
			c)	126,791

Share Subscriptions Received	1,385,000	-	b)	640,000	2,025,000

Deficit	(1,141,243)	(1,237,782)	(d)	8,847	(2,370,178)

	901,387	(279,896)		776,196	1,397,687

	$1,340,858	$387,364		$(138)	$1,728,360

QWICK MEDIA INC.

PRO-FORMA CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)
(Stated in U.S. Dollars)

YEAR ENDED DECEMBER 31, 2010

			PRO-FORMA
	QWICK MEDIA	QEYOS AD	ADJUSTMENT	PRO-FORMA
			S
	INC.	SYSTEMS INC	(Note 12(e)(ii)(d))	CONSOLIDATED
Revenues
Advertising fees	$-	$2,718	$-	$2,718

Expenses
Amortization and depreciation	-	320	-	320
Advertising and promotion	-	8,610	-	8,610
Consulting fees	-	74,136	-	74,136
Filing and stock transfer fees	838	-	-	838
Foreign exchange	-	71,045	(8,847)	62,198
Interest and bank charges	19,097	572	-	19,669
Management fees	78,903	25,153	-	104,056
Office and administrative	13,452	53,212	-	66,664
Professional fees	75,726	48,152	-	123,878
Salary, wages and benefits	-	445,834	-	445,834
Software development	-	179,222	-	179,222
Travel	-	19,490	-	19,490
	188,016	925,746	(8,847)	1,104,915
Net Loss	$(188,016)	$(923,028)	$8,847	$(1,102,197)

Basic and Diluted Loss Per Common Share	$(0.00)			$(0.02)

Weighted Average Number of Common Shares Outstanding	51,313,366	100		66,739,541

YEAR ENDED DECEMBER 31, 2009
			PRO-FORMA
	QWICK MEDIA	QEYOS AD	ADJUSTMENTS	PRO-FORMA
	INC.	SYSTEMS INC		CONSOLIDATED
Expenses
Consulting fees	$-	$11,066	$-	$11,066
Filing and stock transfer fees	8,088	-	-	8,088
Foreign exchange	18,456	13,703	-	32,159
Interest and bank charges	34,311	361	-	34,672
Management fees	55,657	108,892	-	164,549
Office and administrative	3,968	24,416	-	28,384
Professional fees	106,444	-	-	106,444
Software development	-	156,316	-	156,316
	226,924	314,754	-	541,678
Net Loss	$(226,924)	$(314,754)	$-	$(541,678)

Basic and Diluted Loss Per Common Share	$(0.01)			$(0.01)

Weighted Average Number of Common Shares Outstanding	22,311,517	100		37,737,792

QWICK MEDIA INC.

PRO-FORMA STATEMENT OF STOCKHOLDERS’ EQUITY (DEFICIENCY)
YEAR ENDED DECEMBER 31, 2010
(Unaudited)
(Stated in U.S. Dollars)

	COMMON STOCK
	NUMBER
	OF		ADDITIONAL	SHARE
	COMMON	PAR	PAID-IN	SUBSCRIPTIONS	ACCUMULATED
	SHARES	VALUE	CAPITAL	RECEIVED	DEFICIT	TOTAL

Balance, December 31, 2009	51,313,366	$51,313	$606,317	$-	$(953,227)	$(295,597)

Share subscription received
(Note 12 e) ii) b)	-	-	-	2,025,000	-	2,025,000

Pro-forma shares issued:
Share exchange agreement for Qeyos (Note 12 e) ii) a)	4,789,035	4,789	953,018	-	-	957,807
Debt settlement - notes payable (Note 12 e) ii) c)	637,140	637	126,791	-	-	127,428

Pro-forma deficit accumulated:
Qeyos as at December 31, 2009	-	-	-	-	(314,754)	(314,754)

Pro-forma net loss for the period	-	-	-	-	(1,102,197)	(1,102,197)

Pro-forma balance, December 31, 2010	56,739,541	$56,739	$1,686,126	$2,025,000	$(2,370,178)	$1,397,687

ITEM 18	Financial Statements

Refer to “Item 17. Financial Statements”.

ITEM 19	Exhibits

The following exhibits are being filed as part of this annual company report, or are incorporated by reference where indicated:

Exhibit Number	Description of Exhibit
1.1	Memorandum of Association (incorporated by reference from Exhibit 3.1 to our current report on Form 8-K as filed with the SEC on August 5, 2009)
1.2	Articles of Association (incorporated by reference from Exhibit 3.2 to our current report on Form 8-K as filed with the SEC on August 5, 2009)
4.1	Consulting Agreement with CHM Financial Services Inc. dated November 1, 2008 (incorporated by reference from our Annual Report on Form 20-F as filed with the SEC on April 29, 2010)
4.2	Promissory Note with In Touch Digital Media Inc. dated February 18, 2009
4.3	Promissory Note with In Touch Digital Media Inc. dated March 31, 2009 (incorporated by reference from Exhibit 10.5 to our registration statement on Form S-4 as filed with the SEC on April 9, 2009)
4.4	Promissory Note with In Touch Digital Media Inc. dated May 8, 2009 (incorporated by reference from Exhibit 10.9 to our quarterly report on Form 10-Q as filed with the SEC on May 15, 2009)
4.5	Form of Debt Settlement and Subscription Agreement, effective as of September 30, 2009 (incorporated by reference from our Annual Report on Form 20-F as filed with the SEC on April 29, 2010)
4.6	Share Exchange Agreement with Qeyos Ad Systems Inc. dated January 28, 2011 (incorporated by reference from our Annual Report on Form 20-F as filed with the SEC on February 3, 2011)
4.7

Debt Settlement and Subscription Agreement dated January 28, 2011 with R. J. Tocher Holdings Ltd. (incorporated by reference from our Annual Report on Form 20-F as filed with the SEC on February 3, 2011)

4.8	Form of Private Placement Subscription Agreement (incorporated by reference from our Annual Report on Form 20-F as filed with the SEC on February 3, 2011)
4.9	2011 Stock Option Plan (incorporated by reference from our Annual Report on Form 20-F as filed with the SEC on February 3, 2011)
8.1	Significant Subsidiary of our Company as at January 28, 2011 - Qeyos Ad Systems Inc., a British Columbia corporation
12.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual company report on its behalf.

QWICK MEDIA INC.

By:	/s/Ross J. Tocher
Ross J. Tocher,
President and Chief Executive Officer
(Principal Executive Officer)

Date: May 2, 2011

By:	/s/Kevin Kortje
Kevin Kortje
Chief Financial Officer
(Principal Financial Officer
and Principal Accounting Officer)

Date: May 2, 2011