Form 20-F
period 2011-12-31
QWICK MEDIA INC.
filed 2012-04-30
CIK 1128790

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ x ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________to ____________________

OR

[ ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report:

Commission file number 000-32981

QWICK MEDIA INC.
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)

The Cayman Islands
(Jurisdiction of incorporation or organization)

3162 Thunderbird Crescent
Burnaby, British Columbia, Canada V5A 3G4
(Address of principal executive offices)

Ross Tocher, President
Telephone: 778.370.1715
Facsimile: 778-370-1720
3162 Thunderbird Crescent
Burnaby, British Columbia
Canada, V5A 3G4
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
71,128,456 common shares as of December 31, 2011

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
[ ]YES   [ x ]NO

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
[ ]YES   [ x ]NO

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
[ x ]YES   [ ]NO

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
[ x ]YES   [ ]NO

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
[ ]Item 17   [ ]Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
[ ]YES   [ x ]NO

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.
[ ]YES   [ ]NO

INTRODUCTION AND INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains forward-looking statements. Forward-looking statements are projections in respect of future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “intend”, “expect”, “plan”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, or “continue”, or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks in the section entitled “Risk Factors” commencing on page 6, which may cause our or our industry’s actual results, levels of activity or performance to be materially different from any future results, levels of activity or performance expressed or implied by these forward-looking statements. These risks and uncertainties include: a renewed downturn in international economic conditions; any adverse occurrence with respect to the development or marketing of our technology; any adverse occurrence with respect to any of our licensing agreements; our ability to successfully bring products to market; product development or other initiatives by our competitors; fluctuations in the availability and cost of materials required to produce our products; any adverse occurrence with respect to distribution of our products; potential negative financial impact from claims, lawsuits and other legal proceedings or challenges; and other factors beyond our control.

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

In this Form 20-F, unless otherwise stated, references to “we”, “us”, “our” and “Qwick” refer to Qwick Media Inc., a Cayman Islands corporation, and include, where applicable, our wholly-owned subsidiary, Qeyos Ad Systems Inc. (“Qeyos”), a British Columbia corporation, and its wholly-owned subsidiary, Wuxi Xun Fu Information Technology Co., Ltd. (“Wuxi”), a company incorporated under the laws of the People’s Republic of China, through which the majority of our operations are conducted. Unless otherwise stated, “$” refers to United States dollars.

PART I

ITEM 1	Identity of Directors, Senior Management and Advisers

Not applicable.

ITEM 2	Offer Statistics and Expected Timetable

Not applicable.

ITEM 3	Key Information

A.	Selected Financial Data

The following financial data summarizes selected financial data for our company prepared in accordance with United States generally accepted accounting principles (“US GAAP”) for the five fiscal years ended December 31, 2011. The information presented below for the five year period ended December 31, 2011 is derived from our financial statements which were examined by our independent auditor. The information set forth below should be read in conjunction with our audited financial statements and related notes included in this annual report, and with the information appearing under the heading “Item 5. Operating and Financial Review and Prospects”. The data is presented in U.S. dollars.

Selected Financial Data
(Stated in U.S. Dollars - Calculated in accordance with US GAAP)

	Year ended Dec. 31, 2011 (audited)	Year ended Dec. 31, 2010 (audited)	Year ended Dec. 31, 2009 (audited)	Year ended Dec. 31, 2008 (audited)	Year ended Dec. 31, 2007 (audited)
Revenue	$ 84,185	$ 2,718	$ -	$ -	$ -
Total expenses	3,260,144	1,104,915	351,291	104,412	74,191
Loss from operations and continuing operations	3,175,999	1,102,197	351,291	104,412	74,191
Net loss	3,175,999	1,102,197	351,291	104,412	74,191
Basic and diluted loss per common share	0.05	0.02	0.02	0.01	0.01
Total assets	1,542,848	1,088,360	1,433	659	1,234
Total liabilities	245,031	458,101	297,030	650,962	547,125
Total stockholders’ equity (deficiency)	(730,128)	630,259	(295,597)	(650,303)	(545,891)
Capital stock	71,128	56,102	56,102	12,538	12,538
Weighted average number of common shares outstanding	61,940,000	56,102,000	22,312,000	12,538,000	12,538,000
Number of common shares outstanding as at period end	71,128,456	56,102,401	56,102,401	12,538,000	12,538,000
Long-term debt	-	-	-	-	-
Dividends per common share	-	-	-	-	-

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

Our common shares are considered speculative. You should carefully consider the following risks and uncertainties in addition to other information in this annual report in evaluating our company and our business before purchasing any shares of our company. Our business, operating and financial condition could be harmed due to any of the following risks.

Risks Relating to our Business

Our company currently does not generate significant revenue from its operations, and as a result, we face a high risk of business failure.

We have not generated significant revenues from our operations to date. As of December 31, 2011, we had accumulated $5,546,177 in losses since inception. As a result of the completion of the acquisition of the shares of Qeyos on January 28, 2011, our business is the development of proprietary software, know-how and hardware. Our software and hardware is planned to be used in the digital out-of-home (“DOOH”) media advertising industry. Therefore, our principal business plan is to provide our clients with advertising opportunities through self-service, interactive digital kiosks, interactive window displays, interactive transit displays and other interactive out-of-home advertising displays, such as digital wall-scapes, spectaculars and mall displays that we plan to own and operate in North American and Chinese advertising markets. Our ability to generate revenues from planned advertising sales depends largely on our ability to provide a large interactive network of digital kiosks and digital TV screens that show our programs in high traffic locations at trade-show exhibitions and large retail stores and shopping malls. This, in turn, requires that we obtain specialized broadcast interactive television (“micro-broadcast”) contracts or concession rights contracts in order to operate our business. Our prior deployment of 80 locations in tire dealerships across Canada in cooperation with Yokohama (Canada) Inc. was terminated in or about May 2011. Since then the Company has been working on obtaining alternative high traffic locations, which is on-going and inconclusive to date. As such, in order to generate significant revenues, we will incur substantial expenses in the development of our business. We therefore expect to incur significant losses in the foreseeable future. We recognize that if we are unable to generate significant revenues from our activities, our entire business may fail. There is no history upon which to base any assumption as to the likelihood that we will be successful in our plan of operation, and we can provide no assurance to investors that we will generate operating revenues or achieve profitable operations in the future.

If we are not able to effectively protect our intellectual property, our business may suffer a material negative impact and may fail.

The success of our company will be dependent on our ability to protect and develop our technology; however, we have not yet obtained any patents or trademarks other than our U.S. trade name “Qwick Media”. We completed our registration of the U.S. trade-name “Qwick Media”, which was issued on September 20, 2011 under number 4,029,739. In addition, on March 30 2012 we applied under reference number 2065-100 for the Canadian trade name “Qwick Deal”, which application is pending. If we are unable to secure trademark and patent protection for our intellectual property in the future or that protection is inadequate for future products, our business may be materially adversely affected. Further, there is no assurance that our interactive kiosks and displays or other aspects of our business do not or will not infringe upon patents, copyrights or other intellectual property rights held by third parties. Although we are not aware of any such claims, we may become subject to legal proceedings and claims from time to time relating to the intellectual property of others in the ordinary course of our business. If we are found to have violated the intellectual property rights of others, we may be enjoined from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives. In addition, we may incur substantial expenses and diversion of management time in defending against these third-party infringement claims, regardless of their merit. Successful infringement or licensing claims against us may result in substantial monetary liabilities, which may materially and adversely disrupt our business.

We have had negative cash flows from operations and if we are not able to obtain further financing, our business operations may fail.

We had cash in the amount of $728,575 and a working capital of $1,211,391 as of December 31, 2011. If our current resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of convertible debt securities or additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations and liquidity.

In addition, our ability to obtain additional capital on acceptable terms is subject to a variety of uncertainties, including:

  investors’ perception of, and demand for, securities of alternative advertising media companies;

  conditions of the U.S. and other capital markets in which we may seek to raise funds;

  our future results of operations, financial condition and cash flows;

  the People’s Republic of China (the “PRC”) governmental regulation of foreign investment in our planned advertising services companies in the PRC;

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

Qeyos was incorporated and began software development operations in January 2009. Qeyos formed Wuxi as a 100% wholly owned foreign subsidiary company to conduct further software development operations in Wuxi, China, in April, 2011. Prior to our acquisition of Qeyos, we were a shell company. As such, our limited operating history may not provide a meaningful basis for readers to evaluate our business, financial performance and prospects. It is also difficult to evaluate the viability of our plan to implement an interactive digital media micro-broadcast network and other advertising media dedicated to the DOOH sector because we do not have sufficient experience to address the risks frequently encountered by early stage companies using new forms of advertising media and entering new and rapidly evolving markets. It may be difficult for readers to evaluate our senior management team and their effectiveness, on an individual or collective basis, and their ability to address future challenges to our business. Given our limited operating history, we may not be able to:

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

  obtain and retain advertising clients;

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

If advertisers or the viewing public do not accept, or lose interest in, our planned interactive digital media network, we may be unable to generate sufficient cash flow from our operating activities and our prospects and results of operations could be negatively affected.

The market for interactive digital media networks in North America and the PRC is relatively new and its potential is uncertain. We compete for advertising spending with many forms of more established advertising media, such as television, print media, Internet and other types of out-of-home advertising. Our success depends on the acceptance of our interactive digital media network by advertising clients and agencies and their continuing and increased interest in this medium as a component of their advertising strategies. Our success also depends on the viewing public continuing to be receptive to our interactive digital media network. Advertisers may elect not to use our services if they believe that consumers are not receptive to our micro-broadcast network or that our network does not provide sufficient value as an effective advertising medium. Likewise, if consumers find some element of our network to be disruptive or intrusive, large retailing companies may decide not to allow us to operate the interactive digital and interactive TV screens in stores or shopping malls or to place our programs in high traffic areas, and advertisers may view our micro-broadcast network as a less attractive advertising medium compared to other alternatives. In that event, advertisers may determine to decline spending on our micro-broadcast network and interactive advertising distribution channels.

Interactive DOOH advertising is a new concept in North America and the PRC and in the advertising industry generally. If we are not able to adequately track consumer responses to our programs, in particular tracking the demographics of consumers most receptive to interactive advertising, we will not be able to provide sufficient feedback and data to existing and potential advertising clients to help us generate demand and determine pricing. Without improved market research, advertising clients may reduce their use of interactive advertising and instead turn to more traditional forms of advertising that have more established and proven analytical methods of tracking effectiveness.

If a substantial number of advertisers lose interest in advertising on our planned micro-broadcast digital media networks for these or other reasons, or become unwilling to purchase advertising time slots on our planned network, we will be unable to generate sufficient revenues and cash flow to operate our business, and our revenues, prospects and results of operations could be negatively affected.

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

There is no assurance that we will be able to secure these contracts or obtain non-advertising content on satisfactory terms, or at all. In addition, some of the third-party content providers that currently do not charge us for their content may do so in the future. To make our programs more attractive, we must continue to secure contracts with these and other third-party content providers. If we fail to micro-broadcast networks unattractive and may not wish to purchase advertising time slots on our network, which would materially and adversely affect our ability to generate revenues from our advertising time slots and cause our revenues to decline and our business and prospects to deteriorate.

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

Current laws and regulations in North America and the PRC may prohibit any entities or individuals from broadcasting non-advertising content through television networks without the prior approval of the relevant authorities. Applicable laws and regulations do not, however, expressly classify the display of non-advertising content through digital media networks such as ours as a form of broadcasting. Although we believe we are in compliance with current laws and regulations in the jurisdictions in which we operate, we cannot assure you that the relevant authorities will reach the same conclusion.

If we are in fact deemed to be engaged in the broadcasting of non-advertising content, we may be subject to monetary penalties or may be forced to eliminate non-advertising content from the programs included in our micro-broadcast digital TV screens, all of which could have a material and adverse effect on our business operations. In addition, if new laws or regulations are promulgated that characterize our business operations as engaging in the broadcasting of non-advertising content, we would be required to obtain additional approvals and/or authorizations. If we fail to obtain any required approvals and/or authorizations, we may not be able to continue to include non-advertising content in our programs and advertisers may find our network less attractive and be unwilling to purchase advertising time slots on our network, which may cause our revenues to decline and our business and prospects to deteriorate.

Because we may rely on third-party agencies to help source advertising clients, our failure to retain key third-party agencies or attract additional agencies on favorable terms could materially and adversely affect our revenue growth.

We plan to engage third-party agencies to assist us in sourcing advertising clients from time to time. We do not have any long-term or exclusive agreements with these agencies, and cannot assure that we will obtain or continue to maintain favorable relationships with them. If we fail to obtain and retain key third-party agencies or attract additional agencies, we may not be able to secure or retain advertising clients or attract new advertisers or advertising agency clients and our business and results of operations could be materially adversely affected.

Because we may be dependent on a limited number of customers for a significant portion of our revenues and this dependence may continue or reoccur in the future, we may be vulnerable to the loss of major customers or delays in payments from these customers.

Given our limited operating history and the rapid growth of our industry, we cannot assure that we will not be dependent on a small number of customers in the future. If we fail to sell our services to one or more key customers in any particular period, or if a large customer purchases less of our services or fails to purchase additional advertising time on our micro-broadcast networks, our revenues could be unrealized or could decline and our operating results could be adversely affected. In addition, the dependence on a small number of customers could leave us more vulnerable to delays in payments from these customers. If one of our larger customers is significantly delinquent with their payments, our financial condition may be materially and adversely affected.

If we are unable to adapt to changing advertising trends and the technology needs of advertisers and consumers, we will not be able to compete effectively and we will be unable to realize, increase or maintain our revenues which may materially and adversely affect our business prospects and revenues.

The market for interactive advertising requires us to continuously identify new advertising trends and the technological needs of both advertisers and consumers, which may require us to develop new formats, features and enhancements for our micro-broadcasting advertising network. We must be able to quickly and cost-effectively expand into additional advertising media and platforms beyond interactive kiosks and interactive digital TV screens if advertisers find other media and platforms, such as mobile applications, to be more attractive and cost-effective. In addition, as the advertising industry is highly competitive and fragmented, with many advertising agencies existing and emerging, we must closely monitor the trends in the advertising agency community. We must maintain strong relationships with leading advertising agencies to make certain that we are reaching the leading advertisers and are responsive to the needs of both the advertising agencies and the advertisers.

We currently plan to play advertisements in our network primarily through Internet VPN broadband and wireless 3G+ networking, and through digital players. In the future, we may be required to incur development and acquisition costs in order to keep pace with new technology needs but we may not have the financial resources necessary to fund and implement future technological innovations or to replace obsolete technology. Further, we may fail to respond to these changing technology needs. For example, if we fail to implement such changes on our network or fail to do so in a timely manner, our competitors or future entrants into the market who take advantage of such initiatives could gain a competitive advantage over us.

If we cannot succeed in defining, developing and introducing new formats, features and technologies on a timely and cost-effective basis, advertising demand for our advertising network may decrease and we may not be able to compete effectively or attract advertising clients, which would have a material and adverse effect on our business prospects and revenues.

We face significant competition in the global advertising industry, and if we do not compete successfully against new and existing competitors in North America and the PRC, we may not realize our plan for implementation, or may lose, our future planned market share, and our intended profitability may be adversely affected.

We face significant competition in our desire to enter the global advertising industry. We will in the future need to compete for advertising clients primarily on the basis of network size and coverage, location, price, the quality of our programs, the range of services that we offer and brand recognition. We will seek to compete for overall advertising spending with other alternative advertising media companies, such as the Internet, street furniture, billboard and public transport advertising companies, and with traditional advertising media, such as newspapers, television, magazines and radio. We also seek to compete for advertising dollars spent in the passive display DOOH advertising industry. We must in the future compete with other media platforms of advertising for which we do not have exclusivity, including billboards, light boxes and print media. In addition, we may also face competition from new entrants into interactive advertising in the future.

Significant competition could reduce our planned operating margins and profitability and result in a loss of intended market share. Some of our existing and potential competitors may have competitive advantages, such as significantly greater brand recognition, or financial, marketing or other resources, and may be able to mimic and adopt our business model. In addition, several of our competitors have significantly larger advertising networks than we do, which gives them an ability to reach a larger number of overall potential consumers and makes them less susceptible to downturns in particular sectors, such as the interactive sector. Moreover, significant competition will provide advertisers with a wider range of media and advertising service alternatives, which could lead to lower prices and decreased revenues, gross margins and profits. We cannot assure you that we will be able to successfully enter these sectors or further compete against new or existing competitors.

Our plan of operations is subject to fluctuations in the demand for interactive DOOH advertising, which is affected by, among other things, seasonality and general economic conditions, and a decrease in the demand for interactive DOOH advertising may make it difficult for us to sell our advertising time slots.

Our planned operations are directly linked to the fortunes of the DOOH advertising industry. Demand for such advertising fluctuates significantly from period to period, is subject to seasonality due to weather conditions, and is particularly susceptible to downturns in the economy, any of which could lead to a reduction in the growth of the DOOH industry in North America and the PRC.

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

  a decline in economic conditions in the particular cities where our networks are located;

  a decision to shift advertising expenditures to other available advertising media; and

  a decline in advertising spending in general.

A decrease in demand for advertising media in general and for our advertising services in particular would materially and adversely affect our ability to generate revenues from our advertising services, and our financial condition and results of operations may be adversely affected.

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

Any of the potential risks listed above could have a material and adverse effect on our ability to manage our business, our revenues and net income. Further, we may need to raise additional debt funding or sell additional equity securities to make such acquisitions. The raising of additional debt funding by us, if required, would result in increased debt service obligations and could result in additional operating and financing covenants, or liens on our assets, that would restrict our operations, and the sale of additional equity securities could result in additional dilution to our shareholders.

Our quarterly and annual operating results are difficult to predict and may fluctuate significantly from period to period in the future.

Our future plans for quarterly and annual operating results are difficult to predict and may fluctuate significantly, if realized, from period to period based on the seasonality of consumer spending and corresponding advertising trends in North America and the PRC. In addition, DOOH and advertising spending in North America and China generally tends to increase during holidays and tends to decrease during the fourth quarter. DOOH and advertising spending in North America and the PRC is also affected by certain special events and related government measures. As a result, period-to-period comparisons of our operating results may be unreliable as an indication of our future performance.

We may experience seasonality effects due to the seasonality of DOOH and advertising spending in North America and the PRC. Other factors that may cause our operating results to fluctuate include a deterioration of economic conditions in North America and the PRC and potential changes to the regulation of the advertising industry in North America and the PRC, which are discussed elsewhere in this Form 20-F. If our projected revenues for a particular quarter are lower than we expect, we may be unable to reduce our operating expenses for that quarter by a corresponding amount, which would harm our operating results for that quarter relative to our operating results from other quarters.

We may be subject to, and may expend significant resources in defending against, government actions and civil suits based on the content we provide through our interactive digital media network.

Civil claims may be filed against us for fraud, defamation, subversion, negligence, copyright or trademark infringement or other violations due to the nature and content of the information displayed on our network. If consumers find the content displayed on our network to be offensive, clientele may seek to hold us responsible for any consumer claims or may terminate their relationships with us. Offensive and objectionable content and legal standards for defamation and fraud in the PRC are less defined than in North America and other countries and we may not be able to properly screen out unlawful content.

In addition, if the security of our content management system is breached and unauthorized images, text or audio sounds are displayed on our network, viewers or the government may find these images, text or audio sounds to be offensive, which may subject us to civil liability or government censure despite our efforts to ensure the security of our content management system. Any such event may also damage our reputation. If our advertising viewers do not believe our content is reliable or accurate, our business model may become less appealing to viewers in North America and the PRC and our advertising clients may be less willing to place advertisements on our network.

We do not have any business liability, disruption or litigation insurance, and any business disruption or litigation we experience might result in our incurring substantial costs and the diversion of resources.

The insurance industry in the PRC is still at an early stage of development. Insurance companies in the PRC offer limited business insurance products and do not, to our knowledge, offer business liability insurance. While business disruption insurance is available to a limited extent in the PRC, we have determined that the risks of disruption, cost of such insurance and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. As a result, except for fire insurance, we do not have any business liability, disruption or litigation insurance coverage for our operations in the PRC. Any business disruption or litigation may result in our incurring substantial costs and the diversion of resources.

Risks Related to Regulation of Our Business and to Our Structure

We may become a passive foreign investment company, or PFIC, which could result in adverse United States federal income tax consequences to U.S. investors.

Based upon the past and projected composition of our income and valuation of our assets, including goodwill, we believe we were not a passive foreign investment company, or PFIC, for 2011, we do not expect to be a PFIC for 2012, and we do not expect to become one in the future, although there can be no assurance in this regard. If, however, we were a PFIC, such characterization could result in adverse United States federal income tax consequences to you if you are a U.S. investor. For example, if we are a PFIC, our U.S. investors will become subject to increased tax liabilities under United States federal income tax laws and regulations and will become subject to burdensome reporting requirements. The determination of whether or not we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. Specifically, we will be classified as a PFIC for United States federal income tax purposes if either: (i) 75% or more of our gross income in a taxable year is passive income, or (ii) the average percentage of our assets by value in a taxable year which produce or are held for the production of passive income (which includes cash) is at least 50%. The calculation of the value of our assets will be based, in part, on the then market value of our common shares, which is subject to change. We cannot assure you that we will not be a PFIC for 2012 or any future taxable year. For more information on PFICs, see "Item 10.E Additional Information — Passive Foreign Investment Corporation".

Compliance with advertising laws and regulations may be difficult and could be costly, and failure to comply could subject us to government sanctions.

Advertising laws and regulations require advertisers, advertising operators and advertising distributors, including businesses such as ours, to ensure that the content of the advertisements they prepare or distribute are fair and accurate and are in full compliance with applicable laws. Violation of these laws or regulations may result in penalties, including fines, confiscation of advertising fees, orders to cease dissemination of the advertisements and orders to publish an advertisement correcting the misleading information. In circumstances involving serious violations, government may revoke a violator’s license for advertising business operations.

As an interactive advertising service provider, we are obligated under laws and regulations to monitor the advertising content that is shown on our network for compliance with applicable law. In general, the advertisements shown on our network have previously been broadcast over public television networks and have been subjected to internal review and verification of such networks. We are still required to independently review and verify these advertisements for content compliance before displaying the advertisements. In addition, if a special government review is required for certain product advertisements before they are shown to the public, we are obligated to confirm that such review has been performed and approval has been obtained. In addition, for advertising content related to certain types of products and services, such as food products, alcohol, cosmetics, pharmaceuticals and medical procedures, we are required to confirm that the advertisers have obtained requisite government approvals, including the advertising client’s operating qualifications, proof of quality inspection of the advertised products, government pre-approval of the contents of the advertisement and filing with the local authorities.

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

If the PRC government finds that the agreements that establish the structure for operating our business in the PRC do not comply with PRC governmental restrictions on foreign investment in the advertising industry and in the operating of non-advertising content, we could be subject to severe penalties.

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

We conduct our software development business in part through Wuxi, an indirect 100% corporate subsidiary of our company, which is subject to PRC laws and regulations applicable to foreign investment in China and, in particular, laws applicable to wholly-foreign owned companies. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit the legal protections available to us. In addition, any litigation in China may be protracted and result in substantial costs and the diversion of resources and management attention.

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

Our officers and directors, in the aggregate, beneficially own 42% of the issued and outstanding common shares. As a result, they have the ability to influence matters affecting our shareholders, including the election of our directors, the acquisition or disposition of our assets, and the future issuance of our shares. Because our officers, directors and principal shareholders control such shares, investors may find it difficult to replace our management if they disagree with the way our business is being operated. Because the influence by these insiders could result in management making decisions that are in the best interest of those insiders and not in the best interest of the investors, you may lose some or all of the value of your investment in our common shares.

Our business depends substantially on the continuing efforts of our senior executives, and our business may be severely disrupted if we lose their services.

Our future success heavily depends upon the continued services of our senior executives and other key employees. In particular, we rely on the expertise, financial assistance and experience of our chief executive officer, Ross Tocher. We rely on the industry expertise, experience in our business operations and sales and marketing, of our Vice-President of Operations, Alan Husejnagic, and Vice-President of Sales, Ted Cowie, and their working relationships with our employees, other major shareholders, advertising clients, micro-broadcast network sponsors and advertisers, and relevant government authorities.

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

Risks Relating to Our Common Shares

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

There is currently a limited market for our common shares and we can provide no assurance to investors that a market will develop. If a market for our common shares does not develop, our shareholders may not be able to resell the common shares that they have purchased and they may lose all of their investment. Public announcements regarding our company, changes in government regulations, conditions in our market segment and changes in earnings estimates by analysts may cause the price of our common shares to fluctuate substantially. In addition, the Over-the-Counter Bulletin Board is not an exchange and, because trading of securities on the Over-the-Counter Bulletin Board is often more sporadic than the trading of securities listed on an exchange, you may have difficulty reselling any of the shares you purchase from our shareholders.

Investors’ interests in our company will be diluted and investors may suffer dilution in their net book value per share if we issue additional shares or raise funds through the sale of equity securities.

Our constating documents currently authorize the issuance of 400,000,000 common shares with a par value of $0.001 and 100,000,000 preferred shares with a par value of $0.001. If we are required to issue any additional shares or enter into private placements to raise financing through the sale of equity securities, investors’ interests in our company will be diluted and investors may suffer dilution in their net book value per share depending on the price at which such securities are sold. If we issue any such additional shares, such issuances also will cause a reduction in the proportionate ownership and voting power of all other shareholders. Further, any such issuance may result in a change in our control.

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

Name

Our legal and commercial name is “Qwick Media Inc.”. We are governed by the corporate laws of the Cayman Islands. Our company is currently a reporting issuer in the Province of British Columbia, Canada. We completed our registration of the U.S. trade-name “Qwick Media”, which was issued on September 20, 2011 under number 4,029,739.

Principal Office

Our principal executive offices are located at 3162 Thunderbird Crescent, Burnaby, British Columbia, Canada V5A 3G4. Our telephone number is (778) 370-1715 and our fax number is (778) 370-1720. Our registered office in the Cayman Islands is at 89 Nexus Way, Camana Bay, George Town, Grand Cayman, Cayman Islands KY1-9007.

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

On October 6, 2009, we received approval from FINRA for the change in our name from “Tuscany Minerals, Ltd.” to “Tuscany Minerals Ltd.” and the re-domiciling of our company from the State of Wyoming to the Cayman Islands. Effective at the open of trading on October 6, 2009, our new quotation symbol on the OTC Bulletin Board became “TUSMF”.

On June 22, 2010, we changed our name to “Qwick Media Inc.” with the Registrar of Companies of the Cayman Islands and, on July 15, 2010, we received approval from FINRA for that name change. The name change was approved by our shareholders at our annual and special meeting held on June 18, 2010. On March 15, 2011 we changed our trading symbol to “QWIKF”.

On January 28, 2011 we completed the acquisition of Qeyos Ad Systems Inc. (“Qeyos”), pursuant to which we acquired all of the issued and outstanding common shares of Qeyos from its shareholders in exchange for the issuance of a total of 4,789,035 common shares, on the basis of one of our common shares for each share of Qeyos. We issued all of such shares to five Qeyos shareholders who are non-U.S. persons (as that term is defined in Regulation S of the Securities Act of 1933, as amended) in an offshore transaction relying on Regulation S and/or Section 4(2) of the Securities Act of 1933, as amended.

On the same day, we completed a private placement of 10,000,000 common shares at a price of $0.20 per share for aggregate gross proceeds of $2,000,000. We used the net proceeds from this private placement to fund further capital fund raising and for other general corporate purposes. On the same day, we completed the issuance of 637,140 common shares at a deemed price of $0.20 per share in settlement of US$127,428 debt outstanding.

On April 19, 2011, Qeyos incorporated Wuxi under the laws of the PRC as a wholly-owned foreign subsidiary of Qeyos, in order to facilitate the conduct of our operations in the PRC. Wuxi currently employees 15 people at an aggregate cost of approximately $20,000 per month, who provide us with software development services.

In May 2011, we completed a private placement of 3,010,000 common shares at a price of $0.20 per share for gross proceeds of $602,000, and issued 1,378,915 common shares in settlement of outstanding debt in the amount of $275,783.

On August 5, 2011, we issued a $1,000,000 secured convertible debenture to R.J. Tocher Holdings Ltd., a company owned by Ross Tocher, our President and Chief Executive Officer. The debenture has a maturity date of July 30, 2015 and bears interest at 10% per annum. Principal and accrued interest on the debenture were to be convertible at any time into common shares at a deemed conversion price of: (i) $0.60 per share until July 30, 2012; (ii) $1.00 per share between July 31, 2012 and July 30, 2013; and (iii) $1.50 per share between July 31, 2013 and the maturity date. In November 2011, we amended the terms of the debenture to allow for the conversion of the principal amount of the debenture, and accrued interest thereon, into Class A Shares (as defined below) rather than common shares. Immediately upon the effectiveness of the amendment, R.J. Tocher Holdings Ltd. determined to convert the principal amount of the debenture, and accrued interest thereon, into an aggregate of 1,027,945 Class A Shares, at a conversion price of $1.00 per Class A Share..

Effective November 15, 2011, we created one series of the one hundred million (100,000,000) preferred shares we are authorized to issue, consisting of twenty-five million (25,000,000) shares, to be designated as Class A Preferred Shares (each, a “Class A Share”). The Class A Shares carry certain rights and restrictions that include redemption and retraction rights. Each Class A Share may be convertible from time to time into one common share, at the holder’s option, until July 31, 2015 at the following conversion prices:

(a)	$0.60 per common share if converted at any time up to and including July 31, 2012;

(b)	$1.00 per common share if converted at any time between August 1, 2012 and July 31, 2013; and

(c)	$1.50 per common share if converted at any time between August 1, 2013 and July 31, 2015.

In connection with same, we announced the completion of a private placement to R.J. Tocher Holdings Ltd., consisting of the issuance of 1,000,000 Class A Shares at a price of $1.00 per Class A Share for gross proceeds of $1,000,000. The gross proceeds of this financing have been used for general working capital purposes.

Capital Expenditures

During the three fiscal years ended December 31, 2011, 2010 and 2009, we did not undertake any capital expenditures. Our planned capital expenditures for the next twelve months are summarized below under the heading “Liquidity and Capital Resources – Anticipated Cash Requirements”.

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

Our software and hardware is used in the DOOH advertising industry. Therefore, our principal business is to provide our clients with advertising opportunities through self-service interactive digital kiosks, interactive window displays, interactive transit displays and other interactive out-of-home advertising displays, such as digital wallscapes, spectaculars and mall displays, that we own or operate in North American advertising markets and in China. Our business in China is conducted via Wuxi, an indirect 100% subsidiary of our company.

Our touch-screen interactive kiosks support mobile apps and iPhone/smart phone integration, while enabling shoppers to access relevant information and self-service their needs through interactive directories, wayfinding, coupons and other instant, on-demand media. We plan to be a complete digital signage company that builds state-of-the-art interactive kiosks and point-of-sale (“POS”) systems, and provides advertising content and micro-broadcast solutions for private channel digital marketing into high traffic, public spaces; thus, empowering advertisers to target and engage audiences where and when they shop and socialize. We believe this makes target audiences more receptive to the advertisements to be included in our programs and ultimately makes our programs more effective for micro-broadcast sponsors and their advertising clients. We intend to derive revenues principally by selling advertising time slots on our micro-broadcast network, that we intend to expand across Canada and the United States, to advertising clients and to direct third party advertisers and advertising agencies.

DOOH advertising in North America and China has experienced significant growth in recent years. By focusing on interactive advertising, we aim to enable our advertising clients to better target consumers, who we believe are an attractive demographic for advertisers due to their higher-than-average disposable income. We strategically place our interactive kiosks and interactive digital TV screens in high-traffic locations of trade show exhibitions, shopping malls, and in stores of large chain retailers, particularly in areas where there tends to be significant waiting time.

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

We intend to build separate sales teams to focus on developing the client base for different advertising media platforms while promoting the broader value that the overall network and these platforms collectively provide to our advertising clients. We believe the creation of new advertising media platforms within the interactive advertising sector and our broadened service offerings will provide our advertising clients with more choices in selecting and combining different interactive advertising platforms that best suit their advertising needs and preferences. It will also expand the reach of the advertisements shown on our network and allow us to cross-sell different advertising services. We believe that the strong presence that we have built through our existing network provides us with significant opportunities to launch new platforms and services and test new initiatives in a reliable and cost-effective manner. Ultimately, we anticipate these efforts will increase the revenue we can generate.

Our goal is to extend our competitive position as an interactive digital media network provider in North America and China and to expand into other areas of the DOOH advertising sector. Accomplishing this goal requires the successful implementation of the following strategies:

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

Pricing and Customer Service

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

Employees

As of April 25, 2012 we had 21 employees working in Burnaby, British Columbia, and an additional 12 employees working in Wuxi, PRC. Additionally, we have engaged seven contractors, five of whom work in Burnaby, British Columbia, and two of whom work in Las Vegas, Nevada.

In addition, we enter into standard confidentiality agreements with all of our employees, including officers and managers, and contractors that prohibit any of them from disclosing confidential information obtained during their employment or engagement with us. Furthermore, the confidentiality agreements include a covenant that prohibits all employees from engaging in any activities that compete with our business within three years after the period of their employment with us.

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

Advertising Content in General

Advertising laws and regulations set forth certain content requirements for advertisements in North America and China, which include prohibitions on, among other things, misleading content; superlative wording; in China, socially destabilizing content; or content involving obscenities, superstition, violence, discrimination or infringement of the public interest. Advertisements for anaesthetic, psychotropic, toxic or radioactive drugs are also prohibited. The dissemination of tobacco advertisements via media is also prohibited as well as the display of tobacco advertisements in any waiting lounge, theatre, cinema, conference hall, stadium or other public area. There are also specific restrictions and requirements regarding advertisements that relate to matters such as patented products or processes, pharmaceuticals, medical instruments, agrochemicals, foodstuff, alcohol and cosmetics. In addition, all advertisements relating to pharmaceuticals, medical instruments, agrochemicals and veterinary pharmaceuticals advertised through radio, film, television, newspaper, magazine, out-of-home and other forms of media, together with any other advertisements which are subject to censorship by administrative authorities according to relevant laws and administrative regulations, and in China must be submitted to the relevant administrative authorities for content approval prior to dissemination. We do not believe that advertisements containing content subject to restriction or censorship comprise a material portion of the advertisements displayed on our micro-broadcast network.

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

Our planned advertising business is currently restricted to our offering to licensed third party domestic advertising agencies who wish to contract for their use of our interactive digital hardware and software.

Regulation of Advertising Services in China

The principal regulations governing advertising businesses in China include: the Advertising Law (1994); the Advertising Administrative Regulations (1987); and the Implementing Rules for the Advertising Administrative Regulations (2004). These regulations stipulate that companies that engage in advertising activities must obtain from the SAIC or its local branches a business license which specifically includes within its scope the operation of an advertising business. Companies conducting advertising activities without such a license may be subject to penalties, including fines, confiscation of advertising income and orders to cease advertising operations. The business license of an advertising company is valid for the duration of its existence, unless the license is suspended or revoked due to a violation of any relevant law or regulation. We do not expect to encounter any difficulties in obtaining in the future such business licenses. We are in the process of obtaining such a business license for our planned business from the local branches of the SAIC as required by existing PRC regulations.

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

Additional financing will be required. We have not generated significant revenues from our operations to date. As of December 31, 2011, we had accumulated $5,546,177 in losses since inception. We require approximately $3,500,000 per year to maintain operations at their current level, to fund the costs attributed to wages, rents, general and administrative expenses.

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

On April 19, 2011, Qeyos incorporated Wuxi under the laws of the PRC as a wholly-owned foreign subsidiary of Qeyos, in order to facilitate the conduct of our operations in the PRC.

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

The following summary should be read in conjunction with our audited financial statements for the years ended December 31, 2011, 2010 and 2009, which are included in this annual report on Form 20-F.

	Year Ended December 31, 2011 (audited)	Year Ended December 31, 2010 (audited)	Year Ended December 31, 2009 (audited)
Expenses
Advertising and promotion	$ 149,372	$ 8,610	$ 3,530
Amortization	26,284	320	18
Consulting fees	277,825	74,136	9,316
Filing fees	13,997	838	8,088
Foreign exchange	8,252	62,198	5,677
Interest and bank charges	56,147	19,669	34,488
Management fees	242,326	104,056	107,009
Office and administrative	527,438	66,664	4,425
Professional fees	98,617	123,878	106,722
Rent	178,706	-	1,337
Salaries, wages and benefits	1,135,857	445,834	-
Software development costs	442,579	179,222	70,672
Travel	102,744	19,490	9
Total expenses	3,260,144	1,104,915	351,291
Net Loss	3,175,999	1,102,197	351,291

Revenue

We are a development stage company and have not generated significant revenues from our business operations since inception. Our company does not currently own any property interests.

Expenses

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Our operating expenses for the year ended December 31, 2011 were $3,260,144 compared to $1,104,915 for the year ended December 31, 2010. This increase in operating expenses of $2,155,229 resulted from a significant expansion of the company’s business development operations during 2011 subsequent to the acquisition of Qeyos Ad Systems Inc. - including an increase in management fees from $104,056 in 2010 to $242,326 in 2011. The only component of our expenses that materially decreased in 2011 was foreign exchange, which decreased by $45,694 to $8,252.

Management fees in 2010 were primarily comprised to fees paid to a management company of a former director who is no longer with the company.

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

Our operating expenses for the year ended December 31, 2009 were $1,104,915 compared to $351,291 for the year ended December 31, 2009. As discussed above, our consolidated financial statements now include the financial results of Qeyos from the periods prior to our acquisition of it. Qeyos was only incorporated in 2009 and, as such, had much more limited operations in 2009 than in 2010 when such operations were increased.

B.	Liquidity and Capital Resources

Our financial position as at December 31, 2011 and December 31, 2010 and the changes for the years then ended are as follows:

Working Capital

	As at December 31, 2011 (audited)	As at December 31, 2010 (audited)
Current assets	$ 1,456,422	$ 1,046,016
Current liabilities	$ 245,031	$ 458,101
Working capital	$ 1,211,391	$ 587,915

Our working capital increased from $587,915 at December 31, 2010 to $1,265,726 at December 31, 2011 as a result of an increase in accounts receivable, inventory and prepaid expenses.

Cash Flows

	Year Ended December 31, 2011 (audited)	Year Ended December 31, 2010 (audited)
Net cash used in operating activities	$ (3,306,543)	$ (592,318)
Net cash provided from financing activities	$ 3,217,002	$ 1,496,950
Net cash used in investing activities	$ (59,732)	$ (41,873)
(Decrease) increase in cash during the year	$ (149,273)	$ 862,759
Cash, beginning of year	$ 877,848	$ 15,089
Cash, end of year	$ 728,575	$ 877,848

Operating activities used cash of $3,306,543 during the year ended December 31, 2011 as compared to $592,318 during the year ended December 31, 2010. The increase was primarily due to a significant expansion of business development operations subsequent to the acquisition of Qeyos Ad Systems Inc. early in 2011.

During the year ended December 31, 2011, our cash used in investing activities increased over the period ended December 31, 2010 due to an increase in amounts used for purchase of property, plant and equipment. Cash received from financing activities during 2011 increased by $1,720,052 over 2010 due to an increase in notes payable and proceeds of preferred shares.

Anticipated Cash Requirements

We anticipate that we will incur the following expenses over the next twelve months:

1.	$300,000 in connection with locating, evaluating and negotiating potential business opportunities; and

2.	$3,200,000 for operating expenses;

We require a minimum of approximately $3,500,000 to proceed with our plan of operation over the next twelve months, exclusive of any acquisition or development costs. This amount may also increase if we are required to carry out due diligence investigations in regards to any prospective investment or business opportunity or if the costs of negotiating an applicable transaction are greater than anticipated. We have sufficient working capital to enable us to carry out our stated plan of expanding operation over the next twelve months. In addition, we plan to complete private placement sales of our common stock in order to raise the funds necessary to pursue our plan of operation and to fund our working capital in order to enable us to carry out expansion of our operation. There is no assurance that we will be successful in completing any private placement financings.

Going Concern

Due to the uncertainty of our ability to meet our current operating and capital expenses, in their report on the annual financial statements for the year ended December 31, 2011, our independent auditors included an explanatory paragraph regarding concerns about our ability to continue as a going concern. There is substantial doubt about our ability to continue as a going concern as the continuation of our business is dependent upon our achieving a profitable level of operation. The issuance of additional equity securities by us could result in a significant dilution in the equity interests of our current shareholder, and obtaining debt financing, assuming such financing would be available, will increase our liabilities and future cash commitments.

C.	Research and Development, Patents and Licenses etc.

During 2011, we spent $442,579 on software development activities as compared to $179,222 during 2010. In 2009 we spent $70,672 on software development activities during the first year of operations of Qeyos.

We plan to launch up to 300 of our new generation of interactive digital media kiosks in the Greater Vancouver Area, British Columbia, with approximately 60 kiosks to be deployed in the second quarter of 2012. We believe these next generation kiosks will equip us with capabilities to provide interactive, measurable, location-based search services to advertisers, which we believe, is of great importance for our next era of growth. We are also developing related software systems that will enable us to configure and run the content on our advertising network in conjunction with mobile communications systems. Once the planned deployments are completed in Vancouver, British Columbia, we will expand eastward across Canada in major metropolitan cities.

D.	Trend Information

Please refer to the section entitled “Business Overview” for a discussion of the most significant recent trends in our production, sales, costs and selling prices and to this section, “Operating and Financial Review and Prospects”, for a discussion of known trends, uncertainties, demands, commitments or events that we believe are reasonably likely to have a material effect on our net operating revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

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

Name	Position Held	Age	Date First Elected or Appointed
Ross J. Tocher	President, Chief Executive Officer and Director	50	September 10, 2008, (1) January 28, 2011
Barb Welsh	Director	59	January 28, 2011
Brian Petersen	Director	44	January 28, 2011
Kevin R. Kortje	Chief Financial Officer	54	January 28, 2011
Gregory G. Dureault	Senior Vice President and General Counsel	51	January 28, 2011
Alan Husejnagic	Vice President of Operations	36	January 28, 2011
Ted Cowie	Vice President of Sales	63	November 1, 2011
Ning He	Vice President of Asian Operations	43	August 3, 2011

(1)	Mr. Tocher has served as our president and chief executive officer since September 10, 2008. He has served as a director since January 28, 2011.

Ross J. Tocher

Mr. Tocher has held the positions of President and Chief Executive Officer since he was appointed on September 10, 2008. Mr. Tocher has over 30 years of experience managing investment strategies for a variety of family holding companies with interests in different industries. He was one of the founders of British Columbia based Pan-Canadian Mortgage Group Inc., specializing in commercial mortgage investment, and a co-founder of British Columbia based Gateway Casinos Ltd. Mr. Tocher was a trustee of the Gateway Casino Income Fund, Gateway Trust and director of Gateway G.P. Prior to January 2001, he was the President of Marsonn Packaging Ltd., a company specializing in the repackaging of foods. He co-founded Brew King Ltd., a British Columbia company, and manufacturer of commercial and consumer wine-making concentrates that achieved worldwide sales as the largest non-commercial wine producer in North America before being sold, in 1997, to Andres Wines Ltd. Previously, Mr. Tocher was also a senior executive with the Tocher family business. Since 1998, he has gained experience as a director of several private equity companies, including British Columbia based Trian Equities Ltd., and he has been the President of Knight Ventures, Ltd., an investment company, and was a founder of InTouch Digital Media Inc. in 2008 to commence business in China.

Throughout 2011, Mr. Tocher was the principal founding sponsor of the Heroes Hockey Challenge™, recruiting TELUS® as presenting sponsor. Heroes Hockey Challenge™ is a charitable fundraiser for the PPCLI Foundation, pairing NHL star alumni against Canadian soldiers in a hockey match and at a gala to raise money for families of wounded/fallen soldiers.

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

Gregory G. Dureault

Mr. Dureault holds Bachelor’s Degrees in Economics and Law from the University of Saskatchewan earned in 1984. Mr. Dureault has been a member of the British Columbia Law Society since 1985 and was a founding partner in three Vancouver law firms - Johannesen Dureault (1985), Sangra & Mollar (1989), O’Neill & Company (1991-1997); and from 2001 to 2008 was a sole practioner affiliated with Catalyst Corporate Finance Lawyers. In 2008, he joined Ross Tocher to form InTouch Digital Media Inc. to begin conducting a digital media business in China.

Mr. Dureault has experience as an international corporate and North American securities lawyer. In addition to his legal experience, Mr. Dureault was founder and president of IBC Investments Limited from 1995 to 2001, where he worked with former Canadian federal Finance Minister, the Honorable Mr. Otto Jelinek, who was a co-director of IBC Investments Limited between 1995 and 2000 based out of Prague, Czech Republic. IBC was involved in the business of acquiring and licensing certain U.S. patents and developing tracking software and related technology underlying such patented know-how that was offered to the government lottery industry. Mr. Dureault holds personal experience launching new national televised lottery game show content and pattern recognition lotteries (Czech Republic 1994 - 1996 “TV Nova – Televizni Bingo” as Supervisory Director to Prague based TV Bingo S.R.O., and Dominican Republic – 2001 to current “Super Bingo” as contractor to LEIDSA and Autotote Systems –now Scientific Games Corporation), and point of sales delivery systems over closed intranet systems.

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

Ted Cowie

Ted joined our company in November 2011 as our Vice-President of Sales and Marketing. He has worked in the world of sales, marketing, and advertising for over 45 years. This began with Radio Sales CFAX Victoria, CFUN Vancouver, CFOX Vancouver (1969-1980). Ted was Vice-president of Sales and Marketing for Westward Communications (1980-2000), and he has been the President of Genuine Advertising since 2000-Current). Mr. Cowie brings to us his expertise in Sales and Marketing, along with a proven track record of successful Business Development.

Ning He

Mr. He joined our company in August 2011 as our General Manager of Asia operations, conducted through our indirect wholly owned subsidiary, Wuxi. He holds a Master’s Degree of Engineering from the Department of Electronics & Information Engineering Huazhong University of Science & Technology, P. R. China (1991-94), and a Bachelor of Engineering from the Department of Electronics & Information Engineering Hebei University, P. R. China (1987-91). In 1994 he was an RF Planning Engineer for China Telecom, and in 1996 became a Systems Enginerr for Montreal based Microcell Conenxions. Between 1997 and 2002, he worked for CCT Telecom Group (Hong Kong) and Far East Gateway Telecom (Vancouver, Canada) and Far East Gateway Inc. (Los Angeles, USA). In February 2003 he returned to work in Beijing for UP Technologies Ltd. (2003-08), and Haijiye Hi-Technology Ltd. (2008-10) as special advisor to their CEO.

Relationships

There are no family relationships between any of the directors or executive officers of our company.

There are no arrangements or understandings between any of the directors and/or executive officers and any other person pursuant to which that director and/or executive officer was selected.

B.	Compensation

Executive Compensation

The following table sets forth all compensation paid or accrued during the year ended December 31, 2011 to our directors, our Chief Executive Officer, Chief Financial Officer and each of the other most highly compensated executive officers whose total compensation exceeded $100,000 in such fiscal year.

SUMMARY COMPENSATION TABLE
Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensa tion ($)	Total ($)
Ross J. Tocher President and Chief Executive Officer and Director (1)	2011	-	-	-	23,139	-	-	-	23,139
Kevin Kortje Chief Financial Officer(2)	2011	-	-	-	23,139	-	-	60,000(4)	23,139
Barb Welsh Director(3)	2011	-	-	-	23,139	-	-	-	23,139
Brian Petersen Director(3)	2011	-	-	-	23,139	-	-	-	23,139
Gregory G. Dureault Senior Vice President and General Counsel(3)	2011	-	-	-	23,139	-	-	180,000(5)	23,139

(1)	Mr. Tocher was appointed as our president and chief executive officer effective September 10, 2008.
(2)	Mr. Kortje was appointed as our chief financial officer effective January 28, 2011.
(3)	Ms. Welsh and Mr. Petersen were appointed as directors and Mr. Dureault was appointed as an officer effective January 28, 2011.
(4)	Mr. Kortje receives consulting fees of $3,750 per month, payable quarterly. The consulting fees are paid to Mr. Kortje’s personal corporation, KII Management.
(5)	Mr. Dureault receives consulting fees of $15,000 per month, payable monthly. The consulting fees are paid to Mr. Dureault’s personal corporation, Greg Dureault Personal Law Corp.

We do not provide pension, retirement or similar benefits to our directors or officers.

C.	Board Practices

Our directors are re-elected and our officers are re-appointed at the annual general meeting of our shareholders. The last annual general meeting was held on December 16, 2011 and each of our current directors and officers will continue to hold his respective office until his successor is elected or appointed, unless his office is earlier vacated under any of the relevant provisions of our Articles or of the Cayman Island’s Companies Law (Revised) statute.

There are no service contracts between our company and any of our officers, directors or employees providing for benefits upon termination of employment.

As of the date of this annual company report, our entire board functions as our audit committee. The audit committee reviews and approves the scope of the audit procedures employed by our independent auditors, reviews the results of the auditor’s examination, the scope of audits. The audit committee also recommends the selection of independent auditors. We do not have a remuneration or compensation committee.

This annual report does not include an attestation report of our company’s independent registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our company’s independent registered public accounting firm pursuant to rules of the SEC that permit our company to provide only management’s report in this annual report.

D.	Employees

As of December 31, 2011, we had 21 employees working on software development in Burnaby, British Columbia, and an additional 12 employees working on software development in Wuxi, PRC. Additionally, we have engaged seven contractors, five of whom work on sales and marketing in Burnaby, British Columbia, and two of whom work on sales and marketing in Las Vegas, Nevada. We had two employees as at December 31, 2010 and one employee as at December 31, 2009

.E.	Share Ownership

As of April 23, 2012, there were 71,128,456 common shares of our company issued and outstanding. Of the shares issued and outstanding on that date, our directors and officers owned the following common shares:

Name and Address of Beneficial Owner	Position Held With the Company	Amount and Nature of Beneficial Ownership	Percentage of Class(1)
Ross J. Tocher 3162 Thunderbird Crescent Burnaby, BC V6A 3G1	President and Chief Executive Officer	30,325,135(2)	42.46%
Kevin Kortje 3162 Thunderbird Crescent Burnaby, BC V6A 3G1	Chief Financial Officer	300,000(3)	0.4%
Barb Welsh 3162 Thunderbird Crescent Burnaby, BC V6A 3G1	Director	300,000(3)	0.4%
Brian Petersen 3162 Thunderbird Crescent Burnaby, BC V6A 3G1	Director	300,000(3)	0.4%
Gregory G. Dureault 3162 Thunderbird Crescent Burnaby, BC V6A 3G1	Senior Vice President and General Counsel	300,0003)	0.4%
Directors and Executive Officers as a Group (five persons)		31,525,135 (6)	44%

(1)	Percentage based on 71,128,456 shares of common stock outstanding on April 25, 2012.
(2)

Includes 6,171,021 shares of common stock held by R J Tocher Holdings Ltd., a private company wholly owned by Ross Tocher, 15,594,28 shares of common stock held by Concept Financial Inc., a private company wholly owned by Ross Tocher, and 8,295,486 shares of common stock held by In Touch Digital Media, a private company wholly owned by Ross Tocher. Also includes options to acquire 300,000 common shares at an exercise price of $0.20 per share until December 29, 2015. Does not include 2,027,945 Class A preferred shares, which do not carry voting rights.

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

As of April 23, 2012, there were 71,128,456 common shares of our company issued and outstanding. The following table sets forth persons known to us to be the beneficial owner of more than five (5%) of our common shares as of April 23, 2012:

Name	Number of Common Shares Beneficially Owned	Percentage(1)	Number of Class A Preferred Shares Beneficially Owned	Percentage
Ross J. Tocher(2) 3162 Thunderbird Crescent Burnaby, BC V6A 3G1	30,325,135	42.46%	2,027,945	100%

(1)

Based on 71,128,456 common shares issued and outstanding as of April 23, 2012. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Except as otherwise indicated, we believe that the beneficial owners of the common shares listed above, based on information furnished by such owners, have sole investment and voting power with respect to such shares, subject to community property laws where applicable.

(2)

Includes 6,171,021 shares of common stock held by R J Tocher Holdings Ltd., a private company wholly owned by Ross Tocher, 15,594,28 shares of common stock held by Concept Financial Inc., a private company wholly owned by Ross Tocher, and 8,295,486 shares of common stock held by In Touch Digital Media, a private company wholly owned by Ross Tocher. Also includes options to acquire 300,000 common shares at an exercise price of $0.20 per share until December 29, 2015.

The voting rights of our major shareholder do not differ from the voting rights of holders of our company’s shares who are not major shareholders.

As of April 23, 2012, our 71,128,456 issued and outstanding common shares are held as follows:

Location	Number of Shares	Percentage of Shares	Number of Registered Shareholders of Record
Canada	71,127,456	99.99%	167
Australia	1,000	*	1
Total	71,128,456	100.00%	168

*	Less than 1%.

There are no arrangements known to us, the operation of which may at a subsequent date result in a change in the control of our company.

B.	Related Party Transactions

For the period beginning on January 1, 2009 until the present, we carried out a number of transactions with related parties in the normal course of business. These transactions were recorded at their exchange amount, which is the amount of consideration established and agreed to by the related parties.

The following are related party transactions and amounts owing that are not otherwise disclosed elsewhere:

a)

We paid a management fee of $nil (2010: $63,885; 2009: $55,287) to a company controlled by a former director for the year ended December 31, 2011. The management services were on a month to month basis at $5,000, plus applicable sales tax, in Canadian dollars, per month for management services.

b)

As of December 31, 2011, amounts owing from related parties consisted of $158,474 owed from a director and companies controlled by a director, which is included in accounts receivable. At December 31, 2010, accounts payable included $11,320 owed to a director of our company and to a company controlled by the same director, and $5,209 owed to a company controlled by an officer of our company.

c)	Interest expensed relating to notes payable due to a company with a common director amounted to $27,945 (2010 - $Nil; 2009 - $5,327) for the year ended December 31, 2011.

d)	Interest expensed relating to notes payable due to a company with a common officer amounted to $Nil (2010 - $158; 2009 - $6,100) for the year ended December 31, 2011.

e)	On November 15, 2011, we completed a private placement with a company owned by our President and Chief Executive Officer, consisting of the issuance of 1,000,000 Class A Preferred Shares at a price of $1.00 per Class A Share for gross proceeds of $1,000,000.

f)	On November 15, 2011, we converted the principal amount of the Debenture (as defined below), and accrued interest thereon, into an aggregate of 1,027,945 Class A Preferred Shares, at a conversion price of $1.00 per Class A Preferred Share.

g)	On November 15, 2011, we modified the terms of the Debenture (as defined below) to allow for the conversion of the principal amount of the Debenture, and accrued interest thereon, into Class A Preferred Shares rather than common shares.

h)	On August 5, 2011, we closed a private placement with a company owned by our President and Chief Executive Officer, consisting of the issuance of a $1,000,000 secured convertible debenture (the “Debenture”). The Debenture has a maturity date of July 30, 2015, and bears interest at 10% per annum. Principal and accrued interest on the Debenture were to be convertible at any time into common shares at a deemed conversion price of:

	i)	$0.60 per share until July 30, 2012;

	ii)	$1.00 per share between July 31, 2012 and July 30, 2013; and

	iii)	$1.50 per share between July 31, 2013 and the maturity date.

i)	On January 28, 2011, Qeyos issued 4,789,935 common shares of Qeyos to a director of Qeyos and our company at a fair value of $0.20 per share to settle debt of $957,787.

j)

On January 28, 2011, we completed the acquisition of Qeyos, a company controlled by our president, pursuant to which we acquired all of the issued and outstanding common shares of Qeyos from its shareholders in exchange for the issuance of a total of 4,789,035 common shares, on the basis of one common share for each share of Qeyos.

k)

On September 30, 2009, we entered into debt settlement agreements with holders of promissory notes and an assignment of debt pursuant to which 21,287,895 shares of our common stock were issued to companies with a common officer to settle debt totaling $319,318.

These transactions were in the normal course of operations. Neither our company, nor any of our subsidiaries, have made any loans to or for the benefit of any associates, major shareholders, key management personnel, or their families or related companies.

ITEM 8	Financial Information

A. Financial Statements and Other Financial Information

Our financial statements are stated in U.S. dollars and are prepared in accordance with US GAAP. Financial statements included with this annual company report are listed below:

Audited Annual Financial Statements for Qwick Media Inc. as at December 31, 2011, 2010 and 2009, and for the fiscal years ended December 31, 2011, 2010 and 2009:

(a)	Independent Auditor’s Report of Morgan & Company dated April 27, 2012 on the Consolidated Financial Statements as at December 31, 2011, 2010 and 2009;

(b)	Consolidated Balance Sheets at December 31, 2011 and 2010;

(c)	Consolidated Statements of Operations for the years ended December 31, 2011, 2010 and 2009, and for the period October 5, 2000 (Date of Inception) to December 31, 2011;

(d)	Consolidated Statements of Cash Flows for the years ended December 31, 2011, 2010 and 2009, and for the period October 5, 2000 (Date of Inception) to December 31, 2011;

(e)	Consolidated Statement of Shareholders’ Equity (Deficiency) from October 5, 2000 (Date of Inception) to December 31, 2011; and

(f)	Notes to the Consolidated Financial Statements.

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

Our common shares were initially quoted on the OTC Bulletin Board (the “OTC-BB”) under the trading symbol “TUSMF” in October 2001. On March 15, 2011 we changed our trading symbol to “QWIKF”. Trading in our shares on the OTC-BB has been extremely limited and sporadic. There were no trades of our common shares on the OTC-BB from 2001 until June 2011 and the last trade was on August 9, 2011 at a price of $0.70 per share.

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

Since October 2001, our common shares have been quoted exclusively on the OTC-BB. They are currently quoted under the symbol “QWIKF”. Our shares are not currently listed or quoted for trading on any other market or quotation system.

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

Documents concerning our company referred to in this annual report may be viewed by appointment during normal business hours at our executive offices at 3162 Thunderbird Crescent, Burnaby, British Columbia, Canada V5A 3G1.

I.	Subsidiary Information

Not applicable. All information regarding our subsidiaries is called for by the body of generally accepted accounting principles used in preparing our financial statements.

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

Our management, including our principal executive officer and principal financial officer, conducted an evaluation of the design and operation of our internal control over financial reporting as of December 31, 2011 based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, our management concluded our internal control over financial reporting was not effective as at December 31, 2011 due to the following material weaknesses: (i) inadequate segregation of duties and effective risk assessment; and (ii) insufficient written policies and procedures for accounting, financial reporting and corporate governance.

Our company has taken steps to enhance and improve the design of our internal controls over financial reporting, however these steps were not complete as of December 31, 2011. During the period covered by this annual report on Form 20-F, we have not been able to remediate the material weaknesses identified above. To remediate such weaknesses, we plan to implement the following changes during our fiscal year ending December 31, 2012: (i) address inadequate segregation of duties and ineffective risk management; and (ii) adopt sufficient written policies and procedures for accounting, financial reporting and corporate governance. Although we had intended to complete these activities in 2011, we were unable to complete them so intend to focus on them in 2012. The remediation efforts set out above are largely dependent upon our company securing additional financing to cover the costs of implementing the changes required. If we are unsuccessful in securing such funds, remediation efforts may be adversely affected in a material manner.

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

C. Changes in Internal Controls Over Financial Reporting

There were no changes in internal controls over financial reporting during the year ended December 31, 2011. However, as a result of the evaluation of our internal control over financial reporting as of December 31, 2011, conducted by our principal executive officer and principal financial officer, we expect to make such changes in the year ended December 31, 2012.

ITEM 15T	Controls and Procedures

Not applicable.

ITEM 16	[Reserved]

ITEM 16A	Audit Committee Financial Expert

Our board of directors has determined that Brian Peterson qualifies as an “audit committee financial expert” as defined in Item 16A(b) of Form 20-F, and is “independent” as the term is defined by Nasdaq Marketplace Rule 5605(a)(2).

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

Our Code of Business Conduct and Ethics was filed with the Securities and Exchange Commission on March 30, 2004 as Exhibit 14.1 to our annual report on Form 10-KSB. We will provide a copy of the Code of Business Conduct and Ethics to any person without charge, upon request. Requests can be sent to 3172 Thunderbird Crescent, Burnaby, British Columbia, Canada V5A 3G1.

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

Our current independent public accountants provided audit and other services during the fiscal years ended December 31, 2011 and 2010 as follows:

	2011	2010
	($)	($)
Audit Fees	22,275	16,349
Audit-Related Fees	10,350	9,741
Tax Fees	-	-
All Other Fees	-	-
Total Fees	32,625	26,090

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

ITEM 16D.	Exemption from the Listing Standards for Audit Committees

Not applicable.

ITEM 16E	Purchases of Equity Securities the Company and Affiliated Purchasers

Not applicable.

ITEM 16F	Change in Registrant’s Certifying Accountant

Not applicable.

ITEM 16G	Corporate Governance

Not applicable.

ITEM 16H	Mine Safety Disclosure

Not applicable.

ITEM 17	Financial Statements

Financial Statements Filed as Part of this Report:

Audited Annual Financial Statements for Qwick Media Inc. as at December 31, 2011, 2010 and 2009:

(a)	Independent Auditor’s Report of Morgan & Company dated April 27, 2012 on the Consolidated Financial Statements as at December 31, 2011, 2010 and 2009;

(b)	Consolidated Balance Sheets at December 31, 2011 and 2010;

(c)	Consolidated Statements of Operations for the years ended December 31, 2011, 2010 and 2009, and for the period October 5, 2000 (Date of Inception) to December 31, 2011;

(d)	Consolidated Statements of Cash Flows for the years ended December 31, 2011, 2010 and 2009, and for the period October 5, 2000 (Date of Inception) to December 31, 2011;

(e)	Consolidated Statement of Stockholders’ Equity (Deficiency) from October 5, 2000 (Date of Inception) to December 31, 2010; and

(f)	Notes to the Consolidated Financial Statements.

QWICK MEDIA INC.
(A Development Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2011, 2010, and 2009

(Stated in U.S. Dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and Stockholders of
Qwick Media Inc.
(A Development Stage Company)

We have audited the accompanying consolidated balance sheets of Qwick Media Inc. (a development stage company) and subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of operations and cash flows for each of the three years in the period ended December 31, 2011, and for the cumulative period from October 5, 2000 (date of inception) to December 31, 2011, and stockholders’ (deficiency) equity for the cumulative period from October 5, 2000 (date of inception) to December 31, 2011. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Qwick Media Inc. and subsidiaries as of December 31, 2011 and 2010, and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended December 31, 2011, and for the cumulative period from October 5, 2000 (date of inception) to December 31, 2011, in conformity with United States generally accepted accounting principles.

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

Vancouver, Canada	“Morgan & Company”

April 27, 2012	Chartered Accountants

Tel: (604) 687 – 5841	MEMBER OF	P.O. Box 10007 Pacific Centre
Fax: (604) 687 – 0075		Suite 1488 – 700 West Georgia Street
www.morgan-cas.com		Vancouver, BC V7Y 1A1

QWICK MEDIA INC.
(A Development Stage Company)

CONSOLIDATED BALANCE SHEETS
(Stated in U.S. Dollars)

	DECEMBER 31
	2011	2010

ASSETS

Current
Cash	$728,575	$877,848
Accounts receivable	381,955	51,080
Inventory	296,382	117,088
Prepaid expenses	49,510	-
Total Current Assets	1,456,422	1,046,016

Property and Equipment	86,426	42,344

Total Assets	$1,542,848	$1,088,360

LIABILITIES

Current
Accounts payable and accrued liabilities	$111,831	$54,890
Due to related parties	109,309	-
Notes and accrued interest payable	-	127,428
Promissory note and accrued interest payable	-	275,783
Accrued dividends payable	23,891	-
Total Liabilities	245,031	458,101

Redeemable Preferred Stock	2,027,945	-

STOCKHOLDERS’ (DEFICIENCY) EQUITY

Common Stock	71,128	56,102

Additional Paid-in Capital	4,744,921	1,559,335

Share Subscriptions Received	-	1,385,000

Deficit Accumulated During The Development Stage	(5,546,177)	(2,370,178)
Total Stockholders’ (Deficiency) Equity	(730,128)	630,259

Total Liabilities and Stockholders’ (Deficiency) Equity	$1,542,848	$1,088,360

Commitments and Contractual Obligations (Notes 1 and 14)

The accompanying notes are an integral part of these consolidated financial statements.

QWICK MEDIA INC.
(A Development Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS
(Stated in U.S. Dollars)

				PERIOD FROM
				DATE OF
				INCEPTION
				OCTOBER 5, 2000
				TO
	YEARS ENDED DECEMBER 31,			DECEMBER 31,
	2011	2010	2009	2011

Revenue	$84,145	$2,718	$-	$93,014

Expenses
Advertising and promotion	149,372	8,610	3,530	155,800
Amortization	26,284	320	18	26,580
Consulting fees	277,825	74,136	9,316	363,482
Filing fees	13,997	838	8,088	31,015
Foreign exchange	8,252	62,198	5,677	332,011
Interest and bank charges	56,147	19,669	34,488	270,191
Management fees	242,326	104,056	107,009	530,119
Mineral property exploration expenditures	-	-	-	8,500
Mineral property option payments	-	-	-	3,428
Office and administrative	527,438	66,664	4,425	568,429
Oil and gas property development expenditures	-	-	-	202,686
Professional fees	98,617	123,878	106,722	545,189
Rent	178,706	-	1,337	217,593
Salaries, wages and benefits	1,135,857	445,834	-	1,581,691
Software development costs	442,579	179,222	70,672	638,660
Travel	102,744	19,490	9	163,817
Total Expenses	3,260,144	1,104,915	351,291	5,639,191

Net Loss For The Period	$(3,175,999)	$(1,102,197)	$(351,291)	$(5,546,177)

Basic And Diluted Loss Per Common Share	$(0.05)	$(0.02)	$(0.02)

Weighted Average Number Of Common Shares Outstanding	61,940,000	51,313,000	22,312,000

The accompanying notes are an integral part of these consolidated financial statements.

QWICK MEDIA INC.
(A Development Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Stated in U.S. Dollars)

				PERIOD FROM
				DATE OF
				INCEPTION
				OCTOBER 5, 2000
				TO
	YEARS ENDED DECEMBER 31,			DECEMBER 31,
	2011	2010	2009	2011

Cash Flows (Used In) Provided By:

Operating Activities
Net loss for the period	$(3,175,999)	$(1,102,197)	$(351,291)	$(5,546,177)

Adjustments to reconcile net loss to cash used by operating activities:
Amortization	26,284	320	18	26,580
Foreign exchange loss	-	-	18,456	226,512
Stock-based compensation	195,399	-	-	195,399

Changes in operating assets and liabilities:
Accounts receivable	(330,875)	(49,407)	(373)	(380,655)
Prepaid expenses	(49,510)	-	-	(49,510)
Inventory	(179,294)	(117,088)	-	(296,382)
Due to and from related parties	109,309	626,933	122,954	841,527
Accrued dividends payable	23,891	-	-	23,891
Accounts payable and accrued liabilities	74,252	49,121	42,002	434,449
	(3,306,543)	(592,318)	(168,234)	(4,524,366)

Investing Activities
Subsidiary cash upon acquisition	-	-	-	15,465
Purchase of property and equipment	(59,732)	(41,873)	(41)	(101,604)
	(59,732)	(41,873)	(41)	(86,139)

Financing Activities
Proceeds from share issuances	1,217,002	1,385,000	-	2,678,002
Proceeds from notes payable	1,000,000	111,950	167,240	1,661,078
Proceeds from preferred shares	1,000,000	-	-	1,000,000
	3,217,002	1,496,950	167,240	5,339,080

Net (Decrease) Increase In Cash	(149,273)	862,759	(1,035)	728,575

Cash, Beginning Of Period	877,848	15,089	16,124	-

Cash, End Of Period	$728,575	$877,848	$15,089	$728,575

Non-cash Financing Activities
Common stock issued to settle debt	$403,211	$-	$581,630	$984,841

Supplemental Disclosure of Cash Flow Information
Interest paid	$-	$-	$-	$-
Income taxes paid	$-	$-	$-	$-

The accompanying notes are an integral part of these consolidated financial statements.

QWICK MEDIA INC.
(A Development Stage Company)

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ (DEFICIENCY) EQUITY
PERIOD FROM INCEPTION, OCTOBER 5, 2000, TO DECEMBER 31, 2011

	(Stated in U.S. Dollars)
	COMMON STOCK				DEFICIT
	NUMBER				ACCUMULATED
	OF		ADDITIONAL	SHARE	DURING THE	CUMULATIVE
	COMMON	PAR	PAID-IN	SUBSCRIPTIONS	DEVELOPMENT	TRANSLATION
	SHARES	VALUE	CAPITAL	RECEIVED	STAGE	ADJUSTMENT	TOTAL

Balance, October 5, 2000	-	$-	$-	$-	$-	$-	$-

November 2000 - Shares issued for cash at $0.001	6,500,000	6,500	-	-	-	-	6,500
November 2000 - Shares issued for cash at $0.01	6,000,000	6,000	54,000	-	-	-	60,000
December 2000 - Shares issued for cash at $0.25	38,000	38	9,462	-	-	-	9,500
Translation adjustment	-	-	-	-	-	660	660
Net loss for the period	-	-	-	-	(7,310)	-	(7,310)
Balance, December 31, 2000	12,538,000	12,538	63,462	-	(7,310)	660	69,350

Translation adjustment	-	-	-	-	-	(752)	(752)
Net loss for the year	-	-	-	-	(54,811)	-	(54,811)
Balance, December 31, 2001	12,538,000	12,538	63,462	-	(62,121)	(92)	13,787

Translation adjustment	-	-	-	-	-	16	16
Net loss for the year	-	-	-	-	(24,972)	-	(24,972)
Balance, December 31, 2002	12,538,000	12,538	63,462	-	(87,093)	(76)	(11,169)

Translation adjustment	-	-	-	-	-	(205)	(205)
Net loss for the year	-	-	-	-	(271,508)	-	(271,508)
Balance, December 31, 2003	12,538,000	12,538	63,462	-	(358,601)	(281)	(282,882)

Translation adjustment	-	-	-	-	-	281	281
Net loss for the year	-	-	-	-	(72,049)	-	(72,049)
Balance, December 31, 2004	12,538,000	12,538	63,462	-	(430,650)	-	(354,650)

Net loss for the year	-	-	-	-	(49,562)	-	(49,562)
Balance, December 31, 2005	12,538,000	12,538	63,462	-	(480,212)	-	(404,212)

Net loss for the year	-	-	-	-	(67,488)	-	(67,488)
Balance, December 31, 2006	12,538,000	12,538	63,462	-	(547,700)	-	(471,700)

Net loss for the year	-	-	-	-	(74,191)	-	(74,191)
Balance, December 31, 2007	12,538,000	12,538	63,462	-	(621,891)	-	(545,891)

Net loss for the year	-	-	-	-	(104,412)	-	(104,412)
Balance, December 31, 2008	12,538,000	12,538	63,462	-	(726,303)	-	(650,303)

September 2009 - Shares issued for settling debt at $0.015	38,775,366	38,775	542,855	-	-	-	581,630
Shares issued pursuant to share exchange agreement (Note 1)	4,789,035	4,789	953,018	-	(190,387)	-	767,420
Net loss for the year	-	-	-	-	(351,291)	-	(351,291)
Balance, December 31, 2009	56,102,401	56,102	1,559,335	-	(1,267,981)	-	347,456

Share subscriptions received	-	-	-	1,385,000	-	-	1,385,000
Net loss for the year	-	-	-	-	(1,102,197)	-	(1,102,197)
Balance, December 31, 2010	56,102,401	56,102	1,559,335	1,385,000	(2,370,178)	-	630,259

Shares issued for cash at $0.20	13,010,000	13,010	2,588,992	(1,385,000)	-	-	1,217,002
Shares issued for settling debt at $0.20	2,016,055	2,016	401,195	-	-	-	403,211
Stock-based compensation	-	-	195,399	-	-	-	195,399
Net loss for the year	-	-	-	-	(3,175,999)	-	(3,175,999)

Balance, December 31, 2011	71,128,456	$71,128	$4,744,921	$-	$(5,546,177)	$-	$(730,128)

The accompanying notes are an integral part of these consolidated financial statements.

1.	NATURE OF OPERATIONS AND GOING CONCERN

	a)	Organization

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

On January 28, 2011, the Company completed the acquisition of Qeyos Ad Systems Inc. (“Qeyos”), pursuant to which it acquired all of the issued and outstanding common shares of Qeyos from its shareholders in exchange for the issuance of a total of 4,789,035 shares of the Company’s common stock on the basis of one share of common stock for each common share of Qeyos. As a result of the acquisition of the Qeyos shares, the Company ceased to be a shell company and is now in the business of developing interactive proprietary software, intellectual property and hardware.

On April 19, 2011, the Company incorporated Wuxi Xun Fu Information Technology Co., Ltd. in China, a wholly-owned subsidiary of the Company.

For accounting purposes, the acquisition is being accounted for at historical carrying values in a manner similar to the pooling of interests method since the chief executive officer and controlling shareholder of the Company is also the chief executive officer and controlling shareholder of Qeyos. Transfers or exchanges of equity instruments between entities under common control are recorded at the carrying amount of the transferring entity at the date of transfer and fair value, goodwill or other intangible asset adjustments are not recorded. Our consolidated financial statements and reported results of operations reflect these carryover values, and our reported results of operations and stockholders’ equity have been retroactively restated for all periods presented to reflect the results of operations of Qeyos and the Company as if the acquisition had occurred on September 30, 2009, the date the Company and Qeyos commenced common control.

For all periods presented, all significant inter-company accounts and transactions have been eliminated in the consolidated financial statements.

1.	NATURE OF OPERATIONS AND GOING CONCERN (Continued)

	a)	Organization (Continued)

A condensed combined balance sheet as of December 31, 2010 is presented below:

	December 31, 2010
	Qwick	Qeyos Ad	Intercompany
	Media Inc.	Systems Inc.	Adjustments	Combined

ASSETS

Current
Cash	$700,996	$176,852	$-	$877,848
Accounts receivable	-	51,080	-	51,080
Inventory	-	117,088	-	117,088
Total Current Assets	700,996	345,020	-	1,046,016

Promissory Notes Receivable	639,862	-	(639,862)	-
Property and Equipment	-	42,344	-	42,344
Total Assets	$1,340,858	$387,364	$(639,862)	$1,088,360

LIABILITIES

Current
Accounts payable and accrued liabilities	$36,260	$18,630	$-	$54,890
Notes and accrued interest payable	127,428	-	-	127,428
Promissory note and accrued interest payable	275,783	639,862	(639,862)	275,783
Total Liabilities	439,471	658,492	(639,862)	458,101

STOCKHOLDERS’ EQUITY

Capital Stock	$51,313	$957,807	(953,018)	56,102

Additional Paid-in Capital	606,317	-	953,018	1,559,335

Share Subscriptions Received	1,385,000	-	-	1,385,000

Deficit Accumulated During The Development Stage	(1,141,243)	(1,228,935)	-	(2,370,178)
Total Stockholders’ Equity	901,387	(271,128)	-	630,259

Total Liabilities and
Stockholders’ Equity	$1,340,858	$387,364	$(639,862)	$1,088,360

1.	NATURE OF OPERATIONS AND GOING CONCERN (Continued)

	a)	Organization (Continued)

Condensed combined summaries of operations for the years ended December 31, 2010 and 2009 is presented below:

	Year Ended December 31, 2010
	Qwick	Qeyos Ad	Intercompany
	Media Inc.	Systems Inc.	Adjustments	Combined

Revenues	$-	$2,718	$-	$2,718

Expenses
Advertising and promotion	-	8,610	-	8,610
Amortization	-	320	-	320
Consulting fees	-	74,136	-	74,136
Filing and stock transfer fees	838	-	-	838
Foreign exchange	-	71,045	(8,847)	62,198
Interest and bank charges	19,097	572	-	19,669
Management fees	78,903	25,153	-	104,056
Office and administrative	13,452	53,212	-	66,664
Professional fees	75,726	48,152	-	123,878
Salaries, wages and benefits	-	445,834	-	445,834
Software development costs	-	179,222	-	179,222
Travel	-	19,490	-	19,490
Total Expenses	188,016	925,746	(8,847)	1,104,915

Net Loss For The Year	$(188,016)	$(923,028)	$8,847	$(1,102,197)

	Year Ended December 31, 2009
	Qwick	Qeyos Ad	Intercompany
	Media Inc.	Systems Inc.	Adjustments	Combined

Revenues	$-	$-	$-	$-

Expenses
Advertising and promotion	-	3,530	-	3,530
Amortization	-	18	-	18
Consulting fees	-	9,316	-	9,316
Filing and stock transfer fees	8,088	-	-	8,088
Foreign exchange	18,456	(12,779)	-	5,677
Interest and bank charges	34,311	177	-	34,488
Management fees	55,657	51,352	-	107,009
Office and administrative	3,968	457	-	4,425
Professional fees	106,444	278	-	106,722
Rent	-	1,337	-	1,337
Software development costs	-	70,672	-	70,672
Travel	-	9	-	9
Total Expenses	226,924	124,367	-	351,291

Net Loss For The Year	$(226,924)	$(124,367)	$-	$(351,291)

1.	NATURE OF OPERATIONS AND GOING CONCERN (Continued)

	b)	Development Stage Activities

The Company had been in the exploration stage since its formation and had not realized any revenues during the exploration stage. The Company had previous exploration activities in the natural gas and oil business in 2003 and in the acquisition and exploration of mining properties prior to 2003. As at December 31, 2010, the Company was an inactive shell company.

On January 28, 2011, the Company acquired Qeyos Ad Systems Inc., which is in the business of developing and customizing software and hardware for use in digital media kiosks. Accordingly, the Company ceased to be an inactive shell company and became a development stage company.

	c)	Going Concern

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern.

As shown in the accompanying consolidated financial statements, the Company has incurred accumulated losses of $5,546,177 for the period from October 5, 2000 (inception) to December 31, 2011. The future of the Company is dependent upon its ability to obtain adequate financing and upon future profitable operations. Management has plans to seek additional capital financing through private placement and a public offering of the Company’s common stock and from the issuance of promissory notes. These factors raise substantial doubt regarding the Company’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts of and classification of liabilities that might be necessary in the event the Company cannot continue in existence.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States, and are expressed in US dollars. These consolidated financial statements include the accounts of the Company and the accounts of the Company’s wholly owned subsidiaries, Qeyos Ad Systems Inc., and Wuxi Xun Fu Information Technology Co., Ltd. The Company’s fiscal year-end is December 31. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which have been made using careful judgement.

The consolidated financial statements have, in management’s opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

	a)	Cash and Cash Equivalents

Cash consists of cash on deposit with high quality major financial institutions. The carrying amounts approximated fair market value due to the liquidity of these deposits. For purposes of the balance sheets and statements of cash flows, the Company considers all highly liquid debt instruments purchased with maturity of three months or less to be cash equivalents. The Company had no cash equivalents at December 31, 2011 or 2010.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

	b)	Use of Estimates and Assumptions

The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses for the reporting period. Management evaluates estimates and judgments on an ongoing basis. Actual results could differ from these estimates. The significant areas requiring management’s estimates and assumptions include the fair value of shares issued to settle debt, stock based compensation, valuation of accounts receivable and inventory, estimated life, amortization rates and impairment of long-lived assets, valuation allowance for income tax purposes, and fair value measurement of financial instruments.

	c)	Revenue Recognition

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

	d)	Software Development Costs

The Company accounts for software development costs in accordance with ASC 985-20, Software - Cost of Software to Be Sold, Leased, whereby costs for the development of new software products and substantial enhancements to existing software products are expensed as incurred until technological feasibility has been established and all research and development activities for the other components of the product or processes have been completed, at which time any additional costs are capitalized.

To December 31, 2011, software development costs have been charged to operations as the research and development activities for other components of the product and processes have not been completed.

In accordance with ASC 985-705, software modification costs to satisfy hardware upgrades and changes in system configurations are treated as maintenance costs. Maintenance costs are expensed as incurred or recognized with related revenues, whichever occurs first.

	e)	Inventory

Inventory is recorded at the lower of cost or market with cost being determined on the weighted average method. When required, a provision is made to reduce excess and obsolete inventory to estimated net realizable value. The net realizable value of inventory is generally considered to be the selling price in the ordinary course of business less the estimated costs of completion and estimated costs to make the sale. Inventory consists of computers, monitors, printers, modems, and parts and enclosures.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

	f)	Equipment and Amortization

Equipment is recorded at cost and amortized using the declining-balance and straight-line method at rates determined to estimate the useful lives of the assets. The annual rates used in calculating amortization are as follows:

Computer hardware	30% declining-balance
Computer software	50% declining-balance
Office furniture	20% declining-balance
Equipment	30% declining-balance
Leasehold improvements	straight-line over the term of the lease

g)	Foreign Currency Translation

The Company’s functional currency is the U.S. dollar. Transactions in foreign currency are translated in accordance with SFAS 52, Foreign Currency Translation (codified in ASC Topic 830, Foreign Currency Matters), into U.S. dollars and reporting as follows:

	i)	monetary items at the exchange rate prevailing at the balance sheet date;

	ii)	non-monetary items at the historical exchange rate;

	iii)	revenue and expense at the average exchange rate in effect during the applicable accounting period.

Gains and losses on foreign currency transactions are reported in the statements of operations.

h)	Basic and Diluted Loss Per Share

The Company computes loss per share in accordance with ASC 260, Earnings Per Share. Under these provisions, basic loss per share is computed using the weighted average number of common stock outstanding during the periods. Diluted loss per share is computed using the weighted average number of common and potentially dilutive common stock outstanding during the period. As the Company generated net losses in the periods presented, the basic and diluted loss per share is the same as the exercise of options or warrants would be anti-dilutive.

i)	Fair Value of Financial Instruments

ASC 820, Fair Value Measurements and Disclosures and ASC 825, Financial Instruments establishes a three-tier value hierarchy, which prioritizes the inputs used in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers are:

	•	Level 1 – defined as observable inputs such as quoted prices in active markets;

	•	Level 2 – defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and

	•	Level 3 – defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

	i)	Fair Value of Financial Instruments (Continued)

Cash consists of cash on deposit with a high quality major financial institution. The carrying cost approximates fair value due to the liquidity of these deposits. The carrying amounts of other financial assets and liabilities comprising accounts receivable, accounts payable and accrued liabilities, due to related parties, promissory notes and notes payable, were a reasonable approximation of their fair value.

	j)	Income Taxes

The Company has adopted ASC 740, Income Taxes. This standard requires the use of an asset and liability approach for financial accounting, and reporting on income taxes. Potential benefits of income tax losses are not recognized in the accounts until realization is more likely than not. If it is more likely than not that some portion or all of a deferred tax asset will not be realized, a valuation allowance is recognized.

	k)	Asset Impairment

Long-lived assets are tested for recoverability whenever events or changes in circumstances indicate the carrying amount may not be recoverable, pursuant to guidance established in ASC 360-50, Impairment or Disposal of Long-lived Assets. The Company determines impairment by comparing the undiscounted future cash flows estimated to be generated by its assets to their respective carrying amounts. If impairment is deemed to exist, assets are written down to fair value.

	l)	Comprehensive Loss

ASC 220, Comprehensive Income establishes standards for the reporting and display of comprehensive items in the consolidated financial statements. As at December 31, 2011 and 2010, the Company had no items that represent a comprehensive income or loss and, therefore, has not included a statement of comprehensive loss in the consolidated financial statements.

	m)	Equity Instruments

In situations where common shares are issued and the fair value of the goods or services received is not readily determinable, the fair value of the common shares is used to measure and record the transaction. The fair value of the common shares issued in exchange for the receipt of goods and services is based on the stock price as of the earliest of:

		i)	the date at which the counterparty’s performance is complete;
		ii)	the date at which a commitment for performance by the counterparty to earn the common shares is reached; or
		iii)	the date at which the common shares are issued if they are fully vested and non-forfeitable at that date.

The Company has a stock-based compensation plan which is described more fully in Note 12. The Company measures the compensation cost of stock options and other stock-based awards to employees and directors at fair value at the grant date and recognizes compensation expense over the requisite service period for awards expected to vest.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

m)	Equity Instruments (Continued)

Except for transactions with employees and directors, all transactions in which goods or services are the consideration received for the issuance of equity instruments are accounted for based on the fair value of the consideration received, or the fair value of the equity instruments issued, whichever is more reliably measurable. Additionally, the Company has determined that the dates used to value the transaction are either:

(1)	The date at which a commitment for performance by the counter party to earn the equity instruments is established; or

(2)	The date at which the counter party’s performance is complete.

3.	RECENT ACCOUNTING PRONOUNCEMENTS

In June 2011, the FASB issued Accounting Standards Update No. 2011-05, “Presentation of Comprehensive Income” (“ASU No. 2011-05”), which improves the comparability, consistency, and transparency of financial reporting and increases the prominence of items reported in Other Comprehensive Income (“OCI”) by eliminating the option to present components of OCI as part of the statement of changes in stockholders' equity. The amendments in this standard require that all nonowner changes in stockholders' equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. Subsequently in December 2011, the FASB issued Accounting Standards Update No. 2011-12, “Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income” (“ASU No. 2011- 12”), which indefinitely defers the requirement in ASU No. 2011-05 to present on the face of the financial statements reclassification adjustments for items that are reclassified from OCI to net income in the statement(s) where the components of net income and the components of OCI are presented. The amendments in these standards do not change the items that must be reported in OCI, when an item of OCI must be reclassified to net income, or change the option for an entity to present components of OCI gross or net of the effect of income taxes. The amendments in ASU No. 2011-05 and ASU No. 2011-12 are effective for interim and annual periods beginning after December 15, 2011 and are to be applied retrospectively. The adoption of the provisions of ASU No. 2011-05 and ASU No. 2011-12 will not have a material impact on the Company's consolidated financial position or results of operations.

In September 2011, the FASB issued Accounting Standards Update No. 2011-08, “Testing Goodwill for Impairment” (“ASU No. 2011-08”), which allows entities to use a qualitative approach to test goodwill for impairment. ASU No. 2011-08 permits an entity to first perform a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. If it is concluded that this is the case, it is necessary to perform the currently prescribed two-step goodwill impairment test. Otherwise, the two-step goodwill impairment test is not required. ASU No. 2011-08 is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. The adoption of the provisions of ASU No. 2011-08 will not have a material impact on the Company's consolidated financial position or results of operations.

3.	RECENT ACCOUNTING PRONOUNCEMENTS (Continued)

In January 2010, the FASB issued ASU 2010-06, “Improving Disclosures about Fair Value Measurements”. The ASU 2010-06 amends ASC 820 and requires disclosing the amounts of significant transfers in and out of Level 1 and 2 fair value measurements and to describe the reasons for the transfers. These changes also clarify existing disclosure requirements on the level of disaggregation and disclosures regarding inputs and valuation techniques. The disclosures are effective for reporting periods beginning after December 15, 2009. The Company adopted this statement as of January 1, 2010. The required disclosures are included in Note 15. Additionally, disclosures of the gross purchase, sale, issuance and settlement activities in Level 3 fair value measurements will be required for fiscal years beginning after December 15, 2010.

4.	INVENTORY

	2011	2010

Computers	$23,654	$6,664
Monitors	38,389	62,075
Printers	19,715	-
Modems	-	42,240
Parts and enclosures	214,624	6,109
	$296,382	$117,088

5.	PROPERTY AND EQUIPMENT

	2011
		Accumulated	Net Book Value
	Cost	Amortization

Computer hardware	$38,713	$8,336	$30,377
Computer software	1,324	543	781
Office furniture	14,511	1,716	12,795
Equipment	11,929	3,075	8,854
Leasehold improvements	47,628	14,009	33,619

	$114,105	$27,679	$86,426

	2010
		Accumulated	Net Book
	Cost	Amortization	Value

Computer hardware	$10,799	$45	$10,754
Computer software	1,082	449	633
Office furniture	468	19	449
Equipment	5,410	-	5,410
Leasehold improvements	25,098	-	25,098

	$42,857	$513	$42,344

6.	NOTES AND ACCRUED INTEREST PAYABLE

On January 28, 2011, the Company issued 637,140 common shares at a price of $0.20 per share in settlement of $127,428 notes and accrued interest payable outstanding at December 31, 2010. These amounts were due to a company with a common director.

7.	PROMISSORY NOTE AND ACCRUED INTEREST PAYABLE

At December 31, 2010, the promissory note of $196,050 bore interest at 8% per annum and was repayable in full on January 28, 2004. The Company had entered into various loan extension agreements since the initial due date, including a required balloon payout amount of $25,000. On May 30, 2011, the Company settled the outstanding principal and interest of $275,783 by issuing 1,378,915 common shares.

8.	CONVERTIBLE NOTE AND ACCRUED INTEREST PAYABLE

On August 5, 2011, the Company closed a private placement with a company owned by the Company's President and Chief Executive Officer, consisting of a $1,000,000 secured convertible debenture (the “Debenture”). The Debenture has a maturity date of July 30, 2015, and bears interest at 10% per annum. Principal and accrued interest on the Debenture may be convertible at any time into common shares of the Company (the “Conversion Shares”) at a deemed conversion price of:

	iv)	$0.60 per Conversion Share until July 30, 2012;

	v)	$1.00 per Conversion Share between July 31, 2012 and July 30, 2013; and

	vii)	$1.50 per Conversion Share between July 31, 2013 and the Maturity Date.

On November 15, 2011, the Company modified the terms of the convertible debenture to allow for the conversion of the principal amount of the Debenture, and accrued interest thereon, into the Company’s Class A Preferred Shares rather than common shares of the Company. As the Company did not grant a concession and the modified terms were not substantially different from the original terms, the Company did not apply extinguishment accounting. In addition, as the fair value of the debt was not affected by the modification of the terms, no gain or loss on modification was recorded.

Immediately upon the effectiveness of the amendment, the creditor converted the principal amount of the Debenture, and accrued interest thereon, into an aggregate of 1,027,945 Class A Preferred Shares, at a conversion price of $1.00 per Class A Preferred Share.

9.	RELATED PARTY TRANSACTIONS AND AMOUNTS OWING

For the year ended December 31, 2011, the Company carried out a number of transactions with related parties in the normal course of business. These transactions were recorded at their exchange amount, which is the amount of consideration established and agreed to by the related parties.

The following are related party transactions and amounts owing at December 31, 2011 that are not otherwise disclosed elsewhere:

a)

The Company paid management fees of $Nil (2010 - $63,885; 2009 - $55,287) to a company controlled by a director for the year ended December 31, 2011. Pursuant to an agreement dated November 1, 2008, the Company entered into an agreement with the same party in which the Company agreed to pay $5,506 (CDN$5,600) per month for management services on a month to month basis.

b)

As of December 31, 2011, amounts owing from related parties consists of $158,474 owed from a director and companies controlled by a director, which is included in accounts receivable. At December 31, 2010, accounts payable included $11,320 owed to a director of the Company and to a company controlled by the same director, and $5,209 owed to a company controlled by an officer of the Company.

9.	RELATED PARTY TRANSACTIONS AND AMOUNTS OWING (Continued)

	c)	Interest expensed by the Company relating to notes payable due to a company with a common director amounted to $27,945 (2010 - $Nil; 2009 - $5,327) for the year ended December 31, 2011.

	d)	Interest expensed by the Company relating to notes payable due to a company with a common officer amounted to $Nil (2010 - $158; 2009 - $6,100) for the year ended December 31, 2011.

	e)	On January 28, 2011, the Company issued 4,789,935 common shares of Qeyos to a director of the Company at a fair value of $0.20 per share to settle debt of $957,787.

f)

On January 28, 2011, the Company completed the acquisition of Qeyos, a company controlled by the President of the Company, pursuant to which it acquired all of the issued and outstanding common shares of Qeyos from its shareholders in exchange for the issuance of a total of 4,789,035 shares of the Company’s common stock on the basis of one share of common stock for each share of Qeyos.

g)

On September 30, 2009, the Company entered into debt settlement agreements with holders of promissory notes and an assignment of debt pursuant to which 21,287,895 shares of common stock were issued to companies with a common officer to settle debt totalling $319,318.

10.	INCOME TAXES

The provision for income taxes differs from the result which would be obtained by applying the statutory income tax rate of 34% (2010 – 34%; 2009 – 34%) to income before income taxes. The difference results from the following items:

	2011	2010	2009

Computed expected (benefit) income taxes	$(1,004,000)	$(375,000)	$(119,000)
Increase in valuation allowance	1,004,000	375,000	119,000
	$-	$-	$-

Significant components of the Company’s deferred income tax assets are as follows:

	2011	2010	2009

Deferred income tax asset	$1,744,000	$740,000	$365,000
Valuation allowance	(1,744,000)	(740,000)	(365,000)
	$-	$-	$-

The Company has net operating losses of approximately $5,131,000 (2010 - $2,177,000; 2009 - $1,075,000), which if unutilized, will expire through to 2031. Future tax benefits, which may arise as a result of these losses, have not been recognized in these consolidated financial statements and have been offset by a valuation allowance.

11.	CAPITAL STOCK

	a)	Authorized

At December 31, 2011 and 2010, the Company was authorized to issue the following number and classes of shares:

400,000,000 common shares, $0.001 par value;

100,000,000 preferred shares, $0.001 par value, and series as determined by directors.

	b)	Common Stock

On January 28, 2011, the Company issued 10,000,000 common shares at $0.20 per share pursuant to a private placement for proceeds of $2,000,000, of which $1,385,000 was included in share subscriptions at December 31, 2010.

11.	CAPITAL STOCK (Continued)

b)	Common Stock (Continued)

On January 28, 2011, the Board of Directors of the Company authorized the issuance of 637,140 common shares at a price of $0.20 per share in settlement of $127,428 notes and accrued interest payable.

On January 28, 2011, the Company completed the acquisition of Qeyos, pursuant to which it acquired all of the issued and outstanding common shares of Qeyos from its shareholders in exchange for the issuance of a total of 4,789,035 shares of the Company’s common stock on the basis of one share of common stock for each common share of Qeyos.

On May 30, 2011, the Board of Directors of the Company authorized the issuance of 1,378,915 common shares at a price of $0.20 per share in settlement of $275,783 notes and accrued interest payable.

On May 30, 2011, the Company issued 3,010,000 common shares at $0.20 per share pursuant to a private placement for proceeds of $602,002.

During 2009, the Company issued 38,775,366 shares of the Company’s common stock to settle debt totaling $581,630, comprised of accounts payable of $91,657, notes payable of $407,191 and promissory note and accrued interest of $82,782. This included debt settlement agreements with holders of promissory notes and assignment of debt pursuant to which 21,287,895 common shares of the Company were issued to companies with a common officer to settle debt totaling $319,318.

12.	STOCK OPTIONS

During the year ended December 31, 2011, the Company adopted a Stock Option Plan under which the Company can grant up to 6,620,230 shares of its common stock to the officers, directors, employees and consultants.

On January 28, 2011, the Company granted 2,400,000 stock options to directors, officers, and employees exercisable at $0.20 per share to December 29, 2015. The options vest 50% on the date of grant, 25% on the first anniversary and 25% on the second anniversary. During the year ended December 31, 2011, the Company recorded stock-based compensation of $185,113, as consulting expense related to these options.

On May 1, 2011, the Company granted 300,000 stock options to a consultant exercisable at $0.20 per share to December 29, 2015. The options vest 50% on the date of grant, 25% on the first anniversary and 25% on the second anniversary. During the year ended December 31, 2011, the Company recorded stock-based compensation of $21,832, as consulting expense related to these options.

On July 1, 2011, the Company granted 60,000 stock options to an employee exercisable at $0.60 per share. 50% of the options vest on the date of grant and expire on July 30, 2013. Another 25% vest on the first anniversary and expire on July 30, 2014. The last 25% vest on the second anniversary and expire on July 30, 2015. During the year ended December 31, 2011, the Company recorded stock-based compensation of $682, as consulting expense related to these options.

On November 1, 2011, the Company granted 360,000 stock options to an employee exercisable at $0.60 per share. 50% of the options vest on the date of grant and expire on July 30, 2013. Another 25% vest on the first anniversary and expire on July 30, 2014. The last 25% vest on the second anniversary and expire on July 30, 2015. During the year ended December 31, 2011, the Company recorded stock-based compensation of $682, as consulting expense related to these options.

The fair values of stock options granted were estimated at the date of grant using the Black-Scholes option-pricing model and the weighted average grant date fair value of stock options granted during the year ended December 31, 2011 was $0.10.

12.	STOCK OPTIONS (Continued)

The fair value assumptions used were as follows:

2011

Expected dividend yield	0%
Risk-free interest rate	1.92%
Expected volatility	66%
Expected option life (in years)	4.54 – 5.00

The following table summarizes the continuity of the Company’s stock options:

	Number of	Weighted	Weighted-	Aggregate
	Options	Average	Average	Intrinsic
		Exercise	Remaining	Value
		Price	Contractual
			Term (years)

Outstanding, December 31, 2010 and 2009	-	$-	-	$-
Granted	3,120,000	$0.25
Cancelled	(400,000)	$0.20

Outstanding, December 31, 2011	2,720,000	$0.26	4.98	-

Exercisable, December 31, 2011	1,360,000	$0.25	4.98	-

A summary of the status of the Company’s non-vested options at December 31, 2011, and changes during the year ended December 31, 2011 are presented below:

		Weighted
		Average
	Number of	Grant Date
	Options	Fair Value

Non-vested at December 31, 2010 and 2009	-	$-

Granted	3,120,000	$0.10
Cancelled	(400,000)	$0.10
Vested	(1,360,000)	$0.10

Non-vested at December 31, 2011	1,360,000	$0.10

As at December 31, 2011, there was $71,342 in total unrecognized compensation cost related to non-vested stock options.

13.	REDEEMABLE PREFERRED STOCK

On November 15, 2011, the Company created one series of the 100,000,000 preferred shares it is authorized to issue, consisting of 25,000,000 shares, to be designated as Class A Preferred Shares. The principal terms of the Class A Preferred Shares are as follows:

Voting rights – The Class A Preferred Shares have voting rights (one vote per share) equal to those of the Company’s common stock.

Dividend rights – The Class A Preferred Shares carry a cumulative cash dividend of 10% per annum.

Conversion rights – The holders of the Class A Preferred Shares have the right to convert the Class A Preferred Shares, from time to time, at the option of the holder, into one common share until July 31, 2015 at the following conversion prices:

	i)	$0.60 per Common Share if converted at any time up to and including July 31, 2012;

	ii)	$1.00 per Common Share if converted at any time between August 1, 2012 and July 31, 2013; and

	iii)	$1.50 per Common Share if converted at any time between August 1, 2013 and July 31, 2015.

Redemption rights – At any time, the holders of the Class A Preferred Shares may elect to have the Company redeem the Class A Preferred Shares for an amount equal to $1.00 per share. At any time, the Company may redeem the Class A Preferred Shares for an amount equal to $1.00 per share.

The Company has classified the Class A Preferred Shares as temporary equity because they are redeemable beyond the control of the issuer.

The Company completed a private placement with a company owned by the Company's President and Chief Executive Officer, consisting of the issuance of 1,000,000 Class A Preferred Shares at a price of $1.00 per Class A Share for gross proceeds of $1,000,000.

The Company converted the principal amount of the Debenture described in Note 6, and accrued interest thereon, into an aggregate of 1,027,945 Class A Preferred Shares, at a conversion price of $1.00 per Class A Preferred Share.

The following table reflects activity in Class A Preferred Shares:

	Number of
	Class A
	Preferred Shares	Amount
Balance, December 31, 2010	-	$-
Issuance of preferred shares for cash	1,000,000	1,000,000
Issuance of preferred shares upon conversion of note	1,027,945	1,027,945

Balance, December 31, 2011	2,027,945	$2,027,945

14.	COMMITMENTS AND CONTRACTUAL OBLIGATIONS

The Company had no significant commitments or contractual obligations with any parties respecting executive compensation, consulting arrangements, or other matters. Management services provided are on a month to month basis.

The Company has entered into two leases for the provision of office space until January 31, 2014. The Company’s future minimum lease payments for the two leases are as follows:

Fiscal year ending December 31, 2012	$135,356	(Cdn$137,655)
Fiscal year ending December 31, 2013	135,985	(Cdn$138,295)
Fiscal year ending December 31, 2014	11,332	(Cdn$11,524)
	$282,673	(Cdn$287,474)

15.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The following table presents information about the Company’s financial instruments that have been measured at fair value as of December 31, 2011 and 2010, and indicates the fair value hierarchy of the valuation inputs utilized to determine such fair values:

2011	FAIR
	VALUE		TOTAL
	INPUT	HELD-FOR-	CARRYING	FAIR
	LEVEL	TRADING	VALUE	VALUE
Financial assets
Cash	1	$728,575	$728,575	$728,575

2010	FAIR
	VALUE		TOTAL
	INPUT	HELD-FOR-	CARRYING	FAIR VALUE
	LEVEL	TRADING	VALUE
Financial assets
Cash	1	$877,848	$877,848	$877,848

Due to the nature of cash, accounts receivable, accounts payable, notes and promissory note payable and redeemable preferred stock, the fair value of these instruments approximated their carrying value. Notes and promissory note are recorded at estimated fair value on issue and at amortized cost on an ongoing basis.

16.	SUBSEQUENT EVENT

Subsequent to year-end, the Company granted 300,000 stock options to an employee exercisable at $0.60 per share. 50% of the options vest on the date of grant and expire on July 30, 2013. Another 25% vest on the first anniversary and expire on July 30, 2014. The last 25% vest on the second anniversary and expire on July 30, 2015.

ITEM 18	Financial Statements

Refer to “Item 17. Financial Statements”.

ITEM 19	Exhibits

The following exhibits are being filed as part of this annual company report, or are incorporated by reference where indicated:

Exhibit Number	Description of Exhibit
1.1	Memorandum of Association (incorporated by reference from Exhibit 3.1 to our current report on Form 8-K as filed with the SEC on August 5, 2009)
1.2	Articles of Association (incorporated by reference from Exhibit 3.2 to our current report on Form 8-K as filed with the SEC on August 5, 2009)
4.1	Promissory Note with In Touch Digital Media Inc. dated February 18, 2009
4.2	Promissory Note with In Touch Digital Media Inc. dated March 31, 2009 (incorporated by reference from Exhibit 10.5 to our registration statement on Form S-4 as filed with the SEC on April 9, 2009)
4.3	Promissory Note with In Touch Digital Media Inc. dated May 8, 2009 (incorporated by reference from Exhibit 10.9 to our quarterly report on Form 10-Q as filed with the SEC on May 15, 2009)
4.3	Form of Debt Settlement and Subscription Agreement, effective as of September 30, 2009 (incorporated by reference from our Annual Report on Form 20-F as filed with the SEC on April 29, 2010)
4.4	Share Exchange Agreement with Qeyos Ad Systems Inc. dated January 28, 2011 (incorporated by reference from our Annual Report on Form 20-F as filed with the SEC on February 3, 2011)
4.6

Debt Settlement and Subscription Agreement dated January 28, 2011 with R. J. Tocher Holdings Ltd. (incorporated by reference from our Annual Report on Form 20-F as filed with the SEC on February 3, 2011)

4.7	Form of Private Placement Subscription Agreement (incorporated by reference from our Annual Report on Form 20-F as filed with the SEC on February 3, 2011)
4.8	2011 Stock Option Plan (incorporated by reference from our Annual Report on Form 20-F as filed with the SEC on February 3, 2011)
8.1

Significant subsidiaries of our Company: Qeyos Ad Systems Inc., a British Columbia corporation, all of the shares of which are owned by our company, and Wuxi Xun Fu Information Technology Co., Ltd., a company incorporated under the laws of the People’s Republic of China, all of the shares of which are owned by Qeyos.

11.1	Code of Ethics (incorporated by reference from our Registration Statement on Form 20-F, as amended, filed on March 30, 2004).
12.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

QWICK MEDIA INC.

By:	“Ross Tocher”
Ross J. Tocher,
President and Chief Executive Officer
(Principal Executive Officer)

Date: April 30, 2012

By:	“Kevin Kortje”
Kevin Kortje
Chief Financial Officer
(Principal Financial Officer
and Principal Accounting Officer)

Date: April 30, 2012