Form 20-F
period 2012-12-31
QWICK MEDIA INC.
filed 2013-05-01
CIK 1128790

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☐	For the transition period from ____________ to ____________________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Not Applicable
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 71,128,456 common shares as of December 31, 2012

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

  YES  ☐  NO  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

   YES   ☐ NO  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
  YES ☒  NO ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
   YES  ☒ NO ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer        ☐                                                                                                                     Accelerated filer                ☐                  Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
U.S. GAAP ☒	International Financial Reporting Standards as issued ☐ by the International Accounting Standards Board	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐  Item 17  ☐  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

  YES  ☐  NO  ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

  YES   ☐   NO  ☐

INTRODUCTION AND INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains forward-looking statements. Forward-looking statements are projections in respect of future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “intend”, “expect”, “plan”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, or “continue”, or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks in the section entitled “Risk Factors” commencing on page 7, which may cause our or our industry’s actual results, levels of activity or performance to be materially different from any future results, levels of activity or performance expressed or implied by these forward-looking statements.  These risks and uncertainties include: a renewed downturn in international economic conditions; any adverse occurrence with respect to the development or marketing of our technology; any adverse occurrence with respect to any of our licensing agreements; our ability to successfully bring products to market; product development or other initiatives by our competitors; fluctuations in the availability and cost of materials required to produce our products; any adverse occurrence with respect to distribution of our products; potential negative financial impact from claims, lawsuits and other legal proceedings or challenges; and other factors beyond our control.

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

A.           Selected Financial Data

The following financial data summarizes selected financial data for our company prepared in accordance with United States generally accepted accounting principles (“US GAAP”) for the five fiscal years ended December 31, 2012. The information presented below for the five year period ended December 31, 2012 is derived from our financial statements which were examined by our independent auditor.  The information set forth below should be read in conjunction with our audited financial statements and related notes included in this annual report, and with the information appearing under the heading “Item 5. Operating and Financial Review and Prospects”.  The data is presented in U.S. dollars.

Selected Financial Data

(Stated in U.S. Dollars - Calculated in accordance with US GAAP)

	Year ended Dec. 31, 2012 (audited)	Year ended Dec. 31, 2011 (audited)	Year ended Dec. 31, 2010 (audited)	Year ended Dec. 31, 2009 (audited)	Year ended Dec. 31, 2008 (audited)
Revenue	$146,619	$84,185	$2,718	$-	$-
Total expenses	3,279,571	3,260,144	1,104,915	351,291	104,412
Loss from operations and continuing operations	3,132,952	3,175,999	1,102,197	351,291	104,412
Net loss	3,132,952	3,175,999	1,102,197	351,291	104,412
Basic and diluted loss per common share	0.04	0.05	0.02	0.02	0.01
Total assets	721,637	1,542,848	1,088,360	1,433	659
Total liabilities	2,475,594	245,031	458,101	297,030	650,962
Total stockholders’ equity (deficiency)	(3,781,902)	(730,128)	630,259	(295,597)	(650,303)
Capital stock	71,128	71,128	56,102	56,102	12,538
Weighted average number of common shares outstanding	71,128,000	61,940,000	56,102,000	22,312,000	12,538,000
Number of common shares outstanding as at period end	71,128,456	71,128,456	56,102,401	56,102,401	12,538,000
Long-term debt	-	-	-	-	-
Dividends per common share	-	-	-	-	-
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

We have not generated significant revenues from our operations to date. As of December 31, 2012, we had accumulated $8,679,129 in losses since inception. As a result of the completion of the acquisition of the shares of Qeyos on January 28, 2011, our business is the development of proprietary software, know-how and hardware. Our software and hardware is planned to be used in the digital out-of-home (“DOOH”) media advertising industry. Therefore, our principal business plan is to provide our clients with advertising opportunities through self-service, interactive digital kiosks, interactive window displays, interactive transit displays and other interactive out-of-home advertising displays, such as digital wall-scapes, spectaculars and mall displays that we plan to own and operate in North American advertising market.  Our ability to generate revenues from planned advertising sales depends largely on our ability to provide a large interactive network of digital kiosks and digital TV screens that show our programs in high traffic locations at trade-show exhibitions and large retail stores and shopping malls. This, in turn, requires that we obtain specialized broadcast interactive television (“micro-broadcast”) contracts or concession rights contracts in order to operate our business. Our prior deployment of 80 locations in tire dealerships across Canada in cooperation with Yokohama (Canada) Inc. was terminated in or about May 2011. In addition, our pilot deployment of approximately 60 locations in the Greater Vancouver Region for Qwick Deals™ was terminated in or about November 2012. Since then the Company has been working on obtaining alternative high traffic locations, which is on-going and inconclusive to date. As such, in order to generate significant revenues, we will incur substantial expenses in the development of our business. We therefore expect to incur significant losses in the foreseeable future. We recognize that if we are unable to generate significant revenues from our activities, our entire business may fail. There is no history upon which to base any assumption as to the likelihood that we will be successful in our plan of operation, and we can provide no assurance to investors that we will generate operating revenues or achieve profitable operations in the future.

If we are not able to effectively protect our intellectual property, our business may suffer a material negative impact and may fail.

The success of our company will be dependent on our ability to protect and develop our technology; however, we have not yet obtained any patents or trademarks other than our U.S. trade name “Qwick Media”. We completed our registration of the U.S. trade-name “Qwick Media”, which was issued on September 20, 2011 under number 4,029,739. In addition, on March 30 2012 we applied under reference number 2065-100 for the Canadian trade name “Qwick Deal”, and under application number 85739426 for the United States trade name, which applications remain pending in Canada and the United States respectively. If we are unable to secure trademark and patent protection for our intellectual property in the future or that protection is inadequate for future products, our business may be materially adversely affected. Further, there is no assurance that our interactive kiosks and displays or other aspects of our business do not or will not infringe upon patents, copyrights or other intellectual property rights held by third parties. Although we are not aware of any such claims, we may become subject to legal proceedings and claims from time to time relating to the intellectual property of others in the ordinary course of our business. If we are found to have violated the intellectual property rights of others, we may be enjoined from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives. In addition, we may incur substantial expenses and diversion of management time in defending against these third-party infringement claims, regardless of their merit. Successful infringement or licensing claims against us may result in substantial monetary liabilities, which may materially and adversely disrupt our business.

We have had negative cash flows from operations and if we are not able to obtain further financing, our business operations may fail.

We had cash in the amount of $143,280 and a working capital deficiency of $1,834,295 as of December 31, 2012.  If our current resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of convertible debt securities or additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations and liquidity.

In addition, our ability to obtain additional capital on acceptable terms is subject to a variety of uncertainties, including:

•           investors’ perception of, and demand for, securities of alternative advertising media companies;

•           conditions of the U.S. and other capital markets in which we may seek to raise funds;

•           our future results of operations, financial condition and cash flows;

•           economic, political and other conditions in North America; and

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

•           preserve our position in the interactive digital media markets in North America;

•
manage our emerging relationships with large retailers and micro-broadcast sponsors to secure network broadcast and media management contracts or concession rights contracts and obtain such contracts or concession rights contracts to operate interactive digital media platforms in leading retail chains on commercially advantageous terms or at all;

•           obtain and retain advertising clients;

•           manage our emerging relationships with third-party non-advertising content providers;

•           secure a sufficient amount of low-cost interactive digital kiosks and digital TV screens from our suppliers;

•           manage our expanding operations, including the integration of any future acquisitions;

•	increase and diversify our revenue sources by successfully expanding into other complimentary advertising media platforms and replacing third party light box displays to interactive digital frames;

•           respond to competitive market conditions;

•           maintain adequate control of our expenses; or

•           attract, train, motivate and retain qualified personnel.

If we are unsuccessful in addressing any of these risks, our business may be materially and adversely affected.

If advertisers or the viewing public do not accept, or lose interest in, our planned interactive digital media network, we may be unable to generate sufficient cash flow from our operating activities and our prospects and results of operations could be negatively affected.

The market for interactive digital media networks in North America remains relatively new and its potential is uncertain. We compete for advertising spending with many forms of more established advertising media, such as television, print media, Internet and other types of out-of-home advertising. Our success depends on the acceptance of our interactive digital media network by advertising clients and agencies and their continuing and increased interest in this medium as a component of their advertising strategies. Our success also depends on the viewing public continuing to be receptive to our interactive digital media network. Advertisers may elect not to use our services if they believe that consumers are not receptive to our micro-broadcast network or that our network does not provide sufficient value as an effective advertising medium. Likewise, if consumers find some element of our network to be disruptive or intrusive, large retailing companies may decide not to allow us to operate the interactive digital and interactive TV screens in stores or shopping malls or to place our programs in high traffic areas, and advertisers may view our micro-broadcast network as a less attractive advertising medium compared to other alternatives. In that event, advertisers may determine to decline spending on our micro-broadcast network and interactive advertising distribution channels.

Interactive DOOH advertising is a new concept in North America and in the advertising industry generally. If we are not able to adequately track consumer responses to our programs, in particular tracking the demographics of consumers most receptive to interactive advertising, we will not be able to provide sufficient feedback and data to existing and potential advertising clients to help us generate demand and determine pricing. Without improved market research, advertising clients may reduce their use of interactive advertising and instead turn to more traditional forms of advertising that have more established and proven analytical methods of tracking effectiveness.

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

Current laws and regulations in North America may prohibit any entities or individuals from broadcasting non-advertising content through television networks without the prior approval of the relevant authorities. Applicable laws and regulations do not, however, expressly classify the display of non-advertising content through digital media networks such as ours as a form of broadcasting. Although we believe we are in compliance with current laws and regulations in the jurisdictions in which we operate, we cannot assure you that the relevant authorities will reach the same conclusion.

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

We face significant competition in the global advertising industry, and if we do not compete successfully against new and existing competitors in North America, we may not realize our plan for implementation, or may lose, our future planned market share, and our intended profitability may be adversely affected.

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

Our planned operations are directly linked to the fortunes of the DOOH advertising industry. Demand for such advertising fluctuates significantly from period to period, is subject to seasonality due to weather conditions, and is particularly susceptible to downturns in the economy, any of which could lead to a reduction in the growth of the DOOH industry in North America.

A decrease in demand for our planned advertising services may materially and adversely affect our ability to generate revenues, our financial condition and results of operations.

Demand for our advertising services, and the resulting advertising spending by our clients, may fluctuate due to changes in general economic conditions, and advertising spending typically decreases during periods of economic downturn. Our clients may reduce the money they spend to advertise on our network for a number of reasons, including but not limited to:

•           a general decline in economic conditions;

•           a general decline in the number of consumers and consumer spending;

•           a decline in economic conditions in the particular cities where our networks are located;

•           a decision to shift advertising expenditures to other available advertising media; and

•           a decline in advertising spending in general.

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

We may acquire businesses, technologies, services or products which are complementary to our core interactive digital media network business. Future acquisitions may expose us to potential risks, including but not limited to risks associated with:

•           the integration of new operations, services and personnel;

•           unforeseen or hidden liabilities;

•           the diversion of resources from our existing business and technology;

•           our potential inability to generate sufficient revenue to offset new costs;

•           the expenses of acquisitions; or

•	the potential loss of or harm to relationships with both employees and advertising clients resulting from our integration of new businesses.

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

Our future plans for quarterly and annual operating results are difficult to predict and may fluctuate significantly, if realized, from period to period based on the seasonality of consumer spending and corresponding advertising trends in North America. In addition, DOOH and advertising spending in North America and China generally tends to increase during holidays and tends to decrease during the fourth quarter.  DOOH and advertising spending in North America is also affected by certain special events and related government measures. As a result, period-to-period comparisons of our operating results may be unreliable as an indication of our future performance.

We may experience seasonality effects due to the seasonality of DOOH and advertising spending in North America. Other factors that may cause our operating results to fluctuate include a deterioration of economic conditions in North America and potential changes to the regulation of the advertising industry in North America, which are discussed elsewhere in this Form 20-F. If our projected revenues for a particular quarter are lower than we expect, we may be unable to reduce our operating expenses for that quarter by a corresponding amount, which would harm our operating results for that quarter relative to our operating results from other quarters.

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

In addition, if the security of our content management system is breached and unauthorized images, text or audio sounds are displayed on our network, viewers or the government may find these images, text or audio sounds to be offensive, which may subject us to civil liability or government censure despite our efforts to ensure the security of our content management system. Any such event may also damage our reputation. If our advertising viewers do not believe our content is reliable or accurate, our business model may become less appealing to viewers in North America and our advertising clients may be less willing to place advertisements on our network.

Risks Related to Regulation of Our Business and to Our Structure

We may become a passive foreign investment company, or PFIC, which could result in adverse United States federal income tax consequences to U.S. investors.

Based upon the past and projected composition of our income and valuation of our assets, including goodwill, we believe we were not a passive foreign investment company, or PFIC, for 2012, we do not expect to be a PFIC for 2013, and we do not expect to become one in the future, although there can be no assurance in this regard. If, however, we were a PFIC, such characterization could result in adverse United States federal income tax consequences to you if you are a U.S. investor. For example, if we are a PFIC, our U.S. investors will become subject to increased tax liabilities under United States federal income tax laws and regulations and will become subject to burdensome reporting requirements. The determination of whether or not we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. Specifically, we will be classified as a PFIC for United States federal income tax purposes if either: (i) 75% or more of our gross income in a taxable year is passive income, or (ii) the average percentage of our assets by value in a taxable year which produce or are held for the production of passive income (which includes cash) is at least 50%. The calculation of the value of our assets will be based, in part, on the then market value of our common shares, which is subject to change. We cannot assure you that we will not be a PFIC for 2013 or any future taxable year. For more information on PFICs, see “Item 10.E Additional Information — Passive Foreign Investment Corporation”.

Compliance with advertising laws and regulations may be difficult and could be costly, and failure to comply could subject us to government sanctions.

Advertising laws and regulations require advertisers, advertising operators and advertising distributors, including businesses such as ours, to ensure that the content of the advertisements they prepare or distribute are fair and accurate and are in full compliance with applicable laws. Violation of these laws or regulations may result in penalties, including fines, confiscation of advertising fees, orders to cease dissemination of the advertisements and orders to publish an advertisement correcting the misleading information. In circumstances involving serious violations, governments may revoke a violator’s license for advertising business operations.

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

We endeavor to comply with such requirements, including by requesting relevant documents from the advertisers. However, we cannot assure the reader that each advertisement that an advertiser or advertising agency client provides to us and which we include in our micro-broadcast network programs is in compliance with relevant advertising laws and regulations or that the supporting documentation and government approvals provided to us by our advertising clients in connection with certain advertising content are complete. Although we review advertising content for compliance with relevant laws and regulations, we cannot assure the reader that we will be able to properly review the content to comply with the standards imposed on us with certainty.

If the PRC government finds that the agreements that establish the structure for operating our business in the PRC do not comply with PRC governmental restrictions on foreign investment we could be subject to severe penalties.

PRC regulations currently permit 100% foreign ownership of companies that provide software development services.  Penalties for violations include:

•	revoking the business and operating licenses of our PRC subsidiary;

•	discontinuing or restricting our PRC subsidiary’s operations;

•	imposing conditions or requirements with which we or our PRC subsidiary may not be able to comply;

•	requiring us or our PRC subsidiary to restructure the relevant ownership structure or operations; or

•	restricting or prohibiting our use of the proceeds of the concurrent private placement to finance our business and operations in China.

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

Our business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments of China. The Chinese economy differs from the economies of most developed countries in many respects, including:

•           the amount of government involvement;

•           the level of development;

•           the growth rate;

•           the control of foreign exchange; and

•           the allocation of resources.

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

The reporting and functional currency of our company is the U.S. dollar. However, a substantial portion of the expected expenses of Wuxi may be denominated in the Canadian dollar and renminbi (“RMB”), the official currency of PRC.  The value of these currencies against the U.S. dollar may fluctuate and is affected by, among other things, changes in the political and economic conditions in Canada and China. Fluctuations in exchange rates, primarily those involving the U.S. dollar, may affect the relative purchasing power of our working capital and our balance sheet and earnings per share in U.S. dollars. In addition, appreciation or depreciation in the value of the foreign currencies relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations. Fluctuations in the exchange rate will also affect the relative value of any dividend we may issue which will be exchanged into U.S. dollars, and earnings from, and the value of, any U.S. dollar-denominated investments we make in the future.

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

Our officers and directors, in the aggregate, beneficially own 44.3% of the issued and outstanding common shares. As a result, they have the ability to influence matters affecting our shareholders, including the election of our directors, the acquisition or disposition of our assets, and the future issuance of our shares. Because our officers, directors and principal shareholders control such shares, investors may find it difficult to replace our management if they disagree with the way our business is being operated. Because the influence by these insiders could result in management making decisions that are in the best interest of those insiders and not in the best interest of the investors, you may lose some or all of the value of your investment in our common shares.

Our business depends substantially on the continuing efforts of our senior executives, and our business may be severely disrupted if we lose their services.

Our future success heavily depends upon the continued services of our senior executives and other key employees. In particular, we rely on the expertise, financial assistance and experience of our chief executive officer, Ross  Tocher. We rely on the industry expertise, experience in our business operations and sales and marketing, of our senior executives, and their working relationships with our employees, other major shareholders, advertising clients, micro-broadcast network sponsors and advertisers, and relevant government authorities.

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

There is currently a limited market for our common shares and we can provide no assurance to investors that a market will develop. If a market for our common shares does not develop, our shareholders may not be able to re-sell the common shares that they have purchased and they may lose all of their investment. Public announcements regarding our company, changes in government regulations, conditions in our market segment and changes in earnings estimates by analysts may cause the price of our common shares to fluctuate substantially.  In addition, the Over-the-Counter Bulletin Board is not an exchange and, because trading of securities on the Over-the-Counter Bulletin Board is often more sporadic than the trading of securities listed on an exchange, you may have difficulty reselling any of the shares you purchase from our shareholders.

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

On the same day, we completed a private placement of 10,000,000 common shares at a price of $0.20 per share for aggregate gross proceeds of $2,000,000. We used the net proceeds from this private placement to fund further capital fund raising and for other general corporate purposes. On the same day, we completed the issuance of 637,140 common shares at a deemed price of $0.20 per share in settlement of $127,428 debt outstanding.

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

On August 5, 2011, we issued a $1,000,000 secured convertible debenture to R.J. Tocher Holdings Ltd., a company owned by Ross Tocher, our President and Chief Executive Officer. The debenture has a maturity date of July 30, 2015 and bears interest at 10% per annum. Principal and accrued interest on the debenture were to be convertible at any time into common shares at a deemed conversion price of: (i) $0.60 per share until July 30, 2012 (expired); (ii) $1.00 per share between July 31, 2012 and July 30, 2013; and (iii) $1.50 per share between July 31, 2013 and the maturity date. In November 2011, we amended the terms of the debenture to allow for the conversion of the principal amount of the debenture, and accrued interest thereon, into Class A Shares (as defined below) rather than common shares.  Immediately upon the effectiveness of the amendment, R.J. Tocher Holdings Ltd. determined to convert the principal amount of the debenture, and accrued interest thereon, into an aggregate of 1,027,945 Class A Shares, at a conversion price of $1.00 per Class A Share.

Effective November 15, 2011, we created one series of the one hundred million (100,000,000) preferred shares we are authorized to issue, consisting of twenty-five million (25,000,000) shares, to be designated as Class A Preferred Shares (each, a “Class A Share”).  The Class A Shares carry certain rights and restrictions that include redemption and retraction rights.  Each Class A Share may be convertible from time to time into one common share, at the holder’s option, until July 31, 2015 at the following conversion prices:

(a)            $0.60 per common share if converted at any time up to and including July 31, 2012 (expired);

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

Capital Expenditures

During the three fiscal years ended December 31, 2012, 2011 and 2010, we did not undertake any capital expenditures. Our planned capital expenditures for the next twelve months are summarized below under the heading “Liquidity and Capital Resources – Anticipated Cash Requirements”.

Takeover offers

We are not aware of any indication of any public takeover offers by third parties in respect of our common shares during our last or current financial years.

B.           Business Overview

Overview

We develop interactive proprietary software, know-how and hardware. QwickView™ touch screen software is built in C# programming language on a Windows® multi-touch platform. Technically, there are no creative boundaries, such as limits imposed by third party software applications, intellectual bottle-neck, platform stability and external technical support. The software design process is standardized and documented so new employees can be readily integrated. The software development architecture team in Burnaby, British Columbia, Canada provides technical and creative guidance for coders in Wuxi, China.  It is the equivalent of artists working with engineers. Due to time differences our company programs in a 24/7 environment. This strategy leverages production outsourcing and high execution speed.  QwickView™ hardware is the physical product that acts as a point of service terminal for end users. The hardware consists of a skeleton platform, chassis (outside enclosure) and integrated PC equipment and peripherals.  Hardware development is presently managed from Burnaby, British Columbia, and outsourced to certain manufacturers in the United States and Taiwan.

Our software and hardware is used in the DOOH advertising industry. Therefore, our principal business is to provide our clients with advertising opportunities through self-service interactive digital kiosks, interactive window displays, interactive transit displays and other interactive out-of-home advertising displays, such as digital wallscapes, spectaculars and mall displays, that we  plan to operate in North American advertising markets. Our software development business in China is conducted via Wuxi, an indirect 100% subsidiary of our company.

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

DOOH advertising in North America has experienced significant growth in recent years. By focusing on interactive advertising, we aim to enable our advertising clients to better target consumers, who we believe are an attractive demographic for advertisers due to their higher-than-average disposable income. We strategically place our interactive kiosks and interactive digital TV screens in high-traffic locations of trade show exhibitions, shopping malls, and in stores of large chain retailers, particularly in areas where there tends to be significant waiting time.

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

•
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

•
Incremental Revenue Opportunity.   Under our cooperative services contracts, we offer micro-broadcast sponsors a share in revenue as a means of cost recovery in exchange for the concession rights to play our programs in their venues. Through these contractual arrangements, individual micro-broadcast sponsors can deploy a nationwide interactive digital media network to provide high-quality media content to their consumers and their affiliated marketing clientele, who desire to convey their own advertising message to such consumers, under cooperative marketing programs.

•
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

•
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

•
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

•
We plan to grow our leading technology into a market position and revenues by building local sales teams in additional cities to increase our sales of advertising time slots and utilization rate in these cities and increase the number of interactive digital TV screens and other interactive displays in our emerging micro-broadcast network opportunities;

•
We will continue to secure high quality non-advertising content to make audiences more receptive to advertisements played on our network and ultimately bring greater value to our business in a cost-effective manner;

•
We will continue to promote our brand name and the value of interactive DOOH advertising through proactive sales and marketing efforts to solidify and broaden our customer base and our emerging relationships with large retail chains and content providers; and

•	We plan to pursue strategic relationships and acquisitions that expand our business within the DOOH advertising industry, although we are not currently negotiating any material acquisitions.

We intend to leverage our leading market position to maintain our market leadership, enhance our mass appeal to our advertising clients and increase our fees and revenues. To achieve this goal, we intend to:

•
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

•
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

Competition

We compete primarily with several different groups of competitors:

•	advertising companies that operate advertising networks, such as CBSDecaux, and DOOH short of the interactive sector, such as Focus Media, Captivate, ClearChannel and others;

•	in-house advertising companies of large retail chains that may operate their own advertising networks; and

•
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

Employees

As of April 30, 2013 we had 16 employees working in Burnaby, British Columbia, and an additional 12 employees working in Wuxi, PRC. Additionally, we have engaged five contractors, three of whom work in Burnaby, British Columbia, and two of whom work in Las Vegas, Nevada.

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

Self Regulation Practices - Code of Advertising Practices in Digital Media

We are committed to delivering our advertiser’s message to the consumer. This role in the arena of public discourse requires both a defense of free speech and sensitivity to contemporary standards and concerns. We recognize the need to balance these demands and therefore adheres to the following code of advertising practices:

•
Establish exclusionary zones which prohibit advertisements of all products illegal for sale to minors that are intended to be read from or within 1000 feet of established places of worship, primary and secondary schools or playgrounds.

•
Continue to assert the right to reject creative content that is misleading, sexually explicit, overly suggestive, or in any way reflects upon the character, integrity, or standing of any organization or individual.

•	Continue our traditional commitment at both the national and local levels to display public service messages for worthy community causes.

•	Encourage diversity of advertised goods and services in all markets.

Advertising Content in General

Advertising laws and regulations set forth certain content requirements for advertisements in North America include prohibitions on, among other things, misleading content; or content involving obscenities, superstition, violence, discrimination or infringement of the public interest. Advertisements for anaesthetic, psychotropic, toxic or radioactive drugs are also prohibited. The dissemination of tobacco advertisements via media is also prohibited as well as the display of tobacco advertisements in any waiting lounge, theatre, cinema, conference hall, stadium or other public area. There are also specific restrictions and requirements regarding advertisements that relate to matters such as patented products or processes, pharmaceuticals, medical instruments, agrochemicals, foodstuff, alcohol and cosmetics. In addition, all advertisements relating to pharmaceuticals, medical instruments, agrochemicals and veterinary pharmaceuticals advertised through radio, film, television, newspaper, magazine, out-of-home and other forms of media, together with any other advertisements which are subject to censorship by administrative authorities according to relevant laws and administrative regulations. We do not believe that advertisements containing content subject to restriction or censorship comprise a material portion of the advertisements displayed on our micro-broadcast network.

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

Additional financing will be required.  We have not generated significant revenues from our operations to date. As of December 31, 2012, we had accumulated $8,679,129 in losses since inception.  We require approximately $2,000,000 per year to maintain operations at their current level, to fund the costs attributed to wages, rents, general and administrative expenses.

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

The following chart shows our current corporate structure:

D.           Property, Plant and Equipment

Our principal executive offices and operating headquarters are located in Burnaby, British Columbia, where we lease approximately 2,000 square meters of office and warehouse space. Our branch offices lease approximately 908 square meters of office space in three other locations, including Vancouver, British Columbia and Wuxi, China.

ITEM 4A                      Unresolved Staff Comments

Not applicable.

ITEM 5	Operating and Financial Review and Prospects

The information in this section is presented in accordance with United States generally accepted accounting principles.

A.           Operating Results

The following summary should be read in conjunction with our audited financial statements for the years ended December 31, 2012, 2011 and 2010, which are included in this annual report on Form 20-F.

	Year Ended December 31, 2012 (audited)	Year Ended December 31, 2011 (audited)	Year Ended December 31, 2010 (audited)
Expenses
Advertising and promotion	$89,126	149,372	$8,610
Amortization	42,918	26,284	320
Consulting fees	94,880	277,825	74,136
Filing fees	11,730	13,997	838
Foreign exchange	(17,380)	8,252	62,198
Interest and bank charges	210,352	56,147	19,669
Management fees	256,962	242,326	104,056
Office and administrative	428,285	527,438	66,664
Professional fees	159,262	98,617	123,878
Rent	203,931	178,706	-
Salaries, wages and benefits	1,675,220	1,135,857	445,834
Software development costs	-	442,579	179,222
Travel	124,285	102,744	19,490
Total expenses	3,279,571	3,260,144	1,104,915
Net Loss	3,132,952	3,175,999	1,102,197

Revenue

We are a development stage company and have not generated significant revenues from our business operations since inception. Our company does not currently own any property interests.

Expenses

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Our operating expenses for the year ended December 31, 2012 were $3,279,571 compared to $3,260,144 for the year ended December 31, 2011. The small increase from fiscal 2011 to fiscal 2012 was mainly due to decreased expenses attributable to: software development costs (fiscal 2012: Nil; fiscal 2011: $442,579); advertising and promotion (fiscal 2012: $89,126; fiscal 2011: 149,372); consulting fees (fiscal 2012: $94,880; fiscal 2011: $277,825); and office and administrative expenses (fiscal 2012: $428,285; fiscal 2011: $527, 438), offset in part by increases in expenses attributable to: salaries, wages and benefits (fiscal 2012: $1,675,220; fiscal 2011: $1,135,857); interest and bank charges (fiscal 2012: $210,352; fiscal 2011: $56,147); management fees (fiscal 2012: $263,447; fiscal 2011: $242,326); professional fees (fiscal 2012: $159,262; fiscal 2011: $98,617); rent (fiscal 2012: $256,962; fiscal 2011: $178,706); and travel expenses (fiscal 2012: $124,285; fiscal 2011: $102,744).

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Our operating expenses for the year ended December 31, 2011 were $3,260,144 compared to $1,104,915 for the year ended December 31, 2010. This increase in operating expenses of $2,155,229 resulted from a significant expansion of the company’s business development operations during 2011 subsequent to the acquisition of Qeyos Ad Systems Inc., including an increase in management fees from $104,056 in 2010 to $242,326 in 2011. The only component of our expenses that materially decreased in 2011 was foreign exchange, which decreased by $53,946 to $8,252.

B.           Liquidity and Capital Resources

Our financial position as at December 31, 2012 and December 31, 2011 and the changes for the years then ended are as follows:

Working Capital

	As at December 31, 2012 (audited)	As at December 31, 2011 (audited)
Current assets	$641,299	$1,456,422
Current liabilities	$2,475,594	$245,031
Working capital (deficit)	$(1,834,295)	$1,211,391

Our working capital decreased from $1,211,391 at December 31, 2011 to a deficit of ($1,834,295) at December 31, 2012 as a result of a decrease in cash, accounts receivable and prepaid expenses and an increase in inventory, accounts payable and accrued liabilities, amounts due to related parties and accrued dividends payable..

Cash Flows

	Year Ended December 31, 2012 (audited)	Year Ended December 31, 2011 (audited)
Net cash used in operating activities	$(548,465)	$(3,306,543)
Net cash provided from financing activities	$-	$3,217,002
Net cash used in investing activities	$(36,830)	$(59,732)
(Decrease) increase in cash during the year	$(585,295)	$(149,273)
Cash, beginning of year	$728,575	$877,848
Cash, end of year	$143,280	$728,575

Operating activities used cash of $548,465 during the year ended December 31, 2012 as compared to $3,306,543 during the year ended December 31, 2011.  The decrease was primarily due to $2,243,364 cash provided by a related party during fiscal 2012 compared to $109,309 during fiscal 2011.

During the year ended December 31, 2012, our cash used in investing activities decreased over the period ended December 31, 2011 due to decreased purchases of property and equipment.  Financing activities did not provide any cash during fiscal 2012 as compared to $3,217,002 cash provided during fiscal 2011.

Anticipated Cash Requirements

We anticipate that we will incur the following expenses over the next twelve months:
1.	$100,000 in connection with conclusion of proof of technology pilots in the U.S.
2.	$100,000 in connection with locating, evaluating and negotiating potential business opportunities; and
3.	$1,800,000 for operating expenses;

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

Going Concern

Due to the uncertainty of our ability to meet our current operating and capital expenses, in their report on the annual financial statements for the year ended December 31, 2012, our independent auditors included an explanatory paragraph regarding concerns about our ability to continue as a going concern. There is substantial doubt about our ability to continue as a going concern as the continuation of our business is dependent upon our achieving a profitable level of operation. The issuance of additional equity securities by us could result in a significant dilution in the equity interests of our current shareholder, and obtaining debt financing, assuming such financing would be available, will increase our liabilities and future cash commitments.

C.           Research and Development, Patents and Licenses etc.

During 2012, we spent $nil on software development activities as compared to $442,579 during 2011 and 179,222 in 2010.

In 2012, we launched 60 of our new generation of interactive digital media kiosks in the Greater Vancouver Area, British Columbia as a proof of technology pilot in Canada under the trade name “Qwick Deals”. We concluded the pilot on or about November 30th, 2012. We believe these next generation kiosks will equip us with capabilities to provide interactive, measurable, location-based search services to advertisers in the future, which we believe, is of great importance for our next era of growth, we discontinued this initiative for the time being to repurpose available working capital to the ongoing U.S. proof of technology pilots. We are also continually developing related software systems that will enable us to configure and run the content on our planned advertising network in conjunction with mobile communications systems. Once the planned software development is concluded for Qwick Deals we may redeploy such technology in Vancouver, British Columbia, and then plan to expand eastward across Canada in major metropolitan cities.

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

Name	Position Held	Age	Date First Elected or Appointed
Ross J. Tocher	President, Chief Executive Officer and Director	51	September 10, 2008, January 28, 2011(1)
Barb Welsh	Director	60	January 28, 2011
Brian Petersen	Director	45	January 28, 2011
Kevin R. Kortje	Chief Financial Officer	55	January 28, 2011
Gregory G. Dureault	Senior Vice President and General Counsel	52	January 28, 2011

(1)	Mr. Tocher has served as our president and chief executive officer since September 10, 2008. He has served as a director since January 28, 2011.

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

Mr. Dureault has experience as an international corporate and North American securities lawyer.  In addition to his legal experience, Mr. Dureault was founder and president of IBC Investments Limited from 1995 to 2001, where he worked with former Canadian federal Finance Minister, the Honorable Mr. Otto Jelinek, who was a co-director of IBC Investments Limited between 1995 and 2000 based out of Prague, Czech Republic.  IBC was involved in the business of acquiring and licensing certain U.S. patents and developing tracking software and related technology underlying such patented know-how that was offered to the government lottery industry.  Mr. Dureault holds personal experience launching new national televised lottery game show content and pattern recognition lotteries (Czech Republic 1994 - 1996 “TV Nova – Televizni Bingo” as Supervisory Director to Prague based TV Bingo S.R.O., and Dominican Republic – 2001 to current “Super Bingo” as contractor to LEIDSA and Autotote Systems – now Scientific Games Corporation), and point of sales delivery systems over closed intranet systems.

Relationships

There are no family relationships between any of the directors or executive officers of our company.

There are no arrangements or understandings between any of the directors and/or executive officers and any other person pursuant to which that director and/or executive officer was selected.

B.           Compensation

Executive Compensation

The following table sets forth all compensation paid or accrued during the year ended December 31, 2012 to our directors, our Chief Executive Officer, Chief Financial Officer and each of the other most highly compensated executive officers whose total compensation exceeded $150,000 in such fiscal year.

SUMMARY COMPENSATION TABLE
Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Ross J. Tocher President and Chief Executive Officer and Director (1)	2012	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Kevin Kortje Chief Financial Officer(2)	2012	Nil	Nil	Nil	Nil	Nil	Nil	60,000(4)	Nil
Barb Welsh Director(3)	2012	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Brian Petersen Director(3)	2012	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Gregory G. Dureault Senior Vice President and General Counsel(3)	2012	Nil	Nil	Nil	Nil	Nil	Nil	180,000(5)	Nil

(1)	Mr. Tocher was appointed as our president and chief executive officer effective September 10, 2008.

(2)	Mr. Kortje was appointed as our chief financial officer effective January 28, 2011.

(3)	Ms. Welsh and Mr. Petersen were appointed as directors and Mr. Dureault was appointed as an officer effective January 28, 2011.

(4)	Mr. Kortje receives consulting fees of $5,000 per month, payable quarterly. The consulting fees are paid to Mr. Kortje’s personal corporation, KII Management Inc.

(5)	Mr. Dureault receives consulting fees of $15,000 per month, payable monthly. The consulting fees are paid to Mr. Dureault’s personal corporation, Greg Dureault Personal Law Corp.

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

D.           Employees

As of December 31, 2012, we had  16 employees working on software development in Burnaby, British Columbia, and an additional 12 employees working on software development in Wuxi, PRC. Additionally, we have engaged Mr. Tom Bowan and Mr. Jean Claude Buffington as contractors, working on sales and marketing out of  Las Vegas, Nevada.

E.           Share Ownership

As of April 2, 2013, there were 71,128,456 common shares of our company issued and outstanding. Of the shares issued and outstanding on that date, our directors and officers owned the following common shares:

Name and Address of Beneficial Owner	Position Held With the Company	Amount and Nature of Beneficial Ownership	Percentage of Class(1)
Ross J. Tocher 3162 Thunderbird Crescent Burnaby, BC V6A 3G1	President and Chief Executive Officer	30,325,135(2)	42.46%
Kevin Kortje 3162 Thunderbird Crescent Burnaby, BC V6A 3G1	Chief Financial Officer	300,000(3)	0.4%
Barb Welsh 3162 Thunderbird Crescent Burnaby, BC V6A 3G1	Director	300,000(3)	0.4%
Brian Petersen 3162 Thunderbird Crescent Burnaby, BC V6A 3G1	Director	300,000(3)	0.4%
Gregory G. Dureault 3162 Thunderbird Crescent Burnaby, BC V6A 3G1	Senior Vice President and General Counsel	300,000(3)	0.4%
Directors and Executive Officers as a Group (five persons)		31,525,135(6)	44%

(1)	Percentage based on 71,128,456 shares of common stock outstanding on April 2, 2013.

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

(3)	Includes options to acquire 300,000 common shares at an exercise price of $0.20 per share until December 29, 2015.

(4)	Includes options to acquire 200,000 common shares at an exercise price of $0.20 per share until December 29, 2015.

(5)	Includes options to acquire 400,000 common shares at an exercise price of $0.20 per share until December 29, 2015.

(6)	Includes options to acquire 2,100,000 common shares at an exercise price of $0.20 per share until December 29, 2015.

ITEM 8	Major Shareholders and Related Party Transactions

A.           Major Shareholders

As of April 2, 2013, there were 71,128,456 common shares of our company issued and outstanding.  The following table sets forth persons known to us to be the beneficial owner of more than five (5%) of our common shares as of April 2, 2013:
Name	Number of Common Shares Beneficially Owned	Percentage(1)	Number of Class A Preferred Shares Beneficially Owned	Percentage
Ross J. Tocher(2) 3162 Thunderbird Crescent Burnaby, BC V6A 3G1	30,325,135	42.46%	2,027,945	100%

(1)
Based on 71,128,456 common shares issued and outstanding as of April 2, 2013. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Except as otherwise indicated, we believe that the beneficial owners of the common shares listed above, based on information furnished by such owners, have sole investment and voting power with respect to such shares, subject to community property laws where applicable.

(2)
Includes 6,171,021 shares of common stock held by R J Tocher Holdings Ltd., a private company wholly owned by Ross Tocher, 15,594,628 shares of common stock held by Concept Financial Inc., a private company wholly owned by Ross Tocher, and 8,295,486 shares of common stock held by In Touch Digital Media, a private company wholly owned by Ross Tocher.  Also includes options to acquire 300,000 common shares at an exercise price of $0.20 per share until December 29, 2015.

The voting rights of our major shareholder do not differ from the voting rights of holders of our company’s shares who are not major shareholders.

As of April 2, 2013, our 71,128,456 issued and outstanding common shares are held as follows:

Location	Number of Shares	Percentage of Shares	Number of Registered Shareholders of Record
Canada	71,050,456	99.89%	166
United States	77,000	0.1%	35
Australia	1,000	*	1
Total	71,128,456	100.00%	202
*      Less than 1%.

There are no arrangements known to us, the operation of which may at a subsequent date result in a change in the control of our company.

B.           Related Party Transactions

For the period beginning on January 1, 2010 until the present, we carried out a number of transactions with related parties in the normal course of business.  These transactions were recorded at their exchange amount, which is the amount of consideration established and agreed to by the related parties.

The following are related party transactions and amounts owing that are not otherwise disclosed elsewhere:

(a)
We paid a management fee of $Nil (2011: Nil; 2010: $63,885) to a company controlled by a former director for the year ended December 31, 2012. The management services were on a month to month basis at $5,000, plus applicable sales tax, in Canadian dollars, per month for management services.

(b)
As of December 31, 2012, amounts owing from related parties was $Nil. At December 31, 2011, amounts owing from related parties consisted of $158,474 owed from a director and companies controlled by a director, which is included in accounts receivable.  At December 31, 2010, accounts payable included $11,320 owed to a director of our company and to a company controlled by the same director, and $5,209 owed to a company controlled by an officer of our company.

(c)	Interest expensed relating to notes payable due to a company with a common director amounted to $Nil (2011: $27,945; 2010 - $Nil) for the year ended December 31, 2012.

(d)	Interest expensed relating to notes payable due to a company with a common officer amounted to $Nil (2011: Nil; 2010: $158) for the year ended December 31, 2012.

(e)
On November 15, 2011, we completed a private placement with a company owned by our President and Chief Executive Officer, consisting of the issuance of 1,000,000 Class A Preferred Shares at a price of $1.00 per Class A Share for gross proceeds of $1,000,000.

(f)
On November 15, 2011, we converted the principal amount of the Debenture (as defined below), and accrued interest thereon, into an aggregate of 1,027,945 Class A Preferred Shares, at a conversion price of $1.00 per Class A Preferred Share.

(g)
On November 15, 2011, we modified the terms of the Debenture (as defined below) to allow for the conversion of the principal amount of the Debenture, and accrued interest thereon, into Class A Preferred Shares rather than common shares.

(h)
On August 5, 2011, we closed a private placement with a company owned by our President and Chief Executive Officer, consisting of the issuance of a $1,000,000 secured convertible debenture (the “Debenture”).  The Debenture has a maturity date of July 30, 2015, and bears interest at 10% per annum.  Principal and accrued interest on the Debenture were to be convertible at any time into common shares at a deemed conversion price of:

(i)	$0.60 per share until July 30, 2012 (expired);

(ii)	$1.00 per share between July 31, 2012 and July 30, 2013; and

(iii)	$1.50 per share between July 31, 2013 and the maturity date.

(i)	On January 28, 2011, Qeyos issued 4,789,935 common shares of Qeyos to a director of Qeyos and our company at a fair value of $0.20 per share to settle debt of $957,787.

(j)
On January 28, 2011, we completed the acquisition of Qeyos, a company controlled by our president, pursuant to which we acquired all of the issued and outstanding common shares of Qeyos from its shareholders in exchange for the issuance of a total of 4,789,035 common shares, on the basis of one common share for each share of Qeyos.

(k)
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

C.           Interests of Experts and Counsel

Not applicable.

ITEM 9	Financial Information

A.           Financial Statements and Other Financial Information

Our financial statements are stated in U.S. dollars and are prepared in accordance with US GAAP.  Financial statements included with this annual company report are listed below:

Audited Annual Financial Statements for Qwick Media Inc. as at December 31, 2012, 2011 and 2010, and for the fiscal years ended December 31, 2012, 2011 and 2010:

(a)	Independent Auditor’s Report of Morgan LLP dated April 29, 2013 on the Financial Statements as at December 31, 2012, 2011 and 2010;

(b)	Balance Sheets at December 31, 2012 and 2011;

(c)	Statements of Operations for the years ended December 31, 2012, 2011 and 2010, and for the period October 5, 2000 (Date of Inception) to December 31, 2012;

(d)	Statements of Cash Flows for the years ended December 31, 2012, 2011 and 2010, and for the period October 5, 2000 (Date of Inception) to December 31, 2012;

(e)	Statement of Shareholders’ Equity (Deficiency) from October 5, 2000 (Date of Inception) to December 31, 2012; and

(f)	Notes to Financial Statements.

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

B.           Significant Changes

None.

ITEM 10	The Offer and Listing

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

All of our common shares are issued in registered form. The transfer of our common shares is managed by our transfer agent, Pacific Stock Transfer Company, 4045 South Spencer Street, Suite 403, Las Vegas, NV  89119 (Telephone: 702.361.3033; Facsimile:  702.433.1979).

B.           Plan of Distribution

Not applicable.

C.           Markets

Since October 2001, our common shares have been quoted exclusively on the OTC-BB.  They are currently quoted under the symbol “QWIKF”. Our shares are not currently listed or quoted for trading on any other market or quotation system.

D.           Selling Shareholders

Not applicable.

E.           Dilution

Not applicable.

F.           Expenses of the Issue

Not applicable.

ITEM 11	Additional Information

A.           Share Capital

Not applicable.

B.           Memorandum and Articles of Association

The information required by this item is incorporated herein by reference from our prospectus filed on June 9, 2009.

C.           Material Contracts

There are no material contracts to which we are a party which were entered into during the last two years immediately preceding April 30, 2013.

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

ITEM 12	Quantitative and Qualitative Disclosures About Market Risk

Not applicable.

ITEM 13	Description of Securities Other Than Equity Securities

Not applicable.

PART II

ITEM 14	Defaults, Dividend Arrearages and Delinquencies

Not applicable.

ITEM 15	Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

ITEM 16	Controls and Procedures Controls and Procedures

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

Our management, including our principal executive officer and principal financial officer, conducted an evaluation of the design and operation of our internal control over financial reporting as of December 31, 2012 based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, our management concluded our internal control over financial reporting was not effective as at December 31, 2012 due to the following material weaknesses: (i) inadequate segregation of duties and effective risk assessment; and (ii) insufficient written policies and procedures for accounting, financial reporting and corporate governance.

Our company has taken steps to enhance and improve the design of our internal controls over financial reporting, however these steps were not complete as of December 31, 2012. During the period covered by this annual report on Form 20-F, we have not been able to remediate the material weaknesses identified above. To remediate such weaknesses, we plan to implement the following changes during our fiscal year ending December 31, 2013: (i) address inadequate segregation of duties and ineffective risk management; and (ii) adopt sufficient written policies and procedures for accounting, financial reporting and corporate governance. Although we had intended to complete these activities in 2012, we were unable to complete them so intend to focus on them in 2013. The remediation efforts set out above are largely dependent upon our company securing additional financing to cover the costs of implementing the changes required. If we are unsuccessful in securing such funds, remediation efforts may be adversely affected in a material manner.

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

C. Changes in Internal Controls Over Financial Reporting

There were no changes in internal controls over financial reporting during the year ended December 31, 2012.  However, as a result of the evaluation of our internal control over financial reporting as of December 31, 2012, conducted by our principal executive officer and principal financial officer, we expect to make such changes in the year ended December 31, 2013.

ITEM 15T                      Controls and Procedures

Not applicable.

ITEM 17	[Reserved]

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

Our current independent public accountants provided audit and other services during the fiscal years ended December 31, 2012 and 2011 as follows:

	2012 ($)	2011 ($)
Audit Fees	44,000	22,275
Audit-Related Fees	-	10,350
Tax Fees	-	-
All Other Fees	-	-
Total Fees	44,000	32,625

We do not use Morgan LLP, Chartered Accountants, for financial information system design and implementation.  These services, which include designing or implementing a system that aggregates source data underlying the financial statements or generates information that is significant to our financial statements, are provided internally or by other service providers.  We do not engage Morgan LLP, Chartered Accountants, to provide compliance outsourcing services.

Effective May 6, 2003, the Securities and Exchange Commission adopted rules that require that before Morgan LLP, Chartered Accountants, is engaged by us to render any auditing or permitted non-audit related service, the engagement be:

•	approved by our audit committee (which consists of our entire board of directors); or

•
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

Our board of directors has considered the nature and amount of fees billed by Morgan LLP, Chartered Accountants, and believes that the provision of services for activities unrelated to the audit is compatible with maintaining Morgan LLP’s independence.

ITEM 16D.                      Exemption from the Listing Standards for Audit Committees

Not applicable.

ITEM 16E                      Purchases of Equity Securities by the Company and Affiliated Purchasers

Not applicable.

ITEM 16F                      Change in Registrant’s Certifying Accountant

Not applicable.

ITEM 16G                      Corporate Governance

Not applicable.

ITEM 16H                      Mine Safety Disclosure

Not applicable.

ITEM 18	Financial Statements

Financial Statements Filed as Part of this Report:

Audited Annual Financial Statements for Qwick Media Inc. as at December 31, 2012, 2011 and 2010:

(a)	Independent Auditor’s Report of Morgan LLP dated April 29, 2013 on the Financial Statements as at December 31, 2012, 2011 and 2010;

(b)	Balance Sheets at December 31, 2012 and 2011;

(c)	Statements of Operations for the years ended December 31, 2012, 2011 and 2010, and for the period October 5, 2000 (Date of Inception) to December 31, 2012;

(d)	Statements of Cash Flows for the years ended December 31, 2012, 2011 and 2010, and for the period October 5, 2000 (Date of Inception) to December 31, 2012;

(e)	Statement of Stockholders’ Equity (Deficiency) from October 5, 2000 (Date of Inception) to December 31, 2013; and

(f)	Notes to Financial Statements.

QWICK MEDIA INC.
(A Development Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2012, 2011 and 2010

(Stated in U.S. Dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and Stockholders of
Qwick Media Inc.
(A Development Stage Company)

We have audited the accompanying consolidated balance sheets of Qwick Media Inc. (a development stage company) and subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of operations and cash flows for each of the three years in the period ended December 31, 2012, and for the period from October 5, 2000 (date of inception) to December 31, 2012, and stockholders’ (deficiency) equity for the period from October 5, 2000 (date of inception) to December 31, 2012.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Qwick Media Inc. and subsidiaries as of December 31, 2012 and 2011, and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended December 31, 2012, and for the period from October 5, 2000 (date of inception) to December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

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

Vancouver, Canada                                                                                                                                                                         “Morgan LLP”

April 29, 2013                                                                                      Chartered Accountants

PO Box 10007, 1488 – 700 West Georgia Street, Vancouver, British Columbia, Canada V7Y 1A1
Tel: (604) 687 – 5841                                           Fax: (604) 687 – 0075                                            Email: info@morganllp.com

QWICK MEDIA INC.
(A Development Stage Company)

CONSOLIDATED BALANCE SHEETS

(Stated in U.S. Dollars)

	DECEMBER 31,
	2012	2011

ASSETS

Current
Cash	$143,280	$728,575
Accounts receivable	152,922	381,955
Inventory	344,208	296,382
Prepaid expenses	889	49,510
Total Current Assets	641,299	1,456,422

Property and Equipment	80,338	86,426

Total Assets	$721,637	$1,542,848

LIABILITIES

Current
Accounts payable and accrued liabilities	$174,393	$111,831
Due to related parties	2,073,960	109,309
Accrued dividends payable	227,241	23,891
Total Liabilities	2,475,594	245,031

Redeemable Preferred Stock	2,027,945	2,027,945

STOCKHOLDERS’ DEFICIENCY

Common Stock	71,128	71,128

Additional Paid-in Capital	4,826,099	4,744,921

Deficit Accumulated During The Development Stage	(8,679,129)	(5,546,177)
Total Stockholders’ Deficiency	(3,781,902)	(730,128)

Total Liabilities and Stockholders’ Deficiency	$721,637	$1,542,848

Going Concern, Commitments and Contractual Obligations (Notes 1 and 11)

The accompanying notes are an integral part of these consolidated financial statements.

QWICK MEDIA INC.
(A Development Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS
(Stated in U.S. Dollars)

				PERIOD FROM
				DATE OF
				INCEPTION
				OCTOBER 5, 2000
	YEARS ENDED DECEMBER 31,			TO DECEMBER 31,
	2012	2011	2010	2012

Revenue	$146,619	$84,145	$2,718	$239,633

Expenses
Advertising and promotion	89,126	149,372	8,610	244,926
Amortization	42,918	26,284	320	69,498
Consulting fees	94,880	277,825	74,136	458,362
Filing fees	11,730	13,997	838	42,745
Foreign exchange	(17,380)	8,252	62,198	314,647
Interest and bank charges	210,352	56,147	19,669	480,543
Management fees	256,962	242,326	104,056	793,566
Mineral property exploration expenditures	−	−	−	8,500
Mineral property option payments	−	−	−	3,428
Office and administrative	428,285	527,438	66,664	995,014
Oil and gas property development expenditures	−	−	−	202,686
Professional fees	159,262	98,617	123,878	669,451
Rent	203,931	178,706	−	421,524
Salaries, wages and benefits	1,675,220	1,135,857	445,834	3,250,398
Software development costs	−	442,579	179,222	638,660
Travel	124,285	102,744	19,490	288,102
Total Expenses	3,279,571	3,260,144	1,104,915	8,882,050

Net Loss For The Period	$(3,132,952)	$(3,175,999)	$(1,102,197)	$(8,642,417)

Basic And Diluted Loss Per Common Share	$(0.04)	$(0.05)	$(0.02)

Weighted Average Number Of Common Shares Outstanding	71,128,000	61,940,000	51,313,000

The accompanying notes are an integral part of these consolidated financial statements.

QWICK MEDIA INC.
(A Development Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Stated in U.S. Dollars)

							PERIOD FROM
							DATE OF
							INCEPTION
							OCTOBER 5, 2000
	YEARS ENDED DECEMBER 31,						TO DECEMBER 31,
	2012		2011		2010		2012

Cash Flows (Used In) Operating Activities Provided By:
Net loss for the period		$(3,132,952)		$(3,175,999)		$(1,102,197)	$(8,642,417)

Adjustments to reconcile net loss to cash used by operating activities:
Amortization		42,918		26,284		320	69,498
Foreign exchange loss		−		−		−	226,512
Stock-based compensation		81,178		195,399		−	276,577

Changes in operating assets and liabilities:
Accounts receivable		(49,680)		(330,875)		(49,407)	(430,335)
Prepaid expenses		48,621		(49,510)		−	(889)
Inventory		(47,826)		(179,294)		(117,088)	(345,920)
Due to and from related parties		2,243,364		109,309		626,933	3,084,891
Accrued dividends payable		203,350		23,891		−	227,241
Accounts payable and accrued liabilities		62,562		74,252		49,121	462,011
		(548,465)		(3,306,543)		(592,318)	(5,072,831)

Investing Activities
Subsidiary cash upon acquisition		−		−		−	15,465
Purchase of property and equipment		(36,830)		(59,732)		(41,873)	(138,434)
		(36,830)		(59,732)		(41,873)	(122,969)

Financing Activities
Proceeds from share issuances		−		1,217,002		1,385,000	2,678,002
Proceeds from notes payable		−		1,000,000		111,950	1,661,078
Proceeds from preferred shares		−		1,000,000		−	1,000,000
		−		3,217,002		1,496,950	5,339,080

Net (Decrease) Increase In Cash		(585,295)		(149,273)		862,759	143,280

Cash, Beginning Of Period		728,575		877,848		15,089	−

Cash, End Of Period		$143,280		$728,575		$877,848	$143,280
Non-cash Financing Activities
Common stock issued to settle debt	$	−		$403,211	$	−	$984,841
Supplemental Disclosure of Cash Flow Information
Interest paid	$	−	$	−	$	−	$ −
Income taxes paid	$	−	$	−	$	−	$ −

The accompanying notes are an integral part of these consolidated financial statements.

QWICK MEDIA INC.
(A Development Stage Company)

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ (DEFICIENCY) EQUITY
PERIOD FROM INCEPTION, OCTOBER 5, 2000, TO DECEMBER 31, 2012

(Stated in U.S. Dollars)
	COMMON STOCK				DEFICIT
	NUMBER				ACCUMULATED
	OF		ADDITIONAL	SHARE	DURING THE	CUMULATIVE
	COMMON	PAR	PAID-IN	SUBSCRIPTIONS	DEVELOPMENT	TRANSLATION
	SHARES	VALUE	CAPITAL	RECEIVED	STAGE	ADJUSTMENT	TOTAL
Balance, October 5, 2000	-	$-	$-	$-	$-	$-	$-

November 2000 - Shares issued for cash at $0.001	6,500,000	6,500	-	-	-	-	6,500
November 2000 - Shares issued for cash at $0.01	6,000,000	6,000	54,000	-	-	-	60,000
December 2000 - Shares issued for cash at $0.25	38,000	38	9,462	-	-	-	9,500
Translation adjustment	-	-	-	-	-	660	660
Net loss for the period	-	-	-	-	(7,310)	-	(7,310)
Balance, December 31, 2000	12,538,000	12,538	63,462	-	(7,310)	660	69,350

Translation adjustment	-	-	-	-	-	(752)	(752)
Net loss for the year	-	-	-	-	(54,811)	-	(54,811)
Balance, December 31, 2001	12,538,000	12,538	63,462	-	(62,121)	(92)	13,787

Translation adjustment	-	-	-	-	-	16	16
Net loss for the year	-	-	-	-	(24,972)	-	(24,972)
Balance, December 31, 2002	12,538,000	12,538	63,462	-	(87,093)	(76)	(11,169)

Translation adjustment	-	-	-	-	-	(205)	(205)
Net loss for the year	-	-	-	-	(271,508)	-	(271,508)
Balance, December 31, 2003	12,538,000	12,538	63,462	-	(358,601)	(281)	(282,882)

Translation adjustment	-	-	-	-	-	281	281
Net loss for the year	-	-	-	-	(72,049)	-	(72,049)
Balance, December 31, 2004	12,538,000	12,538	63,462	-	(430,650)	-	(354,650)

Net loss for the year	-	-	-	-	(49,562)	-	(49,562)
Balance, December 31, 2005	12,538,000	12,538	63,462	-	(480,212)	-	(404,212)

Net loss for the year	-	-	-	-	(67,488)	-	(67,488)
Balance, December 31, 2006	12,538,000	12,538	63,462	-	(547,700)	-	(471,700)

Net loss for the year	-	-	-	-	(74,191)	-	(74,191)
Balance, December 31, 2007	12,538,000	12,538	63,462	-	(621,891)	-	(545,891)

Net loss for the year	-	-	-	-	(104,412)	-	(104,412)
Balance, December 31, 2008	12,538,000	12,538	63,462	-	(726,303)	-	(650,303)

September 2009 - Shares issued for settling debt at $0.015	38,775,366	38,775	542,855	-	-	-	581,630
Shares issued pursuant to share exchange agreement (Note 1)	4,789,035	4,789	953,018	-	(190,387)	-	767,420
Net loss for the year	-	-	-	-	(351,291)	-	(351,291)
Balance, December 31, 2009	56,102,401	56,102	1,559,335	-	(1,267,981)	-	347,456

Share subscriptions received	-	-	-	1,385,000	-	-	1,385,000
Net loss for the year	-	-	-	-	(1,102,197)	-	(1,102,197)
Balance, December 31, 2010	56,102,401	56,102	1,559,335	1,385,000	(2,370,178)	-	630,259

Shares issued for cash at $0.20	13,010,000	13,010	2,588,992	(1,385,000)	-	-	1,217,002
Shares issued for settling debt at $0.20	2,016,055	2,016	401,195	-	-	-	403,211
Stock-based compensation	-	-	195,399	-	-	-	195,399
Net loss for the year	-	-	-	-	(3,175,999)	-	(3,175,999)
Balance, December 31, 2011	71,128,456	71,128	4,744,921	-	(5,546,177)	-	(730,128)

Stock-based compensation	-	-	81,178	-	-	-	81,178
Net loss for the year	-	-	-	-	(3,132,952)	-	(3,132,952)
Balance, December 31, 2012	71,128,456	$71,128	$4,826,099	$-	$(8,679,129)	$-	$(3,781,902)

The accompanying notes are an integral part of these consolidated financial statements.

QWICK MEDIA INC.
(A Development Stage Company)

Notes to the Consolidated Financial Statements

YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010
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

QWICK MEDIA INC.
(A Development Stage Company)

Notes to the Consolidated Financial Statements

YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010
(Stated in U.S. Dollars)

1.      NATURE OF OPERATIONS AND GOING CONCERN (Continued)

a)	Organization (Continued)

Condensed combined summaries of operations for the year ended December 31, 2010 is presented below:

	Year Ended December 31, 2010
	Qwick	Qeyos Ad	Intercompany
	Media Inc.	Systems Inc.	Adjustments	Combined

Revenues	$ −	$2,718	$ −	$2,718

Expenses
Advertising and promotion	−	8,610	−	8,610
Amortization	−	320	−	320
Consulting fees	−	74,136	−	74,136
Filing and stock transfer fees	838	−	−	838
Foreign exchange	−	71,045	(8,847)	62,198
Interest and bank charges	19,097	572	−	19,669
Management fees	78,903	25,153	−	104,056
Office and administrative	13,452	53,212	−	66,664
Professional fees	75,726	48,152	−	123,878
Salaries, wages and benefits	−	445,834	−	445,834
Software development costs	−	179,222	−	179,222
Travel	−	19,490	−	19,490
Total Expenses	188,016	925,746	(8,847)	1,104,915

Net Loss For The Year	$(188,016)	$(923,028)	$8,847	$(1,102,197)

b)	Development Stage Activities

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

QWICK MEDIA INC.
(A Development Stage Company)

Notes to the Consolidated Financial Statements

YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010
(Stated in U.S. Dollars)

1.      NATURE OF OPERATIONS AND GOING CONCERN (Continued)

c)      Going Concern (Continued)

As shown in the accompanying consolidated financial statements, the Company has incurred accumulated losses of $8,679,129 for the period from October 5, 2000 (inception) to December 31, 2012. The future of the Company is dependent upon its ability to obtain adequate financing and upon future profitable operations. Management has plans to seek additional capital financing through private placement and a public offering of the Company’s common stock and from the issuance of promissory notes. These factors raise substantial doubt regarding the Company’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts of and classification of liabilities that might be necessary in the event the Company cannot continue in existence.

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”), and are expressed in US dollars. These consolidated financial statements include the accounts of the Company and the accounts of the Company’s wholly owned subsidiaries, Qeyos Ad Systems Inc., incorporated in Canada, and Wuxi Xun Fu Information Technology Co., Ltd., incorporated in China.  The Company’s fiscal year-end is December 31.  Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which have been made using careful judgement.

The consolidated financial statements have, in management’s opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

a)     Cash and Cash Equivalents

Cash consists of cash on deposit with high quality major financial institutions. The carrying amounts approximated fair market value due to the liquidity of these deposits.  For purposes of the balance sheets and statements of cash flows, the Company considers all highly liquid debt instruments purchased with maturity of three months or less to be cash equivalents.  The Company had no cash equivalents at December 31, 2012 and 2011.

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

QWICK MEDIA INC.
(A Development Stage Company)

Notes to the Consolidated Financial Statements

YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010
(Stated in U.S. Dollars)

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

c)     Revenue Recognition

The Company recognizes revenue when all of the following criteria are met: (1) the Company has evidence of an arrangement with a customer; (2) the Company delivers the specified products; (3) license agreement terms are fixed or determinable and free of contingencies or uncertainties that may alter the agreement such that it may not be complete and final; and (4) collection is probable.

The Company has granted a software license which provides for the right to receive payment of a royalty fee based on a percentage of revenues earned by the licensee from the use of the software. Royalty revenues arising from software licenses with an undefined or expected term exceeding three years are generally recognized as received or receivable when the other revenue criteria noted above are satisfied.

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

To December 31, 2012, software development costs have been charged to operations as the research and development activities for other components of the product and processes have not been completed.

In accordance with ASC 985-705, software modification costs to satisfy hardware upgrades and changes in system configurations are treated as maintenance costs. Maintenance costs are expensed as incurred or recognized with related revenues, whichever occurs first.

e)     Inventory

Inventory is recorded at the lower of cost or market with cost being determined on the weighted average method.  When required, a provision is made to reduce excess and obsolete inventory to estimated net realizable value.  The net realizable value of inventory is generally considered to be the selling price in the ordinary course of business less the estimated costs of completion and estimated costs to make the sale.  Inventory consists of computers, general, monitors, printers, modems, and parts and enclosures.

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
Computer software                                                      50% declining-balance
Office furniture                                                             20% declining-balance
Equipment                                                                     30% declining-balance
Leasehold improvements                                            straight-line over the term of the lease

QWICK MEDIA INC.
(A Development Stage Company)

Notes to the Consolidated Financial Statements

YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010
(Stated in U.S. Dollars)

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

QWICK MEDIA INC.
(A Development Stage Company)

Notes to the Consolidated Financial Statements

YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010
(Stated in U.S. Dollars)

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

l)      Comprehensive Loss

ASC 220, Comprehensive Income establishes standards for the reporting and display of comprehensive items in the consolidated financial statements.  As at December 31, 2012, 2011 and 2010, the Company had no items that represent a comprehensive income or loss and, therefore, has not included a statement of comprehensive loss in the consolidated financial statements.

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

The Company has a stock-based compensation plan which is described more fully in Note 9.  The Company measures the compensation cost of stock options and other stock-based awards to employees and directors at fair value at the grant date and recognizes compensation expense over the requisite service period for awards expected to vest.Except for transactions with employees and directors, all transactions in which goods or services are the consideration received for the issuance of equity instruments are accounted for based on the fair value of the consideration received, or the fair value of the equity instruments issued, whichever is more reliably measurable.  Additionally, the Company has determined that the dates used to value the transaction are either:

i)	The date at which a commitment for performance by the counter party to earn the equity instruments is established; or
ii)	The date at which the counter party’s performance is complete.

QWICK MEDIA INC.
(A Development Stage Company)

Notes to the Consolidated Financial Statements

YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010
(Stated in U.S. Dollars)

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

n)    Recent Accounting Pronouncements

In February 2013, the FASB issued Accounting Standards Update (ASU) No. 2013-02, “Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income”. The updated guidance requires expanded disclosures for amounts reclassified out of accumulated other comprehensive income by component. The guidance requires the presentation of amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under GAAP to be reclassified in their entirety to net income, a cross-reference to other disclosures that provide additional detail about those amounts is required. The guidance is to be applied prospectively for reporting periods beginning after December 15, 2012. Accordingly, the Company will adopt ASU No. 2013-02 commencing  January 1, 2013.  The new guidance affects disclosures only and will have no impact on the Company's results of operations or financial position.

In October 2012, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2012-04, ''Technical Corrections and Improvements". The amendments in this update cover a wide range of Topics in the Accounting Standards Codification. These amendments include technical corrections and improvements to the Accounting Standards Codification and conforming amendments related to fair value measurements. The amendments in this update will be effective for fiscal periods beginning after December 15, 2012. The Company will adopt ASU No. 2012-02 effective January 1, 2013; however, the Company does not expect such adoption to have a material impact on its financial position or results of operations.

In August 2012, the FASB issued ASU No. 2012-03, "Technical Amendments and Corrections to SEC Sections: Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin (SAB) No. 114, Technical Amendments Pursuant to SEC Release No. 33-9250, and Corrections Related to FASB Accounting Standards Update 2010-22 (SEC Update)" in Accounting Standards Update No. 2012-03. This update amends various SEC paragraphs pursuant to the issuance of SAB No. 114. The adoption of ASU No. 2012-03 is not expected to have a material impact on the Company’s financial position or results of operations.

In July 2012, the FASB issued ASU No. 2012-02, "Intangibles - Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment" in Accounting Standards Update No. 2012-02. This update amends ASU No. 2011-08, “Intangibles - Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment” and permits an entity first to assess qualitative factors to determine whether it is more likely than not that an indefinite-lived intangible asset is impaired as a basis for determining whether it is necessary to perform the quantitative impairment test in accordance with Subtopic 350-30, “Intangibles Goodwill and Other General Intangibles Other than Goodwill”. The amendments are effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. Early adoption is permitted, including for annual and interim impairment tests performed as of a date before July 27, 2012, if a public entity's financial statements for the most recent annual or interim period have not yet been issued or, for non-public entities, have not yet been made available for issuance. The Company will adopt ASU No. 2012-02 effective January 1, 2013; however, the Company does not expect such adoption to have a material impact on its financial position or results of operations.

QWICK MEDIA INC.
(A Development Stage Company)

Notes to the Consolidated Financial Statements

YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010
(Stated in U.S. Dollars)

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

n)    Recent Accounting Pronouncements (Continued)

In November 2011, ASC guidance was issued related to disclosures about offsetting assets and liabilities. The new standard requires disclosures to allow investors to better compare financial statements prepared under U.S. GAAP with financial statements prepared under IFRS. The update is effective for the Company’s fiscal year beginning January 1, 2013, and interim periods within those annual periods. Retrospective application is required. In January 2013, ASC guidance was issued to clarify that the disclosure requirements are limited to derivatives, repurchase agreements, and securities lending transactions to the extent that they are (i) offset in the financial statements or (ii) subject to an enforceable master netting arrangement or similar agreement. The Company does not expect the updated guidance to have an impact on the consolidated financial position, results of operations or cash flows.

3.      INVENTORY

	2012	2011

Computers	$2,765	$23,654
Monitors	31,146	38,389
Printers	-	19,715
Parts and enclosures	291,301	214,624
General	18,996	-
	$344,208	$296,382

4.	PROPERTY AND EQUIPMENT
	2012
	Cost	Accumulated Amortization	Net Book Value

Computer hardware	$38,713	$19,569	$19,144
Computer software	1,324	1,182	142
Office furniture	21,012	6,926	14,086
Equipment	41,882	13,257	28,625
Leasehold improvements	47,628	29,287	18,341

	$150,559	$70,221	$80,338

QWICK MEDIA INC.
(A Development Stage Company)

Notes to the Consolidated Financial Statements

YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010
(Stated in U.S. Dollars)

4.      PROPERTY AND EQUIPMENT (Continued)
	2011
	Cost	Accumulated Amortization	Net Book Value

Computer hardware	$38,713	$8,336	$30,377
Computer software	1,324	543	781
Office furniture	14,511	1,716	12,795
Equipment	11,929	3,075	8,854
Leasehold improvements	47,628	14,009	33,619

	$114,105	$27,679	$86,426

5.    CONVERTIBLE NOTE AND ACCRUED INTEREST PAYABLE

On August 5, 2011, the Company closed a private placement with a company owned by the Company's President and Chief Executive Officer, consisting of a $1,000,000 secured convertible debenture (the “Debenture”).  The Debenture has a maturity date of July 30, 2015, and bears interest at 10% per annum.  Principal and accrued interest on the Debenture may be convertible at any time into common shares of the Company (the “Conversion Shares”) at a deemed conversion price of:

i)	$0.60 per Conversion Share until July 30, 2012;

ii)	$1.00 per Conversion Share between July 31, 2012 and July 30, 2013; and

iii)	$1.50 per Conversion Share between July 31, 2013 and the Maturity Date.

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

6.     RELATED PARTY TRANSACTIONS AND AMOUNTS OWING

For the year ended December 31, 2012, the Company carried out a number of transactions with related parties in the normal course of business.  These transactions were recorded at their exchange amount, which is the amount of consideration established and agreed to by the related parties.

The following are related party transactions and amounts owing at December 31, 2012 that are not otherwise disclosed elsewhere:

a)
The Company paid management fees of $Nil (2011 - $Nil; 2010 - $63,885) to a company controlled by a director for the year ended December 31, 2012. Pursuant to an agreement dated November 1, 2008, the Company entered into an agreement with the same party in which the Company agreed to pay $5,506 (CDN$5,600) per month for management services on a month-to-month basis.

QWICK MEDIA INC.
(A Development Stage Company)

Notes to the Consolidated Financial Statements

YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010
(Stated in U.S. Dollars)

6.     RELATED PARTY TRANSACTIONS AND AMOUNTS OWING (Continued)

b)	The Company paid management fees of $256,858 (2011 - $256,327; 2010 - $Nil) to companies controlled by officers for the year ended December 31, 2012.

c)	The Company recorded stock-based compensation of $50,004 (2011 - $131,118; 2010 - $Nil) as consulting fees paid to directors and officers for the year ended December 31, 2012.

d)
As of December 31, 2012, amounts owing to related parties consists of $2,073,965 owed to a director and companies controlled by a director, and $18,815 owed to a company controlled by an officer. The amounts owed are unsecured, non-interest bearing and due on demand.

e)	As of December 31, 2011, amounts owing from related parties consists of $158,474 owed from a director and companies controlled by a director, which is included in accounts receivable.

f)	Interest expensed by the Company relating to notes payable due to a company with a common director amounted to $Nil (2011 - $27,945; 2010 - $Nil) for the year ended December 31, 2012.

g)	Interest expensed by the Company relating to notes payable due to a company with a common officer amounted to $Nil (2011 - $Nil; 2010 - $158) for the year ended December 31, 2012.

h)	On January 28, 2011, the Company issued 4,789,935 common shares of Qeyos to a director of the Company at a fair value of $0.20 per share to settle debt of $957,787.

i)
On January 28, 2011, the Company completed the acquisition of Qeyos, a company controlled by the President of the Company, pursuant to which it acquired all of the issued and outstanding common shares of Qeyos from its shareholders in exchange for the issuance of a total of 4,789,035 shares of the Company’s common stock on the basis of one share of common stock for each share of Qeyos.

7.      INCOME TAXES

The provision for income taxes differs from the result which would be obtained by applying the statutory income tax rate of 34% (2011 - 34%; 2010 – 34%) to income before income taxes. The difference results from the following items:
	2012	2011	2010

Computed expected (benefit) income taxes	$(1,023,000)	$(1,004,000)	$(375,000)
Increase in valuation allowance	1,023,000	1,004,000	375,000
	$-	$-	$-

Significant components of the Company’s deferred income tax assets are as follows:

	2012	2011	2010

Deferred income tax asset	$2,768,000	$1,744,000	$740,000
Valuation allowance	(2,768,000)	(1,744,000)	(740,000)
	$-	$-	$-

QWICK MEDIA INC.
(A Development Stage Company)

Notes to the Consolidated Financial Statements

YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010
(Stated in U.S. Dollars)

7.     INCOME TAXES (Continued)

The Company has net operating losses of approximately $8,140,000 (2011 - $5,131,000; 2010 - $2,177,000), which if unutilized, will expire through to 2032.  Future tax benefits, which may arise as a result of these losses, have not been recognized in these consolidated financial statements and have been offset by a valuation allowance.

The Company and its subsidiaries file income tax returns in Canada and China.  These tax returns are subject to examination by local taxation authorities provided the tax years remain open to audit under the relevant statute of limitations.

8.     CAPITAL STOCK

a)	Authorized

At December 31, 2012 and 2011, the Company was authorized to issue the following number and classes of shares:

400,000,000 common shares, $0.001 par value;

100,000,000 preferred shares, $0.001 par value, and series as determined by directors.

b)	Common Stock

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

9.     STOCK OPTIONS

During the year ended December 31, 2011, the Company adopted a Stock Option Plan under which the Company can grant up to 6,620,230 shares of its common stock to the officers, directors, employees and consultants.

On January 28, 2011, the Company granted 2,400,000 stock options to directors, officers, and employees exercisable at $0.20 per share to December 29, 2015. The options vest 50% on the date of grant, 25% on the first anniversary and 25% on the second anniversary.  During the year ended December 31, 2012, the Company recorded stock-based compensation of $40,146 (2011 - $185,113) as consulting expense related to these options.

QWICK MEDIA INC.
(A Development Stage Company)

Notes to the Consolidated Financial Statements

YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010
(Stated in U.S. Dollars)

9.    STOCK OPTIONS (Continued)

On May 1, 2011, the Company granted 300,000 stock options to a consultant exercisable at $0.20 per share to December 29, 2015.  The options vest 50% on the date of grant, 25% on the first anniversary and 25% on the second anniversary.  During the year ended December 31, 2012, the Company recorded stock-based compensation of $29,993 (2011 - $21,832) as consulting expense related to these options.

On July 1, 2011, the Company granted 60,000 stock options to an employee exercisable at $0.60 per share.  50% of the options vest on the date of grant and expire on July 30, 2013. Another 25% vest on the first anniversary and expire on July 30, 2014. The last 25% vest on the second anniversary and expire on July 30, 2015.  During the year ended December 31, 2012, the Company recorded stock-based compensation of $963 (2011 - $682) as consulting expense related to these options.

On November 1, 2011, the Company granted 360,000 stock options to an employee exercisable at $0.60 per share.  50% of the options vest on the date of grant and expire on July 30, 2013. Another 25% vest on the first anniversary and expire on July 30, 2014. The last 25% vest on the second anniversary and expire on July 30, 2015.  During the year ended December 31, 2012, the Company recorded stock-based compensation of $9,736 (2011 - $682) as consulting expense related to these options.

On March 1, 2012, the Company granted 300,000 stock options to a consultant exercisable at $0.60 per share.  50% of the options vest on the date of grant and expire on February 28, 2013. Another 25% vest on the first anniversary and expire on February 28, 2014. The last 25% vest on the second anniversary and expire on February 28, 2015.  During the year ended December 31, 2012, the Company recorded stock-based compensation of $340 as consulting expense related to these options.

The fair values of stock options granted were estimated at the date of grant using the Black-Scholes option-pricing model and the weighted average grant date fair value of stock options granted during the years ended December 31, 2012 and 2011 was $0.001 and $0.10 respectively.  During the year ended December 31, 2012, the Company recorded stock-based compensation of $81,178 (2011 - $195,399) as consulting expense related to the vesting of stock options.

The fair value assumptions used were as follows:
	2012	2011

Expected dividend yield	0%	0%
Risk-free interest rate	0.43%	1.92%
Expected volatility	54%	66%
Expected option life (in years)	1.00	4.54 – 5.00

QWICK MEDIA INC.
(A Development Stage Company)

Notes to the Consolidated Financial Statements

YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010
(Stated in U.S. Dollars)

9.    STOCK OPTIONS (Continued)

The following table summarizes the continuity of the Company’s stock options:

	Number of Options	Weighted Average Exercise Price		Weighted-Average Remaining Contractual Term (years)	Aggregate Intrinsic Value

Outstanding, December 31, 2010	−	$	−	−	$	−

Granted	3,120,000		$0.25
Cancelled	(400,000)		$0.20

Outstanding, December 31, 2011	2,720,000		$0.26	4.98	$	−

Granted	300,000		$0.60
Expired	(200,000)		$0.20

Outstanding, December 31, 2012	2,820,000		$0.30	2.56	$	−

Exercisable, December 31, 2012	2,040,000		$0.29	2.50	$	−

A summary of the status of the Company’s non-vested options at December 31, 2012, and changes during the years ended December 31, 2012 and 2011 are presented below:
	Number of Options	Weighted Average Grant Date Fair Value

Non-vested at December 31, 2010	−	$	−

Granted	3,120,000		$0.10
Cancelled	(400,000)		$0.10
Vested	(1,360,000)		$0.10

Non-vested at December 31, 2011	1,360,000		$0.10

Granted	300,000		$0.001
Expired	(50,000)		$0.11
Vested	(830,000)		$0.08

Non-vested at December 31, 2012	780,000		$0.08

As at December 31, 2012, there was $9,460 (2011 - $71,342) in total unrecognized compensation cost related to non-vested stock options.

QWICK MEDIA INC.
(A Development Stage Company)

Notes to the Consolidated Financial Statements

YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010
(Stated in U.S. Dollars)

9.    STOCK OPTIONS (Continued)

As at December 31, 2012, the following stock options were outstanding:

Number of Options	Exercise Price	Expiry Date
150,000*	$0.60	February 28, 2013
210,000	$0.60	July 30, 2013
75,000	$0.60	February 28, 2014
105,000	$0.60	July 30, 2014
75,000	$0.60	February 28, 2015
105,000	$0.60	July 30, 2015
2,100,000	$0.20	December 29, 2015
2,820,000

* Subsequent to year-end, these stock options expired unexercised.

10.   REDEEMABLE PREFERRED STOCK

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

The Company converted the principal amount of a Debenture and accrued interest thereon, into an aggregate of 1,027,945 Class A Preferred Shares, at a conversion price of $1.00 per Class A Preferred Share.

QWICK MEDIA INC.
(A Development Stage Company)

Notes to the Consolidated Financial Statements

YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010
(Stated in U.S. Dollars)

10.   REDEEMABLE PREFERRED STOCK (Continued)

The following table reflects activity in Class A Preferred Shares:

	Number of Class A Preferred Shares	Amount

Balance, December 31, 2010	−	$	−

Issuance of preferred shares for cash	1,000,000		1,000,000
Issuance of preferred shares upon conversion of note	1,027,945		1,027,945

Balance, December 31, 2012 and 2011	2,027,945		$2,027,945

11.   COMMITMENTS AND CONTRACTUAL OBLIGATIONS

The Company had no significant commitments or contractual obligations with any parties respecting executive compensation, consulting arrangements, or other matters other than disclosed below.  Management services provided are on a month-to-month basis.

On February 21, 2012, the Company entered into a consulting agreement.  Pursuant to the agreement, the Company will pay the consultant $6,000 per month for a period of three years commencing March 1, 2012.

The Company has entered into two leases for the provision of office space until January 31, 2014.   The Company’s future minimum lease payments for the two leases are as follows:

Fiscal year ending December 31, 2013	$ 139,000 (Cdn$138,295)
Fiscal year ending December 31, 2014	11,583 (Cdn$11,525)
$ 150,583 (Cdn$149,820)

QWICK MEDIA INC.
(A Development Stage Company)

Notes to the Consolidated Financial Statements

YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010
(Stated in U.S. Dollars)

12.   FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The following table presents information about the Company’s financial instruments that have been measured at fair value as of December 31, 2012, and indicates the fair value hierarchy of the valuation inputs utilized to determine such fair values:

DECEMBER 31, 2012	FAIR VALUE INPUT LEVEL	HELD-FOR- TRADING	TOTAL CARRYING VALUE	FAIR VALUE
Financial assets
Cash	1	$143,280	$143,280	$143,280

DECEMBER 31, 2011	FAIR VALUE INPUT LEVEL	HELD-FOR- TRADING	TOTAL CARRYING VALUE	FAIR VALUE
Financial assets
Cash	1	$728,575	$728,575	$728,575

Due to the nature of cash, accounts receivable, accounts payable, and redeemable preferred stock, the fair value of these instruments approximated their carrying value.

13.  SEGMENTED INFORMATION

The Company’s business is considered as operating in one segment being the development of software and hardware for use in digital media kiosks.

ITEM 19	Financial Statements

Refer to “Item 17. Financial Statements”.

ITEM 20	Exhibits

The following exhibits are being filed as part of this annual company report, or are incorporated by reference where indicated:

Exhibit Number	Description of Exhibit
1.1	Memorandum of Association (incorporated by reference from Exhibit 3.1 to our current report on Form 8-K as filed with the SEC on August 5, 2009)
1.2	Articles of Association (incorporated by reference from Exhibit 3.2 to our current report on Form 8-K as filed with the SEC on August 5, 2009)
4.1	Promissory Note with In Touch Digital Media Inc. dated February 18, 2009
4.2	Promissory Note with In Touch Digital Media Inc. dated March 31, 2009 (incorporated by reference from Exhibit 10.5 to our registration statement on Form S-4 as filed with the SEC on April 9, 2009)
4.3	Promissory Note with In Touch Digital Media Inc. dated May 8, 2009 (incorporated by reference from Exhibit 10.9 to our quarterly report on Form 10-Q as filed with the SEC on May 15, 2009)
4.3	Form of Debt Settlement and Subscription Agreement, effective as of September 30, 2009 (incorporated by reference from our Annual Report on Form 20-F as filed with the SEC on April 29, 2010)
4.4	Share Exchange Agreement with Qeyos Ad Systems Inc. dated January 28, 2011 (incorporated by reference from our Annual Report on Form 20-F as filed with the SEC on February 3, 2011)
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

By: /s/ Ross Tocher
Ross J. Tocher,
President and Chief Executive Officer
(Principal Executive Officer)

Date: April 30, 2013

By: /s/ Kevin Kortje
Kevin Kortje
Chief Financial Officer
(Principal Financial Officer
and Principal Accounting Officer)

Date: April 30, 2013