Form 20-F/A
period 2012-12-31
QWICK MEDIA INC.
filed 2013-05-30
CIK 1128790

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A
     (Amendment No. 1)

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
[ ]YES[ x ]NO

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
[ ]YES[ x ]NO

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
[ x ]YES[ ]NO

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
[ x ]YES[ ]NO

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
[ ]Item 17[ ]Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
[ ]YES[ x ]NO

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.
[ ]YES[ ]NO

Explanatory Note

The purpose of this Amendment No. 1 to Qwick Media Inc. Annual Report on Form 20-F for the year ended December 31, 2012, filed with the Securities and Exchange Commission on May 1, 2013 (the “Form 20-F”), is solely to furnish Exhibit 101 to the Form 20-F in accordance with Rule 405 of Regulation S-T. Exhibit 101 to this report provides the consolidated financial statements and related notes from the Form 20-F formatted in XBRL (eXtensible Business Reporting Language).

     No other changes have been made to the Form 20-F. This Amendment No. 1 to the Form 20-F speaks as of the original filing date of the Form 20-F, does not reflect events that may have occurred subsequent to the original filing date, and does not modify or update in any way disclosures made in the original Form 20-F.

     Pursuant to Rule 406T of Regulation S-T, the interactive data files on Exhibit 101 hereto are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections.

ITEM 1	Exhibits

The following exhibits are being filed as part of this annual company report, or are incorporated by reference where indicated:

Exhibit Number	Description of Exhibit
1.1	Memorandum of Association (incorporated by reference from Exhibit 3.1 to our current report on Form 8-K as filed with the SEC on August 5, 2009)
1.2	Articles of Association (incorporated by reference from Exhibit 3.2 to our current report on Form 8-K as filed with the SEC on August 5, 2009)
4.1	Promissory Note with In Touch Digital Media Inc. dated February 18, 2009
4.2	Promissory Note with In Touch Digital Media Inc. dated March 31, 2009 (incorporated by reference from Exhibit 10.5 to our registration statement on Form S-4 as filed with the SEC on April 9, 2009)
4.3	Promissory Note with In Touch Digital Media Inc. dated May 8, 2009 (incorporated by reference from Exhibit 10.9 to our quarterly report on Form 10-Q as filed with the SEC on May 15, 2009)
4.3	Form of Debt Settlement and Subscription Agreement, effective as of September 30, 2009 (incorporated by reference from our Annual Report on Form 20-F as filed with the SEC on April 29, 2010)
4.4	Share Exchange Agreement with Qeyos Ad Systems Inc. dated January 28, 2011 (incorporated by reference from our Annual Report on Form 20-F as filed with the SEC on February 3, 2011)
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

11.1	Code of Ethics (incorporated by reference from our Registration Statement on Form 20-F, as amended, filed on March 30, 2004).
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (incorporated by reference from our Annual Report on Form 20-F filed on May 1, 2013)
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (incorporated by reference from our Annual Report on Form 20-F filed on May 1, 2013)
13.1

Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (incorporated by reference from our Annual Report on Form 20-F filed on May 1, 2013)

13.2

Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (incorporated by reference from our Annual Report on Form 20-F filed on May 1, 2013)

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAS*	XBRL Taxonomy Extension Calculation Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

* Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

QWICK MEDIA INC.

By: /s/ Ross Tocher
Ross J. Tocher,
President and Chief Executive Officer
(Principal Executive Officer)

Date: May 30, 2013

By: /s/ Kevin Kortje
Kevin Kortje
Chief Financial Officer
(Principal Financial Officer
and Principal Accounting Officer)

Date: May 30, 2013