Form 20-F
period 2013-12-31
QWICK MEDIA INC.
filed 2014-04-30
CIK 1128790

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

[   ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________________ to ___________________

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

Not Applicable
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 71,128,456 common shares as of December 31, 2013

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
[   ] YES      [X] NO

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
[   ] YES      [X] NO

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
[X] YES      [   ] NO

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
[X] YES      [   ] NO

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [ ]	Accelerated filer [ ]	Non-accelerated filer [X]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [X]	International Financial Reporting Standards as issued	Other [ ]
by the International Accounting Standards Board [ ]

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
[   ] Item 17      [   ] Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
[   ] YES      [X] NO

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

ITEM 2                Offer Statistics and Expected Timetable

Not applicable.

ITEM 3                Key Information

A.              Selected Financial Data

The following financial data summarizes selected financial data for our company prepared in accordance with United States generally accepted accounting principles (“US GAAP”) for the five fiscal years ended December 31, 2013. The information presented below for the five year period ended December 31, 2013 is derived from our financial statements which were examined by our independent auditor. The information set forth below should be read in conjunction with our audited financial statements and related notes included in this annual report, and with the information appearing under the heading “Item 5. Operating and Financial Review and Prospects”. The data is presented in U.S. dollars.

Selected Financial Data
(Stated in U.S. Dollars - Calculated in accordance with US GAAP)

	Year ended Dec. 31, 2013 (audited)	Year ended Dec. 31, 2012 (audited)	Year ended Dec. 31, 2011 (audited)	Year ended Dec. 31, 2010 (audited)	Year ended Dec. 31, 2009 (audited)
Revenue	$ 110,553	$ 146,619	$ 84,185	$ 2,718	$ -
Total expenses	2,757,381	3,279,571	3,260,144	1,104,915	351,291
Loss from operations and continuing operations	2,646,828	3,132,952	3,175,999	1,102,197	351,291
Net loss	2,646,828	3,132,952	3,175,999	1,102,197	351,291
Basic and diluted loss per common share	0.04	0.04	0.05	0.02	0.02
Total assets	693,420	721,637	1,542,848	1,088,360	1,433
Total liabilities	5,084,753	2,475,594	245,031	458,101	297,030
Total stockholders’ equity (deficiency)	(6,419,278)	(3,781,902)	(730,128)	630,259	(295,597)
Capital stock	71,128	71,128	71,128	56,102	56,102
Weighted average number of common shares outstanding	71,128,000	71,128,000	61,940,000	56,102,000	22,312,000
Number of common shares outstanding as at period end	71,128,456	71,128,456	71,128,456	56,102,401	56,102,401
Long-term debt	-	-	-	-	-
Dividends per common share	-	-	-	-	-

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

We have not generated significant revenues from our operations to date. As of December 31, 2013, we had accumulated $11,325,957 in losses since inception. As a result of the completion of the acquisition of the shares of Qeyos on January 28, 2011, our business is the development of proprietary software, know-how and hardware. Our software and hardware is planned to be used in the digital out-of-home (“DOOH”) media advertising industry. Therefore, our principal business plan is to provide our clients with advertising opportunities through self-service, interactive digital kiosks, interactive window displays, interactive transit displays and other interactive out-of-home advertising displays, such as digital wall-scapes, spectaculars and mall displays that we plan to own and operate in North American advertising market. Our ability to generate revenues from planned advertising sales depends largely on our ability to provide a large interactive network of digital kiosks and digital TV screens that show our programs in high traffic locations at trade-show exhibitions and large retail stores and shopping malls. This, in turn, requires that we obtain specialized broadcast interactive television (“micro-broadcast”) contracts or concession rights contracts in order to operate our business. Our prior deployment of 80 locations in tire dealerships across Canada in cooperation with Yokohama (Canada) Inc. was terminated in or about May 2011. In addition, our pilot deployment of approximately 60 locations in the Greater Vancouver Region for Qwick Deals™ was terminated in or about November 2012. Since then the Company has been working on obtaining alternative high traffic locations, which is on-going and inconclusive to date. As such, in order to generate significant revenues, we will incur substantial expenses in the development of our business. We therefore expect to incur significant losses in the foreseeable future. We recognize that if we are unable to generate significant revenues from our activities, our entire business may fail. There is no history upon which to base any assumption as to the likelihood that we will be successful in our plan of operation, and we can provide no assurance to investors that we will generate operating revenues or achieve profitable operations in the future.

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

We had cash in the amount of $241,327 and a working capital deficiency of $4,428,410 as of December 31, 2013. If our current resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of convertible debt securities or additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations and liquidity.

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

Based upon the past and projected composition of our income and valuation of our assets, including goodwill, we believe we were not a passive foreign investment company, or PFIC, for 2013, we do not expect to be a PFIC for 2014, and we do not expect to become one in the future, although there can be no assurance in this regard. If, however, we were a PFIC, such characterization could result in adverse United States federal income tax consequences to you if you are a U.S. investor. For example, if we are a PFIC, our U.S. investors will become subject to increased tax liabilities under United States federal income tax laws and regulations and will become subject to burdensome reporting requirements. The determination of whether or not we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. Specifically, we will be classified as a PFIC for United States federal income tax purposes if either: (i) 75% or more of our gross income in a taxable year is passive income, or (ii) the average percentage of our assets by value in a taxable year which produce or are held for the production of passive income (which includes cash) is at least 50%. The calculation of the value of our assets will be based, in part, on the then market value of our common shares, which is subject to change. We cannot assure you that we will not be a PFIC for 2014 or any future taxable year. For more information on PFICs, see “Item 10.E Additional Information — Passive Foreign Investment Corporation”.

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

Our officers and directors, in the aggregate, beneficially own 45% of the issued and outstanding common shares. As a result, they have the ability to influence matters affecting our shareholders, including the election of our directors, the acquisition or disposition of our assets, and the future issuance of our shares. Because our officers, directors and principal shareholders control such shares, investors may find it difficult to replace our management if they disagree with the way our business is being operated. Because the influence by these insiders could result in management making decisions that are in the best interest of those insiders and not in the best interest of the investors, you may lose some or all of the value of your investment in our common shares.

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

Capital Expenditures

During the three fiscal years ended December 31, 2013, 2012 and 2011, we did not undertake any capital expenditures. Our planned capital expenditures for the next twelve months are summarized below under the heading “Liquidity and Capital Resources – Anticipated Cash Requirements”.

Takeover offers

We are not aware of any indication of any public takeover offers by third parties in respect of our common shares during our last or current financial years.

B.              Business Overview

Overview

We develop interactive proprietary software, know-how and hardware. Our content management touch screen software is built in C# programming language on a Windows® multi-touch platform. Technically, there are no creative boundaries, such as limits imposed by third party software applications, intellectual bottle-neck, platform stability and external technical support. The software design process is standardized and documented so new employees can be readily integrated. The software development architecture team in Burnaby, British Columbia, Canada provides technical and creative guidance for coders in Wuxi, China. It is the equivalent of artists working with engineers. Due to time differences our company programs in a 24/7 environment. This strategy leverages production outsourcing and high execution speed. We integrate hardware into custom designed enclosures to produce the physical product that acts as a point of service terminal for end users. The hardware consists of a skeleton platform, chassis (outside enclosure) and integrated PC equipment and peripherals. Hardware development is presently managed from Burnaby, British Columbia, and outsourced to certain manufacturers in the United States and Taiwan.

Our software and hardware is used in the DOOH advertising industry. Therefore, our principal business is to provide our clients with advertising opportunities through self-service interactive digital kiosks, interactive window displays, interactive transit displays and other interactive out-of-home advertising displays, such as digital wallscapes, spectaculars and mall displays that we plan to operate in North American advertising markets. Our software development business in China is conducted via Wuxi, an indirect 100% subsidiary of our company.

Our touch-screen interactive kiosks support mobile apps and iPhone/smart phone integration, while enabling shoppers to access relevant information and self-service their needs through interactive directories, wayfinding, coupons and other instant, on-demand media. We plan to be a complete digital signage company that builds state-of-the-art interactive kiosks and point-of-sale (“POS”) systems, and provides advertising content and micro-broadcast solutions for private channel digital marketing into high traffic, public spaces; thus, empowering advertisers to target and engage audiences where and when they shop and socialize. We believe this makes target audiences more receptive to the advertisements to be included in our programs and ultimately makes our programs more effective for micro-broadcast sponsors and their advertising clients. We intend to derive revenues principally by selling advertising time slots on our micro-broadcast network that we intend to expand across Canada and the United States, to advertising clients and to direct third party advertisers and advertising agencies.

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

We believe our services provide the following significant benefits to our network micro-broadcast network sponsors and advertisers:

•

Enhanced Consumer Experience. The content provided in our interactive digital media network provides consumers with an entertaining means to pass time while obtaining relevant information they desire in real time. Our ads engage users by stimulating their curiosity and driving their fingertips onto our touch screen that in turn logs measurable data for evaluating the effectiveness of content engagement. It is a measurable traffic virtual real estate. Besides reward marketing principles, another powerful driver is pleasure through entertainment. Celebrities and their lifestyles is a public commodity. Popular culture news industry conditions users into repetitive consumption through familiarity. Entertainment news is an important engagement mechanism. We believe our digital media network enhances the consumer experience and adds value to the interactive services or products provided by our micro-broadcast network.

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

Employees

As of April 30, 2014 we had 16 employees working in Burnaby, British Columbia, and an additional 10 employees working in Wuxi, PRC. Additionally, we have engaged five contractors, three of whom work in Burnaby, British Columbia, and two of whom work in Las Vegas, Nevada.

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

Additional financing will be required. We have not generated significant revenues from our operations to date. As of December 31, 2013, we had accumulated $11,325,957 in losses since inception. We require approximately $2,000,000 per year to maintain operations at their current level, to fund the costs attributed to wages, rents, general and administrative expenses.

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

A.              Operating Results

The following summary should be read in conjunction with our audited financial statements for the years ended December 31, 2013, 2012 and 2011, which are included in this annual report on Form 20-F.

	Year Ended December 31, 2013 (audited)	Year Ended December 31, 2012 (audited)	Year Ended December 31, 2011 (audited)
Expenses
Advertising and promotion	$13,402	89,126	149,372
Amortization	43,620	42,918	26,284
Consulting fees	32,075	94,880	277,825
Filing fees	12,839	11,730	13,997
Foreign exchange	84,791	(17,380)	8,252
Interest and bank charges	208,076	210,352	56,147
Inventory costs	254,342	25,062	−
Management fees	241,701	256,962	242,326
Office and administrative	271,134	403,223	527,438
Professional fees	192,171	159,262	98,617
Rent	221,568	203,931	178,706
Salaries, wages and benefits	1,091,594	1,675,220	1,135,857
Software development costs	−	−	442,579
Travel	90,068	124,285	102,744
Total expenses	2,757,381	3,279,571	3,260,144
Net Loss	2,646,828	3,132,952	3,175,999

Revenue

We are a development stage company and have not generated significant revenues from our business operations since inception. Our company does not currently own any property interests.

Expenses

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

Our operating expenses for the year ended December 31, 2013 were $2,757,381 compared to $3,279,571 for the year ended December 31, 2012. The decrease from fiscal 2013 to fiscal 2012 was mainly attributable to decreased: advertising and promotion expenses (fiscal 2013: $13,402; fiscal 2012: $89,126); consulting fees (fiscal 2013: $32,075; fiscal 2012: $94,880); management fees (fiscal 2013: $241,701; fiscal 2012: $256,962); office and administrative expenses (fiscal 2013: $271,134; fiscal 2012: $403,223; salaries, wages and benefits (fiscal 2013: $1,091,594; fiscal 2012: $1,675,220); and travel expenses (fiscal 2013: $90,068; fiscal 2012: $124,285).

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Our operating expenses for the year ended December 31, 2012 were $3,279,571 compared to $3,260,144 for the year ended December 31, 2011. The small increase from fiscal 2011 to fiscal 2012 was mainly due to decreased expenses attributable to: software development costs (fiscal 2012: Nil; fiscal 2011: $442,579); advertising and promotion (fiscal 2012: $89,126; fiscal 2011: 149,372); consulting fees (fiscal 2012: $94,880; fiscal 2011: $277,825); and office and administrative expenses (fiscal 2012: $403,223; fiscal 2011: $527, 438), offset in part by increases in expenses attributable to: salaries, wages and benefits (fiscal 2012: $1,675,220; fiscal 2011: $1,135,857); interest and bank charges (fiscal 2012: $210,352; fiscal 2011: $56,147); management fees (fiscal 2012: $263,447; fiscal 2011: $242,326); professional fees (fiscal 2012: $159,262; fiscal 2011: $98,617); rent (fiscal 2012: $256,962; fiscal 2011: $178,706); and travel expenses (fiscal 2012: $124,285; fiscal 2011: $102,744).

B.              Liquidity and Capital Resources

Our financial position as at December 31, 2013 and December 31, 2012 and the changes for the years then ended are as follows:

Working Capital

	As at December 31, 2013 (audited)	As at December 31, 2012 (audited)
Current assets	$656,343	$641,299
Current liabilities	$5,084,753	$2,475,594
Working capital (deficit)	$(4,428,410)	$(1,834,295)

Our working capital increased from a deficit of $1,834,295 at December 31, 2012 to a deficit of $4,428,410 at December 31, 2013 as a result of an increase in amounts due to related parties and accrued dividends payable.

Cash Flows

	Year Ended December 31, 2013 (audited)	Year Ended December 31, 2012 (audited)
Net cash used in operating activities	$98,047	$(548,465)
Net cash provided from financing activities	$-	$-
Net cash used in investing activities	$-	$(36,830)
(Decrease) increase in cash during the year	$98,047	$(585,295)
Cash, beginning of year	$143,280	$728,575
Cash, end of year	$241,327	$143,280

Operating activities provided cash of $98,047 during the year ended December 31, 2013 as compared to using $548,465 during the year ended December 31, 2012. This increase was primarily due to a net loss of $2,646,828 for fiscal 2013 compared to a net loss of $3,132,952 for fiscal 2012. Additionally, $2,455,953 of cash was provided by a related party in fiscal 2013 compared to $2,243,364 in fiscal 2012.

During the year ended December 31, 2013, we did not use any cash in investing activities, as compared to using $36,830 of cash in investing activities during the year ended December 31, 2012. Financing activities did not provide any cash during fiscal 2013 or during fiscal 2012.

Anticipated Cash Requirements

We anticipate that we will incur the following expenses over the next twelve months:

1.	$200,000 in connection with expansion of further or alternative technology pilots in the U.S.;

2.	$100,000 in connection with locating, evaluating and negotiating potential business opportunities; and

3.	$1,700,000 for operating expenses.

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

Going Concern

Due to the uncertainty of our ability to meet our current operating and capital expenses, in their report on the annual financial statements for the year ended December 31, 2013, our independent auditors included an explanatory paragraph regarding concerns about our ability to continue as a going concern. There is substantial doubt about our ability to continue as a going concern as the continuation of our business is dependent upon our achieving a profitable level of operation. The issuance of additional equity securities by us could result in a significant dilution in the equity interests of our current shareholder, and obtaining debt financing, assuming such financing would be available, will increase our liabilities and future cash commitments.

C.              Research and Development, Patents and Licenses etc.

During fiscal 2013 and 2012, software development costs, comprised of salaries, wages and benefits (fiscal 2013: $1,091,594; fiscal 2012: $1,675,220), have been charged to operations as the research and development activities for other components of the product and processes have not been completed. During fiscal 2011, software development costs, comprised of salaries, wages and benefits of $1,135,857 were incurred with an additional amount of $442,579 spent on software development activities in Wuxi for a total of $1,578,436.

On April 15th, 2014, the Company successfully concluded its software technology pilots in the U.S. The Company will need to conclude definitive agreements with the potential end-users of its software previously engaged in such pilots. If the Company is unable to complete such definitive agreements on favourable terms, or at all, the Company will need to pursue alternate end-users and perhaps engage in further proof of technology pilot programs in such retailer markets. Therefore, until the Company concludes such definitive agreements, its outlook for deriving revenue from its current product offering could be delayed by an estimated nine months from the commencement of its next fiscal year. Such delay could result in a reduction in enterprise value and, as a consequence of raising additional funds through equity or convertible debt financings, lead to increased dilution of the Company’s shareholders.

In 2012, we launched 60 of our new generation of interactive digital media kiosks in the Greater Vancouver Area, British Columbia as a proof of technology pilot in Canada under the trade name “Qwick Deals”. We concluded the pilot on or about November 30th, 2012. We believe these next generation kiosks will equip us with capabilities to provide interactive, measurable, location-based search services to advertisers in the future, which we believe, is of great importance for our next era of growth, we discontinued this initiative for the time being to repurpose available working capital to the expansion of U.S. proof of technology pilots. We are also continually developing related software systems that will enable us to configure and run the content on our planned advertising network in conjunction with mobile communications systems. Once the planned software development is concluded for Qwick Deals we may redeploy such technology in Vancouver, British Columbia, and then plan to expand eastward across Canada in major metropolitan cities.

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

Name	Position Held	Age	Date First Elected or Appointed
Ross J. Tocher	President, Chief Executive Officer and Director	52	September 10, 2008, January 28, 2011 (1)
Barb Welsh	Director	61	January 28, 2011
Brian Petersen	Director	47	January 28, 2011
Kevin R. Kortje	Chief Financial Officer	56	January 28, 2011
Gregory G. Dureault	Senior Vice President and General Counsel	54	January 28, 2011
Ted Cowie	Director	65	June 25, 2013

(1)	Mr. Tocher has served as our president and chief executive officer since September 10, 2008. He has served as a director since January 28, 2011.

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

Brian Petersen

Mr. Petersen is a senior investment and merchant banker with experience in Canada, the U.S. and internationally in all areas of financial advisory services, M&A and capital market products. He has acted for public and private companies in various sectors with a focus towards energy and energy service companies.

An investment banker for over 23 years, he has been involved in over $22 billion of M&A transactions, $22 billion of equity and debt financings, including over $5 billion of initial public offerings. He is also experienced in cross-border M&A and financial products. He has developed an extensive network of financial, industry and other contacts across a broad spectrum of companies and organizations including the private equity sector. His career includes over 16 years with RBC Capital Markets in Toronto, Calgary and Houston and several years working for independent investment banking boutiques in Calgary. He is currently the Managing Director of Capital Markets for Ceiba Energy Services, a publicly traded company that provides merchant banking and strategic financial consulting services through BK Petersen Holdings Ltd. Mr. Petersen also has experience serving as a board member of several private and public companies in Canada.

Mr. Petersen graduated with a bachelor of commerce in finance from UBC’s Sauder School of Business in 1989 and received his Chartered Financial Analyst designation in 1993.

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

Ted Cowie

Mr. Cowie has over 45 years of experience as a sales/marketing/advertising executive, going back to CFAX Victoria, CFUN Vancouver, and CFOX Vancouver from 1969-1980. He served as the Vice President Sales and Marketing for Westward Communications from 1980-2000. He is founder of Genuine Advertising, a marketing company, and has been its President since 2000.

Relationships

There are no family relationships between any of the directors or executive officers of our company.

There are no arrangements or understandings between any of the directors and/or executive officers and any other person pursuant to which that director and/or executive officer was selected.

B.              Compensation

Executive Compensation

The following table sets forth all compensation paid or accrued during the year ended December 31, 2013 to our directors, our Chief Executive Officer, Chief Financial Officer and each of the other most highly compensated executive officers whose total compensation exceeded $150,000 in such fiscal year.

SUMMARY COMPENSATION TABLE
Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensa tion ($)	Total ($)
Ross J. Tocher President and Chief Executive Officer and Director (1)	2013	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Kevin Kortje Chief Financial Officer(2)	2013	Nil	Nil	Nil	Nil	Nil	Nil	60,000 (4)	Nil
Barb Welsh Director(3)	2013	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Brian Petersen Director(3)	2013	Nil	Nil	Nil	Nil	Nil	Nil	6,000 (5)	Nil
Gregory G. Dureault Senior Vice President and General Counsel(3)	2013	Nil	Nil	Nil	Nil	Nil	Nil	140,000(6)	Nil
Ted Cowie(7) Director	2013	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

(1)	Mr. Tocher was appointed as our president and chief executive officer effective September 10, 2008.
(2)	Mr. Kortje was appointed as our chief financial officer effective January 28, 2011.

(3)	Ms. Welsh and Mr. Petersen were appointed as directors and Mr. Dureault was appointed as an officer effective January 2011.
(4)	Mr. Kortje receives consulting fees of $5,000 per month, payable quarterly. The consulting fees are paid to Mr. Kortje’s personal corporation, KII Management Inc.
(5)	Mr. Petersen receives consulting fees of $12,000 per month, payable monthly. The consulting fees are paid to Peterson’s corporation, B.K. Petersen Holdings Ltd.
(6)

Mr. Dureault received consulting fees of $15,000 per month from January 1, 2013 to April 30th , 2013 and has received consulting fees of $10,000 per month since May 1, 2013, payable monthly. The consulting fees are paid to Mr. Dureault’s personal corporation, Greg Dureault Personal Law Corp.

(7)	Mr. Cowie was appointed as a director on June 25, 2013.

We do not provide pension, retirement or similar benefits to our directors or officers.

C.              Board Practices

Our directors are re-elected and our officers are re-appointed at the annual general meeting of our shareholders. The last annual general meeting was held on June 25, 2013 and each of our current directors and officers will continue to hold his respective office until his successor is elected or appointed, unless his office is earlier vacated under any of the relevant provisions of our Articles or of the Cayman Island’s Companies Law (Revised) statute.

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

D.              Employees

As of December 31, 2013, we had 16 employees working on software development in Burnaby, British Columbia, and an additional 10 employees working on software development in Wuxi, PRC. Additionally, we have engaged Mr. Tom Bowan and Mr. Jean Claude Buffington as contractors, working on sales and marketing out of Las Vegas, Nevada.

E.              Share Ownership

As of April 25, 2014, there were 71,128,456 common shares of our company issued and outstanding. Of the shares issued and outstanding on that date, our directors and officers owned the following common shares:

Name and Address of Beneficial Owner	Position Held With the Company	Amount and Nature of Beneficial Ownership	Percentage of Class(1)
Ross J. Tocher 3162 Thunderbird Crescent Burnaby, BC V6A 3G1	President and Chief Executive Officer	30,325,135(2)	42.46%
Kevin Kortje 3162 Thunderbird Crescent Burnaby, BC V6A 3G1	Chief Financial Officer	300,000(3)	0.4%
Barb Welsh 3162 Thunderbird Crescent	Director	300,000(3)	0.4%

Burnaby, BC V6A 3G1
Brian Petersen 3162 Thunderbird Crescent Burnaby, BC V6A 3G1	Director	675,000(3)(5)	0.495%
Gregory G. Dureault 3162 Thunderbird Crescent Burnaby, BC V6A 3G1	Senior Vice President and General Counsel	300,000 (3)	0.4%
Ted Cowie 3162 Thunderbird Crescent Burnaby, BC V6A 3G1	Director	300,000(4)	0.4%
Directors and Executive Officers as a Group (five persons)		32,200,135	45%

(1)	Percentage based on 71,128,456 shares of common stock outstanding on April 25, 2014.
(2)

Includes 6,171,021 shares of common stock held by R J Tocher Holdings Ltd., a private company wholly owned by Ross Tocher, 15,594,280 shares of common stock held by Concept Financial Inc., a private company wholly owned by Ross Tocher, and 8,295,486 shares of common stock held by In Touch Digital Media, a private company wholly owned by Ross Tocher. Also includes options to acquire 300,000 common shares at an exercise price of $0.20 per share until December 29, 2015. Does not include 2,027,945 Class A preferred shares, which do not carry voting rights.

(3)	Includes options to acquire 300,000 common shares at an exercise price of $0.20 per share until December 29, 2015.
(4)	Includes options to acquire 300,000 common shares at an exercise price of $0.60 per share until November 1, 2015.
(5)	Includes options to acquire 375,000 common shares of common stock held by Brian K. Petersen Family Trust.

ITEM 7                Major Shareholders and Related Party Transactions

A.              Major Shareholders

As of April 25, 2014, there were 71,128,456 common shares of our company issued and outstanding. The following table sets forth persons known to us to be the beneficial owner of more than five (5%) of our common shares as of April 25, 2014:

Name	Number of Common Shares Beneficially Owned	Percentage (1)	Number of Class A Preferred Shares Beneficially Owned	Percentage
Ross J. Tocher(2) 3162 Thunderbird Crescent Burnaby, BC V6A 3G1	30,325,135	42.46%	2,027,945	100%

(1)

Based on 71,128,456 common shares issued and outstanding as of April 25, 2014. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Except as otherwise indicated, we believe that the beneficial owners of the common shares listed above, based on information furnished by such owners, have sole investment and voting power with respect to such shares, subject to community property laws where applicable.

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

The voting rights of our major shareholder do not differ from the voting rights of holders of our company’s shares who are not major shareholders.

As of April 25, 2014, our 71,128,456 issued and outstanding common shares are held as follows:

Location	Number of Shares	Percentage of Shares	Number of Registered Shareholders of Record
Canada	71,050,456	99.89%	176
United States	77,000	0.1%	35

Location	Number of Shares	Percentage of Shares	Number of Registered Shareholders of Record
Australia	1,000	*	1
Total	71,128,456	100.00%	212

*        Less than 1%.

There are no arrangements known to us, the operation of which may at a subsequent date result in a change in the control of our company.

B.              Related Party Transactions

For the period beginning on January 1, 2011 until the present, we carried out a number of transactions with related parties in the normal course of business. These transactions were recorded at their exchange amount, which is the amount of consideration established and agreed to by the related parties.

The following are related party transactions and amounts owing that are not otherwise disclosed elsewhere:

(a)	We paid management fees of $240,210 (2012: $256,858) to companies controlled by officers for the year ended December 31, 2013.

(b)	We recorded stock-based compensation of $3,972 (2012: $50,004) as consulting fees paid to directors and officers for the year ended December 31, 2013.

(c)

As of December 31, 2013, amounts owing to related parties consisted of $4,534,392 (2012: $2,073,965) owed to a director and companies controlled by a director, and $12,889 (2012: $18,815) owed to a company controlled by an officer. The amounts owed are unsecured, non- interest bearing and due on demand.

(d)	Interest expenses by the Company relating to notes payable due to a company with a common director amounted to $Nil (2012: $Nil) for the year ended December 31, 2013.

(e)

We paid a consulting fee of $6,000 to a company controlled by a director for the year ended December 31, 2013. The consulting services commenced October 15, 2013 for a six month renewable term on a month to month basis at $12,000, plus applicable sales tax, in Canadian dollars, per month for consulting services. An amount of $9,000 otherwise due was waived by the director, Mr. Brian Petersen.

(f)

We paid a management fee of $Nil (2011: Nil; 2010: $63,885) to a company controlled by a former director, Mr. Steven Barley, for the year ended December 31, 2012. The management services were on a month to month basis at $5,000, plus applicable sales tax, in Canadian dollars, per month for management services.

(g)

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

(h)	Interest expensed relating to notes payable due to a company with a common director amounted to $Nil (2011: $27,945; 2010 - $Nil) for the year ended December 31, 2012.

(i)	Interest expensed relating to notes payable due to a company with a common officer amounted to $Nil (2011: Nil; 2010: $158) for the year ended December 31, 2012.

(j)

On November 15, 2011, we completed a private placement with a company owned by our President and Chief Executive Officer, consisting of the issuance of 1,000,000 Class A Preferred Shares at a price of $1.00 per Class A Share for gross proceeds of $1,000,000.

(k)

On November 15, 2011, we converted the principal amount of the Debenture (as defined below), and accrued interest thereon, into an aggregate of 1,027,945 Class A Preferred Shares, at a conversion price of $1.00 per Class A Preferred Share.

(l)

On November 15, 2011, we modified the terms of the Debenture (as defined below) to allow for the conversion of the principal amount of the Debenture, and accrued interest thereon, into Class A Preferred Shares rather than common shares.

(m)

On August 5, 2011, we closed a private placement with a company owned by our President and Chief Executive Officer, consisting of the issuance of a $1,000,000 secured convertible debenture (the “Debenture”). The Debenture has a maturity date of July 30, 2015, and bears interest at 10% per annum. Principal and accrued interest on the Debenture were to be convertible at any time into common shares at a deemed conversion price of:

(i)	$0.60 per share until July 30, 2012 (expired);

(ii)	$1.00 per share between July 31, 2012 and July 30, 2013; and

(iii)	$1.50 per share between July 31, 2013 and the maturity date.

(n)	On January 28, 2011, Qeyos issued 4,789,935 common shares of Qeyos to a director of Qeyos and our company at a fair value of $0.20 per share to settle debt of $957,787.

(o)

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

ITEM 8                Financial Information

A. Financial Statements and Other Financial Information

Our financial statements are stated in U.S. dollars and are prepared in accordance with US GAAP. Financial statements included with this annual company report are listed below:

Audited Annual Financial Statements for Qwick Media Inc. as at December 31, 2013, 2012 and 2011, and for the fiscal years ended December 31, 2013, 2012 and 2011:

(a)	Independent Auditor’s Report of Morgan LLP dated April 25, 2014 on the Financial Statements as at December 31, 2013, 2012 and 2011;

(b)	Balance Sheets at December 31, 2013 and 2012;

(c)	Statements of Operations for the years ended December 31, 2013, 2012 and 2011, and for the period October 5, 2000 (Date of Inception) to December 31, 2013;

(d)	Statements of Cash Flows for the years ended December 31, 2013, 2012 and 2011, and for the period October 5, 2000 (Date of Inception) to December 31, 2013;

(e)	Statement of Shareholders’ Equity (Deficiency) from October 5, 2000 (Date of Inception) to December 31, 2013; and

(f)	Notes to Financial Statements.

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

C.              Material Contracts

There are no material contracts to which we are a party which were entered into during the last two years immediately preceding April 25, 2014.

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

Our management, including our principal executive officer and principal financial officer, conducted an evaluation of the design and operation of our internal control over financial reporting as of December 31, 2013 based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, our management concluded our internal control over financial reporting was effective as at December 31, 2013. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues, if any, within our company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake.

C. Changes in Internal Controls Over Financial Reporting

Not applicable.

ITEM 15T           Controls and Procedures

Not applicable.

ITEM 16              [Reserved]

ITEM 16A           Audit Committee Financial Expert

Our board of directors has determined that Brian Petersen qualifies as an “audit committee financial expert” as defined in Item 16A(b) of Form 20-F, and is “independent” as the term is defined by Nasdaq Marketplace Rule 5605(a)(2).

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

Our current independent public accountants provided audit and other services during the fiscal years ended December 31, 2013 and 2012 as follows:

	2013	2012
	($)	($)
Audit Fees	30,500	44,000
Audit-Related Fees	-	-
Tax Fees	-	-
All Other Fees	-	-
Total Fees	30,500	44,000

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

ITEM 16F           Change in Registrant’s Certifying Accountant

Not applicable.

ITEM 16G           Corporate Governance

Not applicable.

ITEM 16H           Mine Safety Disclosure

Not applicable.

ITEM 17              Financial Statements

Financial Statements Filed as Part of this Report:

Audited Annual Financial Statements for Qwick Media Inc. as at December 31, 2013, 2012 and 2011:

(a)	Independent Auditor’s Report of Morgan LLP dated April 25, 2014 on the Financial Statements as at December 31, 2013, 2012 and 2011;

(b)	Balance Sheets at December 31, 2013 and 2012;

(c)	Statements of Operations for the years ended December 31, 2013, 2012 and 2011, and for the period October 5, 2000 (Date of Inception) to December 31, 2013;

(d)	Statements of Cash Flows for the years ended December 31, 2013, 2012 and 2011, and for the period October 5, 2000 (Date of Inception) to December 31, 2013;

(e)	Statement of Stockholders’ Equity (Deficiency) from October 5, 2000 (Date of Inception) to December 31, 2013; and

(f)	Notes to Financial Statements.

QWICK MEDIA INC.
(A Development Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2013, 2012 and 2011

(Stated in U.S. Dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and Stockholders of
Qwick Media Inc.
(A Development Stage Company)

We have audited the accompanying consolidated balance sheets of Qwick Media Inc. (a development stage company) and subsidiaries as of December 31, 2013 and 2012, and the related consolidated statements of operations and cash flows for each of the three years in the period ended December 31, 2013, and for the period from October 5, 2000 (date of inception) to December 31, 2013, and stockholders’ (deficiency) equity for the period from October 5, 2000 (date of inception) to December 31, 2013. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Qwick Media Inc. and subsidiaries as of December 31, 2013 and 2012, and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended December 31, 2013, and for the period from October 5, 2000 (date of inception) to December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

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

Vancouver, Canada	“Morgan LLP”
April 25, 2014	Chartered Accountants

PO Box 10007, 1488 – 700 West Georgia Street, Vancouver,
British Columbia, Canada V7Y 1A1
Tel: (604) 687 – 5841 Fax: (604) 687 – 0075 Email: info@morganllp.com

QWICK MEDIA INC.
(A Development Stage Company)

CONSOLIDATED BALANCE SHEETS
(Stated in U.S. Dollars)

	DECEMBER 31,
	2013	2012

ASSETS

Current
Cash	$241,327	$143,280
Receivables	182,262	152,922
Inventory	230,593	344,208
Prepaid expenses	2,161	889
Total Current Assets	656,343	641,299

Property and Equipment	37,077	80,338

Total Assets	$693,420	$721,637

LIABILITIES

Current
Accounts payable and accrued liabilities	$124,805	$174,393
Due to related parties	4,529,913	2,073,960
Accrued dividends payable	430,035	227,241
Total Liabilities	5,084,753	2,475,594

Redeemable Preferred Stock	2,027,945	2,027,945

STOCKHOLDERS’ DEFICIENCY

Common Stock
Authorized: 400,000,000 common shares, $0.001 par value; 100,000,000 preferred shares, $0.001 par value, and series as determined by directors. Issued: 71,128,456 common shares at December 31, 2013 and 2012	71,128	71,128

Additional Paid-in Capital	4,835,551	4,826,099

Deficit Accumulated During The Development Stage	(11,325,957)	(8,679,129)
Total Stockholders’ Deficiency	(6,419,278)	(3,781,902)

Total Liabilities and Stockholders’ Deficiency	$693,420	$721,637

Going Concern, Commitments and Contractual Obligations (Notes 1 and 8)

The accompanying notes are an integral part of these consolidated financial statements.

QWICK MEDIA INC.
(A Development Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS
(Stated in U.S. Dollars)

				PERIOD FROM
				DATE OF
				INCEPTION
				(OCTOBER 5,
				2000) TO
	YEARS ENDED DECEMBER 31,			DECEMBER 31,
	2013	2012	2011	2013

Revenue	$110,553	$146,619	$84,145	$350,186

Expenses
Advertising and promotion	13,402	89,126	149,372	258,328
Amortization	43,620	42,918	26,284	113,118
Consulting fees	32,075	94,880	277,825	490,437
Filing fees	12,839	11,730	13,997	55,584
Foreign exchange	84,791	(17,380)	8,252	399,422
Interest and bank charges	208,076	210,352	56,147	688,619
Inventory costs	254,342	25,062	−	279,404
Management fees	241,701	256,962	242,326	1,028,782
Mineral property exploration expenditures	−	−	−	8,500
Mineral property option payments	−	−	−	3,428
Office and administrative	271,134	403,223	527,438	1,242,786
Oil and gas property exploration expenditures	−	−	−	202,686
Professional fees	192,171	159,262	98,617	896,622
Rent	221,568	203,931	178,706	643,092
Salaries, wages and benefits	1,091,594	1,675,220	1,135,857	4,348,505
Software development costs	−	−	442,579	638,660
Travel	90,068	124,285	102,744	378,170
Total Expenses	2,757,381	3,279,571	3,260,144	11,676,143

Net Loss For The Period	$(2,646,828)	$(3,132,952)	(3,175,999)	$(11,325,957)

Basic And Diluted Loss Per Common Share	$(0.04)	$(0.04)	$(0.05)

Weighted Average Number Of Common Shares Outstanding	71,128,000	71,128,000	61,940,000

The accompanying notes are an integral part of these consolidated financial statements.

QWICK MEDIA INC.
(A Development Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Stated in U.S. Dollars)

								PERIOD FROM DATE
								OF INCEPTION
								(OCTOBER 5, 2000) TO
		YEARS ENDED DECEMBER 31,						DECEMBER 31,
		2013		2012		2011		2013
Cash Flows (Used In) Provided By:

Operating Activities
Net loss for the period		$(2,646,828)		$(3,132,952)		$(3,175,999)		$(11,325,957)
Adjustments to reconcile net loss to net cash used in operating activities:
Amortization		43,620		42,918		26,284		113,118
Foreign exchange on debt settlement		−		−		−		226,512
Stock-based compensation		9,452		81,178		195,399		286,029
Changes in operating assets and liabilities:
Receivables		(29,699)		(49,680)		(330,875)		(460,034)
Prepaid expenses		(1,271)		48,621		(49,510)		(2,161)
Inventory		113,615		(47,826)		(179,294)		(230,593)
Due to related parties		2,455,953		2,243,364		109,309		5,540,844
Accrued dividends payable		202,794		203,350		23,891		430,035
Accounts payable and accrued liabilities		(49,589)		62,562		74,252		447,423
Net cash provided by (used in) operating activities		98,047		(548,465)		(3,306,543)		(4,974,784)
Investing Activities
Subsidiary cash upon acquisition		−		−		−		15,465
Purchase of property and equipment		−		(36,830)		(59,732)		(138,434)
Net cash (used in) investing activities		−		(36,830)		(59,732)		(122,969)

Financing Activities
Proceeds from share issuances		−		−		1,217,002		2,678,002
Proceeds from notes payable		−		−		1,000,000		1,661,078
Proceeds from preferred shares		−		−		1,000,000		1,000,000
Net cash provided by financing activities		−		−		3,217,002		5,339,080
Net Increase (Decrease) In Cash		98,047		(585,295)		(149,273)		241,327
Cash, Beginning Of Period		143,280		728,575		877,848		−

Cash, End Of Period		$241,327		$143,280		$728,575		$241,327

Non-cash Financing Activities
Common stock issued to settle debt	$	−	$	−		$403,211		$984,841

Supplemental Disclosure of Cash Flow Information
Interest paid	$	−	$	−	$	−	$	−
Income taxes paid	$	−	$	−	$	−	$	−

The accompanying notes are an integral part of these consolidated financial statements.

QWICK MEDIA INC.
(A Development Stage Company)

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ (DEFICIENCY) EQUITY
PERIOD FROM DATE OF INCEPTION (OCTOBER 5, 2000) TO DECEMBER 31, 2013
(Stated in U.S. Dollars)

	COMMON STOCK					DEFICIT
	NUMBER					ACCUMULATED
	OF		ADDITIONAL		SHARE	DURING THE	CUMULATIVE
	COMMON	PAR	PAID-IN		SUBSCRIPTIONS	DEVELOPMENT	TRANSLATION
	SHARES	VALUE	CAPITAL		RECEIVED	STAGE	ADJUSTMENT	TOTAL

Balance, October 5, 2000			-	$		-	$-	$-

November 2000 - Shares issued for cash at $0.001	6,500,000	6,500	-		-	-	-	6,500
November 2000 - Shares issued for cash at $0.01	6,000,000	6,000	54,000		-	-	-	60,000
December 2000 - Shares issued for cash at $0.25	38,000	38	9,462		-	-	-	9,500
Translation adjustment	-	-	-		-	-	660	660
Net loss for the period	-	-	-		-	(7,310)	-	(7,310)
Balance, December 31, 2000	12,538,000	12,538	63,462		-	(7,310)	660	69,350
Translation adjustment	-	-	-		-	-	(752)	(752)
Net loss for the year	-	-	-		-	(54,811)	-	(54,811)
Balance, December 31, 2001	12,538,000	12,538	63,462		-	(62,121)	(92)	13,787
Translation adjustment	-	-	-		-	-	16	16
Net loss for the year	-	-	-		-	(24,972)	-	(24,972)
Balance, December 31, 2002	12,538,000	12,538	63,462		-	(87,093)	(76)	(11,169)
Translation adjustment	-	-	-		-	-	(205)	(205)
Net loss for the year	-	-	-		-	(271,508)	-	(271,508)
Balance, December 31, 2003	12,538,000	12,538	63,462		-	(358,601)	(281)	(282,882)
Translation adjustment	-	-	-		-	-	281	281
Net loss for the year	-	-	-		-	(72,049)	-	(72,049)
Balance, December 31, 2004	12,538,000	12,538	63,462		-	(430,650)	-	(354,650)
Net loss for the year	-	-	-		-	(49,562)	-	(49,562)
Balance, December 31, 2005	12,538,000	12,538	63,462		-	(480,212)	-	(404,212)
Net loss for the year	-	-	-		-	(67,488)	-	(67,488)
Balance, December 31, 2006	12,538,000	12,538	63,462		-	(547,700)	-	(471,700)
Net loss for the year	-	-	-		-	(74,191)	-	(74,191)
Balance, December 31, 2007	12,538,000	12,538	63,462		-	(621,891)	-	(545,891)
Net loss for the year	-	-	-		-	(104,412)	-	(104,412)
Balance, December 31, 2008	12,538,000	12,538	63,462		-	(726,303)	-	(650,303)
September 2009 - Shares issued for settling debt at $0.015	38,775,366	38,775	542,855		-	-	-	581,630
Shares issued pursuant to share exchange agreement (Note 1)	4,789,035	4,789	953,018		-	(190,387)	-	767,420
Net loss for the year	-	-	-		-	(351,291)	-	(351,291)
Balance, December 31, 2009	56,102,401	56,102	1,559,335		-	(1,267,981)	-	347,456
Share subscriptions received	-	-	-		1,385,000	-	-	1,385,000
Net loss for the year	-	-	-		-	(1,102,197)	-	(1,102,197)
Balance, December 31, 2010	56,102,401	56,102	1,559,335		1,385,000	(2,370,178)	-	630,259
Shares issued for cash at $0.20	13,010,000	13,010	2,588,992		(1,385,000)	-	-	1,217,002
Shares issued for settling debt at $0.20	2,016,055	2,016	401,195		-	-	-	403,211
Stock-based compensation	-	-	195,399		-	-	-	195,399
Net loss for the year	-	-	-		-	(3,175,999)	-	(3,175,999)
Balance, December 31, 2011	71,128,456	71,128	4,744,921		-	(5,546,177)	-	(730,128)
Stock-based compensation	-	-	81,178		-	-	-	81,178
Net loss for the year	-	-	-		-	(3,132,952)	-	(3,132,952)
Balance, December 31, 2012	71,128,456	71,128	4,826,099		-	(8,679,129)	-	(3,781,902)
Stock-based compensation	-	-	9,452		-	-	-	9,452
Net loss for the year	-	-	-		-	(2,646,828)	-	(2,646,828)
Balance, December 31, 2013	71,128,456	$71,128	$4,835,551		$-	$(11,325,957)	$-	$(6,419,278)

The accompanying notes are an integral part of these consolidated financial statements.

QWICK MEDIA INC.
(A Development Stage Company)

Notes to the Consolidated Financial Statements

YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011
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

For accounting purposes, the acquisition was accounted for at historical carrying values in a manner similar to the pooling of interests method since the chief executive officer and controlling shareholder of the Company was also the chief executive officer and controlling shareholder of Qeyos. Transfers or exchanges of equity instruments between entities under common control are recorded at the carrying amount of the transferring entity at the date of transfer and fair value, goodwill or other intangible asset adjustments are not recorded. Our consolidated financial statements and reported results of operations reflect these carryover values, and our reported results of operations and stockholders’ equity have been retroactively restated for all periods presented to reflect the results of operations of Qeyos and the Company as if the acquisition had occurred on September 30, 2009, the date the Company and Qeyos commenced common control.

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

YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011
(Stated in U.S. Dollars)

1.	NATURE OF OPERATIONS AND GOING CONCERN (Continued)

	c)	Going Concern

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern.

As shown in the accompanying consolidated financial statements, the Company has incurred accumulated losses of $11,325,957 for the period from October 5, 2000 (date of inception) to December 31, 2013. The future of the Company is dependent upon its ability to obtain adequate financing and upon future profitable operations. Management has plans to seek additional capital financing through private placement and a public offering of the Company’s common stock and from the issuance of promissory notes. These factors raise substantial doubt regarding the Company’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts of and classification of liabilities that might be necessary in the event the Company cannot continue in existence.

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

Cash consists of cash on deposit with high quality major financial institutions. The carrying amounts approximated fair market value due to the liquidity of these deposits. For purposes of the balance sheets and statements of cash flows, the Company considers all highly liquid debt instruments purchased with maturity of three months or less to be cash equivalents. The Company had no cash equivalents at December 31, 2013 and 2012.

	b)	Use of Estimates and Assumptions

The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses for the reporting period. Management evaluates estimates and judgments on an ongoing basis. Actual results could differ from these estimates. The significant areas requiring management’s estimates and assumptions include the fair value of shares issued to settle debt, stock based compensation, valuation of receivables and inventory, estimated life, amortization rates and impairment of long-lived assets, valuation allowance for income tax purposes, and fair value measurement of financial instruments.

QWICK MEDIA INC.
(A Development Stage Company)

Notes to the Consolidated Financial Statements

YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011
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

To December 31, 2013, software development costs, comprised of salaries, wages and benefits, have been charged to operations as the research and development activities for other components of the product and processes have not been completed.

In accordance with ASC 985-705, software modification costs, comprised of salaries, wages and benefits, to satisfy hardware upgrades and changes in system configurations, are expensed as incurred.

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

Equipment is recorded at cost and amortized using the declining-balance and straight-line method at rates determined to estimate the useful lives of the assets. The annual rates used in calculating amortization are as follows:

Computer hardware	30% straight-line
Computer software	50% declining-balance
Office furniture	20% declining-balance
Equipment	30% declining-balance
Leasehold improvements	straight-line over the term of the lease

QWICK MEDIA INC.
(A Development Stage Company)

Notes to the Consolidated Financial Statements

YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011
(Stated in U.S. Dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

	g)	Foreign Currency Translation

The Company’s functional currency is the U.S. dollar. Transactions in foreign currency are translated in accordance with ASC Topic 830, Foreign Currency Matters, into U.S. dollars and reporting as follows:

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

Cash consists of cash on deposit with a high quality major financial institution. The carrying cost approximates fair value due to the liquidity of these deposits. The carrying amounts of other financial assets and liabilities comprising accounts payable and accrued liabilities, due to related parties, were a reasonable approximation of their fair value.

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

YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011
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

ASC 220, Comprehensive Income establishes standards for the reporting and display of comprehensive items in the consolidated financial statements. As at December 31, 2013, 2012 and 2011, the Company had no items that represent a comprehensive income or loss and, therefore, has not included a statement of comprehensive loss in the consolidated financial statements.

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

The Company has a stock-based compensation plan which is described more fully in Note 6. The Company measures the compensation cost of stock options and other stock-based awards to employees and directors at fair value at the grant date and recognizes compensation expense over the requisite service period for awards expected to vest. Except for transactions with employees and directors, all transactions in which goods or services are the consideration received for the issuance of equity instruments are accounted for based on the fair value of the consideration received, or the fair value of the equity instruments issued, whichever is more reliably measurable. Additionally, the Company has determined that the dates used to value the transaction are either:

i)	The date at which a commitment for performance by the counter party to earn the equity instruments is established; or

ii)	The date at which the counter party’s performance is complete.

QWICK MEDIA INC.
(A Development Stage Company)

Notes to the Consolidated Financial Statements

YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011
(Stated in U.S. Dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

	n)	Recent Accounting Pronouncements

In November 2011, ASC guidance was issued related to disclosures about offsetting assets and liabilities. The new standard requires disclosures to allow investors to better compare financial statements prepared under U.S GAAP with financial statements prepared under IFRS. The update is effected for the Company’s fiscal year beginning January 1, 2013, and interim periods within those annual periods. Retrospective application is required. In January 2013, ASC guidance was issued to clarify that the disclosure requirements are limited to derivatives, repurchase agreements, and securities lending transactions to the extent that they are (i) offset in the financial statements or (ii) subject to an enforceable master netting arrangement or similar agreement. The Company’s January 1, 2013 adoption of the updated guidance had no impact on the Company’s consolidated financial position, results of operations or cash flows.

In January 2013, the FASB issued ASU No. 2013-01, Balance Sheet (Topic 210): Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities, which clarifies which instruments and transactions are subject to the offsetting disclosure requirements originally established by ASU 2011-11. The new ASU addresses preparer concerns that the scope of the disclosure requirements under ASU 2011-11 was overly broad and imposed unintended costs that were not commensurate with estimated benefits to financial statement users. In choosing to narrow the scope of the offsetting disclosures, the Board determined that it could make them more operable and cost effective for preparers while still giving financial statement users sufficient information to analyze the most significant presentation differences between financial statements prepared in accordance with U.S. GAAP and those prepared under IFRS. Like ASU 2011-11, the amendments in this update will be effective for fiscal periods beginning on or after January 1, 2013. The Company’s January 1, 2013 adoption of the updated guidance had no impact on the Company’s consolidated financial position, results of operations or cash flows.

In February 2013, the FASB issued ASU No. 2013-04, Liabilities (Topic 405): Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation Is Fixed at the Reporting Date. The amendments in ASU 2013-04 provide guidance for the recognition, measurement, and disclosure of obligations resulting from joint and several liability arrangements for which the total amount of the obligation within the scope of this Update is fixed at the reporting date, except for obligations addressed within existing guidance in U.S. GAAP. The guidance requires an entity to measure those obligations as the sum of the amount the reporting entity agreed to pay on the basis of its arrangement among its co-obligors and any additional amount the reporting entity expects to pay on behalf of its co-obligors. The guidance in this Update also requires an entity to disclose the nature and amount of the obligation as well as other information about those obligations. The amendments in this standard are effective retrospectively for fiscal years, and interim periods within those years, beginning after December 15, 2013. The Company does not expect the adoption of the pronouncement to have a material effect on its consolidated financial statements.

In April 2013, the FASB issued ASU No. 2013-07, Presentation of Financial Statements (Top 205): Liquidation Basis of Accounting. The objective of ASU No. 2013-07 is to clarify when an entity should apply the liquidation basis of accounting and to provide principles for the measurement of assets and liabilities under the liquidation basis of accounting, as well as any required disclosures. The amendments in this standard is effective prospectively for entities that determine liquidation is imminent during annual reporting periods beginning after December 15, 2013, and interim reporting periods therein. The Company does not expect the adoption of the pronouncement to have a material effect on its consolidated financial statements.

QWICK MEDIA INC.
(A Development Stage Company)

Notes to the Consolidated Financial Statements

YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011
(Stated in U.S. Dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

	n)	Recent Accounting Pronouncements (Continued)

In March 2013, ASC guidance was issued related to Foreign Currency Matters to clarify the treatment of cumulative translation adjustments when a parent sells a part or all of its investment in a foreign entity or no longer holds a controlling financial interest in a subsidiary or group of assets that is a business within a foreign entity. The updated guidance also resolves the diversity in practice for the treatment of business combinations achieved in stages in a foreign entity. The update is effective prospectively for the Company’s fiscal year beginning January 1, 2014. The Company does not expect the updated guidance to have an impact on the consolidated financial position, results of operations or cash flows.

In July 2013, ASC guidance was issued related to the presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss or a tax credit carryforward exists. The updated guidance requires an entity to net its unrecognized tax benefits against the deferred tax assets for net operating loss carryforwards, similar tax losses, or tax credit carryforwards in the same jurisdiction. A gross presentation will be required only if such carryforwards are not available or would not be used by the entity to settle any additional income taxes resulting from disallowance of the uncertain tax position. The update is effective prospectively for the Company’s fiscal year beginning January 1, 2014. The Company does not expect the updated guidance to have an impact on the consolidated financial position, results of operations or cash flows.

3.	INVENTORY

	2013	2012

Computers	$45,382	$2,765
Monitors	114,126	31,146
Printers	15,880	−
Parts and enclosures	31,426	291,301
General	23,779	18,996
	$230,593	$344,208

During the year, the Company recorded inventory write-down in the amount of $217,719 (2012 - $Nil).

4.	PROPERTY AND EQUIPMENT

	2013

		Accumulated	Net Book
	Cost	Amortization	Value

Computer hardware	$38,713	$30,524	$8,189
Computer software	1,324	1,286	38
Office furniture	21,012	12,875	8,137
Equipment	41,882	24,610	17,272
Leasehold improvements	47,628	44,187	3,441

	$150,559	$113,482	$37,077

QWICK MEDIA INC.
(A Development Stage Company)

Notes to the Consolidated Financial Statements

YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011
(Stated in U.S. Dollars)

4.	PROPERTY AND EQUIPMENT (Continued)

	2012

		Accumulated	Net Book
	Cost	Amortization	Value

Computer hardware	$38,713	$19,569	$19,144
Computer software	1,324	1,182	142
Office furniture	21,012	6,926	14,086
Equipment	41,882	13,257	28,625
Leasehold improvements	47,628	29,287	18,341

	$150,559	$70,221	$80,338

5.	RELATED PARTY TRANSACTIONS AND AMOUNTS OWING

For the year ended December 31, 2013, the Company carried out a number of transactions with related parties in the normal course of business. These transactions were recorded at their exchange amount, which is the amount of consideration established and agreed to by the related parties.

The following are related party transactions and amounts owing at December 31, 2013 that are not otherwise disclosed elsewhere:

	a)	The Company paid management fees of $240,210 (2012 - $256,858; 2011 - $256,327) to companies controlled by officers for the year ended December 31, 2013.

	b)	The Company recorded stock-based compensation of $3,972 (2012 - $50,004; 2011 - $131,118) as consulting fees paid to directors and officers for the year ended December 31, 2013.

c)

As of December 31, 2013, amounts owing to related parties consists of $4,534,392 (2012 - $2,073,965) owed to a director and companies controlled by a director, and $12,889 (2012 - $18,815) owed to a company controlled by an officer. The amounts owed are unsecured, non-interest bearing and due on demand.

	d)	Interest expensed by the Company relating to notes payable due to a company with a common director amounted to $Nil (2012 - $Nil; 2011 - $27,945) for the year ended December 31, 2013.

6.	STOCK OPTIONS

The Company adopted a Stock Option Plan under which the Company can grant up to 6,620,230 shares of its common stock to the officers, directors, employees and consultants.

On January 28, 2011, the Company granted 2,400,000 stock options to directors, officers, and employees exercisable at $0.20 per share to December 29, 2015. The options vest 50% on the date of grant, 25% on the first anniversary and 25% on the second anniversary. During the year ended December 31, 2013, the Company recorded stock-based compensation of $3,972 (2012 - $40,146; 2011 - $185,113) as consulting expense related to these options.

QWICK MEDIA INC.
(A Development Stage Company)

Notes to the Consolidated Financial Statements

YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011
(Stated in U.S. Dollars)

6.	STOCK OPTIONS (Continued)

On May 1, 2011, the Company granted 300,000 stock options to a consultant exercisable at $0.20 per share to December 29, 2015. The options vest 50% on the date of grant, 25% on the first anniversary and 25% on the second anniversary. During the year ended December 31, 2013, the Company recorded stock-based compensation of $2,686 (2012 - $29,993; 2011 - $21,832) as consulting expense related to these options.

On July 1, 2011, the Company granted 60,000 stock options to an employee exercisable at $0.60 per share. 50% of the options vest on the date of grant and expire on July 30, 2013. Another 25% vest on the first anniversary and expire on July 30, 2014. The last 25% vest on the second anniversary and expire on July 30, 2015. During the year ended December 31, 2013, the Company recorded stock-based compensation of $163 (2012 - $963; 2011 - $682) as consulting expense related to these options.

On November 1, 2011, the Company granted 360,000 stock options to an employee exercisable at $0.60 per share. 50% of the options vest on the date of grant and expire on July 30, 2013. Another 25% vest on the first anniversary and expire on July 30, 2014. The last 25% vest on the second anniversary and expire on July 30, 2015. During the year ended December 31, 2013, the Company recorded stock-based compensation of $2,562 (2012 - $9,736; 2011 - $682) as consulting expense related to these options.

On March 1, 2012, the Company granted 300,000 stock options to a consultant exercisable at $0.60 per share. 50% of the options vest on the date of grant and expire on February 28, 2013. Another 25% vest on the first anniversary and expire on February 28, 2014. The last 25% vest on the second anniversary and expire on February 28, 2015. During the year ended December 31, 2013, the Company recorded stock-based compensation of $69 (2012 - $340) as consulting expense related to these options.

The fair values of stock options granted were estimated at the date of grant using the Black-Scholes option- pricing model and the weighted average grant date fair value of stock options granted during the year ended December 31, 2012 was $0.001 (2011 - $0.10). During the year ended December 31, 2013, the Company recorded stock-based compensation of $9,452 (2012 - $81,178; 2011 - $195,399) as consulting expense related to the vesting of stock options.

The fair value assumptions used were as follows:

	2013	2012	2011
Expected dividend yield	−	0%	0%
Risk-free interest rate	−	0.43%	1.92%
Expected volatility	−	54%	66%
Expected option life (in years)	−	1.00	4.54 -5.00

The following table summarizes the continuity of the Company’s stock options:

			Weighted-
		Weighted	Average
		Average	Remaining		Aggregate
	Number of	Exercise	Contractual		Intrinsic
	Options	Price	Term (years)		Value
Outstanding, December 31, 2011	2,720,000	$0.26	4.98	$	−
Granted	300,000	$0.60
Expired	(200,000)	$0.20
Outstanding, December 31, 2012	2,820,000	$0.30	2.56	$	−
Expired	(360,000)	$0.60
Outstanding, December 31, 2013	2,460,000	$0.26	1.86	$	−
Exercisable, December 31, 2013	2,385,000	$0.25	1.88	$	−

QWICK MEDIA INC.
(A Development Stage Company)

Notes to the Consolidated Financial Statements

YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011
(Stated in U.S. Dollars)

6.	STOCK OPTIONS (Continued)

A summary of the status of the Company’s non-vested options and changes are presented below:

		Weighted
		Average
	Number of	Grant Date
	Options	Fair Value

Non-vested at December 31, 2011	1,360,000	$0.10
Granted	300,000	$0.001
Expired	(50,000)	$0.11
Vested	(830,000)	$0.08
Non-vested at December 31, 2012	780,000	$0.08

Vested	(705,000)	$0.09
Non-vested at December 31, 2013	75,000	$0.001

As at December 31, 2013, there was $8 (2012 - $9,460) in total unrecognized compensation cost related to non-vested stock options.

As at December 31, 2013, the following stock options were outstanding:

Number of Options	Exercise Price	Expiry Date
75,000	$0.60	February 28, 2014*
15,000	$0.60	July 30, 2014
90,000	$0.60	November 30, 2014
75,000	$0.60	February 28, 2015
15,000	$0.60	July 30, 2015
90,000	$0.60	November 30, 2015
2,100,000	$0.20	December 29, 2015
2,460,000		* Subsequently expired

7.	REDEEMABLE PREFERRED STOCK

On November 15, 2011, the Company created one series of the 100,000,000 preferred shares it is authorized to issue, consisting of 25,000,000 shares, to be designated as Class A Preferred Shares. The principal terms of the Class A Preferred Shares are as follows:

Voting rights – The Class A Preferred Shares have voting rights (one vote per share) equal to those of the Company’s common stock.

Dividend rights – The Class A Preferred Shares carry a cumulative cash dividend of 10% per annum. The accrued dividends payable are classified as interest expense in the statements of operations.

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

QWICK MEDIA INC.
(A Development Stage Company)

Notes to the Consolidated Financial Statements

YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011
(Stated in U.S. Dollars)

7.	REDEEMABLE PREFERRED STOCK (Continued)

Redemption rights – At any time, the holders of the Class A Preferred Shares may elect to have the Company redeem the Class A Preferred Shares for an amount equal to $1.00 per share. At any time, the Company may redeem the Class A Preferred Shares for an amount equal to $1.00 per share.

The Company has classified the Class A Preferred Shares as liability because they are redeemable beyond the control of the issuer.

During the year ended December 31, 2011, the Company completed a private placement with a company owned by the Company's President and Chief Executive Officer, consisting of the issuance of 1,000,000 Class A Preferred Shares at a price of $1.00 per Class A Share for gross proceeds of $1,000,000, and converted the principal amount of a debenture and accrued interest thereon to the related party, into an aggregate of 1,027,945 Class A Preferred Shares, at a conversion price of $1.00 per Class A Preferred Share. As at December 31, 2013, the holder of the Class A Preferred Shares had agreed to not exercise the retractable rights, to have the Company redeem the Class A Preferred Shares, for the next 2 years.

8.	COMMITMENTS AND CONTRACTUAL OBLIGATIONS

The Company had no significant commitments or contractual obligations with any parties respecting executive compensation, consulting arrangements, or other matters other than disclosed below. Management services provided are on a month-to-month basis.

a)

On October 15, 2013, the Company entered into a consulting agreement with a director of the Company whereby the Company will pay $12,000 per month for consulting services provided for a term of six months. The fees will be payable as to a minimum of $6,000 in cash payment and up to $6,000 in equity or debt of the Company.

b)

 The Company has entered into leases for the provision of facility space until January 31, 2014, and continued on a month-to-month basis. The Company’s future minimum lease payments for the premise leases are as follows:

Fiscal year ending December 31, 2014	$ 10,835 (CDN$11,525)

9.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The following table presents information about the Company’s financial instruments that have been measured at fair value as of December 31, 2013, and indicates the fair value hierarchy of the valuation inputs utilized to determine such fair values:

DECEMBER 31, 2013	FAIR
	VALUE		TOTAL
	INPUT	HELD-FOR-	CARRYING	FAIR
	LEVEL	TRADING	VALUE	VALUE
Financial assets
Cash	1	$ 241,327	$ 241,327	$ 241,327

DECEMBER 31, 2012	FAIR
	VALUE		TOTAL
	INPUT	HELD-FOR-	CARRYING	FAIR
	LEVEL	TRADING	VALUE	VALUE
Financial assets
Cash	1	$ 143,280	$ 143,280	$ 143,280

Due to the nature of cash, accounts payable and redeemable preferred stock, the fair value of these instruments approximated their carrying value.

QWICK MEDIA INC.
(A Development Stage Company)

Notes to the Consolidated Financial Statements

YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011
(Stated in U.S. Dollars)

10.	SEGMENTED INFORMATION

The Company’s business is considered as operating in one segment being the development of software and hardware for use in digital media kiosks.

11.	INCOME TAXES

The provision for income taxes differs from the result which would be obtained by applying the statutory income tax rate of 26% (2012 - 26%) to income before income taxes. The difference results from the following items:

	2013	2012	2011

Computed expected (benefit) income taxes	$(675,000)	$(782,000)	$(768,000)
Increase in valuation allowance	675,000	782,000	768,000
	$-	$-	$-

Significant components of the Company’s deferred income tax assets are as follows:

	2013	2012

Deferred income tax asset	$2,791,000	$2,116,000
Valuation allowance	(2,791,000)	(2,116,000)
	$-	$-

The Company has net operating losses of approximately $10,734,000 (2012 - $8,140,000), which if unutilized, will expire through to 2033. Future tax benefits, which may arise as a result of these losses, have not been recognized in these consolidated financial statements and have been offset by a valuation allowance.

The Company and its subsidiaries file income tax returns in Canada and China. These tax returns are subject to examination by local taxation authorities provided the tax years remain open to audit under the relevant statutes of limitations.

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

Date: April 30, 2014

By: /s/ Kevin Kortje
Kevin Kortje
Chief Financial Officer
(Principal Financial Officer
and Principal Accounting Officer)

Date: April 30, 2014