Form 20-F/A
period 2013-12-31
QWICK MEDIA INC.
filed 2014-09-19
CIK 1128790

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A
Amendment No. 1

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

8652 Commerce Court
Burnaby, British Columbia, Canada V5A 4N6
(Address of principal executive offices)

Ross Tocher, President
Telephone: 778.370.1715
Facsimile: 778-370-1720
8652 Commerce Court
Burnaby, British Columbia
Canada, V5A 4N6
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
[   ] YES      [   ] NO

Explanatory Note

The purpose of this Amendment No. 1 to Qwick Media Inc. Annual Report on Form 20-F for the year ended December 31, 2013, filed with the Securities and Exchange Commission on April 30, 2014 (the “Form 20-F”), is solely to update the section entitled “Controls and Procedures”.

No other changes have been made to the Form 20-F. This Amendment No. 1 to the Form 20-F speaks as of the original filing date of the Form 20-F, does not reflect events that may have occurred subsequent to the original filing date, and does not modify or update in any way disclosures made in the original Form 20-F, other than the disclosure controls and procedures.

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

ITEM 14              Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

ITEM 15              Controls and Procedures

A. Disclosure Controls and Procedures

As required by paragraph (b) of Rules 13a-15 or 15d-15 under the Exchange Act, our principal executive officer and principal financial officer evaluated our company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of the end of the period covered by this annual report on Form 20-F. Based on this evaluation, these officers concluded that as of the end of the period covered by this Annual Report on Form 20-F, our disclosure controls and procedures were effective to ensure that the information required to be disclosed by our company in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission. These disclosure controls and procedures include controls and procedures designed to ensure that such information is accumulated and communicated to our company’s management, including our company’s principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

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

C. Changes in Internal Control Over Financial Reporting

In our annual report on Form 20-F for the year ended December 31, 2011, we disclosed that our principal executive officer and principal financial officer had determined that our disclosure controls and procedures and internal control over financial reporting were not effective as at December 31, 2011 due to the following material weaknesses: (i) inadequate segregation of duties and effective risk assessment; and (ii) insufficient written policies and procedures for accounting, financial reporting and corporate governance.

Although we took steps to enhance and improve the design of our internal control over financial reporting, these steps were not complete as of December 31, 2011. We advised that, to remediate such weaknesses, we planned to implement the following changes during our fiscal year ending December 31, 2012: (i) address inadequate segregation of duties and ineffective risk management; and (ii) adopt sufficient written policies and procedures for accounting, financial reporting and corporate governance. However, in our annual report on Form 20-F for the year ended December 31, 2012, we advised that our principal executive officer and principal financial officer determined that our disclosure controls and procedures and internal control over financial reporting continued to be ineffective as at December 31, 2012 and we would continue to focus on them during 2013.

During the year ended December 31, 2013, we made a number of changes to our internal control over financial reporting and disclosure controls and procedures, including: (i) hiring a new, more experienced, controller who helped improve our financial reporting processes; (ii) retaining an external accounting firm to assist with the preparation of our quarterly financial statements; (iii) forming an operations review committee, which conducted a thorough review of our business, procedures and personnel under the oversight of an independent director; and (iv) appointing a chartered accountant to our board of directors.

As a result of these changes, our principal executive officer and our principal accounting officer determined that our disclosure controls and procedures and internal control over financial reporting were effective as at December 31, 2013.

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

*        Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

QWICK MEDIA INC.

By: /s/ Ross J. Tocher
Ross J. Tocher,
President and Chief Executive Officer
(Principal Executive Officer)

Date: September 19, 2014

By: /s/ Kevin Kortje
Kevin Kortje
Chief Financial Officer
(Principal Financial Officer
and Principal Accounting Officer)

Date: September 19, 2014