Form 20-F
period 2014-12-31
QWICK MEDIA INC.
filed 2015-04-29
CIK 1128790

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F
(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2014
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________________
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report:
Commission file number 000-32981
QWICK MEDIA INC.
 (Exact name of Registrant as specified in its charter)
Not Applicable
 (Translation of Registrant's name into English)
The Cayman Islands
 (Jurisdiction of incorporation or organization)
8652 Commerce Court
Burnaby, British Columbia, Canada V5A 4N6
 (Address of principal executive offices)
Ross Tocher, President
Telephone: (778) 370-1715
Facsimile: (604) 336-5460
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
Not Applicable
 (Title of Class)
Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 71,128,456 common shares as of December 31, 2014
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
 ☐ YES  ☒ NO
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
 ☐  YES  ☒ NO
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
☒ YES  ☐ NO

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
 ☒  YES  ☐ NO
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
U.S. GAAP ☑	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐
If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
 ☐ Item 17  ☐ Item 18
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
 ☐ YES  ☒ NO
(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)
Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.
 ☐ YES  ☐ NO

INTRODUCTION AND INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F includes statements that express our opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results, and therefore are, or may be deemed to be, "forward-looking statements". These forward-looking statements can generally be identified by the use of forward-looking terminology, including the terms "believes", "estimates", "anticipates", "expects", "seeks", "projects", "intends", "plans", "may", "will" or "should", or their negative or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this annual report and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth, strategies and the industry in which we operate. These statements reflect management's current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant known and unknown risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance or achievements could vary materially from those expressed or implied by the forward-looking statements contained in this annual report. Such risks include, but are not limited to: a renewed downturn in international economic conditions; our reliance on key management; our ability to obtain the financing needed to pursue our plan of operations; any adverse occurrence with respect to the development or marketing of our technology; any adverse occurrence with respect to any of our licensing agreements; our ability to successfully bring products to market; fluctuations in the availability and cost of materials required to produce our products; any adverse occurrence with respect to distribution of our products; potential negative financial impact from claims, lawsuits and other legal proceedings or challenges; and other factors beyond our control. See the section entitled "Risk Factors" for a complete list of risks relating to an investment in our company.
By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. These factors should be considered carefully and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements are based on assumptions that management believes are reasonable, which include, but are not limited to, assumptions with respect to our future growth potential, results of operations, future prospects and opportunities, execution of our business strategy, maintaining a stable workforce, there being no material variations in the current tax and regulatory environments, future levels of indebtedness, and current economic conditions remaining unchanged, readers are cautioned that forward-looking statements are not guarantees of future performance and that actual results of operations, financial condition and liquidity, and the development of the industry in which we operate may differ materially from the forward-looking statements contained in this annual report. In addition, even if our results are consistent with the forward‑looking statements contained in this annual report, those results or developments may not be indicative of results or developments in the future.
Any forward-looking statements in this annual report speak only as of the date of such statements, and we do not undertake any obligation to update such statements or to publicly announce the results of any revisions to any such statements to reflect future events or developments, except as required by applicable laws. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, unless expressed as such, and should only be viewed as historical data. All of the forward-looking statements made in this annual report are qualified by these cautionary statements.
In this Form 20-F, unless otherwise stated, references to "we", "us", "our", the "Corporation" and "Qwick" refer to Qwick Media Inc., a Cayman Islands corporation, and include, where applicable, our wholly-owned subsidiary, Qeyos Ad Systems Inc. ("Qeyos"), a British Columbia corporation, and its wholly-owned subsidiary, Wuxi Xun Fu Information Technology Co., Ltd. ("Wuxi"), a company incorporated under the laws of the People's Republic of China (the "PRC"), through which the majority of our operations are conducted.  Unless otherwise stated, "$" refers to United States dollars, being our reporting currency.

PART I
ITEM 1	Identity of Directors, Senior Management and Advisers
Not applicable.
ITEM 2	Offer Statistics and Expected Timetable
Not applicable.
ITEM 3	Key Information
A.            Selected Financial Data
The following financial data summarizes selected financial data for our company prepared in accordance with United States generally accepted accounting principles ("US GAAP") for the five fiscal years ended December 31, 2014. The information presented below for the five year period ended December 31, 2014 is derived from our financial statements which were examined by our independent auditor. The information set forth below should be read in conjunction with our audited financial statements and related notes thereto included in this annual report, and with the information appearing under the heading "Item 5. Operating and Financial Review and Prospects".  The data is presented in U.S. dollars.
Selected Financial Data
 (Stated in U.S. Dollars - Calculated in accordance with US GAAP)

	Year ended Dec. 31, 2014 (audited)	Year ended Dec. 31, 2013 (audited)	Year ended Dec. 31, 2012 (audited)	Year ended Dec. 31, 2011 (audited)	Year ended Dec. 31, 2010 (audited)
Revenue	$89,526	$110,553	$146,619	$84,185	$2,718
Total expenses	$2,213,092	$2,757,381	$3,279,571	$3,260,144	$1,104,915
Loss from operations and continuing operations	$2,123,566	$2,646,828	$3,132,952	$3,175,999	$1,102,197
Net loss	$2,119,472	$2,646,828	$3,132,952	$3,175,999	$1,102,197
Basic and diluted loss per common share	$0.03	$0.04	$0.04	$0.05	$0.02
Total assets	$613,603	$693,420	$721,637	$1,542,848	$1,088,360
Total liabilities	$7,078,568	$5,084,753	$2,475,594	$245,031	$458,101
Total shareholders' equity (deficiency)	$(8,492,910)	$(6,419,278)	$(3,781,902)	$(730,128)	$630,259
Capital stock	$71,128	$71,128	$71,128	$71,128	$56,102
Weighted average number of common shares outstanding	71,128,456	71,128,456	71,128,456	61,940,000	56,102,00
Number of common shares outstanding as at period end	71,128,456	71,128,456	71,128,456	71,128,456	56,102,401
Long-term debt	-	-	-	-	-
Dividends per common share	-	-	-	-	-
B.            Capitalization and Indebtedness
Not applicable.
C.            Reasons for the Offer and Use of Proceeds
Not applicable.

D.            Risk Factors
Much of the information included in this annual report includes or is based upon estimates, projections or other "forward-looking statements". Such forward-looking statements include any projections or estimates made by our company and our management in connection with our business operations.  While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein. Such estimates, projections or other forward-looking statements involve various risks and uncertainties as outlined below.  We caution the reader that important factors in some cases have affected and, in the future, could materially affect actual results and cause actual results to differ materially from the results expressed in any such estimates, projections or other forward-looking statements.
Our common shares are considered speculative.  You should carefully consider the following risks and uncertainties in addition to other information in this annual report in evaluating our company and our business before purchasing any shares of our company.  Our business, operating results and financial condition could be harmed due to any of the following risks.
Risks Relating to our Business
We currently do not generate significant revenue from operations and, as a result, we face a high risk of business failure.
We have generated minimal revenues from our planned operations to date. Our ability to generate revenues from planned advertising sales depends largely on our ability to provide a large interactive network of digital kiosks and digital TV screens that show our programs in high traffic locations at trade-show exhibitions,large retail stores and shopping malls, hotels and other locations. This, in turn, requires that we obtain specialized broadcast interactive television ("micro-broadcast") contracts or concession rights contracts in order to operate our business. In order to generate significant revenues, we will incur substantial expenses in the development of our business. We therefore expect to incur significant losses in the foreseeable future. We recognize that if we are unable to generate significant revenues from our activities, our entire business may fail. There is no history upon which to base any assumption as to the likelihood that we will be successful in our plan of operation, and we can provide no assurance to investors that we will generate material operating revenues or achieve profitable operations in the future.
If we are not able to effectively protect our intellectual property, our business may fail.
Our success is dependent on our ability to protect and develop our technology; however, we have not yet obtained any patents or trademarks other than our U.S. trade names "Qwick Media" and "Qwick Deal". The registration of our U.S. trade-name "Qwick Media" was completed on September 20, 2011 under registration number 4,029,739. The registration of our trade name "Qwick Deal" was completed in the United States on January 20, 2015 under registration number 4,673,680. In addition, on March 30 2012, we applied under reference number 2065-100 for the Canadian registration of the trade name "Qwick Deal", which application is pending. If we are unable to secure trademark and patent protection for our intellectual property in the future, or that protection is inadequate for future products, our business may be materially adversely affected. Further, there is no assurance that our interactive kiosks and displays or other aspects of our business do not or will not infringe upon patents, copyrights or other intellectual property rights held by third parties. Although we are not aware of any such claims, we may become subject to legal proceedings and claims from time to time relating to the intellectual property of others in the ordinary course of our business. If we are found to have violated the intellectual property rights of others, we may be enjoined from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives. In addition, we may incur substantial expenses and diversion of management time in defending against these third-party infringement claims, regardless of their merit. Successful infringement or licensing claims against us may result in substantial monetary liabilities, which may materially and adversely disrupt our business.

Our limited operating history may not provide an adequate basis to judge our future prospects and results of operations.
Our limited operating history may not provide a meaningful basis for readers to evaluate our business, financial performance and prospects. It is also difficult to evaluate the viability of our plan to implement an interactive digital media micro-broadcast network and other advertising media dedicated to the digital out-of-home ("DOOH") advertising sector because we do not have sufficient experience to address the risks frequently encountered by early stage companies using new forms of advertising media and entering new and rapidly evolving markets. It may be difficult for readers to evaluate our senior management team and their effectiveness, on an individual or collective basis, and their ability to address future challenges to our business.
If advertisers or the viewing public do not accept, or lose interest in, our planned interactive digital media network, we may be unable to generate sufficient cash flow from our operating activities, and our prospects and results of operations could be negatively affected.
The market for interactive digital media networks in North America is relatively new and its potential is uncertain. Our success depends on the acceptance of our interactive digital media network by advertising clients and agencies and their continuing and increased interest in this medium as a component of their advertising strategies. If we are not able to adequately track consumer responses to our programs, in particular tracking the demographics of consumers most receptive to interactive advertising, we will not be able to provide sufficient feedback and data to existing and potential advertising clients to help us generate demand and determine pricing. Without improved market research, advertising clients may reduce their use of interactive advertising and instead turn to more traditional forms of advertising that have more established and proven analytical methods of tracking effectiveness. If a substantial number of advertisers lose interest in advertising on our planned micro-broadcast digital media networks for these or other reasons, or become unwilling to purchase advertising time slots on our planned network, we will be unable to generate sufficient revenues and cash flow to operate our business, and our revenues, prospects and results of operations could be negatively affected.
We may depend on third-party program producers to provide the non-advertising content that we include in our interactive programs. Failure to obtain high-quality content on commercially reasonable terms could materially reduce the attractiveness of our micro-broadcast network, harm our reputation and cause our planned revenues to be unrealized or to decline.
We are planning for the majority of our interactive digital kiosks and TV screens to mix advertising and non-advertising content. We do not produce or create any of the non-advertising content included in our programs. All of the non-advertising content is provided by third-party content providers, such as local television stations and television production companies. There is no assurance that we will be able to obtain non-advertising content on satisfactory terms, or at all. If we fail to obtain a sufficient amount of high-quality content on a cost-effective basis, advertisers may find advertising on our micro-broadcast networks unattractive and may not wish to purchase advertising time slots on our network, which would materially and adversely affect our ability to generate revenues from our advertising time slots and cause our revenues to decline and our business and prospects to deteriorate.

Because we may rely on third-party agencies to help source advertising clients, our failure to retain key third-party agencies or attract additional agencies on favorable terms could materially and adversely affect our revenue growth.
We plan to engage third-party agencies to assist us in sourcing advertising clients from time to time. We do not have any long-term or exclusive agreements with these agencies, and cannot assure that we will obtain or continue to maintain favorable relationships with them. If we fail to obtain and retain key third-party agencies or attract additional agencies, we may not be able to secure or retain advertising clients or attract new advertisers or advertising agency clients, and our business and results of operations could be materially adversely affected.
Because we may be dependent on a limited number of customers for a significant portion of our revenues, we may be vulnerable to the loss of major customers or delays in payments from these customers.
Given our limited operating history and the rapid growth of our industry, we may be dependent on a small number of customers. If we fail to sell our services to one or more key customers in any particular period, or if a large customer purchases less of our services or fails to purchase additional advertising time on our micro-broadcast networks, our revenues could be unrealized or could decline and our operating results could be adversely affected. In addition, the dependence on a small number of customers could leave us more vulnerable to delays in payments from these customers. If one of our larger customers is significantly delinquent with their payments, our financial condition may be materially and adversely affected.
We face significant competition in the global advertising industry, and if we do not compete successfully against new and existing competitors in North America and China, we may lose our market share, and our intended profitability may be adversely affected.
We face significant competition in the global advertising industry. We compete for advertising clients primarily on the basis of network size and coverage, location, price, the quality of our programs, the range of services that we offer and brand recognition. Significant competition could reduce our planned operating margins and profitability and result in a loss of intended market share. Some of our existing and potential competitors may have competitive advantages, such as significantly greater brand recognition, financial, marketing or other resources, and may be able to mimic and adopt our business model. In addition, several of our competitors have significantly larger advertising networks than we do, which gives them an ability to reach a larger number of overall potential consumers and which make them less susceptible to downturns in particular sectors, such as the interactive sector. Moreover, significant competition will provide advertisers with a wider range of media and advertising service alternatives, which could lead to lower prices and decreased revenues, gross margins and profits. We cannot assure you that we will be able to successfully compete against new or existing competitors.
Future acquisitions may have an adverse effect on our ability to manage our business.
We may acquire businesses, technologies, services or products which are complementary to our core interactive digital media network business. Future acquisitions may expose us to potential risks, which could have a material and adverse effect on our ability to manage our business, our revenues and net income. Further, we may need to raise additional debt funding or sell additional equity securities to make such acquisitions. The raising of additional debt funding by us, if required, would result in increased debt service obligations and could result in additional operating and financing covenants, or liens on our assets, that would restrict our operations, and the sale of additional equity securities could result in additional dilution to our shareholders.

Our quarterly and annual operating results are difficult to predict and may fluctuate significantly from period to period in the future.
Our quarterly and annual operating results are difficult to predict and may fluctuate significantly from period to period based on consumer spending and advertising trends in North America. As a result, period-to-period comparisons of our operating results may be unreliable as an indication of our future performance.
We may be subject to, and may expend significant resources in defending against, government actions and civil suits based on the content we provide through our interactive digital media network.
Civil claims may be filed against us for fraud, defamation, subversion, negligence, copyright or trademark infringement or other violations due to the nature and content of the information displayed on our network. If consumers find the content displayed on our network to be offensive, customers may seek to hold us responsible for any consumer claims or may terminate their relationships with us. Offensive and objectionable content and legal standards for defamation and fraud are defined in North America, but we may not be able to properly screen out unlawful content. In addition, if the security of our content management system is breached and unauthorized images, text or audio sounds are displayed on our network, viewers or the government may find these images, text or audio sounds to be offensive, which may subject us to civil liability or government censure despite our efforts to ensure the security of our content management system. Any such event may also damage our reputation. If our advertising viewers do not believe our content is reliable or accurate, our business model may become less appealing to viewers and our advertising clients may be less willing to place advertisements on our planned network.
We do not have any business liability, disruption or litigation insurance, and any business disruption or litigation we experience might result in our incurring substantial costs and the diversion of resources.
Insurance companies offer limited business insurance products and do not, to our knowledge, offer business liability insurance suitable to management. While business disruption insurance is available, we have determined that the risks of disruption, cost of such insurance and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. As a result, except for directors liability and fire insurance, we do not have any business liability, disruption or litigation insurance coverage for our development operations. Any business disruption or litigation may result in our incurring substantial costs and the diversion of resources.

Compliance with advertising laws and regulations may be difficult and could be costly, and failure to comply could subject us to government sanctions.
Advertising laws and regulations require advertisers, advertising operators and advertising distributors, including businesses such as ours, to ensure that the content of the advertisements they prepare or distribute are fair and accurate and are in full compliance with applicable laws. Violation of these laws or regulations may result in penalties, including fines, confiscation of advertising fees, orders to cease dissemination of the advertisements and orders to publish an advertisement correcting the misleading information. In circumstances involving serious violations, government may revoke a violator's license for advertising business operations. We endeavor to comply with applicable laws, including by requesting relevant documents from advertisers. However, we cannot assure that each advertisement that an advertiser or advertising agency client provides to us and which we include in our micro-broadcast network programs is in compliance with relevant advertising laws and regulations, or that the supporting documentation and government approvals provided to us by our advertising clients in connection with certain advertising content are complete. We cannot assure that we will be able to properly review advertising content for compliance with applicable standards.

Risks Related to Regulation of Our Business and to Our Structure
We may become, or be deemed to be, a passive foreign investment company, or PFIC, which could result in adverse United States federal income tax consequences to U.S. investors.
Based upon the past and projected composition of our income and valuation of our assets, including goodwill, we believe we were not a passive foreign investment company, or PFIC, for 2014, we do not expect to be a PFIC for 2015, and we do not expect to become one in the future. However, there can be no assurance in this regard. If we become, or are deemed to be, a PFIC, such characterization could result in adverse U.S. federal income tax consequences to U.S. investors. For example, U.S. investors would become subject to increased tax liabilities under U.S. federal income tax laws and regulations and would become subject to burdensome reporting requirements. The determination of whether or not we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. Specifically, we will be classified as a PFIC for U.S. federal income tax purposes if either: (i) 75% or more of our gross income in a taxable year is passive income, or (ii) the average percentage of our assets by value in a taxable year which produce or are held for the production of passive income (which includes cash) is at least 50%. The calculation of the value of our assets will be based, in part, on the then market value of our common shares, which is subject to change. We cannot assure you that we will not be a PFIC for 2015 or any future taxable year.
Uncertainties with respect to the PRC legal system could limit the legal protections available to us or result in substantial costs and the diversion of resources and management attention.
We conduct our software development business in part through Wuxi, an indirect, wholly-owned subsidiary, which is subject to PRC laws and regulations applicable to foreign investment in China and, in particular, laws applicable to wholly-foreign owned companies. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform, and enforcement of these laws, regulations and rules involve uncertainties, which may limit the legal protections available to us. In addition, any litigation in China may be protracted and result in substantial costs and the diversion of resources and management attention.
If the PRC government finds that the agreements that establish the structure for operating our business in the PRC do not comply with PRC governmental restrictions on foreign investment, we could be subject to severe penalties.
PRC regulations currently permit 100% foreign ownership of companies that provide software development services. Penalties for violations could include: revoking the business and operating licenses of Wuxi, our PRC subsidiary; discontinuing or restricting Wuxi's operations; imposing conditions or requirements with which we or Wuxi may not be able to comply; requiring us or Wuxi to restructure our ownership structure or operations; or restricting or prohibiting our ability to finance our business and operations in the PRC. The imposition of any of these penalties could result in a material and adverse effect on our ability to conduct our business.
Adverse changes to the political and economic policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could reduce the demand for our services and have a material adverse effect on our competitive position.
Our business, financial condition, results of operations and prospects could be significantly affected by economic, political and legal developments in China. The Chinese economy differs from the economies of most developed countries in many respects, including with respect to: the amount of government involvement; the level of development; the growth rate; the control of foreign exchange; and the allocation of resources. While the Chinese economy has experienced significant growth in the past 25 years, growth has been uneven both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may also have a negative effect on us. We cannot predict the future direction of political or economic reforms or the effects such measures may have on our business, financial position or results of operations. Any adverse change in the political or economic conditions in China, including changes in the policies of the PRC government or in laws and regulations in China, could have a material adverse effect on the overall economic growth of China and in the interactive advertising industry. Such developments could have a material adverse effect on our business, lead to reduction in demand for our services and materially and adversely affect our competitive position.

Fluctuations in exchange rates may have a material adverse effect on your investment.
Our reporting and functional currency is the U.S. dollar. However, a substantial portion of the  expenses of our operating subsidiaries, Qeyos and Wuxi, may be denominated in the Canadian dollar or renminbi ("RMB"), the official currency of the PRC. The value of these currencies against the U.S. dollar may fluctuate and is affected by, among other things, changes in the political and economic conditions in Canada and China. Fluctuations in exchange rates, primarily those involving the U.S. dollar, may affect the relative purchasing power of our working capital and our balance sheet and earnings per share in U.S. dollars. In addition, appreciation or depreciation in the value of the foreign currencies relative to the U.S. dollar will affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations. Fluctuations in the exchange rate will also affect any U.S. dollar-denominated investments we may make in the future.  As a result, fluctuations in exchange rates may have a material adverse effect on your investment.
Risks Relating to our Management
Because our president controls a large percentage of our outstanding shares, he has the ability to influence matters affecting our shareholders.
Our president and chief executive officer, Ross Tocher, beneficially owns more than 40% of our issued and outstanding common shares and all of our outstanding preferred shares which also carry voting rights. As a result, he has the ability to influence matters affecting our shareholders, including the election of our directors, the acquisition or disposition of our assets, and the future issuance of securities. Because he controls such shares, investors may find it difficult to replace our management if they disagree with the way our business is being operated.
Our business depends substantially on the continuing efforts of our senior executives, and our business may be severely disrupted if we lose their services.
Our future success heavily depends upon the continued services of our senior executives and other key employees. In particular, we rely on the expertise, financial assistance and experience of our chief executive officer, Mr. Tocher. We rely on the industry expertise, experience in our business operations and sales and marketing abilities, of our senior executives and their working relationships with our employees, other major shareholders, advertising clients, micro-broadcast network sponsors and advertisers, and relevant government authorities. If one or more of our senior executives are unable or unwilling to continue in their present positions, we may not be able to replace them easily or at all. If any of our senior executives joins a competitor or forms a competing company, we may lose clients, suppliers, key professionals and staff members.

As all of our directors and officers are residents of countries other than the United States, investors may find it difficult to enforce, within the United States, any judgments obtained against our company, directors or officers.
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
Because our directors and officers are free to devote time to other ventures, shareholders may not agree with their allocation of time.
Our executive officers and directors devote only that portion of their time to our business which, in their judgment and experience, is reasonably required for the management and operation of our business. Management may have conflicts of interest in allocating management time, services and functions among our company and any present and future ventures which are or may be organized by our officers or directors and/or their affiliates.  Management will not be required to direct us as their sole and exclusive function, and they may have other business interests and engage in other activities in addition to those relating to us.
Our board of directors may change our operating policies and strategies without prior notice to shareholders or shareholder approval and such changes could harm our business and results of operations, and the value of our common shares.
Our board of directors has the authority to modify or waive certain of our current operating policies and strategies without prior notice and without shareholder approval. We cannot predict the effect any changes to our current operating policies and strategies would have on our business, operating results and value of our common shares. Such changes could have a material adverse effect on our financial position or otherwise.
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

Our common shares are illiquid and shareholders may be unable to sell their shares.
There is currently a limited market for our common shares and we can provide no assurance to investors that a liquid market will develop. If a market for our common shares does not develop, our shareholders may not be able to re-sell the common shares that they have purchased and they may lose all of their investment. Public announcements regarding our company, changes in government regulations, conditions in our market segment and changes in earnings estimates by analysts may cause the price of our common shares to fluctuate substantially.
Investors' interests in our company will be diluted and investors may suffer dilution in their net book value per share if we issue additional shares or raise funds through the sale of equity securities.
Our constating documents currently authorize the issuance of 400,000,000 common shares with a par value of $0.001 and 100,000,000 preferred shares with a par value of $0.001. If we are required to issue any additional shares or enter into private placements to raise financing through the sale of equity securities, investors' interests in our company will be diluted and investors may suffer dilution in their net book value per share depending on the price at which such securities are sold. If we issue any such additional shares, such issuances also will cause a reduction in the proportionate ownership and voting power of all other shareholders. Further, any such issuance may result in a change in our control.
Penny stock rules will limit the ability of our shareholders to sell their common shares.
The Securities and Exchange Commission (the "SEC") has adopted regulations which generally define "penny stock" to be any equity security that has a market price (as defined) less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. Our securities are covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and "accredited investors". The term "accredited investor" refers generally to institutions with assets in excess of $5,000,000 or individuals with a net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouse. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document in a form prepared by the SEC which provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer's account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer's confirmation. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from these rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the stock that is subject to these penny stock rules. Consequently, these penny stock rules may affect the ability of broker-dealers to trade our securities. We believe that the penny stock rules discourage investor interest in, and limit the marketability of, our common shares.
The Financial Industry Regulatory Authority, or FINRA, has adopted sales practice requirements which may also limit a shareholder's ability to buy and sell our common shares.
In addition to the "penny stock" rules described above, FINRA has adopted rules that require that in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending speculative low priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer's financial status, tax status, investment objectives and other information. Under interpretations of these rules, FINRA believes that there is a high probability that speculative low priced securities will not be suitable for at least some customers. FINRA requirements make it more difficult for broker-dealers to recommend that their customers buy our common shares, which may limit your ability to buy and sell our shares and have an adverse effect on the market for our shares.

We do not intend to pay dividends on any investment in our common shares.
We have never paid any cash dividends and currently do not intend to pay any dividends for the foreseeable future. To the extent that we require additional funding currently not provided for in our financing plan, our funding sources may prohibit the payment of a dividend. Because we do not intend to declare dividends, any gain on an investment in our company will need to come through an increase in our share price. This may never happen and investors may lose all of their investment in our company.
ITEM 4	Information on the Company
A.            History and Development
Name
Our legal and commercial name is "Qwick Media Inc.". We are governed by the corporate laws of the Cayman Islands. Our company is currently a reporting issuer in the provinces of British Columbia and Ontario in Canada.
Principal Office
Our principal executive offices are located at 8652 Commerce Court, Burnaby, British Columbia, Canada V5A 4N6. Our telephone number is (778) 370-1715 and our fax number is (604) 336-5460. Our registered office in the Cayman Islands is at 89 Nexus Way, Camana Bay, George Town, Grand Cayman, Cayman Islands KY1-9007.
Investor inquiries should be directed to us at the address and telephone number of our principal executive offices set forth above. Our website address is http://www.qwickmedia.com. The information contained on our website is not part of this Form 20-F.
Corporate Information and Important Events since January 1, 2014
During the year ended December 31, 2014, we advanced $51,720 to Safestar Products Company Limited, doing business as "WaterFillz®" ("Safestar"), pursuant to a promissory note and general security agreement each entered into on June 25, 2014. On October 3, 2014, we advanced Safestar an additional $45,952. Interest accrued from each advance date on the aggregate principal amount, which bore interest at the rate of 12% per annum, payable monthly. Amounts owing were to be due on July 1, 2015. On January 12, 2015, we provided Safestar with notice of our intention to enforce our security.  Safestar subsequently made an assignment under the Bankruptcy and Insolvency Act (Canada) on February 4, 2015. On March 9, 2015, the Bowra Group Inc. ("Bowra") was appointed by Qeyos, our wholly-owned subsidiary, as the receiver of Safestar, pursuant to the general security agreement made between our company, Qeyos and Safestar. On April 9, 2015, Qeyos made an offer to purchase all of Safestar's assets, including certain intellectual property, such as the trade name "Waterfillz", registered in Canada under number TMA792340 and in the United States under number 4143431, along with certain design patents registered in Canada under numbers 137034 and 137037, registered in the United States under numbers 651686 and 651279, and registered in the European Community under number 001827320-0001. On April 17, 2015, Bowra accepted Qeyos' offer for a purchase amount of $115,817 (CAD$142,000) to be settled by forgiveness of the total principal amount of the loans we made to Safestar, plus accrued interest thereon and plus collection costs of $28,546 (CAD$35,000).  The completion of the acquisition is expected to close on or about April 30, 2015.

On March 20, 2015, our common shares were listed for trading on the Canadian Securities Exchange under the symbol "QMI".
On March 20, 2015, we announced a change of our registrar and transfer agent from Empire Stock Transfer Inc. to VStock Transfer, LLC, which is now our primary transfer agent. We also announced the appointment of TMX Equity Transfer Services as our co-transfer agent and registrar for Canadian purposes in connection with the listing of our common shares on the Canadian Securities Exchange.

Capital Expenditures
Other than as described above, during the three fiscal years ended December 31, 2014, 2013 and 2012, we did not undertake any capital expenditures, and we have no principal capital expenditures or divestitures currently in progress.
Takeover offers
We are not aware of any public takeover offers by third parties in respect of our securities, and we have not made any public takeover offers in respect of any other company's securities, during the last or current financial year.
B.            Business Overview
General

We are engaged in the business of developing interactive proprietary software for digital media applications and integrating it with hardware. We primarily integrate our proprietary touchscreen software products as user interfaces ("UIs") and content management systems with flat LCD/LED screens, and computer hardware and related peripherals and enclosures provided by third parties, in the expectation of generating recurring fees under end-user licenses. Our software development business is based in Burnaby, British Columbia, Canada, and we conduct operations in the PRC through our subsidiary, Wuxi, which is based outside of Shanghai. Sales offices are also maintained in Las Vegas, Nevada, USA.
Our content management system ("CMS") technology can be used to create incremental revenue in the digital out of home ("DOOH") signage industry. Therefore, our secondary business strategy is to provide our clients with advertising opportunities through self-service interactive digital kiosks, interactive window displays, interactive transit displays and other interactive out-of-home advertising displays, such as digital wallscapes, spectaculars and mall displays that we plan to operate in North American advertising markets.
Our touch-screen interactive kiosks and smart boards support mobile software applications ("Apps") and iPhone/smart phone integration, while enabling users to access relevant information, such as interactive directories, way-finding, promotion incentives, coupons and other instant, on-demand media.
The principal market for our products is North America.  Our CMS technology is intended to support mobile Apps and iPhone/smart phone integration, while enabling our clients' customers to access relevant information and self-service their needs through interactive directories, way-finding, coupons and other instant, on-demand media. We focus our business development on creating opportunities to deploy private channel solutions for large box retailers to empower them to offer private channel digital marketing into high traffic, public spaces; thus, empowering advertisers to target and engage audiences where and when they shop and socialize.

We incurred increased expenses to fund final development of our proprietary software and deployment of the results of that work on a proof of technology pilot program that was undertaken at various locations of a large U.S. based retailer between August 2012 and April 2014. This pilot program was undertaken in lieu of pursuing other smaller scaled sales opportunities. We expect our revenue will increase and our expenses will decrease while we commence the full scale market release of our product offering into established third party sales distribution channels, using the internet as an alternative to the past costs incurred to employ an internal sales staff. In addition, having reached successful completion of our technology pilot program in the U.S., we must identify new opportunities to enter negotiations for definitive agreements that are expected to enable us to monetize such opportunities for advertisers to utilize our proprietary interactive touch screen technologies in the large retailer arena. While we have taken steps to reduce the size of our internal sales staff, we intend to maintain our current number of programming employees to oversee sales deployment of our completed software products.
As of March 31, 2015, we had completed development of our CMS for use on interactive touch screen hardware. The CMS has been tested and proven to improve the ease of use, presentation, and delivery of a wide variety of client based information to those within an organization or to a public audience. It can also be combined with high utility self-service kiosks, such as secure mobile phone charging stations. The CMS is now ready to be marketed and distributed to information technology resellers and consumers around the world.
After rigorous customer use, our proof of technology deployments have been successfully completed with Hilton and Hyatt hotels located in Santa Clara, California.  We are now awaiting the approval of both hotel chains to add us to their approved vendor lists, to open the way to potential further deployments in the United States and abroad.
Production of Interactive Smart Board and Kiosk Products and Support Services

We primarily integrate our proprietary touchscreen software products as UIs and content management systems with flat screens, and computer hardware and related peripherals and enclosures provided by third parties, in the expectation of generating recurring fees under end-user licenses. The enterprise level solutions we provide are designed to integrate seamlessly with a customer's IT infrastructure,data and security environments. These solutions are comprised of turn-key software products that include proprietary software, software-embedded hardware, maintenance and support services, content and creative services, installation services and third-party touchscreen displays.
This technology can enable our existing and prospective customers to operate their own private micro-broadcasting networks for delivery of digital, video/audio interactive touch screen content. Nearly four years of product development has now been completed, with systems now being deployed. However, our development work to adapt our content management systems to different potential vertical markets is on-going.  We provide a wide range of professional services for our customers and partners, including installation and training, software and hardware maintenance and support, creative content and advertising management.
•	Technology Platform. Our touch screen software is built in C# and Javascript programming languages to interface other applications, utilizing Microsoft's ".NET" stack on Windows®. We also utilize technologies such as WPF, WCF, XNA and Prism to create a tiered cloud content management system. We have distinguished our product offering from that of our known competitors by focusing on ease of use and scalability in the hands of our customers. The result of such development is the creation of a content syncing engine that enables customers to manage their own data from server to interactive sign. The core platform that we have created is built to be easily extendable and allows addition of Apps dynamically.

•	Product Branding. QwickView™ is our proprietary digital media player software. QwickView™ hardware is the physical product that acts as a point of service terminal for end users. The hardware consists of a skeleton platform, chassis (outside enclosure) and integrated PC equipment and peripherals. Our proprietary download and content management software is branded Qwick Manager™. The combination of these software products are specifically designed as a comprehensive content management system that can be operated by end users to create and update their own private channel network of both passive digital screens and interactive digital touch screens and kiosks via an intuitive, user-friendly "drag and drop" style of interface.
•	Competitive Advantage. What we believe makes our software different from that of our known competitors is our customers do not have to be particularly technically sophisticated to use this new technology. Most users will be capable of operating this software system without needing to rely upon expensive third party programming consultants or computer technicians for system set-up, or when changes to the system broadcast or information updates are desired. Much of the competitive software we have seen in the digital signage world gives end users a set of features restricting how business objectives can be solved within these limited set of features. Once implemented, end users cannot make their own updates or expand their system information to add new information or interactive features. What we believe makes our software unique is that, upon setup of our base software addressing a customer's current business needs, customers may easily add functionality and update information in real time, thereby enabling their private network and interactive digital signage to grow with their further business needs.
Our software design process is standardized and documented so new employees can be readily integrated. Our software development architecture team in Burnaby, British Columbia provides technical and creative guidance for coders in Wuxi, China. It is the equivalent of artists working with engineers. Due to time differences, our employees and consultants program in a 24/7 environment. This strategy leverages software production outsourcing, while high execution speed hardware development is presently managed from Burnaby, British Columbia, and outsourced to certain manufacturers in the United States. To the extent our software development business is conducted in China, it is conducted via Wuxi, our indirect, wholly-owned subsidiary.
Industry
Digital Signage
We believe the proliferation of digital signage in business and out-of-home environments allows advertisers and companies to engage consumers, employees and targeted audiences more effectively than traditional means. The digital signage industry is comprised of hardware, software and professional services that create solutions for advertising and business to business networks. The deployment of digital signage networks has continued to increase through the recent economic downturn.
As digital signage systems have evolved, they have become more cost effective and able to provide richer media content. The initial costs of planning and deploying digital signage infrastructure have dropped, reducing a significant barrier to growth. Today's solutions support remote manageability, energy efficiency and the ability to process and blend rich media content. Customers are recognizing the flexibility and cost-effectiveness digital signage can provide compared to other forms of communication.

There are several market drivers that are dramatically impacting the traditional digital signage industry and driving increased utilization of digital signage solutions:
Demand for real-time information—Because of increased technology enablement, both organizations and individual consumers expect information to be more available and timely. Digital signage solutions are increasingly providing organizations with multiple ways of distributing content and data instantly and can provide a richer experience if the operator's screens include interactive touch-screen functionality.
Social/Local/Mobile or "SoLoMo"—Social media, the need for localized information, and the proliferation and capabilities of mobile smart phones and tablets, are increasingly driving social and professional interactions, and present an expanded opportunity for growth in the digital signage industry. Digital signage has the ability to leverage social media feeds and present them in an eye-catching manner, delivering a sense of immediacy and engaging viewers on a timely, highly focused basis through constantly refreshed content. When coupled with mobile and proximity technology, digital signage can deliver content to a relevant and specific location at moments of maximum influence and in a timely and personalized experience.
Big Data—Big Data is the collection and re-purposing of disparate data sources from enterprise systems and the cloud, enabling new, emerging capabilities around trend spotting, real-time decision making, performance management, sentiment analysis and customer service. Organizations around the world are making significant investments in Big Data to identify business, marketing, sales and service opportunities that will differentiate them competitively. Deploying digital signage projects using Big Data allows organizations to drive greater content relevance for their constituents.
DOOH Advertising
Digital out-of-home, or DOOH, advertising is a relatively new form of advertising, but is becoming an effective way for advertisers to reach their target audience in captive locations for long periods of time. According to Magna Global, Global Advertising Revenue Forecast and Historical Data, December, 2012, the DOOH advertising market accounted for a small but rapidly growing portion of the $146 billion advertising market in 2011. U.S. DOOH advertising revenue grew to $1.3 billion in 2011, representing a 10-year compound annual growth rate of 20.9%, and is expected to grow to approximately $2.5 billion by 2017. We believe the increase in advertising spending in this medium is largely a result of better research and overall visibility of the medium and digital technology, which have enhanced the reach and the overall value proposition of DOOH advertising for local, regional, national and international advertisers. PQ Media LLC, a custom media search company, states that digital place-based network ("DPN") growth is being driven by a number of factors, including: that consumers are spending more time consuming media outside the home; DPNs are being located close to points of purchase; the media buying process and the corresponding audience metrics are continually improving; and DPNs are resistant to the ad-skipping technology that impacts the television market.
We believe few other marketing media channels can match the value proposition that digital signage delivers: the ability to reach a mass audience with a high level of flexibility to distribute content, change messages and target specific audiences at a lower cost per impression than traditional media.

Related Digital Signage Business Opportunities
The combined technology created from our software and integrated hardware is capable of being used in the DOOH signage industry. The business challenge is to be able to create a network of sufficient critical mass so as to attract meaningful opportunities. The industry remains highly fragmented. To date, we have not been successful in creating any standalone business opportunities to operate our own proprietary digital signage network of sufficient size and placement to enable us to monetize such technology based upon advertising alone, or at all.  Therefore, it has become our secondary business strategy to seek to provide our clients with revenue sharing based advertising opportunities through creating a network of self-service interactive digital kiosks, interactive window displays, interactive transit displays and other interactive DOOH advertising displays, such as digital wallscapes, spectaculars and mall displays that we plan to introduce into certain North American niche markets, such as land based Indian gaming facilities across the United States.
Mobile and Tablet Solutions
Our CMS technology is intended to support mobile Apps and iPhone/smart phone integration, while enabling our client's customers to access relevant information and self-service their needs through interactive directories, way-finding, coupons and other instant, on-demand media.
Large Box Retailers, Hotel Chains, Conventions, Tradeshows and Airports
We focus our business development on creating opportunities to deploy private channel solutions for large box retailers to empower them to offer private channel digital marketing into high traffic, public spaces, thus, empowering advertisers to target and engage audiences where and when they shop and socialize. We believe this makes target audiences more receptive to the advertisements to be included in our programs and ultimately makes our programs more effective for location sponsors and their advertising clients.  We intend to derive revenues in the future by selling advertising time slots on private channel networks established by location based sponsorship that we intend to expand across Canada and the United States, to advertising clients and to direct third party advertisers and advertising agencies.
DOOH advertising in North America has experienced significant growth in recent years. By focusing on interactive advertising, we aim to enable our advertising clients to better target consumers, who we believe are an attractive demographic for advertisers due to their higher-than-average disposable income. We strategically place our interactive kiosks and interactive digital smart board touch screens in high-traffic locations of trade show exhibitions, hotels, airports, shopping malls, and in stores of large chain retailers, particularly in areas where there tends to be significant waiting time.
We seek to integrate advertising content with non-advertising content, such as news, weather, sports and comedy clips, in our interactive digital TV screen programs. We believe this makes our customers' consumers more receptive to the advertisements included in our programs and ultimately makes our programs more effective for end users. Our standard programs include, for each advertiser, six 15-second spots of advertising content during each hour of programming and are usually capable of being shown for approximately 10 hours per day.
We plan to derive incremental revenues by selling advertising time slots on our location sponsors' network to third party advertisers, including both direct advertisers and advertising agencies.
We believe our services provide the following significant benefits to our location sponsors and third party advertisers:

•	Enhanced Consumer Experience. The content provided through an interactive digital media network can provide consumers with an entertaining means to pass time while obtaining relevant information they desire in real time. Our creative team of employees create content to engage users by stimulating their curiosity and driving their fingertips onto our touchscreens, which in turn logs measurable data for evaluating the effectiveness of content engagement. Besides reward marketing principles, another powerful driver is pleasure through entertainment. We believe popular culture conditions users into repetitive consumption through familiarity. Entertainment news is an important engagement mechanism. We believe our CMS technology enhances the consumer experience and adds value to the interactive services or products provided by our clients' digital signage or touchscreen networks.
•	Incremental Revenue Opportunity. Under the terms of our cooperative services contracts, we offer location sponsors a share in potential revenue as a means of cost recovery in exchange for the concession rights to play our programs in their venues.
•	Effective Means of Managing Consumer Traffic. We provide opportunities to location sponsors and advertisers to utilize non-advertising time on our network to provide other information to consumers. The ability to provide timely information to consumers allows our interactive digital media network to aid in the management of consumer traffic. The media broadcasting industry is driven by advertising dollars generated through ad placement in TV, radio, newsprint and Internet mediums. We believe the reason for explosive Internet growth is that it provides a non-interruptive mechanism for delivering user driven on-demand content with targeted ads. Traditional media does not provide this instant freedom of interactivity, which appears to have caused losses of audiences to alternative interactive digital mediums that converge content consumption through a digital format.
•	Cost-Effective Media Service. If sufficiently large in scale, we believe a network can allow us to provide our clients' network location sponsors with a wide range of digital media programs on a cost-effective basis, which may otherwise be costly and time consuming for each sponsor to procure individually.
Competitive Conditions
The worldwide digital signage market is vast and diverse.  In addition to the scope of our product and service portfolio, we compete based upon commercial availability, price, visual performance, brand reputation, power usage and customer service.  Customer requirements vary as to products and services, and as to the size and geographic location of the solutions. We compete with a broad range of companies, including local, national and international organizations, whose offerings differ widely. Some competitors offer a range of products and services, while others offer only a single part of an overall digital signage solution. We primarily compete with several different groups of competitors:
•	software developers in the interactive touch screen technology sector, such as Four Winds Interactive LLC, Omnivex and NCR;
•	advertising companies that operate advertising networks, such as CBSDecaux, and DOOH short of the interactive sector, such as Focus Media, Captivate, ClearChannel and others;
•	in-house advertising companies of large retail chains that may operate their own advertising networks; and
•	other advertising media companies, that focus on Internet, street furniture displays, billboard or public transport advertising mediums, or traditional advertising mediums, such as newspapers, television, magazines and radio, some of which may advertise in the large chain retail locations in which we currently have exclusive contract rights to operate interactive digital smart boards.

We compete for end users for our digital media products primarily on the basis of the ease of use and extensive features of our content management software solutions. We further compete for advertising clients based upon network size and coverage, location, price, quality of our user interface programs, the range of services that we offer and our brand recognition. Many of our competitors have a variety of competitive advantages over us, such as greater financial and operational resources, longer histories in the DOOH advertising industry, and more extensive networks that extend beyond the interactive sector and offer a more diversified portfolio. This may make their products and services more attractive to advertising clients than ours. In addition, we may also face competition from new entrants into the interactive digital media sector in the future.
Sales and Marketing
We intend to build separate sales teams to focus on developing the client base for different advertising media platforms while promoting the broader value that the overall network and these platforms collectively provide to our advertising clients. We believe the creation of new advertising media platforms within the interactive advertising sector, and our growing CMS product and service offerings, will provide potential advertising clients with more choices in selecting and combining different interactive advertising platforms that best suit their advertising needs and preferences. Our goal is to increase our competitive position as an interactive digital media network provider in North America and, thereafter, to expand into other areas of the interactive DOOH advertising sector. Accomplishing this goal requires the successful implementation of the following strategies:
•	We plan to broaden our CMS products and service offerings through new private channel advertising media platforms within the interactive DOOH advertising sector, in particular by offering an interactive digital media replacement for traditional light box displays, to establish private channel platforms, broaden consumer reach, enhance the effectiveness of advertisements and provide location sponsors and their advertising clients with more choices in selecting and combining different interactive advertising platforms according to their advertising needs and preferences.
•	We plan to grow our CMS technology's market position and generate revenues by building local sales teams in additional cities to increase sales of advertising time slots and utilization rates in these cities and to increase the number of interactive smart boards and other interactive displays into emerging private channel network opportunities.
•	We will continue to seek out rights to display high quality non-advertising content to make audiences more receptive and ultimately bring greater value to our business and customers in a cost-effective manner.
•	We will continue to promote our brand name and the value of interactive smart boards and kiosks through proactive sales and marketing efforts to identify, solidify and broaden our customer base and our emerging relationships with large retail chains and content providers.
To achieve this goal, we intend to:
•	Build Local Sales Teams in Major Additional Cities and Increase our Sales and Utilization Rate of Advertising Time Slots in these Cities. Currently, we have sales offices in Burnaby, British Columbia and in Las Vegas, Nevada where we maintain our business development and sales network. We plan to build local sales teams in additional cities associated with key regions of location sponsors to strengthen our sales efforts in these cities, further develop relationships with local advertisers, increase direct sales of advertising time slots in these cities, and improve utilization rates, being the percentage of available time slots that we sell to advertisers.

•	Increase the Number of Locations for our Emerging Network. We intend to enter into further cooperative services contracts for concession rights to increase the number of locations that we can place or operate interactive kiosks and interactive digital smart boards or other displays in order to broaden the viewer reach of the advertisements shown on our network and enhance our current position in many of the most desirable locations.
We will continue to evaluate new opportunities in the future that are not currently in our network. This will help to ensure that our network continues to include the most significant venues in North America and in China. While the rates of advertising fees that we charge our advertising clients are not directly tied to the number of locations in our network, we believe that expanding our network will extend our audience reach, make our digital media network more attractive to national advertisers, and ultimately lead to higher fee rates and increased revenues.
We will continue to promote our brand name through proactive sales and marketing efforts. We believe this will allow us to broaden our client base as well as strengthen our relationships with location sponsors and advertisers.
We plan to pursue strategic relationships and acquisitions to expand our business within the interactive advertising industry. We plan to identify, execute and integrate acquisitions to build scale and enter into complementary businesses and new media platforms that enhance our interactive advertising network and reach. We plan to evaluate strategic acquisition opportunities that we believe will further enhance our market leadership position, while also providing an attractive return on investment. When evaluating potential acquisition targets, we will consider factors such as market position, growth and earnings prospects, and ease of integration. We are not currently negotiating any material acquisitions.
Intellectual Property
To protect our brand and other intellectual property, we rely on a combination of trademark and trade secret laws, as well as confidentiality agreements with our employees, sales agents, contractors and others. We have not yet obtained any patents or trademarks other than with respect to certain U.S. trade names. We completed our registration of the U.S. trade-name "Qwick Media", which was issued on September 20, 2011 under number 4,029,739. In addition, on March 30, 2012, we applied under reference number 2065-100 for the Canadian trade name "Qwick Deal", and under application number 85739426 for the United States trade name. The Canadian application remains pending, however, on January 20, 2015, we completed the registration of a United States trade mark for the "Qwick Deal" mark under registration number 4,673,680.

Legal Proceedings
Our company was not a party to, and none of our property was the subject of, any material legal proceeding since January 1, 2014, nor are we currently party to any material legal proceeding or contemplating any legal proceedings which are material to our business.  From time to time, however, we may be subject to various claims and legal actions arising in the ordinary course of business.
Regulation
Advertising regulation comprises laws and rules defining the ways in which products can be advertised in a particular region. Rules can define a wide number of different aspects, such as placement, timing, and content. In the United States, false advertising and health-related ads are regulated the most.  Many communities have their own rules, particularly for outdoor advertising.
Self-Regulation Practices - Code of Advertising Practices in Digital Media
We are committed to delivering our advertisers' messages to consumers. This role in the arena of public discourse requires both a defence of free speech and sensitivity to contemporary standards and concerns. We recognize the need to balance these demands and therefore adhere to the following code of advertising practices:
•	Establish exclusionary zones which prohibit advertisements of all products illegal for sale to minors that are intended to be read from or within 1000 feet of established places of worship, primary and secondary schools, or playgrounds.
•	Continue to assert the right to reject creative content that is misleading, sexually explicit, overly suggestive, or in any way reflects upon the character, integrity or standing of any organization or individual.
•	Continue our traditional commitment at both the national and local levels to display public service messages for worthy community causes.
•	Encourage diversity of advertised goods and services in all markets.
Advertising Content in General
Advertising laws and regulations set forth certain content requirements for advertisements in North America, including prohibitions on, among other things, misleading content or content involving obscenities, superstition, violence, discrimination or infringement of the public interest. Advertisements for anaesthetic, psychotropic, toxic or radioactive drugs are also prohibited. The dissemination of tobacco advertisements via media is also prohibited as well as the display of tobacco advertisements in any waiting lounge, theatre, cinema, conference hall, stadium or other public area. There are also specific restrictions and requirements regarding advertisements that relate to matters such as patented products or processes, pharmaceuticals, medical instruments, agrochemicals, foodstuff, alcohol and cosmetics. In addition, all advertisements relating to pharmaceuticals, medical instruments, agrochemicals and veterinary pharmaceuticals advertised through radio, film, television, newspaper, magazine, out-of-home and other forms of media are subject to censorship by administrative authorities according to relevant laws and administrative regulations. We do not believe that advertisements containing content subject to restriction or censorship comprise a material portion of the advertisements displayed on our private channel network.

Particular Matters Related to Business in China
We operate our business in China under a legal regime consisting of the State Council, which is the highest authority of the executive branch of the National People's Congress, and several ministries and agencies under its authority, including the State Administration for Industry and Commerce.
Regulations on Foreign Exchange in China:
Foreign exchange regulation in China is primarily governed by the following rules: the Foreign Currency Administration Rules (1996), as amended (the "Exchange Rules"), and the Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996) (the "Administration Rules").
Under the Exchange Rules, the RMB is convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions. Conversion of yuan for capital account items, such as direct investment, loan, security investment and repatriation of investment, however, is still subject to the approval of the State Administration of Foreign Exchange (the "SAFE").
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
North American Regulation
Particular Matters Related to Business in the United States:
Over the past decade, United States federal and state governments have passed advertising laws that protect consumer privacy and ensure fair and truthful advertising practices online. The Federal Trade Commission Act (the "FTC Act") allows the Federal Trade Commission (the "FTC") to act in the interest of all consumers to prevent deceptive and unfair acts or practices. In interpreting Section 5 of the FTC Act, the FTC has determined that a representation, omission or practice is deceptive if it is likely to mislead consumers and affect consumers' behavior or decisions about the product or service.  In addition, an act or practice is unfair if the injury it causes, or is likely to cause, is substantial, not outweighed by other benefits and not reasonably avoidable.
The FTC Act prohibits unfair or deceptive advertising in any medium. That is, advertising must tell the truth and not mislead consumers. A claim can be misleading if relevant information is left out or if the claim implies something that is not true.  Sellers are responsible for claims they make about their products and services in advertisements. Third parties, such as advertising agencies, also may be liable for making or disseminating deceptive representations if they participate in the preparation or distribution of the advertising, or know about the deceptive claims. Advertising agencies or website designers are responsible for reviewing the information used to substantiate ad claims. They may not simply rely on a seller's assurance that the claims are substantiated. In determining whether an advertising agency should be held liable, the FTC looks at the extent of the agency's participation in the preparation of the challenged advertisement, and whether the agency knew or should have known that the advertisement included false or deceptive claims.

Billboards are the most common example of commercial speech that can be regulated at the local or state level. Additionally, many of the newer out-of-home advertising methods, such as video displays, also fall within a city or state's jurisdiction.
We currently do not operate any significant outdoor advertising business, but may in the future do so with interactive outdoor window displays.  The outdoor advertising industry in the United States is subject to governmental regulation at the federal, state and local levels. These regulations may include, among others, restrictions on the construction, repair, maintenance, lighting, upgrading, height, size, spacing and location of and, in some instances, content of advertising copy being displayed on, outdoor advertising structures. In addition, the outdoor advertising industry outside of the United States is subject to certain foreign governmental regulation.
Within the United States in recent years, outdoor advertising has become the subject of targeted state and municipal taxes and fees. These laws may affect prevailing competitive conditions in the Corporation's markets in a variety of ways. Such laws may reduce our expansion opportunities, or may increase or reduce competitive pressure from other members of the outdoor advertising industry. No assurance can be given that existing or future laws or regulations, or the enforcement thereof, will not materially and adversely affect the outdoor advertising industry. However, we contest laws and regulations that we believe unlawfully restrict our constitutional or other legal rights and may adversely impact the growth of our outdoor advertising business or our business.
Federal United States laws, principally, the Highway Beautification Act of 1965 (the "HBA"), regulate outdoor advertising on Federal — Aid Primary, Interstate and National Highway Systems roads. The HBA requires states to "effectively control" outdoor advertising along these roads, and mandates a state compliance program and state standards regarding size, spacing and lighting. The HBA requires any state or political subdivision that compels the removal of a lawful billboard along a Federal — Aid Primary or Interstate highway to pay just compensation to the billboard owner.
All states have passed billboard control statutes and regulations at least as restrictive as the federal requirements, including laws requiring the removal of illegal signs at the owner's expense (and without compensation from the state).
Using federal funding for transportation enhancement programs, state governments have purchased and removed billboards for beautification, and may do so again in the future. Under the power of eminent domain, state or municipal governments have laid claim to property and forced the removal of billboards. Under a concept called amortization, by which a governmental body asserts that a billboard operator has earned compensation by continued operation over time, local governments have attempted to force removal of legal but nonconforming billboards (i.e., billboards that conformed to applicable zoning regulations when built but which do not conform to current zoning regulations). Although the legality of amortization is questionable, it has been upheld in some instances. Often, municipal and county governments also have sign controls as part of their zoning laws, with some local governments prohibiting construction of new billboards or allowing new construction only to replace existing structures.
We may introduce deployment of digital billboards that display static digital advertising copy from various advertisers that changes every 10 to 15 seconds. We have encountered some existing regulations that restrict or prohibit these types of digital displays but it has not yet materially impacted our digital deployment. Since digital billboards have only recently been developed and introduced into the market on a large scale, existing regulations that currently do not apply to them by their terms could be revised to impose greater restrictions. For example, these regulations may impose greater restrictions on digital billboards due to alleged concerns over aesthetics or driver safety.

Plan of Operation
Our business model is predicated upon monetizing our UI and CMS products and service solutions at an enterprise level to derive recurring revenue from licensing.  As a by-product, we seek to establish location sponsored networks in several distinct vertical markets. Such markets include plans for large chain retailers, hotel chains, tradeshow exhibitions and institutions that sponsor their networks by paying for the cost of interactive kiosks and smart boards and internet connectivity or, alternatively, paying for leasing hardware, with integrated UIs and CMS software products comprising such network.  As such, we will require working capital to fund product development and to maintain sufficient hardware inventory, which is largely produced by third parties on a just in time basis, depending on the scope and size of our future network deployments.
As we have not generated significant revenues from our operations to date, we expect we will need to raise additional financing through the issuance of equity or debt or via shareholder loans from our chief executive officer and other insiders. We require approximately $2,000,000 per year to maintain software development operations at their current level and to fund the costs attributed to wages, rents and general and administrative expenses.
C.            Organizational Structure
On July 7, 2009, we merged with and into our wholly-owned subsidiary, Tuscany Minerals Ltd., a Wyoming company, with the surviving company being Tuscany Minerals Ltd., the Wyoming company. As a result of this transaction, we re-domiciled from the State of Washington to the State of Wyoming. Our bylaws were amended in accordance with the Wyoming Business Corporation Act.  The merger with the Wyoming subsidiary was effected solely to allow for the continuance of our company to the Cayman Islands.
Upon the completion of the merger of our company with and into our Wyoming subsidiary, we filed an application for continuance with the Registrar of Companies of the Cayman Islands on July 28, 2009 and received a certificate of registration by way of continuation from the Registrar, dated July 28, 2009, on July 29, 2009. In accordance with the resolutions of our shareholders at the meeting held on July 2, 2009, a new memorandum of association and articles of association were adopted in substitution of our existing constating documents, effective July 28, 2009, as a result of the issuance of the certificate of registration. As a result of the continuation, our company became a "foreign private issuer" as defined in Rule 3b-4(c) promulgated under the Securities Exchange Act of 1934.
On January 28, 2011, we completed the acquisition of Qeyos and, as a result, Qeyos is now a wholly-owned subsidiary of our company.
On April 19, 2011, Qeyos incorporated Wuxi under the laws of the PRC as a wholly-owned foreign subsidiary of Qeyos, in order to facilitate the conduct of our operations in the PRC.

The following diagram illustrates the intercorporate relationships among our company and our subsidiaries, Qeyos and Wuxi, as well as the jurisdictions under which each of such entities is incorporated, continued, formed or organized. We, directly and indirectly, beneficially own all of the voting securities of each of Qeyos and Wuzi.
D.            Property, Plant and Equipment
Our principal executive offices and operating headquarters are located in Burnaby, British Columbia, where we lease approximately 1,500 square meters of office and warehouse space. Our branch offices lease approximately 908 square meters of office space in three other locations, including Las Vegas, Nevada and Wuxi, China.
ITEM 4A                          Unresolved Staff Comments
Not applicable.
ITEM 5	Operating and Financial Review and Prospects
The information in this section is presented in accordance with United States generally accepted accounting principles.
A.            Operating Results
The following summary should be read in conjunction with our audited financial statements for the years ended December 31, 2014, 2013 and 2012, which are included in this annual report on Form 20-F.
	Year Ended December 31, 2014 (audited) ($)	Year Ended December 31, 2013 (audited) ($)	Year Ended December 31, 2012 (audited) ($)
Revenue	89,526	110,553	146,619
Expenses
Advertising and promotion	8,223	13,402	89,126
Amortization	14,954	43,620	42,918
Consulting fees	57,701	32,075	94,880
Filing fees	11,239	12,839	11,730
Foreign exchange	(50,759)	84,791	(17,380)
Interest and bank charges	208,909	208,076	210,352
Inventory costs	147,176	254,342	25,062
Management fees	214,621	241,701	256,962
Office and administrative	205,224	271,134	403,223
Professional fees	125,705	192,171	159,262
Rent	195,255	221,568	203,931
Salaries, wages and benefits	979,960	1,091,594	1,675,220
Travel	94,864	90,068	124,285
Total expenses	2,213,092	2,757,381	3,279,571
Net Loss	2,119,472	2,646,828	3,132,952

Revenue
We are have not generated significant revenues from our business operations. The decrease in revenue from $110,553 in the year ended December 31, 2013 to $89,526 for the year ended December 31, 2014 is attributable to a decrease in fees earned on custom software projects.
Expenses
Year Ended December 31, 2014 Compared to Year Ended December 31, 2013
Our operating expenses for the year ended December 31, 2014 were $2,119,472 compared to $2,757,381 for the year ended December 31, 2013, as a result of decreases in virtually all expense categories in 2014 in response to our current financial position. The most significant decreases were in the areas of inventory costs (2014: $147,176; 2013: $254,342); office and administrative expenses (2014: $205,244; 2013: $271,134); professional fees (2014: $125,705; 2013: $192,171); and management fees (2014: $214,621; 2013: $241,701).
Year Ended December 31, 2013 Compared to Year Ended December 31, 2012
Our operating expenses for the year ended December 31, 2013 were $2,757,381 compared to $3,279,571 for the year ended December 31, 2012. The decrease from 2013 to 2012 was mainly attributable to decreased advertising and promotion expenses (2013: $13,402; 2012: $89,126); consulting fees (2013: $32,075; 2012: $94,880); management fees (2013: $241,701; 2012: $256,962); office and administrative expenses (2013: $271,134; 2012: $403,223); salaries, wages and benefits (2013: $1,091,594; 2012: $1,675,220); and travel expenses (2013: $90,068; 2012: $124,285).
B.            Liquidity and Capital Resources
Our financial position as at December 31, 2014 and December 31, 2013 and the changes for the years then ended were as follows:

Working Capital
	As at December 31, 2014 (audited)	As at December 31, 2013 (audited)	Change Between Fiscal Years
Current assets	$590,146	$656,343	$(66,197)
Current liabilities	$7,078,568	$5,084,753	$1,993,815
Working capital (deficit)	$(6,488,422)	$(4,428,410)	$2,060,012
Our working capital deficit increased from a deficit of $4,428,410 at December 31, 2013 to a deficit of $6,488,422 at December 31, 2014, due primarily to a decrease in cash from $241,327 in 2013 to $129,319 in 2014; and an increase in amounts due to related parties from $4,529,913 in 2013 to $6,340,101 in 2014, attributable primarily to additional shareholder loans made by our president.
Cash Flows
	Year Ended December 31, 2014 (audited)	Year Ended December 31, 2013 (audited)	Year Ended December 31, 2012 (audited)
Net cash (used in) provided by operating activities	$(110,674)	$98,047	$(548,465)
Net cash provided by financing activities	$-	$-	$-
Net cash (used in) provided by investing activities	$(1,334)	$-	$(36,830)
(Decrease) increase in cash during the year	$(112,008)	$98,047	$(585,295)
Cash, beginning of year	$241,327	$143,280	$728,575
Cash, end of year	$129,319	$241,327	$143,280

Operating activities used cash of $110,674 during the year ended December 31, 2014 as compared to providing cash of $98,047 during the year ended December 31, 2013 and using cash of $548,465 during the year ended December 31, 2012. This decrease was primarily due to loans made to Safestar, as further described above under the heading "Information on the Company – Corporate Information and Important Events".
During the year ended December 31, 2014, we used cash of $1,334 in in investing activities, for the purchase of equipment, as compared to using $nil in investing activities during the year ended December 31, 2013 and using $36,830 during the year ended Deecmber 31, 2012. Financing activities did not provide any cash during 2014, 2013, or 2012.
Anticipated Cash Requirements
We anticipate that we will require the following funds to conduct our plan of operations over the next twelve months:
1.	$200,000 in connection with expansion of further or alternative technology pilot programs in the United States;
2.	$100,000 in connection with locating, evaluating and negotiating potential business opportunities; and
3.	$1,700,000 for operating expenses.

As we have not generated significant revenues from our operations to date, we expect we will need to raise additional financing through the issuance of equity or debt or via shareholder loans from our president. We require approximately $2,000,000 per year to maintain software development operations at their current level and to fund the costs attributed to wages, rents and general and administrative expenses.
Going Concern
Due to the uncertainty of our ability to meet our current operating and capital expenses, in their report on our annual financial statements for the year ended December 31, 2014, our independent auditors included an explanatory paragraph regarding concerns about our ability to continue as a going concern. There is substantial doubt about our ability to continue as a going concern as the continuation of our business is dependent upon our achieving a profitable level of operation. The issuance of additional equity securities by us could result in a significant dilution in the equity interests of our current shareholders, and obtaining debt financing, assuming such financing would be available, will increase our liabilities and future cash commitments.
C.            Research and Development, Patents and Licenses etc.
During 2014 and 2013, software development costs, comprised of salaries, wages and benefits (2014: $979,960; 2013: $1,091,594; 2012: $1,675,220), were charged to operations as the research and development activities for other components of the product and processes have not been completed.
From August 2012 to April 2014, we were engaged in a proof of technology pilot program involving a large retailer based in the United States, the terms of which were protected by a mutual non-disclosure contract. While the pilot program was undertaken, we ceased pursuit of similar business opportunities in the People's Republic of China, resulting in a modest reduction of our costs of operations. We successfully concluded the pilot program in April 2014. Although no agreement was entered into with the retailer upon completion of the pilot program, we intend to use the results of the pilot program to enter into agreements, or undertake new pilot programs, with other potential end-users of our software operating in retailer markets or otherwise.  If we are unable to enter into, or generate revenue from, such agreements, it could result in a reduction in our enterprise value, leading to potential dilution for shareholders, particularly if we are required to raise additional funds though equity or debt financing, as discussed above.
D.            Trend Information
Please refer to the section entitled "Business Overview" for a discussion of the most significant recent trends in our production, sales, costs and selling prices and to the section entitled, "Operating and Financial Review and Prospects", for a discussion of known trends, uncertainties, demands, commitments or events that we believe are reasonably likely to have a material effect on our net operating revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

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
A.            Directors and Senior Management
All directors of our company hold office until the next annual meeting of our shareholders and until such director's successor is elected and has been qualified, or until such director's earlier death, resignation or removal. The following table sets forth the names, positions and ages of our executive officers and directors. Our board of directors elects officers and their terms of office are at the discretion of our board of directors.

Name	Position Held	Age	Date First Elected or Appointed
Ross J. Tocher	President, Chief Executive Officer, Secretary, Treasurer and Director	54	September 10, 2008, January 28, 2011(1)
Barbara Welsh	Director	63	January 28, 2011
Brian Petersen	Director	48	January 28, 2011
Kevin Kortje	Chief Financial Officer	57	January 28, 2011
Gregory Dureault	Senior Vice President and General Counsel	55	January 28, 2011
Ted Cowie	Director	66	June 25, 2013
William LeClair	Director	62	April 30, 2014
Steven Koles	Director	45	April 30, 2014
(1)	Mr. Tocher has served as our president and chief executive officer since September 10, 2008. He has served as a director since January 28, 2011.
Ross J. Tocher
Mr. Tocher has held the positions of President and Chief Executive Officer since he was appointed on September 10, 2008.  Mr. Tocher has over 30 years of experience managing investment strategies for a variety of family holding companies with interests in different industries. He was one of the founders of British Columbia based Pan-Canadian Mortgage Group Inc., specializing in commercial mortgage investment, and a co-founder of British Columbia based Gateway Casinos Ltd. Mr. Tocher founded InTouch Digital Media Inc., an interactive kiosk business, in 2008 to commence business in China.

Barbara Welsh
Ms. Welsh is the president and founder of Welsh Sales Solutions Ltd., which she founded in 2002, and which is focused on new media and providing revenue for out of home video screens.  Ms. Welsh has a marketing background and was successful radio sales person in Canada for over 25 years.
Brian Petersen
Mr. Petersen is a senior investment and merchant banker with experience in Canada, the U.S. and internationally in all areas of financial advisory services, M&A and capital market products.  He has acted for public and private companies in various sectors with a focus towards energy and energy service companies. He has over 23 years of experience as an investment banker, including 16 years with RBC Capital Markets. He was Head of Energy Investment Banking for Stonecap Securities Inc. from 2011 until 2013. Between 2005 and 2010, Mr. Petersen provided investment banking expertise to Cormark Securities Inc., and founded and sold to Versant Partners Inc. his interest in a boutique banking firm, Petersen Capital Corp. From January to June 2013, Mr. Petersen was the chief executive officer of CIEBA Energy Services. Mr. Petersen is a Chartered Financial Analyst and a member of the Association for Investment Management and Research. He is also a consultant to, and board member of, Ceiba Energy Services Inc.
Kevin Kortje
Mr. Kortje was appointed as our chief financial officer on January 28, 2011.  Mr. Kortje is a Chartered Accountant with over 30 years of accounting, taxation and software development experience. As an entrepreneur, he has been involved in the development of many unique software applications in sports, gaming, lotteries, accounting, payroll, stock market analysis, securities portfolio management, financial services and enterprise management. He has extensive experience with electronic payment processing technologies, and has recently been successful in pioneering the launch of a payroll cash card program as an alternative to paper cheque payments for employees of businesses in the temporary labor industry. Since 2002, Mr. Kortje has been the President and founder of Middle Earth Technologies Ltd.

Gregory Dureault
Mr. Dureault holds Bachelor's Degrees in Economics and Law from the University of Saskatchewan earned in 1984. Mr. Dureault has been a member of the British Columbia Law Society since 1985 and was a founding partner in three Vancouver law firms.  In 2008, he joined Ross Tocher to form InTouch Digital Media Inc. to begin conducting a digital media business in China.
Ted Cowie
Mr. Cowie has over 46 years of experience as a sales/marketing/advertising executive. He is founder of Genuine Advertising, a marketing company, and has been its president since 2000.
William LeClair
Mr. LeClair is an independent businessman. Previously, he served as the president, chief executive officer, chief financial officer, executive vice-president and corporate secretary of Crew Gold Corporation, where he worked in such different capacities between 2005 and 2010. Mr. LeClair received his Chartered Accountant designation in 1978 from the Canadian Institute of Chartered Accountants and holds a Bachelor of Commerce degree from the University of British Columbia.
Steven Koles
Mr. Koles is an accomplished chief executive. He is currently president and chief executive officer of HiFi Engineering, which provides high fidelity remote monitoring systems for the energy industry. Mr. Koles was previously the president and chief executive officer of Hemisphere GPS, a designer of innovative, high accuracy GPS based products for positioning, guidance, and machine control applications. Prior to Hemisphere GPS, Mr. Koles was vice president and general manager at AOL (Time Warner) Canada, where he headed up the Internet Service businesses for Canada. Mr. Koles is a graduate of the Faculty of Business at the University of Alberta, and the Executive Management Program at the University of Western Ontario's Richard Ivey School of Business.
Relationships
There are no family relationships between any of the directors or executive officers of our company.
There are no arrangements or understandings among any major shareholders, customers, suppliers or others pursuant to which any director and/or executive officer was selected as a director or member of senior management.
B.            Compensation

The following table sets forth all compensation paid or accrued during the year ended December 31, 2014 to each of our directors and executive officers for services in all capacities to our company, including to our subsidiaries:

SUMMARY COMPENSATION TABLE
Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compen-sation ($)	Total ($)
Ross J. Tocher President, Chief Executive Officer, Secretary, Treasurer and Director(1)	2014	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Kevin Kortje Chief Financial Officer(2)	2014	Nil	Nil	Nil	Nil	Nil	Nil	54,324(4)	54,324
Barbara Welsh Director(3)	2014	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Brian Petersen Director(3)	2014	Nil	Nil	Nil	Nil	Nil	Nil	65,189(5)	65,189
Ted Cowie(6) Director	2014	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Steven Koles(7) Director	2014	Nil	Nil	Nil	22,916	Nil	Nil	Nil	22,916
William LeClair(7) Director	2014	Nil	Nil	Nil	22,916	Nil	Nil	Nil	22,916
Greg Dureault(8) Senior VP and General Counsel	2014	Nil	Nil	Nil	Nil	Nil	Nil	95,108(9)	95,108

(1)	Mr. Tocher was appointed as our president and chief executive officer effective September 10, 2008, as our secretary and treasurer effective March 1, 2009 and as a director effective January 28, 2011.
(2)	Mr. Kortje was appointed as our chief financial officer effective January 28, 2011.
(3)	Ms. Welsh and Mr. Petersen were appointed as directors and Mr. Dureault was appointed as an officer effective January 28, 2011.
(4)	Mr. Kortje receives consulting fees of CAD$5,000 per month, payable monthly. The consulting fees are paid to Mr. Kortje's personal corporation, KII Management Inc.
(5)	Mr. Petersen receives consulting fees of CAD$6,000 per month, payable monthly. The consulting fees are paid to Mr. Petersen's corporation, B.K. Petersen Holdings Ltd.
(6)	Mr. Cowie was appointed as a director on June 25, 2013.
(7)	Messrs. Koles and LeClair were appointed as directors on April 30, 2014. In connection with their appointments, they were each issued 300,000 options, effective as of April 30, 2014, each of which is exercisable into one of our common shares at a price of $0.20 per share until April 30, 2019.
(8)	Mr. Dureault was appointed as our senior vice-president and general counsel effective January 28, 2011.
(9)	Mr. Dureault receives consulting fees of CAD$10,000 per month, payable monthly. The consulting fees are paid to Mr. Dureault's personal corporation, Greg Dureault Person Law Corp.

We do not provide pension, retirement or similar benefits to our directors or officers.
C.            Board Practices
Our directors are re-elected and our officers are re-appointed at the annual general meeting of our shareholders. The last annual general meeting was held on November 3, 2014 and each of our current directors and officers will continue to hold his respective office until his successor is elected or appointed, unless his office is earlier vacated under any of the relevant provisions of our Articles or of the Cayman Island's Companies Law (Revised) statute.
There are no service contracts between our company and any of our officers, directors or employees providing for benefits upon termination of employment.
Our audit committee is currently comprised of Brian Petersen, William LeClair and Steven Koles, all of whom are considered "independent.  We have determined that Brian Petersen qualifies as an "audit committee financial expert". The audit committee reviews and approves the scope of the audit procedures employed by our independent auditors, and reviews the results of the auditor's examination and the scope of audits.  The audit committee also recommends the selection of independent auditors. We do not have a remuneration or compensation committee.
This annual report does not include an attestation report of our company's independent registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by our company's independent registered public accounting firm pursuant to rules of the SEC that permit our company to provide only management's report in this annual report.

D.            Employees
As of December 31, 2014, we had ten employees working on software development and hardware integration in Burnaby, British Columbia, and nine employees working on software development in the PRC.
As of April 28, 2015, we had seven employees working on software development and hardware integration in Burnaby, British Columbia, and six employees working on software development in the PRC.
We enter into standard confidentiality agreements with each of our employees and contractors that prohibit them from disclosing confidential information obtained during their employment or engagement with us. The confidentiality agreements include a covenant that prohibits them from engaging in any activities that compete with our business for three years after the end of their employment with our company. None of our employees is a member of a labor union related to our business and we consider our relationships with our employees to be good.
E.            Share Ownership
As of April 28, 2015, we had 71,128,456 common shares and 2,027,945 Class A preferred shares issued and outstanding. Of the shares issued and outstanding on that date, our directors and officers owned the following:

Name and Address of Beneficial Owner	Position Held With the Company	Amount and Nature of Beneficial Ownership	Percentage of Class(1)
Ross J. Tocher 8652 Commerce Court Burnaby, BC V5A 4N6	President, Chief Executive Officer and Director	33,325,135 common shares(2)	46.7%
		2,027,945 Class A Shares	100%
Kevin Kortje 8652 Commerce Court Burnaby, BC V5A 4N6	Chief Financial Officer	300,000 stock options(3)	0.4%
Barbara Welsh 8652 Commerce Court Burnaby, BC V5A 4N6	Director	300,000 stock options(3)	0.4%
Brian Petersen 8652 Commerce Court Burnaby, BC V5A 4N6	Director	300,000 stock options(3)	0.4%
Gregory Dureault 8652 Commerce Court Burnaby, BC V5A 4N6	Senior Vice President and General Counsel	300,000 stock options(3)	0.4%
Ted Cowie 8652 Commerce Court Burnaby, BC V5A 4N6	Director	75,000 stock options(4)	0.1%
William LeClair 8652 Commerce Court Burnaby, BC V5A 4N6	Director	300,000 stock options(5)	0.4%
Steven Koles 8652 Commerce Court Burnaby, BC V5A 4N6	Director	300,000 stock options(5)	0.4%
Directors and Executive Officers as a Group (8 persons)		35,200,135 common shares(6) 2,027,945 Class A Shares	48.0% 100.0%
(1)	Except as otherwise indicated, we believe that the beneficial owners of the securities listed above, based on information furnished by such owners, have sole investment and voting power with respect to such securities, subject to community property laws where applicable. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Common shares subject to options or warrants currently exercisable or exercisable within 60 days, are deemed outstanding for purposes of computing the percentage ownership of the person holding such option or warrants, but are not deemed outstanding for purposes of computing the percentage ownership of any other person
(2)	Includes 6,171,021 common shares held by R J Tocher Holdings Ltd., a private company wholly owned by Mr. Tocher, 15,594,628 common shares held by Concept Financial Inc., a private company wholly owned by Mr. Tocher, and 8,259,486 common shares held by In Touch Digital Media, a private company wholly owned by Mr. Tocher. Also includes stock options to acquire 300,000 common shares at an exercise price of $0.20 per share until December 29, 2015 that are exercisable within 60 days.

(3)	Each of Ms. Welsh, Mr. Kortje, Mr. Dureault and Mr. Petersen hold stock options to acquire 300,000 common shares at an exercise price of $0.20 per share until December 29, 2015, all of which are exercisable within 60 days.
(4)	Mr. Cowie holds stock options to acquire 75,000 common shares at an exercise price of $0.20 per share until November 1, 2015, all of which are exercisable within 60 days.
(5)	Each of Messrs. LeClair and Koles hold stock options to acquire 300,000 common shares at an exercise price of $0.20 per share until April 30, 2019.
(6)	Includes 2,175,000 stock options, which are held by the directors and executive officers as a group.
ITEM 7	Major Shareholders and Related Party Transactions
A.            Major Shareholders
As of April 28, 2015, we had 71,128,456 common shares issued and outstanding.  The following table sets forth persons known to us to be the beneficial owner of more than five (5%) of our common shares as of April 28, 2015:

Name	Number of Common Shares Beneficially Owned	Percentage(1)	Number of Class A Preferred Shares Beneficially Owned	Percentage
Ross J. Tocher(2) 8652 Commerce Court Burnaby, BC V5A 4N6	33,325,135	46.7%	2,027,945	100%
(1)	Based on 71,128,456 common shares issued and outstanding as of April 28, 2015. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Common shares subject to options or warrants currently exercisable or exercisable within 60 days, are deemed outstanding for purposes of computing the percentage ownership of the person holding such option or warrants, but are not deemed outstanding for purposes of computing the percentage ownership of any other person
(2)	Includes 6,171,021 common shares held by R J Tocher Holdings Ltd., a private company wholly owned by Mr. Tocher, 15,594,628 common shares held by Concept Financial Inc., a private company wholly owned by Mr. Tocher, and 8,259,486 common shares held by In Touch Digital Media, a private company wholly owned by Mr. Tocher. Also includes stock options to acquire 300,000 common shares at an exercise price of $0.20 per share until December 29, 2015 that are exercisable within 60 days.
The voting rights of our major shareholder do not differ from the voting rights of holders of our company's shares who are not major shareholders.
As of April 28, 2015, our 71,128,456 issued and outstanding common shares are held as follows:

Location	Number of Shares	Percentage of Shares	Number of Registered Shareholders of Record
Canada	71,050,456	99.89%	176
United States	77,000	0.1%	35
Australia	1,000	*	1
Total	71,128,456	100.00%	212
*      Less than 1%.
There are no arrangements known to us, the operation of which may at a subsequent date result in a change in the control of our company.

B.            Related Party Transactions
For the period beginning on January 1, 2014 until the present, we carried out a number of transactions with related parties in the normal course of business.  These transactions were recorded at their exchange amount, which is the amount of consideration established and agreed to by the related parties.
The following are related party transactions and amounts owing that are not otherwise disclosed elsewhere:
(a)	We paid management fees of $268,945 (2013: $241,701; 2012: $256,858) to companies controlled by officers and/or directors of our company for the year ended December 31, 2014.
(b)	We recorded stock-based compensation of $45,840 (2013: $3,972; 2012: $256,858) as consulting fees paid to directors and officers for the year ended December 31, 2014.
(c)	As of December 31, 2014, amounts owing to related parties consisted of $6,340,101 (2013: $4,529,913) owed to a director and companies controlled by a director, $nil (2013: $12,889) owed to a company controlled by an officer, and $16,292 (2013: $nil) to a company controlled by a director. The amounts owed are unsecured, non-interest bearing and due on demand.
(d)	We paid a consulting fee of CAD$6,000 to a company controlled by a director for the year ended December 31, 2013. The consulting services commenced October 15, 2013 for a six month renewable term on a month to month basis at CAD$12,000, plus applicable sales tax, per month for consulting services. An amount of CAD$9,000 otherwise due was waived by the director, Mr. Brian Petersen. For the year ended December 31, 2014, we paid the company controlled by Mr. Peterson a consulting fee of CAD$6,000 per month.
These transactions were in the normal course of operations. Neither we, nor any of our subsidiaries, have made any loans to or for the benefit of any associates, major shareholders, key management personnel, or their families or related companies.
C.            Interests of Experts and Counsel
Not applicable.
ITEM 8	Financial Information
A. Financial Statements and Other Financial Information
Our financial statements are stated in U.S. dollars and are prepared in accordance with US GAAP.  Financial statements included with this annual company report are listed below:
Audited Annual Financial Statements for Qwick Media Inc. as at December 31, 2014, 2013 and 2012, and for the fiscal years ended December 31, 2014, 2013 and 2012:
(a)	Independent Auditor's Report of Morgan & Company LLP dated April 21, 2015 on the Financial Statements as at December 31, 2014, 2013 and 2012;
(b)	Balance Sheets at December 31, 2014 and 2013;
(c)	Statements of Operations for the years ended December 31, 2014, 2013 and 2012;

(d)	Statements of Cash Flows for the years ended December 31, 2014, 2013 and 2012;
(e)	Statement of Shareholders' Equity (Deficiency) for the years ended December 31, 2014, 2013 and 2012; and
(f)	Notes to Financial Statements.
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
A.            Offer and Listing Details
Our common shares were initially quoted on the OTC Bulletin Board under the trading symbol "TUSMF" in October 2001. On March 15, 2011, we changed our trading symbol to "QWIKF" and our common shares are now quoted on the Pink Sheets operated by OTC Markets. Trading in our shares on the Pink Sheets has been extremely limited and sporadic. There were no trades of our common shares from 2001 until June 2011 and the last trade was on August 9, 2011 at a price of $0.70 per share.
On March 20, 2015, our common shares were listed for trading on the Canadian Securities Exchange under the symbol "QMI" but, to date, none of our shares have traded on the Canadian Securities Exchange.
On March 20, 2015, we announced a change of our registrar and transfer agent from Empire Stock Transfer Inc. to VStock Transfer, LLC, which is now our primary transfer agent. We also announced the appointment of TMX Equity Transfer Services as our co-transfer agent and registrar for Canadian purposes in connection with the listing of our common shares on the Canadian Securities Exchange.
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
Holders of our common shares are entitled to vote at all meetings of shareholders, except meetings at which only holders of a specified class of shares are entitled to vote, receive any dividend declared by our company's board of directors and, subject to the rights, privileges, restrictions and conditions attaching to any other class of shares, receive the remaining property of our company upon dissolution.

All of our common shares are issued in registered form. On March 20, 2015, we announced a changed of our registrar and transfer agent from Empire Stock Transfer Inc. to VStock Transfer, LLC, which is now our primary transfer agent. We also announced the appointment of TMX Equity Transfer Services, having an address at 200 University Avenue, Suite 300, Toronto, Ontario, Canada M5H 4H1 (telephone: (866) 393-4891; fax: (416) 361-0930) as our co-transfer agent and registrar for Canadian purposes in connection with the listing of our common shares on the Canadian Securities Exchange.
The transfer of our common shares is managed by our primary transfer agent, VStock Transfer, LLC, 18 Lafayette Place, Woodmere, New York, USA 11598 (Telephone: (212) 828-8436; Facsimile:  (212) 536-3179).
B.            Plan of Distribution
Not applicable.
C.            Markets
Our common shares are quoted on the Pink Sheets, operated by OTC Markets, under the symbol "QWIKF".
On March 20, 2015, our common shares also became listed for trading on the Canadian Securities Exchange under the symbol "QMI". Our shares are not currently listed or quoted for trading on any other market or quotation system.
D.            Selling Shareholders
Not applicable.
E.            Dilution
Not applicable.
F.            Expenses of the Issue
Not applicable.
ITEM 10	Additional Information
A.            Share Capital
Not applicable.
B.            Memorandum and Articles of Association
The information required by this item is incorporated herein by reference from our prospectus filed on June 9, 2009.
C.            Material Contracts
Other than as set forth below, there are no material contracts to which we are a party which were entered into during the last two years immediately preceding April 28, 2015:

During the year ended December 31, 2014, we advanced $51,720 to Safestar Products Company Limited, doing business as "WaterFillz®" ("Safestar"), pursuant to a promissory note and general security agreement each entered into on June 25, 2014. On October 3, 2014, we advanced Safestar an additional $45,952. Interest accrued from each advance date on the aggregate principal amount, which bore interest at the rate of 12% per annum, payable monthly. Amounts owing were to be due on July 1, 2015. On January 12, 2015, we provided Safestar with notice of our intention to enforce our security.  Safestar subsequently made an assignment under the Bankruptcy and Insolvency Act (Canada) on February 4, 2015. On March 9, 2015, the Bowra Group Inc. ("Bowra") was appointed by Qeyos, our wholly-owned subsidiary, as the receiver of Safestar, pursuant to the general security agreement made between our company, Qeyos and Safestar. On April 9, 2015, Qeyos made an offer to purchase all of Safestar's assets, including certain intellectual property, such as the trade name "Waterfillz", registered in Canada under number TMA792340 and in the United States under number 4143431, along with certain design patents registered in Canada under numbers 137034 and 137037, registered in the United States under numbers 651686 and 651279, and registered in the European Community under number 001827320-0001. On April 17, 2015, Bowra accepted Qeyos' offer for a purchase amount of $115,817 (CAD$142,000) to be settled by forgiveness of the total principal amount of the loans we made to Safestar, plus accrued interest thereon and plus collection costs of $28,546 (CAD$35,000).  The completion of the acquisition is expected to close on or about April 30, 2015.

D.            Exchange Controls
There are no government laws, decrees or regulations in Canada which restrict the export or import of capital or which affect the remittance of dividends, interest or other payments to non-resident holders of our common shares.  Any remittances of dividends to United States residents and to other non-residents are, however, subject to withholding tax.  See "Taxation" below.
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
Material United States Federal Income Tax Consequences
The following is a general discussion of certain possible United States federal foreign income tax matters under current law, generally applicable to a U.S. Holder (as defined below) of our common shares who holds such shares as capital assets.  This discussion does not address all aspects of United States federal income tax matters and does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences.  See "Certain Canadian Federal Income Tax Consequences" above.
The following discussion is based upon the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time.  In addition, this discussion does not consider the potential effects, both adverse and beneficial, of any recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time.  No assurance can be given that the IRS will agree with such statements and conclusions, or will not take, or a court will not adopt, a position contrary to any position taken herein.
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

U.S. Holders
As used herein, a "U.S. Holder" includes a holder of less than 10% of our common shares who is a citizen or resident of the United States, a corporation created or organized in or under the laws of the United States or of any political subdivision thereof, any entity which is taxable as a corporation for United States tax purposes and any other person or entity whose ownership of our common shares is effectively connected with the conduct of a trade or business in the United States.  A U.S. Holder does not include persons subject to special provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals or foreign corporations whose ownership of our common shares is not effectively connected with the conduct of a trade or business in the United States and shareholders who acquired their shares through the exercise of employee stock options or otherwise as compensation.
Distributions
The gross amount of a distribution paid to a U.S. Holder will generally be taxable as dividend income to the U.S. Holder for United States federal income tax purposes to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles.  Distributions which are taxable dividends and which meet certain requirements will be "qualified dividend income" and taxed to U.S. Holders at a maximum United States federal rate of 15%.  Distributions in excess of our current and accumulated earnings and profits will be treated first as a tax-free return of capital to the extent the U.S. Holder's tax basis in the common shares and, to the extent in excess of such tax basis, will be treated as a gain from a sale or exchange of such shares.
Capital Gains
In general, upon a sale, exchange or other disposition of common shares, a U.S. Holder will generally recognize a capital gain or loss for United States federal income tax purposes in an amount equal to the difference between the amount realized on the sale or other distribution and the U.S. Holder's adjusted tax basis in such shares.  Such gain or loss will be a United States source gain or loss and will be treated as a long-term capital gain or loss if the U.S. Holder's holding period of the shares exceeds one year.  If the U.S. Holder is an individual, any capital gain will generally be subject to United States federal income tax at preferential rates if specified minimum holding periods are met.  The deductibility of capital losses is subject to significant limitations.
Foreign Tax Credit
A U.S. Holder who pays (or has had withheld from distributions) Canadian income tax with respect to the ownership of our common shares may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld.  Generally, it will be more advantageous to claim a credit because a credit reduces United States Federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax.  This election is made on a year-by-year basis and generally applies to all foreign income taxes paid by (or withheld from) the U.S. Holder during that year.  There are significant and complex limitations which apply to the tax credit, among which is an ownership period requirement and the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder's United States income tax liability that the U.S. Holder's foreign source income bears to his or its worldwide taxable income.  In determining the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources.  Complex rules govern this classification process.  The availability of the foreign tax credit and the application of these complex limitations on the tax credit are fact specific and holders and prospective holders of our common shares should consult their own tax advisors regarding their individual circumstances.

Passive Foreign Investment Corporation
We do not believe that we are a passive foreign investment corporation (a "PFIC").  However, since PFIC status depends upon the composition of a company's income and assets and the market value of its assets and shares from time to time, there is no assurance that we will not be considered a PFIC for any taxable year.  If we were treated as a PFIC for any taxable year during which a U.S. Holder held shares, certain adverse tax consequences could apply to the U.S. Holder. If we are treated as a PFIC for any taxable year, gains recognized by such U.S. Holder on a sale or other disposition of shares would be allocated ratably over the U.S. Holder's holding period for the shares.  The amount allocated to the taxable year of the sale or other exchange and to any year before we became a PFIC would be taxed as ordinary income.  The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as applicable, and an interest charge would be imposed on the amount allocated to such taxable year.  Further, any distribution in respect of shares in excess of 125% of the average of the annual distributions on shares received by the U.S. Holder during the preceding three years or the U.S. Holder's holding period, whichever is shorter, would be subject to taxation as described above.  Certain elections may be available to U.S. Holders that may mitigate some of the adverse consequences resulting from PFIC status.  However, regardless of whether such elections are made, dividends paid by a PFIC will not be "qualified dividend income" and will generally be taxed at the higher rates applicable to other items of ordinary income.
U.S. Holders and prospective holders should consult their own tax advisors regarding the potential application of the PFIC rules to their ownership of our common shares.
F.            Dividends and Paying Agents
Not applicable.
G.            Statements by Experts
Not applicable.
H.            Documents on Display
Documents concerning our company referred to in this annual report may be viewed by appointment during normal business hours at our executive offices at 8652 Commerce Court, Burnaby, British Columbia, Canada V5A 4N6.
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
A.            Disclosure Controls and Procedures
As required by paragraph (b) of Rules 13a-15 or 15d-15 under the Exchange Act, our principal executive officer and principal financial officer evaluated our company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of the end of the period covered by this annual report. Based on this evaluation, these officers concluded that as of December 31, 2014, our disclosure controls and procedures were effective to ensure that the information required to be disclosed by our company in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission.  These disclosure controls and procedures include controls and procedures designed to ensure that such information is accumulated and communicated to our company's management, including our company's principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.
Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues, if any, within our company have been detected.
B.            Management's Report on Internal Control Over Financial Reporting
Our company's management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) for our company. Our company's internal control over financial reporting is designed to provide reasonable assurance, not absolute assurance, regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States of America. Internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our company's assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles in the United States of America, and that our company's receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on our financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions and that the degree of compliance with the policies or procedures may deteriorate.

Our management, including our principal executive officer and principal financial officer, conducted an evaluation of the design and operation of our internal control over financial reporting as of December 31, 2014 based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, our management concluded our internal control over financial reporting was effective as at December 31, 2014. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues, if any, within our company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake.
C.            Changes in Internal Control Over Financial Reporting
There were no changes in our internal control over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
ITEM 15T                          Controls and Procedures
Not applicable.
ITEM 16	[Reserved]
ITEM 16A                          Audit Committee Financial Expert
Our board of directors has determined that Brian Petersen qualifies as an "audit committee financial expert" as defined in Item 16A(b) of Form 20-F, and is "independent" as the term is defined by Nasdaq Marketplace Rule 5605(a)(2).
ITEM 16B                          Code of Ethics
Code of Ethics
Effective March 15, 2004, our company's board of directors adopted a Code of Business Conduct and Ethics that applies to, among other persons, our company's president and secretary (being our principal executive officer, principal financial officer and principal accounting officer), as well as persons performing similar functions. As adopted, our Code of Business Conduct and Ethics sets forth written standards that are designed to deter wrongdoing and to promote:
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
Our Code of Business Conduct and Ethics requires, among other things, that all of our company's personnel shall be accorded full access to our president and secretary with respect to any matter which may arise relating to the Code of Business Conduct and Ethics. Further, all of our company's personnel are to be accorded full access to our company's board of directors if any such matter involves an alleged breach of the Code of Business Conduct and Ethics by our president or secretary.
In addition, our Code of Business Conduct and Ethics emphasizes that all employees, and particularly managers and/or supervisors, have a responsibility for maintaining financial integrity within our company, consistent with generally accepted accounting principles, and federal, provincial and state securities laws. Any employee who becomes aware of any incidents involving financial or accounting manipulation or other irregularities, whether by witnessing the incident or being told of it, must report it to his or her immediate supervisor or to our company's President or Secretary. If the incident involves an alleged breach of the Code of Business Conduct and Ethics by the President or Secretary, the incident must be reported to any member of our board of directors. Any failure to report such inappropriate or irregular conduct of others is to be treated as a severe disciplinary matter. It is against our company policy to retaliate against any individual who reports in good faith the violation or potential violation of our company's Code of Business Conduct and Ethics.
Our Code of Business Conduct and Ethics was filed with the Securities and Exchange Commission on March 30, 2004 as Exhibit 14.1 to our annual report on Form 10-KSB. We will provide a copy of the Code of Business Conduct and Ethics to any person without charge, upon request. Requests can be sent to 8652 Commerce Court, Burnaby, British Columbia, Canada V5A 4N6.
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
Our current independent public accountants provided audit and other services during the fiscal years ended December 31, 2014 and 2013 as follows:

	2014 ($)	2013 ($)
Audit Fees	27,153	34,321
Audit-Related Fees	-	-
Tax Fees	-	-
All Other Fees	-	-
Total Fees	27,153	34,321

We do not use Morgan & Company LLP, Chartered Accountants, for financial information system design and implementation. These services, which include designing or implementing a system that aggregates source data underlying the financial statements or generates information that is significant to our financial statements, are provided internally or by other service providers.  We do not engage Morgan & Company LLP, Chartered Accountants, to provide compliance outsourcing services.
Effective May 6, 2003, the Securities and Exchange Commission adopted rules that require that before Morgan & Company LLP, Chartered Accountants, is engaged by us to render any auditing or permitted non-audit related service, the engagement be:
•	approved by our audit committee; or
•	entered into pursuant to pre-approval policies and procedures established by our board, provided the policies and procedures are detailed as to the particular service, our board is informed of each service, and such policies and procedures do not include delegation of the board of directors' responsibilities to management.
Our audit committee pre-approves all services provided by our independent auditors.  All of the above services and fees were reviewed and approved by our audit committee either before or after the respective services were rendered.
Our audit committee has considered the nature and amount of fees billed by Morgan & Company LLP, Chartered Accountants, and determined that Morgan & Company LLP did not provide any for activities unrelated to the audit.
ITEM 16D.                          Exemption from the Listing Standards for Audit Committees
Not applicable.
ITEM 16E                          Purchases of Equity Securities by the Company and Affiliated Purchasers
Not applicable.
ITEM 16F                          Change in Registrant's Certifying Accountant
Not applicable.
ITEM 16G                          Corporate Governance
Not applicable.
ITEM 16H                          Mine Safety Disclosure
Not applicable.

ITEM 17	Financial Statements
Financial Statements Filed as Part of this Report:
Audited Annual Financial Statements for Qwick Media Inc. as at December 31, 2014, 2013 and 2012:
(a)	Independent Auditor's Report of Morgan & Company LLP dated April 21, 2015 on the Financial Statements as at December 31, 2014, 2013 and 2012;
(b)	Balance Sheets at December 31, 2014 and 2013;
(c)	Statements of Operations for the years ended December 31, 2014, 2013 and 2012;
(d)	Statements of Cash Flows for the years ended December 31, 2014, 2013 and 2012;
(e)	Statement of Stockholders' Equity (Deficiency) for the years ended December 31, 2014, 2013 and 2012; and
(f)	Notes to Financial Statements.

QWICK MEDIA INC.

CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2014, 2013 and 2012
(Stated in U.S. Dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and Shareholders of
Qwick Media Inc.

We have audited the accompanying consolidated balance sheets of Qwick Media Inc. and subsidiaries as of December 31, 2014 and 2013, and the related consolidated statements of operations, cash flows, and shareholders' deficiency for each of the three years in the period ended December 31, 2014.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Qwick Media Inc. and subsidiaries as of December 31, 2014 and 2013, and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern.  As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations, has negative cash flows, has a shareholders' deficiency and is dependent upon obtaining adequate financing to fulfill its development activities and upon future profitable operations.  These factors raise substantial doubt about its ability to continue as a going concern.  Management's plans in regard to these matters are also discussed in Note 1.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Vancouver, Canada	"Morgan & Company LLP"

April 21, 2015	Chartered Accountants

PO Box 10007, 1488 – 700 West Georgia Street, Vancouver, British Columbia, Canada V7Y 1A1
Tel: (604) 687 – 5841 Fax: (604) 687 – 0075 Email: info@morgancollp.com

QWICK MEDIA INC.

CONSOLIDATED BALANCE SHEETS
 (Stated in U.S. Dollars)

	DECEMBER 31,
	2014	2013

ASSETS

Current
Cash	$129,319	$241,327
Receivables	218,740	182,262
Loans receivable	97,672	–
Accrued interest receivable	3,879	–
Inventory	114,694	230,593
Prepaid expenses	25,842	2,161
Total Current Assets	590,146	656,343

Property and Equipment	23,457	37,077

Total Assets	$613,603	$693,420

LIABILITIES

Current
Accounts payable and accrued liabilities	$105,637	$124,805
Due to related parties	6,340,101	4,529,913
Accrued dividends payable	632,830	430,035
Total Liabilities	7,078,568	5,084,753

Redeemable Preferred Shares	2,027,945	2,027,945

SHAREHOLDERS' DEFICIENCY

Share Capital Authorized: 400,000,000 common shares, $0.001 par value; 100,000,000 preferred shares, $0.001 par value, and series as determined by directors. Issued: 71,128,456 common shares at December 31, 2014 and 2013	71,128	71,128

Additional Paid-in Capital	4,881,391	4,835,551

Deficit	(13,445,429)	(11,325,957)
Total Shareholders' Deficiency	(8,492,910)	(6,419,278)

Total Liabilities and Shareholders' Deficiency	$613,603	$693,420

Going Concern, Commitments and Contractual Obligations (Notes 1 and 9)
The accompanying notes are an integral part of these consolidated financial statements.

QWICK MEDIA INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
(Stated in U.S. Dollars)

	YEARS ENDED DECEMBER 31,
	2014	2013	2012

Revenue	$89,526	$110,553	$146,619

Expenses
Advertising and promotion	8,223	13,402	89,126
Amortization	14,954	43,620	42,918
Consulting fees	57,701	32,075	94,880
Filing fees	11,239	12,839	11,730
Foreign exchange	(50,759)	84,791	(17,380)
Interest and bank charges	208,909	208,076	210,352
Inventory costs	147,176	254,342	25,062
Management fees	214,621	241,701	256,962
Office and administrative	205,244	271,134	403,223
Professional fees	125,705	192,171	159,262
Rent	195,255	221,568	203,931
Salaries, wages and benefits	979,960	1,091,594	1,675,220
Travel	94,864	90,068	124,285
Total Expenses	2,213,092	2,757,381	3,279,571

Operating Loss	$(2,123,566)	$(2,646,828)	$(3,132,952)
Other Income
Interest income	4,094	–	–
Net Loss For The Year	$(2,119,472)	$(2,646,828)	$(3,132,952)

Basic And Diluted Loss Per Common Share	$(0.03)	$(0.04)	$(0.04)

Weighted Average Number Of Common Shares Outstanding	71,128,456	71,128,456	71,128,456

The accompanying notes are an integral part of these consolidated financial statements.

QWICK MEDIA INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Stated in U.S. Dollars)

	YEARS ENDED DECEMBER 31,
	2014	2013	2012

Cash Flows (Used In) Provided By:
Operating Activities
Net loss for the year	$(2,119,472)	$(2,646,828)	$(3,132,952)

Adjustments to reconcile net loss to net cash used in operating activities:
Amortization	14,954	43,620	42,918
Share-based compensation	45,840	9,452	81,178
Accrued interest receivable	(3,879)	–	–

Changes in operating assets and liabilities:
Receivables	(36,478)	(29,699)	(49,680)
Loans receivable	(97,672)	–	–
Prepaid expenses	(23,681)	(1,271)	48,621
Inventory	115,899	113,615	(47,826)
Due to related parties	1,810,188	2,455,953	2,243,364
Accrued dividends payable	202,795	202,794	203,350
Accounts payable and accrued liabilities	(19,168)	(49,589)	62,562
Net cash (used in) provided by operating activities	(110,674)	98,047	(548,465)

Investing Activity
Purchase of equipment	(1,334)	−	(36,830)
Net cash used in investing activity	(1,334)	−	(36,830)

Net (Decrease) Increase In Cash	(112,008)	98,047	(585,295)

Cash, Beginning Of Year	241,327	143,280	728,575

Cash, End Of Year	$129,319	$241,327	$143,280

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' DEFICIENCY
 YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012
(Stated in U.S. Dollars)

	COMMON SHARES
	Number of		Additional
	Common		Paid-in
	Shares	Par Value	Capital	Deficit	TOTAL

Balance, December 31, 2011	71,128,456	$71,128	$4,744,921	$(5,546,177)	$(730,128)

Share-based compensation	–	–	81,178	–	81,178
Net loss for the year	–	–	–	(3,132,952)	(3,132,952)
Balance, December 31, 2012	71,128,456	71,128	4,826,099	(8,679,129)	(3,781,902)

Share-based compensation	–	–	9,452	–	9,452
Net loss for the year	–	–	–	(2,646,828)	(2,646,828)
Balance, December 31, 2013	71,128,456	71,128	4,835,551	(11,325,957)	(6,419,278)

Share-based compensation	–	–	45,840	–	45,840
Net loss for the year	–	–	–	(2,119,472)	(2,119,472)
Balance, December 31, 2014	71,128,456	$71,128	$4,881,391	$(13,445,429)	$(8,492,910)

The accompanying notes are an integral part of these consolidated financial statements.

QWICK MEDIA INC.
Notes to the Consolidated Financial Statements

YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012
(Stated in U.S. Dollars)

1.    NATURE OF OPERATIONS AND GOING CONCERN
a)    Organization
Qwick Media Inc. (the "Company") is governed by the corporate laws of the Cayman Islands.  It is currently a reporting issuer in the Provinces of British Columbia and Ontario, Canada.  Principal executive offices are located in Vancouver, British Columbia, Canada.  The registered office is in the Cayman Islands.
The Company was incorporated on October 5, 2000 under the laws of the State of Nevada.  Effective June 26, 2006, it re-domiciled from the State of Nevada to the State of Washington.  Effective July 7, 2009, it re-domiciled from the State of Washington to the State of Wyoming for the sole purpose of effecting a continuance to the Cayman Islands.  Effective July 28, 2009, the Company re-domiciled to the Cayman Islands and became a foreign private issuer with the United States Securities and Exchange Commission (the "SEC").
On October 6, 2009, the Company changed its name from "Tuscany Minerals, Ltd." to "Tuscany Minerals Ltd.".  On June 22, 2010, the Company changed its name to "Qwick Media Inc.".
On January 28, 2011, the Company completed the acquisition of Qeyos Ad Systems Inc. ("Qeyos"), pursuant to which it acquired all of the issued and outstanding common shares of Qeyos from its shareholders in exchange for the issuance of a total of 4,789,035 common shares of the Company on the basis of one common share for each common share of Qeyos. As a result of the acquisition of the Qeyos shares, the Company ceased to be a shell company and is now in the business of developing interactive proprietary software, intellectual property and hardware.
For accounting purposes, the acquisition was accounted for at historical carrying values in a manner similar to the pooling of interests method, since the chief executive officer and controlling shareholder of the Company was also the chief executive officer and controlling shareholder of Qeyos.  Transfers or exchanges of equity instruments between entities under common control are recorded at the carrying amount of the transferring entity at the date of transfer, and fair value, goodwill or other intangible asset adjustments are not recorded. Our consolidated financial statements and reported results of operations reflect these carryover values, and our reported results of operations and shareholders' deficiency have been retroactively restated for all periods presented to reflect the results of operations of Qeyos and the Company as if the acquisition had occurred on September 30, 2009, the date the Company and Qeyos commenced common control.
On April 19, 2011, the Company incorporated Wuxi Xun Fu Information Technology Co., Ltd. ("Wuxi") in the People's Republic of China. Wuxi is wholly-owned by Qeyos, making it a wholly-owned, indirect subsidiary of the Company.
For all periods presented, all significant inter-company accounts and transactions have been eliminated in the consolidated financial statements.
b)    Going Concern
The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern.
As shown in the accompanying consolidated financial statements, the Company has incurred accumulated losses of $13,445,429 as at December 31, 2014. The future of the Company is dependent upon its ability to obtain adequate financing and upon future profitable operations. Management has plans to seek additional capital financing through private placement and a public offering of the Company's common shares and from the issuance of promissory notes. These factors raise substantial doubt regarding the Company's ability to continue as a going concern. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts of and classification of liabilities that might be necessary in the event the Company cannot continue in existence.

QWICK MEDIA INC.
Notes to the Consolidated Financial Statements

YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012
(Stated in U.S. Dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States ("GAAP"), and are expressed in US dollars. These consolidated financial statements include the accounts of the Company and the accounts of the Company's wholly owned subsidiaries, Qeyos, incorporated in British Columbia, Canada, and Wuxi, incorporated in the People's Republic of China. The Company's fiscal year-end is December 31.  Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which have been made using careful judgement.
The consolidated financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:
a)    Cash and Cash Equivalents
Cash consists of cash on deposit with high quality major financial institutions. The carrying amounts approximated fair market value due to the liquidity of these deposits.  For purposes of the balance sheets and statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.  The Company had no cash equivalents at December 31, 2014 and 2013.
b)    Use of Estimates and Assumptions
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses for the reporting period.  Management evaluates estimates and judgments on an ongoing basis.  Actual results could differ from these estimates.  The significant areas requiring management's estimates and assumptions include the fair value of shares issued to settle debt, share-based compensation, valuation of receivables and inventory, estimated life, amortization rates and impairment of long-lived assets, valuation allowance for income tax purposes, and fair value measurement of financial instruments.
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
d)    Software Development Costs
The Company accounts for software development costs in accordance with Accounting Standards Codification ("ASC") 985-20, Software - Cost of Software to Be Sold, Leased, whereby costs for the development of new software products and substantial enhancements to existing software products are expensed as incurred until technological feasibility has been established and all research and development activities for the other components of the product or processes have been completed, at which time any additional costs are capitalized. In accordance with ASC 985-705, software modification costs to satisfy upgrades and changes in system configurations are expensed as incurred.

To December 31, 2014, software development costs, comprised of salaries, wages and benefits, and direct overhead, have been charged to operations as the research and development activities for other components of the product and processes have not been completed.

QWICK MEDIA INC.
Notes to the Consolidated Financial Statements

YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012
(Stated in U.S. Dollars)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
e)    Inventory
Inventory is recorded at the lower of cost or market, with cost being determined on the weighted average method.  When required, a provision is made to reduce excess and obsolete inventory to estimated net realizable value.  The net realizable value of inventory is generally considered to be the selling price in the ordinary course of business, less the estimated costs of completion and estimated costs to make the sale.  Inventory consists of computers, general, monitors, printers, modems, and parts and enclosures.
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

g)    Foreign Currency Translation
The Company's functional currency is the U.S. dollar.  Transactions in foreign currency are translated in accordance with ASC Topic 830, Foreign Currency Matters, into U.S. dollars and reported as follows:
i)	monetary items at the exchange rate prevailing at the balance sheet date;
ii)	non-monetary items at the historical exchange rate;
iii)	revenue and expense at the average exchange rate in effect during the applicable accounting period.
Gains and losses on foreign currency transactions are reported in the statements of operations.
h)    Basic and Diluted Loss Per Share
The Company computes loss per share in accordance with ASC 260, Earnings Per Share.  Under these provisions, basic loss per share is computed using the weighted average number of common shares outstanding during the periods.  Diluted loss per share is computed using the weighted average number of common and potentially dilutive common shares outstanding during the period.  As the Company generated net losses in the periods presented, the basic and diluted loss per share is the same, as the exercise of options or warrants would be anti-dilutive.
i)    Fair Value of Financial Instruments
ASC 820, Fair Value Measurements and Disclosures, and ASC 825, Financial Instruments, establish a three-tier value hierarchy, which prioritizes the inputs used in measuring fair value.  The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

QWICK MEDIA INC.
Notes to the Consolidated Financial Statements

YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012
(Stated in U.S. Dollars)

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
Cash consists of cash on deposit with a high quality major financial institution.  The carrying cost approximates fair value due to the liquidity of these deposits.  The carrying amounts of other financial assets and liabilities, comprising receivables, loans receivable, accounts payable and accrued liabilities, and due to related parties, were a reasonable approximation of their fair value.
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
l)    Comprehensive Loss
ASC 220, Comprehensive Income, establishes standards for the reporting and display of comprehensive items in the consolidated financial statements.  As at December 31, 2014, 2013 and 2012, the Company had no items that represent a comprehensive income or loss and, therefore, has not included a statement of comprehensive loss in the consolidated financial statements.
m)    Equity Instruments
In situations where common shares are issued and the fair value of the goods or services received is not readily determinable, the fair value of the common shares is used to measure and record the transaction.  The fair value of the common shares issued in exchange for the receipt of goods and services is based on the share price as of the earliest of:
i)	the date at which the counterparty's performance is complete;
ii)	the date at which a commitment for performance by the counterparty to earn the common shares is reached; or
iii)	the date at which the common shares are issued if they are fully vested and non-forfeitable at that date.

QWICK MEDIA INC.
Notes to the Consolidated Financial Statements

YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012
(Stated in U.S. Dollars)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
m)    Equity Instruments (Continued)
The Company has a share-based compensation plan which is described more fully in Note 7.  The Company measures the compensation cost of stock options and other share-based awards to employees and directors at fair value at the grant date and recognizes compensation expense over the requisite service period for awards expected to vest. Except for transactions with employees and directors, all transactions in which goods or services are the consideration received for the issuance of equity instruments are accounted for based on the fair value of the consideration received, or the fair value of the equity instruments issued, whichever is more reliably measurable.  Additionally, the Company has determined that the dates used to value the transaction are either:
i)	The date at which a commitment for performance by the counter party to earn the equity instruments is established; or
ii)	The date at which the counter party's performance is complete.
n)    Recent Accounting Pronouncements
In February 2013, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2013-04, Liabilities (Topic 405): Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation Is Fixed at the Reporting Date. The amendments in ASU 2013-04 provide guidance for the recognition, measurement, and disclosure of obligations resulting from joint and several liability arrangements for which the total amount of the obligation within the scope of ASU-2013-04 is fixed at the reporting date, except for obligations addressed within existing guidance in U.S. GAAP. The guidance requires an entity to measure those obligations as the sum of the amount the reporting entity agreed to pay on the basis of its arrangement among its co-obligors and any additional amount the reporting entity expects to pay on behalf of its co-obligors. The guidance in ASU-2013-04 also requires an entity to disclose the nature and amount of the obligation as well as other information about those obligations. The amendments in this standard are effective retrospectively for fiscal years, and interim periods within those years, beginning after December 15, 2013. The Company's January 1, 2014 adoption of the updated guidance had no impact on the Company's consolidated financial position, results of operations or cash flows.

In April 2013, the FASB issued ASU No. 2013-07, Presentation of Financial Statements (Topic 205): Liquidation Basis of Accounting. The objective of ASU No. 2013-07 is to clarify when an entity should apply the liquidation basis of accounting and to provide principles for the measurement of assets and liabilities under the liquidation basis of accounting, as well as any required disclosures. The amendments in this standard are effective prospectively for entities that determine liquidation is imminent during annual reporting periods beginning after December 15, 2013, and interim reporting periods therein. The Company's January 1, 2014 adoption of the updated guidance had no impact on the Company's consolidated financial position, results of operations or cash flows.

In March 2013, ASC guidance was issued related to foreign currency matters to clarify the treatment of cumulative translation adjustments when a parent sells a part or all of its investment in a foreign entity or no longer holds a controlling financial interest in a subsidiary or group of assets that is a business within a foreign entity. The updated guidance also resolves the diversity in practice for the treatment of business combinations achieved in stages in a foreign entity. The update is effective prospectively for the Company's fiscal year beginning January 1, 2014. The Company's January 1, 2014 adoption of the updated guidance had no impact on the Company's consolidated financial position, results of operations or cash flows.

QWICK MEDIA INC.
Notes to the Consolidated Financial Statements

YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012
(Stated in U.S. Dollars)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

n)    Recent Accounting Pronouncements (Continued)
In July 2013, ASC guidance was issued related to the presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss or a tax credit carryforward exists. The updated guidance requires an entity to net its unrecognized tax benefits against the deferred tax assets for net operating loss carryforwards, similar tax losses, or tax credit carryforwards in the same jurisdiction. A gross presentation will be required only if such carryforwards are not available or would not be used by the entity to settle any additional income taxes resulting from disallowance of the uncertain tax position. The update is effective prospectively for the Company's fiscal year beginning January 1, 2014.  The Company's January 1, 2014 adoption of the updated guidance had no impact on the Company's consolidated financial position, results of operations or cash flows.
In April 2014, the FASB issued ASU No. 2014-8, Presentation of Financial Statements and Property, Plant and Equipment: Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity.  The core principle of the guidance raises the threshold for a disposal to qualify as a discontinued operation and requires new disclosures of both discontinued operations and certain other disposals that do not meet the new definition of a discontinued operation.  The amendments in this ASU are effective prospectively for disposals (or classifications as held for sale) of components of an entity that occur within annual periods beginning on or after December 15, 2014, and interim periods within those years.  Early adoption is permitted but only for disposals (or classifications as held for sale) that have not been reported in financial statements previously issued or available for issuance.  The Company does not expect this update to have a material impact on its consolidated financial statements.
In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606), which modifies how all entities recognize revenue, and consolidates into one ASC Topic (ASC Topic 606, Revenue from Contracts with Customers) the current guidance found in ASC Topic 605, Revenue Recognition, and various other revenue accounting standards for specialized transactions and industries. The core principle of the guidance is that "an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services." In achieving this objective, an entity must perform five steps: (1) identify the contract(s) with a customer, (2) identify the performance obligations of the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when (or as) the entity satisfies a performance obligation. ASU 2014-09 also clarifies how an entity should account for costs of obtaining or fulfilling a contract in a new ASC Subtopic 340-40, Other Assets and Deferred Costs - Contracts with Customers.
ASU 2014-09 is effective for public companies for annual periods beginning after December 15, 2016 and interim periods within those annual periods, and early adoption is not permitted. ASU 2014-09 may be applied using either a full retrospective approach, in which all years included in the financial statements are presented under the revised guidance, or a modified retrospective approach. Under the modified retrospective approach, financial statements will be prepared using the new standard for the year of adoption, but not for prior years. Under this method, entities will recognize a cumulative catch-up adjustment to the opening balance of retained earnings at the effective date for contracts that still require performance by the company and disclose all line items in the year of adoption as if they were prepared under the old revenue guidance. The Company will adopt ASU 2014-09 on January 1, 2017 and is currently evaluating the impact that this adoption will have on the consolidated financial statements. At this time, the Company has not determined the transition method that will be used.
The Company is considered to be in the development stage. During the year ended December 31, 2014, the Company elected to early adopt ASU No. 2014-10, Development Stage Entities (Topic 915): Elimination of Certain Financial Reporting Requirements. The adoption of this ASU allows the Company to remove the inception to date information and all references to development stage.

QWICK MEDIA INC.
Notes to the Consolidated Financial Statements

YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012
(Stated in U.S. Dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
n)    Recent Accounting Pronouncements (Continued)
In June 2014, the FASB issued ASU No. 2014-12, Compensation – Stock Compensation: Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period.  The core principle of the guidance requires that a performance target that affects vesting and that could be achieved after the requisite service period should be treated as a performance condition.  The amendments in this ASU are effective for annual periods and interim periods within those annual periods beginning after December 15, 2015.  Early adoption is permitted.  Entities may apply the amendments in ASU No. 2014-12 either: (a) prospectively to all awards granted or modified after the effective date; or (b) retrospectively to all awards with performance targets that are outstanding as of the beginning of the earliest annual period presented in the financial statements and to all new or modified awards thereafter.  The Company does not expect this update to have a material impact on its consolidated statements.
In August 2014, the FASB issued ASU No. 2014-15, Presentation of Financial Statements – Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern. The update provides GAAP guidance on management's responsibility in evaluating whether there is substantial doubt about a company's ability to continue as a going concern and about related footnote disclosures.  The amendements in this update are effective for annual periods ending after December 15, 2016, and for annual periods and interim periods thereafter.  Early adoption is permitted.  The Company does not expect this update to have a material impact on its consolidated financial statements.
In November 2014, the FASB issued ASU No. 2014-17, Business Combinations (Topic 805) – Pushdown Accounting.  The amendments in this update provide an acquired entity with an option to apply pushdown accounting in its separate financial statements upon occurrence of an event in which an acquirer obtains control of the acquired entity.  The amendments in this update became effective on November 18, 2014.  After the effective date, an acquired entity could make an election to apply the guidance to future change-in-control events or to its most recent change-in-control event.  However, if the financial statements for the period in which the most recent change-in-control event occurred already have been issued or made available to be issued, the application of this guidance would be a change in accounting principle.  The Company does not expect this update to have a material impact on its financial statements.

3.    LOANS RECEIVABLE

On June 25, 2014, the Company advanced $51,720 (CAD$60,000) to a third party (the "borrower") pursuant to a promissory note and general security agreement.  On October 3, 2014, the Company further advanced $45,952 (CAD$53,309) to the borrower.  The loans bear interest at 12% per annum payable monthly, and are due on July 1, 2015.  At December 31, 2014, the Company had accrued interest receivable of $3,879. The current status of the loans is described in Note 13 – Subsequent Events.

QWICK MEDIA INC.
Notes to the Consolidated Financial Statements

YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012
(Stated in U.S. Dollars)

4.    INVENTORY

	2014	2013

Computers	$28,979	$45,382
Monitors	66,747	114,126
Printers	1,398	15,880
Parts and enclosures	3,855	31,426
General	13,715	23,779
	$114,694	$230,593

During the year, the Company recorded inventory obsolescence in the amount of $126,315 (2013 - $217,719).

5.    PROPERTY AND EQUIPMENT

	2014
	Cost	Accumulated Amortization	Net Book Value

Computer hardware	$38,713	$33,888	$4,825
Computer software	1,950	1,447	503
Office furniture	21,012	17,073	3,939
Equipment	42,590	28,400	14,190
	$104,265	$80,808	$23,457

	2013
	Cost	Accumulated Amortization	Net Book Value

Computer hardware	$38,713	$30,524	$8,189
Computer software	1,324	1,286	38
Office furniture	21,012	12,875	8,137
Equipment	41,882	24,610	17,272
Leasehold improvements	47,628	44,187	3,441
	$150,559	$113,482	$37,077

6.    RELATED PARTY TRANSACTIONS AND AMOUNTS OWING
For the year ended December 31, 2014, the Company carried out a number of transactions with related parties in the normal course of business.  These transactions were recorded at their exchange amount, which is the amount of consideration established and agreed to by the related parties.
The following are related party transactions and amounts owing at December 31, 2014 that are not otherwise disclosed elsewhere:
a)	The Company paid management and consulting fees of $268,945 (2013 - $240,210; 2012 - $256,858) to companies controlled by officers and directors for the year ended December 31, 2014.
b)	The Company recorded share-based compensation of $45,832 (2014 - $3,972; 2012 - $50,004) as consulting fees paid to directors and officers for the year ended December 31, 2014.

QWICK MEDIA INC.
Notes to the Consolidated Financial Statements

YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012
(Stated in U.S. Dollars)

6.	RELATED PARTY TRANSACTIONS AND AMOUNTS OWING (Continued)
c)	As of December 31, 2014, amounts owing to related parties consisted of $6,340,101 (2013 - $4,529,913) owed to a director and companies controlled by that director, accounts payable of $Nil (2013 - $12,889) owed to a company controlled by an officer, and $16,292 (2013 - $Nil) owed to a company controlled by a director. The amounts owed are unsecured, non-interest bearing and due on demand.
d)	The Company paid a consulting fee of $6,000 to a company controlled by a director for the year ended December 31, 2013. The consulting services commenced October 15, 2013 for a six month renewable term on a month-to-month basis at CAD$12,000 per month. An amount of $9,000 otherwise due was waived by the director.

7.    STOCK OPTIONS
The Company has a Stock Option Plan under which the Company can grant up to 6,620,230 common shares to its officers, directors, employees and consultants.
On April 29, 2014, the Company granted options to purchase an aggregate of 600,000 common shares to two directors. The stock options will vest over a two year period, with one-third vesting on the date of grant, one-third on the first anniversary date and one-third on the second anniversary date. The stock options have a five year term and each allows the holder to purchase one common share of the Company at a price of $0.20 per share until April 30, 2019.
On March 1, 2012, the Company granted 300,000 stock options to a consultant, each of which is exercisable into one common share of the Company at an exercise price of $0.60 per share.  50% of the options vested on the date of grant and expired on February 28, 2013. Another 25% vested on the first anniversary of the date of grant and expired on February 28, 2014. The last 25% vested on the second anniversary of the date of grant and expired on February 28, 2015.
The fair values of stock options granted were estimated at the date of grant using the Black-Scholes option-pricing model, and the weighted average grant date fair value of stock options granted during the year ended December 31, 2014 was $0.114 (2013 - N/A; 2012 - $0.001).  During the year ended December 31, 2014, the Company recorded stock-based compensation of $45,840 (2013 - $9,452; 2012 - $81,178) as consulting expenses related to the vesting of stock options.
The fair value assumptions used were as follows:
	2014	2013	2012

Expected dividend yield	0%	N/A	0%
Risk-free interest rate	1.74%	N/A	0.43%
Expected volatility	68%	N/A	54%
Expected option life (in years)	5.00	N/A	1.00
The following table summarizes the continuity of the Company's stock options:
	Number of Options	Weighted Average Exercise Price	Weighted-Average Remaining Contractual Term (years)

Outstanding, December 31, 2012	2,820,000	$0.30	2.56

Expired	(360,000)	$0.60

Outstanding, December 31, 2013	2,460,000	$0.26	1.86

Granted	600,000	$0.20
Expired	(510,000)	$0.36

Outstanding, December 31, 2014	2,550,000	$0.22	1.75

Exercisable, December 31, 2014	2,150,000	$0.23	1.27

QWICK MEDIA INC.
Notes to the Consolidated Financial Statements

YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012
(Stated in U.S. Dollars)

7.    STOCK OPTIONS (Continued)
A summary of the status of the Company's non-vested options and changes are presented below:
	Number of Options	Weighted Average Grant Date Fair Value

Non-vested at December 31, 2012	780,000	$0.08

Vested	(705,000)	$0.09

Non-vested at December 31, 2013	75,000	$0.001

Granted	600,000	$0.11
Vested	(275,000)	$0.08

Non-vested at December 31, 2014	400,000	$0.11
As at December 31, 2014, there was $22,557 (2013 - $8) in total unrecognized compensation cost related to non-vested stock options. This cost is expected to be recognized over a weighted average period of 1.33 years.

As at December 31, 2014, the following stock options were outstanding:

Number of Options	Exercise Price	Expiry Date
75,000	$0.60	February 28, 2015
75,000	$0.60	November 30, 2015
1,800,000	$0.20	December 29, 2015
600,000	$0.20	April 30, 2019
2,550,000

8.    REDEEMABLE PREFERRED SHARES
On November 15, 2011, the Company created one series of the 100,000,000 preferred shares it is authorized to issue, consisting of 25,000,000 shares, to be designated as Class A Preferred Shares. The principal terms of the Class A Preferred Shares are as follows:
Voting rights – The Class A Preferred Shares have voting rights (one vote per share) equal to those of the Company's common shares.
Dividend rights – The Class A Preferred Shares carry a cumulative cash dividend of 10% per annum.  The accrued dividends payable are classified as interest expense in the statements of operations.
Conversion rights – The holders of the Class A Preferred Shares have the right to convert each Class A Preferred Share, from time to time, at the option of the holder, into one common share of the Company until July 31, 2015 at the following conversion prices:
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

QWICK MEDIA INC.
Notes to the Consolidated Financial Statements

YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012
(Stated in U.S. Dollars)

8.    REDEEMABLE PREFERRED SHARES (Continued)
The Company has classified the Class A Preferred Shares as a liability because they are redeemable beyond the control of the Company.
During the year ended December 31, 2011, the Company completed a private placement with a company owned by the Company's President and Chief Executive Officer, consisting of the issuance of 1,000,000 Class A Preferred Shares at a price of $1.00 per Class A Share for gross proceeds of $1,000,000, and converted the principal amount of a debenture and accrued interest thereon to the related party, into an aggregate of 1,027,945 Class A Preferred Shares, at a conversion price of $1.00 per Class A Preferred Share.  As at December 31, 2014, the holder of the Class A Preferred Shares agreed to not exercise the retractable rights to have the Company redeem the Class A Preferred Shares, for the next two years.

9.    COMMITMENTS AND CONTRACTUAL OBLIGATIONS
The Company had no significant commitments or contractual obligations with any parties respecting executive compensation, consulting arrangements, or other matters other than disclosed below.  Management services provided are on a month-to-month basis.

The Company has entered into leases for the provision of facility space until August 31, 2017, and continued on a month-to-month basis. The Company's future minimum lease payments for the premise leases are as follows:
Fiscal year ending December 31, 2015	$ 65,678 (CDN$64,500 and CNY¥62,565)
Fiscal year ending December 31, 2016	59,478 (CDN$69,000)
Fiscal year ending December 31, 2017	41,376 (CDN$48,000)
Total	$ 166,532 (CDN$181,500 and CNY¥62,565)

10.    FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
The following table presents information about the Company's financial instruments that have been measured at fair value as of December 31, 2014, and indicates the fair value hierarchy of the valuation inputs utilized to determine such fair values:

DECEMBER 31, 2014	FAIR VALUE INPUT LEVEL	HELD-FOR- TRADING	TOTAL CARRYING VALUE	FAIR VALUE
Financial assets
Cash	1	$129,319	$129,319	$129,319

DECEMBER 31, 2013	FAIR VALUE INPUT LEVEL	HELD-FOR- TRADING	TOTAL CARRYING VALUE	FAIR VALUE
Financial assets
Cash	1	$241,327	$241,327	$241,327

Due to the nature of cash, accounts payable and redeemable preferred shares, the fair value of these instruments approximated their carrying value.

QWICK MEDIA INC.
Notes to the Consolidated Financial Statements

YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012
(Stated in U.S. Dollars)

11.    SEGMENTED INFORMATION

The Company's business is considered as operating in one segment, being the development of software and hardware for use in digital media kiosks.

12.    INCOME TAXES
The provision for income taxes differs from the result which would be obtained by applying the statutory income tax rate of 26% (2013 - 26%; 2012 – 26%) to income before income taxes. The difference results from the following items:
	2014	2013	2012

Computed expected (benefit) income taxes	$(535,000)	$(675,000)	$(782,000)
Increase in valuation allowance	535,000	675,000	782,000
	$-	$-	$-

Significant components of the Company's deferred income tax assets are as follows:

	2014	2013

Deferred income tax asset	$3,326,000	$2,791,000
Valuation allowance	(3,326,000)	(2,791,000)
	$-	$-
The Company has net operating losses of approximately $12,793,000 (2013 - $10,734,000), which, if unutilized, will expire through to 2034.  Future tax benefits, which may arise as a result of these losses, have not been recognized in these consolidated financial statements and have been offset by a valuation allowance.

The Company and its subsidiaries file income tax returns in Canada and China.  These tax returns are subject to examination by local taxation authorities provided the tax years remain open to audit under the relevant statutes of limitations.

13.    SUBSEQUENT EVENTS

a)	On January 12, 2015, the Company provided Notices of Intention to Enforce Security to the loans receivable holder (the "borrower") (see Note 3), which made an assignment under the Bankruptcy and Insolvency Act on or about February 4, 2015. On March 9, 2015, the Company appointed a receiver under the general security agreement made between the Company and the borrower. On April 9, 2015, the Company made an offer to purchase all of the borrower's assets, including certain intellectual property, tradename and design patents. On April 17, 2015, the receiver accepted the Company's offer for a purchase price of $115,817 (CAD$142,000) by debt settlement of the principal amount plus accrued interest thereon and collection costs of $28,546 (CAD$35,000). The completion date for this transaction is scheduled for April 30, 2015.
b)	On March 20, 2015, trading in the Company's common shares commenced on the Canadian Securities Exchange (the "CSE"). The Company's common shares trade on the CSE under the symbol "QMI".

ITEM 18	Financial Statements
Refer to "Item 17. Financial Statements".
ITEM 19	Exhibits
The following exhibits are being filed as part of this annual report, or are incorporated by reference where indicated:

Exhibit Number	Description of Exhibit
1.1	Memorandum of Association (incorporated by reference from Exhibit 3.1 to our current report on Form 8-K as filed with the SEC on August 5, 2009)
1.2	Articles of Association (incorporated by reference from Exhibit 3.2 to our current report on Form 8-K as filed with the SEC on August 5, 2009)
4.1	Promissory Note with In Touch Digital Media Inc. dated February 18, 2009
4.2	Promissory Note with In Touch Digital Media Inc. dated March 31, 2009 (incorporated by reference from Exhibit 10.5 to our registration statement on Form S-4 as filed with the SEC on April 9, 2009)
4.3	Promissory Note with In Touch Digital Media Inc. dated May 8, 2009 (incorporated by reference from Exhibit 10.9 to our quarterly report on Form 10-Q as filed with the SEC on May 15, 2009)
4.3	Form of Debt Settlement and Subscription Agreement, effective as of September 30, 2009 (incorporated by reference from our Annual Report on Form 20-F as filed with the SEC on April 29, 2010)
4.4	Share Exchange Agreement with Qeyos Ad Systems Inc. dated January 28, 2011 (incorporated by reference from our Annual Report on Form 20-F as filed with the SEC on February 3, 2011)
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
8.1
Significant subsidiaries of our Company: Qeyos Ad Systems Inc., a British Columbia corporation, all of the shares of which are owned by our company, and Wuxi Xun Fu Information Technology Co., Ltd., a company incorporated under the laws of the People's Republic of China, all of the shares of which are owned by Qeyos.

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
QWICK MEDIA INC.

By: /s/ Ross J. Tocher
Ross J. Tocher,
President and Chief Executive Officer(Principal Executive Officer)

Date: April 29, 2015

By: /s/ Kevin Kortje
Kevin Kortje
Chief Financial Officer (Principal Financial Officerand Principal Accounting Officer)

Date: April 29, 2015