Form 20-F
period 2015-12-31
QWICK MEDIA INC.
filed 2016-04-21
CIK 1128790

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F
(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2015
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________________
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report:
Commission file number 000-32981
QWICK MEDIA INC.
 (Exact name of Registrant as specified in its charter)
Not Applicable
 (Translation of Registrant’s name into English)
The Cayman Islands
 (Jurisdiction of incorporation or organization)
8652 Commerce Court
Burnaby, British Columbia, Canada V5A 4N6
 (Address of principal executive offices)
Ross Tocher, President
Telephone: (778) 370-1715
Facsimile: (604) 336-5460
8652 Commerce Court
Burnaby, British Columbia
Canada, V5A 4N6
 (Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act.
Title of each class Not Applicable	Name of each exchange on which registered Not Applicable

Securities registered or to be registered pursuant to Section 12(g) of the Act.
Common Shares Without Par Value
 (Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
Not Applicable
 (Title of Class)
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 71,128,456 common shares as of December 31, 2015
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
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
☐ YES  ☐ NO

INTRODUCTION AND INFORMATION REGARDING FORWARD-LOOKING STATEMENTS
This annual report on Form 20-F includes statements that express our opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results, and therefore are, or may be deemed to be, “forward-looking statements”. These forward-looking statements can generally be identified by the use of forward-looking terminology, including the terms “believes”, “estimates”, “anticipates”, “expects”, “seeks”, “projects”, “intends”, “plans”, “may”, “will” or “should”, or their negative or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this annual report and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth, strategies and the industry in which we operate. These statements reflect management’s current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant known and unknown risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance or achievements could vary materially from those expressed or implied by the forward-looking statements contained in this AIF. Such risks include, but are not limited to: a renewed downturn in international economic conditions; any adverse occurrence with respect to the development or marketing of our technology; any adverse occurrence with respect to any of our licensing agreements; our ability to successfully bring products to market; fluctuations in the availability and cost of materials required to produce our products; any adverse occurrence with respect to distribution of our products; potential negative financial impact from claims, lawsuits and other legal proceedings or challenges; and other factors beyond our control. See the section entitled “Risk Factors” for a complete list of risks relating to an investment in our company.
By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. These factors should be considered carefully and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements are based on assumptions that management believes are reasonable, which include, but are not limited to, assumptions with respect to our future growth potential, results of operations, future prospects and opportunities, execution of our business strategy, maintaining a stable workforce, there being no material variations in the current tax and regulatory environments, future levels of indebtedness, and current economic conditions remaining unchanged, readers are cautioned that forward-looking statements are not guarantees of future performance and that actual results of operations, financial condition and liquidity, and the development of the industry in which we operate may differ materially from the forward-looking statements contained in this annual report. In addition, even if our results of operations, financial condition and liquidity, and the development of the industry in which it operates are consistent with the forward‑looking statements contained in this annual report, those results or developments may not be indicative of results or developments in the future.
Any forward-looking statements in this annual report speak only as of the date of such statement, and we do not undertake any obligation to update such statements or to publicly announce the results of any revisions to any such statements to reflect future events or developments, except as required by applicable laws. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, unless expressed as such, and should only be viewed as historical data. All of the forward-looking statements made in this annual report are qualified by these cautionary statements.
In this Form 20-F, unless otherwise stated, references to “we”, “us”, “our”, the “Corporation” and “Qwick” refer to Qwick Media Inc., a Cayman Islands corporation, and include, where applicable, our wholly-owned subsidiary, Qeyos Ad Systems Inc. (“Qeyos”), a British Columbia corporation, and its wholly-owned subsidiary, Wuxi Xun Fu Information Technology Co., Ltd. (“Wuxi”), a company incorporated under the laws of the People’s Republic of China, through which the majority of our operations are conducted.  Unless otherwise stated, “$” refers to United States dollars, being our reporting currency.

PART I
ITEM 1	Identity of Directors, Senior Management and Advisers
Not applicable.
ITEM 2	Offer Statistics and Expected Timetable
Not applicable.
ITEM 3	Key Information
A.            Selected Financial Data
The following financial data summarizes selected financial data for our company prepared in accordance with United States generally accepted accounting principles (“US GAAP”) for the five fiscal years ended December 31, 2015. The information presented below for the five year period ended December 31, 2015 is derived from our financial statements which were examined by our independent auditor. The information set forth below should be read in conjunction with our audited financial statements and related notes included in this annual report, and with the information appearing under the heading “Item 5. Operating and Financial Review and Prospects”.  The data is presented in U.S. dollars.
Selected Financial Data
 (Stated in U.S. Dollars - Calculated in accordance with US GAAP)

	Year ended Dec. 31, 2015 (audited) $	Year ended Dec. 31, 2014 (audited) $	Year ended Dec. 31, 2013 (audited) $	Year ended Dec. 31, 2012 (audited) $	Year ended Dec. 31, 2011 (audited) $
Revenue	459,125	89,526	110,553	146,619	84,185
Total expenses	1,664,572	2,213,092	2,757,381	3,279,571	3,260,144
Loss from operations and continuing operations	1,205,447	2,123,566	2,646,828	3,132,952	3,175,999
Net loss	1,205,039	2,119,472	2,646,828	3,132,952	3,175,999
Basic and diluted loss per common share	0.02	0.03	0.04	0.04	0.05
Total assets	501,581	613,603	693,420	721,637	1,542,848
Total liabilities	8,023,963	7,078,568	5,084,753	2,475,594	245,031
Total stockholders’ equity (deficiency)	(9,550,327)	(8,492,910)	(6,419,278)	(3,781,902)	(730,128)
Capital stock	71,128	71,128	71,128	71,128	71,128
Weighted average number of common shares outstanding	71,128,456	71,128,456	71,128,456	71,128,456	61,940,000
Number of common shares outstanding as at period end	71,128,456	71,128,456	71,128,456	71,128,456	71,128,456
Long-term debt	-	-	-	-	-
Dividends per common share	-	-	-	-	-
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
Risks Relating to our Business
We currently do not generate significant revenue from its operations, and as a result, we face a high risk of business failure.
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
Our success will be dependent on our ability to protect and develop our technology; however, we have not yet obtained any patents or trademarks other than our U.S. trade name “Qwick Media”. We completed our registration of the U.S. trade-name “Qwick Media”, which was issued on September 20, 2011 under number 4,029,739. In addition, we completed registration of our Canadian trade name “Qwick Deal” under registration number TMA885273 on September 14, 2014. The U.S. registration of “Qwick Deal” was completed on January 20, 2015 under registration number 4,673,680. If we are unable to secure trademark and patent protection for our intellectual property in the future or that protection is inadequate for future products, our business may be materially adversely affected. Further, there is no assurance that our interactive kiosks and displays or other aspects of our business do not or will not infringe upon patents, copyrights or other intellectual property rights held by third parties. Although we are not aware of any such claims, we may become subject to legal proceedings and claims from time to time relating to the intellectual property of others in the ordinary course of our business. If we are found to have violated the intellectual property rights of others, we may be enjoined from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives. In addition, we may incur substantial expenses and diversion of management time in defending against these third-party infringement claims, regardless of their merit. Successful infringement or licensing claims against us may result in substantial monetary liabilities, which may materially and adversely disrupt our business.
Our limited operating history may not provide an adequate basis to judge our future prospects and results of operations.

Prior to the acquisition of Qeyos, we were a shell company. As such, our limited operating history may not provide a meaningful basis for readers to evaluate our business, financial performance and prospects. It is also difficult to evaluate the viability of our plan to implement an interactive digital media micro-broadcast network and other advertising media dedicated to the digital out-of-home (“DOOH”) advertising sector because we do not have sufficient experience to address the risks frequently encountered by early stage companies using new forms of advertising media and entering new and rapidly evolving markets. It may be difficult for readers to evaluate our senior management team and their effectiveness, on an individual or collective basis, and their ability to address future challenges to our business.
If advertisers or the viewing public do not accept, or lose interest in, our planned interactive digital media network, we may be unable to generate sufficient cash flow from our operating activities, and our prospects and results of operations could be negatively affected.
The market for interactive digital media networks in North America is relatively new and its potential is uncertain. Our success depends on the acceptance of our interactive digital media network by advertising clients and agencies and their continuing and increased interest in this medium as a component of their advertising strategies. Interactive DOOH advertising is a new concept in North America. If we are not able to adequately track consumer responses to our programs, in particular tracking the demographics of consumers most receptive to interactive advertising, we will not be able to provide sufficient feedback and data to existing and potential advertising clients to help us generate demand and determine pricing. Without improved market research, advertising clients may reduce their use of interactive advertising and instead turn to more traditional forms of advertising that have more established and proven analytical methods of tracking effectiveness. If a substantial number of advertisers lose interest in advertising on our planned micro-broadcast digital media networks for these or other reasons, or become unwilling to purchase advertising time slots on our planned network, we will be unable to generate sufficient revenues and cash flow to operate our business, and our revenues, prospects and results of operations could be negatively affected.
We may depend on third-party program producers to provide the non-advertising content that we include in our interactive programs. Failure to obtain high-quality content on commercially reasonable terms could materially reduce the attractiveness of our micro-broadcast network, harm our reputation and cause our planned revenues to be unrealized or to decline.
We are planning for the majority of our interactive digital kiosks and TV screens to mix advertising and non- advertising content. We do not produce or create any of the non-advertising content included in our programs. All of the non-advertising content is provided by third-party content providers, such as local television stations and television production companies. There is no assurance that we will be able to obtain non-advertising content on satisfactory terms, or at all. If we fail to obtain a sufficient amount of high-quality content on a cost-effective basis, advertisers may find advertising on our micro-broadcast networks unattractive and may not wish to purchase advertising time slots on our network, which would materially and adversely affect our ability to generate revenues from our advertising time slots and cause our revenues to decline and our business and prospects to deteriorate.
Because we may rely on third-party agencies to help source advertising clients, our failure to retain key third- party agencies or attract additional agencies on favorable terms could materially and adversely affect our revenue growth.
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
We face significant competition in the global advertising industry, and if we do not compete successfully against new and existing competitors in North America we may lose our market share, and our intended profitability may be adversely affected.
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
Insurance companies offer limited business insurance products and do not, to our knowledge, offer business liability insurance suitable to management. While business disruption insurance is available, we have determined that the risks of disruption, cost of such insurance and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. As a result, except for directors’ liability and fire insurance, we do not have any business liability, disruption or litigation insurance coverage for our development operations. Any business disruption or litigation may result in our incurring substantial costs and the diversion of resources.
Compliance with advertising laws and regulations may be difficult and could be costly, and failure to comply could subject us to government sanctions.
Advertising laws and regulations require advertisers, advertising operators and advertising distributors, including businesses such as ours, to ensure that the content of the advertisements they prepare or distribute are fair and accurate and are in full compliance with applicable laws. Violation of these laws or regulations may result in penalties, including fines, confiscation of advertising fees, orders to cease dissemination of the advertisements and orders to publish an advertisement correcting the misleading information. In circumstances involving serious violations, government may revoke a violator’s license for advertising business operations. We endeavor to comply with applicable laws, including by requesting relevant documents from advertisers. However, we cannot assure that each advertisement that an advertiser or advertising agency client provides to us and which we include in our micro-broadcast network programs is in compliance with relevant advertising laws and regulations, or that the supporting documentation and government approvals provided to us by our advertising clients in connection with certain advertising content are complete. Although we review advertising content for compliance with relevant laws and regulations, we cannot assure that we will be able to properly review the content to comply with the standards imposed on us with certainty.
Risks Related to Regulation of Our Business and to Our Structure
We may become, or be deemed to be, a passive foreign investment company, or PFIC, which could result in adverse United States federal income tax consequences to U.S. investors.
Based upon the past and projected composition of our income and valuation of our assets, including goodwill, we believe we were not a passive foreign investment company, or PFIC, for 2015, we do not expect to be a PFIC for 2015, and we do not expect to become one in the future. However, there can be no assurance in this regard. If we become, or are deemed to be, a PFIC, such characterization could result in adverse United States federal income tax consequences to U.S. investors. For example, U.S. investors would become subject to increased tax liabilities under United States federal income tax laws and regulations and would become subject to burdensome reporting requirements. The determination of whether or not we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. Specifically, we will be classified as a PFIC for United States federal income tax purposes if either: (i) 75% or more of our gross income in a taxable year is passive income, or (ii) the average percentage of our assets by value in a taxable year which produce or are held for the production of passive income (which includes cash) is at least 50%. The calculation of the value of our assets will be based, in part, on the then market value of the Shares, which is subject to change. We cannot assure you that we will not be a PFIC for 2015 or any future taxable year.
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
PRC regulations currently permit 100% foreign ownership of companies that provide software development services.  Penalties for violations could include: revoking the business and operating licenses of our PRC subsidiary; discontinuing or restricting our PRC subsidiary’s operations; imposing conditions or requirements with which we or our PRC subsidiary may not be able to comply; requiring us or our PRC subsidiary to restructure the relevant ownership structure or operations; or restricting or prohibiting our ability to finance our business and operations in the PRC. The imposition of any of these penalties could result in a material and adverse effect on our ability to conduct our business.
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

The reporting and functional currency of the Corporation is the U.S. dollar. However, a substantial portion of the expected expenses of Wuxi may be denominated in the Canadian dollar and renminbi (“RMB”), the official currency of the PRC. The value of these currencies against the U.S. dollar may fluctuate and is affected by, among other things, changes in the political and economic conditions in Canada and China. Fluctuations in exchange rates, primarily those involving the U.S. dollar, may affect the relative purchasing power of our working capital and our balance sheet and earnings per share in U.S. dollars. In addition, appreciation or depreciation in the value of the foreign currencies relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations. Fluctuations in the exchange rate will also affect the relative value of any dividend we may issue which will be exchanged into U.S. dollars, and earnings from, and the value of, any U.S. dollar-denominated investments we make in the future.  As a result, fluctuations in exchange rates may have a material adverse effect on your investment.
Risks Relating to our Management
Because our president controls a large percentage of our outstanding shares, he has the ability to influence matters affecting our shareholders.
Our president and chief executive officer, Ross Tocher, beneficially owns more than 42% of our issued and outstanding common shares and all of our outstanding preferred shares which also carry voting rights. As a result, he has the ability to influence matters affecting our shareholders, including the election of our directors, the acquisition or disposition of our assets, and the future issuance of securities. Because he controls such shares, investors may find it difficult to replace our management if they disagree with the way our business is being operated.
Our business depends substantially on the continuing efforts of our senior executives, and our business may be severely disrupted if we lose their services.
Our future success heavily depends upon the continued services of our senior executives and other key employees. In particular, we rely on the expertise, financial assistance and experience of our chief executive officer, Mr. Tocher. We rely on the industry expertise, experience in our business operations and sales and marketing of our senior executives and their working relationships with our employees, other major shareholders, advertising clients, micro-broadcast network sponsors and advertisers, and relevant government authorities. If one or more of our senior executives are unable or unwilling to continue in their present positions, we may not be able to replace them easily or at all. If any of our senior executives joins a competitor or forms a competing company, we may lose clients, suppliers, key professionals and staff members.
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

Corporate Information and Important Events
During the year ended December 31, 2014, we advanced $51,720 to Safestar Products Company Limited, doing business as “WaterFillz®” (“Safestar”), pursuant to a promissory note and general security agreement each entered into on June 25, 2014. On October 3, 2014, we advanced Safestar an additional $45,952. Interest accrued from each advance date on the aggregate principal amount, which bore interest at the rate of 12% per annum, payable monthly. Amounts owing were to be due on July 1, 2015. On January 12, 2015, we provided Safestar with notice of our intention to enforce our security.  Safestar subsequently made an assignment under the Bankruptcy and Insolvency Act (Canada) on February 4, 2015. On March 9, 2015, the Bowra Group Inc. (“Bowra”) was appointed by Qeyos, our wholly-owned subsidiary as the receiver of Safestar, pursuant to the general security agreement made between our company, Qeyos and Safestar. On April 9, 2015, Qeyos made an offer to purchase all of Safestar’s assets, including certain intellectual property, such as the trade name “Waterfillz”, registered in Canada under number TMA792340 and in the United States under number 4143431, along with certain design patents registered in Canada under numbers 137034 and 137037; registered in the United States under numbers 651686 and 651279; and registered in the European Community under number 001827320-0001. On April 17, 2015, Bowra accepted Qeyos’ offer for a purchase amount of $112,990 (CAD$142,000) to be settled by forgiveness of the total principal amount of the loans we made to Safestar, plus accrued interest thereon and pus collection costs of $27,304 (CAD$35,000).  The completion of the acquisition closed on April 30, 2015.
On March 20, 2015, our common shares were listed for trading on the Canadian Securities Exchange under the symbol “QMI”.
On March 20, 2015, we announced a changed of our registrar and transfer agent from Empire Stock Transfer Inc. to VStock Transfer, LLC, which is now our primary transfer agent. We also announced the appointment of TMX Equity Transfer Services as our co-transfer agent and registrar for Canadian purposes in connection with the listing of our common shares on the Canadian Securities Exchange.
On August 5, 2015, the Company announced a private placement financing of convertible debentures to raise gross proceeds of up to $3,000,000. The debentures will be secured by a charge over all of the assets of the Company and its wholly-owned subsidiary, Qeyos Ad Systems Inc., will bear interest at the rate of 10% per annum (“Interest”) and will have a maturity date of three years from the date of issuance. The debentures will be convertible, at the option of the holder, into common shares of the Company at a conversion price of CAD$0.20 per share, subject to adjustment. In addition, 20% of the proceeds received by the Company from the sale of each debenture will be placed in a segregated escrow bank account by the Company, to be used solely to pay interest payable per annum on the principal amount of such debenture (“Interest Reserve Account”), unless waived by the applicable subscriber.  The closing of the first tranche of this financing, which continues to be expected to close in multiple tranches, is to be determined.
As of the date of this Annual Report, we have completed development of our CMS for use on interactive touch screen hardware. The CMS has been tested and proven to improve the ease of use, presentation, and delivery of a wide variety of client based information to those within an organization or to a public audience. It can also be combined with high utility self-service kiosks, such as secure mobile phone charging stations. The CMS is now ready to be marketed and distributed to information technology resellers and consumers around the world.
After rigorous customer use, our proof of technology deployments have been successfully completed with Hilton and Hyatt hotels located in Santa Clara, California. We are awaiting the approval of both hotel chains to add us to their approved vendor lists, to open the way to potential further deployments in the United States and abroad.
Capital Expenditures
During the three fiscal years ended December 31, 2015, 2014 and 2013, we did not undertake any capital expenditures.

Takeover offers
We are not aware of any public takeover offers by third parties in respect of our securities, and we have not made any public takeover offers in respect of any other company’s securities, during the last or current financial year.
B.            Business Overview
General
We are engaged in the business of developing interactive proprietary software for digital media applications and integrating it with hardware. We primarily integrates our proprietary touchscreen software products as user interfaces (“UIs”) and content management systems with flat LCD/LED screens, and computer hardware and related peripherals and enclosures provided by third parties, in the expectation of generating recurring fees under end-user licenses. Our software development business is primarily based in Burnaby, British Columbia, Canada; however throughout the year until December 31, 2015 we also conducted operations in the People’s Republic of China through our subsidiary, Wuxi, which is based outside of Shanghai.  Our sales offices in Las Vegas, Nevada, USA were closed effective May 30th, 2015.
Our customer management system (“CMS”) technology can be used to create incremental revenue in the interactive display industry and in the digital out of home (“DOOH”) signage industry. Therefore, our secondary business strategy is to provide our clients with advertising opportunities through self-service interactive digital kiosks, interactive window displays, interactive transit displays and other interactive out-of-home advertising displays, such as digital wallscapes, spectaculars and mall displays that we plan to operate in North American advertising markets.
Our touch-screen interactive kiosks and displays support mobile software applications (“Apps”) and iPhone/smart phone integration, while enabling users to access relevant information, such as interactive directories, way-finding, promotion incentives, coupons and other instant, on-demand media.
The principal market for our products is North America.  Our CMS technology is intended to support mobile Apps and iPhone/smart phone integration, while enabling our clients’ customers to access relevant information and self-service their needs through interactive directories, way-finding, coupons and other instant, on-demand media. We focus our business development on creating opportunities to deploy private channel solutions for large box retailers to empower them to offer private channel digital marketing into high traffic, public spaces; thus, empowering advertisers to target and engage audiences where and when they shop and socialize.
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
The CMS is now ready to be marketed and distributed to information technology resellers and consumers around the world.  We expect our revenue will increase and our expenses will decrease while we commence the full scale market release of our product offering into established third party sales distribution channels, using the internet as an alternative to the past costs incurred to employ an internal sales staff. In addition, we must identify further opportunities to enter negotiations for definitive agreements to enable us to monetize such opportunities for advertisers to utilize our proprietary interactive touch screen technologies in the large retailer arena.
Production of Interactive Display and Kiosk Products and Support Services
We primarily integrate our proprietary touchscreen software products as UI and CMS with flat screens, and computer hardware and related peripherals and enclosures provided by third parties, in the expectation of generating recurring fees under end-user licenses. The enterprise level solutions we provide are designed to integrate seamlessly with a customer’s IT infrastructure and data and security environments. These solutions are comprised of turn-key software products that include proprietary software, software-embedded hardware, maintenance and support services, content and creative services, installation services and third-party touchscreen displays.

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
•	Technology Platform. Our touch screen software is built in C# and Javascript programming languages to interface other applications, utilizing Microsoft’s “.NET” stack on Windows®. We also utilize technologies such as WPF, WCF, XNA and Prism to create a tiered cloud content management system. We have distinguished our product offering from that of our known competitors by focusing on ease of use and scalability in the hands of our customers. The result of such development is the creation of a content syncing engine that enables customers to manage their own data from server to interactive sign. The core platform that we have created is built to be easily extendable and allows addition of Apps dynamically.
•	Product Branding. QwickView™ is our proprietary digital media player software. QwickView™ hardware is the physical product that acts as a point of service terminal for end users. The hardware consists of a skeleton platform, chassis (outside enclosure) and integrated PC equipment and peripherals. Our proprietary download and content management software is branded Qwick Manager™. The combination of these software products are specifically designed as a comprehensive content management system that can be operated by end users to create and update their own private channel network of both passive digital screens and interactive digital touch screens and kiosks via an intuitive, user-friendly “drag and drop” style of interface.
•	Competitive Advantage. What makes our software different from that of our known competitors is our customers do not have to be particularly technically sophisticated to use this new technology. Most users will be capable of operating this software system without needing to rely upon expensive third party programming consultants or computer technicians for system set-up, or when changes to the system broadcast or information updates are desired. Much of the competitive software we have seen in the digital signage world gives end users a set of features restricting how business objectives can be solved within these limited set of features. Once implemented, end users cannot make their own updates or expand their system information to add new information or interactive features. What makes our software unique is that, upon setup of our base software addressing a customer’s current business needs, customers may easily add functionality and update information in real time, thereby enabling their private network and interactive digital signage to grow with their further business needs.
Technically, there are no creative boundaries, such as limits imposed by third party software applications, intellectual property bottle-necks, platform stability and external technical support requirements. Our software design process is standardized and documented so new employees can be readily integrated. Our software development architecture team in Burnaby, British Columbia provides technical and creative guidance for coders in Wuxi, China.  It is the equivalent of artists working with engineers. Due to time differences, our employees and consultants program in a 24/7 environment. This strategy leverages software production outsourcing, while high execution speed hardware development is presently managed from Burnaby, British Columbia, and outsourced to certain manufacturers in the United States.  To the extent our software development business is conducted in China, it is conducted via Wuxi, our indirect wholly-owned subsidiary.

Industry
Interactive Digital Displays
The interactive display market is expected to exhibit high growth in the next five years. There is growing adoption of interactive displays in applications such as retail, hospitality, industrial, healthcare, government/corporate, transportation, education, entertainment, and other applications. According to a new market research report from Markets & Markets, "Interactive Display Market by Product (Interactive Kiosk, Whiteboard, Table, Video Wall, Monitor), Application (Retail, Education, Healthcare, Entertainment), Panel-Size (17” - 32”, 32” – 65”, Above 65”), & Geography - Global Forecast to 2020", the total interactive display market is expected to reach $14,964.5 Million by 2020, at a CAGR of 12% between 2015 and 2020.
Touch screens are an input device generally layered on top of an electronic visual display. Interactive displays uses an information processing system which requires the user to give an input or control it. It gives users the similar experience on desktops and public venue displays such as on mobile devices and tablets.  The interactive display enables users to interact directly with what is being displayed instead of using a mouse or any other peripheral device. The touchscreen can be operated using one’s fingers or the movement of the hands. The sensors of the touchscreen can effectively locate and detect the touch over its display area.
Interactive displays are used mainly in kiosks which have applications in the financial, government, information, retail, ticketing and check-in, gaming, and healthcare segments. Interactive displays are increasingly used in touchscreen monitors and video walls.  The interactive touch provides an intuitive and fast interface for users and enhances the user experience as they are compact and easy to use. Other products such as interactive tables, whiteboards, video-wall screens, and monitors also make use of interactive displays.
There are several market drivers that are dramatically impacting the traditional digital display industry and driving increased utilization of interactive digital display solutions:
Demand for real-time information—Because of increased technology enablement, both organizations and individual consumers expect information to be more available and timely. Digital signage solutions are increasingly providing organizations with multiple ways of distributing content and data instantly and can provide a richer experience if the operator’s screens include interactive touch-screen functionality.
Social/Local/Mobile or “SoLoMo”—Social media, the need for localized information, and the proliferation and capabilities of mobile smart phones and tablets, are increasingly driving social and professional interactions and present an expanded opportunity for growth in the digital signage industry. Interactive digital signage has the ability to leverage social media feeds and present them in an eye-catching manner, delivering a sense of immediacy and engaging viewers on a timely, highly focused basis through constantly refreshed content. When coupled with mobile and proximity technology, interactive digital displays can deliver content to a relevant and specific location at moments of maximum influence and in a timely and personalized experience.

Big Data—Big Data is the collection and re-purposing of disparate data sources from enterprise systems and the cloud, enabling new, emerging capabilities around trend spotting, real-time decision making, performance management, sentiment analysis and customer service. Organizations around the world are making significant investments in Big Data to identify business, marketing, sales and service opportunities that will differentiate them competitively. Deploying interactive digital display projects using Big Data allows organizations to drive greater content relevance for their audience.
Other factors that are driving the interactive display market include reduced cost, assured ROI from interactive display products, and increasing panel sizes, and more customer engagement with the interactive displays. However, the major restraints for the growth of the market are the higher cost of customization of interactive touch kiosks and tables and low implementation of interactive whiteboards. The increasing usage of interactive displays in the healthcare and entertainment applications is expected to create several opportunities for growth in the market.
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
Mobile and Tablet Solutions
Our CMS technology is intended to support mobile Apps and iPhone/smart phone integration, while enabling our client’s customers to access relevant information and self-service their needs through interactive directories, way-finding, coupons and other instant, on-demand media.
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
We seek to integrate advertising content with non-advertising content, such as news, weather, sports and comedy clips, in our interactive digital TV screen programs. We believe this makes our customers’ consumers more receptive to the advertisements included in our programs and ultimately makes our programs more effective for end users. Our standard programs include, for each advertiser, six 15-second spots of advertising content during each hour of programming and are usually capable of being shown for approximately 10 hours per day.

We plan to derive incremental revenues by selling advertising time slots on our location sponsors’ network to third party advertisers, including both direct advertisers and advertising agencies.
We believe our services provide the following significant benefits to our location sponsors and third party advertisers:
•	Enhanced Consumer Experience. The content provided through an interactive digital media network can provide consumers with an entertaining means to pass time while obtaining relevant information they desire in real time. Our creative team of employees create content to engage users by stimulating their curiosity and driving their fingertips onto our touchscreens, which in turn logs measurable data for evaluating the effectiveness of content engagement. Besides reward marketing principles, another powerful driver is pleasure through entertainment. We believe popular culture conditions users into repetitive consumption through familiarity. Entertainment news is an important engagement mechanism. We believe our CMS technology enhances the consumer experience and adds value to the interactive services or products provided by our clients’ digital signage or touchscreen networks.
•	Incremental Revenue Opportunity. Under the terms of our cooperative services contracts, the Corporation offers location sponsors a share in potential revenue as a means of cost recovery in exchange for the concession rights to play our programs in their venues.
•	Effective Means of Managing Consumer Traffic. We provide opportunities to location sponsors and advertisers to utilize non-advertising time on our network to provide other information to consumers. The ability to provide timely information to consumers allows our interactive digital media network to aid in the management of consumer traffic. The media broadcasting industry is driven by advertising dollars generated through ad placement in TV, radio, newsprint and Internet mediums. We believe the reason for explosive Internet growth is that it provides a non-interruptive mechanism for delivering user driven on-demand content with targeted ads. Traditional media does not provide this instant freedom of interactivity, which appears to have caused losses of audiences to alternative interactive digital mediums that converge content consumption through a digital format.
•	Cost-Effective Media Service. If sufficiently large in scale, we believe a network can allow us to provide our clients’ network location sponsors with a wide range of digital media programs on a cost-effective basis, which may otherwise be costly and time consuming for each sponsor to procure individually.
Competitive Conditions
The worldwide digital signage market is vast and diverse.  In addition to the scope of our product and service portfolio, we compete based upon commercial availability, price, visual performance, brand reputation, power usage and customer service.  Customer requirements vary as to products and services, and as to the size and geographic location of the solutions. We compete with a broad range of companies, including local, national and international organizations, whose offerings differ widely. Some competitors offer a range of products and services, while others offer only a single part of an overall digital signage solution. We primarily compete with several different groups of competitors:
•	software developers in the interactive touch screen technology sector, such as Four Winds Interactive LLC, Omnivex and NCR;
•	advertising companies that operate advertising networks, such as CBSDecaux, and DOOH short of the interactive sector, such as Focus Media, Captivate, ClearChannel and others;
•	in-house advertising companies of large retail chains that may operate their own advertising networks; and
•	other advertising media companies, that focus on Internet, street furniture displays, billboard or public transport advertising mediums, or traditional advertising mediums, such as newspapers, television, magazines and radio, some of which may advertise in the large chain retail locations in which we currently have exclusive contract rights to operate interactive digital displays.

We compete for end users for our digital media products primarily on the basis of the ease of use and extensive features of our content management software solutions. It further competes for advertising clients based upon network size and coverage, location, price, quality of our user interface programs, the range of services that we offer and our brand recognition. Many of our competitors have a variety of competitive advantages over us, such as greater financial and operational resources, longer histories in the DOOH advertising industry, and more extensive networks that extend beyond the interactive sector and offer a more diversified portfolio. This may make their products and services more attractive to advertising clients than ours. In addition, we may also face competition from new entrants into the interactive digital media sector in the future.
Sales and Marketing
We remain committed to building separate sales teams to focus on developing the client base for different interactive media platforms while promoting the broader value that the overall network and these platforms collectively provide to our advertising clients.  Accomplishing this goal requires the successful implementation of the following strategies:
•	We plan to broaden our CMS products and service offerings through new private channel interactive media platforms within the interactive digital display sector, in particular by offering an interactive digital media replacement for passive digital signage, and traditional light box displays, to establish private channel platforms, broaden consumer reach, enhance the effectiveness of advertisements and provide location sponsors and their advertising clients with more choices in selecting and combining different interactive advertising platforms according to their advertising needs and preferences.
•	We plan to grow our CMS technology’s market position and generate revenues by building local sales teams in additional cities to increase sales of advertising time slots and utilization rates in these cities and to increase the number of interactive displays and other interactive displays into emerging private channel network opportunities.
•	We will continue to promote our brand name and the value of interactive displays and kiosks through proactive sales and marketing efforts to identify, solidify and broaden our customer base and our emerging relationships with large retail chains and content providers.
To achieve this goal, we intend to:
•	Build Local Sales Teams in Major Additional Cities and Increase our Sales and Utilization Rate of Advertising Time Slots in these Cities. Currently, we have sales offices in Burnaby, British Columbia and in Las Vegas, Nevada where we maintain our business development and sales network. We plan to build local sales teams in additional cities associated with key regions of location sponsors to strengthen our sales efforts in these cities, further develop relationships with local advertisers, increase direct sales of advertising time slots in these cities, and improve utilization rates, being the percentage of available time slots that we sell to advertisers.
•	Increase the Number of Locations Our Emerging Network. We intend to enter into further cooperative services contracts for concession rights to increase the number of locations that we can place or operate interactive kiosks and interactive digital displays or other displays in order to broaden the viewer reach of the advertisements shown on our network and enhance our current position in many of the most desirable locations.
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

We will continue to promote its brand name through proactive sales and marketing efforts. We believe this will allow us to broaden our client base as well as strengthen our relationships with location sponsors and advertisers.
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
Employees
As of December 31, 2015, the Corporation had ten employees working on software development and hardware integration in Burnaby, British Columbia, and nine employees working on software development in the PRC. Additionally, the Corporation has engaged two contractors, who work in Burnaby, British Columbia.
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
Intellectual Property
To protect our brand and other intellectual property, we rely on a combination of trademark and trade secret laws, as well as confidentiality agreements with our employees, sales agents, contractors and others. We have not yet obtained any patents or trademarks other than our U.S. trade name “Qwick Media”. We completed our registration of the U.S. trade-name “Qwick Media”, which was issued on September 20, 2011 under number 4,029,739. In addition, our Canadian registration for “Qwick Deal”was accepted under registration number TMA885273 on September 14, 2014, and we completed the registration of a United States trade mark for the “Qwick Deal” mark under registration number 4,673,680 on January 20, 2015.
Legal Proceedings
Our company was not a party to, and none of our property was the subject of, any material legal proceeding since January 1, 2015, nor are we currently party to any material legal proceeding or contemplating any legal proceedings which are material to our business.  From time to time, however, we may be subject to various claims and legal actions arising in the ordinary course of business.
Regulation
Advertising regulation comprises laws and rules defining the ways in which products can be advertised in a particular region. Rules can define a wide number of different aspects, such as placement, timing, and content. In the United States, false advertising and health-related ads are regulated the most.  Many communities have their own rules, particularly for outdoor advertising.

Self-Regulation Practices - Code of Advertising Practices in Digital Media
We are committed to delivering our advertisers’ messages to consumers. This role in the arena of public discourse requires both a defence of free speech and sensitivity to contemporary standards and concerns. We recognize the need to balance these demands and therefore adhere to the following code of advertising practices:
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
Particular Matters Related to Business in China
We operate our business in China under a legal regime consisting of the State Council, which is the highest authority of the executive branch of the National People’s Congress, and several ministries and agencies under its authority, including the State Administration for Industry and Commerce.
Regulations on Foreign Exchange in China:
Foreign exchange regulation in China is primarily governed by the following rules: the Foreign Currency Administration Rules (1996), as amended (the “Exchange Rules”), and the Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996) (the “Administration Rules”).
Under the Exchange Rules, the RMB is convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions. Conversion of yuan for capital account items, such as direct investment, loan, security investment and repatriation of investment, however, is still subject to the approval of the State Administration of Foreign Exchange (the “SAFE”).
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

North American Regulation
Particular Matters Related to Business in the United States:
Over the past decade, United States federal and state governments have passed advertising laws that protect consumer privacy and ensure fair and truthful advertising practices online. The Federal Trade Commission Act (the “FTC Act”) allows the Federal Trade Commission (the “FTC”) to act in the interest of all consumers to prevent deceptive and unfair acts or practices. In interpreting Section 5 of the FTC Act, the FTC has determined that a representation, omission or practice is deceptive if it is likely to mislead consumers and affect consumers’ behavior or decisions about the product or service.  In addition, an act or practice is unfair if the injury it causes, or is likely to cause, is substantial, not outweighed by other benefits and not reasonably avoidable.
The FTC Act prohibits unfair or deceptive advertising in any medium. That is, advertising must tell the truth and not mislead consumers. A claim can be misleading if relevant information is left out or if the claim implies something that is not true.  Sellers are responsible for claims they make about their products and services in advertisements. Third parties, such as advertising agencies, also may be liable for making or disseminating deceptive representations if they participate in the preparation or distribution of the advertising, or know about the deceptive claims. Advertising agencies or website designers are responsible for reviewing the information used to substantiate ad claims. They may not simply rely on a seller’s assurance that the claims are substantiated. In determining whether an advertising agency should be held liable, the FTC looks at the extent of the agency’s participation in the preparation of the challenged advertisement, and whether the agency knew or should have known that the advertisement included false or deceptive claims.
Billboards are the most common example of commercial speech that can be regulated at the local or state level. Additionally, many of the newer out-of-home advertising methods, such as video displays, also fall within a city or state’s jurisdiction.
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
Within the United States in recent years, outdoor advertising has become the subject of targeted state and municipal taxes and fees. These laws may affect prevailing competitive conditions in the Corporation’s markets in a variety of ways. Such laws may reduce our expansion opportunities, or may increase or reduce competitive pressure from other members of the outdoor advertising industry. No assurance can be given that existing or future laws or regulations, or the enforcement thereof, will not materially and adversely affect the outdoor advertising industry. However, we contest laws and regulations that we believe unlawfully restrict our constitutional or other legal rights and may adversely impact the growth of our outdoor advertising business or our business.
Federal United States laws, principally, the Highway Beautification Act of 1965 (the “HBA”), regulate outdoor advertising on Federal — Aid Primary, Interstate and National Highway Systems roads. The HBA requires states to “effectively control” outdoor advertising along these roads, and mandates a state compliance program and state standards regarding size, spacing and lighting. The HBA requires any state or political subdivision that compels the removal of a lawful billboard along a Federal — Aid Primary or Interstate highway to pay just compensation to the billboard owner.
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
Plan of Operation
Our business model is predicated upon monetizing our UI and CMS products and service solutions at an enterprise level to derive recurring revenue from licensing.  As a by-product, we seek to establish location sponsored networks in several distinct vertical markets. Such markets include plans for large chain retailers, hotel chains, tradeshow exhibitions and institutions that sponsor their networks by paying for the cost of interactive kiosks and displays and internet connectivity or, alternatively, paying for leasing hardware, with integrated UIs and CMS software products comprising such network.  As such, we will require working capital to fund product development and to maintain sufficient hardware inventory, which is largely produced by third parties on a just in time basis, depending on the scope and size of our future network deployments.
As we have not generated significant revenues from our operations to date, we expect we will need to raise additional financing through the issuance of equity or debt or via shareholder loans from our chief executive officer and other insiders. We require approximately $1,000,000 per year to maintain software development operations at their current level and to fund the costs attributed to wages, rents and general and administrative expenses.
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
The following diagram illustrates the intercorporate relationships among our company and our subsidiaries, Qeyos and Wuxi, as well as the jurisdictions under which each of such entities is incorporated, continued, formed or organized. We, directly and indirectly, beneficially own all of the voting securities of each of Qeyos and Wuxi.

D.            Property, Plant and Equipment
Our principal executive offices and operating headquarters are located in Burnaby, British Columbia, where we lease approximately 500 square meters of office and warehouse space. Our branch office lease of approximately 500 square meters of combined office and warehouse space is located in Surrey British Columbia.
ITEM 4A                          Unresolved Staff Comments
Not applicable.
ITEM 5	Operating and Financial Review and Prospects
The information in this section is presented in accordance with United States generally accepted accounting principles.
A.            Operating Results
The following summary should be read in conjunction with our audited financial statements for the years ended December 31, 2015, 2014 and 2013, which are included in this annual report on Form 20-F.

	Year Ended December 31, 2015 (audited) $	Year Ended December 31, 2014 (audited) $	Year Ended December 31, 2013 (audited) $
Revenue	459,125	89,526	110,553
Expenses
Advertising and promotion	3,511	8,223	13,402
Amortization	15,074	14,954	43,620
Consulting fees	193,667	57,701	32,075
Filing fees	25,196	11,239	12,839
Foreign exchange	(323,724)	(50,759)	84,791
Interest and bank charges	106,719	208,909	208,076
Inventory costs	266,365	147,176	254,342
Management fees	161,428	214,621	241,701
Office and administrative	181,367	205,224	271,134
Professional fees	97,642	125,705	192,171
Rent	140,679	195,255	221,568
Salaries, wages and benefits	777,645	979,960	1,091,594
Travel	19,003	94,864	90,068
Total expenses	1,664,572	2,213,092	2,757,381
Net Loss	1,205,039	2,119,472	2,646,828
Revenue
Revenues increased by $369,599 from $89,526 in the year ended December 31, 2014 to $459,125 for the year ended December 31, 2015.  The increase is attributable mainly to:  (a) an increase in software development activities of $210,373 (from $3,621 in 2014 to $213,994 in 2015); (b) an increase in sales of charging stations of $126,702 (from $7,795 in 2014 to $134,497 in 2015); (c) sales of Waterfillz stations of $33,388 (from $NIL in 2014 to $33,388 in 2015); and offset by (d) a decrease in sales of media kiosks of $20,847 (from $20,847 in 2014 to $NIL in 2015).
Expenses
Year ended December 31, 2015 compared to year ended December 31, 2014
Expenses decreased by $548,520 from $2,213,092 in the year ended December 31, 2014 to $1,664,572 for the year ended December 31, 2015.  The decrease is attributable mainly to decreases of:  (a) $202,315 in salaries and wages (from $979,960 in 2014 to $777,645 in 2015); (b) $102,190 in interest and bank charges (from $208,909 in 2014 to $106,719 in 2015); (c) $75,861 in travel expenses (from $94,864 in 2014 to $19,003 in 2015); (d)  $53,193 in management fees (from $214,621 in 2014 to $161,428 in 2015); (e) $54,576 in rent (from $195,255 in 2014 to $140,679 in 2015); and (f) $272,965 in foreign exchange (from ($50,759) in 2014 to ($323,724) in 2015) offset by increases of:  (g) $135,966 in consulting fees (from $57,701 in 2014 to $193,667 in 2015); (h) $119,189 in inventory costs (from $147,176 in 2014 to $266,365 in 2015).
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

B.            Liquidity and Capital Resources
Our financial position as at December 31, 2015 and December 31, 2014 and the changes for the years then ended are as follows:
Working Capital
	As at December 31, 2015 (audited)	As at December 31, 2014 (audited)	Change Between Fiscal Years
Current assets	$372,398	$590,146	$(217,748)
Current liabilities	$8,023,963	$7,078,568	$945,395
Working capital (deficit)	$(7,651,565)	$(6,488,442)	$1,163,143
Our working capital deficit increased from a deficit of $6,488,422 at December 31, 2014 to a deficit of $7,651,565 at December 31, 2015, due primarily to:  (a)  a decrease in cash from $129,319 in 2014 to $60,161 in 2015; (b) a decrease of loans receivable from $97,672 in 2014 to $NIL in 2015; (c) a decrease in accounts receivable from $218,740 in 2014 to $172,030 in 2015; (d) an increase in accounts payable from $105,637 in 2014 to $207,599 in 2015; (e) an increase in amounts due to related parties from $6,340,101 in 2014 to $6,663,086 in 2015; and (f) an increase in loans payable from related parties of $419,050 in 2015 from $NIL in 2014, attributable primarily to additional shareholder loans made by our president.
Cash Flows
	Year Ended December 31, 2015 (audited)		Year Ended December 31, 2014 (audited)
Net cash (used in) provided by operating activities	$(452,933)		$(110,674)
Net cash provided by financing activities	$(419,050)	$	NIL
Net cash (used in) provided by investing activities	$(35,275)		$(1,334)
(Decrease) increase in cash during the year	$(69,158)		$(112,008)
Cash, beginning of year	$129,319		$241,327
Cash, end of year	$60,161		$129,319
Operating activities used cash of $452,933 during the year ended December 31, 2015 as compared to $110,674 during the year ended December 31, 2014. This decrease was primarily due a decrease in financing from related parties of $1,487,203 (from $1,810,188 in 2014 to $322,985 in 2015); offset by a decrease in net loss of $914,433 (from $2,119,472 in 2014 to $1,205,039).
During the year ended December 31, 2015, we used cash of $35,275 in investing activities for (a) the purchase of equipment of $7,425 (2014 - $1,334); and (b) for the purchase of the Waterfillz business for $27,850 (2014 - $NIL).   Financing activities consisted of $419,050 cash received from loans payable in 2015 (2014 - $NIL).
Anticipated Cash Requirements
We anticipate that we will require the following funds to conduct our plan of operations over the next twelve months:

1.	$180,000 in connection with new technology pilot programs in the United States;
2.	$100,000 in connection with locating, evaluating and negotiating potential business opportunities; and
3.	$720,000 for operating expenses.

We require a minimum of approximately $1,000,000 to proceed with our plan of operation over the next twelve months, exclusive of any acquisition or development costs. This amount may also increase if we are required to carry out due diligence investigations in regards to any prospective investment or business opportunity or if the costs of negotiating an applicable transaction are greater than anticipated.  We have sufficient working capital to enable us to carry out our stated plan of expanding operation over the next twelve months. In addition, we plan to complete private placement sales of our common stock in order to raise the funds necessary to pursue our plan of operation and to fund our working capital in order to enable us to carry out expansion of our operation. There is no assurance that we will be successful in completing any private placement financings.
Going Concern
Due to the uncertainty of our ability to meet our current operating and capital expenses, in their report on the annual financial statements for the year ended December 31, 2015, our independent auditors included an explanatory paragraph regarding concerns about our ability to continue as a going concern. There is substantial doubt about our ability to continue as a going concern as the continuation of our business is dependent upon our achieving a profitable level of operation. The issuance of additional equity securities by us could result in a significant dilution in the equity interests of our current shareholder, and obtaining debt financing, assuming such financing would be available, will increase our liabilities and future cash commitments.
C.            Research and Development, Patents and Licenses etc.
During 2015 software development costs, comprised of salaries, wages and benefits (2015: $777,645; 2014: $979,960; 2013: $1,091,594) were charged to operations as the research and development activities for other components of the product and processes that have not been completed.
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

Name	Position Held	Age	Date First Elected or Appointed
Ross J. Tocher	President, Chief Executive Officer, Secretary, Treasurer and Director	55	September 10, 2008, January 28, 2011(1)
Barbara Welsh	Director	64	January 28, 2011
Brian Petersen	Director	49	January 28, 2011
Kevin Kortje	Chief Financial Officer	58	January 28, 2011
Gregory Dureault	Executive Vice President and General Counsel	56	January 28, 2011
Ted Cowie	Director	67	June 25, 2013
William LeClair	Director	64	April 30, 2014
Steven Koles	Director	47	April 30, 2014
Corrine Tocher	Director	64	August 4, 2015
Peter Nieforth	Chief Operating Officer	47	September 4th, 2015(2)
(1)	Mr. Tocher has served as our president and chief executive officer since September 10, 2008. He has served as a director since January 28, 2011.
(2)	Mr. Nieforth ceased to serve as our chief operating officer effective March17, 2016.
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
An investment banker for over 23 years, he has been involved in over $22 billion of M&A transactions, $22 billion of equity and debt financings, including over $5 billion of initial public offerings. He is also experienced in cross-border M&A and financial products. He has developed an extensive network of financial, industry and other contacts across a broad spectrum of companies and organizations including the private equity sector. His career includes over 16 years with RBC Capital Markets in Toronto, Calgary and Houston and several years working for independent investment banking boutiques in Calgary. He currently provides merchant banking and strategic financial consulting services through BK Petersen Holdings Ltd.  Mr. Petersen also has experience serving as a board member of several private and public companies in Canada.
Mr. Petersen graduated with a bachelor of commerce in finance from UBC’s Sauder School of Business in 1989 and received his Chartered Financial Analyst designation in 1993.
Kevin Kortje
Mr. Kortje was appointed as our chief financial officer on January 28, 2011.  Mr. Kortje is a Chartered Accountant with over 30 years accounting, taxation and software development experience. As an entrepreneur, he has been involved in the development of many unique software applications in sports, gaming, lotteries, accounting, payroll, stock market analysis, securities portfolio management, financial services and enterprise management. He has extensive experience with electronic payment processing technologies, and has recently been successful in pioneering the launch of a payroll cash card program as an alternative to paper cheque payments for employees of businesses in the temporary labor industry. Since 2002, Mr. Kortje has been the President and founder of Middle Earth Technologies Ltd.
Gregory Dureault
Mr. Dureault holds Bachelor’s Degrees in Economics and Law from the University of Saskatchewan earned in 1984. Mr. Dureault has been a member of the British Columbia Law Society since 1985 and was a founding partner in three Vancouver law firms - Johannesen Dureault (1985), Sangra & Mollar (1989), O’Neill & Company (1991-1997); and from 2001 to 2008 was a sole practitioner affiliated with Catalyst Corporate Finance Lawyers.  In 2008, he joined Ross Tocher to form InTouch Digital Media Inc. to begin conducting a digital media business in China.

Ted Cowie
Mr. Cowie has over 46 years of experience as a sales/marketing/advertising executive, going back to CFAX Victoria, CFUN Vancouver, and CFOX Vancouver from 1969-1980. He served as the Vice President Sales and Marketing for Westward Communications from 1980-2000. He is founder of Genuine Advertising, a marketing company, and has been its President since 2000.
Relationships
There are no family relationships between any of the directors or executive officers of our company with the exception that Ross and Corrine Tocher are siblings.
There are no arrangements or understandings between any of the directors and/or executive officers and any other person pursuant to which that director and/or executive officer was selected.
B.            Compensation
Executive Compensation
The following table sets forth all compensation paid or accrued during the year ended December 31, 2015 to our directors, our Chief Executive Officer, Chief Financial Officer and each of the other most highly compensated executive officers whose total compensation exceeded $150,000 in such fiscal year.

SUMMARY COMPENSATION TABLE
Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Ross J. Tocher President, Chief Executive Officer, Secretary, Treasurer and Director(1)	2015	-	-	-	-	-	-	-	Nil
Kevin Kortje Chief Financial Officer(2)	2015	-	-	-	-	-	-	37,055	37,055
Barbara Welsh Director(3)	2015	-	-	-	-	-	-	-	Nil
Brian Petersen Director(3)	2015	-	-	-	-	-	-	28,084	28,084
Ted Cowie(7) Director	2015	-	-	-	-	-	-	-	Nil
Steven Koles(8) Director	2015	--	-	-	9,406	-	-	-	9,406
William LeClair(8) Director	2015	-	-	-	9,406	-	-	-	9,406
Gregory Dureault EVP & General Counsel	2015	-	-	-	-	-	-	65,333	65,333
Corrine Tocher(9) Director	2015	-	-	-	24,776	-	-	-	24,776
Peter Nieforth(10) Chief Operating Officer	2015	-	-	-	104,034	-	-	30,956	134,990
(1)	Mr. Tocher was appointed as our president and chief executive officer effective September 10, 2008 and as a director effective January 28, 2011.
(2)	Mr. Kortje was appointed as our chief financial officer effective January 28, 2011.
(3)	Ms. Welsh and Mr. Petersen were appointed as directors effective January 28, 2011.
(4)	Mr. Kortje received consulting fees of CAD$5,000 per month until September 15, 2015 and $2,500 per month thereafter, payable monthly. The consulting fees are paid to Mr. Kortje’s personal corporation, KII Management Inc.
(7)	Mr. Cowie was appointed as a director on June 25, 2013.
(8)	Messrs. Koles and LeClair were appointed as directors on April 30, 2014.
(9)	Corrine Tocher was appointed as director on August 4th, 2015.
(10)	Peter Nieforth was appointed as chief operating officer on September 4th, 2015. He ceased acting on March 17, 2016.

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
Our audit committee is currently comprised of Brian Petersen, William LeClair and Steven Koles, all of whom are considered “independent.  We have determined that Brian Petersen qualifies as an “audit committee financial expert”. The audit committee reviews and approves the scope of the audit procedures employed by our independent auditors, reviews the results of the auditor’s examination, the scope of audits.  The audit committee also recommends the selection of independent auditors. We do not have a remuneration or compensation committee.
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
D.            Employees
As of December 31, 2015, we had ten employees working on software development and hardware integration in Burnaby, British Columbia, and nine employees working on software development in the PRC. Additionally, the Corporation has engaged six contractors, four of whom work in Burnaby, British Columbia, and two of whom work in Las Vegas, Nevada.
E.            Share Ownership
As of April 19, 2016, we had 71,128,456 common shares issued and outstanding. Of the shares issued and outstanding on that date, our directors and officers owned the following common shares:
Name and Address of Beneficial Owner	Position Held With the Company	Amount and Nature of Beneficial Ownership	Percentage of Class(1)
Ross J. Tocher 8652 Commerce Court Burnaby, BC V5A 4N6	President, Chief Executive Officer and Director	30,325,135common shares(2)	42.63%
		2,027,945 Class A Shares	100%
Kevin Kortje 8652 Commerce Court Burnaby, BC V5A 4N6	Chief Financial Officer	300,000 stock options(3)	0.42%
Barbara Welsh 8652 Commerce Court Burnaby, BC V5A 4N6	Director	300,000 stock options(3)	0.42%
Brian Petersen 8652 Commerce Court Burnaby, BC V5A 4N6	Director	300,000 stock options(3)	0.42%

Gregory Dureault 8652 Commerce Court Burnaby, BC V5A 4N6	Senior Vice President and General Counsel	300,000 stock options(3)	0.42%
Ted Cowie 8652 Commerce Court Burnaby, BC V5A 4N6	Director	75,000 stock options(4)	0.1%
William LeClair 8652 Commerce Court Burnaby, BC V5A 4N6	Director	300,000 stock options(5)	0.42%
Steven Koles 8652 Commerce Court Burnaby, BC V5A 4N6	Director	300,000 stock options(5)	0.42%
Corrine Tocher 8652 Commerce Court Burnaby, BC V5A 4N6	Director	3,488,935 common shares(6)	5.33%
		300,000 stock options
Peter Nieforth 8652 Commerce Court Burnaby, BC V5A 4N6	Chief Operating Officer	1,000,000 stock options(7)	1.4%
Directors and Executive Officers as a Group (10 persons)		36,989,070 (8)	52%
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
(2)	Includes 6,171,021 common shares held by R J Tocher Holdings Ltd., a private company wholly owned by Mr. Tocher, 15,594,628 common shares held by Concept Financial Inc., a private company wholly owned by Mr. Tocher, and 8,259,486 common shares held by In Touch Digital Media, a private company wholly owned by Mr. Tocher. Also includes stock options to acquire 300,000 common shares at an exercise price of $0.20 per share until December 29, 2015 that are now expired.
(3)	Each of Ms. Welsh, Mr. Kortje, Mr. Dureault and Mr. Petersen held stock options to acquire 300,000 common shares at an exercise price of $0.20 per share until December 29, 2015, all of which have now expired.
(4)	Mr. Cowie held stock options to acquire 75,000 common shares at an exercise price of $0.20 per share until November 1, 2015, which are now expired.
(5)	Each of Messrs. LeClair and Koles hold stock options to acquire 300,000 common shares at an exercise price of $0.20 per share until April 30, 2019.
(6)	Includes 3,488,935 Shares held by C E Tocher Holdings Ltd., a private company wholly owned by Ms. Tocher. Corrine Tocher holds stock options to acquire 300,000 common shares at an exercise price of $0.20 per share until July 31, 2020.
(7)	Peter Nieforth held stock options to acquire 1,000,000 common shares at an exercise price of $0.20 per share until August 6, 2020
(8)	Includes 3,475,000 stock options, of which at total of 1,575,000 stock options had expired by December 31, 2015 leaving 1,900,000 stock options outstanding and held by the directors and executive officers as a group.
ITEM 7	Major Shareholders and Related Party Transactions
A.            Major Shareholders
As of April 19, 2016, we had 71,128,456 common shares issued and outstanding.  The following table sets forth persons known to us to be the beneficial owner of more than five (5%) of our common shares as of April 19, 2016:

Name	Number of Common Shares Beneficially Owned	Percentage(1)	Number of Class A Preferred Shares Beneficially Owned	Percentage
Ross J. Tocher(2) 8652 Commerce Court Burnaby, BC V5A 4N6	30,325,135	42.63%	2,027,945	100%
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
(2)	Includes 6,171,021 common shares held by R J Tocher Holdings Ltd., a private company wholly owned by Mr. Tocher, 15,594,628 common shares held by Concept Financial Inc., a private company wholly owned by Mr. Tocher, and 8,259,486 common shares held by In Touch Digital Media, a private company wholly owned by Mr. Tocher. Also includes stock options to acquire 300,000 common shares at an exercise price of $0.20 per share until December 29, 2015 that are now exprired.
The voting rights of our major shareholder do not differ from the voting rights of holders of our company’s shares who are not major shareholders.
As of April 19, 2016, our 71,128,456 issued and outstanding common shares are held as follows:

Location	Number of Shares	Percentage of Shares	Number of Registered Shareholders of Record
Canada	71,050,456	99.89%	176
United States	77,000	0.1%	35
Australia	1,000	-	1
Total	71,128,456	100.00%	212
*      Less than 1%.
There are no arrangements known to us, the operation of which may at a subsequent date result in a change in the control of our company.
B.            Related Party Transactions
For the period beginning on January 1, 2015 until the present, we carried out a number of transactions with related parties in the normal course of business.  These transactions were recorded at their exchange amount, which is the amount of consideration established and agreed to by the related parties.
The following are related party transactions and amounts owing that are not otherwise disclosed elsewhere:
(a)	We paid management fees of $161,428 (2014: $214,621, 2013: $241,701) to companies controlled by officers and/or directors of our company for the year ended December 31, 2015.
(b)	We recorded stock-based compensation of $147,622 (2014: $45,840, 2013: $3,972) as consulting fees paid to directors and officers for the year ended December 31, 2015.
(c)	As of December 31, 2015, amounts owing to related parties consisted of $6,663,086 (2014: $6,340,101, 2013: $4,529,913) owed to a director and companies controlled by a director, As of December 31, 2015, the Company recorded in accounts payable and accrued liabilities: (i) $6,828 (2014 - $16,292) owed to a company controlled by a director; (ii) $7,586 (2014 - $Nil) owed to a company controlled by an officer; (iii) $3,583 (2014 - $Nil) owed to a director of the Company; and (iv) $1,798 (2014 - $Nil) owed to an officer of the Company. The amounts owed are unsecured, non-interest bearing and due on demand.

(d)	During the year ended December 31, 2015, $180,625 (CAD $250,000) were advanced by the President of the Company; and $238,425 (CAD $330,000) were advanced by several directors of the Company. The advances are unsecured, non-interest bearing and due on demand. The Company intends to secure the advances through the issuance of convertible debentures.
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
A. Financial Statements and Other Financial Information
Our financial statements are stated in U.S. dollars and are prepared in accordance with US GAAP.  Financial statements included with this annual company report are listed below:
Audited Annual Financial Statements for Qwick Media Inc. as at December 31, 2015, 2014 and 2013, and for the fiscal years ended December 31, 2015, 2014 and 2013:
(a)	Independent Auditor’s Report of Morgan & Company LLP dated April 8, 2016 on the Financial Statements as at December 31, 2015, 2014 and 2013;
(b)	Balance Sheets at December 31, 2015 and 2014;
(c)	Statements of Operations for the years ended December 31, 2015, 2014 and 2013
(d)	Statements of Cash Flows for the years ended December 31, 2015, 2014 and 2013
(e)	Statement of Shareholders’ Equity (Deficiency) for the years ended December 31, 2015, 2014 and 2013
(f)	Notes to Financial Statements.
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
A.            Offer and Listing Details
Our common shares were initially quoted on the OTC Bulletin Board under the trading symbol “TUSMF” in October 2001. On March 15, 2011, we changed our trading symbol to “QWIKF” and our common shares are now quoted on the Pink Sheets operated by OTC Markets. Trading in our shares on the Pink Sheets has been extremely limited and sporadic. There were no trades of our common shares from 2001 until June 2011 at a price of $0.70 per share; no trades during our fiscal year ending December 31, 2015 and since then the last trade on the Canadian Securities Exchange was on March 10, 2016 at a price of CAD$0.20 per share.
On March 20, 2015, our common shares were listed for trading on the Canadian Securities Exchange under the symbol “QMI” but, to date, none of our shares have been traded on the Canadian Securities Exchange.
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
B.            Plan of Distribution
Not applicable.
C.            Markets
Our common shares are quoted on the Pink Sheets, operated by OTC Markets, under the symbol “QWIKF”.
On March 20, 2015, our common shares also became listed for trading on the Canadian Securities Exchange under the symbol “QMI”. Our shares are not currently listed or quoted for trading on any other market or quotation system.
D.            Selling Shareholders
Not applicable.

E.            Dilution
Not applicable.
F.            Expenses of the Issue
Not applicable.
ITEM 10	Additional Information
A.            Share Capital
Not applicable.
B.            Memorandum and Articles of Association
The information required by this item is incorporated herein by reference from our prospectus filed on June 9, 2009.
C.            Material Contracts
There are no material contracts to which we are a party which were entered into during the last two years immediately preceding April 19, 2016.
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

Our management, including our principal executive officer and principal financial officer, conducted an evaluation of the design and operation of our internal control over financial reporting as of December 31, 2015 based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, our management concluded our internal control over financial reporting was effective as at December 31, 2013. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues, if any, within our company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake.
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
Our current independent public accountants provided audit and other services during the fiscal years ended December 31, 2015 and 2014 as follows:

	2015 ($)	2014 ($)
Audit Fees	23,856	27,153
Audit-Related Fees	-	-
Tax Fees	-	-
All Other Fees	-	-
Total Fees	23,856	27,153
We do not use Morgan & Company LLP, Chartered Professional Accountants, for financial information system design and implementation.  These services, which include designing or implementing a system that aggregates source data underlying the financial statements or generates information that is significant to our financial statements, are provided internally or by other service providers.  We do not engage Morgan & Company LLP, Chartered Professional Accountants, to provide compliance outsourcing services.

Effective May 6, 2003, the Securities and Exchange Commission adopted rules that require that before Morgan & Company LLP, Chartered Professional Accountants, is engaged by us to render any auditing or permitted non-audit related service, the engagement be:
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
Our board of directors has considered the nature and amount of fees billed by Morgan & Company LLP, Chartered Professional Accountants, and believes that the provision of services for activities unrelated to the audit is compatible with maintaining Morgan & Company LLP’s Chartered Professional Accountants independence.
ITEM 16D.                          Exemption from the Listing Standards for Audit Committees
Not applicable.
ITEM 16E                          Purchases of Equity Securities by the Company and Affiliated Purchasers
Not applicable.
ITEM 16F                          Change in Registrant’s Certifying Accountant
Not applicable.
ITEM 16G                          Corporate Governance
Not applicable.
ITEM 16H                          Mine Safety Disclosure
Not applicable.

ITEM 17	Financial Statements
Financial Statements Filed as Part of this Report:
Audited Annual Financial Statements for Qwick Media Inc. as at December 31, 2015, 2014 and 2013:
(a)	Independent Auditor’s Report of Morgan & Company LLP dated April 8, 2016 on the Financial Statements as at December 31, 2015, 2014 and 2013;
(b)	Balance Sheets at December 31, 2015 and 2014;
(c)	Statements of Operations for the years ended December 31, 2015, 2014 and 2013
(d)	Statements of Cash Flows for the years ended December 31, 2015, 2014 and 2013
(e)	Statement of Stockholders’ Equity (Deficiency) for the years ended December 31, 2015, 2014 and 2013
(f)	Notes to Financial Statements.

QWICK MEDIA INC.

CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2015, 2014 and 2013
(Stated in U.S. Dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and Shareholders of
Qwick Media Inc.

We have audited the accompanying consolidated balance sheets of Qwick Media Inc. and subsidiaries as of December 31, 2015 and 2014, and the related consolidated statements of operations, cash flows, and shareholders’ deficiency for each of the three years in the period ended December 31, 2015.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Qwick Media Inc. and subsidiaries as of December 31, 2015 and 2014, and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern.  As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations, has negative cash flows, has a shareholders’ deficiency and is dependent upon obtaining adequate financing to fulfill its development activities and upon future profitable operations.  These factors raise substantial doubt about its ability to continue as a going concern.  Management’s plans in regard to these matters are also discussed in Note 1.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Vancouver, Canada	“Morgan & Company LLP”

April 8, 2016	Chartered Professional Accountants

PO Box 10007, 1630 – 609 Granville Street, Vancouver, British Columbia, Canada V7Y 1A1 Tel: (604) 687 – 5841 Fax: (604) 687 – 0075 www.morgancollp.com

QWICK MEDIA INC.

CONSOLIDATED BALANCE SHEETS
 (Stated in U.S. Dollars)

	DECEMBER 31,
	2015	2014
ASSETS

Current
Cash	$60,161	$129,319
Receivables	172,030	218,740
Loans receivable	–	97,672
Accrued interest receivable	–	3,879
Inventory	101,009	114,694
Prepaid expenses	39,198	25,842
Total Current Assets	372,398	590,146

Property and Equipment	28,943	23,457

Intangible Assets	100,240	–

Total Assets	$501,581	$613,603

LIABILITIES

Current
Accounts payable and accrued liabilities	$207,599	$105,637
Due to related parties	6,663,086	6,340,101
Loans payable to related parties	419,050	–
Accrued dividends payable	734,228	632,830
Total Liabilities	8,023,963	7,078,568

Redeemable Preferred Shares	2,027,945	2,027,945

SHAREHOLDERS’ DEFICIENCY

Share Capital

Authorized: 400,000,000 common shares, $0.001 par value; 100,000,000 preferred shares, $0.001 par value, and series as determined by directors.

Issued: 71,128,456 common shares at December 31, 2015 and 2014	71,128	71,128

Additional Paid-in Capital	5,029,013	4,881,391

Deficit	(14,650,468)	(13,445,429)
Total Shareholders’ Deficiency	(9,550,327)	(8,492,910)

Total Liabilities and Shareholders’ Deficiency	$501,581	$613,603
Going Concern, Commitments and Contractual Obligations (Notes 1 and 10)

The accompanying notes are an integral part of these consolidated financial statements.

QWICK MEDIA INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
(Stated in U.S. Dollars)

	YEARS ENDED DECEMBER 31,
	2015	2014	2013

Revenue	$459,125	$89,526	$110,553

Expenses
Advertising and promotion	3,511	8,223	13,402
Amortization	15,074	14,954	43,620
Consulting fees	193,667	57,701	32,075
Filing fees	25,196	11,239	12,839
Foreign exchange	(323,724)	(50,759)	84,791
Interest and bank charges	106,719	208,909	208,076
Inventory costs	266,365	147,176	254,342
Management fees	161,428	214,621	241,701
Office and administrative	181,367	205,244	271,134
Professional fees	97,642	125,705	192,171
Rent	140,679	195,255	221,568
Salaries, wages and benefits	777,645	979,960	1,091,594
Travel	19,003	94,864	90,068
Total Expenses	1,664,572	2,213,092	2,757,381

Operating Loss	(1,205,447)	(2,123,566)	(2,646,828)
Other Income
Interest income	408	4,094	–
Net Loss For The Year	$(1,205,039)	$(2,119,472)	$(2,646,828)

Basic And Diluted Loss Per Common Share	$(0.02)	$(0.03)	$(0.04)

Weighted Average Number Of Common Shares Outstanding	71,128,456	71,128,456	71,128,456

The accompanying notes are an integral part of these consolidated financial statements.

QWICK MEDIA INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Stated in U.S. Dollars)

	YEARS ENDED DECEMBER 31,
	2015	2014	2013

Cash Flows (Used In) Provided By:
Operating Activities
Net loss for the year	$(1,205,039)	$(2,119,472)	$(2,646,828)

Adjustments to reconcile net loss to net cash used in operating activities:
Amortization	15,074	14,954	43,620
Share-based compensation	147,622	45,840	9,452
Accrued interest receivable	–	(3,879)	–
Inventory obsolescence	26,699	–	–

Changes in operating assets and liabilities:
Receivables	46,710	(36,478)	(29,699)
Loans receivable	16,026	(97,672)	–
Prepaid expenses	(13,356)	(23,681)	(1,271)
Inventory	(13,014)	115,899	113,615
Due to related parties	322,985	1,810,188	2,455,953
Accrued dividends payable	101,398	202,795	202,794
Accounts payable and accrued liabilities	101,962	(19,168)	(49,589)
Net cash (used in) provided by operating activities	(452,933)	(110,674)	98,047

Investing Activities
Cash paid to acquire business	(27,850)	–	–
Purchase of equipment	(7,425)	(1,334)	−
Net cash used in investing activities	(35,275)	(1,334)	−

Financing Activity
Proceeds from loans payable to related parties	419,050	–	−
Net cash provided by financing activity	419,050	–	−

Net (Decrease) Increase In Cash	(69,158)	(112,008)	98,047

Cash, Beginning Of Year	129,319	241,327	143,280

Cash, End Of Year	$60,161	$129,319	$241,327

The accompanying notes are an integral part of these consolidated financial statements.

QWICK MEDIA INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ DEFICIENCY
 YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013
(Stated in U.S. Dollars)

	SHARE CAPITAL
	Number of		Additional
	Common		Paid-in
	Shares	Par Value	Capital	Deficit	TOTAL
Balance, December 31, 2012	71,128,456	$71,128	$4,826,099	$(8,679,129)	$(3,781,902)

Share-based compensation	–	–	9,452	–	9,452
Net loss for the year	–	–	–	(2,646,828)	(2,646,828)
Balance, December 31, 2013	71,128,456	71,128	4,835,551	(11,325,957)	(6,419,278)

Share-based compensation	–	–	45,840	–	45,840
Net loss for the year	–	–	–	(2,119,472)	(2,119,472)
Balance, December 31, 2014	71,128,456	71,128	4,881,391	(13,445,429)	(8,492,910)

Share-based compensation	–	–	147,622	–	147,622
Net loss for the year	–	–	–	(1,205,039)	(1,205,039)
Balance, December 31, 2015	71,128,456	$71,128	$5,029,013	$(14,650,468)	$(9,550,327)

The accompanying notes are an integral part of these consolidated financial statements.

QWICK MEDIA INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ DEFICIENCY
 YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013
(Stated in U.S. Dollars)
1.    NATURE OF OPERATIONS AND GOING CONCERN
a)    Organization
Qwick Media Inc. (the “Company”) is governed by the corporate laws of the Cayman Islands.  It is currently a reporting issuer in the Provinces of British Columbia and Ontario, Canada.  Principal executive offices are located in Vancouver, British Columbia, Canada.  The registered office is in the Cayman Islands.
The Company was incorporated on October 5, 2000 under the laws of the State of Nevada.  Effective June 26, 2006, it re-domiciled from the State of Nevada to the State of Washington.  Effective July 7, 2009, it re-domiciled from the State of Washington to the State of Wyoming for the sole purpose of effecting a continuance to the Cayman Islands.  Effective July 28, 2009, the Company re-domiciled to the Cayman Islands and became a foreign private issuer with the United States Securities and Exchange Commission (the “SEC”).
On October 6, 2009, the Company changed its name from “Tuscany Minerals, Ltd.” to “Tuscany Minerals Ltd.”.  On June 22, 2010, the Company changed its name to “Qwick Media Inc.”.
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
For accounting purposes, the acquisition was accounted for at historical carrying values in a manner similar to the pooling of interests method, since the chief executive officer and controlling shareholder of the Company was also the chief executive officer and controlling shareholder of Qeyos.  Transfers or exchanges of equity instruments between entities under common control are recorded at the carrying amount of the transferring entity at the date of transfer, and fair value, goodwill or other intangible asset adjustments are not recorded. Our consolidated financial statements and reported results of operations reflect these carryover values, and our reported results of operations and shareholders’ deficiency have been retroactively restated for all periods presented to reflect the results of operations of Qeyos and the Company as if the acquisition had occurred on September 30, 2009, the date the Company and Qeyos commenced common control.
On April 19, 2011, the Company incorporated Wuxi Xun Fu Information Technology Co., Ltd. (“Wuxi”) in the People’s Republic of China. Wuxi is wholly-owned by Qeyos, making it a wholly-owned, indirect subsidiary of the Company.
For all periods presented, all significant inter-company accounts and transactions have been eliminated in the consolidated financial statements.
b)    Going Concern
The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern.
As shown in the accompanying consolidated financial statements, the Company has incurred accumulated losses of $14,650,468 as at December 31, 2015. The future of the Company is dependent upon its ability to obtain adequate financing and upon future profitable operations. Management has plans to seek additional capital financing through private placement and a public offering of the Company’s common shares and from the issuance of promissory notes. These factors raise substantial doubt regarding the Company’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts of and classification of liabilities that might be necessary in the event the Company cannot continue in existence.

QWICK MEDIA INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ DEFICIENCY
 YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013
(Stated in U.S. Dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”), and are expressed in US dollars. These consolidated financial statements include the accounts of the Company and the accounts of the Company’s wholly owned subsidiaries, Qeyos, incorporated in British Columbia, Canada, and Wuxi, incorporated in the People’s Republic of China. The Company’s fiscal year-end is December 31.  Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which have been made using careful judgement.
The consolidated financial statements have, in management’s opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:
a)    Cash and Cash Equivalents
Cash consists of cash on deposit with high quality major financial institutions. The carrying amounts approximated fair market value due to the liquidity of these deposits.  For purposes of the balance sheets and statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.  The Company had no cash equivalents at December 31, 2015 and 2014.
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
d)    Software Development Costs
The Company accounts for software development costs in accordance with Accounting Standards Codification (“ASC”) 985-20, Software - Cost of Software to Be Sold, Leased, whereby costs for the development of new software products and substantial enhancements to existing software products are expensed as incurred until technological feasibility has been established and all research and development activities for the other components of the product or processes have been completed, at which time any additional costs are capitalized. In accordance with ASC 985-705, software modification costs to satisfy upgrades and changes in system configurations are expensed as incurred.

To December 31, 2015, software development costs, comprised of salaries, wages and benefits, and direct overhead, have been charged to operations as the research and development activities for other components of the product and processes have not been completed.

QWICK MEDIA INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ DEFICIENCY
 YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013
(Stated in U.S. Dollars)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
e)    Inventory
Inventory is recorded at the lower of cost or market, with cost being determined on the weighted average method.  When required, a provision is made to reduce excess and obsolete inventory to estimated net realizable value.  The net realizable value of inventory is generally considered to be the selling price in the ordinary course of business, less the estimated costs of completion and estimated costs to make the sale.  Inventory consists of computers, monitors, printers, parts and enclosures, and general inventory.
f)    Equipment and Amortization
Equipment is recorded at cost and amortized using the declining-balance and straight-line method at rates determined to estimate the useful lives of the assets. The annual rates used in calculating amortization are as follows:
Computer hardware	30% straight-line
Computer software	50% declining-balance
Office furniture	20% declining-balance
Equipment	30% declining-balance
g)	Intangible Assets
Patents, trademarks and other rights have been capitalized in accordance with ASC 350-40, Intangibles – Goodwill and Other – Internal-Use Software. Amortization is calculated on a straight line basis over an estimated useful life of 10 years.
If the total of the expected undiscounted future cash flows is less than the carrying amount of the asset, a loss is recognized for the excess of the carrying value over the fair value of the asset.
h)    Foreign Currency Translation
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
i)    Basic and Diluted Loss Per Share
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
j)    Fair Value of Financial Instruments
ASC 820, Fair Value Measurements and Disclosures, and ASC 825, Financial Instruments, establish a three-tier value hierarchy, which prioritizes the inputs used in measuring fair value.  The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

QWICK MEDIA INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ DEFICIENCY
 YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013
(Stated in U.S. Dollars)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
k)    Fair Value of Financial Instruments (Continued)
These tiers are:
•	Level 1 – defined as observable inputs such as quoted prices in active markets;
•	Level 2 – defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
•	Level 3 – defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.
Cash consists of cash on deposit with a high quality major financial institution.  The carrying cost approximates fair value due to the liquidity of these deposits.  The carrying amounts of other financial assets and liabilities, comprising receivables, loans receivable, accounts payable and accrued liabilities, and due to and loans payable to related parties, were a reasonable approximation of their fair value.
l)    Income Taxes
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
m)    Asset Impairment
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
n)    Comprehensive Loss
ASC 220, Comprehensive Income, establishes standards for the reporting and display of comprehensive items in the consolidated financial statements.  As at December 31, 2015, 2014 and 2013, the Company had no items that represent a comprehensive income or loss and, therefore, has not included a statement of comprehensive loss in the consolidated financial statements.
o)    Equity Instruments
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

QWICK MEDIA INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ DEFICIENCY
 YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013
(Stated in U.S. Dollars)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
o)    Equity Instruments (Continued)
The Company has a share-based compensation plan which is described more fully in Note 8.  The Company measures the compensation cost of stock options and other share-based awards to employees and directors at fair value at the grant date and recognizes compensation expense over the requisite service period for awards expected to vest. Except for transactions with employees and directors, all transactions in which goods or services are the consideration received for the issuance of equity instruments are accounted for based on the fair value of the consideration received, or the fair value of the equity instruments issued, whichever is more reliably measurable.  Additionally, the Company has determined that the dates used to value the transaction are either:
i)	The date at which a commitment for performance by the counter party to earn the equity instruments is established; or
ii)	The date at which the counter party’s performance is complete.
p)    Recent Accounting Pronouncements
In April 2014, the Financial Accounting Standards Board (“FASB”) issued  Accounting Standards Update ("ASU") 2014-8, Presentation of Financial Statements and Property, Plant and Equipment: Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity.  The core principle of the guidance raises the threshold for a disposal to qualify as a discontinued operation and requires new disclosures of both discontinued operations and certain other disposals that do not meet the new definition of a discontinued operation.  The amendments in this ASU are effective prospectively for disposals (or classifications as held for sale) of components of an entity that occur within annual periods beginning on or after December 15, 2014, and interim periods within those years.  Early adoption is permitted but only for disposals (or classifications as held for sale) that have not been reported in financial statements previously issued or available for issuance.  The Company’s January 1, 2015 adoption of the updated guidance had no impact on the Company’s consolidated financial position, results of operations or cash flows.
In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606), which modifies how all entities recognize revenue, and consolidates into one ASC Topic (ASC Topic 606, Revenue from Contracts with Customers) the current guidance found in ASC Topic 605, Revenue Recognition, and various other revenue accounting standards for specialized transactions and industries. The core principle of the guidance is that “an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.” In achieving this objective, an entity must perform five steps: (1) identify the contract(s) with a customer, (2) identify the performance obligations of the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when (or as) the entity satisfies a performance obligation. ASU 2014-09 also clarifies how an entity should account for costs of obtaining or fulfilling a contract in a new ASC Subtopic 340-40, Other Assets and Deferred Costs - Contracts with Customers.
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

QWICK MEDIA INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ DEFICIENCY
 YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013
(Stated in U.S. Dollars)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
p)    Recent Accounting Pronouncements (Continued)
In June 2014, the FASB issued ASU 2014-12, Compensation – Stock Compensation: Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period.  The core principle of the guidance requires that a performance target that affects vesting and that could be achieved after the requisite service period should be treated as a performance condition.  The amendments in this ASU are effective for annual periods and interim periods within those annual periods beginning after December 15, 2015.  Early adoption is permitted.  Entities may apply the amendments in ASU 2014-12 either: (a) prospectively to all awards granted or modified after the effective date; or (b) retrospectively to all awards with performance targets that are outstanding as of the beginning of the earliest annual period presented in the financial statements and to all new or modified awards thereafter.  The Company does not expect this update to have a material impact on its consolidated statements.
In August 2014, the FASB issued ASU 2014-15, Presentation of Financial Statements – Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern. The update provides GAAP guidance on management’s responsibility in evaluating whether there is substantial doubt about a company’s ability to continue as a going concern and about related footnote disclosures.  The amendements in this update are effective for annual periods ending after December 15, 2016, and for annual periods and interim periods thereafter.  Early adoption is permitted.  The Company does not expect this update to have a material impact on its consolidated financial statements.
In November 2014, the FASB issued ASU 2014-17, Business Combinations (Topic 805) – Pushdown Accounting.  The amendments in this update provide an acquired entity with an option to apply pushdown accounting in its separate financial statements upon occurrence of an event in which an acquirer obtains control of the acquired entity.  The amendments in this update became effective on November 18, 2014.  After the effective date, an acquired entity could make an election to apply the guidance to future change-in-control events or to its most recent change-in-control event.  However, if the financial statements for the period in which the most recent change-in-control event occurred already have been issued or made available to be issued, the application of this guidance would be a change in accounting principle.  The Company does not expect this update to have a material impact on its financial statements.
In April 2015, the FASB issued ASU 2015-03 Simplifying the Presentation of Debt Issuance Costs. This update requires capitalized debt issuance costs to be classified as a reduction to the carrying value of debt rather than a deferred charge, as is currently required. This update will be effective for the Company for all annual and interim periods beginning after December 15, 2015 and is required to be adopted retroactively for all periods presented, and early adoption is permitted. The Company is currently evaluating the expected impact of this new accounting standard on its financial statements.
In August 2015, the FASB issued ASU 2015-14, "Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date". The amendments in ASU 2015-14 defer the effective date of ASU 2014-09 for all entities by one year. Public business entities, certain not-for-profit entities, and certain employee benefit plans should apply the guidance in ASU 2014-09 to annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. Earlier application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. The Company is currently in the process of evaluating the impact of the adoption on its consolidated financial statements.

QWICK MEDIA INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ DEFICIENCY
 YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013
(Stated in U.S. Dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
p)    Recent Accounting Pronouncements (Continued)
In August 2015, the FASB issued ASU 2015-15, "Interest - Imputation of Interest (Subtopic 835-30) - Presentation and Subsequent Measurement of Debt Issuance Costs Associated with Line-of-Credit Arrangements". On April 7, 2015, the FASB issued ASU 2015-03, Interest-Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs, which requires entities to present debt issuance costs related to a recognized debt liability as a direct deduction from the carrying amount of that debt liability. Given the absence of authoritative guidance within ASU 2015-03 for debt issuance costs related to line-of-credit arrangements, the SEC staff stated that they would not object to an entity deferring and presenting debt issuance costs as an asset and subsequently amortizing the deferred debt issuance costs ratably over the term of the line-of-credit arrangement, regardless of whether there are any outstanding borrowings on the line-of-credit arrangement. The adoption of this standard is not expected to have a material impact on the Company's consolidated financial statements.
In September 2015, the FASB issued ASU 2015-16, "Business Combinations (Topic 805): Simplifying the Accounting for Measurement-Period Adjustments". The amendments in ASU 2015-16 require that an acquirer recognize adjustments to estimated amounts that are identified during the measurement period in the reporting period in which the adjustment amounts are determined. The amendments require that the acquirer record, in the same period's financial statements, the effect on earnings of changes in depreciation, amortization, or other income effects, if any, as a result of the change to the estimated amounts, calculated as if the accounting had been completed at the acquisition date. The amendments also require an entity to present separately on the face of the income statement or disclose in the notes the portion of the amount recorded in current-period earnings by line item that would have been recorded in previous reporting periods if the adjustment to the estimated amounts had been recognized as of the acquisition date. The adoption of this standard is not expected to have a material impact on the Company's consolidated financial statements.
In November 2015, the FASB issued ASU 2015-17, "Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes". The amendments in ASU 2015-17 eliminates the current requirement for organizations to present deferred tax liabilities and assets as current and noncurrent in a classified balance sheet. Instead, organizations will be required to classify all deferred tax assets and liabilities as noncurrent. The amendments in this ASU are effective for public business entities for financial statements issued for annual periods beginning after December 15, 2016, and interim periods within those annual periods. The amendments may be applied prospectively to all deferred tax liabilities and assets or retrospectively to all periods presented. The Company is currently in the process of evaluating the impact of the adoption on its consolidated financial statements.
In January 2016, the FASB issued ASU 2016-01, "Financial Instruments-Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities." The amendments in ASU 2016-01, among other things, requires equity investments (except those accounted for under the equity method of accounting, or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income; requires public business entities to use the exit price notion when measuring the fair value of financial instruments for disclosure purposes; requires separate presentation of financial assets and financial liabilities by measurement category and form of financial asset (i.e., securities or loans and receivables); eliminates the requirement for public business entities to disclose the method(s) and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost. The amendments in this ASU are effective for public companies for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The new guidance permits early adoption of the own credit provision. In addition, the new guidance permits early adoption of the provision that exempts private companies and not-for-profit organizations from having to disclose fair value information about financial instruments measured at amortized cost. The Company is currently in the process of evaluating the impact of the adoption on its consolidated financial statements.

QWICK MEDIA INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ DEFICIENCY
 YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013
(Stated in U.S. Dollars)

3.	ACQUISITION OF WATERFILLZ
On June 25, 2014, the Company advanced $47,310 (CAD$60,000) to Safestar Products Company Limited (operating under the name “Waterfillz”) pursuant to a promissory note and general security agreement. Waterfillz produces water delivery system kiosks that manage large volume water provision in high traffic areas. On October 3, 2014, the Company further advanced $42,034 (CAD$53,309) to Waterfillz.  The loans bore interest at 12% per annum payable monthly, and were due on July 1, 2015.

On January 12, 2015, the Company provided Notices of Intention to Enforce Security to Waterfillz, which made an assignment under the Bankruptcy and Insolvency Act (Canada) on or about February 4, 2015. On March 9, 2015, the Company appointed a receiver under the general security agreement made between the Company and Waterfillz. On April 9, 2015, the Company made an offer to purchase all of the Waterfillz assets, including certain intellectual property, tradename and design patents.  On April 17, 2015, the receiver accepted the Company’s offer for a purchase price of $112,990 (CAD$142,000) by debt settlement of the principal amount plus accrued interest.  On April 30, 2015, the Company completed the acquisition.  The Company assessed the transaction and determined that the acquisition constituted an acquisition of Waterfillz under ASC 805, Business Combinations.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the acquisition date.

$
Property and equipment	5,570
Intangible assets	107,420

Total purchase price	112,990

Of the $107,420 of acquired intangible assets, $78,214 was assigned to registered trademarks, $21,818 was assigned to patents and $7,388 was assigned to intellectual property that was recognized at fair value on the acquisition date. The acquired intangible assets are subject to a useful life of approximately 10 years.

The amounts of revenue and losses of Waterfillz included in the Company’s consolidated statement of operations from the acquisition date to the period ending December 31, 2015 are as follows:

$
Revenue	−
Losses	71,206

The Company has not included pro forma consolidated disclosures as the acquisition of Waterfillz did not represent a material business acquisition.

QWICK MEDIA INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ DEFICIENCY
 YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013
(Stated in U.S. Dollars)

4.    INVENTORY

	2015	2014

Computers	$18,154	$28,979
Monitors	44,131	66,747
Printers	979	1,398
Parts and enclosures	2,594	3,855
General	35,151	13,715
	$101,009	$114,694

During the year, the Company recorded inventory obsolescence in the amount of $26,699 (2014 - $126,315).

5.    PROPERTY AND EQUIPMENT

	2015
	Cost	Accumulated Amortization	Net Book Value

Computer hardware	$38,713	$35,361	$3,352
Computer software	1,950	1,723	227
Office furniture	11,828	4,288	7,540
Equipment	49,662	31,838	17,824
	$102,153	$73,210	$28,943

	2014
	Cost	Accumulated Amortization	Net Book Value

Computer hardware	$38,713	$33,888	$4,825
Computer software	1,950	1,447	503
Office furniture	21,012	17,073	3,939
Equipment	42,590	28,400	14,190
	$104,265	$80,808	$23,457

6.    INTANGIBLE ASSETS

	2015
	Cost	Accumulated Amortization	Net Book Value

Trademarks	$78,214	$5,232	$72,982
Patents	21,818	1,455	20,363
Intellectual property	7,388	493	6,895
	$107,420	$7,180	$100,240

The Company did not have any intangible assets at December 31, 2014.

QWICK MEDIA INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ DEFICIENCY
 YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013
(Stated in U.S. Dollars)

7.    RELATED PARTY TRANSACTIONS AND AMOUNTS OWING
For the year ended December 31, 2015, the Company carried out a number of transactions with related parties in the normal course of business.  These transactions were recorded at their exchange amount, which is the amount of consideration established and agreed to by the related parties.
The following are related party transactions and amounts owing at December 31, 2015 that are not otherwise disclosed elsewhere:
a)	The Company paid management and consulting fees of $206,932 (2014 - $268,945; 2013 - $240,210) to companies controlled by officers and directors for the year ended December 31, 2015.
b)	The Company recorded share-based compensation of $147,622 (2014 - $45,832; 2013 - $3,972) as consulting fees paid to directors and officers for the year ended December 31, 2015.
c)	As of December 31, 2015, $6,663,086 (2014 - $6,340,101) were owed to a director and companies controlled by that director. The amounts owed are unsecured, non-interest bearing and due on demand.
d)	As of December 31, 2015, the Company recorded in accounts payable and accrued liabilities: (i) $6,828 (2014 - $16,292) owed to a company controlled by a director; (ii) $7,586 (2014 - $Nil) owed to a company controlled by an officer; (iii) $3,583 (2014 - $Nil) owed to a director of the Company; and (iv) $1,798 (2014 - $Nil) owed to an officer of the Company. The amounts owed are unsecured, non-interest bearing and due on demand.
e)	During the year ended December 31, 2015, $180,625 (CAD $250,000) were advanced by the President of the Company; and $238,425 (CAD $330,000) were advanced by several directors of the Company. The advances are unsecured, non-interest bearing and due on demand. The Company intends to secure the advances through the issuance of convertible debentures.

8.    STOCK OPTIONS
The Company adopted a Stock Option Plan under which the Company can grant up to 6,620,230 common shares to its officers, directors, employees and consultants.
On August 5, 2015, the Company granted 300,000 stock options to a director of the Company, each of which is exercisable into one common share of the Company at a price of $0.20 per share until July 31, 2020.  These options will vest as follows: 100,000 on July 31, 2015, 100,000 on July 31, 2016 and 100,000 on July 31, 2017.
On September 4, 2015, the Company granted 1,000,000 stock options to an officer of the Company, each of which is exercisable into one common share of the Company at a price of $0.20 per share until September 4, 2020.  These options will vest as follows: 500,000 on September 4, 2015, 250,000 on September 4, 2016 and 250,000 on September 4, 2017.
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
The fair values of stock options granted were estimated at the date of grant using the Black-Scholes option-pricing model, and the weighted average grant date fair value of stock options granted during the year ended December 31, 2015 was $0.158 (2014 - $0.114, 2013 - N/A).  During the year ended December 31, 2015, the Company recorded share-based compensation of $147,622 (2014 - $45,840, 2013 - $9,452) as consulting expenses related to the vesting of stock options.

QWICK MEDIA INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ DEFICIENCY
 YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013
(Stated in U.S. Dollars)

8.    STOCK OPTIONS (Continued)
The fair value assumptions used were as follows:
	2015	2014	2013

Expected dividend yield	0%	0%	N/A
Risk-free interest rate	1.51%	1.74%	N/A
Expected volatility	111%	68%	N/A
Expected option life (in years)	4.94	5.00	N/A

The following table summarizes the continuity of the Company’s stock options:
	Number of Options	Weighted Average Exercise Price	Weighted-Average Remaining Contractual Term (years)

Outstanding, December 31, 2013	2,460,000	$0.26	1.86

Granted	600,000	$0.20
Expired	(510,000)	$0.36

Outstanding, December 31, 2014	2,550,000	$0.22	1.75

Granted	1,300,000	$0.20
Expired	(1,950,000)	$0.23
Outstanding, December 31, 2015	1,900,000	$0.20	4.20

Exercisable, December 31, 2015	1,000,000	$0.20	4.09

A summary of the status of the Company’s non-vested options and changes are presented below:
	Number of Options	Weighted Average Grant Date Fair Value

Non-vested at December 31, 2013	75,000	$0.001

Granted	600,000	$0.11
Vested	(275,000)	$0.08

Non-vested at December 31, 2014	400,000	$0.11
Granted	1,300,000	$0.16
Vested	(800,000)	$0.15

Non-vested at December 31, 2015	900,000	$0.15
As at December 31, 2015, there was $80,823 (2014 – $22,557) in total unrecognized compensation cost related to non-vested stock options. This cost is expected to be recognized over a weighted average period of 1.68 years.

As at December 31, 2015, the following stock options were outstanding:

Number of Options	Exercise Price	Expiry Date
600,000	$0.20	April 30, 2019
300,000	$0.20	July 31, 2020
1,000,000	$0.20	September 4, 2020
1,900,000

QWICK MEDIA INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ DEFICIENCY
 YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013
(Stated in U.S. Dollars)
9.    REDEEMABLE PREFERRED SHARES
On November 15, 2011, the Company created one series of the 100,000,000 preferred shares it is authorized to issue, consisting of 25,000,000 shares, to be designated as Class A Preferred Shares. The principal terms of the Class A Preferred Shares are as follows:
Voting rights – The Class A Preferred Shares have voting rights (one vote per share) equal to those of the Company’s common shares.
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
During the year ended December 31, 2011, the Company completed a private placement with a company owned by the Company's President and Chief Executive Officer, consisting of the issuance of 1,000,000 Class A Preferred Shares at a price of $1.00 per Class A Share for gross proceeds of $1,000,000, and converted the principal amount of a debenture and accrued interest thereon to the related party, into an aggregate of 1,027,945 Class A Preferred Shares, at a conversion price of $1.00 per Class A Preferred Share.  As at December 31, 2015, the holder of the Class A Preferred Shares agreed to not exercise the retractable rights to have the Company redeem the Class A Preferred Shares, for the next two years.

10.    COMMITMENTS AND CONTRACTUAL OBLIGATIONS
The Company had no significant commitments or contractual obligations with any parties respecting executive compensation, consulting arrangements, or other matters other than disclosed below.  Management services provided are on a month-to-month basis.

The Company has entered into leases for the provision of facility space until August 31, 2017, and continued on a month-to-month basis. The Company’s future minimum lease payments for the leases on premises are as follows:
Fiscal year ending December 31, 2016	$ 66,863 (CDN $85,155 and CNY ¥35,032)
Fiscal year ending December 31, 2017	34,682 (CDN $48,000)
Total	$ 101,545 (CDN $133,155 and CNY ¥35,032)

QWICK MEDIA INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ DEFICIENCY
 YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013
(Stated in U.S. Dollars)

11.    FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
The following table presents information about the Company’s financial instruments that have been measured at fair value as of December 31, 2015, and indicates the fair value hierarchy of the valuation inputs utilized to determine such fair values:

DECEMBER 31, 2015	FAIR VALUE INPUT LEVEL	HELD-FOR- TRADING	TOTAL CARRYING VALUE	FAIR VALUE
Financial assets
Cash	1	$60,161	$60,161	$60,161

DECEMBER 31, 2014	FAIR VALUE INPUT LEVEL	HELD-FOR- TRADING	TOTAL CARRYING VALUE	FAIR VALUE
Financial assets
Cash	1	$129,319	$129,319	$129,319

Due to the nature of cash, accounts payable and redeemable preferred shares, the fair value of these instruments approximated their carrying value.

12.    SEGMENTED INFORMATION
The Company’s business is considered as operating in one segment, being the development of software and hardware for use in digital media kiosks.

13.    INCOME TAXES
The provision for income taxes differs from the result which would be obtained by applying the statutory income tax rate of 26% (2014 - 26%; 2013 – 26%) to income before income taxes. The difference results from the following items:

	2015	2014	2013

Computed expected (benefit) income taxes	$(271,000)	$(535,000)	$(675,000)
Increase in valuation allowance	271,000	535,000	675,000
	$-	$-	$-

Significant components of the Company’s deferred income tax assets are as follows:

	2015	2014

Deferred income tax asset	$3,597,000	$3,326,000
Valuation allowance	(3,597,000)	(3,326,000)
	$-	$-
The Company has net operating losses of approximately $13,835,000 (2014 - $12,793,000), which, if unutilized, will expire through to 2035.  Future tax benefits, which may arise as a result of these losses, have not been recognized in these consolidated financial statements and have been offset by a valuation allowance.

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

Date: April 21, 2016

By: /s/ Kevin Kortje
Kevin Kortje
Chief Financial Officer
(Principal Financial Officer
and Principal Accounting Officer)

Date: April 21, 2016