Form 20-F
period 2016-12-31
QWICK MEDIA INC.
filed 2017-05-01
CIK 1128790

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

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

Not Applicable
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 71,128,456 common shares as of December 31, 2016

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

☒ YES    ☐ NO

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐	Non-accelerated filer	☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

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

The following financial data summarizes selected financial data for our company prepared in accordance with United States generally accepted accounting principles (“US GAAP”) for the five fiscal years ended December 31, 2016. The information presented below for the five year period ended December 31, 2016 is derived from our financial statements which were examined by our independent auditor. The information set forth below should be read in conjunction with our audited financial statements and related notes included in this annual report, and with the information appearing under the heading “Item 5. Operating and Financial Review and Prospects”. The data is presented in U.S. dollars.

Selected Financial Data
(Stated in U.S. Dollars - Calculated in accordance with US GAAP)

	Year ended Dec. 31, 2016 (audited)	Year ended Dec. 31, 2015 (audited)	Year ended Dec. 31, 2014 (audited)	Year ended Dec. 31, 2013 (audited)	Year ended Dec. 31, 2012 (audited)
Revenue	$654,916	$459,125	$89,526	$110,553	$146,619
Total expenses	$1,658,814	$1,664,572	$2,213,092	$2,757,381	$3,279,571
Loss from operations and continuing operations	$1,003,898	$1,205,447	$2,123,566	$2,646,828	$3,132,952
Net loss	$269,508	$1,205,039	$2,119,472	$2,646,828	$3,132,952
Basic and diluted loss per common share	-	$0.02	$0.03	$0.04	$0.04
Total assets	$383,321	$501,581	$613,603	$693,420	$721,637
Total liabilities	$246,953	$8,023,963	$7,078,568	$5,084,753	$2,475,594
Total stockholders’ equity (deficiency)	$(14,919,976)	$(9,550,327)	$(8,492,910)	$(6,419,278)	$(3,781,902)
Capital stock	$71,128	$71,128	$71,128	$71,128	$71,128
Weighted average number of common shares outstanding	71,128,456	71,128,456	71,128,456	71,128,456	71,128,456
Number of common shares outstanding as at period end	71,128,456	71,128,456	71,128,456	71,128,456	71,128,456
Long-term debt	-	-	-	-	-
Dividends per common share	-	-	-	-	-

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

We may acquire businesses, technologies, services or products which are complementary to our core interactive digital media network business. Future acquisitions may expose us to potential risks, which could have a material and adverse effect on our ability to manage our business, our revenues and net income. Further, we may need to raise additional debt funding or sell additional equity securities to make such acquisitions. The raising of additional debt funding by us, if required, would result in increased debt service obligations and could result in additional operating and financing covenants, or liens on our assets that would restrict our operations, and the sale of additional equity securities could result in additional dilution to our shareholders.

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

Based upon the past and projected composition of our income and valuation of our assets, including goodwill, we believe we were not a passive foreign investment company, or PFIC, for 2015, we do not expect to be a PFIC for 2016/17, and we do not expect to become one in the future. However, there can be no assurance in this regard. If we become, or are deemed to be, a PFIC, such characterization could result in adverse United States federal income tax consequences to U.S. investors. For example, U.S. investors would become subject to increased tax liabilities under United States federal income tax laws and regulations and would become subject to burdensome reporting requirements. The determination of whether or not we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. Specifically, we will be classified as a PFIC for United States federal income tax purposes if either: (i) 75% or more of our gross income in a taxable year is passive income, or (ii) the average percentage of our assets by value in a taxable year which produce or are held for the production of passive income (which includes cash) is at least 50%. The calculation of the value of our assets will be based, in part, on the then market value of the Shares, which is subject to change. We cannot assure you that we will not be a PFIC for 2015 or any future taxable year.

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

In September 2016, we successfully completed our first major retailer kiosk purchase order for 85 kiosks in which our interactive digital kiosks were installed in 75 London Drugs® retailer locations across Western Canada to support their LD-Extras™ customer loyalty and reward based marketing programs. We expect to receive purchase orders from London Drugs® to add additional software and hardware features to these existing kiosks, which will enable the kiosks to do more to enhance their in-store customer shopping experience. Our sales and marketing focus continues with respect to apparent opportunities to work with universities, hotels, and in the hospitality and retail industries.

Effective December 30, 2016 the Company also announced material amendments were made to the rights and restrictions pertaining to the Class A Shares (the “Amendments”). The Amendments allow for a holder’s conversion of each Class A Share from time to time into three common shares of the Company (each, a “Common Share”) at a conversion price of US$0.33 per Common Share. Holders of Class A Shares are also entitled to receive notice of, and to attend and to vote in person or by proxy at, any general meetings of the shareholders of the Company. Each holder shall be entitled to cast three votes for each Class A Share held on all matters on which holders of Common Shares are entitled to vote. Class A Shares shall earn a cumulative cash dividend (the “Dividend”), at the annual rate per Class A Share of 10% of earnings before interest, tax, depreciation and amortization (EBITDA), as and when declared by the Board out of moneys of the Company properly applicable to the payment of dividends. The Dividend shall accrue and be cumulative from the date of issue but payable on such date(s) as the Board may determine. The Company retains its right to, at any time, redeem any Class A Share at its issue price of US$1.00, plus the amount of any accrued and unpaid Dividends thereon. In addition, all retraction rights previously available to holders of the Class A Shares have been repealed to improve the Company’s debt to equity ratio. The Amendments were approved by the holders of the Class A Shares and the independent members of the Board.

The Settlement and the Amendments constituted related party transactions pursuant to Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions (“MI 61-101”). Pursuant to the requirements of MI 61-101, issuers are required to obtain minority shareholder approval for related party transactions unless an exemption is available. The Board consists of seven directors, a majority of which are unrelated to the directors participating in the Settlement, and are otherwise independent as determined pursuant to Part 7 of MI 61-101. The independent directors reviewed the Company’s financial position to assess the financial health of the Company and determined that it was appropriate to rely on the financial hardship exemption to the shareholder approval requirement set out in MI 61-101. As at September 30, 2016, the amount of US$7,863,855 and the US dollar equivalent (US$125,479) of CDN$170,000 advanced to the Company since September 30, 2016 for a total of US$7,989,334 to be settled represented 90% of the Company’s current liabilities and had a significant negative impact on the Company’s working capital position, given that the Company had current assets of US$478,848 and therefore a working capital deficit of US$8,479,840. Following the completion of the Settlement, it is expected that the Company will continue to have a working capital deficit but will be better financially positioned to seek additional sources of financing.

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

Capital Expenditures

During the three fiscal years ended December 31, 2016, 2015 and 2014, we did not undertake any capital expenditures.

Takeover offers

We are not aware of any public takeover offers by third parties in respect of our securities, and we have not made any public takeover offers in respect of any other company’s securities, during the last or current financial year.

B.	Business Overview

General

We are engaged in the business of developing interactive proprietary software for digital media applications and integrating it with hardware. We primarily integrates our proprietary touchscreen software products as user interfaces (“UIs”) and content management systems with flat LCD/LED screens, and computer hardware and related peripherals and enclosures provided by third parties, in the expectation of generating recurring fees under end-user licenses. Our software development business is primarily based in Burnaby, British Columbia, Canada; however throughout the year until December 31, 2016 we also retained services from programmers in the People’s Republic of China who were former employees of our subsidiary, Wuxi, formerly based outside of Shanghai.

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

Employees

As of December 31, 2016, we had ten employees working on sales, software development and hardware integration in Burnaby, British Columbia. Additionally, the Corporation has engaged three contractors, one of whom works in Burnaby, British Columbia, and two of whom work in PRC.

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

Intellectual Property

To protect our brand and other intellectual property, we rely on a combination of trademark and trade secret laws, as well as confidentiality agreements with our employees, sales agents, contractors and others. We have not yet obtained any patents or trademarks other than our U.S. trade name “Qwick Media”. We completed our registration of the U.S. trade-name “Qwick Media”, which was issued on September 20, 2011 under number 4,029,739. In addition, our Canadian registration for “Qwick Deal” was accepted under registration number TMA885273 on September 14, 2014, and we completed the registration of a United States trade mark for the “Qwick Deal” mark under registration number 4,673,680 on January 20, 2015.

Legal Proceedings

Our company was not a party to, and none of our property was the subject of, any material legal proceeding since January 1, 2016, nor are we currently party to any material legal proceeding or contemplating any legal proceedings which are material to our business. From time to time, however, we may be subject to various claims and legal actions arising in the ordinary course of business.

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

On January 28, 2011, we completed the acquisition of Qeyos and, as a result, Qeyos is a wholly-owned subsidiary of our company.

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

The following summary should be read in conjunction with our audited financial statements for the years ended December 31, 2016, 2015 and 2014, which are included in this annual report on Form 20-F.

	Year Ended December 31, 2016 (audited)	Year Ended December 31, 2015 (audited)	Year Ended December 31, 2014 (audited)
	$	$	$
Revenue	654,916	459,125	89,526
Expenses
Advertising and promotion	19,877	3,511	8,223
Amortization	24,085	15,074	14,954
Consulting fees	183,652	193,667	57,701
Filing fees	14,694	25,196	11,239
Foreign exchange	14,694	(323,724)	(50,759)
Interest and bank charges	140,015	106,719	208,909
Inventory costs	383,282	266,365	147,176
Management fees	41,514	161,428	214,621
Office and administrative	106,485	181,367	205,244
Professional fees	30,899	97,642	125,705
Rent	127,070	140,679	195,255
Salaries, wages and benefits	568,310	777,645	979,960
Travel	13,395	19,003	94,864
Total expenses	1,658,814	1,664,572	2,213,092
Operating Loss	1,003,898	1,205,039	2,123,556

Revenue

Year Ended December 31, 2016 Compared to the Year Ended December 31, 2015

The Company generated $654,916 in revenue during the year ended December 31, 2016 compared to $459,125 during the year ended December 31, 2015, an increase of $195,791. The reasons for the increase in revenue were (i) an increase in sales of interactive kiosks of $446,429 (from $Nil in 2015 to $446,429 in 2016); (ii) an increase in licensing revenues of $60,564 (from $10,879 in 2015 to $71,443 in 2016); and (iii) an increase in other revenues of $40,277 (from $23,541 in 2015 to $63,818 in 2016). These increases in revenue were offset by (iv) a decrease in revenues from software and related work of $206,910 (from $219,272 in 2015 to $12,362 in 2016); and (v) a decrease in sales of other kiosks of $142,456 (from $168,236 in 2015 to $25,780).

Year Ended December 31, 2015 Compared to the Year Ended December 31, 2014

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

Expenses

Year ended December 31, 2016 compared to year ended December 31, 2015

The Company incurred expenses of $1,658,814 during the year ended the year ended December 31, 2016 compared to $1,664,572 during the year ended December 31, 2015, a decrease of $5,758. The decrease in expenses was mainly attributable to decreases in expenses other than foreign exchange gains and losses of $469,497 (from $1,988,296 in 2015 to $1,518,799 in 2016); offset by an increase in foreign exchange losses of $463,739 (from foreign exchange gains of $323,724 in 2015 to foreign exchange losses of $140,015 in 2016). The decrease of $469,497 in non-foreign exchange expenses were due mainly to decreases in (vi) management fees of $119,914 (2016 – $41,514; 2015 – $161,428); (vii) salaries and wages of $209,335 (2016 – $568,310; 2015 – $777,645); (viii) office and administrative costs of $74,882 (2016 – $106,485; 2015 – $181,367) and (ix) professional fees of $66,743 (2016 – $30,899; 2015 – $97,642). The increase in foreign exchange loss of $463,739 was due to a decrease in strength of the Canadian dollar relative to the US dollar in 2016 versus 2015 when there was a net liability position held in Canadian dollars.

Net loss decreased by $935,531 (2016 – $269,508; 2015 – $1,205,039). The decrease in net loss was due to an increase in revenue of $195,791 plus a write-off of $734,228 in accrued dividends; both changes of which are explained in the two preceding paragraphs.

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

B.	Liquidity and Capital Resources

Our financial position as at December 31, 2016 and December 31, 2015 and the changes for the years then ended are as follows:

Working Capital

	As at December 31, 2016 (audited)	As at December 31, 2015 (audited)	Change Between Fiscal Years
Current assets	$262,821	$372,398	(129,569)
Current liabilities	$246,953	$8,023,963	(7,777,010)
Working capital (deficit)	$19,868	$(7,651,565)	6,599,278

Our working capital deficit was reduced from a deficit of $7,651,565 at December 31, 2015 to positive working capital of $19,868 at December 31, 2016, due primarily to the conversion of debt (i) $6,599,278 in amounts due to related parties and (ii) $419,050 in loans payable to related parties; both increases in working capital of which were offset by the decrease in receivables of $137,539.

The Company’s total assets decreased by $118,260 (from $501,581 as at December 31, 2015 to $383,322 as at December 31, 2016) due primarily to an decrease in receivables of $137,539 (from $172,030 at December 31, 2015 to $34,491 at December 31, 2016); offset by an increase in inventory of $45,390 (from $101,009 at December 31, 2015 to $146,399 at December 31, 2016).

The Company’s total liabilities decreased by $7,777,010 (from $8,023,963 at December 31, 2015 to $246,953 at December 31, 2016); primarily due to the debt conversion of amounts owing to related parties of $6,599,278 and loans payable to related parties of $419,050 into preferred shares, and the waiver of accrued dividends on Class A Preferred Shares discharging and amount of $734,228 in previously recorded dividend expense.

Cash Flows

	Year Ended December 31, 2016 (audited)	Year Ended December 31, 2015 (audited)
Net cash (used in) provided by operating activities	$(526,923)	$(452,933)
Net cash provided by financing activities	$534,294	$(419,050)
Net cash (used in) provided by investing activities	$(11,402)	$(35,275)
(Decrease) increase in cash during the year	$(4,031)	$(69,158)
Cash, beginning of year	$60,161	$129,319
Cash, end of year	$56,130	$60,161

Operating Activities

Operating activities used cash of $526,923 during the year ended December 31, 2016 (2015 – $452,933), an increase in the use of cash of $73,990. This increase was primarily due to: (1) a decrease in net loss of $201,303 (from $1,205,039 in 2015 to $1,003,736 in 2016; and (2) a net increase in collected receivables of $90,826 (from $46,710 in 2015 to $137,536 in 2016). These increases were offset by (3) an increase in payables paid of $126,412 (from a $101,962 increase in unpaid payables in 2015 to $24,450 in paid payables in 2016); and (3) a decrease in accrued dividends payable of $101,398 (from $101,398 in 2015 to $Nil in 2016).

During the year ended December 31, 2015, we used cash of $35,275 in investing activities for (a) the purchase of equipment of $7,425 (2014 - $1,334); and (b) for the purchase of the Waterfillz business for $27,850 (2014 - $NIL). Financing activities consisted of $419,050 cash received from loans payable in 2015 (2014 - $NIL).

Investing Activities

During the year ended December 31, 2016, the Company used cash for investing activities of $11,402 as compared to $35,275 in 2015: a decrease of $23,873. Cash was used to purchase property and equipment of $11,402 (2015 - $35,275 = $7,425 purchase of property and equipment, plus $27,850 for the acquisition of a business).

Financing Activities

Financing activities consisted of $534,294 cash received from loans payable to related parties in the year ended December 31, 2016 (2015 – $419,050).

Anticipated Cash Requirements

We anticipate that we will require the following funds to conduct our plan of operations over the next twelve months:

1.	$180,000 in connection with new technology pilot programs in the United States;

2.	$100,000 in connection with locating, evaluating and negotiating potential business opportunities; and

3.	$720,000 for operating expenses.

We require a minimum of approximately $1,000,000 to proceed with our plan of operation over the next twelve months, exclusive of any acquisition or development costs. This amount may also increase if we are required to carry out due diligence investigations in regards to any prospective investment or business opportunity or if the costs of negotiating an applicable transaction are greater than anticipated. We have sufficient working capital to enable us to carry out our stated plan of expanding operation over the next twelve months. In addition, we plan to complete private placement sales of our common stock in order to raise the funds necessary to pursue our plan of operation and to fund our working capital in order to enable us to carry out expansion of our operation. There is no assurance that we will be successful in completing any private placement financings

Going Concern

Due to the uncertainty of our ability to meet our current operating and capital expenses, in their report on the annual financial statements for the year ended December 31, 2016, our independent auditors included an explanatory paragraph regarding concerns about our ability to continue as a going concern. There is substantial doubt about our ability to continue as a going concern as the continuation of our business is dependent upon our achieving a profitable level of operation. The issuance of additional equity securities by us could result in a significant dilution in the equity interests of our current shareholder, and obtaining debt financing, assuming such financing would be available, will increase our liabilities and future cash commitments.

C.	Research and Development, Patents and Licenses etc.

During 2016 software development costs were $568,310, comprised of salaries, wages and benefits (2015: $777,645; 2014: $979,960; 2013: $1,091,594) were charged to operations as the research and development activities for other components of the product and processes that have not been completed.

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

Name	Position Held	Age	Date First Elected or Appointed
Ross J. Tocher	President, Chief Executive Officer, Secretary, Treasurer and Director	55	September 10, 2008, January 28, 2011(1)
Barbara Welsh	Director	64	January 28, 2011
Brian Petersen	Director	49	January 28, 2011
Kevin Kortje	Chief Financial Officer	58	January 28, 2011
Gregory Dureault	Senior Vice President and General Counsel	56	January 28, 2011
Ted Cowie	Director	67	June 25, 2013
William LeClair	Director	64	April 30, 2014
Steven Koles	Director	47	April 30, 2014
Corrine Tocher	Director	64	August 4, 2015

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

Executive Compensation

The following table sets forth all compensation paid or accrued during the year ended December 31, 2016 to our directors, our Chief Executive Officer, Chief Financial Officer and each of the other most highly compensated executive officers whose total compensation exceeded $150,000 in such fiscal year.

SUMMARY COMPENSATION TABLE
Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compen-sation ($)		Total ($)
Ross J. Tocher President, Chief Executive Officer, Secretary, Treasurer and Director(1)	2016	-	-	-	-	-	-	-		-

Kevin Kortje Chief Financial Officer(2)	2016	-	-	-	-	-	-	22,644	(4)	22,644

Barbara Welsh Director(3)	2016	-	-	-	-	-	-	-		-

Brian Petersen Director(3)	2016	-	-	-	-	-	-	-		-

Ted Cowie(5) Director	2016	-	-	-	-	-	-	-		-

Steven Koles(6) Director	2016	-	-	-	1,872	-	-	-		1,872

William LeClair(6) Director	2016	-	-	-	1,872	-	-	-		1,872

Corrine Tocher(7) Director	2016	-	-	-	16,907	-	-	-		16,907

(1) Mr. Tocher was appointed as our president and chief executive officer effective September 10, 2008 and as a director effective January 28, 2011.

(2) Mr. Kortje was appointed as our chief financial officer effective January 28, 2011.

(3) Ms. Welsh and Mr. Petersen were appointed as directors effective January 28, 2011.

(4) Mr. Kortje received consulting fees of CAD$2,500 per month. The consulting fees are paid to Mr. Kortje’s personal corporation, KII Management Inc.

(5) Mr. Cowie was appointed as a director on June 25, 2013.

(6) Messrs. Koles and LeClair were appointed as directors on April 30, 2014.

(7) Corrine Tocher was appointed as director on August 4th, 2015.

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

As of December 31, 2016, we had ten employees working on sales, software development and hardware integration in Burnaby, British Columbia. Additionally, the Corporation has engaged three contractors, one of whom works in Burnaby, British Columbia, and two of whom work in PRC.

E.	Share Ownership

As of April 28, 2017, we had 71,128,456 common shares issued and outstanding. Of the shares issued and outstanding on that date, our directors and officers owned the following common shares:

Name and Address of Beneficial Owner	Position Held With the Company	Amount and Nature of Beneficial Ownership	Percentage of Class(1)
Ross J. Tocher 8652 Commerce Court Burnaby, BC V5A 4N6	President, Chief Executive Officer and Director	30,325,135common shares(2) 9,994,407 Class A Shares(2.1)	42.63% 99.77%

Kevin Kortje 8652 Commerce Court Burnaby, BC V5A 4N6	Chief Financial Officer	300,000 stock options(3)	0.42%

Barbara Welsh 8652 Commerce Court Burnaby, BC V5A 4N6	Director	300,000 stock options(3)	0.42%

Brian Petersen 8652 Commerce Court Burnaby, BC V5A 4N6	Director	300,000 stock options(3) 22,872 Class A Shares(2.1)	0.42% 0.23%

Gregory Dureault 8652 Commerce Court Burnaby, BC V5A 4N6	Senior Vice President and General Counsel	300,000 stock options(3)	0.42%

Ted Cowie 8652 Commerce Court Burnaby, BC V5A 4N6	Director	75,000 stock options(4)	0.1%

William LeClair 8652 Commerce Court Burnaby, BC V5A 4N6	Director	300,000 stock options(5)	0.42%

Steven Koles 8652 Commerce Court Burnaby, BC V5A 4N6	Director	300,000 stock options(5)	0.42%

Corrine Tocher 8652 Commerce Court Burnaby, BC V5A 4N6	Director	3,488,935 common shares(6) 300,000 stock options	5.33%

Peter Nieforth 8652 Commerce Court Burnaby, BC V5A 4N6	Formerly a Chief Operating Officer	1,000,000 stock options(7)	1.4%

Directors and Executive Officers as a Group (10 persons)		36,989,070 (8)	52%
_________

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
(2)	Includes 6,171,021 common shares held by R J Tocher Holdings Ltd., a private company wholly owned by Mr. Tocher, 15,594,628 common shares held by Concept Financial Inc., a private company wholly owned by Mr. Tocher, and 8,259,486 common shares held by In Touch Digital Media, a private company wholly owned by Mr. Tocher.
(2.1)	On December 30, 2016, the Company converted $7,863,855 of amounts owed to related parties into a further 7,863,855 Class A Preferred Shares in addition to 2,027,945 previously held by Ross Tocher at a price of $1.00 per Class A Preferred Share. Includes an additional 6,961,774 Class A Preferred Shares held by Ross Tocher and 1,004,688 Class A Preferred Shares held by R.J. Tocher Holdings Ltd. Also includes 22,872 Class A Preferred Shares held by Thunderstone Capital Inc. (formerly B.K. Petersen Holdings Ltd.), a company owned by a director of the Company. Also includes stock options to acquire 300,000 common shares at an exercise price of $0.20 per share until December 29, 2015 that are now expired.
(3)	Each of Ms. Welsh, Mr. Kortje, Mr. Dureault and Mr. Petersen held stock options to acquire 300,000 common shares at an exercise price of $0.20 per share until December 29, 2015, all of which have now expired.
(4)	Mr. Cowie held stock options to acquire 75,000 common shares at an exercise price of $0.20 per share until November 1, 2015, which are now expired.
(5)	Each of Messrs. LeClair and Koles hold stock options to acquire 300,000 common shares at an exercise price of $0.20 per share until April 30, 2019.
(6)	Includes 3,488,935 Shares held by C E Tocher Holdings Ltd., a private company wholly owned by Ms. Tocher. Corrine Tocher holds stock options to acquire 300,000 common shares at an exercise price of $0.20 per share until July 31, 2020.
(7)	Peter Nieforth continues to hold stock options to acquire 1,000,000 common shares at an exercise price of $0.20 per share until August 6, 2020.
(8)

Includes 3,475,000 stock options, of which at total of 1,575,000 stock options had expired by December 31, 2015 leaving 1,900,000 stock options outstanding and held by the directors and executive officers as a group.

Item 7	Major Shareholders and Related Party Transactions

A.	Major Shareholders

As of April 28, 2017, we had 71,128,456 common shares issued and outstanding. The following table sets forth persons known to us to be the beneficial owner of more than five (5%) of our common shares as of April 28, 2017:

Name	Number of Common Shares Beneficially Owned	Percentage(1)	Number of Class A Preferred Shares Beneficially Owned		Percentage
Ross J. Tocher(2) 8652 Commerce Court Burnaby, BC V5A 4N6	30,325,135	42.63%	9,994,407	(3)	99.77%

(1)	Based on 71,128,456 common shares issued and outstanding as of April 28, 2017. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Common shares subject to options or warrants currently exercisable or exercisable within 60 days, are deemed outstanding for purposes of computing the percentage ownership of the person holding such option or warrants, but are not deemed outstanding for purposes of computing the percentage ownership of any other person
(2)	Includes 6,171,021 common shares held by R J Tocher Holdings Ltd., a private company wholly owned by Mr. Tocher, 15,594,628 common shares held by Concept Financial Inc., a private company wholly owned by Mr. Tocher, and 8,259,486 common shares held by In Touch Digital Media, a private company wholly owned by Mr. Tocher. Also includes stock options to acquire 300,000 common shares at an exercise price of $0.20 per share until December 29, 2015 that are now expired.
(3)	On December 30, 2016, the Company converted $7,863,855 of amounts owed to related parties into a further 7,863,855 Class A Preferred Shares in addition to 2,027,945 previously held by Ross Tocher at a price of $1.00 per Class A Preferred Share. Includes an additional 6,961,774 Class A Preferred Shares held by Ross Tocher and 1,004,688 Class A Preferred Shares held by R.J. Tocher Holdings Ltd. Also includes 22,872 Class A Preferred Shares held by Thunderstone Capital Inc. (formerly B.K. Petersen Holdings Ltd.), a company owned by a director of the Company.

The voting rights of our major shareholder do not differ from the voting rights of holders of our company’s shares who are not major shareholders.

As of April 28, 2017, our 71,128,456 issued and outstanding common shares are held as follows:

Location	Number of Shares	Percentage of Shares	Number of Registered Shareholders of Record
Canada	71,050,456	99.89%	176
United States	77,000	0.1%	35
Australia	1,000	*	1
Total	71,128,456	100.00%	212

* Less than 1%.

There are no arrangements known to us, the operation of which may at a subsequent date result in a change in the control of our company.

B.	Related Party Transactions

For the period beginning on January 1, 2016 until the present, we carried out a number of transactions with related parties in the normal course of business. These transactions were recorded at their exchange amount, which is the amount of consideration established and agreed to by the related parties.

The following are related party transactions and amounts owing that are not otherwise disclosed elsewhere:

(a)	For the year ended December 31, 2016, the Company paid management fees of $41,514 (2015 – $161,428) to companies controlled by officers and directors of the Company; and salaries of $135,864 (2015 - $51,682) to a director of the Company and spouse.

(b)	For the year ended December 31, 2016, the Company recorded share-based compensation of $64,403 (2015 - $147,622) as consulting fees paid to directors and officers.

(c)	As of December 31, 2016, $63,808 (2015 – $6,663,085) were owed to a director and companies controlled by that director. The amounts owed are unsecured, non-interest bearing and due on demand.

(d)	As of December 31, 2016, the Company recorded in accounts payable and accrued liabilities: (i) $7,038 (2015 – $6,828) owed to a company controlled by a director; (ii) $3,901 (2015 – $7,586) owed to a company controlled by an officer; (iii) $3,693 (2015 – $3,583) owed to a director of the Company; and (iv) $Nil (2015 – $1,798) owed to an officer of the Company. The amounts owed are unsecured, non-interest bearing and due on demand.

(e)	As at December 31, 2016, $Nil (2015 – $180,625 (CAD $250,000)) had been advanced by the President of the Company; and $785,272 (CAD $1,030,000) (2015 – $238,425 (CAD $330,000)) were advanced by several directors of the Company. The advances are unsecured, non-interest bearing and due on demand. During the year ended December 31, 2016, advances of $975,872 (CAD $1,280,000) were converted into preferred shares of the Company.

(f)	On December 30, 2016, the Company converted $7,863,855 of amounts owed to related parties into 7,863,855 Class A Preferred Shares at a price of $1.00 per Class A Preferred Share.

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

A.	Financial Statements and Other Financial Information

Our financial statements are stated in U.S. dollars and are prepared in accordance with US GAAP. Financial statements included with this annual company report are listed below:

Audited Annual Financial Statements for Qwick Media Inc. as at December 31, 2016, 2015and 2014, and for the fiscal years ended December 31, 2016, 2015 and 2014:

(a)	Independent Auditor’s Report of Morgan & Company LLP dated April 26, 2017 on the Financial Statements as at December 31, 2016, 2015 and 2014;

(b)	Balance Sheets at December 31, 2016 and 2015;

(c)	Statements of Operations for the years ended December 31, 2016, 2015 and 2014

(d)	Statements of Cash Flows for the years ended December 31, 2016, 2015 and 2014

(e)	Statement of Shareholders’ Equity (Deficiency) for the years ended December 31, 2016, 2015 and 2014

(f)	Notes to Financial Statements.

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

Our common shares were initially quoted on the OTC Bulletin Board under the trading symbol “TUSMF” in October 2001. On March 15, 2011, we changed our trading symbol to “QWIKF” and our common shares are now quoted on the Pink Sheets operated by OTC Markets. Trading in our shares on the Pink Sheets has been extremely limited and sporadic. There were no trades of our common shares from 2001 until June 2011 at a price of $0.70 per share; no trades during our fiscal year ending December 31, 2015 and since then the last trade on the Canadian Securities Exchange was on April 7, 2016 at a price of CAD$0.10 per share.

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

There are no material contracts to which we are a party which were entered into during the last two years immediately preceding April 28, 2017.

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

Our management, including our principal executive officer and principal financial officer, conducted an evaluation of the design and operation of our internal control over financial reporting as of December 31, 2016 based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, our management concluded our internal control over financial reporting was effective as at December 31, 2016. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues, if any, within our company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake.

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

Our current independent public accountants provided audit and other services during the fiscal years ended December 31, 2016 and 2015 as follows:

	2016 ($)	2015 ($)
Audit Fees	22,254	23,856
Audit-Related Fees	-	-
Tax Fees	-	-
All Other Fees	-	-
Total Fees	22,254	23,856

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

Our board of directors has considered the nature and amount of fees billed by Morgan & Company LLP, Chartered Accountants, and believes that the provision of services for activities unrelated to the audit is compatible with maintaining Morgan & Company LLP’s independence.

ITEM 16D	Exemption from the Listing Standards for Audit Committees

Not applicable.

ITEM 16E	Purchases of Equity Securities by the Company and Affiliated Purchasers

Not applicable.

ITEM 16F	Change in Registrant’s Certifying Accountant

Not applicable.

ITEM 16G	Corporate Governance

Not applicable.

ITEM 16H	Mine Safety Disclosure

Not applicable.

ITEM 17	Financial Statements

Financial Statements Filed as Part of this Report:

Audited Annual Financial Statements for Qwick Media Inc. as at December 31, 2016, 2015 and 2014:

(a)	Independent Auditor’s Report of Morgan & Company LLP dated April 26, 2017 on the Financial Statements as at December 31, 2016, 2015 and 2014;

(b)	Balance Sheets at December 31, 2016 and 2015;

(c)	Statements of Operations for the years ended December 31, 2016, 2015 and 2014

(d)	Statements of Cash Flows for the years ended December 31, 2016, 2015 and 2014

(e)	Statement of Stockholders’ Equity (Deficiency) for the years ended December 31, 2016, 2015 and 2014

(f)	Notes to Financial Statements.

QWICK MEDIA INC.

CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2016, 2015 and 2014

(Stated in U.S. Dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and Shareholders of

Qwick Media Inc.

 We have audited the accompanying consolidated balance sheets of Qwick Media Inc. and subsidiaries as of December 31, 2016 and 2015, and the related consolidated statements of operations, cash flows, and shareholders’ equity (deficiency) for each of the three years in the period ended December 31, 2016. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Qwick Media Inc. and subsidiaries as of December 31, 2016 and 2015, and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations, has negative cash flows, and is dependent upon obtaining adequate financing to fulfill its development activities and upon future profitable operations. These factors raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also discussed in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Vancouver, Canada	“Morgan & Company LLP”

April 26, 2017	Chartered Professional Accountants

PO Box 10007, 1630 – 609 Granville Street, Vancouver, British Columbia, Canada V7Y 1A1 Tel: (604) 687 – 5841 Fax: (604) 687 – 0075 www.morgancollp.com

QWICK MEDIA INC.

CONSOLIDATED BALANCE SHEETS
(Stated in U.S. Dollars)

	DECEMBER 31,
	2016	2015
ASSETS

Current
Cash	$56,130	$60,161
Receivables	34,491	172,030
Inventory (Note 4)	146,398	101,009
Prepaid expenses	29,802	39,198
Total Current Assets	266,821	372,398

Equipment (Note 5)	28,802	28,943

Intangible Assets (Note 6)	87,698	100,240

Total Assets	$383,321	$501,581

LIABILITIES

Current
Accounts payable and accrued liabilities (Note 7)	$183,145	$207,599
Due to related parties (Note 7)	63,808	6,663,086
Loans payable to related parties (Note 7)	–	419,050
Accrued dividends payable (Note 9)	–	734,228
Total Liabilities	246,953	8,023,963

Redeemable Preferred Shares (Note 9)	–	2,027,945

SHAREHOLDERS’ EQUITY (DEFICIENCY)

Share Capital
Authorized: 400,000,000 common shares, $0.001 par value; 100,000,000 preferred shares, $0.001 par value, and series as determined by directors.
Common Stock – 71,128,456 common shares issued at December 31, 2016 and 2015	71,128	71,128
Preferred Stock – 9,891,800 and 2,027,095 preferred shares issued at December 31, 2016 and 2015, respectively	9,892	–

Additional Paid-in Capital	14,975,324	5,029,013

Deficit	(14,919,976)	(14,650,468)
Total Shareholders’ Equity (Deficiency)	136,368	(9,550,327)

Total Liabilities and Shareholders’ Equity (Deficiency)	$383,321	$501,581

Going Concern, Commitments and Contractual Obligations (Notes 1 and 10)

The accompanying notes are an integral part of these consolidated financial statements.

QWICK MEDIA INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
(Stated in U.S. Dollars)

	YEARS ENDED DECEMBER 31,
	2016	2015	2014

Revenue	$654,916	$459,125	$89,526

Expenses
Advertising and promotion	19,877	3,511	8,223
Amortization	24,085	15,074	14,954
Consulting fees (Notes 7 and 8)	183,652	193,667	57,701
Filing fees	14,694	25,196	11,239
Foreign exchange loss (gain)	140,015	(323,724)	(50,759)
Interest and bank charges	5,536	106,719	208,909
Inventory costs	383,282	266,365	147,176
Management fees (Note 7)	41,514	161,428	214,621
Office and administrative	106,485	181,367	205,244
Professional fees	30,899	97,642	125,705
Rent	127,070	140,679	195,255
Salaries, wages and benefits (Note 7)	568,310	777,645	979,960
Travel	13,395	19,003	94,864
Total Expenses	1,658,814	1,664,572	2,213,092

Operating Loss	(1,003,898)	(1,205,447)	(2,123,566)
Other Income
Interest income	162	408	4,094
Reversal of accrued dividends payable (Note 9)	734,228	-	-
Net Loss For The Year	$(269,508)	$(1,205,039)	$(2,119,472)

Basic And Diluted Loss Per Common Share	$(0.00)	$(0.02)	$(0.03)

Weighted Average Number Of Common Shares Outstanding	71,128,456	71,128,456	71,128,456

The accompanying notes are an integral part of these consolidated financial statements.

QWICK MEDIA INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Stated in U.S. Dollars)

	YEARS ENDED DECEMBER 31,
	2016	2015	2014

Cash Flows (Used In) Provided By:
Operating Activities
Net loss for the year	$(269,508)	$(1,205,039)	$(2,119,472)
Adjustments to reconcile net loss to net cash used in operating activities:
Amortization	24,085	15,074	14,954
Share-based compensation	64,403	147,622	45,840
Accrued interest receivable	–	–	(3,879)
Inventory obsolescence	22,453	26,699	–

Changes in operating assets and liabilities:
Receivables	137,539	46,710	(36,478)
Loans receivable	–	16,026	(97,672)
Prepaid expenses	9,396	(13,356)	(23,681)
Inventory	(67,842)	(13,014)	115,899
Due to related parties	311,233	322,985	1,810,188
Accrued dividends payable	(734,228)	101,398	202,795
Accounts payable and accrued liabilities	(24,454)	101,962	(19,168)
Net cash used in operating activities	(526,923)	(452,933)	(110,674)

Investing Activities
Cash paid to acquire business	–	(27,850)	–
Purchase of equipment	(11,402)	(7,425)	(1,334)
Net cash used in investing activities	(11,402)	(35,275)	(1,334)

Financing Activity
Proceeds from loans payable to related parties	534,294	419,050	–
Net cash provided by financing activity	534,294	419,050	–

Net Decrease in Cash	(4,031)	(69,158)	(112,008)

Cash, Beginning of Year	60,161	129,319	241,327

Cash, End of Year	$56,130	$60,161	$129,319

Non-cash financing activity
Issuance of preferred shares to settle related party debt	$7,863,855	$–	$–

The accompanying notes are an integral part of these consolidated financial statements.

QWICK MEDIA INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (DEFICIENCY)
YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

(Stated in U.S. Dollars)

SHARE CAPITAL

	Number of Common Shares	Par Value	Number of Preferred Shares	Par Value	Additional Paid-in Capital	Deficit	TOTAL
Balance, December 31, 2013	71,128,456	$71,128	2,027,945	$–	$4,835,551	$(11,325,957)	$(6,419,278)

Share-based compensation	–	–	–	–	45,840	–	45,840
Net loss for the year	–	–	–	–	–	(2,119,472)	(2,119,472)
Balance, December 31, 2014	71,128,456	71,128	2,027,945	–	4,881,391	(13,445,429)	(8,492,910)

Share-based compensation	–	–	–	–	147,622	–	147,622
Net loss for the year	–	–	–	–	–	(1,205,039)	(1,205,039)
Balance, December 31, 2015	71,128,456	71,128	2,027,945	–	5,029,013	(14,650,468)	(9,550,327)

Reclasification of preferred shares	–	–	–	2,028	2,025,917	–	2,027,945
Issuance of preferred shares to settle related party debt	–	–	7,863,855	7,864	7,855,991	–	7,863,855
Share-based compensation	–	–	–	–	64,403	–	64,403
Net loss for the year	–	–	–	–	–	(269,508)	(269,508)
Balance, December 31, 2016	71,128,456	$71,128	9,891,800	$9,892	$14,975,324	$(14,919,976)	$136,368

The accompanying notes are an integral part of these consolidated financial statements.

QWICK MEDIA INC.

Notes to the Consolidated Financial Statements

YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

(Stated in U.S. Dollars)

1.	NATURE OF OPERATIONS AND GOING CONCERN

a)	Organization

Qwick Media Inc. (the “Company”) is governed by the corporate laws of the Cayman Islands. It is currently a reporting issuer in the Provinces of British Columbia and Ontario, Canada. Principal executive offices are located in Vancouver, British Columbia, Canada. The registered office is in the Cayman Islands.

The Company was incorporated on October 5, 2000 under the laws of the State of Nevada, and had since re-domiciled to the Cayman Islands and became a foreign private issuer with the United States Securities and Exchange Commission (the “SEC”).

b)	Going Concern

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern.

As shown in the accompanying consolidated financial statements, the Company has incurred accumulated losses of $14,919,976 (2015 - $14,650,468) as at December 31, 2016. The future of the Company is dependent upon its ability to obtain adequate financing and upon future profitable operations. Management has plans to seek additional capital financing through private placement and a public offering of the Company’s common shares and from the issuance of promissory notes. These factors raise substantial doubt regarding the Company’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts of and classification of liabilities that might be necessary in the event the Company cannot continue in existence.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”), and are expressed in US dollars. These consolidated financial statements include the accounts of the Company and the accounts of the Company’s wholly owned subsidiaries, Qeyos Ad Systems Inc. (“Qeyos”), incorporated in British Columbia, Canada, and Wuxi Xun Fu Information Technology Co., Ltd. (“Wuxi”), incorporated in the People’s Republic of China. The Company’s fiscal year-end is December 31. For all periods presented, all significant inter-company accounts and transactions have been eliminated in the consolidated financial statements. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which have been made using careful judgement.

The consolidated financial statements have, in management’s opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

a)	Cash and Cash Equivalents

Cash consists of cash on deposit with high quality major financial institutions. The carrying amounts approximated fair market value due to the liquidity of these deposits. For purposes of the balance sheets and statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company had no cash equivalents at December 31, 2016 and 2015.

QWICK MEDIA INC.

Notes to the Consolidated Financial Statements

YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

(Stated in U.S. Dollars)

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

To December 31, 2016, software development costs, comprised of salaries, wages and benefits, and direct overhead, have been charged to operations as the research and development activities for other components of the product and processes have not been completed.

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

Equipment is recorded at cost and amortized using the declining-balance and straight-line method at rates determined to estimate the useful lives of the assets. The annual rates used in calculating amortization are as follows:

Computer hardware	30% declining-balance
Computer software	50% declining-balance
Office furniture	20% declining-balance
Automobile	20% declining-balance
Equipment	30% declining-balance

QWICK MEDIA INC.

Notes to the Consolidated Financial Statements

YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

(Stated in U.S. Dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

g)	Intangible Assets

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

k)	Income Taxes

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

QWICK MEDIA INC.

Notes to the Consolidated Financial Statements

YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

(Stated in U.S. Dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

l)	Asset Impairment

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

m)	Comprehensive Loss

ASC 220, Comprehensive Income, establishes standards for the reporting and display of comprehensive items in the consolidated financial statements. As at December 31, 2016, 2015 and 2014, the Company had no items that represent a comprehensive income or loss and, therefore, has not included a statement of comprehensive loss in the consolidated financial statements.

n)	Equity Instruments

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

o)	Recent Accounting Pronouncements

The Company has implemented all new accounting pronouncements that are in effect. These pronouncements did not have any material impact on the financial statements unless otherwise disclosed, and the Company does not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on its financial position or results of operations.

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

QWICK MEDIA INC.

Notes to the Consolidated Financial Statements

YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

(Stated in U.S. Dollars)

3.	ACQUISITION OF WATERFILLZ (Continued)

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

The amounts of revenue and losses of Waterfillz included in the Company’s consolidated statement of operations from the acquisition date to the period ending December 31, 2015 are as follows:

$
Revenue	−
Losses	71,206

The Company has not included pro forma consolidated disclosures as the acquisition of Waterfillz did not represent a material business acquisition.

4.	INVENTORY

	2016	2015

Computers	$14,478	$18,154
Monitors	38,013	44,131
Printers	2,860	979
Charging stations	17,040	–
Parts and enclosures	31,433	2,594
General	42,574	35,151
	$146,398	$101,009

During the year, the Company recorded inventory obsolescence in the amount of $22,453 (2015 - $26,699; 2014 - $Nil).

QWICK MEDIA INC.

Notes to the Consolidated Financial Statements

YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

(Stated in U.S. Dollars)

5.	EQUIPMENT

	2016
	Cost	Accumulated Amortization	Net Book Value

Computer hardware	$38,713	$36,391	$2,322
Computer software	1,950	1,883	67
Office furniture	11,828	5,648	6,180
Automobile	8,669	1,736	6,933
Equipment	52,395	39,095	13,300
	$113,555	$84,753	$28,802

	2015
	Cost	Accumulated Amortization	Net Book Value

Computer hardware	$38,713	$35,361	$3,352
Computer software	1,950	1,723	227
Office furniture	11,828	4,288	7,540
Equipment	49,662	31,838	17,824
	$102,153	$73,210	$28,943

6.	INTANGIBLE ASSETS

	2016
	Cost	Accumulated Amortization	Net Book Value

Trademarks	$78,214	$14,371	$63,843
Patents	21,818	3,998	17,820
Intellectual property	7,388	1,353	6,035
	$107,420	$19,722	$87,698

	2015
	Cost	Accumulated Amortization	Net Book Value

Trademarks	$78,214	$5,232	$72,982
Patents	21,818	1,455	20,363
Intellectual property	7,388	493	6,895
	$107,420	$7,180	$100,240

QWICK MEDIA INC.

Notes to the Consolidated Financial Statements

YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

(Stated in U.S. Dollars)

7.	RELATED PARTY TRANSACTIONS AND AMOUNTS OWING (Continued)

The following are related party transactions and amounts owing at December 31, 2016 that are not otherwise disclosed elsewhere:

a)	For the year ended December 31, 2016, the Company paid management fees of $41,514 (2015 – $161,428; 2014 – $214,621) to companies controlled by officers and directors; and salaries of $135,864 (2015 – $51,682; 2014 – $54,324) to an officer of the Company and spouse.

b)	The Company recorded share-based compensation of $64,403 (2015 – $147,622; 2014 – $45,832) as consulting fees paid to directors and officers for the year ended December 31, 2016.

c)	As of December 31, 2016, $63,808 (2015 – $6,663,085) were owed to a director and companies controlled by that director. The amounts owed are unsecured, non-interest bearing and due on demand.

d)	As of December 31, 2016, the Company recorded in accounts payable and accrued liabilities: (i) $7,038 (2015 – $6,828) owed to a company controlled by a director; (ii) $3,910 (2015 – $7,586) owed to a company controlled by an officer; (iii) $3,693 (2015 – $3,583) owed to a director of the Company; and (iv) $Nil (2015 – $1,798) owed to an officer of the Company. The amounts owed are unsecured, non-interest bearing and due on demand.

e)	As of December 31, 2016, $Nil (2015 – $180,625 (CAD $250,000)) had been advanced by the President of the Company; and $Nil (2015 – $238,425 (CAD $330,000)) had been advanced by several directors of the Company. The advances were unsecured, non-interest bearing and due on demand. During the year ended December 31, 2016, advances of $975,872 (CAD $1,280,000) were converted into preferred shares of the Company.

f)	On December 30, 2016, the Company converted $7,863,855 of amounts owed to related parties into 7,863,855 Class A Preferred Shares at a price of $1.00 per Class A Preferred Share.

8.	STOCK OPTIONS

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

The Company did not grant any stock options during the year ended December 31, 2016. The fair values of stock options granted were estimated at the date of grant using the Black-Scholes option-pricing model, and the weighted average grant date fair value of stock options granted during the year ended December 31, 2015 was $0.158 (2014 - $0.114). During the year ended December 31, 2016, the Company recorded share-based compensation of $64,403 (2015 - 147,622, 2014 - $45,840) as consulting expenses related to the vesting of stock options.

QWICK MEDIA INC.

Notes to the Consolidated Financial Statements

YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

(Stated in U.S. Dollars)

8.	STOCK OPTIONS (Continued)

The fair value assumptions used were as follows:

	2016	2015	2014

Expected dividend yield	N/A	0%	0%
Risk-free interest rate	N/A	1.51%	1.74%
Expected volatility	N/A	111%	68%
Expected option life (in years)	N/A	4.94	5.00

The following table summarizes the continuity of the Company’s stock options:

	Number of Options	Weighted Average Exercise Price	Weighted-Average Remaining Contractual Term (years)

Outstanding, December 31, 2014	2,550,000	$0.22	1.75

Granted	1,300,000	$0.20
Expired	(1,950,000)	$0.23

Outstanding, December 31, 2015	1,900,000	$0.20	4.20

Granted	–	–
Expired	–	–
Outstanding, December 31, 2016	1,900,000	$0.20	3.20

Exercisable, December 31, 2016	1,550,000	$0.20	3.10

A summary of the status of the Company’s non-vested options and changes are presented below:

	Number of Options	Weighted Average Grant Date Fair Value

Non-vested at December 31, 2014	400,000	$0.11
Granted	1,300,000	$0.16
Vested	(800,000)	$0.15

Non-vested at December 31, 2015	900,000	$0.15
Vested	(550,000)	$0.14

Non-vested at December 31, 2016	350,000	$0.16

As at December 31, 2016, there was $16,424 (2015 – $80,823) in total unrecognized compensation cost related to non-vested stock options. This cost is expected to be recognized over a weighted average period of 0.66 years.

As at December 31, 2016, the following stock options were outstanding:

Number of Options	Exercise Price	Expiry Date
600,000	$0.20	April 30, 2019
300,000	$0.20	July 31, 2020
1,000,000	$0.20	September 4, 2020
1,900,000

QWICK MEDIA INC.

Notes to the Consolidated Financial Statements

YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

(Stated in U.S. Dollars)

9.	REDEEMABLE PREFERRED SHARES

On November 15, 2011, the Company created one series of the 100,000,000 preferred shares it is authorized to issue, consisting of 25,000,000 shares, to be designated as Class A Preferred Shares.

During the year ended December 31, 2011, the Company completed a private placement with a company owned by the Company's President and Chief Executive Officer, consisting of the issuance of 1,000,000 Class A Preferred Shares at a price of $1.00 per Class A Preferred Share for gross proceeds of $1,000,000, and converted the principal amount of a debenture and accrued interest thereon to the related party, into an aggregate of 1,027,945 Class A Preferred Shares, at a conversion price of $1.00 per Class A Preferred Share.

As at December 31, 2015, the holder of the Class A Preferred Shares agreed to not exercise the retractable rights to have the Company redeem the Class A Preferred Shares, for the next two years.

On December 30, 2016, the Company amended the rights and restrictions of the Class A Preferred Shares to remove the redemption rights of the holder and revise the conversion rights. The principal terms of the Class A Preferred Shares are as follows:

Voting rights – The Class A Preferred Shares have voting rights (one vote per share) equal to those of the Company’s common shares.

Dividend rights – The Class A Preferred Shares carry a cumulative cash dividend of 10% of earnings before interest, tax, depreciation and amortization per annum. The accrued dividends payable are classified as interest expense in the statements of operations.

Conversion rights – The holders of the Class A Preferred Shares have the right to convert each Class A Preferred Share, from time to time, at the option of the holder, into three common shares of the Company.

Redemption rights - At any time, the Company may redeem the Class A Preferred Shares for an amount equal to $1.00 per share plus the amount of any accrued and unpaid dividends thereon.

The Company had originally classified the Class A Preferred Shares as a liability because they are redeemable beyond the control of the Company. As the modification of the Class A Preferred Shares added a substantive conversion option and removed the retractability feature, the Company has accounted for the modification as an extinguishment of the previous preferred stock and the issuance of new preferred stock.

The Company assessed the revised Class A Preferred Shares and concluded that they represented an equity host contract. The Company also concluded that conversion feature was clearly and closely related to the host contract and that the conversion feature was not beneficial. The Company also assessed the redemption option and concluded that it did not meet the definition of a derivative.

Finally, the Company concluded that as the Class A Preferred Shares were no longer redeemable at the option of the holder that they should be classified as permanent equity. The Company has determined that there was no difference between the fair value of the outstanding preferred shares and the modified preferred shares. Upon the modification, the Company has reclassified the outstanding preferred shares from debt to permanent equity.

On December 30, 2016, the Company converted $7,863,855 of amounts owed to related parties into 7,863,855 Class A Preferred Shares at a price of $1.00 per Class A Preferred Share.

Effective December 30, 2016, accrued dividends payable to a director and his related holding company were waived. The waiver was accepted by the Company’s Board of Directors as of December 30, 2016 such that the accrued dividends in the amount of $734,228 are discharged from the Company’s debt obligations. As such dividends were expensed, the Company has recaptured an equivalent amount of other income income in the amount of $734,228 effective December 30, 2016.

QWICK MEDIA INC.

Notes to the Consolidated Financial Statements

YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

(Stated in U.S. Dollars)

10.	COMMITMENTS AND CONTRACTUAL OBLIGATIONS

The Company had no significant commitments or contractual obligations with any parties respecting executive compensation, consulting arrangements, or other matters other than disclosed below. Management services provided are on a month-to-month basis.

The Company has entered into leases for the provision of facility space until August 31, 2017 and May 31, 2018, and continued on a month-to-month basis. The Company’s future minimum lease payments for the leases on premises are as follows:

Fiscal year ending December 31, 2017	$66,056 (CDN$88,691)
Fiscal year ending December 31, 2018	12,784 (CDN$17,165)
Total	$78,840 (CDN$105,856)

11.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The following table presents information about the Company’s financial instruments that have been measured at fair value as of December 31, 2016, and indicates the fair value hierarchy of the valuation inputs utilized to determine such fair values:

DECEMBER 31, 2016	FAIR VALUE INPUT LEVEL	HELD-FOR- TRADING	TOTAL CARRYING VALUE	FAIR VALUE
Financial assets
Cash	1	$56,130	$56,130	$56,130

DECEMBER 31, 2015	FAIR VALUE INPUT LEVEL	HELD-FOR- TRADING	TOTAL CARRYING VALUE	FAIR VALUE
Financial assets
Cash	1	$60,161	$60,161	$60,161

Due to the nature of cash, accounts payable and redeemable preferred shares, the fair value of these instruments approximated their carrying value.

12.	SEGMENTED INFORMATION

The Company’s business is considered as operating in one segment, being the development of software and hardware for use in digital media kiosks.

13.	INCOME TAXES

The provision for income taxes differs from the result which would be obtained by applying the statutory income tax rate of 26% (2015 - 26%; 2014 – 26%) to income before income taxes. The difference results from the following items:

	2016	2015	2014

Computed expected (benefit) income taxes	$(238,000)	$(271,000)	$(535,000)
Increase in valuation allowance	238,000	271,000	535,000
	$-	$-	$-

QWICK MEDIA INC.

Notes to the Consolidated Financial Statements

YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

(Stated in U.S. Dollars)

13.	INCOME TAXES (Continued)

Significant components of the Company’s deferred income tax assets are as follows:

	2016	2015

Deferred income tax asset	$3,835,000	$3,597,000
Valuation allowance	(3,835,000)	(3,597,000)
	$-	$-

The Company has net operating losses of approximately $14,750,000 (2015 - $13,835,000), which, if unutilized, will expire through to 2036. Future tax benefits, which may arise as a result of these losses, have not been recognized in these consolidated financial statements and have been offset by a valuation allowance.

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

_______

* Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

QWICK MEDIA INC.

By:	"Ross J. Tocher"
Ross J. Tocher,
President and Chief Executive Officer
(Principal Executive Officer)

Date: May 1, 2017

By:	"Kevin Kortje"
Kevin Kortje
Chief Financial Officer
(Principal Financial Officer
and Principal Accounting Officer)

Date: May 1, 2017

