Form 20-F
period 2017-12-31
QWICK MEDIA INC.
filed 2018-05-09
CIK 1128790

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

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

104 – 8331 Eastlake Drive
Burnaby, British Columbia, Canada V5A 4W2
(Address of principal executive offices)

     Ross Tocher, President
Telephone: (778) 370-1715
Facsimile: (604) 336-5460
104 – 8331 Eastlake Drive
Burnaby, British Columbia
Canada, V5A 4W2
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

Not Applicable
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 71,128,456 common shares as of December 31, 2017

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
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
[   ] YES  [   ] NO.

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

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. These factors should be considered carefully and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements are based on assumptions that management believes are reasonable, which include, but are not limited to, assumptions with respect to our future growth potential, results of operations, future prospects and opportunities, execution of our business strategy, maintaining a stable workforce, there being no material variations in the current tax and regulatory environments, future levels of indebtedness, and current economic conditions remaining unchanged, readers are cautioned that forward-looking statements are not guarantees of future performance and that actual results of operations, financial condition and liquidity, and the development of the industry in which we operate may differ materially from the forward-looking statements contained in this annual report. In addition, even if our results of operations, financial condition and liquidity, and the development of the industry in which it operates are consistent with the forward-looking statements contained in this annual report, those results or developments may not be indicative of results or developments in the future.

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

The following financial data summarizes selected financial data for our company prepared in accordance with United States generally accepted accounting principles (“US GAAP”) for the five fiscal years ended December 31, 2017. The information presented below for the five-year period ended December 31, 2017 is derived from our financial statements which were examined by our independent auditor. The information set forth below should be read in conjunction with our audited financial statements and related notes included in this annual report, and with the information appearing under the heading “Item 5. Operating and Financial Review and Prospects”. The data is presented in U.S. dollars.

Selected Financial Data
(Stated in U.S. Dollars - Calculated in accordance with US GAAP)

	Year ended	Year ended	Year ended	Year ended	Year ended
	Dec. 31, 2017	Dec. 31, 2016	Dec. 31, 2015	Dec. 31, 2014	Dec. 31, 2013
	(audited)	(audited)	(audited)	(audited)	(audited)
Revenue	$135,817	$654,916	$459,125	$89,526	$110,553
Total expenses	$1,239,791	$1,658,814	$1,664,572	$2,213,092	$2,757,381
Loss from operations and continuing operations	$1,103,974	$1,003,898	$1,205,447	$2,123,566	$2,646,828
Net loss	$1,103,902	$269,508	$1,205,039	$2,119,472	$2,646,828
Basic and diluted loss per common share	$0.02	-	$0.02	$0.03	$0.04
Total assets	$349,096	$383,321	$501,581	$613,603	$693,420
Total liabilities	$1,065,811	$246,953	$8,023,963	$7,078,568	$5,084,753
Total stockholders’ equity (deficiency)	($15,226,143)	($14,919,976)	($ 9,550,327)	($ 8,492,910)	($ 6,419,278)
Capital stock	$71,128	$71,128	$71,128	$71,128	$71,128
Weighted average number of common shares outstanding	71,128,456	71,128,456	71,128,456	71,128,456	71,128,456
Number of common shares outstanding as at period end	71,128,456	71,128,456	71,128,456	71,128,456	71,128,456
Long-term debt	$37,833	-	-	-	-
Dividends per common share	-	-	-	-	-

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

Principal Office

Our principal executive offices are located at 104 – 8331 Eastlake Drive, Burnaby, British Columbia, Canada V5A 4W2. Our telephone number is (778) 370-1715 and our fax number is (604) 336-5460. Our registered office in the Cayman Islands is at 89 Nexus Way, Camana Bay, George Town, Grand Cayman, Cayman Islands KY1-9007.

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

Capital Expenditures

During the three fiscal years ended December 31, 2017, 2016 and 2015, we did not undertake any material capital expenditures.

Takeover offers

We are not aware of any public takeover offers by third parties in respect of our securities, and we have not made any public takeover offers in respect of any other company’s securities, during the last or current financial year.

B.	Business Overview

General

We are engaged in the business of developing interactive proprietary software for digital media applications and integrating it with hardware. We primarily integrate our proprietary touchscreen software products as user interfaces (“UIs”) and content management systems with flat LCD/LED screens, and computer hardware and related peripherals and enclosures provided by third parties, in the expectation of generating recurring fees under end-user licenses. Our software development business is primarily based in Burnaby, British Columbia, Canada; however, throughout the year ended December 31, 2017 we also retained services from programmers in the People’s Republic of China who were former employees of our subsidiary, Wuxi, formerly based outside of Shanghai.

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

•

Effective Means of Managing Consumer Traffic. We provide opportunities to location sponsors and advertisers to utilize non-advertising time on our network to provide other information to consumers. The ability to provide timely information to consumers allows our interactive digital media network to aid in the management of consumer traffic. The media broadcasting industry is driven by advertising dollars generated through ad placement in TV, radio, newsprint and Internet mediums. We believe the reason for explosive Internet growth is that it provides a non- interruptive mechanism for delivering user driven on-demand content with targeted ads. Traditional media does not provide this instant freedom of interactivity, which appears to have caused losses of audiences to alternative interactive digital mediums that converge content consumption through a digital format.

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

Employees

As of December 31, 2017, we had six employees working on sales, software development and hardware integration in Burnaby, British Columbia. Additionally, the Corporation has engaged two contractors who work in from PRC.

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

Legal Proceedings

Our company was not a party to, and none of our property was the subject of, any material legal proceeding since January 1, 2017, nor are we currently party to any material legal proceeding or contemplating any legal proceedings which are material to our business. From time to time, however, we may be subject to various claims and legal actions arising in the ordinary course of business.

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

Our principal executive offices and operating headquarters are located in Burnaby, British Columbia, where we lease approximately 184 square meters of office and warehouse space. Our branch office lease of approximately 500 square meters of combined office and warehouse space is located in Surrey British Columbia.

ITEM 4A	Unresolved Staff Comments

Not applicable.

ITEM 5	Operating and Financial Review and Prospects

The information in this section is presented in accordance with United States generally accepted accounting principles.

A.	Operating Results

The following summary should be read in conjunction with our audited financial statements for the years ended December 31, 2017, 2016 and 2015, which are included in this annual report on Form 20-F.

	Year Ended December 31, 2017 (audited) $	Year Ended December 31, 2016 (audited) $	Year Ended December 31, 2015 (audited) $
Revenue	135,817	654,916	459,125
Expenses
Advertising and promotion	36,479	19,877	3,511
Amortization	23,306	24,085	15,074
Consulting fees	320,203	183,652	193,667
Filing fees	11,947	14,694	25,196
Foreign exchange loss (gain)	39,912	140,015	(323,724)
Interest and bank charges	6,349	5,536	106,719
Inventory costs	62,631	383,282	266,365
Management fees	23,103	41,514	161,428
Office and administrative	83,454	106,485	181,367
Professional fees	38,664	30,899	97,642
Rent	116,522	127,070	140,679
Salaries, wages and benefits	469,851	568,310	777,645
Travel	7,350	13,395	19,003
Total expenses	1,239,791	1,658,814	1,664,572
Operating Loss	1,103,974	1,003,898	1,205,447

Revenue

Year Ended December 31, 2017 Compared to the Year Ended December 31, 2016

The Company generated $135,817 in revenue during the year ended December 31, 2017 compared to $654,916 during the year ended December 31, 2017, a decrease of $519,099. The reason for the decrease in revenue was mainly due to a decrease in sales of interactive kiosks of $446,429 (from $446,429 in 2016 to $NIL in 2017).

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

Expenses

Year ended December 31, 2017 compared to year ended December 31, 2016

The Company incurred expenses of $1,239,791 during the year ended December 31, 2017 compared to $1,658,814 during the year ended December 31, 2016, a decrease of $419,023. The decrease in expenses was mainly attributable to decreases in expenses other than foreign exchange gains and losses of $318,920 (from $1,518,799 in 2016 to $1,199,879 in 2017); plus a decrease in foreign exchange losses of $100,103 (from $140,015 in 2016 to $39,912 in 2017). The decrease of $318,920 in non-foreign exchange expenses was due mainly to decreases in (i) management fees of $18,411 (2017 – $23,103; 2016 – $41,514) due to cost-cutting measures in 2017; (ii) salaries and wages of $98,459 (2017 – $469,851; 2016 – $568,310) due to cost-cutting measures in 2017; (iii) office and administrative costs of $23,031 (2017 – $106,485; 2016 –$106,485) due to cost-cutting measures in 2017 and (iv) inventory costs of $320,651 (2017 – $62,631; 2016 –$383,282) due to lower revenue generated in 2017 relative to 2016. These decreases were offset by an increase in consulting fees of $136,551 (2017 – $320,203; 2016 – $183,652) due to stock-based compensation from the issue of incentive stock options in 2017. The decrease in foreign exchange loss of $100,103 (2017 –$39,912; 2016 – $140,015) was due to the strengthening of the Canadian dollar relative to the US dollar in 2017 versus 2016 when there was a net liability position held in Canadian dollars in 2017.

Net loss increased by $834,394 (2017 – $1,103,902; 2016 – $269,508). The increase in net loss was due to a reversal of accrued dividends in 2016 of $734,228 (2017 – $Nil); plus a net decrease of $100,076 from a decrease in revenues $519,098; offset by a decrease in expenses of $419,023; both changes of which are explained in the preceding paragraphs.

Year ended December 31, 2016 compared to year ended December 31, 2015

The Company incurred expenses of $1,658,814 during the year ended the year ended December 31, 2016 compared to $1,664,572 during the year ended December 31, 2015, a decrease of $5,758. The decrease in expenses was mainly attributable to decreases in expenses other than foreign exchange gains and losses of $469,497 (from $1,988,296 in 2015 to $1,518,799 in 2016); offset by an increase in foreign exchange losses of $463,739 (from foreign exchange gains of $323,724 in 2015 to foreign exchange losses of $140,015 in 2016). The decrease of $469,497 in non-foreign exchange expenses were due mainly to decreases in (vi) management fees of $119,914 (2016 – $41,514; 2015 – $161,428); (vii) salaries and wages of $209,335 (2016 –$568,310; 2015 – $777,645); (viii) office and administrative costs of $74,882 (2016 – $106,485; 2015 –$181,367) and (ix) professional fees of $66,743 (2016 – $30,899; 2015 – $97,642). The increase in foreign exchange loss of $463,739 was due to a decrease in strength of the Canadian dollar relative to the US dollar in 2016 versus 2015 when there was a net liability position held in Canadian dollars.

Net loss decreased by $935,531 (2016 – $269,508; 2015 – $1,205,039). The decrease in net loss was due to an increase in revenue of $195,791 plus a write-off of $734,228 in accrued dividends; both changes of which are explained in the preceding paragraphs.

B.	Liquidity and Capital Resources

Our financial position as at December 31, 2017 and December 31, 2016 and the changes for the years then ended are as follows:

Working Capital

	As at	As at
	December 31, 2017	December 31, 2016	Change Between
	(audited)	(audited)	Fiscal Years
Current assets	$180,754	$266,821	(86,067)
Current liabilities	$1,024,790	$246,953	(777,837)
Working capital (deficit)	$(844,036)	$19,868	(863,904)

Our working capital deficit increased by $863,904 from a positive working capital of $19,868 at December 31, 2016 to a working deficit of $844,036 at December 31, 2017, due primarily to the increase in amounts due to related parties of $847,630 from $63,808 at December 31, 2016 to $911,438 at December 31, 2017.

The Company’s total assets decreased by $34,225 (from $383,321 as at December 31, 2016 to $349,096 as at December 31, 2017) due primarily to the decrease in current assets of $86,067 (from $266,821 at December 31, 2016 to $180,754 at December 31, 2017); offset by an increase in property and equipment of $60,822 (from $28,802 at December 31, 2016 to $89,624 at December 31, 2017).

The Company’s total liabilities increased by $818,858 (from $246,953 at December 31, 2016 to $1,065,811 at December 31, 2017); primarily due to increased amounts due to related parties of $847,630 (from $63,808 at December 31, 2016 to $911,438 at December 31, 2017).

Cash Flows

	Year Ended	Year Ended
	December 31, 2017	December 31, 2016
	(audited)	(audited)
Net cash used in by operating activities	$(858,714)	$(526,923)
Net cash provided by financing activities	$841,799	$534,294
Net cash used in investing activities	$(22,009)	$(11,402)
Decrease in cash during the year	$(38,924)	$(4,031)
Cash, beginning of year	$56,130	$60,161
Cash, end of year	$17,206	$56,130

Operating Activities

Operating activities used cash of $858,714 during the year ended December 31, 2017 (2016 – $526,923), an increase in the use of cash of $331,791. This increase was primarily due to: (1) an increase in net loss of $834,394 (from $259,508 in 2016 to $1,103,902 in 2017); (2) a decrease in changes in receivables of $115,912 (from $137,539 in 2016 to $21,627 in 2017); and (3) a decrease in changes to amounts due to related parties of $311,233 (from $311,233 in 2016 to $Nil in 2017). All these increases in the use of cash in operations were offset by: (4) a decrease in changes to accrued dividends payable paid of $734,228 (from $734,228 in 2016 to $Nil in 2016); and (5) the adjustment to cash used from operations from the increase in share-based compensation of $186,416 (from $64,403 in 2016 to $250,819 in 2017).

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

Investing Activities

During the year ended December 31, 2017, the Company used cash for investing activities of $22,009 as compared to $11,402 in 2016: an increase of $10,607. Cash was used to purchase property and equipment.

Financing Activities

Financing activities consisted mainly of $847,630 cash received from loans payable to related parties in the year ended December 31, 2017 (2016 – $534,294), an increase of $313,336.

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

Going Concern

Due to the uncertainty of our ability to meet our current operating and capital expenses, in their report on the annual financial statements for the year ended December 31, 2017, our independent auditors included an explanatory paragraph regarding concerns about our ability to continue as a going concern. There is substantial doubt about our ability to continue as a going concern as the continuation of our business is dependent upon our achieving a profitable level of operation. The issuance of additional equity securities by us could result in a significant dilution in the equity interests of our current shareholder, and obtaining debt financing, assuming such financing would be available, will increase our liabilities and future cash commitments.

C.	Research and Development, Patents and Licenses etc.

As at December 31, 2016, we have completed development of our CMS for use on interactive touch screen hardware. The CMS has been tested and proven to improve the ease of use, presentation, and delivery of a wide variety of client-based information to those within an organization or to a public audience. It can also be combined with high utility self-service kiosks, such as secure mobile phone charging stations. The CMS is now ready to be marketed and distributed to information technology resellers and consumers around the world.

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

The Company had no significant commitments or contractual obligations with any parties respecting executive compensation, consulting arrangements or other matters other than disclosed below. Management services provided are on a month-to-month basis.

The Company has entered into leases for the provision of facility space and capital assets until May 31, 2021 and July 31, 2022. The Company’s future minimum lease payments for its leases are as follows:

Fiscal year ending December 31, 2018 - $72,238
Fiscal year ending December 31, 2019 - $75,133
Fiscal year ending December 31, 2020 - $67,257
Fiscal year ending December 31, 2021 - $29,162
Fiscal year ending December 31, 2022 - $ 5,707
TOTAL - $249,497

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

Name	Position Held	Age	Date First Elected or Appointed
Ross J. Tocher	President, Chief Executive Officer, Secretary, Treasurer and Director	57	September 10, 2008, January 28, 2011(1)
Barbara Welsh	Director	66	January 28, 2011
Brian Petersen	Director	51	January 28, 2011
Kevin Kortje	Chief Financial Officer	60	January 28, 2011
Ted Cowie	Director	69	June 25, 2013
Steven Koles	Director	49	April 30, 2014
Corrine Tocher	Director	66	August 4, 2015

(1)	Mr. Tocher has served as our president and chief executive officer since September 10, 2008. He has served as a director since January 28, 2011.

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

Steven Koles

Steven Koles is the President and CEO of HiFi Engineering, which provides high fidelity remote monitoring systems for the energy industry, since May 2014. Mr. Koles was previously President and CEO of Hemisphere GPS, a designer of innovative, high accuracy GPS based products for positioning, guidance, and machine control applications, from September 2006 to September 2012, as well as Vice President and General Manager at AOL (Time Warner) Canada from March 2003 to June 2006.

Corrine Tocher

Corrine is a past president of Tocher Holdings Ltd. since 1962. Until 1991, she administered the marketing division of Canadian Northern Shield Insurance Company, establishing support systems during its spin-off from the Insurance Corporation of British Columbia (ICBC). Corrine brings a wealth of project management and investment experience to the company.

Relationships

There are no family relationships between any of the directors or executive officers of our company with the exception that Ross and Corrine Tocher are siblings.

There are no arrangements or understandings between any of the directors and/or executive officers and any other person pursuant to which that director and/or executive officer was selected.

B.	Compensation

Executive Compensation

The following table sets forth all compensation paid or accrued during the year ended December 31, 2017 to our directors, our Chief Executive Officer, Chief Financial Officer and each of the other most highly compensated executive officers whose total compensation exceeded $150,000 in such fiscal year.

SUMMARY COMPENSATION TABLE
Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Ross J. Tocher President, Chief Executive Officer, Secretary, Treasurer and Director(1)	2017	Nil	Nil	Nil	37,969	Nil	Nil	Nil	37,969
Kevin Kortje Chief Financial Officer(2)	2017	Nil	Nil	Nil	12,656	Nil	Nil	30,000	42,656
Barbara Welsh Director(3)	2017	Nil	Nil	Nil	25,313	Nil	Nil	Nil	25,313
Brian Petersen Director(3)	2017	Nil	Nil	Nil	32,907	Nil	Nil	Nil	32,907
Ted Cowie(7) Director	2017	Nil	Nil	Nil	10,125	Nil	Nil	Nil	10,125
Steven Koles(8) Director	2017	Nil	Nil	Nil	10,125	Nil	Nil	Nil	10,125
Corrine Tocher(9) Director	2017	Nil	Nil	Nil	27,358	Nil	Nil	Nil	27,358

(1)	Mr. Tocher was appointed as our president and chief executive officer effective September 10, 2008 and as a director effective January 28, 2011.
(2)	Mr. Kortje was appointed as our chief financial officer effective January 28, 2011.
(3)	Ms. Welsh and Mr. Petersen were appointed as directors effective January 28, 2011.
(4)	Mr. Kortje received consulting fees of CAD$2,500 per month. The consulting fees are paid to Mr. Kortje’s personal corporation, KII Management Inc.
(7)	Mr. Cowie was appointed as a director on June 25, 2013.
(8)	Mr. Koles was appointed as a director on April 30, 2014.
(9)	Corrine Tocher was appointed as director on August 4th, 2015.

We do not provide pension, retirement or similar benefits to our directors or officers.

C.	Board Practices

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

Our audit committee is currently comprised of Brian Petersen and Steven Koles, each of whom are considered “independent. We have determined that Brian Petersen qualifies as an “audit committee financial expert”. The audit committee reviews and approves the scope of the audit procedures employed by our independent auditors, reviews the results of the auditor’s examination, the scope of audits. The audit committee also recommends the selection of independent auditors. We do not have a remuneration or compensation committee.

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

As of December 31, 2017, we had six employees working on sales, software development and hardware integration in Burnaby, British Columbia. Additionally, the Corporation has engaged two contractors work from PRC.

E.	Share Ownership

As of April 23, 2018, we had 71,128,456 common shares issued and outstanding. Of the shares issued and outstanding on that date, our directors and officers (or former officers) owned the following common shares:

Name and Address of Beneficial Owner	Position Held With the Company	Amount and Nature of Beneficial Ownership	Percentage of Class(1)
Ross J. Tocher 116-2450 161A Street, Surrey, BC V3S 8K4	President, Chief Executive Officer and Director	30,325,135common shares(2)	42.63%
		9,994,407 Class A Shares(2.1)	99.77%
		750,000 stock options(3)	1.05%
Kevin Kortje 2736 West 11th Avenue, Vancouver, BC V6K 2L9	Chief Financial Officer	250,000 stock options(3)	0.35%
Barbara Welsh 104 - 8331 Eastlake Drive Burnaby, BC V5A 4W2	Director	500,000 stock options(3)	0.70%
Brian Petersen 1209 Prospect Ave. S.W. Calgary, Alberta T2T 0X4	Director	5,371,421 common shares(1)	7.6%
		22,872 Class A Shares(2.1)	0.42%
		650,000 stock options(3)	0.91%
Gregory Dureault 8446 214B Street, Langley, BC V1M2K7	Formerly a Senior Vice President and General Counsel	250,000 stock options(3)	0.35%
Ted Cowie 110-20211-66 Avenue, Langley, BC V2Y 1P3	Director	200,000 stock options(3)	0.28%
Steven Koles 1212 Montreal Avenue SW Calgary, AB T2T 0Z4	Director	300,000 stock options(5)	0.70%
		200,000 stock options(3)
Corrine Tocher 1890 Flicker Road, Shawnigan Lake, BC V0R 2W5	Director	3,488,935 common shares(6)	5.96%
		300,000 stock options(6)
		450,000 stock options(3)
Peter Nieforth 2803 – 1050 Burrard Street, Vancouver, BC V6Z 2S3	Formerly a Chief Operating Officer	1,000,000 stock options(7)	1.4%

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

(3)

4,630,000 stock options were granted on June 7, 2017 to directors, officers and third parties of the Company, of which 1/3 were vested at June 7, 2017; 1/3 on June 7, 2018; and 1/3 on June 7, 2019 at an exercise price of $0.10 per share, expiring June 7, 2022.

(5)	Each of the Estate of the late Mr. William LeClair, and Mr. Koles hold stock options to acquire 300,000 common shares at an exercise price of $0.20 per share until April 30, 2019.
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

As of April 23, 2018, we had 71,128,456 common shares issued and outstanding. The following table sets forth persons known to us to be the beneficial owner of more than five (5%) of our common shares as of April 23, 2018:

Name	Number of Common Shares Beneficially Owned	Percentage(1)	Number of Class A Preferred Shares Beneficially Owned	Percentage
Ross J. Tocher(2) 8652 Commerce Court Burnaby, BC V5A 4N6	30,775,135	43.27%	9,994,407(3)	99.77%

(1)

Based on 71,128,456 common shares issued and outstanding as of April 23, 2018. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Common shares subject to options or warrants currently exercisable or exercisable within 60 days, are deemed outstanding for purposes of computing the percentage ownership of the person holding such option or warrants, but are not deemed outstanding for purposes of computing the percentage ownership of any other person

(2)

Includes 6,171,021 common shares held by R J Tocher Holdings Ltd., a private company wholly owned by Mr. Tocher, 15,594,628 common shares held by Concept Financial Inc., a private company wholly owned by Mr. Tocher, and 8,259,486 common shares held by In Touch Digital Media, a private company wholly owned by Mr. Tocher. On June 7, 2017, Mr. Tocher was granted 750,000 stock options at an exercise price of $0.10 per share, expiring June 7, 2022. One-third of these options were vested June 7, 2017; one-third will be vested June 7, 2018; and the final one-third June 7, 2019.

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

As of April 23, 2018, our 71,128,456 issued and outstanding common shares are held as follows:

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

For the year ended December 31, 2017, the Company carried out a number of transactions with related parties in the normal course of business. Neither we, nor any of our subsidiaries, have made any loans to or for the benefit of any associates, major shareholders, key management personnel, or their families or related companies. These transactions were recorded at their exchange amount, which is the amount of consideration established and agreed to by the related parties.

The following are related party transactions and amounts owing at December 31, 2017 that are not otherwise disclosed elsewhere: For the year ended December 31, 2017, the Company paid management fees of $23,103 (2016 – $41,514; 2015 – $161,428) to companies controlled by officers and directors; and salaries of $57,758 (2016 – $135,864; 2015 – $51,682) to a former officer of the Company and spouse.

The Company recorded share-based compensation of $191,082 (2016 – $64,403; 2015 – $147,622) as consulting fees and salaries paid to directors and officers for the year ended December 31, 2017.

As of December 31, 2017, the Company recorded in accounts payable and accrued liabilities: (i) $7,533 (2016 – $7,038) owed to a company controlled by a director; (ii) $6,277 (2016 – $3,910) owed to a company controlled by an officer; (iii) $6,344 (2016 – $3,693) owed to a director of the Company; and (iv) $Nil (2016 – $Nil) owed to an officer of the Company. The amounts owed are unsecured, non-interest bearing and due on demand.

As of December 31, 2017, $986,726 (2016 – $Nil (CAD $Nil) had been advanced by the President of the Company; the advances were unsecured, non-interest bearing and due on demand.

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

A. Financial Statements and Other Financial Information

Our financial statements are stated in U.S. dollars and are prepared in accordance with US GAAP. Financial statements included with this annual company report are listed below:

Audited Annual Financial Statements for Qwick Media Inc. as at December 31, 2017, 2016 and 2015, and for the fiscal years ended December 31, 2017, 2016 and 2015:

(a)	Independent Auditor’s Report of Morgan & Company LLP dated April 27, 2018 on the Financial Statements as at December 31, 2017, 2016 and 2015;

(b)	Balance Sheets at December 31, 2017 and 2016;

(c)	Statements of Operations for the years ended December 31, 2017, 2016 and 2015.

(d)	Statements of Cash Flows for the years ended December 31, 2017, 2016 and 2015

(e)	Statement of Shareholders’ Equity (Deficiency) for the years ended December 31, 2017, 2016 and 2015

(f)	Notes to Financial Statements.

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

There are no material contracts to which we are a party which were entered into during the last two years immediately preceding April 23, 2018.

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

Our Code of Business Conduct and Ethics was filed with the Securities and Exchange Commission on March 30, 2004 as Exhibit 14.1 to our annual report on Form 10-KSB. We will provide a copy of the Code of Business Conduct and Ethics to any person without charge, upon request. Requests can be sent to #104 – 8331 Eastlake Drive, Burnaby, British Columbia, Canada V5A 4W2.

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

Our current independent public accountants provided audit and other services during the fiscal years ended December 31, 2017 and 2016 as follows:

	2017 ($)	2016 ($)
Audit Fees	24,642	22,254
Audit-Related Fees	-	-
Tax Fees	-	-
All Other Fees	-	-
Total Fees	24,642	22,254

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

ITEM 16D.	Exemption from the Listing Standards for Audit Committees

Not applicable.

ITEM 16E	Purchases of Equity Securities by the Company and Affiliated Purchasers

Not applicable.

ITEM 16F	Change in Registrant’s Certifying Accountant

Not applicable.

ITEM 16G	Corporate Governance

Not applicable.

ITEM 16H	Mine Safety Disclosure

Not applicable.

ITEM 17	Financial Statements

Financial Statements Filed as Part of this Report:

Audited Annual Financial Statements for Qwick Media Inc. as at December 31, 2016, 2015 and 2014:

(a)	Independent Auditor’s Report of Morgan & Company LLP dated April , 2018 on the Financial Statements as at December 31, 2017, 2016 and 2015;

(b)	Balance Sheets at December 31, 2017 and 2016;

(c)	Statements of Operations for the years ended December 31, 2017, 2016 and 2015

(d)	Statements of Cash Flows for the years ended December 31, 2017, 2016 and 2015

(e)	Statement of Stockholders’ Equity (Deficiency) for the years ended December 31, 2017, 2016 and 2015

(f)	Notes to Financial Statements.

QWICK MEDIA INC.

CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2017, 2016 and 2015

(Stated in U.S. Dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of
Qwick Media Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Qwick Media Inc. (the "Company") as at December 31, 2017 and 2016, the related consolidated statements of operations, cash flows, and shareholders’ (deficiency) equity, for each of the three years in the period ended December 31, 2017, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Emphasis of Matter

The accompanying financial statements referred to above have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company incurred losses from operations since inception, has not attained profitable operations and is dependent upon obtaining adequate financing to fulfill its operating activities. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also discussed in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

We have served as the Company's auditor since 2000.

Vancouver, Canada	“Morgan & Company LLP”
April 27, 2018	Chartered Professional Accountants

PO Box 10007, 1630 – 609 Granville Street, Vancouver, British Columbia, Canada V7Y 1A1
Tel: (604) 687 – 5841	Fax: (604) 687 – 0075	www.morgancollp.com

QWICK MEDIA INC.

CONSOLIDATED BALANCE SHEETS
(Stated in U.S. Dollars)

	DECEMBER 31,
	2017	2016
ASSETS

Current
Cash	$17,206	$56,130
Receivables	12,864	34,491
Inventory (Note 3)	128,773	146,398
Prepaid expenses	21,911	29,802
Total Current Assets	180,754	266,821

Equipment (Note 4)	89,624	28,802

Intangible Assets (Note 5)	78,718	87,698

Total Assets	$349,096	$383,321

LIABILITIES

Current
Accounts payable and accrued liabilities (Note 7)	$103,877	$183,145
Due to related parties (Note 7)	911,438	63,808
Current portion of capital lease obligations (Note 6)	9,475	–
Total Current Liabilities	1,024,790	246,953

Deferred Revenue	3,188	–

Capital Lease Obligations (Note 6)	37,833	–
Total Liabilities	1,065,811	246,953

SHAREHOLDERS’ (DEFICIENCY) EQUITY

Share Capital
Authorized: 400,000,000 common shares, $0.001 par value; 100,000,000 preferred shares, $0.001 par value, and series as determined by directors. Common Stock – 71,128,456 common shares issued at December 31, 2017 and 2016	71,128	71,128
Preferred Stock – 9,891,800 preferred shares issued at December 31, 2017 and 2016,	9,892	9,892

Additional Paid-in Capital	15,226,143	14,975,324

Deficit	(16,023,878)	(14,919,976)
Total Shareholders’ (Deficiency) Equity	(716,715)	136,368

Total Liabilities and Shareholders’ (Deficiency) Equity	$349,096	$383,321

Going Concern, Commitments and Contractual Obligations (Notes 1 and 10)

The accompanying notes are an integral part of these consolidated financial statements.

QWICK MEDIA INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
(Stated in U.S. Dollars)

	YEARS ENDED DECEMBER 31,
	2017	2016	2015

Revenue	$135,817	$654,916	$459,125

Expenses
Advertising and promotion	36,479	19,877	3,511
Amortization	23,306	24,085	15,074
Consulting fees (Notes 7 and 8)	320,203	183,652	193,667
Filing fees	11,947	14,694	25,196
Foreign exchange loss (gain)	39,912	140,015	(323,724)
Interest and bank charges	6,349	5,536	106,719
Inventory costs	62,631	383,282	266,365
Management fees (Note 7)	23,103	41,514	161,428
Office and administrative	83,454	106,485	181,367
Professional fees	38,664	30,899	97,642
Rent	116,522	127,070	140,679
Salaries, wages and benefits (Note 7)	469,851	568,310	777,645
Travel	7,370	13,395	19,003
Total Expenses	1,239,791	1,658,814	1,664,572

Operating Loss	(1,103,974)	(1,003,898)	(1,205,447)
Other Income
Interest income	72	162	408
Reversal of accrued dividends payable (Note 9)	–	734,228	-
Net Loss For The Year	$(1,103,902)	$(269,508)	$(1,205,039)

Basic And Diluted Loss Per Common Share	$(0.02)	$(0.00)	$(0.02)

Weighted Average Number Of Common Shares Outstanding	71,128,456	71,128,456	71,128,456

The accompanying notes are an integral part of these consolidated financial statements.

QWICK MEDIA INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Stated in U.S. Dollars)

	YEARS ENDED DECEMBER 31,
	2017	2016	2015
Cash Flows (Used In) Provided By:

Operating Activities
Net loss for the year	$(1,103,902)	$(269,508)	$(1,205,039)
Adjustments to reconcile net loss to net cash used in operating activities:
Amortization	23,306	24,085	15,074
Share-based compensation	250,819	64,403	147,622
Inventory obsolescence	28,243	22,453	26,699
Changes in operating assets and liabilities:
Receivables	21,627	137,539	46,710
Loans receivable	–	–	16,026
Prepaid expenses	7,891	9,396	(13,356)
Inventory	(10,618)	(67,842)	(13,014)
Deferred revenue	3,188	–	–
Due to related parties	–	311,233	322,985
Accrued dividends payable	–	(734,228)	101,398
Accounts payable and accrued liabilities	(79,268)	(24,454)	101,962
Net cash used in operating activities	(858,714)	(526,923)	(452,933)

Investing Activities
Cash paid to acquire business	–	–	(27,850)
Purchase of equipment	(22,009)	(11,402)	(7,425)
Net cash used in investing activities	(22,009)	(11,402)	(35,275)
Financing Activity
Proceeds from loans payable to related parties	847,630	534,294	419,050
Principal portion of lease payments	(5,831)	–	–
Net cash provided by financing activities	841,799	534,294	419,050

Net Decrease in Cash	(38,924)	(4,031)	(69,158)
Cash, Beginning of Year	56,130	60,161	129,319

Cash, End of Year	$17,206	$56,130	$60,161

Non-cash investing and financing activities
Acquisition of assets under capital leases	$53,139	$–	$–
Issuance of preferred shares to settle related party debt	–	7,863,855	–

The accompanying notes are an integral part of these consolidated financial statements.

QWICK MEDIA INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ (DEFICIENCY) EQUITY
YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015
(Stated in U.S. Dollars)

	SHARE CAPITAL
			Number
	Number of		of		Additional
	Common		Preferred		Paid-in
	Shares	Par Value	Shares	Par Value	Capital	Deficit	TOTAL
Balance, December 31, 2014	71,128,456	$71,128	2,027,945	$–	$4,881,391	$(13,445,429)	$(8,492,910)
Share-based compensation	–	–	–	–	147,622	–	147,622
Net loss for the year	–	–	–	–	–	(1,205,039)	(1,205,039)
Balance, December 31, 2015	71,128,456	71,128	2,027,945	–	5,029,013	(14,650,468)	(9,550,327)
Reclasification of preferred shares	–	–	–	2,028	2,025,917	–	2,027,945
Issuance of preferred shares to settle related party debt	–	–	7,863,855	7,864	7,855,991	–	7,863,855
Share-based compensation	–	–	–	–	64,403	–	64,403
Net loss for the year	–	–	–	–	–	(269,508)
							(269,508)
Balance, December 31, 2016	71,128,456	71,128	9,891,800	9,892	14,975,324	(14,919,976)	136,368
Share-based compensation	–	–	–	–	250,819	–	250,819
Net loss for the year	–	–	–	–	–	(1,103,902)	(1,103,902)
Balance, December 31, 2017	71,128,456	$71,128	9,891,800	$9,892	$15,226,143	$(16,023,878)	$(716,715)

The accompanying notes are an integral part of these consolidated financial statements.

QWICK MEDIA INC.

Notes to the Consolidated Financial Statements

YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015
(Stated in U.S. Dollars)

1.	NATURE OF OPERATIONS AND GOING CONCERN

a)	Organization

Qwick Media Inc. (the “Company”) is governed by the corporate laws of the Cayman Islands. It is currently a reporting issuer in the Provinces of British Columbia and Ontario, Canada. Principal executive offices are located in Vancouver, British Columbia, Canada. The registered office is in the Cayman Islands.

The Company was incorporated on October 5, 2000 under the laws of the State of Nevada, and has since re-domiciled to the Cayman Islands and become a foreign private issuer with the United States Securities and Exchange Commission (the “SEC”). The Company is in the business of developing interactive proprietary software, intellectual property and hardware. The Company earns its revenue from the sale of digital media kiosks, as well as the performance of various software consulting and implementation services, mainly in Canada and the U.S.

b)	Going Concern

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern.

As shown in the accompanying consolidated financial statements, the Company has incurred accumulated losses of $16,023,878 as at December 31, 2017 (2016 - $14,919,976). The future of the Company is dependent upon its ability to obtain adequate financing and upon future profitable operations. Management has plans to seek additional capital financing through private placement and a public offering of the Company’s common shares and from the issuance of promissory notes. These factors raise substantial doubt regarding the Company’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts of and classification of liabilities that might be necessary in the event the Company cannot continue in existence.

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

Cash consists of cash on deposit with high quality major financial institutions. The carrying amounts approximated fair market value due to the liquidity of these deposits. For purposes of the balance sheets and statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company had no cash equivalents at December 31, 2017 and 2016.

QWICK MEDIA INC.

Notes to the Consolidated Financial Statements

YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015
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

The Company also earns revenue from software consulting and implementation services performed under per hour or fixed fee arrangements. Revenue from such services is recognized as the services are provided or upon expiration of the contractual service period.

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

To December 31, 2017, software development costs, comprised of salaries, wages and benefits, and direct overhead, have been charged to operations as the research and development activities for other components of the product and processes have not been completed.

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

YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015
(Stated in U.S. Dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

f)	Equipment and Amortization

Equipment is recorded at cost and amortized using the declining-balance and straight-line method at rates determined to estimate the useful lives of the assets. The annual rates used in calculating amortization are as follows:

Computer hardware	30% declining-balance
Computer software	50% declining-balance
Office furniture	20% declining-balance
Automobile	20% declining-balance
Equipment	30% declining-balance
Shop equipment	30% declining balance
Shop equipment under capital leases	Straight-line over 60 months

QWICK MEDIA INC.

Notes to the Consolidated Financial Statements

YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015
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

h)	Leases

Lease agreements are evaluated to determine whether they are capital or operating leases in accordance with ASC 840, Leases. When any one of the four test criteria in ASC 840 is met, the lease then qualifies as a capital lease.

Capital leases are capitalized at the lower of the net present value of the total amount payable under the leasing agreement (excluding finance charges) or the fair market value of the leased asset. Capital lease assets are amortized on a straight-line basis, over a period consistent with the Company’s normal amortization policy for tangible fixed assets, but not exceeding the lease term. Interest charges are expensed over the period of the leases in relation to the carrying value of the capital lease obligations.

i)	Foreign Currency Translation

The Company’s functional currency is the U.S. dollar. Transactions in foreign currency are translated in accordance with ASC Topic 830, Foreign Currency Matters, into U.S. dollars and reported as follows:

i)	monetary items at the exchange rate prevailing at the balance sheet date;

ii)	non-monetary items at the historical exchange rate;

iii)	revenue and expense at the average exchange rate in effect during the applicable accounting period.

Gains and losses on foreign currency transactions are reported in the statements of operations.

j)	Basic and Diluted Loss Per Share

The Company computes loss per share in accordance with ASC 260, Earnings Per Share. Under these provisions, basic loss per share is computed using the weighted average number of common shares outstanding during the periods. Diluted loss per share is computed using the weighted average number common and potentially dilutive common shares outstanding during the period. As the Company generated net losses in the periods presented, the basic and diluted loss per share is the same, as the exercise of options or warrants would be anti-dilutiv.

QWICK MEDIA INC.

Notes to the Consolidated Financial Statements

YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015
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

QWICK MEDIA INC.

Notes to the Consolidated Financial Statements

YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015
(Stated in U.S. Dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

m)	Asset Impairment

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

YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015
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

QWICK MEDIA INC.

Notes to the Consolidated Financial Statements

YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015
(Stated in U.S. Dollars)

3.	INVENTORY

	2017	2016

Computers	$9,698	$14,478
Monitors	31,779	38,013
Printers	2,175	2,860
Charging stations	24,968	17,040
Parts and enclosures	56,481	31,433
General	3,672	42,574
	$128,773	$146,398

During the year, the Company recorded inventory obsolescence in the amount of $28,243 (2016 - $22,453; 2015 - $26,699).

4.	EQUIPMENT

	2017
		Accumulated	Net Book
	Cost	Amortization	Value

Computer hardware	$38,713	$37,115	$1,598
Computer software	1,950	1,950	–
Office furniture	11,828	6,745	5,083
Automobile	8,669	3,812	4,857
Equipment	52,395	42,743	9,652
Shop equipment	22,009	1,287	20,722
Shop equipment under capital leases	53,139	5,427	47,712
	$188,703	$99,079	$89,624

4.	EQUIPMENT (Continued)

	2016
		Accumulated	Net Book
	Cost	Amortization	Value

Computer hardware	$38,713	$36,391	$2,322
Computer software	1,950	1,883	67
Office furniture	11,828	5,648	6,180
Automobile	8,669	1,736	6,933
Equipment	52,395	39,095	13,300
	$113,555	$84,753	$28,802

QWICK MEDIA INC.

Notes to the Consolidated Financial Statements

YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015
(Stated in U.S. Dollars)

5.	INTANGIBLE ASSETS

	2017
		Accumulated	Net Book
	Cost	Amortization	Value

Trademarks	$78,214	$20,915	$57,299
Patents	21,818	5,818	16,000
Intellectual property	7,388	1,969	5,419
	$107,420	$28,702	$78,718

	2016
		Accumulated	Net Book
	Cost	Amortization	Value

Trademarks	$78,214	$14,371	$63,843
Patents	21,818	3,998	17,820
Intellectual property	7,388	1,353	6,035
	$107,420	$19,722	$87,698

6.	CAPITAL LEASE OBLIGATIONS

The Company leases shop equipment under capital leases at an effective annual interest rate of 5.56% over a period of 60 months ending in mid-2022. At December 31, 2017, $47,308 (2016 – $Nil) were owed on these leases. During the year ended December 31, 2017, $4,684 (2016 – $Nil) in principal payments on the leases were made. Future lease payments total $47,308 consisting of $9,475 due in one year and $37,833 due after one year.

The leased shop equipment are amortized over 5 years on a straight-line basis. Included in Equipment (Note 4) are shop equipment under capital leases of $53,139 (2016 – $Nil) with a carrying value at December 31, 2017 of $47,712 (2016 – $Nil) after accumulated amortization of $5,427 (2016 – $Nil).

7.	RELATED PARTY TRANSACTIONS AND AMOUNTS OWING

For the year ended December 31, 2017, the Company carried out a number of transactions with related parties in the normal course of business. These transactions were recorded at their exchange amount, which is the amount of consideration established and agreed to by the related parties.

The following are related party transactions and amounts owing at December 31, 2017 that are not otherwise disclosed elsewhere:

a)

For the year ended December 31, 2017, the Company paid management fees of $23,103 (2016 – $41,514; 2015 – $161,428) to companies controlled by officers and directors; and salaries of $57,758 (2016 – $135,864; 2015 – $51,682) to an officer of the Company and spouse.

b)	The Company recorded share-based compensation of $191,082 (2016 – $64,403; 2015 – $147,622) as consulting fees and salaries paid to directors and officers for the year ended December 31, 2017.

d)

As of December 31, 2017, the Company recorded in accounts payable and accrued liabilities: (i) $7,533 (2016 – $7,038) owed to a company controlled by a director; (ii) $6,277 (2016 – $3,910) owed to a company controlled by an officer; (iii) $6,344 (2016 – $3,693) owed to a director of the Company; and (iv) $Nil (2016 – $Nil) owed to an officer of the Company. The amounts owed are unsecured, non-interest bearing and due on demand.

e)	As of December 31, 2017, $986,726 (2016 – $Nil (CAD $Nil)) had been advanced by the President of the Company; The advances were unsecured, non-interest bearing and due on demand.

f)	On December 30, 2016, the Company converted $7,863,855 of amounts owed to related parties into 7,863,855 Class A Preferred Shares at a price of $1.00 per Class A Preferred Share.

QWICK MEDIA INC.

Notes to the Consolidated Financial Statements

YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015
(Stated in U.S. Dollars)

8.	STOCK OPTIONS

The Company adopted a Stock Option Plan under which the Company can grant up to 6,620,230 common shares to its officers, directors, employees and consultants. The fair values of stock options granted are estimated at the date of the grant using the Black-Scholes option-pricing model.

On August 5, 2015, the Company granted 300,000 stock options to a director of the Company, each of which is exercisable into one common share of the Company at a price of $0.20 per share until July 31, 2020. These options will vest as follows: 100,000 on July 31, 2015, 100,000 on July 31, 2016 and 100,000 on July 31, 2017

On September 4, 2015, the Company granted 1,000,000 stock options to an officer of the Company, each of which is exercisable into one common share of the Company at a price of $0.20 per share until September 4, 2020. These options will vest as follows: 500,000 on September 4, 2015, 250,000 on September 4, 2016 and 250,000 on September 4, 2017.

The Company did not grant any stock options during the year ended December 31, 2016.

On June 7, 2017, the Company granted 4,630,000 options to directors, officers, and third parties of the Company, of which each option is exerciseable for a period of 5 years at a price of $0.07 These options will vest as follows: 1,543,333 on June 7, 2017, 1,543,333 on June 7, 2018, and 1,543,333 on June 7, 2019.

During the year ended December 31, 2017, the Company recorded share-based compensation of $250,819 (2016 – $64,403, 2015 - $147,622) as consulting expenses and salaries related to the vesting and issuance of stock options.

QWICK MEDIA INC.

Notes to the Consolidated Financial Statements

YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015
(Stated in U.S. Dollars)

8.	STOCK OPTIONS (Continued)

The fair value assumptions used were as follows:

	2017	2016	2015

Expected dividend yield	0%	N/A	0%
			18
Risk-free interest rate	1.74%	N/A	1.51%
Expected volatility	140%	N/A	111%
Expected option life (in years)	5	N/A	4.94

QWICK MEDIA INC.

Notes to the Consolidated Financial Statements

YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015
(Stated in U.S. Dollars)

8.	STOCK OPTIONS (Continued)

The following table summarizes the continuity of the Company’s stock options:

			Weighted-
		Weighted	Average
		Average	Remaining
	Number of	Exercise	Contractual
	Options	Price	Term (years)
Outstanding, December 31, 2015	1,900,000	$0.20	4.20
Granted	-	-	-
Expired	-	-	-
Outstanding, December 31, 2016	1,900,000	$0.20	3.20
Granted	4,630,000	$0.07	3.15
Outstanding, December 31, 2017	6,530,000	$0.13	3.80
Exercisable, December 31, 2017	3,443,333	$0.13	3.80

A summary of the status of the Company’s non-vested options and changes are presented below:

		Weighted
		Average
	Number of	Grant Date
	Options	Fair Value

Non-vested at December 31, 2015	900,000	$0.15
Granted	-	-
Vested	(550,000)	$0.14

Non-vested at December 31, 2016	350,000	$0.16
Granted	4,630,000	$0.07
Vested	(1,893,333)	$0.07

Non-vested at December 31, 2017	3,086,667	$0.07

As at December 31, 2017, there was $70,551 (2016 – $16,424) in total unrecognized compensation cost related to non-vested stock options.

As at December 31, 2017, the following stock options were outstanding:

Number of Options	Exercise Price	Expiry Date
600,000	$0.20	April 30, 2019
300,000	$0.20	July 31, 2020
1,000,000	$0.20	September 4, 2020
4,630,000	$0.07	June 7, 2022
6,530,000

QWICK MEDIA INC.

Notes to the Consolidated Financial Statements

YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015
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

Effective December 30, 2016, accrued dividends payable to a director and his related holding company were waived. The waiver was accepted by the Company’s Board of Directors as of December 30, 2016 such that the accrued dividends in the amount of $734,228 are discharged from the Company’s debt obligations. As such dividends were expensed, the Company has recaptured an equivalent amount of other income in the amount of $734,228 effective December 30, 2016.

QWICK MEDIA INC.

Notes to the Consolidated Financial Statements

YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015
(Stated in U.S. Dollars)

10.	COMMITMENTS AND CONTRACTUAL OBLIGATIONS

The Company had no significant commitments or contractual obligations with any parties respecting executive compensation, consulting arrangements, or other matters other than disclosed below. Management services provided are on a month-to-month basis.

The Company has entered into leases for the provision of facility space and capital assets until May 31, 2021 and July 31, 2022. The Company’s future minimum lease payments for its leases are as follows:

Fiscal year ending December 31, 2018	$72,238 (CDN $ 90,626)
Fiscal year ending December 31, 2019	75,133 (CDN $ 94,257)
Fiscal year ending December 31, 2020	67,257 (CDN $ 84,378)
Fiscal year ending December 31, 2021	29,162 (CDN $ 36,585)
Fiscal year ending December 31, 2022	5,707 (CDN $ 7,160)
Total	$249,497 (CDN 313,006)

11.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The following table presents information about the Company’s financial instruments that have been measured at fair value as of December 31, 2017, and indicates the fair value hierarchy of the valuation inputs utilized to determine such fair values:

DECEMBER 31, 2017	FAIR
	VALUE		TOTAL
	INPUT	HELD-FOR-	CARRYING	FAIR
	LEVEL	TRADING	VALUE	VALUE
Financial assets
Cash	1	$17,206	$17,206	$17,206

DECEMBER 31, 2016	FAIR
	VALUE		TOTAL
	INPUT	HELD-FOR-	CARRYING	FAIR
	LEVEL	TRADING	VALUE	VALUE
Financial assets
Cash	1	$56,130	$56,130	$56,130

Due to the nature of cash, receivables and accounts payable, the fair value of these instruments approximated their carrying value.

a)	Credit risk

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations. The Company is not exposed to significant credit risk as at December 31, 2017 and 2016.

b)	Translation risk

The Company’s functional currency is the US dollar. The Company translates transactions in foreign currencies into US currency using rates on the date of the transactions. The Company translates foreign currency balances at period end using the rate in effect at the period end date. Translation risk is considered minimal.

QWICK MEDIA INC.

Notes to the Consolidated Financial Statements

YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015
(Stated in U.S. Dollars)

11.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (Continued)

c)	Interest rate risk

The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary current assets and liabilities.

d)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying its financial obligations as they become due. The Company manages its liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities. At December 31, 2017, the Company had accounts payable of $37,825 (2016 - $69,014), which are due within 30 days or less. As at December 31, 2017, accrued liabilities consist of accrued accounting fees of $23,000 (2016 - $24,206).

12.	SEGMENTED INFORMATION

The Company’s business is considered as operating in one segment, being the development of software and hardware for use in digital media kiosks.

The Company derives a substantial amount of its revenue from two customers, which contributed approximately 50% (2016 - 78%; 2015 - 46%) of revenue for the year ended December 31, 2017.

QWICK MEDIA INC.

Notes to the Consolidated Financial Statements

YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015
(Stated in U.S. Dollars)

13.	INCOME TAXES

The provision for income taxes differs from the result which would be obtained by applying the statutory income tax rate of 26% (2016 - 26%; 2015 – 26%) to income before income taxes. The difference results from the following items:

	2017	2016	2015

Computed expected (benefit) income taxes	$(216,000)	$(238,000)	$(271,000)
Increase in valuation allowance	216,000	238,000	271,000
	$-	$-	$-

Significant components of the Company’s deferred income tax assets are as follows:

	2017	2016

Deferred income tax asset	$4,051,000	$3,835,000
Valuation allowance	(4,051,000)	(3,835,000)
	$-	$-

The Company has net operating losses of approximately $15,580,000 (2016 - $14,750,000), which, if unutilized, will expire through to 2037. Future tax benefits, which may arise as a result of these losses, have not been recognized in these consolidated financial statements and have been offset by a valuation allowance.

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

11.1	Code of Ethics (incorporated by reference from our Registration Statement on Form 20-F, as amended, filed on March 30, 2004).
12.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101.INS	XBRL INSTANCE DOCUMENT
101.SCH	XBRL TAXONOMY EXTENSION SCHEMA
101.CAL	XBRL TAXONOMY EXTENSION CALCULATION LINKBASE
101.DEF	XBRL TAXONOMY EXTENSION DEFINITION LINKBASE
101.LAB	XBRL TAXONOMY EXTENSION LABEL LINKBASE
101.PRE	XBRL TAXONOMY EXTENSION PRESENTATION LINKBASE

*	Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

QWICK MEDIA INC.

By:	/s/ Ross Tocher
Ross J. Tocher,
President and Chief Executive Officer
(Principal Executive Officer)

Date: May 9, 2018

By:	/s/ Kevin Kortje
Kevin Kortje
Chief Financial Officer
(Principal Financial Officer
and Principal Accounting Officer)

Date: May 9, 2018