Form 20-F
period 2018-12-31
QWICK MEDIA INC.
filed 2019-05-16
CIK 1128790

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

OR

[   ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________________ to ____________________

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
71,128,456 common shares as of December 31, 2018

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
[X] YES     [   ] NO

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
[X] YES     [   ] NO

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See definition of “accelerated filer”, “large accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [ ]	Accelerated filer [ ]	Non-accelerated filer [X]
Emerging growth company [ ]

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. [   ]

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

In this Form 20-F, unless otherwise stated, references to “we”, “us”, “our”, the “Corporation” and “Qwick” refer to Qwick Media Inc., a Cayman Islands corporation, and include, where applicable, our wholly-owned subsidiaries, SFE Global Inc., a company incorporated pursuant to the laws of the State of Washington and Qeyos Ad Systems Inc. (“Qeyos”), a British Columbia corporation, and its wholly-owned subsidiary, Wuxi Xun Fu Information Technology Co., Ltd. (“Wuxi”), a company incorporated under the laws of the People’s Republic of China, through which the majority of our operations are conducted. Unless otherwise stated, “$” refers to United States dollars, being our reporting currency.

PART I

ITEM 1             Identity of Directors, Senior Management and Advisers

Not applicable.

ITEM 2             Offer Statistics and Expected Timetable

Not applicable.

ITEM 3             Key Information

A.           Selected Financial Data

The following financial data summarizes selected financial data for our company prepared in accordance with United States generally accepted accounting principles (“US GAAP”) for the five fiscal years ended December 31, 2018. The information presented below for the five-year period ended December 31, 2018 is derived from our financial statements which were examined by our independent auditor. The information set forth below should be read in conjunction with our audited financial statements and related notes included in this annual report, and with the information appearing under the heading “Item 5. Operating and Financial Review and Prospects”. The data is presented in U.S. dollars.

Selected Financial Data
(Stated in U.S. Dollars - Calculated in accordance with US GAAP)

	Year ended Dec. 31, 2018 (audited)	Year ended Dec. 31, 2017 (audited)	Year ended Dec. 31, 2016 (audited)	Year ended Dec. 31, 2015 (audited)	Year ended Dec. 31, 2014 (audited)
Revenue	$154,313	$135,817	$654,916	$459,125	$89,526
Total expenses	$803,083	$1,239,791	$1,658,814	$1,664,572	$2,213,092
Loss from operations and continuing operations	$648,770	$1,103,974	$1,003,898	$1,205,447	$2,123,566
Net loss	$622,615	$1,103,902	$269,508	$1,205,039	$2,119,472
Basic and diluted loss per common share	$0.01	$0.02	–	$0.02	$0.03
Total assets	$361,737	$349,096	$383,321	$501,581	$613,603
Total liabilities	$1,664,634	$1,065,811	$246,953	$8,023,963	$7,078,568
Total stockholders’ equity (deficiency)	($ 1,302,897)	($ 716,715)	$136,368	($ 9,550,327)	($ 8,492,910)
Capital stock	$71,128	$71,128	$71,128	$71,128	$71,128
Weighted average number of common shares outstanding	71,128,456	71,128,456	71,128,456	71,128,456	71,128,456
Number of common shares outstanding as at period end	71,128,456	71,128,456	71,128,456	71,128,456	71,128,456
Long-term debt	$25,580	$37,833	-	-	-
Dividends per common share	-	-	-	-	-

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

Principal Office

Our principal executive offices are located at 104 – 8331 Eastlake Drive, Burnaby, British Columbia, Canada V5A 4W2. Our telephone number is (778) 370-1715 and our fax number is (604) 336-5460. Our registered office in the Cayman Islands is at Harbour Place, 103 South Church Street, George Town, Grand Cayman, Cayman Islands KY1-1002.

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

Subsequent to the year ended December 31, 2018, on February 11, 2019, we entered into a share purchase agreement with SFE Global Inc. (“SFE Global”), whereby we agreed to purchase all of the issued and outstanding securities of SFE Global from the shareholders of SFE Global (the “SFE Shareholders”) in consideration for $1,000 cash. On May 2, 2019, we closed the share purchase agreement and acquired all of the issued and outstanding securities of SFE Global in consideration for an aggregate of $1,000 paid pro-rata to the three SFE Shareholders. Following the completion of the transaction, SFE Global is a wholly-owned subsidiary of our company. Each of Ross Tocher, the Chief Executive Officer and a director of the Company, Glenn Cumyn and Kevin McMillan, directors of the Company, is considered to be a “related party” within the meaning of MI 61-101 in that companies controlled by each of Messrs. Tocher, Cumyn and McMillan were shareholders of SFE Global, and the consideration paid to Messrs. Tocher, Cumyn and McMillan is considered a “related party transaction” within the meaning of MI 61-101 but is exempt from the valuation requirement of MI 61-101 by virtue of the exemption contained in section 5.5(b) as the Company’s shares are not listed on a specified market and from the minority shareholder approval requirements of MI 61-101 by virtue of the exemption contained in section 5.7(a) of MI 61-101 in that the fair market value of the consideration paid to the related parties does not exceed 25% of the Company’s market capitalization.

Capital Expenditures

During the three fiscal years ended December 31, 2018, 2017 and 2016, we did not undertake any material capital expenditures.

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

Industry

Interactive Digital Displays

The interactive display market is expected to exhibit high growth in the next five years. There is growing adoption of interactive displays in applications such as retail, hospitality, industrial, healthcare, government/corporate, transportation, education, entertainment, and other applications. According to a new market research report from Markets & Markets, "Interactive Display Market by Product (Interactive Kiosk, Whiteboard, Table, Video Wall, Monitor), Application (Retail, Education, Healthcare, Entertainment), Panel-Size (17” - 32”, 32” – 65”, Above 65”), & Geography - Global Forecast to 2020”, the total interactive display market is expected to reach $14,964.5 Million by 2020, at a CAGR of 12% between 2015 and 2020.

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

Employees

As of December 31, 2018, we had five employees working on sales, software development and hardware integration in Burnaby, British Columbia. Additionally, we have engaged two contractors who work from PRC.

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

On May 2, 2019, we completed the acquisition of SFE Global and, as a result, SFE Global is a wholly-owned subsidiary of our company.

D.           Property, Plant and Equipment

Our principal executive offices and operating headquarters are located in Burnaby, British Columbia, where we lease approximately 184 square meters of office and warehouse space. Our branch office lease of approximately 500 square meters of combined office and warehouse space is located in Surrey, British Columbia.

ITEM 4A           Unresolved Staff Comments

Not applicable.

ITEM 5             Operating and Financial Review and Prospects

The information in this section is presented in accordance with United States generally accepted accounting principles.

A.           Operating Results

The following summary should be read in conjunction with our audited financial statements for the years ended December 31, 2018, 2017 and 2016, which are included in this annual report on Form 20-F.

	Year Ended December 31, 2018 (audited) $	Year Ended December 31, 2017 (audited) $	Year Ended December 31, 2016 (audited) $
Revenue	154,313	135,817	654,916
Expenses
Advertising and promotion	36,061	36,479	19,877
Amortization	31,662	23,306	24,085
Consulting fees	106,537	320,203	183,652
Filing fees	24,611	11,947	14,694
Foreign exchange loss (gain)	(113,327)	39,912	140,015
Interest and bank charges	6,870	6,349	5,536
Inventory costs	60,266	62,631	383,282
Management fees	21,225	23,103	41,514
Office and administrative	70,359	83,454	106,485
Professional fees	74,766	38,664	30,899
Rent	85,331	116,522	127,070
Salaries, wages and benefits	383,741	469,851	568,310
Travel	14,981	7,370	13,395
Total expenses	803,083	1,239,791	1,658,814
Operating Loss	648,770	1,103,974	1,003,898

Revenue

Year Ended December 31, 2018 Compared to the Year Ended December 31, 2017

The Company generated $154,313 in revenue during the year ended December 31, 2018 compared to $135,817 during the year ended December 31, 2017, an increase of $18,496. The reason for the increase in revenue was mainly due to an increase in sales of interactive kiosks of $26,083 (2018: $26,083; 2017: $Nil); offset by both (ii) a decrease in sales of charging stations of $3,850 (2018: $Nil; 2017: $3,850) and (ii) a decrease in sales of hardware of $4,285 (2018: $5,749; 2017: $10,034).

Year Ended December 31, 2017 Compared to the Year Ended December 31, 2016

The Company generated $135,817 in revenue during the year ended December 31, 2017 compared to $654,916 during the year ended December 31, 2017, a decrease of $519,099. The reason for the decrease in revenue was mainly due to a decrease in sales of interactive kiosks of $446,429 (from $446,429 in 2016 to $NIL in 2017).

Expenses

Year ended December 31, 2018 compared to year ended December 31, 2017

The Company incurred expenses of $803,083 during the year ended December 31, 2018 compared to $1,239,791 during the year ended December 31, 2017, a decrease of $436,708. The decrease in expenses was mainly attributable to (i) a decrease in consulting expenses of $213,666 (2018: $106,537; 2017: $320,203) due to higher share-based compensation in 2017 versus that in 2018; (ii) a decrease in salaries and wages of $86,110 (2018: $383,741; 2017: $469,851) due again to higher share-based compensation in 2017 versus that in 2018; and (iii) a decrease in loss in foreign exchange of $153,239 (2018: $113,327 gain; 2017: $39,912 loss) due to the weakening of the Canadian dollar relative to the US dollar at December 31, 2018 versus that at December 31, 2017.

Net loss decreased by $481,287 for the year ended December 31, 2018 (2018: $622,615; 2017: $1,103,902). The decrease in net loss was due to (i) an increase in revenues of $18,496 (explained in the two preceding paragraphs); (ii) a decrease in expenses of $436,708 (also explained in the two preceding paragraphs); and (iii) a gain on the disposals of equipment during the year of $26,067 (2017 – $Nil).

Year ended December 31, 2017 compared to year ended December 31, 2016

The Company incurred expenses of $1,239,791 during the year ended December 31, 2017 compared to $1,658,814 during the year ended December 31, 2016, a decrease of $419,023. The decrease in expenses was mainly attributable to decreases in expenses other than foreign exchange gains and losses of $318,920 (from $1,518,799 in 2016 to $1,199,879 in 2017); plus a decrease in foreign exchange losses of $100,103 (from $140,015 in 2016 to $39,912 in 2017). The decrease of $318,920 in non-foreign exchange expenses was due mainly to decreases in (i) management fees of $18,411 (2017 – $23,103; 2016 – $41,514) due to cost-cutting measures in 2017; (ii) salaries and wages of $98,459 (2017 – $469,851; 2016 – $568,310) due to cost-cutting measures in 2017; (iii) office and administrative costs of $23,031 (2017 – $106,485; 2016 – $106,485) due to cost-cutting measures in 2017 and (iv) inventory costs of $320,651 (2017 – $62,631; 2016 – $383,282) due to lower revenue generated in 2017 relative to 2016. These decreases were offset by an increase in consulting fees of $136,551 (2017 – $320,203; 2016 – $183,652) due to stock-based compensation from the issue of incentive stock options in 2017. The decrease in foreign exchange loss of $100,103 (2017 – $39,912; 2016 – $140,015) was due to the strengthening of the Canadian dollar relative to the US dollar in 2017 versus 2016 when there was a net liability position held in Canadian dollars in 2017.

Net loss increased by $834,394 (2017 – $1,103,902; 2016 – $269,508). The increase in net loss was due to a reversal of accrued dividends in 2016 of $734,228 (2017 – $Nil); plus a net decrease of $100,076 from a decrease in revenues $519,098; offset by a decrease in expenses of $419,023; both changes of which are explained in the preceding paragraphs.

B.           Liquidity and Capital Resources

Our financial position as at December 31, 2018 and December 31, 2017 and the changes for the years then ended are as follows:

Working Capital

	As at December 31, 2018 (audited)	As at December 31, 2017 (audited)	Change Between Fiscal Years
Current assets	$226,693	$180,754	45,939
Current liabilities	$1,639,054	$1,024,790	(614,264)
Working deficit	$(1,412,361)	$(844,036)	(568,325)

The Company’s working deficit position has decreased by $568,325 to a deficit position of $1,412,361 at December 31, 2018, from a deficit position of $844,036 at December 31, 2017, mainly as a result of the increase in amounts due to related parties of $558,225 (from $911,438 at December 31, 2017 to $1,469,663 at December 31, 2018).

The Company’s total assets increased by $12,641 (from $349,096 as at December 31, 2017 to $361,737 as at December 31, 2018) due primarily to an increase in current assets of $45,939 (from $180,754 at December 31, 2017 to $226,693 at December 31, 2018); offset by a decrease in property and equipment of $22,555 (2018: $67,069; 2017: $89,624) and a decrease in intangible assets of $10,743 (2018: $67,975; 2017: $78,718).

The Company’s total liabilities increased by $598,823 (from $1,065,811 at December 31, 2017 to $1,639,054 at December 31, 2018); primarily due to increased amounts due to related parties of $558,225 (from $911,438 at December 31, 2017 to $1,469,663 at December 31, 2018).

Cash Flows

	Year Ended December 31, 2018 (audited)	Year Ended December 31, 2017 (audited)
Net cash used in by operating activities	$(547,643)	$(858,714)
Net cash provided by financing activities	$545,707	$841,799
Net cash from (used) in investing activities	$27,703	$(22,009)
Increase (decrease) in cash during the year	$25,767	$(38,924)
Cash, beginning of year	$17,206	$56,130
Cash, end of year	$42,973	$17,206

Operating Activities

Operating activities used cash of $547,643 during the year ended December 31, 2018 (2017 – $858,714), a decrease in the use of cash of $311,071. This increase was primarily due to a decrease in net loss of $481,287 (from $1,103,902 in 2017 to $622,615 in 2018); offset by a decrease in cash savings of $214,386 from share-based compensation due to less share-based compensation in 2018 of $36,433 versus that in 2017 of $250,819.

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

Investing Activities

During the year ended December 31, 2018, the Company received cash from investing activities of $27,703 as compared to a use of cash of $22,009 in 2017: an increase of $49,712; primarily due to cash received from the disposition of equipment of $42,500 during 2018.

During the year ended December 31, 2017, the Company used cash for investing activities of $22,009 as compared to $11,402 in 2016: an increase of $10,607. Cash was used to purchase property and equipment.

Financing Activities

During the year ended December 31, 2018, cash from financing activities decreased by $296,092 from $841,799 during the year ended December 31, 2017 to $545,707 for the year ended December 31, 2018, resulting mainly from a decrease of $289,405 from cash received from loans payable to related parties from $847,630 during the year ended December 31, 2017 to $558,225 during the year ended December 31, 2018.

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

Going Concern

Due to the uncertainty of our ability to meet our current operating and capital expenses, in their report on the annual financial statements for the year ended December 31, 2018, our independent auditors included an explanatory paragraph regarding concerns about our ability to continue as a going concern. There is substantial doubt about our ability to continue as a going concern as the continuation of our business is dependent upon our achieving a profitable level of operation. The issuance of additional equity securities by us could result in a significant dilution in the equity interests of our current shareholder, and obtaining debt financing, assuming such financing would be available, will increase our liabilities and future cash commitments.

C.           Research and Development, Patents and Licenses etc.

As at December 31, 2018, we have completed development of our CMS for use on interactive touch screen hardware. The CMS has been tested and proven to improve the ease of use, presentation, and delivery of a wide variety of client-based information to those within an organization or to a public audience. It can also be combined with high utility self-service kiosks, such as secure mobile phone charging stations. The CMS is now ready to be marketed and distributed to information technology resellers and consumers around the world.

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

The Company has entered into leases for the provision of facility space and capital assets until May 31, 2021 and July 31, 2022. The Company’s future minimum lease payments for its leases are as follows:

Fiscal year ending December 31, 2019	$69,091
Fiscal year ending December 31, 2020	$61,849
Fiscal year ending December 31, 2021	$26,817
Fiscal year ending December 31, 2022	$5,248
TOTAL	$163,005

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

Name	Position Held	Age	Date First Elected or Appointed
Ross J. Tocher	President, Chief Executive Officer, Secretary, Treasurer and Director interim Chief Financial Officer	57	September 10, 2008(1) January 28, 2011(1) December 5, 2018(1)
Ted Cowie	Director	70	June 25, 2013
Glenn Cumyn	Director	55	February 6, 2019
Kevin McMillan	Director	56	February 6, 2019
Bruce Dale	Director	58	May 9, 2019

(1)

Mr. Tocher has served as our president and chief executive officer since September 10, 2008. He has served as a director since January 28, 2011. He has served as Interim Chief Financial Officer since December 5, 2018.

Ross J. Tocher

Mr. Tocher has held the positions of President and Chief Executive Officer since he was appointed on September 10, 2008. Mr. Tocher became the interim Chief Financial Officer of our company on December 5, 2018, upon the resignation of Mr. Kortje. Mr. Tocher has over 30 years of experience managing investment strategies for a variety of family holding companies with interests in different industries. He was one of the founders of British Columbia based Pan-Canadian Mortgage Group Inc., specializing in commercial mortgage investment, and a co-founder of British Columbia based Gateway Casinos Ltd. Mr. Tocher was a trustee of the Gateway Casino Income Fund, Gateway Trust and director of Gateway G.P. Prior to January 2001, he was the President of Marsonn Packaging Ltd., a company specializing in the repackaging of foods. He co-founded Brew King Ltd., a British Columbia company, and manufacturer of commercial and consumer wine-making concentrates that achieved worldwide sales as the largest noncommercial wine producer in North America before being sold, in 1997, to Andres Wines Ltd. Previously, Mr. Tocher was also a senior executive with the Tocher family business. Since 1998, he has gained experience as a director of several private equity companies, including British Columbia based Trian Equities Ltd., and he has been the President of Knight Ventures, Ltd., an investment company, and was a founder of InTouch Digital Media Inc. in 2008 to commence business in China.

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

Glenn Cumyn

Mr. Cumyn has been the Secretary and Treasurer of SFE Global Inc., a company, since 2002. He is a graduate of BCIT in Civil Engineering Technology and Construction Management. Prior to founding SFE Global in 1991, Mr. Cumyn worked for large scale hazardous material abatement companies as a project manager.

Kevin McMillan

Mr. McMillan, has been the President of SFE Global Inc. since 1999.Prior to SFE Global, Mr. McMillan worked in project management in the oil and gas sector in oilfield production for major projects in North America, Romania, Russia and Yemen.

Bruce Dale

Mr. Dale has been working in construction for the past 35 years managing a variety of project types in the commercial, institutional, residential and civil sectors. Some notable projects that Mr. Dale managed include the 61 storey Shangri-la Vancouver, UBC Pharmaceutical Sciences building, Vancity office tower, Bentall 5 office tower and several other office towers, shopping centres, hospitals, prisons as well as a stint in Florida on the Disney Animal Kingdom theme park.

Mr. Dale is primarily a builder with most recent position as Operations Manager at Ledcor Construction from 2014 to 2018 and Graham Construction from 2013 to 2014. He is currently consulting for Tidball Projects Ltd. as an owners representative building the Oakridge Redevelopment Project, a $3.5B undertaking.

As well, Mr. Dale is currently the chief operating officer for Blackcomb Façade Technologies, a curtain wall company specializing in passive house style windows to meet the growing demand for energy efficient buildings.

Relationships

There are no family relationships between any of the directors or executive officers of our company.

There are no arrangements or understandings between any of the directors and/or executive officers and any other person pursuant to which that director and/or executive officer was selected.

B.           Compensation

Executive Compensation

The following table sets forth all compensation paid or accrued during the year ended December 31, 2018 to our directors, our Chief Executive Officer, Chief Financial Officer and each of the other most highly compensated executive officers whose total compensation exceeded $150,000 in such fiscal year.

SUMMARY COMPENSATION TABLE
Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Ross J. Tocher(1) President, Chief Executive Officer, Secretary, Treasurer, interim Chief Financial Officer and Director	2018	Nil	Nil	Nil	4,754	Nil	Nil	Nil	4,754
Kevin Kortje(2) Former Chief Financial Officer	2018	Nil	Nil	Nil	1,584	Nil	Nil	30,000(3)	1,584
Ted Cowie(4) Director	2018	Nil	Nil	Nil	1,267	Nil	Nil	Nil	1,267
Glenn Cumyn(5) Director	2018	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Kevin McMillan(5) Director	2018	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Bruce Dale(6) Director	2018	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Barbara Welsh Director(7)	2018	Nil	Nil	Nil	3,169	Nil	Nil	Nil	3,169
Brian Petersen Director(7)	2018	Nil	Nil	Nil	4,119	Nil	Nil	Nil	4,119
Steven Koles(8) Director	2018	Nil	Nil	Nil	1,267	Nil	Nil	Nil	1,267
Corrine Tocher(9) Director	2018	Nil	Nil	Nil	2,852	Nil	Nil	Nil	2,852

(1)

Mr. Tocher was appointed as our president and chief executive officer effective September 10, 2008, as a director effective January 28, 2011 and has served as our interim chief financial officer from December 5, 2018.

(2)	Mr. Kortje was our chief financial officer from January 28, 2011 to December 5, 2018.
(3)	Mr. Kortje received consulting fees of CAD$2,500 per month. The consulting fees are paid to Mr. Kortje’s personal corporation, KII Management Inc.
(4)	Mr. Cowie was appointed as a director on June 25, 2013.
(5)	Messrs. Cumyn and McMillan were appointed as directors on February 6, 2019.
(6)	Bruce Dale was appointed as a director on May 9, 2019.
(7)	Ms. Welsh and Mr. Petersen were directors of our company from January 28, 2011 to January 30, 2019.
(8)	Mr. Koles was a director of our company from April 30, 2014 to January 30, 2019.
(9)	Corrine Tocher was a director of our company from August 4, 2015 to January 30, 2019.

We do not provide pension, retirement or similar benefits to our directors or officers.

C.           Board Practices

Our directors are re-elected and our officers are re-appointed at the annual general meeting of our shareholders. The last annual general meeting was held on November 6, 2018 and each of our current directors and officers will continue to hold his respective office until his successor is elected or appointed, unless his office is earlier vacated under any of the relevant provisions of our Articles or of the Cayman Island’s Companies Law (Revised) statute.

There are no service contracts between our company and any of our officers, directors or employees providing for benefits upon termination of employment.

Our audit committee is currently comprised of Ross J. Tocher and Glenn Cumyn, of which Mr. Cumyn is considered “independent”. Mr. Tocher is not considered “independent” as he is our chief executive officer, interim chief financial officer, secretary and treasurer. We have determined that we do not have an audit committee member that qualifies as an “audit committee financial expert”. The audit committee reviews and approves the scope of the audit procedures employed by our independent auditors, reviews the results of the auditor’s examination, the scope of audits. We believe that the audit committee is capable of analyzing and evaluating our financial statements and understanding internal controls and procedures for financial reporting. In addition, we believe that retaining an independent director who would qualify as an “audit committee financial expert” would be overly costly and burdensome and is not warranted in our circumstances given the early stages of our development and the fact that we have generated minimal revenues to date. The audit committee also recommends the selection of independent auditors. We do not have a remuneration or compensation committee.

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

D.           Employees

As of December 31, 2018, we had five employees working on sales, software development and hardware integration in Burnaby, British Columbia. Additionally, the Corporation has engaged two contractors work from PRC.

E.           Share Ownership

As of May 9, 2019, we had 71,128,456 common shares issued and outstanding. Of the shares issued and outstanding on that date, our directors and officers (or former directors and officers) owned the following common shares:

Name and Address of Beneficial Owner	Position Held With the Company	Amount and Nature of Beneficial Ownership	Percentage of Class(1)
Ross J. Tocher 116 - 2450 161A Street Surrey, BC V3S 8K4	President, Chief Executive Officer, Interim Chief Financial Officer and Director	30,325,135 common shares(2)	42.63%(4)
		9,868,923 class A shares(3)	99.77%(5)
		750,000 stock options	22.19%(6)
Ted Cowie 110 - 20211 66 Avenue Langley, BC V2Y 1P3	Director	200,000 stock options	5.91%(6)
Glenn Cumyn 201 - 26641 Fraser Highway Aldergrove, BC V4W 3L2	Director	75,000(7)	0.11%(4)
Kevin McMillan 251 Peter Close Edmonton, AB T5T 5Y5	Director	75,000(8)	0.11%(4)
Bruce Dale 16-2450 161A Street Surrey, BC V3Z 8K4	Director	<>	<>
Kevin Kortje 2736 West 11th Avenue Vancouver, BC V6K 2L9	Former Chief Financial Officer	Nil	N/A

Name and Address of Beneficial Owner	Position Held With the Company	Amount and Nature of Beneficial Ownership	Percentage of Class(1)
Barbara Welsh 104 - 8331 Eastlake Drive Burnaby, BC V5A 4W2	Former Director	Nil	N/A
Brian Petersen 1209 Prospect Avenue SW Calgary, AB T2T 0X4	Former Director	5,371,421 common shares(9)	7.55%(4)
		22,872 class A shares	0.23%(5)
Gregory Dureault 8446 214B Street Langley, BC V1M2K7	Former Senior Vice President and General Counsel	250,000 stock options	7.40%
Steven Koles 1212 Montreal Avenue SW Calgary, AB T2T 0Z4	Former Director	Nil	N/A
Corrine Tocher 1890 Flicker Road Shawnigan Lake, BC V0R 2W5	Former Director	3,488,935 common shares(10)	5.96%(4)

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

(3)	These class A shares are held by R J Tocher Holdings Ltd.
(4)	Based on 71,128,456 common shares outstanding as of April 26, 2019.
(5)	Based on 9,891,800 class A shares outstanding as of April 26, 2019.
(6)	Based on 3,380,000 stock options outstanding as of April 26, 2019.
(7)	These shares are held by Cumyn Holdings Ltd., a private company wholly owned by Mr. Cumyn.
(8)	These shares are held by 914676 Alberta Ltd., a private company wholly owned by Mr. McMillan.
(9)

Includes 375,000 common shares held by Brian K Petersen Family Trust, a trust which Brian Petersen is the trustee and 4,996,420 common shares held by Thunderstone Capital Inc., a private company held by Brian Petersen.

(10)	These common shares held by C E Tocher Holdings Ltd., a private company wholly owned by Ms. Tocher.

ITEM 7             Major Shareholders and Related Party Transactions

A.           Major Shareholders

As of May 9, 2019, we had 71,128,456 common shares issued and outstanding. The following table sets forth persons known to us to be the beneficial owner of more than five (5%) of our common shares as of May 9, 2019:

Name	Number of Common Shares Beneficially Owned	Percentage(1)	Number of Class A Preferred Shares Beneficially Owned	Percentage
Ross J. Tocher(2) 104 – 8331 Eastlake Drive Burnaby, BC V5A 4W2	30,775,135	43.27%	9,994,407(3)	99.77%

(1)

Based on 71,128,456 common shares issued and outstanding as of May 9, 2019. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Common shares subject to options or warrants currently exercisable or exercisable within 60 days, are deemed outstanding for purposes of computing the percentage ownership of the person holding such option or warrants, but are not deemed outstanding for purposes of computing the percentage ownership of any other person

(2)

Includes 6,171,021 common shares held by R J Tocher Holdings Ltd., a private company wholly owned by Mr. Tocher, 15,594,628 common shares held by Concept Financial Inc., a private company wholly owned by Mr. Tocher, and 8,259,486 common shares held by In Touch Digital Media, a private company wholly owned by Mr. Tocher. On June 7, 2017, Mr. Tocher was granted 750,000 stock options at an exercise price of $0.10 per share, expiring June 7, 2022. One-third of these options were vested June 7, 2017; one-third will be vested June 7, 2018; and the final one-third June 7, 2019.

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

As of May 9, 2019, our 71,128,456 issued and outstanding common shares are held as follows:

Location	Number of Shares	Percentage of Shares	Number of Registered Shareholders of Record
Canada	71,050,456	99.89%	176
United States	77,000	0.1%	35
Australia	1,000	*	1
Total	71,128,456	100.00%	212

*           Less than 1%.

There are no arrangements known to us, the operation of which may at a subsequent date result in a change in the control of our company.

B.           Related Party Transactions

For the year ended December 31, 2018, the Company carried out a number of transactions with related parties in the normal course of business. These transactions were recorded at their exchange amount, which is the amount of consideration established and agreed to by the related parties.

The following are related party transactions and amounts owing at December 31, 2018 that are not otherwise disclosed elsewhere:

For the year ended December 31, 2018, the Company paid management fees of $21,225 (2017 – $23,103; 2016 – $41,514) to companies controlled by former officers and directors; and salaries of $Nil (2017 – $57,758; 2016 – $135,864) to an officer of the Company and spouse.

The Company recorded share-based compensation of $27,148 (2017 – $191,082; 2016 – $64,403) as consulting fees and salaries paid to directors and officers for the year ended December 31, 2018.

As of December 31, 2018, the Company recorded in accounts payable and accrued liabilities: (i) $14,557 (2017 – $7,533) owed to a company controlled by a former director; (ii) $19,241 (2017 – $6,277) owed to a company controlled by a former officer; and (iii) $3,635 (2017 – $6,344) owed to a former director of the Company. The amounts owed are unsecured, non-interest bearing and due on demand.

As of December 31, 2018, $1,469,663 (2017 – $986,726) had been advanced by the President and a director of the Company; The advances were unsecured, non-interest bearing and due on demand.

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

ITEM 8           Financial Information

A.           Financial Statements and Other Financial Information

Our financial statements are stated in U.S. dollars and are prepared in accordance with US GAAP. Financial statements included with this annual company report are listed below:

Audited Annual Financial Statements for Qwick Media Inc. as at December 31, 2018, 2017 and 2016, and for the fiscal years ended December 31, 2018, 2017 and 2016:

(a)	Independent Auditor’s Report of Morgan & Company LLP dated April 26, 2019 on the Financial Statements as at December 31, 2018, 2017 and 2016;

(b)	Balance Sheets at December 31, 2018 and 2017;

(c)	Statements of Operations for the years ended December 31, 2018, 2017 and 2016.

(d)	Statements of Cash Flows for the years ended December 31, 2018, 2017 and 2016

(e)	Statement of Shareholders’ Equity (Deficiency) for the years ended December 31, 201877, 2017 and 2016

(f)	Notes to Financial Statements.

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

B.           Significant Changes

None.

ITEM 9             The Offer and Listing

A.           Offer and Listing Details

Our common shares were initially quoted on the OTC Bulletin Board under the trading symbol “TUSMF” in October 2001. On March 15, 2011, we changed our trading symbol to “QWIKF” and our common shares are now quoted on the Pink Sheets operated by OTC Markets. Trading in our shares on the Pink Sheets has been extremely limited and sporadic. There were no trades of our common shares from 2001 until June 2011 at a price of $0.70 per share and since then there have been no trades.

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

C.           Material Contracts

During the last two years immediately preceding May 9, 2019, we have entered into the following material contracts:

1.           Share Purchase Agreement dated February 11, 2019 between our company and SFE Global Inc.

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

F.           Dividends and Paying Agents

Not applicable.

G.           Statements by Experts

Not applicable.

H.           Documents on Display

Documents concerning our company referred to in this annual report may be viewed by appointment during normal business hours at our executive offices at 104 – 8331 Eastlake Drive, Burnaby, British Columbia, Canada V5A 4W2.

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

Our current independent public accountants provided audit and other services during the fiscal years ended December 31, 2018 and 2017 as follows:

	2018 ($)	2017 ($)
Audit Fees	26,627	24,642
Audit-Related Fees	-	-
Tax Fees	-	-
All Other Fees	-	-
Total Fees	26,627	24,642

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

ITEM 16F        Change in Registrant’s Certifying Accountant

Not applicable.

ITEM 16G        Corporate Governance

Not applicable.

ITEM 16H        Mine Safety Disclosure

Not applicable.

ITEM 17           Financial Statements

Financial Statements Filed as Part of this Report:

Audited Annual Financial Statements for Qwick Media Inc. as at December 31, 2018, 2017 and 2016:

(a)	Independent Auditor’s Report of Morgan & Company LLP dated April 26, 2019 on the Financial Statements as at December 31, 2018, 2017 and 2016;

(b)	Balance Sheets at December 31, 2018 and 2017;

(c)	Statements of Operations for the years ended December 31, 2018, 2017 and 2016

(d)	Statements of Cash Flows for the years ended December 31, 2018, 2017 and 2016

(e)	Statement of Stockholders’ Equity (Deficiency) for the years ended December 31, 2018, 2017 and 2016

(f)	Notes to Financial Statements.

QWICK MEDIA INC.

CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2018, 2017 and 2016

(Stated in U.S. Dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of
Qwick Media Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Qwick Media Inc. (the "Company") as at December 31, 2018 and 2017, the related consolidated statements of operations, cash flows, and shareholders’ deficiency, for each of the three years in the period ended December 31, 2018, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

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

We have served as the Company's auditor since 2000.

Vancouver, Canada	“Morgan & Company LLP”

April 26, 2019	Chartered Professional Accountants

QWICK MEDIA INC.

CONSOLIDATED BALANCE SHEETS
(Stated in U.S. Dollars)

	DECEMBER 31,
	2018	2017
ASSETS

Current
Cash	$42,973	$17,206
Receivables	27,374	12,864
Inventory (Note 3)	117,230	128,773
Prepaid expenses	39,116	21,911
Total Current Assets	226,693	180,754

Equipment (Note 4)	67,069	89,624

Intangible Assets (Note 5)	67,975	78,718

Total Assets	$361,737	$349,096

LIABILITIES

Current
Accounts payable and accrued liabilities (Note 7)	$160,181	$103,877
Due to related parties (Note 7)	1,469,663	911,438
Current portion of capital lease obligations (Note 6)	9,210	9,475
Total Current Liabilities	1,639,054	1,024,790

Deferred Revenue	–	3,188

Capital Lease Obligations (Note 6)	25,580	37,833
Total Liabilities	1,664,634	1,065,811

SHAREHOLDERS’ DEFICIENCY

Share Capital Authorized: 400,000,000 common shares, $0.001 par value; 100,000,000 preferred shares, $0.001 par value, and series as determined by directors. Common Stock – 71,128,456 common shares issued at December 31, 2018 and 2017	71,128	71,128
Preferred Stock – 9,891,800 preferred shares issued at December 31, 2018 and 2017	9,892	9,892

Additional Paid-in Capital	15,262,576	15,226,143

Deficit	(16,646,493)	(16,023,878)
Total Shareholders’ Deficiency	(1,302,897)	(716,715)

Total Liabilities and Shareholders’ Deficiency	$361,737	$349,096

Going Concern, Commitments and Contractual Obligations (Notes 1 and 10)

The accompanying notes are an integral part of these consolidated financial statements.

QWICK MEDIA INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
(Stated in U.S. Dollars)

	YEARS ENDED DECEMBER 31,
	2018	2017	2016

Revenue	$154,313	$135,817	$654,916

Expenses
Advertising and promotion	36,061	36,479	19,877
Amortization	31,662	23,306	24,085
Consulting fees (Notes 7 and 8)	106,537	320,203	183,652
Filing fees	24,611	11,947	14,694
Foreign exchange (gain) loss	(113,327)	39,912	140,015
Interest and bank charges	6,870	6,349	5,536
Inventory costs	60,266	62,631	383,282
Management fees (Note 7)	21,225	23,103	41,514
Office and administrative	70,359	83,454	106,485
Professional fees	74,766	38,664	30,899
Rent	85,331	116,522	127,070
Salaries, wages and benefits (Note 7)	383,741	469,851	568,310
Travel	14,981	7,370	13,395
Total Expenses	803,083	1,239,791	1,658,814

Operating Loss	(648,770)	(1,103,974)	(1,003,898)
Other Income
Interest income	88	72	162
Gain on disposal of equipment	26,067	–	–
Reversal of accrued dividends payable (Note 9)	–	–	734,228
Net Loss For The Year	$(622,615)	$(1,103,902)	$(269,508)

Basic And Diluted Loss Per Common Share	$(0.01)	$(0.02)	$(0.00)

Weighted Average Number Of Common Shares Outstanding	71,128,456	71,128,456	71,128,456

The accompanying notes are an integral part of these consolidated financial statements.

QWICK MEDIA INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Stated in U.S. Dollars)

	YEARS ENDED DECEMBER 31,
	2018	2017	2016
Cash Flows (Used In) Provided By:

Operating Activities
Net loss for the year	$(622,615)	$(1,103,902)	$(269,508)
Adjustments to reconcile net loss to net cash used in operating activities:
Amortization	31,662	23,306	24,085
Share-based compensation	36,433	250,819	64,403
Inventory obsolescence	13,561	28,243	22,453
Gain on disposal of equipment	(26,067)	–	–
Changes in operating assets and liabilities:
Receivables	(14,510)	21,627	137,539
Prepaid expenses	(17,205)	7,891	9,396
Inventory	(2,018)	(10,618)	(67,842)
Deferred revenue	(3,188)	3,188	–
Due to related parties	–	–	311,233
Accrued dividends payable	–	–	(734,228)
Accounts payable and accrued liabilities	56,304	(79,268)	(24,454)
Net cash used in operating activities	(547,643)	(858,714)	(526,923)
Investing Activities
Purchase of equipment	(14,797)	(22,009)	(11,402)
Proceeds from disposition of equipment	42,500	–	–
Net cash provided by (used in) investing activities	27,703	(22,009)	(11,402)
Financing Activities
Proceeds from loans payable to related parties	558,225	847,630	534,294
Principal portion of lease payments	(12,518)	(5,831)	–
Net cash provided by financing activities	545,707	841,799	534,294

Net Increase (Decrease) in Cash	25,767	(38,924)	(4,031)
Cash, Beginning of Year	17,206	56,130	60,161

Cash, End of Year	$42,973	$17,206	$56,130

Non-cash investing and financing activities
Acquisition of assets under capital leases	$–	$53,139	$–
Issuance of preferred shares to settle related party debt	–	–	7,863,855

The accompanying notes are an integral part of these consolidated financial statements.

QWICK MEDIA INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ DEFICIENCY
YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016
(Stated in U.S. Dollars)

		SHARE CAPITAL
			Number
	Number of		of		Additional
	Common		Preferred		Paid-in
	Shares	Par Value	Shares	Par Value	Capital	Deficit	TOTAL
Balance, December 31, 2015	71,128,456	$71,128	2,027,945	$–	$5,029,013	$(14,650,468)	$(9,550,327)

Reclasification of preferred shares	–	–	–	2,028	2,025,917	–	2,027,945
Issuance of preferred shares to settle related party debt	–	–	7,863,855	7,864	7,855,991	–	7,863,855
Share-based compensation	–	–	–	–	64,403	–	64,403
Net loss for the year	–	–	–	–	–	(269,508)	(269,508)

Balance, December 31, 2016	71,128,456	71,128	9,891,800	9,892	14,975,324	(14,919,976)	136,368

Share-based compensation	–	–	–	–	250,819	–	250,819
Net loss for the year	–	–	–	–	–	(1,103,902)	(1,103,902)

Balance, December 31, 2017	71,128,456	71,128	9,891,800	9,892	15,226,143	(16,023,878)	(716,715)

Share-based compensation	–	–	–	–	36,433	–	36,433
Net loss for the year	–	–	–	–	–	(622,615)	(622,615)
Balance, December 31, 2018	71,128,456	$71,128	9,891,800	$9,892	$15,262,576	$(16,646,493)	$(1,302,897)

The accompanying notes are an integral part of these consolidated financial statements.

QWICK MEDIA INC.

Notes to the Consolidated Financial Statements

YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016
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

As shown in the accompanying consolidated financial statements, the Company has incurred accumulated losses of $16,646,493 as at December 31, 2018 (2017 - $16,023,878). The future of the Company is dependent upon its ability to obtain adequate financing and upon future profitable operations. Management has plans to seek additional capital financing through private placement and a public offering of the Company’s common shares and from the issuance of promissory notes. These factors raise substantial doubt regarding the Company’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts of and classification of liabilities that might be necessary in the event the Company cannot continue in existence.

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

Cash consists of cash on deposit with high quality major financial institutions. The carrying amounts approximated fair market value due to the liquidity of these deposits. For purposes of the balance sheets and statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company had no cash equivalents at December 31, 2018 and 2017.

QWICK MEDIA INC.

Notes to the Consolidated Financial Statements

YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016
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

The Company earns its revenue from the sale of digital kiosks, as well as the performance of various software consulting and implementation services, mainly in the Canada and the US.

Effective January 1, 2018, the Company adopted the new revenue standard, ASC 606, Revenue from Contracts with Customers, using the modified retrospective transition approach. Adoption of this standard had no effect on the Company’s reported revenues.

In accordance with ASC 606, the Company recognizes revenue when its customer obtains control of promised goods or services, in an amount that reflects the consideration which the Company expects to be entitled in exchange for those goods or services.

To determine revenue recognition for arrangements that the Company determines are within the scope of ASC 606, it performs the following five steps:

(i)	identify the contract(s) with a customer;

(ii)	identify the performance obligations in the contract;

(iii)	determine the transaction price;

(iv)	allocate the transaction price to the performance obligations in the contract; and

(v)	recognize revenue when (or as) the entity satisfies a performance obligation.

The Company applies the five-step model to contracts when it determines that it is probable it will collect substantially all of the consideration it is entitled to in exchange for the goods or services it transfers to the customer. At contract inception, once the contract is determined to be within the scope of ASC 606, the Company assesses the goods or services promised within each contract and determines those that are performance obligations, and assesses whether each promised good or service is distinct. The Company then recognizes as revenue the amount of the transaction price, after consideration of variability and constraints, if any, that is allocated to the respective performance obligation when the performance obligation is satisfied.

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

QWICK MEDIA INC.

Notes to the Consolidated Financial Statements

YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016
(Stated in U.S. Dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

	d)	Software Development Costs (Continued)

To December 31, 2018, software development costs, comprised of salaries, wages and benefits, and direct overhead, have been charged to operations as the research and development activities for other components of the product and processes have not been completed.

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

QWICK MEDIA INC.

Notes to the Consolidated Financial Statements

YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016
(Stated in U.S. Dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

	i)	Foreign Currency Translation

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

k)	Financial Instruments

In January 2016, the FASB issued ASU 2016-01, Financial Instruments—Overall (ASC 825): Recognition and Measurement of Financial Assets and Financial Liabilities (ASU 2016-01), which requires that most equity investments be measured at fair value, with subsequent changes in fair value recognized in net income. The ASU also impacts financial liabilities under the fair value option and the presentation and disclosure requirements for financial instruments. In addition, the FASB clarified guidance related to the valuation allowance assessment when recognizing deferred tax assets resulting from unrealized losses on available-for-sale debt securities. Entities have to assess the realizability of such deferred tax assets incombination with the entities’ other deferred tax assets. ASU 2016-01 is effective for fiscal years beginning after December 15, 2017 and for interim periods within those fiscal years. The Company adopted this guidance effective January 1, 2018 with no material impact on its consolidated financial statements.

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

QWICK MEDIA INC.

Notes to the Consolidated Financial Statements

YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016
(Stated in U.S. Dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

	l)	Income Taxes

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

QWICK MEDIA INC.

Notes to the Consolidated Financial Statements

YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016
(Stated in U.S. Dollars)

3.	INVENTORY

	2018	2017

Computers	$9,653	$9,698
Monitors	29,921	31,779
Printers	3,551	2,175
Charging stations	22,715	24,968
Parts and enclosures	48,775	56,481
General	2,615	3,672
	$117,230	$128,773

During the year, the Company recorded inventory obsolescence in the amount of $13,561 (2017 - $28,243; 2016 - $22,453).

4.	EQUIPMENT

		2018
		Accumulated	Net Book
	Cost	Amortization	Value

Computer hardware	$38,713	$37,619	$1,094
Computer software	1,950	1,950	–
Office furniture	11,828	7,634	4,194
Equipment	52,932	42,741	10,191
Shop equipment	22,009	7,503	14,506
Shop equipment under capital leases	53,139	16,055	37,084
	$180,571	$113,502	$67,069

		2017
		Accumulated	Net Book
	Cost	Amortization	Value

Computer hardware	$38,713	$37,115	$1,598
Computer software	1,950	1,950	–
Office furniture	11,828	6,745	5,083
Automobile	8,669	3,812	4,857
Equipment	52,395	42,743	9,652
Shop equipment	22,009	1,287	20,722
Shop equipment under capital leases	53,139	5,427	47,712
	$188,703	$99,079	$89,624

5.	INTANGIBLE ASSETS

		2018
		Accumulated	Net Book
	Cost	Amortization	Value

Trademarks	$78,214	$28,736	$49,478
Patents	21,818	8,000	13,818
Intellectual property	7,388	2,709	4,679
	$107,420	$39,445	$67,975

QWICK MEDIA INC.

Notes to the Consolidated Financial Statements

YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016
(Stated in U.S. Dollars)

5.	INTANGIBLE ASSETS (Continued)

		2017
		Accumulated	Net Book
	Cost	Amortization	Value

Trademarks	$78,214	$20,915	$57,299
Patents	21,818	5,818	16,000
Intellectual property	7,388	1,969	5,419
	$107,420	$28,702	$78,718

6.	CAPITAL LEASE OBLIGATIONS

The Company leases shop equipment under capital leases at an effective annual interest rate of 5.56% over a period of 60 months ending in mid-2022. At December 31, 2018, $34,790 (2017 – $47,308) were owed on these leases. During the year ended December 31, 2018, $12,518 (2017 – $4,684) in principal payments on the leases were made. Future lease payments total $34,790 consisting of $9,210 due in one year and $25,580 due after one year.

The leased shop equipment are amortized over 5 years on a straight-line basis. Included in Equipment (Note 4) are shop equipment under capital leases of $53,139 (2017 – $53,139) with a carrying value at December 31, 2018 of $37,084 (2017 – $47,712) after accumulated amortization of $16,055 (2017 – $5,427).

7.	RELATED PARTY TRANSACTIONS AND AMOUNTS OWING

For the year ended December 31, 2018, the Company carried out a number of transactions with related parties in the normal course of business. These transactions were recorded at their exchange amount, which is the amount of consideration established and agreed to by the related parties.

The following are related party transactions and amounts owing at December 31, 2018 that are not otherwise disclosed elsewhere:

a)

For the year ended December 31, 2018, the Company paid management fees of $21,225 (2017 – $23,103; 2016 – $41,514) to companies controlled by former officers and directors; and salaries of $Nil (2017 – $57,758; 2016 – $135,864) to an officer of the Company and spouse.

b)	The Company recorded share-based compensation of $27,148 (2017 – $191,082; 2016 – $64,403) as consulting fees and salaries paid to directors and officers for the year ended December 31, 2018.

d)

As of December 31, 2018, the Company recorded in accounts payable and accrued liabilities: (i) $14,557 (2017 – $7,533) owed to a company controlled by a former director; (ii) $19,241 (2017 – $6,277) owed to a company controlled by a former officer; and (iii) $3,635 (2017 – $6,344) owed to a former director of the Company. The amounts owed are unsecured, non-interest bearing and due on demand.

e)	As of December 31, 2018, $1,469,663 (2017 – $986,726) had been advanced by the President and a director of the Company; The advances were unsecured, non-interest bearing and due on demand.

f)	On December 30, 2016, the Company converted $7,863,855 of amounts owed to related parties into 7,863,855 Class A Preferred Shares at a price of $1.00 per Class A Preferred Share.

QWICK MEDIA INC.

Notes to the Consolidated Financial Statements

YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016
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

On June 7, 2017, the Company granted 4,630,000 options to directors, officers, and third parties of the Company, of which each option is exerciseable for a period of 5 years at a price of $0.07. These options will vest as follows: 1,543,333 on June 7, 2017, 1,543,333 on June 7, 2018, and 1,543,333 on June 7, 2019.

During the year ended December 31, 2018, the Company recorded share-based compensation of $36,433 (2017 – $250,819, 2016 - $64,403) as consulting expenses and salaries related to the vesting and issuance of stock options.

The fair value assumptions used were as follows:

	2018	2017	2016

Expected dividend yield	N/A	0%	N/A
Risk-free interest rate	N/A	1.74%	N/A
Expected volatility	N/A	140%	N/A
Expected option life (in years)	N/A	5	N/A

The following table summarizes the continuity of the Company’s stock options:

			Weighted-
		Weighted	Average
		Average	Remaining
	Number of	Exercise	Contractual
	Options	Price	Term (years)
Outstanding, December 31, 2016	1,900,000	$0.20	3.20
Granted in 2017	4,630,000	$0.07	3.15
Outstanding, December 31, 2017 and 2018	6,530,000	$0.11	2.77
Exercisable, December 31, 2018	4,986,666	0.12	2.57

A summary of the status of the Company’s non-vested options and changes are presented below:

		Weighted
		Average
	Number of	Grant Date
	Options	Fair Value
Non-vested at December 31, 2016	350,000	$0.16
Granted	4,630,000	$0.07
Vested	(1,893,333)	$0.07
Non-vested at December 31, 2017	3,086,667	$0.07
Vested	(1,543,333)	$0.18
Non-vested at December 31, 2018	1,543,334	$0.18

As at December 31, 2018, there was $33,883 (2017 – $70,551) in total unrecognized compensation cost related to non-vested stock options.

QWICK MEDIA INC.

Notes to the Consolidated Financial Statements

YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016
(Stated in U.S. Dollars)

8.	STOCK OPTIONS (Continued)

As at December 31, 2018, the following stock options were outstanding:

Number of Options	Exercise Price	Expiry Date
600,000	$0.20	April 30, 2019
300,000	$0.20	July 31, 2020
1,000,000	$0.20	September 4, 2020
4,630,000	$0.07	June 7, 2022
6,530,000

9.	REDEEMABLE PREFERRED SHARES

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

QWICK MEDIA INC.

Notes to the Consolidated Financial Statements

YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016
(Stated in U.S. Dollars)

9.	REDEEMABLE PREFERRED SHARES (Continued)

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

The Company has entered into leases for the provision of facility space and capital assets until May 31, 2021 and July 31, 2022. The Company’s future minimum lease payments for its leases are as follows:

Fiscal year ending December 31, 2019	$ 69,091	(CDN $ 94,257)
Fiscal year ending December 31, 2020	61,849	(CDN $ 84,378)
Fiscal year ending December 31, 2021	26,817	(CDN $ 36,585)
Fiscal year ending December 31, 2022	5,248	(CDN $ 7,160)
Total	$ 163,005	(CDN$222,380)

11.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The following table presents information about the Company’s financial instruments that have been measured at fair value as of December 31, 2018, and indicates the fair value hierarchy of the valuation inputs utilized to determine such fair values:

DECEMBER 31, 2018	FAIR
	VALUE		TOTAL
	INPUT	HELD-FOR-	CARRYING	FAIR
	LEVEL	TRADING	VALUE	VALUE
Financial assets
Cash	1	$ 42,973	$ 42,973	$ 42,973

DECEMBER 31, 2017	FAIR
	VALUE		TOTAL
	INPUT	HELD-FOR-	CARRYING	FAIR
	LEVEL	TRADING	VALUE	VALUE
Financial assets
Cash	1	$ 17,206	$ 17,206	$ 17,206

Due to the nature of cash, receivables and accounts payable, the fair value of these instruments approximated their carrying value.

QWICK MEDIA INC.

Notes to the Consolidated Financial Statements

YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016
(Stated in U.S. Dollars)

11.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (Continued)

a)    Credit risk

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations. The Company is not exposed to significant credit risk as at December 31, 2018 and 2017.

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

d)    Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying its financial obligations as they become due. The Company manages its liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities. At December 31, 2018, the Company had accounts payable of $45,228 (2017 - $37,825), which are due within 30 days or less. As at December 31, 2018, accrued liabilities consist of accrued accounting fees of $21,990 (2017 - $23,000).

12.	SEGMENTED INFORMATION

The Company’s business is considered as operating in one segment, being the development of software and hardware for use in digital media kiosks.

The Company derives a substantial amount of its revenue from six customers (2017 – two; 2016 – two), which contributed approximately 86% (2017 - 50%; 2016 - 78%) of revenue for the year ended December 31, 2018.

13.	INCOME TAXES

The provision for income taxes differs from the result which would be obtained by applying the statutory income tax rate of 27% (2017 - 26%; 2016 – 26%) to income before income taxes. The difference results from the following items:

	2018	2017	2016

Computed expected benefit income taxes	$(344,000)	$(216,000)	$(238,000)
Increase in valuation allowance	344,000	216,000	238,000
	$–	$–	$–

QWICK MEDIA INC.

Notes to the Consolidated Financial Statements

YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016
(Stated in U.S. Dollars)

13.	INCOME TAXES (Continued)

Significant components of the Company’s deferred income tax assets are as follows:

	2018	2017

Deferred income tax asset	$4,395,000	$4,051,000
Valuation allowance	(4,395,000)	(4,051,000)
	$–	$–

The Company has net operating losses of approximately $16,276,000 (2017 - $15,580,000), which, if unutilized, will expire through to 2038. Future tax benefits, which may arise as a result of these losses, have not been recognized in these consolidated financial statements and have been offset by a valuation allowance.

The Company and its subsidiaries file income tax returns in Canada. These tax returns are subject to examination by local taxation authorities provided the tax years remain open to audit under the relevant statutes of limitations.

ITEM 18           Financial Statements

Refer to “Item 17. Financial Statements”.

ITEM 19           Exhibits

The following exhibits are being filed as part of this annual company report, or are incorporated by reference where indicated:

Exhibit Number	Description of Exhibit
1.1	Memorandum of Association (incorporated by reference from Exhibit 3.1 to our current report on Form 8-K as filed with the SEC on August 5, 2009)
1.2	Articles of Association (incorporated by reference from Exhibit 3.2 to our current report on Form 8-K as filed with the SEC on August 5, 2009)
4.1	Promissory Note with In Touch Digital Media Inc. dated February 18, 2009
4.2	Promissory Note with In Touch Digital Media Inc. dated March 31, 2009 (incorporated by reference from Exhibit 10.5 to our registration statement on Form S-4 as filed with the SEC on April 9, 2009)
4.3	Promissory Note with In Touch Digital Media Inc. dated May 8, 2009 (incorporated by reference from Exhibit 10.9 to our quarterly report on Form 10-Q as filed with the SEC on May 15, 2009)
4.4	Form of Debt Settlement and Subscription Agreement, effective as of September 30, 2009 (incorporated by reference from our Annual Report on Form 20-F as filed with the SEC on April 29, 2010)
4.5	Share Exchange Agreement with Qeyos Ad Systems Inc. dated January 28, 2011 (incorporated by reference from our Annual Report on Form 20-F as filed with the SEC on February 3, 2011)
4.6	Debt Settlement and Subscription Agreement dated January 28, 2011 with R. J. Tocher Holdings Ltd. (incorporated by reference from our Annual Report on Form 20-F as filed with the SEC on February 3, 2011)
4.7	Form of Private Placement Subscription Agreement (incorporated by reference from our Annual Report on Form 20-F as filed with the SEC on February 3, 2011)
4.8	2011 Stock Option Plan (incorporated by reference from our Annual Report on Form 20-F as filed with the SEC on February 3, 2011)
4.9*	Share Purchase Agreement dated February 11, 2019 with SFE Global Inc.
8.1	Significant subsidiaries of our Company: Qeyos Ad Systems Inc., a British Columbia corporation, all of the shares of which are owned by our company, Wuxi Xun Fu Information Technology Co., Ltd., a company incorporated under the laws of the People’s Republic of China, all of the shares of which are owned by Qeyos and SFE Global Inc., a company incorporated under the laws of the State of Washington, all of the shares of which are owned by our company.
11.1	Code of Ethics (incorporated by reference from our Registration Statement on Form 20-F, as amended, filed on March 30, 2004).
12.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification of Interim Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Certification of Interim Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

* Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

QWICK MEDIA INC.

By: /s/ Ross J. Tocher
Ross J. Tocher,
President and Chief Executive Officer
(Principal Executive Officer)

Date: May 15, 2019

By: /s/ Ross J. Tocher
Ross J. Tocher
Interim Chief Financial Officer
(Principal Financial Officer
and Principal Accounting Officer)

Date: May 15, 2019